As filed with the Securities and Exchange Commission on October 18, 2019

Registration No. 333-233923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RW HOLDINGS NNN REIT, INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

Maryland	6798	47-4156046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3090 Bristol Street, Suite 550
Costa Mesa, California 92626
(855) 742-4862
(Address, Including Zip Codes and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Aaron S. Halfacre
President and Chief Executive Officer
RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626
(855) 742-4862
(Name, Address, Including Zip Codes and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Lauren B. Prevost, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, NE 1600 Atlanta Financial Center Atlanta, Georgia 30326 (404) 504-7744	Shelly A. Heyduk, Esq. O’Melveny & Myers LLP 610 Newport Center Drive Suite 1700 Newport Beach, California 92660 (949) 823-7968	Gregory W. Preston, Esq. Corporate Law Solutions, P.C. 907 Sandcastle Drive Corona del Mar, California 92625 (949) 760-0107

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the Joint Proxy Statement and Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company	☒
Non-accelerated filer	☒			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Joint Proxy Statement and Prospectus is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. RW Holdings NNN REIT, Inc. may not sell any of the securities described in this Joint Proxy Statement and Prospectus until the registration statement is effective. This Joint Proxy Statement and Prospectus is not an offer to sell or exchange the securities, and it is not soliciting an offer to buy these securities, in any state where an offer or sale of the securities is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION, DATED OCTOBER 18, 2019

JOINT PROXY STATEMENT AND PROSPECTUS

RW HOLDINGS NNN REIT, INC.	RICH UNCLES REAL ESTATE INVESTMENT TRUST I

The board of directors of RW Holdings NNN REIT, Inc. (“NNN REIT”) and the board of trust managers of Rich Uncles Real Estate Investment Trust I (“REIT I”) have each unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which REIT I will merge with and into Katana Merger Sub, LP (“Merger Sub”), a wholly owned subsidiary of NNN REIT (the “Merger”). The company following the Merger, which we refer to as the Combined Company, will retain the name “RW Holdings NNN REIT, Inc.” The board of directors of NNN REIT immediately prior to the effective time of the Merger will continue to serve as the board of directors of the Combined Company.

In addition, NNN REIT intends to enter into a series of transactions to become self-managed, as further described herein (the “Self-Management Transaction”).

This Joint Proxy Statement and Prospectus contains important information about NNN REIT, REIT I, the Merger, the Merger Agreement, the Self-Management Transaction and certain other proposals described herein, including a proposed amendment to the declaration of trust for REIT I and proposed amendments to the charter and bylaws for NNN REIT. You should read this entire Joint Proxy Statement and Prospectus carefully because it contains important information about the Merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 38.

NNN REIT is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

If the Merger is approved by the stockholders of NNN REIT and the shareholders of REIT I and the Merger is subsequently completed, each outstanding common share and excess share of REIT I (other than REIT I common shares owned by NNN REIT or any of its wholly owned subsidiaries) will be converted into the right to receive one share of NNN REIT Class C common stock. The ratio of one share of NNN REIT Class C common stock for every one outstanding common share and excess share of REIT I is referred to herein as the “Exchange Ratio.” The exact number of shares of common stock NNN REIT will issue in the Merger will not be determined until the closing of the Merger. Following completion of the Merger, REIT I shareholders will own approximately 33% of the common equity of the Combined Company. Following completion of the Self-Management Transaction, REIT I shareholders will own approximately 29% of the Combined Company on a fully-diluted basis before consideration of the earnout payment associated with the Self-Management Transaction. If all of the earnout milestones associated with the Self-Management Transaction are achieved, REIT I shareholders would own approximately 26% of the Combined Company on a fully diluted basis. As of the date of this filing, there are no outstanding excess shares of REIT I.

The common stock of NNN REIT is not currently listed or traded on any securities exchange or quotation system. The common shares of REIT I are not listed or traded on any securities exchange or quotation system.

We cannot complete the Merger unless the common stockholders of NNN REIT and the common shareholders of REIT I approve their respective Merger proposals described herein. Each of us is asking our stockholders and shareholders to consider and vote on a Merger proposal at NNN REIT’s annual meeting of stockholders and at REIT I’s special meeting of shareholders, as well as the other proposals described in this Joint Proxy Statement and Prospectus. The board of directors of NNN REIT and the board of trust managers of REIT I each unanimously support the Merger and recommends that you vote in favor of their respective Merger proposals.

Your vote is very important. Whether or not you plan to attend your annual stockholders’ or shareholders’ meeting, please take the time to vote as soon as possible.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Merger or the securities to be issued under this Joint Proxy Statement and Prospectus or determined if this Joint Proxy Statement and Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This Joint Proxy Statement and Prospectus is dated October 22, 2019 and is first being mailed to stockholders of NNN REIT and shareholders of REIT I on or about October 22, 2019.

Sources of Information

NNN REIT has supplied all information contained in this Joint Proxy Statement and Prospectus relating to NNN REIT, and REIT I has supplied all information contained in this Joint Proxy Statement and Prospectus relating to REIT I.

WHERE YOU CAN FIND MORE INFORMATION

NNN REIT has filed a registration statement on Form S-4 to register the issuance of NNN REIT Class C common stock to REIT I shareholders in the Merger. This Joint Proxy Statement and Prospectus is a part of that registration statement and constitutes a prospectus of NNN REIT and a proxy statement of each of NNN REIT and REIT I for their annual meeting and special meeting, respectively. As allowed by SEC rules, this Joint Proxy Statement and Prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

NNN REIT and REIT I each file annual, quarterly and current reports and proxy statements and other information with the SEC. All of these filings with the SEC are available to the public free of charge over the Internet at the SEC’s web site at www.sec.gov. Investors may also obtain information about each of NNN REIT and REIT I at www.richuncles.com. The website addresses included herein are not intended to function as hyperlinks, and the information contained on the SEC’s website and on our website is not intended to be a part of this Joint Proxy Statement and Prospectus.

In addition, you may also obtain additional copies of this Joint Proxy Statement and Prospectus by contacting Broadridge Financial Solutions, Inc., our proxy solicitor, at the address and telephone number listed below. You will not be charged for any of these documents that you request.

51 Mercedes Way
Edgewood, New York
Tel: (833) 814-9449 (toll free)

If you would like to request copies of any documents, please do so by December 6, 2019 in order to receive them before the meetings.

When deciding how to cast your vote, you should rely only on the information contained in this Joint Proxy Statement and Prospectus and any related supplemental filings regarding the Joint Proxy Statement and Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement and Prospectus. This Joint Proxy Statement and Prospectus is dated October 22, 2019. You should not assume that the information contained in this Joint Proxy Statement and Prospectus is accurate as of any date other than such date, and neither the furnishing of the Joint Proxy Statement and Prospectus to stockholders of NNN REIT and shareholders of REIT I nor the issuance of NNN REIT Class C common stock in connection with the Merger shall create any implication to the contrary.

This Joint Proxy Statement and Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement and Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

i

RW HOLDINGS NNN REIT, INC.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held December 17, 2019

To the Stockholders of RW Holdings NNN REIT, Inc.:

You are cordially invited to the annual meeting of stockholders of RW Holdings NNN REIT, Inc. (“NNN REIT”). The annual meeting will be held on December 17, 2019 at 11:00 A.M. (PST), at the offices of RW Holdings NNN REIT, Inc., 3090 Bristol Street, Suite 550, Costa Mesa, California 92626, for the following purposes:

1.	Approval of NNN REIT Merger Proposal. To consider and vote on a proposal to approve the merger of Rich Uncles Real Estate Investment Trust I (“REIT I”) with and into Katana Merger Sub, LP (“Merger Sub”) pursuant to the Agreement and Plan of Merger dated as of September 19, 2019 (the “Merger Agreement”), by and among NNN REIT, Rich Uncles NNN REIT Operating Partnership, LP (“NNN REIT OP”), REIT I and Merger Sub (the “NNN REIT Merger Proposal”). A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement and Prospectus as Annex A.
2.	Approval of NNN REIT Charter and Bylaws Amendment Proposals. To consider and vote upon the approval of the following proposals to amend and restate the NNN REIT charter (the “NNN REIT Charter”) and the amended and restated bylaws of NNN REIT (“the NNN REIT Bylaws”) as set forth in Annex D and Annex F, respectively, to the accompanying Joint Proxy Statement and Prospectus:
○	revisions to conform the provisions of the NNN REIT Charter and the NNN REIT Bylaws to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the “NASAA REIT Guidelines”);
○	revisions to conform the NNN REIT Charter and the NNN REIT Bylaws to the charter and bylaws of other publicly registered non-traded REITs incorporated in Maryland, including updating and modernizing certain governance and other provisions and ministerial changes; and
○	revisions to update and modernize the restrictions on ownership and transfer that are intended to assist NNN REIT in maintaining its qualification as a REIT under the Internal Revenue Code of 1986, as amended.
3.	Election of Directors. To consider and vote on the election to the NNN REIT board of directors of each of the seven director nominees named in the accompanying Joint Proxy Statement and Prospectus, each to serve until NNN REIT’s 2020 annual meeting of stockholders and until his respective successor is duly elected and qualifies.
4.	Ratification of Auditors. To consider and vote on the ratification of the appointment of Squar Milner LLP (“Squar Milner”) as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019.
5.	Adjournment. To consider and vote on a proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.
6.	Other Business. To transact any other business as may properly come before the NNN REIT annual meeting or any postponement or adjournment of the annual meeting. At the present time, NNN REIT’s board of directors is unaware of any other business that might properly come before the annual meeting.

NNN REIT’s board of directors has fixed October 21, 2019 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof. Only record holders of common stock, including shares of Class C and Class S common stock, as of the close of business on the record date are entitled to notice of and to vote at the annual meeting.

NNN REIT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NNN REIT’S STOCKHOLDERS VOTE “FOR” EACH OF THE ABOVE PROPOSALS AND “FOR” EACH OF THE DIRECTOR NOMINEES NAMED PURSUANT TO PROPOSAL 3.

For further information regarding the matters to be acted upon at the annual meeting, NNN REIT urges you to carefully read the accompanying Joint Proxy Statement and Prospectus. If you have questions about these proposals or would like additional copies of the Joint Proxy Statement and Prospectus, please contact NNN REIT’s proxy solicitor, Broadridge Financial Solutions, Inc., at (833) 814-9449.

Whether you own a few or many shares and whether you plan to attend in person or not, it is important that your shares be voted on matters that come before the annual meeting. None of NNN REIT’s stockholders own more than 10% of NNN REIT’s outstanding shares, so every stockholder’s vote is important to NNN REIT. To make voting easier for you, you may authorize a proxy to vote your shares in one of three ways: (1) by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the envelope provided; (2) by visiting www.proxyvote.com/rwholdingsnnn and entering the control number that appears on the proxy card; or (3) by telephone at 800-690-6903 and following the recorded instructions, including providing the control number that appears on the proxy card. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the recommendations of NNN REIT’s board of directors.

You are cordially invited to attend the annual meeting. Your vote is very important.

By Order of the Board of Directors,

/s/ Raymond J. Pacini
Raymond J. Pacini
Chief Financial Officer and Secretary of NNN REIT

Costa Mesa, California
October 22, 2019

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held December December 17, 2019

To the Shareholders of Rich Uncles Real Estate Investment Trust I:

You are cordially invited to the special meeting of shareholders of Rich Uncles Real Estate Investment Trust I (“REIT I”). The special meeting will be held on December 17, 2019 at 10:00 A.M. (PST), at the offices of REIT I, 3090 Bristol Street, Suite 550, Costa Mesa, California 92626, for the following purposes:

1.	Merger. To consider and vote on a proposal to approve the merger of REIT I with and into Katana Merger Sub, LP (“Merger Sub”) pursuant to the Agreement and Plan of Merger dated as of September 19, 2019 (the “Merger Agreement”), by and among REIT I, RW Holdings NNN REIT, Inc. (“NNN REIT”), Rich Uncles NNN Operating Partnership, LP (“NNN REIT OP”) and Merger Sub (the “REIT I Merger Proposal”). A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement and Prospectus as Annex A.
2.	Approval of Amendment to Declaration of Trust. To approve the amendment to REIT I’s Amended and Restated Declaration of Trust, as amended (“Declaration of Trust”), as set forth in Annex H to the accompanying Joint Proxy Statement and Prospectus.
3.	Adjournment. To consider and vote on a proposal to authorize one or more adjournments of the special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust.
4.	Other Business. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof. At the present time, REIT I’s board of trust managers is unaware of any other business that might properly come before the special meeting.

REIT I’s board of trust managers has fixed October 21, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Only record holders of common shares as of the close of business on the record date are entitled to notice of and to vote at the special meeting.

REIT I’s BOARD OF TRUST MANAGERS UNANIMOUSLY RECOMMENDS THAT REIT I’S SHAREHOLDERS VOTE “FOR” THE ABOVE PROPOSALS.

For further information regarding the matters to be acted upon at the special meeting, REIT I urges you to carefully read the accompanying Joint Proxy Statement and Prospectus. If you have questions about these proposals or would like additional copies of the Joint Proxy Statement and Prospectus, please contact REIT I’s proxy solicitor, Broadridge Financial Solutions, Inc. at (833) 786-5514.

Whether you own a few or many shares and whether you plan to attend in person or not, it is important that your shares be voted on matters that come before the special meeting. None of REIT I’s shareholders own more than 10% of REIT I’s outstanding shares, so every shareholder’s vote is important to REIT I. To make voting easier for you, you may authorize a proxy to vote your shares in one of three ways: (1) by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the envelope provided; (2) by visiting www.proxyvote.com/richuncles1 and entering the control number that appears on the proxy card; or (3) by telephone at 800-690-6903 and following the recorded instructions, including providing the control number that appears on the proxy card. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the recommendations of REIT I’s board of trust managers.

You are cordially invited to attend the special meeting. Your vote is very important.

By Order of the Board of Trust Managers,
/s/ Raymond J. Pacini
Raymond J. Pacini
Chief Financial Officer and Secretary of REIT I

Costa Mesa, California
October 22, 2019

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETINGS

The following are some questions that NNN REIT stockholders and REIT I shareholders may have regarding the proposed transaction between NNN REIT and REIT I and about each company’s meeting and brief answers to those questions. NNN REIT and REIT I urge you to read carefully this entire Joint Proxy Statement and Prospectus, including the Annexes, Appendices and the other documents to which this Joint Proxy Statement and Prospectus refers, because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this Joint Proxy Statement and Prospectus to REIT I are to Rich Uncles Real Estate Investment Trust I, a California real estate investment trust; all references to NNN REIT are to RW Holdings NNN REIT, Inc., a Maryland corporation; all references to NNN REIT OP are to Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership; all references to Merger Sub are to Katana Merger Sub, LP, a Delaware limited partnership and a wholly owned subsidiary of NNN REIT; all references to the Merger Agreement are to the Agreement and Plan of Merger, dated as of September 19, 2019, by and among NNN REIT, REIT I, NNN REIT OP and Merger Sub, as it may be amended from time to time, a copy of which is attached as Annex A to this Joint Proxy Statement and Prospectus; all references to the Merger are to the merger of REIT I with and into Merger Sub pursuant to the terms of the Merger Agreement.

Q:	What is the proposed Merger?
A:	The board of directors of NNN REIT (the “NNN REIT Board”) and the board of trust managers of REIT I (the “REIT I Board”) are recommending the Merger to combine into a single company. The Merger will be voted upon by the stockholders of NNN REIT and by the shareholders of REIT I. If approved, REIT I will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of NNN REIT. At that time, in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”), the separate existence of REIT I shall cease.
Q:	Why is NNN REIT contemplating the proposed Merger?
A:	The NNN REIT Board believes that by combining NNN REIT and REIT I, the Combined Company will achieve on behalf of investors the following:
•	Strategic and Financial Benefits. The Combined Company is expected to have a pro forma enterprise value of approximately $455 million (based on the estimated net asset value (“NAV”) per share of NNN REIT of $10.16 and the total estimated pro forma outstanding indebtedness of $180 million) and a total market capitalization of approximately $275 million (based on the number of issued and outstanding shares of NNN REIT common stock as of June 30, 2019 and the consideration for the Merger), and is expected to experience lower costs of operation than the two companies experience on a stand-alone basis.
•	Improvement to Portfolio Characteristics. As a result of the Merger, NNN REIT’s portfolio of properties would improve, among others, in the following respects:
•	Increase in the number of unique tenants;
•	Enhanced tenant, industry, and geographic diversification;
•	Lower weighted average interest rate on property financings;
•	Reduced aggregate leverage ratio; and
•	Increased presence in California.
•	Economies of Scale. The increased size, scale, and diversification of the Combined Company should better position the Combined Company to attract new and additional financing sources, potentially on more favorable terms than are available to NNN REIT. The Merger should also allow for enhanced pricing power with service providers in certain markets and better access to key decision makers with certain tenants and greater presence in the real estate acquisitions market.
•	Integrated Structure. The integrated organizational structure of the Combined Company should further increase cost and operating efficiencies by simplifying the current business models of the two companies particularly as it relates to eliminating the need for duplicate financial filings.

•	Familiarity with Businesses. Because NNN REIT’s management team is the same as REIT I’s management team, the NNN REIT management team has knowledge of the business, operations, financial condition, earnings and prospects of each of NNN REIT and REIT I, as well as of the current and prospective environment in which NNN REIT and REIT I operate, including economic and market conditions.
•	Improved Optionality. The Combined Company will have an active securities offering registration, enabling it to continue to raise equity and further diversify its portfolio. The Combined Company’s increased size and diversification is expected to be more attractive to new equity investors.

See “The Merger - Recommendation of the Board of Directors of NNN REIT and Its Reasons for the Merger” for additional information.

Q:	Why is REIT I contemplating the proposed Merger?
A:	The REIT I Board believes that by combining REIT I and NNN REIT, the Combined Company will achieve on behalf of investors the following:
•	Increased Liquidity Provisions. The Combined Company intends to offer REIT I investors improved liquidity provisions via a monthly, rather than quarterly, share repurchase program as well as the tangential benefits of an ongoing offering that has the potential to continuously increase the count of investors and the total shares outstanding, thereby increasing each individual investor’s diversification as measured by the relative percentage ownership of the Combined Company. Providing for long-term liquidity via a sustainable share repurchase program was a primary goal of the REIT I Board’s strategic alternatives review process that began in January 2019.
•	More Frequent Distributions. The Combined Company will offer REIT I investors monthly, rather than quarterly, distributions and the ability to reinvest via a monthly distribution reinvestment program, thereby providing REIT I investors a greater opportunity to benefit from more frequent compounding.
•	Strategic Benefits and Opportunities. The Combined Company will be better positioned to achieve a successful strategic transaction as a result of increased scale. The Combined Company will maintain REIT I’s strategy of focusing on high quality office, industrial and retail properties with creditworthy tenants and long-term leases that are essential to the business operations of the tenant.
•	Improvement of Portfolio Characteristics. As a result of the Merger, REIT I’s portfolio of properties would improve, among others, in the following respects:
•	Increased average lease term;
•	Enhanced tenant, industry and geographic diversification; and
•	Increased occupancy.
•	Increased Scale. The enhanced size, scale, and financials of the Combined Company will likely improve access to the capital markets, which can be used to support strategic investments to drive growth opportunities. Following the Merger, the Combined Company’s enterprise value will increase by approximately 184% over REIT I’s enterprise value as of June 30, 2019.
•	Continued Ownership in a Public Company. The receipt of shares of NNN REIT Class C common stock as Merger Consideration provides REIT I shareholders the opportunity to continue ownership in the Combined Company, which will continue to provide the benefits of an investment in a public company, such as publicly filed quarterly and annual financial statements and periodic reports.

See “The Merger - Recommendation of the Board of Trust Managers of REIT I and Its Reasons for the Merger” for additional information.

Q:	What will happen in the proposed Merger?
A:	At the effective time of the Merger, each issued and outstanding common share of REIT I (other than REIT I common shares owned by NNN REIT or any of its wholly owned subsidiaries (the “Excluded Holders”) will be converted into the right to receive one share of NNN REIT Class C common stock (with fractional shares receiving a corresponding number of fractional shares of NNN REIT) (the “Merger

Consideration”). This ratio of one share of NNN REIT Class C common stock for every one outstanding common share and excess share of REIT I is referred to herein as the “Exchange Ratio.” As of the date of this filing, there are no outstanding excess shares of REIT I.

Q:	How will NNN REIT stockholders be affected by the Merger and the issuance of shares of NNN REIT Class C common stock in connection with the Merger?
A:	After the Merger, each NNN REIT stockholder will continue to own the shares of NNN REIT common stock that such stockholder held immediately prior to the effective time of the Merger. As a result of the Merger, each NNN REIT stockholder will own shares of common stock in a larger company with more assets. However, because NNN REIT will be issuing shares of NNN REIT Class C common stock to REIT I shareholders in exchange for shares of REIT I common shares in the Merger, each outstanding share of NNN REIT common stock immediately prior to the effective time of the Merger will represent a smaller percentage of the aggregate number of shares of the Combined Company common stock outstanding after the Merger. Upon completion of the Merger, we estimate that continuing NNN REIT stockholders will own approximately 67% of the issued and outstanding common stock of the Combined Company (or 58% following the Self-Management Transaction, on a fully diluted basis before consideration of the earnout payment associated with the Self-Management Transaction), and former REIT I shareholders will own approximately 33% of the issued and outstanding common stock of the Combined Company (or approximately 29% following the Self-Management Transaction, on a fully diluted basis before consideration of the earnout payment associated with the Self-Management Transaction). The foregoing calculation is based on the number of shares of NNN REIT common stock held by NNN REIT stockholders and the number of REIT I common shares held by REIT I shareholders as of the record date and does not exclude shareholders who may hold shares of both NNN REIT and REIT I prior to the Merger.
Q:	Will my rights as a stockholder of NNN REIT or shareholder of REIT I change as a result of the Merger?
A:	The rights of NNN REIT stockholders will be unchanged as a result of the Merger except that each NNN REIT stockholders’ interest in the Combined Company will be diluted due to the issuance of NNN REIT common stock in the Merger and the issuance of Class M OP Units (defined below) in the Self-Management Transaction, as described above. REIT I shareholders will have different rights following the effective time of the Merger due to the differences between the governing documents of NNN REIT and REIT I. For more information regarding the differences in stockholder rights, see “Comparison of Rights of the NNN REIT Stockholders and the REIT I Shareholders” beginning on page 253, including the impact of such rights if REIT I shareholders approve the proposal to amend REIT I’s amended and restated declaration of trust (the “Declaration of Trust”) and the NNN REIT Charter and Bylaws Amendment Proposals.
Q:	What is the difference between the Class C shares of common stock and the Class S shares of common stock of NNN REIT?
A:	NNN REIT currently has two classes of common stock: Class S shares and Class C shares. The difference between the share classes is that Class S shares are being sold exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption from the registration requirements of the Securities Act under and in accordance with Regulation S promulgated thereunder. In connection with the Merger, NNN REIT will issue Class C shares of its common stock to REIT I shareholders at the Exchange Ratio. The NNN REIT Charter authorizes the NNN REIT Board to issue one or more classes or series of preferred stock, but there are currently no issued and outstanding shares of preferred stock of NNN REIT.
Q:	What are the anticipated U.S. federal income tax consequences of the proposed Merger?
A:	It is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”). The closing of the Merger is conditioned on the receipt by NNN REIT of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization, U.S. holders of REIT I common shares generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of NNN REIT common stock in exchange for REIT I common shares in connection with the Merger. Holders of REIT I common shares should read the discussion under the heading “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 234 and consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger.

Q:	Will NNN REIT and REIT I continue to pay distributions prior to the closing of the Merger?
A:	Yes. The Merger Agreement permits the authorization and payment by NNN REIT and REIT I of cash distributions in the ordinary course of business and any distribution that is reasonably necessary to maintain its real estate investment trust (“REIT”) qualification and/or to avoid the imposition of U.S. federal income or excise tax.
Q:	Will the shares of NNN REIT common stock be publicly traded?
A:	No. Like REIT I, NNN REIT’s common stock is currently not listed on a national securities exchange or quoted on an over-the-counter market and, as such, is not publicly traded. NNN REIT may list its shares of common stock in the future; however, it has no present plans to do so, and there is no guarantee that it will do so in the future.
Q:	Do any of NNN REIT’s executive officers or directors and any of REIT I’s executive officers and trust managers have interests in the Merger that may differ from those of their stockholders and shareholders?
A:	No. None of the executive officers, directors or trust managers is party to an arrangement with NNN REIT or REIT I, or participates in any NNN REIT or REIT I plan, program or arrangement, that provides such executive officer, director or trust manager with financial incentives that are contingent upon the consummation of the Merger.

As of September 30, 2019, Messrs. Vipe Desai, David Feinleib and Jonathan Platt, independent trust managers of REIT I, Jeff Randolph, an independent director of NNN REIT and former trust manager of REIT I, and Raymond Wirta, chairman of the NNN REIT Board and the REIT I Board, beneficially owned 9,661, 10,168, 24,780, 10,827 and 18,864 common shares of REIT I, respectively. Upon the consummation of the Merger, they will each receive a number of shares of NNN REIT common stock consistent with the Exchange Ratio.

Q:	Why am I receiving this Joint Proxy Statement and Prospectus?
A:	The REIT I Board and NNN REIT Board are using this Joint Proxy Statement and Prospectus to solicit proxies from their respective shareholders or stockholders in connection with the Merger, and NNN REIT is also using it as a prospectus for REIT I shareholders in connection with the issuance of shares of NNN REIT Class C common stock in exchange for shares of REIT I common shares and excess shares in the Merger. This Joint Proxy Statement and Prospectus provides a detailed description of the proposed Merger and information about NNN REIT, REIT I and the Combined Company following the Merger, and you should read these materials carefully. In order for the Merger recommended by the NNN REIT Board and the REIT I Board to proceed, the holders of both NNN REIT common stock and REIT I common shares must vote to approve their respective Merger proposals.

Each of NNN REIT and REIT I will hold separate meetings of their respective stockholders and shareholders to consider and vote on the Merger proposal and to consider and vote on other proposals as described elsewhere in this Joint Proxy Statement and Prospectus. See “Am I being asked to vote on any other proposals at the meeting in addition to the Merger proposal?” below for a description of these other proposals. The enclosed proxy materials allow you to submit a proxy to instruct how your shares are voted at the respective annual or special meetings of NNN REIT or REIT I without attending the applicable meeting in person.

Q:	What rights do REIT I shareholders have if they oppose the Merger?
A:	REIT I shareholders can vote against the Merger by (i) indicating a vote against the Merger on your proxy card and signing and mailing your proxy card in accordance with the instructions provided, (ii) authorizing your proxy by telephone or the Internet and indicating a vote against the Merger, or (iii) voting against the

Merger in person at the REIT I special meeting. If the proposal is approved, REIT I shareholders that object to the Merger are not, and will not be, entitled to appraisal rights with respect to determining payment for the fair value of their REIT I common shares. See “The Merger Agreement - No Appraisal Rights” beginning on page 211.

Q:	If a REIT I shareholder opposes the Merger, can they redeem their REIT I common shares at the existing REIT I NAV per share of $10.57?
A:	No. If the Merger proposal is not approved, the REIT I Board will need to reevaluate all strategic options to determine an alternative recommendation to present to the REIT I shareholders. These alternatives could include, but are not limited to, accepting a lower offer price from a competing bidder, implementing an orderly liquidation of individual assets at prevailing market prices, ending distributions in excess of the minimum required amount to maintain REIT status, ordering new appraisals for REIT I’s real property that could result in a revised lower NAV per share or any combination of these alternatives. If the Merger proposal is approved, REIT I shareholders that oppose the Merger are not, and will not be, entitled to appraisal rights with respect to determining payment for the fair value of their REIT I common shares and would be required to submit a repurchase request of their newly issued shares of NNN REIT Class C common stock in accordance with rules set forth in NNN REIT’s share repurchase program. See “The Merger Agreement - No Appraisal Rights” on page 211.
Q:	How did the REIT I Board determine to recommend an offer of $10.16 a share?
A:	As detailed in the section entitled, “The Merger - Background of the Merger,” the REIT I Board, through its financial advisor, Cushman & Wakefield, ran an extensive marketing process to determine broad interest in the real estate portfolio. This process resulted in over 9,000 real estate broker companies and over 6,500 investor groups receiving information about REIT I’s assets. From this list, 103 investor groups signed confidentiality agreements enabling them to review detailed property due diligence materials. Of the 103 investor groups, seven formal, yet conditional bids were received with bid amounts ranging from $94 million to $122 million - these bids were all taxable transactions to REIT I shareholders and many were contingent on the bidder obtaining financing. In a successive offer round, the highest bidder increased their bid to $124 million. Following a period of exclusive negotiations, NNN REIT and REIT I agreed to a non-taxable, stock-for-stock transaction at $10.16 per share (which estimates the value of the real estate portfolio at $142.2 million). As the highest nominal and relative offer made, the REIT I Board then engaged SunTrust Robinson Humphrey to determine the fairness of the exchange ratio offered by NNN REIT from a financial point of view to the holders of REIT I common shares (other than the holders of excluded shares). The culmination of these activities resulted in the REIT I Board recommending that investors vote in favor of the Merger.
Q:	If I decide to redeem all or a portion of my shares of REIT I or NNN REIT common stock, when can I do so?
A:	The share repurchase programs of both REIT I and NNN REIT have been temporarily suspended by each company’s board as a result of the potential Merger, and will remain suspended until such time, if any, as each company’s board approves the resumption of that company’s share repurchase program. If the Merger proposal is approved, then the board of directors of the Combined Company shall determine when, if ever, it is in the best interest of the Combined Company to resume the share repurchase program. However, it is presently anticipated to resume following the closing of the Merger, which is expected to occur in late December 2019 or early January 2020. If the Merger proposal is not approved, both the REIT I Board and the NNN REIT Board will need to determine when and under what conditions lifting the suspensions of the share repurchase programs could be made, if any.
Q:	As a REIT I shareholder, will I be subject to a new share repurchase discount with my new NNN REIT shares?
A:	No. Existing REIT I shareholders receiving shares of NNN REIT Class C common stock in connection with the Merger are not expected to be subject to any share repurchase discount that is greater than what they would currently be subject to at the time of the closing of the Merger.

Q:	Am I being asked to vote on any other proposals at the meeting in addition to the Merger proposal?
A:	NNN REIT. Yes. At the NNN REIT annual meeting, NNN REIT stockholders will be asked to consider and vote upon the following additional proposals:
•	To approve the following proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws (collectively, the “NNN REIT Charter and Bylaws Amendment Proposals”):
•	revisions to conform the provisions of the NNN REIT Charter and the NNN REIT Bylaws to the NASAA REIT Guidelines;
•	revisions to conform the NNN REIT Charter and NNN REIT Bylaws to the charter and bylaws of other publicly registered non-traded REITs incorporated in Maryland, including updating and modernizing certain governance and other provisions and ministerial changes; and
•	revisions to update and modernize the restrictions on ownership and transfer that are intended to assist NNN REIT in maintaining its qualification as a REIT under the Code.
•	To elect to the NNN REIT Board the seven director nominees named in this Joint Proxy Statement and Prospectus, each to serve until NNN REIT’s 2020 annual meeting of stockholders and until their respective successors are duly elected and qualify.
•	To ratify the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019.
•	To approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or the NNN REIT Charter and Bylaws Amendment Proposals.

See the section entitled “NNN REIT Annual Meeting” for additional information about the NNN REIT annual meeting.

REIT I. Yes. At the REIT I special meeting, REIT I shareholders will be asked to consider and vote upon the following additional proposals:

•	To approve an amendment to REIT I’s Declaration of Trust.
•	To approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust.

See the section entitled “REIT I Special Meeting” for additional information about the REIT I special meeting.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?
A:	Yes. There are a number of risks related to the Merger that are discussed in this Joint Proxy Statement and Prospectus. In evaluating the Merger, you should read carefully the detailed description of the risks associated with the Merger described in the section entitled “Risk Factors” and other information included in this Joint Proxy Statement and Prospectus.
Q:	Is my vote as a NNN REIT stockholder required to approve the Merger proposal?
A:	While there is technically no legal requirement under Maryland law to submit the Merger proposal to the NNN REIT stockholders for approval, NNN REIT believes that a transaction of this size and the transformative nature of increasing NNN REIT's outstanding equity by 51% warrants the approval of NNN REIT's stockholders. For these reasons, NNN REIT has made the NNN REIT’s stockholders’ approval of the Merger a condition to closing the Merger.

Q:	Why is NNN REIT seeking approval of the proposals to amend and restate NNN REIT’s charter and bylaws?
A:	NNN REIT is currently offering shares of its Class C common stock pursuant to an offering that is publicly registered with the SEC but is not listed on a national securities exchange. Accordingly, the offering must be registered in every state in which NNN REIT seeks to sell its securities in the offering. Many states require that the charter and bylaws of companies that offer their securities pursuant to a publicly registered offering that is not listed on a national securities exchange must comply with the NASAA REIT Guidelines. NNN REIT’s charter and bylaws currently do not contain all of the NASAA REIT Guideline provisions required to be included by certain state securities administrators, and certain provisions of NNN REIT’s charter and bylaws do not conform to the NASAA REIT Guidelines, which limits the states in which NNN REIT is currently authorized to sell shares of NNN REIT common stock. In order to register the offering in additional states, the NNN REIT Board has approved and recommended that NNN REIT’s stockholders approve the amendment and restatement of NNN REIT’s charter and bylaws to conform to the requirements of the NASAA REIT Guidelines. The NNN REIT Board has also approved amendments to NNN REIT’s charter and bylaws to conform its charter and bylaws to those of other non-traded REITs, which will give the NNN REIT Board and NNN REIT’s management greater flexibility and clarity in overseeing and managing the operations of NNN REIT. Finally, the NNN REIT Board has proposed amendments to the restrictions on stock ownership and transfer included in NNN REIT’s charter to assist NNN REIT in complying with the requirements under the Code related to NNN REIT’s qualifications as a REIT. At the NNN REIT annual meeting, the NNN REIT Board is asking stockholders to approve the NNN REIT Charter and Bylaws Amendment Proposals.

For more information on the proposed amendment and restatement of the NNN REIT Charter and bylaws, see “NNN REIT Annual Meeting – Proposals Submitted to NNN REIT Stockholders – NNN REIT Charter and Bylaws Amendment Proposals” beginning on page 66.

Q:	If the NNN REIT Charter and Bylaws Amendment proposals are approved, what will happen?
A:	If the proposals to amend and restate NNN REIT’s charter are approved, the NNN REIT Board intends to file the Articles of Amendment and Restatement (the “Articles”), in the form attached hereto as Annex D, with the State Department of Assessments and Taxation of Maryland (“SDAT”) following the NNN REIT annual meeting. Concurrently with acceptance for record of the Articles by SDAT, the second amended and restated bylaws (the “Second Bylaws”) in the form attached hereto as Annex F, will become effective.
Q:	What would be the consequences of a failure to approve the NNN REIT Charter and Bylaws Amendment Proposals?
A:	If less than all of the proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws are approved, the NNN REIT Charter and the NNN REIT Bylaws will be amended and restated to reflect only those amendments which have been approved by NNN REIT stockholders. If the proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws are not approved, NNN REIT’s current charter and bylaws will remain in effect, which will likely make it more difficult to implement certain corporate strategies, including expanding the offering of NNN REIT’s shares of Class C common stock into jurisdictions where the offering is not currently registered.

Please note that approval of the NNN REIT Charter and Bylaws Amendment Proposals is not a condition to closing the Merger and, similarly, approval of the NNN REIT Merger Proposal is not a condition to amending and restating the NNN REIT Charter and the NNN REIT Bylaws. If the NNN REIT Charter and Bylaws Amendment Proposals are not approved, there will be no impact on the NNN REIT Merger Proposal, and vice versa.

Q:	Why is REIT I seeking approval of the proposal to amend REIT I’s Declaration of Trust?
A:	REIT I is seeking REIT I shareholder approval of an amendment to its Declaration of Trust (the “Declaration of Trust Amendment”) in order to exclude the Merger from the substantive and procedural requirements of the REIT I Declaration of Trust applicable to “Roll-Up Transactions” (as defined in the REIT I Declaration of Trust). Pursuant to the Merger Agreement, approval of the Declaration of Trust Amendment is a condition to completing the Merger, and if the Declaration of Trust Amendment is not approved, the Merger will not be completed even if the Merger is approved.

Under the REIT I Declaration of Trust, a merger involving the issuance of securities of a “Roll-Up Entity” is a Roll-Up Transaction. NNN REIT is considered a “Roll-Up Entity,” therefore the Merger would be a Roll-Up Transaction. One of the substantive requirements of the REIT I Declaration of Trust applicable to Roll-Up Transactions is that REIT I must obtain an appraisal of its assets from a competent independent appraiser as of a date immediately prior to the announcement of the proposed Roll-Up Transaction. The Roll-Up Transaction requirements also would require NNN REIT to either allow REIT I shareholders to elect to retain their interests in REIT I or allow them to receive cash for their shares of REIT I. NNN REIT has not agreed to complete the Merger if REIT I is required to comply with these provisions, and the Merger is specifically conditioned on the approval of the Declaration of Trust Amendment. For more information, see “The REIT I Declaration of Trust Amendment Proposal” beginning on page 82.

Q:	What would be the consequences of a failure to approve the proposal to amend REIT I’s Declaration of Trust?
A:	Pursuant to the Merger Agreement, approval of the Declaration of Trust Amendment is a condition to completing the Merger, and if the Declaration of Trust Amendment is not approved, the Merger will not be completed even if the Merger is approved.
Q:	If I do not want to receive shares of NNN REIT common stock, can I elect to receive cash in connection with the consummation of the Merger?
A.	No. REIT I shareholders do not have the option to elect to receive cash in connection with the consummation of the Merger.
Q:	When and where are the meetings of the NNN REIT stockholders and the REIT I shareholders?
A:	The NNN REIT annual meeting will be held on December 17, 2019 at 11:00 A.M. (PST) at the offices of NNN REIT, 3090 Bristol Street, Suite 550, Costa Mesa, California 92626. If you need directions to the location of the NNN REIT annual meeting, please contact NNN REIT at (855) 742-4862.

The REIT I special meeting will be held on December 17, 2019 at 10:00 A.M. (PST) at the offices of REIT I, 3090 Bristol Street, Suite 550, Costa Mesa, California 92626. If you need directions to the location of the REIT I special meeting, please contact REIT I at (855) 742-4862.

Q:	Who can vote at the meetings?
A:	NNN REIT Annual Meeting. All holders of NNN REIT Class C common stock or Class S common stock of record as of the close of business on October 21, 2019, the record date for determining stockholders entitled to notice of and to vote at the NNN REIT annual meeting, are entitled to receive notice of and to vote at the NNN REIT annual meeting. As of the record date, there were [15,843,629] shares of NNN REIT common stock outstanding and entitled to vote at the NNN REIT annual meeting, held by approximately [7,000] holders of record, including [15,657,369] shares of NNN REIT Class C common stock and [186,260] shares of NNN REIT Class S common stock. The shares of Class C common stock and Class S common stock vote together as a single class on all matters to be voted on by NNN REIT stockholders at the NNN REIT annual meeting. Each share of NNN REIT common stock is entitled to one vote on each proposal presented at the NNN REIT annual meeting.

REIT I Special Meeting. All holders of REIT I common shares of record as of the close of business on October 21, 2019, the record date for determining shareholders entitled to notice of and to vote at the REIT I special meeting, are entitled to receive notice of and to vote at the REIT I special meeting. As of the record date, there were 7,877,276 common shares of REIT I outstanding and entitled to vote at the REIT I special meeting, held by approximately 2,824 holders of record. Each common share of REIT I is entitled to one vote on each proposal presented at the REIT I special meeting.

Q:	Why is my vote important?
A:	If you do not submit a proxy or vote in person at the meetings, it may be difficult for us to obtain the necessary quorum to hold the meetings and get the required vote for approval of the Merger, the Declaration of Trust Amendment and the NNN REIT Charter and Bylaws Amendments. NNN REIT’s charter provides that the presence at the meeting, in person or represented by proxy, of stockholders of NNN REIT Class C common stock and Class S common stock entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. REIT I’s bylaws provide that the presence, in person or by proxy, of REIT I shareholders entitled to cast a majority of all of the votes entitled to be cast at such meeting will constitute a quorum. Abstentions and broker non-votes, if any, are treated as being present at a meeting for purposes of determining whether a quorum is present; however, abstentions and broker non-votes will not be counted as votes cast. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. We do not expect any broker non-votes to occur at the NNN REIT annual meeting or the REIT I special meeting because no shares of NNN REIT common stock or REIT I common shares are held by their respective stockholders or shareholders in “street name” through brokerage accounts.

In addition, while abstentions will be counted as “present” for purposes of establishing a quorum at the meetings, they will not be counted as votes cast. In connection with NNN REIT’s annual meeting, an abstention with respect to the NNN REIT Merger Proposal or the NNN REIT Charter and Bylaws Amendment Proposals will have the same effect as a vote AGAINST the proposals and an abstention with respect to any of the seven nominees for election to the NNN REIT Board will have the same effect as a vote AGAINST the nominee. In connection with REIT I’s annual meeting, an abstention with respect to the REIT I Merger Proposal and the proposal to amend the REIT I Declaration of Trust will have the same effect as a vote AGAINST those proposals. Further, if an NNN REIT stockholder or REIT I shareholder does not properly authorize a proxy by Internet, telephone or mail to instruct how to vote his, her or its shares of common stock at the respective annual or special meeting or otherwise does not vote in person at the meeting, such failure will have the effect of a vote AGAINST each of the NNN REIT Charter and Bylaws Amendment Proposals (with respect to the NNN REIT annual meeting) and a vote AGAINST each of the REIT I Merger Proposal and the proposal to amend the REIT I Declaration of Trust (with respect to the REIT I special meeting).

Your vote is very important. To ensure your shares are voted at the NNN REIT annual meeting or the REIT I special meeting, as applicable, you are encouraged to authorize your proxy as promptly as possible.

Q:	How does the NNN REIT Board recommend NNN REIT stockholders vote?
A:	The NNN REIT Board (including all of its disinterested and independent directors), based on the unanimous recommendation of the NNN REIT special committee of the proposal set forth in the following clause (i), and the NNN REIT Board's independent consideration of the proposals set forth in clauses (ii) through (v), unanimously recommends that NNN REIT stockholders vote (i) FOR the NNN REIT Merger Proposal, (ii) FOR each of the NNN REIT Charter and Bylaws Amendment Proposals, (iii) FOR each of the seven nominees for election to the NNN REIT Board, (iv) FOR the ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019, and (v) FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.
Q:	How does the REIT I Board recommend REIT I shareholders vote?
A:	The REIT I Board, based on the unanimous recommendation of the REIT I special committee of the proposal set forth in the following clause (i), and the REIT I Board’s independent consideration of the proposals set forth in clauses (ii) and (iii), unanimously recommends that the REIT I shareholders vote (i) FOR the REIT I Merger Proposal, (ii) FOR the REIT I Declaration of Trust Amendment, and (iii) FOR the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust.
Q:	What vote is required to approve each item?
A:	NNN REIT. Approval of the NNN REIT Merger Proposal requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock who are present in person or by proxy at the NNN REIT annual meeting. Abstentions and broker non-votes will have the effect of a vote against this proposal.

Approval of each of the three proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws requires the affirmative vote of NNN REIT stockholders entitled to cast a majority of the votes entitled to be cast on the proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

The election of each of the nominees for director requires the affirmative vote of the holders of a majority of the shares of Class C common stock and Class S common stock entitled to vote who are present in person or by proxy at the NNN REIT annual meeting. There is no cumulative voting in the election of NNN REIT's directors. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the proposal to ratify the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019 requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

Approval of the proposal to approve adjournment of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the NNN REIT annual meeting to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

REIT I. Approval of the proposal to approve the REIT I Merger Proposal requires the affirmative vote of a majority of all the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the proposal to amend the REIT I Declaration of Trust requires the affirmative vote of a majority of all the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the proposal to approve adjournment of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the Declaration of Trust Amendment requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

Q:	When is the Merger expected to be completed?
A:	NNN REIT and REIT I expect to complete the Merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the Merger Agreement. If both REIT I’s shareholders and NNN REIT’s stockholders approve the Merger and REIT I shareholders approve the Declaration of Trust Amendment, and if the other conditions to closing the Merger are satisfied or waived, it is currently expected that the Merger will be completed in late December 2019 or early January 2020. However, there is no guarantee that the conditions to the Merger will be satisfied or that the Merger will close. The above contemplated date cannot be achieved unless NNN REIT stockholders and REIT I shareholders submit their respective votes in a timely manner.
Q:	If I am a REIT I shareholder and the Merger is consummated, how will my receipt of NNN REIT common stock in exchange for my REIT I common shares be recorded? Will I have to take any action in connection with the recording of such ownership of NNN REIT Class C common stock? Will such shares of NNN REIT Class C common stock be certificated or in book-entry form?
A:	Pursuant to the Merger Agreement, as soon as practicable following the effective time of the Merger, NNN REIT will cause DST Asset Manager Solutions, Inc., its transfer agent, to record the issuance on the stock records of NNN REIT of the amount of NNN REIT Class C common stock equal to the Merger Consideration which is issuable to each holder of REIT I common shares (with fractional shares receiving a corresponding number of fractional shares of NNN REIT) pursuant to the Merger Agreement. If the Merger is consummated, you will not have to take any action in connection with the recording of your ownership of NNN REIT Class C common stock. Shares of NNN REIT Class C common stock issued as Merger Consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of NNN REIT. If the Merger is consummated, each investor’s client portal, accessed individually at www.richuncles.com, will reflect the change in stock ownership.

Q:	Are there other transactions that stockholders should be aware of?
A:	Yes. On September 19, 2019, NNN REIT and NNN REIT OP entered into a Contribution Agreement (the “Contribution Agreement”) with BrixInvest, LLC (“BrixInvest”) and Daisho OP Holdings, LLC (“Daisho”), a subsidiary of BrixInvest, pursuant to which, at the closing, Daisho will contribute to NNN REIT OP all of the membership interests in modiv, LLC (“modiv”), which includes substantially all of the assets related to the business of BrixInvest, in exchange for 657,949.5 units of Class M limited partnership interest (“Class M OP Units”) in NNN REIT OP, as further described under “Self-Management Transaction” beginning on page 229. The Self-Management Transaction is expected to close immediately following the consummation of the Merger. The closing of the Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that closing of the Self-Management Transaction is guaranteed. Following the consummation of the Self-Management Transaction, NNN REIT will be self-managed and acquire the advisory and asset management business of BrixInvest, along with its employees and intellectual property, among other items. Following the consummation of the Self-Management Transaction, we expect that we or an affiliate of ours will serve as the sponsor and advisor of BRIX REIT, Inc. (“BRIX REIT”). Additionally, in the event that the Merger is not consummated but the Self-Management Transaction is consummated, we would expect that we or an affiliate of ours will serve as the sponsor and advisor of REIT I.
Q:	Do any of NNN REIT’s executive officers or directors and any of REIT I’s executive officers and trust managers have interests in the Self-Management Transaction that may differ from those of their stockholders and shareholders?
A:	None of the executive officers, directors or trust managers is party to an arrangement or participates in any plan, program or arrangement, that provides such executive officer, director or trust manager with financial incentives that are contingent upon the consummation of the Self-Management Transaction. However, certain of the NNN REIT directors and executive officers and REIT I trust managers and executive officers have interests in the Self-Management Transaction that are different from, and may potentially conflict with, the interests of the Combined Company and its stockholders, as further described under “Risk Factors – Risks Related to the Self-Management Transaction – Certain of the NNN REIT directors and executive officers and REIT I trust managers and executive officers have interests in the Self-Management Transaction that are different from, and may potentially conflict with, the interests of the Combined Company and its stockholders.”
Q:	What fees will the REIT I and NNN REIT advisors receive in connection with the Merger?
A:	All allowable fees have been waived as part of the negotiations for the Self-Management Transaction. Although the REIT I advisor is technically entitled to receive a disposition fee and a subordinated participation fee from REIT I and the NNN REIT advisor is technically entitled to receive an acquisition fee from NNN REIT (“Waived Advisor Fees”), the REIT I advisor and the NNN REIT advisor will waive all rights to receive any and all disposition fees, subordinated participation fees and acquisition fees otherwise due upon a change of control event, disposition of assets or acquisition of assets that would otherwise be due under their respective advisory agreements; provided, however, if the Merger Agreement is terminated as a result of a Superior Competing Transaction (defined below), the REIT I advisor and its affiliate would be entitled to receive the Waived Advisor Fees and may also be entitled to receive a termination fee. See “The Merger Agreement” section beginning on page 210 for more information. In addition, certain fees incurred in connection with the Merger will be reimbursed upon consummation of the Merger. See “Certain Fees and Expense Reimbursements Payable in Connection with the Merger” section on page 26 for more information.
Q:	What do I need to do now?
A:	After you have carefully read this Joint Proxy Statement and Prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card as promptly as possible so that your shares of NNN REIT common stock and/or your shares of REIT I common stock will be represented and voted at the NNN REIT annual meeting or the REIT I special meeting, as applicable.

If you hold shares of NNN REIT common stock and/or REIT I common shares in an individual retirement account (“IRA”) or 401(k) plan account, you are entitled to direct the custodian or plan trustee of your account on how to vote your shares at the NNN REIT annual meeting or the REIT I special meeting, as applicable. Please follow the voting instructions provided by the custodian or plan trustee of your account. If you do not submit voting instructions to the custodian or plan trustee of your account, your shares may not be voted at the applicable meeting.

The method by which you submit a proxy will in no way limit your right to vote at the NNN REIT annual meeting or the REIT I special meeting, as applicable, if you later decide to attend the meeting in person.

However, if your shares of NNN REIT common stock or your common shares of REIT I are held in the name of a nominee, you must obtain a legal proxy, executed in your favor, from the nominee, to be able to vote in person at the NNN REIT annual meeting or the REIT I special meeting, as applicable. Obtaining a legal proxy may take several days.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the NNN REIT annual meeting or the REIT I special meeting, as applicable. For information on how to revoke your proxy or change your vote, see “The NNN REIT Annual Meeting – Revocation of Proxies or Voting Instructions” beginning on page 64 and “The REIT I Special Meeting – Revocation of Proxies or Voting Instructions” beginning on page 80.
Q:	What does it mean if I receive more than one set of voting materials for the NNN REIT annual meeting or the REIT I special meeting?
A:	You may receive more than one set of voting materials for the NNN REIT annual meeting and/or the REIT I special meeting, as applicable, including multiple copies of this Joint Proxy Statement and Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of NNN REIT common stock or your common shares of REIT I both directly and through a self-directed individual retirement account (such as a 401(k) or IRA account), you will receive a separate proxy card or voting instructions for each account in which you hold your shares of NNN REIT common stock or your common shares of REIT I. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.
Q:	What happens if I am a stockholder of both NNN REIT and a shareholder of REIT I?
A:	You will receive separate proxy cards for each entity and must complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each entity.
Q:	Do I need identification to attend the NNN REIT annual meeting or REIT I special meeting in person?
A:	Yes, each NNN REIT stockholder or REIT I shareholder may be asked to present a valid government-issued photo identification, such as a driver’s license or passport, before being admitted to their respective annual or special meeting. Any holder of a proxy from a stockholder must also present the proxy, properly executed, and a valid government-issued photo identification. Each NNN REIT stockholder or REIT I shareholder that holds shares through an IRA or 401(k) plan may also attend the applicable NNN REIT annual meeting or REIT I special meeting but should provide proof of beneficial ownership as of the close of business on the record date for the meeting, such as an account statement reflecting ownership of NNN REIT common stock or REIT common stock (as applicable) as of the close of business on the record date, a copy of the proxy or voting instruction card provided with respect to the IRA or 401(k) account shares, or other similar evidence of ownership.
Q:	Will a proxy solicitor be used?
A:	Yes. Each of NNN REIT and REIT I has contracted with Broadridge Financial Solutions, Inc. (“Broadridge”) to assist the applicable company in the distribution of proxy materials and the solicitation of proxies. NNN REIT and REIT I expect to pay Broadridge fees of approximately $22,000 and $16,000, respectively, to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. NNN REIT and REIT I will also reimburse custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to NNN REIT stockholders and REIT I shareholders, respectively.

Q:	Who can answer my questions?
A:	If you have any questions about the Merger or any of the proposals to be considered and voted on at each of the NNN REIT annual meeting and the REIT I special meeting or how to submit your proxy or need additional copies of this Joint Proxy Statement and Prospectus, the enclosed proxy card or voting instructions, you should contact:
If you are a NNN REIT stockholder:	If you are a REIT I shareholder:

RW Holdings NNN REIT, Inc. Attn: Investor Relations 3090 Bristol Street, Suite 550 Costa Mesa, California 92626 (855) 742-4862 www.richuncles.com	Rich Uncles Real Estate Investment Trust I Attn: Investor Relations 3090 Bristol Street, Suite 550 Costa Mesa, California 92626 (855) 742-4862 www.richuncles.com

Broadridge:	Broadridge:

Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717 (833) 814-9449	Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717 (833) 786-5514

SUMMARY

The following summary highlights some of the information contained in this Joint Proxy Statement and Prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger, the Merger Agreement and the other transactions contemplated thereby, NNN REIT and REIT I encourage you to read carefully this entire Joint Proxy Statement and Prospectus, including the attached Annexes and Appendices. NNN REIT and REIT I encourage you to read the information about NNN REIT and REIT I that has been filed with the SEC. You may obtain the information filed with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

The Companies

RW Holdings NNN REIT, Inc.

RW Holdings NNN REIT, Inc. (“NNN REIT”) was incorporated on May 15, 2015 as a Maryland corporation. NNN REIT has the authority to issue 450,000,000 shares of stock, consisting of 50,000,000 shares of preferred stock, $0.001 par value per share, 300,000,000 shares of Class C common stock, $0.001 par value per share, and 100,000,000 shares of Class S common stock, $0.001 par value per share. NNN REIT was formed to primarily invest, directly or indirectly through investments in real estate owning entities, in single-tenant income-producing properties located in the United States, which are leased to creditworthy tenants under long-term net leases. NNN REIT’s goal is to generate current income for investors and long-term capital appreciation in the value of its properties.

NNN REIT holds its investments in real property through special purpose, wholly-owned limited liability companies, which are wholly-owned subsidiaries of Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership (the “NNN REIT OP”) or through NNN REIT OP. NNN REIT OP was formed on January 28, 2016. NNN REIT is the sole general partner of, and owns a 99% partnership interest in, NNN REIT OP. Rich Uncles NNN LP, LLC, a Delaware limited liability company formed on May 13, 2016 (“NNN LP”), owns the remaining 1% partnership interest in NNN REIT OP and is the sole limited partner. NNN LP is wholly-owned by NNN REIT. NNN REIT owns substantially all of its assets and conducts its operations through the NNN REIT OP. Because NNN REIT conducts substantially all of its operations through the NNN REIT OP, NNN REIT is considered an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure gives NNN REIT an advantage in acquiring properties from persons who might not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT, or a contribution in exchange for REIT shares, is a taxable transaction to the selling property owner. However, in an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of property may transfer the property to the operating partnership in exchange for limited partnership units in NNN REIT OP without recognizing gain for tax purposes.

NNN REIT is externally managed by its advisor, Rich Uncles NNN REIT Operator, LLC (the “NNN REIT Advisor”), a Delaware limited liability company, pursuant to an advisory agreement, as amended (the “NNN REIT Advisory Agreement”). The NNN REIT Advisor is wholly-owned by NNN REIT’s sponsor, BrixInvest, whose members include Aaron S. Halfacre and Raymond Wirta, NNN REIT’s Chief Executive Officer and Chairman of the NNN REIT Board, respectively. On each of June 24, 2015 and December 31, 2015, NNN REIT issued 10,000 shares of its Class C common stock to BrixInvest, for a total of 20,000 shares of Class C common stock, at a purchase price of $10.00 per share. As of June 30, 2019 and December 31, 2018, BrixInvest held 10,740 shares of NNN REIT’s Class C common stock.

On July 15, 2015, NNN REIT filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) to register an initial public offering of a maximum of 90,000,000 shares of common stock for sale to the public (the “NNN REIT Primary Offering”). NNN REIT also registered a maximum of 10,000,000 shares of common stock pursuant to NNN REIT’s distribution reinvestment plan (the “NNN REIT Registered DRP Offering” and, together with the NNN REIT Primary Offering, the “NNN REIT Registered Offering”). The SEC declared NNN REIT’s registration statement effective on June 1, 2016 and on July 20, 2016, NNN REIT began offering shares of common stock to the public. Pursuant to its securities offering registered with the SEC, NNN REIT sells shares of its Class C common stock directly to investors, with a minimum investment in shares of $500. Commencing in August 2017, NNN REIT began selling shares of its Class C common stock only to U.S. persons as defined under Rule 903 promulgated under the Securities Act. Under applicable SEC rules, the current registration statement for the NNN REIT Registered Offering was scheduled to terminate on June 1, 2019, unless NNN REIT filed a new registration statement on Form S-11 with the SEC prior to such date to extend the NNN REIT Registered Offering in accordance with Rule 415 of the Securities Act. On May 24, 2019, NNN REIT filed a new registration statement on Form S-11 with the SEC so that NNN REIT may continue to offer shares of its Class C common stock. NNN REIT’s current registration statement on Form S-11 will terminate when the new registration statement is declared effective by the SEC. As required by some states, NNN REIT is also required to renew the registration statement for the NNN REIT Registered Offering annually or file a new registration statement to continue the NNN REIT Registered Offering.

On August 11, 2017, NNN REIT began offering up to 100,000,000 shares of its Class S common stock exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act and in accordance with Regulation S of the Securities Act (the “NNN REIT Class S Offering” and, together with the NNN REIT Registered Offering, the “NNN REIT Offerings”). The Class S common stock has similar features and rights as the Class C common stock with respect to voting and liquidation except that the Class S common stock offered in the NNN REIT Class S offering may be sold through brokers or other persons who may be paid upfront and/or deferred selling commissions and fees.

On January 11, 2019, the NNN REIT Board approved and established an estimated net asset value (“NAV”) per share of NNN REIT’s common stock of $10.16 (unaudited). Effective January 14, 2019, the purchase price per share of NNN REIT’s common stock in the NNN REIT Offerings and share repurchase program increased from $10.05 (unaudited) to $10.16 (unaudited). Through June 30, 2019, NNN REIT had sold 16,834,959 shares of Class C common stock in the NNN REIT Registered Offering, including 1,263,675 shares of Class C common stock sold under its NNN REIT Registered DRP Offering, for aggregate gross offering proceeds of $169,200,530, and 166,448 shares of Class S common stock in the NNN REIT Class S Offering, including 1,154 shares of Class S common stock sold under its dividend reinvestment plan applicable to Class S common stock, for aggregate gross offering proceeds of $1,689,029.

On September 18, 2019, the NNN REIT Board approved the temporary suspension of the NNN REIT Offerings, effective as of the close of business on September 18, 2019. The NNN REIT Offerings will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve resuming the NNN REIT Offerings. In addition, on September 18, 2019, NNN REIT temporarily suspended its distribution reinvestment plan, and all future distributions by NNN REIT will be paid in cash until such time, if any, that the NNN REIT Board approves the resumption of the distribution reinvestment plan.

As of August 31, 2019, NNN REIT had invested in (i) 24 operating properties, comprised of: nine retail properties, 10 office properties and five industrial properties; (ii) one parcel of land, which currently serves as an easement to one of NNN REIT’s office properties; (iii) an approximate 72.7% tenant-in-common interest in a Santa Clara office property (the “TIC Interest”); and (iv) an approximate 4.8% interest in REIT I.

NNN REIT’s principal executive offices are located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626, and NNN REIT’s phone number is 1-855-742-4862.

Merger Sub is a Delaware limited partnership and a wholly owned subsidiary of NNN REIT that was formed for the purpose of entering into the Merger Agreement and completing the Merger.

Rich Uncles Real Estate Investment Trust I

REIT I, together with its consolidated subsidiaries, is an externally managed, publicly owned non-traded REIT that invests primarily in single tenant income-producing commercial properties which are leased to creditworthy tenants under long-term net leases. While its focus is on single tenant net leased properties, REIT I diversified its portfolio by geography, primarily within California, and by investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to its shareholders. The investment objectives and policies may be amended or changed at any time by the REIT I Board if it believes such changes are in the best interests of its shareholders. As of August 31, 2019 REIT I owned an investment portfolio that included ownership of 20 net leased properties, 17 of which are in California, with an occupancy rate of 100% and a weighted average lease term of 4.8 years. At present, REIT I can only acquire additional properties through the proceeds from the sale or refinancing of existing properties.

From April 2012 until July 20, 2016 REIT I was engaged in an initial offering of its common shares that was made to California-only investors and was, therefore exempt from registration under the Securities Act of

1933, as amended. REIT I continued to sell its common stock to existing shareholders under the REIT I DRIP until reinvestments were suspended on April 23, 2019 pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I special meeting. The purchase price was $10.00 per share during the initial offering and, prior to suspension of the REIT I DRIP, reinvestment shares were issued at a purchase price of $10.57 per share (unaudited), which is the estimated NAV per share established by the REIT I Board for REIT I common shares on January 11, 2019, compared with an estimated NAV of $10.66 per share during the previous 12 months and $10.00 per share during all prior years. As of August 31, 2019, an aggregate of $95,018,996 of REIT I common shares had been sold through the prior offering and under the REIT I DRIP.

Subject to certain restrictions and limitations, REIT I’s business is externally managed by BrixInvest (“REIT I Advisor”), which manages its operations and manages its portfolio of core real estate properties and real estate related assets. REIT I’s Advisor is responsible for the management of REIT I, subject to the supervision of the REIT I Board. As a result, REIT I does not have any employees. REIT I pays asset management fees and certain transactional fees to its advisor and also reimburses the REIT I Advisor for certain expenses incurred in providing the advisory services, including those fees associated with personnel provided for administration of REIT I's operations, including reimbursing the advisor for rent and overhead.

REIT I has invested primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. REIT I has diversified its portfolio by geography, investment size, and investment risk with the goal of owning a portfolio of income-producing real estate investments that provides attractive and stable returns to its shareholders. REIT I’s investment objectives and policies may be amended or changed at any time by the REIT I Board.

REIT I’s principal executive offices are located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626, and REIT I’s phone number is 1-855-742-4862.

The Combined Company

On a pro forma basis as of June 30, 2019, the Combined Company will have a total capitalization of approximately $455 million (calculated based on the current estimated net asset value per share of NNN REIT of $10.16 and total estimated pro forma outstanding indebtedness of $180 million). In addition, based on the real estate investments of each of NNN REIT and REIT I as of June 30, 2019, the real estate portfolio of the Combined Company will consist of (i) 44 properties (comprising 19 retail properties, 14 office properties and 11 industrial properties) located in 14 states and having approximately 2.2 million square feet of aggregate leasing space, (ii) one parcel of land, which currently serves as an easement to one of NNN REIT’s office properties; and (iii) the 72.7% TIC Interest. On a pro forma basis, the Combined Company’s portfolio will be 100% occupied, with a weighted average remaining lease term of 6.2 years as of June 30, 2019. Approximately 67% of the aggregate rental income of the Combined Company, calculated on a pro forma basis as of June 30, 2019, will come from properties leased to or guaranteed by an investment grade company or by a company that is a subsidiary of a non-guarantor parent company that is investment grade (or what management believes are generally equivalent ratings). In addition, on a pro forma basis as of June 30, 2019, no tenant will represent more than 8.1% of the aggregate rental income of the Combined Company, with the top five tenants comprising a collective 32.0% of the aggregate rental income of the Combined Company. The top 10 tenants, based on net rent, are as follows, on a pro forma basis:

Sutter Health Corporation
AvAir Inc.
Costco Wholesale Corporation
Cummins, Inc.
3M Company
Northrop Grumann Systems Corporation
Wyndham Destinations
Calculated Risk Bedford, LP (Harley)
Accredo Health
FujiFilm Dimatix

Summary of NNN REIT’s Business After the Transaction

Following the consummation of the Merger, absent any change in NNN REIT’s investment strategy, NNN REIT expects to continue to invest primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. While its focus is on single tenant net leased properties, NNN REIT plans to diversify its portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to its stockholders. NNN REIT intends to acquire assets consistent with its single-tenant acquisition philosophy by focusing primarily on properties:

•	where construction is substantially complete to reduce risks associated with construction of new buildings;
•	leased on a “net” basis, where the tenant is responsible for the payment, and fluctuations in costs, of real estate and other taxes, insurance, utilities, and property maintenance;
•	located in primary, secondary and certain select tertiary markets;
•	leased to tenants, at the time we acquire them, with strong financial statements, including investment grade credit quality; and
•	subject to long-term leases with defined rental rate increases.

NNN REIT will also seek to realize growth in the value of its investment by timing the sale of the properties to maximize asset value.

In addition, the amendment and restatement of NNN REIT’s Charter and NNN REIT’s Bylaws, when it resumes its public common stock offering, may allow NNN REIT to offer and sell shares of common stock in many of the 26 states where the external management requirements of Blue Sky laws have presently disallowed such sales.

The Merger and the Merger Agreement

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, REIT I will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of NNN REIT.

In the Merger, each common share of REIT I issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of NNN REIT Class C common stock (with fractional shares receiving a corresponding number of fractional shares of NNN REIT). Based on the number of outstanding common shares of REIT I plus the 3,784 shares expected to be issued in December 2019 to the independent trust managers for their service during the fourth quarter of 2019, NNN REIT expects to issue 7,944,533 shares of NNN REIT Class C common stock in the Merger. There will be no payments of cash in lieu of fractional shares.

A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement and Prospectus. NNN REIT and REIT I encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger.

Reasons for the Merger (See page 185)

At a meeting on September 18, 2019, the NNN REIT Board (with the unanimous vote of the disinterested and independent directors) and the NNN REIT special committee adopted resolutions declaring that the Merger and the transactions contemplated by the Merger Agreement, including the issuance of the shares of NNN REIT Class C common stock in the Merger (the “Merger Transactions”) are fair and reasonable to NNN REIT and on terms and conditions not less favorable to NNN REIT than those available from unaffiliated third parties and are advisable and in the best interest of NNN REIT and its stockholders, and directing that the Merger be submitted for consideration at an annual meeting of the NNN REIT stockholders. The NNN REIT Board has determined that the Merger, including the stock issuance in connection therewith, satisfies many objectives of NNN REIT for its growth and future return to its stockholders. Some of the material factors considered by the NNN REIT Board include:

Strategic Benefits

•	the Merger accelerates NNN REIT's strategy to focus exclusively on net-lease investing for its balance sheet;
•	the Merger improves NNN REIT's revenue quality by increasing stable, higher-value real estate rental income from REIT I’s diversified portfolio of assets;

•	the Merger is expected to be immediately accretive to the value of the real estate portfolio of the Combined Company and increase the percentage of its dividend covered by real estate rental income;
•	the Merger will have limited integration risk due to BrixInvest's experience in managing REIT I's assets and operations;
•	the Merger, through the Self-Management Transaction and the amendment and restatement of NNN REIT’s Charter, may allow NNN REIT to commence the sales of its ongoing public common stock offering in many of the 26 states where the external management requirements of Blue Sky laws have presently disallowed such sales;

Portfolio Benefits

•	REIT I owns a high-quality real estate portfolio that is aligned with NNN REIT's existing portfolio based on asset type and tenant industries;
•	the Merger will geographically diversify NNN REIT’s portfolio by providing a significant number of California real estate properties;

Size and Scale Benefits

•	the Merger will improve operational efficiency by spreading NNN REIT's general and administrative expenses over a larger owned real estate asset base;

Balance Sheet Benefits

•	the Merger enhances the overall credit profile of NNN REIT and is expected to reduce its ratio of debt to gross assets;
•	the Merger is expected to improve NNN REIT's overall cost of capital; and

Fairness Opinion

•	the opinion, dated September 18, 2019, of NNN REIT's financial advisor, UBS Securities LLC (“UBS”), to the NNN REIT Board as to the fairness, from a financial point of view, as of such date, of the aggregate consideration to be paid by NNN REIT in the Merger and the Self-Management Transaction, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the section entitled “Opinion of NNN REIT's Financial Advisor.”

The NNN REIT Board also considered a number of potentially negative factors about pursuing the Merger, including:

•	the average lease maturity of the Combined Company's portfolio will be approximately 6.0 years on a pro forma basis as of August 31, 2019, which is lower than NNN REIT's current average lease maturity of 6.7 years and may increase risks related to re-leasing or dispositions;
•	the possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of NNN REIT or REIT I;
•	the risk that failure to complete the Merger could negatively affect the financial results of NNN REIT and the net asset value of its common stock;
•	the substantial costs expected to be incurred in connection with the Merger;
•	the temporary increase in the ratio of secured debt to gross assets as a result of the Merger;
•	the increased exposure from acquiring REIT I and assets located primarily in California that are not currently part of NNN REIT's existing owned real estate portfolio;
•	certain REIT I assets have higher risk profiles or may not be aligned with NNN REIT's long-term investment strategy;
•	the obligation of NNN REIT to pay certain expenses if the Merger is terminated under certain conditions;

•	the risk that the efforts necessary to complete the Merger could result in a disruption in the operations of NNN REIT by, among other things, diverting management focus and other resources of NNN REIT from operational matters, strategic opportunities and its day-to-day business; and
•	the other relevant factors to NNN REIT described under the section titled “Risk Factors.”

At a meeting on September 19, 2019, the REIT I Board (with the unanimous vote of the independent trust managers) and the REIT I special committee adopted resolutions declaring that each of the Merger and the REIT I Declaration of Trust Amendment is advisable and in the best interests of REIT I and the REIT I shareholders, and that the Merger is fair and reasonable to REIT I and the REIT I shareholders and on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing that the Merger and the REIT I Declaration of Trust Amendment be submitted for consideration at a special meeting of the REIT I shareholders. In making their determination, the REIT I Board and the REIT I special committee considered a variety of factors, as described under “The Merger – Recommendation of the Board of Trust Managers of REIT I and Its Reasons for the Merger” beginning on page 186. Some of those factors are:

•	the average lease maturity of the Combined Company's portfolio will be approximately 6.0 years on a pro forma basis as of August 31, 2019, which is higher than REIT I's current average lease maturity of 4.8 years and may decrease risks related to re-leasing or dispositions;
•	the greater geographic diversification of the Combined Company's portfolio which will only be 40% California properties as opposed to 80% in the existing REIT I portfolio;
•	the expectation that the proposed transaction with NNN REIT will provide greater liquidity to REIT I's shareholders by delivering to them shares in a non-traded public company with a substantially greater capacity for annual share repurchases, and with no lock-ups or other restrictions on transfer;
•	the expectation that the Combined Company will have an expected enterprise value of approximately $455 million and total market capitalization of approximately $275 million, and a more diversified national portfolio of approximately 45 properties (including the TIC Interest) with 2.2 million square feet of commercial real estate leased to approximately 37 companies in 14 states and, as a result of its larger size and enhanced balance sheet, the Combined Company is expected to have greater operating and financial flexibility and better access to capital markets with a lower cost of capital than REIT I on a standalone basis;
•	the expectation that the Combined Company will acquire a significant number of additional properties through the ongoing sale of NNN REIT common stock in the NNN REIT Registered Offering, as opposed to REIT I’s static 20 property portfolio that, absent capital infusion, prevents REIT I from acquiring additional properties other than with the proceeds from the sale or refinancing of existing properties;
•	the receipt of shares of NNN REIT common stock in the Merger will be tax-deferred to REIT I shareholders, until such time as the shares of NNN REIT received in the Merger are sold by REIT I shareholders;
•	the Merger will avoid the $682,560 disposition fee that would be payable to REIT I’s advisor in a similarly valued transaction with a third party;
•	the REIT I Board and the REIT I special committee each concluded, after consideration and review with its legal and financial advisors, that the transaction with NNN REIT was superior to other possible liquidity alternatives;
•	REIT I shareholders will have pro forma ownership of approximately 33% of the Combined Company (or approximately 29% following the Self-Management Transaction, on a fully diluted basis before consideration of the earnout payment associated with the Self-Managment Transaction), and continued ownership of shares in the Combined Company will provide the opportunity for REIT I shareholders to benefit from potential increases in the value of the combined portfolio after the closing date through the continuing sale of shares in the NNN REIT Registered Offering, which will allow for significantly more portfolio properties to be acquired, assuming suitable market conditions;

•	the Exchange Ratio and the other terms of the Merger Agreement resulted from arm's length negotiations between the REIT I and NNN REIT special committees, with the assistance of their respective advisors;
•	the ability of REIT I under the Merger Agreement to accept any acquisition proposals from third parties that are considered financially superior to the Merger, after payment of the termination fee;
•	if approved by REIT I shareholders at the REIT I special meeting, the REIT I Declaration of Trust Amendment will permit the Merger to occur without having to comply with the procedural and substantive requirements of the REIT I Declaration of Trust applicable to “Roll-Up Transactions,” which the REIT I Board and the REIT I special committee believe are impractical; and
•	the financial analyses reviewed and discussed with the REIT I special committee by representatives of SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”) as well as the oral opinion of SunTrust Robinson Humphrey rendered to the REIT I special committee on September 19, 2019 (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) as to, as of September 19, 2019, the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction;

The REIT I Board and the REIT I special committee also considered a number of potentially negative factors about the Merger, including:

•	the dividend that the REIT I shareholders will receive based on the Exchange Ratio and NNN REIT's existing dividend rate will be slightly decreased;
•	the Exchange Ratio implies a discount of 3.9% to REIT I's estimated net asset value (“NAV”) per share of $10.57 at December 31, 2018, based on NNN REIT’s common stock NAV per share of $10.16 on December 31, 2018;
•	the challenges inherent in the combination of two business enterprises that are the size of REIT I and NNN REIT and the risks and costs to REIT I if the Merger does not close;
•	the possibility that the transaction with NNN REIT would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for REIT I that might result if the proposed transaction with NNN REIT were announced and not completed;
•	the risk that a different liquidity alternative or a decision not to enter into a current liquidity transaction could ultimately have been more beneficial to REIT I shareholders than the proposed transaction with NNN REIT;
•	the restrictions in the Merger Agreement on the solicitation of a competing transaction and the requirement under the Merger Agreement that REIT I pay NNN REIT a termination fee of $2,540,000 if an unsolicited Superior Competing Transaction offer is accepted, which may deter third parties from making a competing offer for REIT I prior to completion of the Merger;
•	the fact that the Exchange Ratio is fixed, meaning that there is no walk-away/termination right as a result of declines in NNN REIT's NAV per share before the closing of the Merger;
•	the risk that the anticipated strategic and financial benefits of the Merger may not be fully realized; and
•	the other relevant factors to REIT I described under the section titled “Risk Factors.”

For a discussion of the material factors considered by the REIT I Board and the REIT I special committee in reaching their conclusion and the reasons why the REIT I Board and the REIT I special committee determined that the Merger is advisable and in the best interests of REIT I and the REIT I shareholders, please see “The Merger – Recommendation of the Board of Trust Managers of REIT I and Its Reasons for the Merger” beginning on page 186.

Recommendation of the NNN REIT Board (See page 61)

On September 18, 2019, after careful consideration, the NNN REIT Board (including all of the disinterested and independent directors), based on the unanimous recommendation of the NNN REIT special committee, unanimously (i) determined that the Merger and Merger Transactions are fair and reasonable to NNN REIT and on terms and conditions not less favorable to NNN REIT than those available from unaffiliated third parties and are advisable and in the best interests of NNN REIT and its stockholders; and (ii) authorized and approved the Merger Agreement, and (iii) authorized and approved the Merger Transactions. Certain factors considered by the NNN REIT special committee and the NNN REIT Board in reaching their decisions to approve the transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger – Recommendation of the Board of Directors of NNN REIT and Its Reasons for the Merger” beginning on page 185.

The NNN REIT Board (including all of its disinterested and independent directors), based on the unanimous recommendation of the NNN REIT special committee of the proposal set forth in the following clause (i), and the NNN REIT Board's independent consideration of the proposals set forth in clauses (ii) through (v), unanimously recommends that NNN REIT stockholders vote (i) FOR the NNN REIT Merger Proposal, (ii) FOR each of the NNN REIT Charter and Bylaws Amendment Proposals, (iii) FOR each of the seven nominees for election to the NNN REIT Board, (iv) FOR the ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019, and (v) FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.

Recommendation of the REIT I Board (See page 78)

On September 19, 2019, after careful consideration, the REIT I Board (including all the disinterested and independent trust managers), based on the unanimous recommendation of the REIT I special committee, (i) unanimously determined that the transactions contemplated by the Merger Agreement are advisable and in the best interests of REIT I and its shareholders; (ii) authorized and approved the transactions contemplated by the Merger Agreement, (iii) authorized and approved the REIT I Declaration of Trust Amendment and (iv) authorized and approved the Merger Agreement. Certain factors considered by the REIT I special committee and the REIT I Board in reaching their decisions to approve the Merger Agreement and the transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger – Recommendation of the Board of Trust Managers of REIT I and Its Reasons for the Merger” beginning on page 186.

The REIT I Board (including all of its disinterested and independent trust managers), based on the unanimous recommendation of the REIT I special committee of the proposal set forth in the following clause (i), and the REIT I Board’s independent consideration of the proposals set forth in clauses (ii) and (iii), unanimously recommends that the REIT I shareholders vote (i) FOR the REIT I Merger Proposal, (ii) FOR the proposal to amend the REIT I Declaration of Trust, and (iii) FOR the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust.

The NNN REIT Annual Meeting (See page 61)

The annual meeting of the NNN REIT stockholders will be held at the offices of NNN REIT, 3090 Bristol Street, Suite 550, Costa Mesa, California 92626 on December 17, 2019, commencing at 11:00 A.M. (PST) for the following purposes:

1.	to consider and vote on the NNN REIT Merger Proposal;
2.	to consider and vote upon the approval of the following proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws:
•	revisions to conform the provisions of the NNN REIT Charter and the NNN REIT Bylaws to the NASAA REIT Guidelines;
•	revisions to conform the NNN REIT Charter and the NNN REIT Bylaws to the charter and bylaws of other publicly registered non-traded REITs incorporated in Maryland, including updating and modernizing certain governance and other provisions and ministerial changes; and
•	revisions to update and modernize the restrictions on ownership and transfer that are intended to assist NNN REIT in maintaining its qualification as a REIT under the Code.

3.	to consider and vote on the election to the NNN REIT Board of each of the seven director nominees named in this Joint Proxy Statement and Prospectus, each to serve until NNN REIT’s 2020 annual meeting of stockholders and until his respective successor is duly elected and qualifies;
4.	to consider and vote on the ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019;
5.	to consider and vote on a proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the propsals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals; and
6.	to transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

This Joint Proxy Statement and Prospectus also contains information regarding the REIT I special meeting, including the items of business for that special meeting. NNN REIT stockholders are not voting on the proposals to be voted on at the REIT I special meeting.

Approval of the NNN REIT Merger Proposal requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock who are present in person or by proxy at the NNN REIT annual meeting. Abstentions will have the effect of a vote against this proposal.

Approval of each of the NNN REIT Charter and Bylaws Amendment Proposals requires the affirmative vote of NNN REIT stockholders entitled to cast a majority of the votes entitled to be cast on such proposal. Abstentions will have the same effect as a vote against the proposals.

The election of each of the seven nominees for director to the NNN REIT Board requires the affirmative vote of the holders of a majority of the shares of Class C common stock and Class S common stock entitled to vote who are present in person or by proxy at the NNN REIT annual meeting, if a quorum is present. There is no cumulative voting in the election of NNN REIT's directors. Abstentions with respect to a director nominee will have the same effect as a vote against the nominee.

The ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019 requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, such proposal. Abstentions will have no impact on the vote on this proposal.

Approval of the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, such proposal. Abstentions will have no impact on the vote on this proposal.

At the close of business on the record date, directors and executive officers of NNN REIT and their affiliates were entitled to vote [38,034] shares of NNN REIT common stock, or less than 1% of the shares of NNN REIT common stock issued and outstanding on that date. NNN REIT currently expects that all NNN REIT directors and executive officers will vote their shares of NNN REIT common stock in favor of all the proposals to be considered at the NNN REIT annual meeting; provided, however, there is no agreement between NNN REIT and any of its directors or executive officers that they vote in favor of any of the proposals.

Your vote as a NNN REIT stockholder is very important. Accordingly, please sign and return the enclosed proxy card, or submit your proxy over the Internet or telephone, whether or not you plan to attend the NNN REIT annual meeting in person.

The REIT I Special Meeting (See page 78)

The special meeting of the REIT I shareholders will be held at the offices of REIT I, located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626 on December 17, 2019, commencing at 10:00 A.M. (PST) for the following purposes:

1.	to consider and vote on the REIT I Merger Proposal;
2.	to consider and vote on a proposal to amend the REIT I Declaration of Trust; and
3.	to consider and vote on a proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust; and
4.	to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

This Joint Proxy Statement and Prospectus also contains information regarding the NNN REIT annual meeting, including the items of business for that annual meeting. REIT I shareholders are not voting on the proposals to be voted on at the NNN REIT annual meeting.

Approval of the REIT I Merger Proposal requires the affirmative vote of a majority of all the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the proposal to approve the REIT I Declaration of Trust Amendment requires the affirmative vote of a majority of all the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Approval of the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

At the close of business on the record date, trust managers and executive officers of REIT I and their affiliates owned 63,473 common shares of REIT I, or less than 1% of the common shares of REIT I issued and outstanding on that date, and NNN REIT owned 403,980 common shares of REIT I. Pursuant to REIT I's Declaration of Trust, its trust managers or executive officers, NNN REIT and any of their affiliates owning REIT I common shares may not vote on or consent to the REIT I Merger Proposal. Accordingly, the REIT I common shares owned by any REIT I trust manager or executive officer, NNN REIT and any of their affiliates will not be taken into account in determining whether the REIT I Merger Proposal receives the requisite approval. REIT I currently expects that all REIT I trust managers and executive officers and NNN REIT will vote their common shares of REIT I in favor of the Declaration of Trust Amendment and the adjournment proposals to be considered at the REIT I special meeting; provided, however, there is no agreement that they vote in favor of any of those proposals.

Your vote as a REIT I shareholder is very important. Accordingly, please sign and return the enclosed proxy card, or submit your proxy over the Internet or telephone, whether or not you plan to attend the REIT I special meeting in person.

Summary of Risk Factors Related to the Merger

You should consider carefully all the risk factors together with all of the other information included in this Joint Proxy Statement and Prospectus before deciding how to vote. The risks related to the Merger and the related transactions are described under the caption “Risk Factors - Risks Related to the Merger” beginning on page 38. The principal risks relating to the Merger include the following:

•	The Exchange Ratio is fixed and will not be adjusted in the event of any change in the relative values of NNN REIT or REIT I.
•	Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the requirement that REIT I pay certain termination fees or, in certain circumstances, that NNN REIT or REIT I pay expenses to the other party.

•	The pendency of the Merger could adversely affect the business and operations of REIT I and NNN REIT.
•	The Merger Agreement contains provisions that could discourage a potential competing acquirer of REIT I or could result in any competing proposal being at a lower price than it might otherwise be.
•	The Merger Agreement includes restrictions on the ability of each of REIT I and NNN REIT to make excess distributions to its stockholders, even if it would otherwise have net income and net cash available to make such distributions.
•	The shares of NNN REIT Class C common stock to be received by REIT I common shareholders as a result of the Merger will have rights different from the common shares of REIT I.
•	The Merger and the transactions related thereto are subject to approval by common stockholders of NNN REIT and common shareholders of REIT I.
•	The Merger Agreement contains provisions that grant the REIT I Board the ability to terminate the Merger Agreement in certain circumstances based on the exercise of the REIT I trust managers’ duties.
•	If the Combined Company completes a subsequent strategic corporate transaction, the market value ascribed to the shares of common stock of the Combined Company upon the subsequent strategic corporate transaction may be significantly lower than the estimated NAV per share of REIT I and NNN REIT I considered by their respective boards in approving and recommending the Merger.
•	NNN REIT common stockholders and REIT I common shareholders will own a smaller percentage of a larger company.
•	There may be unexpected delays in the consummation of the Merger.

Opinion of Financial Advisor to the NNN REIT Special Committee

On September 18, 2019, at a meeting of the NNN REIT special committee held to evaluate the proposed transactions, UBS delivered to the NNN REIT special committee an oral opinion, which opinion was confirmed by delivery of a written opinion, dated September 18, 2019, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, the aggregate consideration to be paid by NNN REIT in the transactions was fair, from a financial point of view, to NNN REIT.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex B to this Joint Proxy Statement and Prospectus and is incorporated herein by reference. Holders of NNN REIT common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the NNN REIT special committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the aggregate consideration to be paid by NNN REIT in the transactions, and does not address any other aspect of the transactions or any related transaction. UBS’ opinion does not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to NNN REIT or NNN REIT’s underlying business decision to effect the transactions or any related transaction. UBS’ opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the transactions or any related transaction.

See “The Merger – Opinion of NNN REIT special committee’s Financial Advisor” beginning on page 188.

Opinion of Financial Advisor to the REIT I special committee

On September 19, 2019, SunTrust Robinson Humphrey rendered its oral opinion to the REIT I special committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated September 19, 2019) as to, as of September 19, 2019, the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction.

SunTrust Robinson Humphrey’s opinion was directed to the REIT I special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of SunTrust Robinson Humphrey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the REIT I special committee, the REIT I Board or any security holder of REIT I should act or vote with respect to any matter relating to the Merger or otherwise. See “The Merger – Opinion of REIT I’s Special Committee Financial Advisor” beginning on page 199.

Stock Ownership of NNN REIT Directors and Executive Officers

At the close of business on September 30, 2019, the directors and the executive officers of NNN REIT and their affiliates held 38,034 shares of NNN REIT common stock, which represents less than 1% of the outstanding NNN REIT common stock. See “The Companies – RW Holdings NNN REIT, Inc. – Security Ownership of Certain Beneficial Owners and Management.”

Stock Ownership of REIT I Trust Managers and Executive Officers

At the close of business on September 30, 2019, the trust managers and the executive officers of REIT I and their affiliates held an aggregate of 63,473 common shares of REIT I, which represents less than 1% of the outstanding REIT I common shares. See “The Companies – Rich Uncles Real Estate Investment Trust I – Security Ownership of Certain Beneficial Owners and Management.”

Certain Fees and Expense Reimbursements Payable in Connection with the Merger

As of the date of this Joint Proxy Statement and Prospectus, the following fees and expense reimbursements are payable or have been paid in connection with the Merger:

Payee	Description	Amount
Non-Affiliated Business and Financial Advisors of NNN REIT (various)
Fees and expenses incurred in connection with the Merger, pursuant to service agreements with such non-affiliated business and financial advisors of NNN REIT, which service agreements were negotiated at arm’s length and on market terms.
Approximately $1,750,000 (aggregate)
Non-Affiliated Business and Financial Advisors of REIT I (various)
Fees and expenses incurred in connection with the Merger, pursuant to service agreements with such non-affiliated business and financial advisors of REIT I, which service agreements were negotiated at arm’s length and on market terms.
Approximately $1,182,560 (aggregate)

Directors and Executive Officers of the Combined Company (See page 208)

The NNN REIT Board and its executive officers immediately prior to the effective time of the Merger will continue to serve as the directors and executive officers of the Combined Company. For a complete list of the directors and executive officers of the Combined Company, see “The Merger-Directors and Executive Officers of the Combined Company.”

No Shareholder Appraisal Rights in the Merger

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the MGCL will be available to holders of NNN REIT common stock with respect to the Merger or other transactions contemplated by the Merger Agreement.

No dissenters’ or appraisal rights, or rights of objecting shareholders under California law will be available to holders of REIT I common shares with respect to the Merger or the other transactions contemplated by the Merger Agreement.

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, where legally permissible, before the Merger can be consummated. These include, among others:

•	the approval of the Merger by NNN REIT’s stockholders;
•	the approval of the Merger by REIT I’s shareholders;
•	receipt of regulatory approvals;
•	the absence of an injunction or law prohibiting the Merger;
•	the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement;
•	the effectiveness of the registration statement on Form S-4, of which this Joint Proxy Statement and Prospectus is a part; and
•	the absence of a material adverse effect with respect to either NNN REIT or REIT I.

Neither NNN REIT nor REIT I can give any assurance as to when, or if, all of the conditions to the consummation of the Merger will be satisfied or waived or that the Merger will occur.

Regulatory Approvals in Connection with the Merger

The Merger may implicate certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Neither NNN REIT nor REIT I is aware of any regulatory approvals that are expected to prevent the consummation of the Merger. Under the Merger Agreement, NNN REIT and REIT I have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement.

No Solicitation and Change in Recommendation with Competing Proposal

Under the terms of the Merger Agreement, NNN REIT is prohibited from soliciting competing proposals to acquire all, or a significant part, of NNN REIT. However, prior to receiving approval of the Merger by the stockholders of NNN REIT, NNN REIT may negotiate with a third party after receiving an unsolicited written proposal if the NNN REIT Board determines in good faith that the unsolicited proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement) and the NNN REIT Board determines that failure to negotiate would be inconsistent with the duties of the NNN REIT directors. Once a third party proposal is received, NNN REIT must notify REIT I within 24 hours following receipt of the proposal and keep REIT I informed of the status and terms of the proposal and associated negotiations.

NNN REIT may withdraw or modify its recommendation to the NNN REIT stockholders with respect to the Merger, and enter into an agreement to consummate a competing transaction with a third party if the NNN REIT Board determines in good faith that the competing proposal is a Superior Proposal and if NNN REIT, in connection with terminating the Merger Agreement, pays a $2,540,000 termination fee to REIT I. Prior to any such termination, NNN REIT generally must provide REIT I with notice at least five business days prior to such termination and an opportunity to revise the terms of the Merger Agreement to make the competing proposal no longer a Superior Proposal.

Under the terms of the Merger Agreement, REIT I is prohibited from soliciting competing bids. However, prior to receiving approval of the Merger by the shareholders of REIT I, REIT I may negotiate with a third party after receiving an unsolicited written proposal if the REIT I Board determines in good faith that the unsolicited proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement) and the REIT I Board determines that failure to negotiate would be inconsistent with the duties of the REIT I directors. Once a third party proposal is received, REIT I must notify NNN REIT within 24 hours following receipt of the proposal and keep NNN REIT informed of the status and terms of the proposal and associated negotiations.

REIT I may withdraw or modify its recommendation to the REIT I shareholders with respect to the Merger, and enter into an agreement to consummate a competing transaction with a third party if the REIT I Board determines in good faith that the competing proposal is a Superior Proposal and if REIT I, in connection with terminating the Merger Agreement, pays a $2,540,000 termination fee to NNN REIT. Prior to any such termination, REIT I generally must provide NNN REIT with notice at least five business days prior to such termination and an opportunity to revise the terms of the Merger Agreement to make the competing proposal no longer a Superior Proposal.

For more information regarding the limitations on the REIT I and NNN REIT Boards to consider other proposals, see “The Merger Agreement - Covenants and Agreements - No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event” beginning on page 218.

Termination

The Merger Agreement may be terminated under certain circumstances, including, but not limited to, by either NNN REIT or REIT I (in each case, with the prior approval of the NNN REIT and REIT I special committees) if the Merger has not been consummated on or before 11:59 p.m. Pacific time on March 31, 2020, if a final and non-appealable order is entered permanently restraining or otherwise prohibiting the Merger, if the approval of the Merger by the stockholders of NNN REIT or the shareholders of REIT I (each, a “Stockholder Approval”) has not been obtained or upon a material uncured breach by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied. In addition, REIT I may terminate the Merger Agreement upon written notice to NNN REIT (i) if REIT I has properly accepted a Superior Proposal at any time prior to receipt by REIT I of the Stockholder Approval pursuant to the terms of the Merger Agreement,

(ii) upon an Adverse Recommendation Change (as defined in the Merger Agreement) by NNN REIT, (iii) upon the NNN REIT Board approving, adopting or publicly endorsing a Competing Proposal (as defined in the Merger Agreement), (iv) upon the failure of the NNN REIT Board to recommend against acceptance of any tender offer for shares of NNN REIT’s common stock that constitutes a Competing Proposal, or (v) upon NNN REIT’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

NNN REIT may terminate the Merger Agreement upon written notice to REIT I (i) if NNN REIT has properly accepted a Superior Proposal at any time prior to receipt by NNN REIT of the Stockholder Approval pursuant to the terms of the Merger Agreement, (ii) upon an Adverse Recommendation Change by REIT I, (iii) upon the REIT I Board approving, adopting or publicly endorsing a Competing Proposal, (iv) upon the failure of the REIT I Board to recommend against acceptance of any tender offer for REIT I common shares that constitutes a Competing Proposal, (v) upon the failure of the REIT I Board to include its recommendation in favor of the Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT I’s shareholders or (vi) upon REIT I’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

For more information regarding the rights of NNN REIT and REIT I to terminate the Merger Agreement, see “The Merger Agreement - Termination of the Merger Agreement” beginning on page 225.

Termination Fee and Expense Reimbursements

Generally, all fees and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses. However, each of NNN REIT and REIT I may be obligated to pay the other party an amount up to $1,000,000 in expense reimbursement if the Merger Agreement is terminated under certain circumstances.

If the Merger Agreement is terminated in connection with REIT I’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to approval of the Merger by the REIT I shareholders, then REIT I must pay to NNN REIT a termination payment of $2,540,000. If the Merger Agreement is terminated in connection with NNN REIT’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to approval of the Merger by the NNN REIT stockholders, then NNN REIT must pay to REIT I a termination payment of $2,540,000.

For more information regarding the termination fee and the expense reimbursement, see “The Merger Agreement - Termination of the Merger Agreement - Termination Fee and Expense Reimbursement” beginning on page 227.

Self-Management Transaction

On September 19, 2019, NNN REIT and NNN REIT OP entered into a Contribution Agreement with BrixInvest and Daisho, pursuant to which Daisho will contribute to NNN REIT OP all of the membership interests in modiv and certain assets related to the business of BrixInvest, in exchange for 657,949.5 Class M OP Units of NNN REIT OP. As part of the Self-Management Transaction, NNN REIT will enter into a series of agreements and amendments to existing agreements as further described below.

BrixInvest is the parent company of Daisho, which is in turn, prior to the Self-Management Transaction, the parent company of modiv. Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to modiv and (ii) BrixInvest will spin off Daisho to the BrixInvest members. Pursuant to the Self-Management Transaction, Daisho will contribute to NNN REIT OP all of the membership interests in modiv in exchange for the Class M OP Units. As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary, Daisho, will transfer all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) certain continuing employees, and (d) certain other assets and liabilities, to modiv, and will distribute 100% of the ownership interests in Daisho to the members of BrixInvest. It is anticipated that the closing of the Self-Management Transaction will occur after the closing of the Merger; however the closing of the Self-Management Transaction is not contingent on the closing of the Merger.

As a result of the Self-Management Transaction, NNN REIT will become self-managed and will acquire the advisory and asset management business of BrixInvest. Accordingly, upon closing the Self-Management

Transaction, we anticipate that we or an affiliate of ours will become the sponsor and advisor of BRIX REIT. Additionally, in the event that the Merger is not consummated but the Self-Management Transaction is consummated, we would expect that we or an affiliate of ours will serve as the sponsor and advisor of REIT I.

For more information regarding the Self-Management Transaction, see “Self-Management Transaction” beginning on page 229.

Material U.S. Federal Income Tax Consequences of the Merger

NNN REIT and REIT I intend that the Merger of REIT I with and into Merger Sub, a wholly owned subsidiary of NNN REIT, will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt of a legal opinion from NNN REIT’s legal counsel that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization, U.S. holders of REIT I common shares generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of NNN REIT common stock in exchange for REIT I common shares in connection with the Merger.

For further discussion of the material U.S. federal income tax consequences of the Merger and the ownership of common stock of the Combined Company, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 234.

Holders of REIT I common shares should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as an asset acquisition in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 with NNN REIT treated as the accounting acquirer. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of REIT I as of the effective time of the Merger will be recorded at their respective fair values and added to those of NNN REIT. Transaction costs incurred by NNN REIT will be capitalized and transaction costs incurred by REIT I will be expensed in the periods in which the costs are incurred and services are received. Any excess of purchase price over the fair values will be recorded as goodwill, and any deficiency is considered negative goodwill and recorded as a gain on the Combined Company’s results of operations on the date of acquisition. Consolidated financial statements of the Combined Company issued after the consummation of the Merger will reflect such fair values, but will not be restated retroactively to reflect the historical consolidated financial position or results of operations of REIT I.

Comparison of Rights of NNN REIT Stockholders and REIT I Shareholders

If the Merger is consummated, shareholders of REIT I will become stockholders of the Combined Company. The rights of REIT I shareholders are currently governed by and subject to the provisions of the California General Corporation Law and the Declaration of Trust and bylaws of REIT I. Upon consummation of the Merger, the rights of the former REIT I shareholders who receive shares of NNN REIT Class C common stock in the Merger will be governed by the MGCL and NNN REIT’s charter and bylaws, rather than the California General Corporation Law and the amended and restated declaration of trust and bylaws of REIT I. Additionally, at the NNN REIT annual meeting, NNN REIT stockholders are voting on three proposals to approve an amended and restated charter and amended and restated bylaws of NNN REIT. See “Amendment and Restatement of the NNN REIT Charter and the NNN REIT Bylaws” on page 30 for additional information on the proposed amendment and restatement of the NNN REIT Charter and the NNN REIT Bylaws.

For a summary of certain differences between the rights of NNN REIT stockholders and REIT I shareholders, see “Comparison of Rights of NNN REIT Stockholders and REIT I Shareholders” beginning on page 253.

Amendment of the REIT I Declaration of Trust

If the proposal related to the REIT I Declaration of Trust Amendment is approved, the REIT I Declaration of Trust Amendment in the form attached hereto as Annex H to this Joint Proxy Statement and Prospectus will remove the provisions governing Roll-Up Transactions that otherwise would have applied to the Merger. For more information on the proposed amendment of the REIT I Declaration of Trust, see “REIT I Declaration of Trust Amendment Proposal” beginning on page 82.

Amendment and Restatement of the NNN REIT Charter and the NNN REIT Bylaws

If each of the NNN REIT Charter and Bylaws Amendment Proposals are approved, the NNN REIT Board intends to file the Articles, in the form attached as Annex D to this Joint Proxy Statement and Prospectus, with the SDAT following the NNN REIT annual meeting. Concurrently with acceptance for record of the Articles by SDAT, the Second Bylaws, in the form attached as Annex F to this Joint Proxy Statement and Prospectus, will become effective. If less than all of the NNN REIT Charter and Bylaws Amendment Proposals are approved, the NNN REIT Charter and the NNN REIT Bylaws will be amended and restated to reflect only those amendments which have been approved by NNN REIT stockholders. If the NNN REIT Charter and Bylaws Amendments Proposals are not approved, NNN REIT’s current charter and bylaws will remain in effect. For more information on the proposed amendment and restatement of the NNN REIT Charter and the NNN REIT Bylaws, see “Proposals Submitted to NNN REIT Stockholders – NNN REIT Charter and Bylaw Amendment Proposals” beginning on page 66.

Selected Historical Financial Information of NNN REIT

The following selected historical financial information for each of the years during the four-year period ended December 31, 2018 and the selected balance sheet data as of December 31, 2018, 2017, 2016 and 2015 have been derived from NNN REIT’s audited consolidated financial statements as of and for the years during the four-year period ended December 31, 2018, including those contained in Appendix I to this Joint Proxy Statement and Prospectus. The selected historical financial information as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 has been derived from NNN REIT’s unaudited condensed consolidated financial statements contained in Appendix I to this Joint Proxy Statement and Prospectus. Interim results for the six months ended and as of June 30, 2019 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2019.

You should read this selected historical financial information together with the financial statements that are included in Appendix I to this Joint Proxy Statement and Prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of NNN REIT contained in the section entitled “The Companies – RW Holdings NNN REIT, Inc. – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2019	December 31,
Balance sheet data		2018	2017	2016	2015
Total real estate investment, net	$233,852,427	$238,924,160	$149,759,638	$36,275,665	$—
Total assets	250,107,646	252,425,902	157,073,447	41,302,560	200,815
Mortgage notes payable, net	115,032,981	122,709,308	60,487,303	7,113,701	—
Unsecured credit facility, net	—	8,998,000	12,000,000	10,156,685	—
Total liabilities	123,532,240	143,332,182	77,777,232	18,874,794	7,000
Redeemable common stock(1)	5,762,798	6,000,951	46,349	196,660	—
Total stockholders’ equity	120,812,608	103,092,769	79,249,866	22,231,106	193,815
(1)	Redeemable common stock as of June 30, 2019 and December 31, 2018 is a contingent obligation which reflects the maximum amount of common stock that could be repurchased during the third and first quarter of 2019, respectively.
	Six Months Ended June 30,		Years Ended December 31,
Operating Data	2019	2018	2018	2017	2016	2015
Total revenues	$11,781,711	$7,841,944	$17,984,625	$7,390,206	$861,744	$—
Net loss	(2,053,174)	(246,454)	(1,801,724)	(868,484)	(1,237,441)	(6,185)
Other data:
Cash flows provided by (used in) operations	2,886,131	1,318,015	5,881,889	3,790,837	(672,132)	815
Cash flows used in investing activities	(3,487,699)	(33,032,691)	(92,019,684)	(115,593,935)	(37,155,065)	—
Cash flows provided by financing activities	2,636,940	31,813,510	90,710,968	112,308,480	41,303,755	200,000
Per share data:
Distributions declared per common share per the period:
Class C	0.352	0.410	0.7035	0.700	0.320	—
Class S	0.352	0.410	0.7035 (1)	0.175 (1)	—	—
Net loss per common share- basic and diluted	(0.14)	(0.02)	(0.16)	(0.15)	(2.89)	(4.95)
Weighted-average number of common shares outstanding, basic and diluted	14,218,770	10,054,089	11,069,864	5,982,930	428,255	1,250
(1)	The distribution paid per share of Class S common stock is net of deferred selling commissions.

Selected Historical Financial Information of REIT I

The following selected historical financial information for each of the years during the five-year period ended December 31, 2018 and the selected balance sheet data as of December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from REIT I’s audited consolidated financial statements as of and for the years during the five-year period ended December 31, 2018, including those contained in Appendix II to this Joint Proxy Statement and Prospectus. The selected historical financial information as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 has been derived from REIT I’s unaudited condensed consolidated financial statements contained in Appendix II to this Joint Proxy Statement and Prospectus. Interim results for the six months ended and as of June 30, 2019 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2019.

You should read this selected historical financial information together with the financial statements that are included in Appendix II to this Joint Proxy Statement and Prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of REIT I contained in the section entitled “The Companies – Rich Uncles Real Estate Investment Trust I – Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2019	December 31,
Balance sheet data		2018	2017	2016	2015	2014
Total real estate investment, net	$120,644,631	$125,075,537	$131,166,670	$105,462,499	$40,633,288	$3,769,401
Total assets	126,551,282	131,522,157	139,853,254	121,407,570	48,919,355	4,845,513
Mortgage notes payable, net	62,033,836	61,446,068	62,277,387	38,705,103	6,197,946	1,991,881
Unsecured credit facility, net	—	—	—	—	8,032,181	—
Total liabilities	66,245,461	67,911,529	69,180,642	46,813,735	16,038,616	2,409,158
Redeemable common stock(1)	—	163,572	586,242	1,229,644	—	—
Total shareholders’ equity	60,305,821	63,447,056	70,086,370	73,364,189	32,880,739	2,436,355
	Six Months Ended June 30,		Years Ended December 31,
Operating Data	2019	2018	2018	2017	2016	2015	2014
Total revenues	$6,566,354	$6,596,381	$13,166,631	$12,837,754	$6,414,592	$978,187	$113,171
Net loss	(455,575)	(626,777)	(896,595)	1,395,046	(1,8891,388)	(842,181)	(275,293)
Other data:
Cash flows provided by operating activities	2,731,685	2,473,841	5,293,591	5,161,616	3,328,927	600,734	125,464
Cash flows used in investing activities	(1,297,293)	(423,631)	(554,770)	(30,126,826)	(64,031,855)	(37,295,999)	(3,868,618)
Cash flows (used in) provided by financing activities	(1,551,603)	(3,471,735)	(7,390,553)	17,527,865	72,065,212	38,597,730	3,943,457
Per share data:
Distributions declared per common share per the period	0.375	0.375	0.75	0.75	0.75	0.75	0.57
Net loss (income) per common share - basic and diluted	(0.05)	(0.07)	(0.11)	0.17	(0.28)	(0.59)	(2.95)
Weighted-average number of common shares outstanding, basic and diluted	8,383,124	8,410,840	8,404,346	8,359,108	6,692,800	1,435,926	93,411
(1)	Represents the maximum amount of common shares redeemable based on the 5% quarterly limitation in REIT I’s share repurchase program.

Selected Unaudited Pro Forma Consolidated Financial Information

The following table shows summary unaudited pro forma condensed consolidated financial information about the combined financial condition and operating results of REIT I and NNN REIT after giving effect to the transactions contemplated by the Merger Agreement and the Self-Management Transaction. The Merger with NNN REIT and the transactions contemplated by the Self-Management Transaction are expected to be accounted for as an asset acquisition and a business combination, respectively, in accordance with FASB ASC 805 with NNN REIT treated as the accounting acquirer.

The unaudited pro forma condensed consolidated balance sheet data gives effect to the Merger, and the Self-Management Transaction as if they each occurred on June 30, 2019. The unaudited pro forma consolidated statements of operations give effect to the Merger and the Self-Management Transaction during the period from January 1, 2018 to December 31, 2018 as if they each had occurred on January 1, 2018, in each case based on the most recent data available. The summary unaudited pro forma condensed consolidated financial information below has been derived from and should be read in conjunction with (1) the more detailed unaudited pro forma condensed consolidated financial information, including the notes thereto, included in Annex I to this Joint Proxy Statement and Prospectus, and (2) the historical consolidated financial statements and related notes of both NNN REIT and REIT I included in the Appendices to this Joint Proxy Statement and Prospectus.

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2019
(Unaudited)

	Historical	Historical	Merger	Pro Forma	Historical	Self - Management	Pro Forma
	NNN REIT	REIT I		Merged	BrixInvest		Combined Company
Real estate investments, net	$233,852,427	$120,644,631	$28,100,337	$382,597,395	$112,400	$(107,400)	$382,602,395
Cash and cash equivalents	10,635,254	3,081,847	(2,030,000)	11,687,101	259,910	(5,602,691)	6,344,320
Tenant receivables	4,146,339	1,711,239	(1,471,395)	4,386,183	—	—	4,386,183
Above-market lease intangibles, net	535,725	764,202	180,949	1,480,876	—	—	1,480,876
Other assets	937,901	349,363	—	1,287,264	1,455,930	(84,518)	2,658,676
Intangible assets, net	—	—	—	—	1,188,702	5,511,298	6,700,000
Goodwill	—	—	—	—	—	37,664,846	37,664,846
Total assets	$250,107,646	$126,551,282	$24,779,891	$401,438,819	$3,016,942	$37,381,535	$441,837,296
LIABILITIES AND EQUITY
Mortgage notes payable, net	$115,032,981	$62,033,836	$1,407,507	$178,474,324	$—	$—	$178,474,324
Unsecured credit facility	—	—	—	—	584,604	—	584,604
Secured notes payable	—	—	—	—	948,686	—	948,686
Other liabilities	8,499,259	4,211,625	3,077,089	15,787,970	6,660,074	(5,094,887)	17,353,157
Total liabilities	123,532,240	66,245,461	4,484,593	194,262,294	8,193,364	(5,094,887)	197,360,771
Total stockholders’ equity	120,812,608	60,305,821	20,295,298	201,413,727	(5,176,422)	42,476,422	238,713,727
Total liabilities and equity	$250,107,646	$126,551,282	$24,779,891	$401,438,819	$3,016,942	$37,381,535	$441,837,296
Book value per common share	$7.80	$7.23		$8.60	$(7.56)		$8.90

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2018
(Unaudited)

	Historical	Historical	Merger	Pro Forma	Historical	Self- Management Transaction	Pro Forma
	NNN REIT	REIT I		Merger	BrixInvest		Combined Company
Revenues:
Rental income	$17,984,625	$13,166,631	$1,582,211	$32,733,467	$9,682,501	$(9,287,720)	$33,128,248
Net (loss) income	$(1,801,724)	$(896,595)	$1,519,703	$(1,178,616)	$110,010	$(6,945,355)	$(8,013,961)
Net (loss) income per common share, basic	$(0.16)	$(0.11)		$(0.06)	$0.16		$(0.36)
Dividends declared per common share	$.70	$.75		$.70	$—		$.70

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Six Months Ended June 30, 2019
(Unaudited)

	Historical	Historical	Merger	Pro Forma	Historical	Self- Management Transaction	Pro Forma
	NNN REIT	REIT I		Merger	BrixInvest		Combined Company
Revenues:
Rental income	$11,781,711	$6,566,354	$794,076	$19,142,141	$4,100,217	$(3,792,467)	$19,449,891
Net loss	$(2,053,174)	$(455,575)	$811,962	$(1,696,787)	$(1,391,093)	$(1,890,041)	$(4,977,921)
Net loss per common share, basic	$(0.14)	$(0.05)		$(0.08)	$(2.03)		$(0.19)
Dividends declared per common share	$.35	$.38		$.35	$—		$.35

The pro forma consolidated NNN REIT equivalent information shows the effect of the Merger from the perspective of an owner of NNN REIT common stock. You should not rely on the pro forma per share amounts above as being indicative of the financial position or results of operations of the Combined Company that actually would have occurred had the Merger or the Self-Management Transaction been completed as of the dates indicated above, nor is it necessarily indicative of the financial position or future operating results of the Combined Company.

The pro forma income from continuing operations per share includes the combined income (loss) from continuing operations of NNN REIT and REIT I on a pro forma basis as if the transactions were consummated on January 1, 2018. Refer to “Pro Forma Financial Information” included in Annex I to this Joint Proxy Statement and Prospectus for further information.

Comparative Market Price Data and Dividend Data

NNN REIT’s Market Price Data and Dividend Data

NNN REIT’s common stock is not listed on an exchange and there is no established public trading market for shares of NNN REIT common stock.

The following table shows the distributions NNN REIT has declared and paid in the last two fiscal years through December 31, 2018 and the first two quarters of 2019:

Quarter	Total Distributions Declared and Paid to Stockholders(1)	Distributions Declared per Share of Common Stock
1st Quarter 2017	$486,862	$0.175
2nd Quarter 2017	$824,641	$0.175
3rd Quarter 2017	$1,120,503	$0.175
4th Quarter 2017	$1,368,619	$0.175
1st Quarter 2018	$2,173,195	$0.176
2nd Quarter 2018	$1,864,493	$0.176
3rd Quarter 2018	$2,041,912	$0.176
4th Quarter 2018	$2,203,622	$0.176
1st Quarter 2019	$2,388,694	$0.176
2nd Quarter 2019	$2,605,268	$0.176
(1)	Declared distributions are paid monthly and generally on the 25th day of the following month after they are declared (or the first business day thereafter if the 25th day falls on a weekend or other non-business day) and include distributions paid through shares of common stock issued pursuant to the distribution reinvestment plan.

Distributions to stockholders have been declared and paid based on daily record dates at rates per share per day. The details for distributions declared in 2018 and 2019 are as follows:

Distribution Period	Rate Per Share Per Day(1)	Declaration Date	Payment Date
2018
January 1-31	$0.00189113	February 1, 2018	February 26, 2018
February 1-28	$0.00209375	February 1, 2018	February 26, 2018
March 1-31	$0.00189113	March 20, 2018	April 25, 2018
April 1-30	$0.00195417	April 3, 2018	May 25, 2018
May 1-31	$0.00189113	May 1, 2018	June 26, 2018
June 1-30	$0.00195417	June 1, 2018	July 25, 2018
July 1-31	$0.00189113	July 1, 2018	August 27, 2018
August 1-31	$0.00189113	August 1, 2018	September 25, 2018
September 1-30	$0.00195417	September 1, 2018	October 25, 2018
October 1-31	$0.00189113	September 27, 2018	November 26, 2018
November 1-30	$0.00195417	October 29, 2018	December 26, 2018
December 1-31	$0.00189113	November 28, 2018	January 25, 2019

Distribution Period	Rate Per Share Per Day(1)	Declaration Date	Payment Date
2019
January 1-31	$0.00191183	December 26, 2018	February 25, 2019
February 1-28	$0.00209375	January 31, 2019	March 25, 2019
March 1-31	$0.00192740	February 28, 2019	April 25, 2019
April 1-30	$0.00192740	February 28, 2019	May 28, 2019
May 1-31	$0.00192740	February 28, 2019	June 25, 2019
June 1-30	$0.00192740	February 28, 2019	July 25, 2019
July 1-31	$0.00189113	June 25, 2019	August 26, 2019
August 1-31	$0.00189113	July 31, 2019	September 18, 2019
September 1-30	$0.00192740	August 30, 2019	October 25, 2019*
October 1-31	$0.00192740	August 30, 2019	November 25, 2019*
November 1-30	$0.00192740	August 30, 2019	December 26, 2019*
December 1-31	$0.00192740	August 30, 2019	January 27, 2020*
*	Projected payment date.
(1)	The distribution paid per share of Class S common stock is net of deferred selling commissions.

Going forward, NNN REIT expects the NNN REIT Board to continue to authorize, and NNN REIT expects to continue to declare, cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after the NNN REIT Offerings to continue to declare distributions based on a single record date as of the end of the month, and to pay these distributions on a monthly basis. Cash distributions will be determined by the NNN REIT Board based on NNN REIT’s financial condition and such other factors as the NNN REIT Board deems relevant. NNN REIT has not established a minimum dividend or distribution level, and the NNN REIT Charter does not require that NNN REIT make dividends or distributions to its stockholders.

REIT I’s Market Price Data and Dividend Data

There is no established public trading market for common shares of REIT I. The following table sets forth, for the periods indicated, the quarterly cash distributions paid on REIT I common shares.

Quarter	Total Distributions Declared and Paid to Stockholders(1)	Distributions Declared per Common Share
1st Quarter 2017	$1,548,589	$0.1875
2nd Quarter 2017	$1,569,284	$0.1875
3rd Quarter 2017	$1,563,430	$0.1875
4th Quarter 2017	$1,566,932	$0.1875
1st Quarter 2018	$1,566,934	$0.1875
2nd Quarter 2018	$1,574,919	$0.1875
3rd Quarter 2018	$1,573,763	$0.1875
4th Quarter 2018	$1,568,050	$0.1875
1st Quarter 2019	$1,576,268	$0.1875
2nd Quarter 2019	$1,579,226	$0.1875
(1)	Declared distributions are paid quarterly in arrears.

Distributions to shareholders have been declared and paid based on daily record dates at rates per share per day. The details for distributions declared in 2017, 2018 and 2019 are as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
2017
January 1 – March 31, 2017	$0.00208330	April 20, 2017	April 20, 2017
April 1 – June 30, 2017	$0.00206044	July 20, 2017	July 20, 2017
July 1 – September 30, 2017	$0.00203804	October 19, 2017	October 20, 2017
October 1 – December 31, 2017	$0.00203804	January 25, 2018	January 25, 2018
2018
January 1 – March 31, 2018	$0.00208333	April 24, 2018	April 25, 2018
April 1 – June 30, 2018	$0.00206044	July 23, 2018	July 25, 2018
July 1 – September 30, 2018	$0.00203804	October 25, 2018	October 25, 2018
October 1 – December 31, 2018	$0.00203804	January 22, 2019	January 25, 2019
2019
January 1 – March 31, 2019	$0.00208333	April 23, 2019	April 25, 2019
April 1 – June 30, 2019	$0.00206044	July 15, 2019	July 25, 2019

Going forward, REIT I expects the REIT I Board to continue to declare cash distributions based on daily record dates and to pay these distributions on a quarterly basis, and to continue to declare distributions based on a single declaration date after the end of the quarter. Cash distributions will be determined by the REIT I Board based on REIT I’s financial condition and such other factors as the REIT I Board deems relevant. REIT I has not established a minimum dividend or distribution level, and REIT I’s Declaration of Trust does not require that REIT I make distributions to its shareholders other than as necessary to meet REIT qualification requirements.

RISK FACTORS

In addition to the other information included in this Joint Proxy Statement and Prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 60, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of NNN REIT and REIT I because these risks will also affect the Combined Company. You should also read and consider the other information in this Joint Proxy Statement and Prospectus.

This section also contemplates the current externally-managed structure of both NNN REIT and REIT I. Upon the consummation of the Self-Management Transaction, provisions regarding an external advisor will be inapplicable.

Risks Related to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the relative values of the shares of NNN REIT common stock or REIT I common shares.

Upon consummation of the Merger, each issued and outstanding common share of REIT I will be converted into the right to receive one share of NNN REIT Class C common stock (with fractional shares receiving a corresponding number of fractional shares of NNN REIT). This Exchange Ratio is fixed pursuant to the Merger Agreement and will not be adjusted to reflect events or circumstances or other developments of which NNN REIT or REIT I become aware or which occur after the date of the Merger Agreement, or any changes in the relative values of NNN REIT and REIT I including, but not limited to:

•	changes in the respective businesses, operations, assets, liabilities or prospects of NNN REIT and REIT I;
•	changes in the estimated NAV per share or offering price per share of NNN REIT common stock or REIT I common shares, as applicable;
•	changes in general market and economic conditions and other factors generally affecting the relative values of NNN REIT’s and REIT I’s assets;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which NNN REIT and REIT I operate; or
•	other factors beyond the control of NNN REIT and REIT I, including those described or referred to elsewhere in this “Risk Factors” section.

Any such changes may materially alter or affect the relative values of shares of NNN REIT common stock or REIT I common shares. Therefore, if, between the date of the Merger Agreement and the consummation of the Merger, the value of common shares of REIT I increases or the value of shares of NNN REIT common stock decreases, the Merger Consideration may be less than the fair value of REIT I shareholders’ shares of REIT I common shares.

Completion of the Merger is subject to a number of conditions, and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the requirement that REIT I or NNN REIT pay certain termination fees or, in certain circumstances, that NNN REIT or REIT I pay expenses to the other party.

The Merger Agreement is subject to many conditions which must be satisfied or waived in order to complete the Merger. The mutual conditions of the parties include, among others: (i) the approval of the Merger by the holders of a majority of the outstanding common shares of REIT I; (ii) the approval of the Declaration of Trust Amendment; (iii) the approval of the Merger by the NNN REIT stockholders; and (iv) the absence of any law, order or other legal restraint or prohibition that would prohibit, make illegal, enjoin, or otherwise restrict, prevent, or prohibit the Merger or any of the transactions contemplated by the Merger Agreement. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement; and (c) the absence of any event, change, or occurrence arising during the period from the date of the Merger Agreement until the effective time of the Merger that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the other party. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement - Conditions to Completion of the Merger” beginning on page 213.

There can be no assurance that the conditions to closing of the Merger will be satisfied or waived or that the Merger will be completed. Failure to consummate the Merger may adversely affect NNN REIT’s or REIT I’s results of operations and business prospects for the following reasons, among others: (i) each of NNN REIT and REIT I will incur certain transaction costs, regardless of whether the proposed Merger closes, which could adversely affect each company’s respective financial condition, results of operations and ability to make distributions to its stockholders; and (ii) the proposed Merger, whether or not it closes, will divert the attention of certain management and other key employees of affiliates of NNN REIT and REIT I from ongoing business activities, including the pursuit of other opportunities that could be beneficial to NNN REIT or REIT I, respectively. In addition, NNN REIT or REIT I may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by March 31, 2020 and if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, REIT I may be required to pay NNN REIT a termination fee of $2,540,000. The Merger Agreement also provides that one party may be required to reimburse the other party’s transaction expenses, not to exceed $1,000,000, if the Merger Agreement is terminated under certain circumstances. See “The Merger Agreement - Termination of the Merger Agreement - Termination Fee and Expense Reimbursement” beginning on page 227.

The pendency of the Merger could adversely affect the business and operations of REIT I and NNN REIT.

Prior to the effective date of the Merger, some tenants, prospective tenants or vendors of each of REIT I and NNN REIT may delay or defer decisions, which could negatively affect the revenues, earnings, cash flows and expenses of REIT I and NNN REIT, regardless of whether the Merger is completed. Similarly, current and prospective employees of affiliates of REIT I and NNN REIT may experience uncertainty about their future roles with the Combined Company following the Merger, which may materially adversely affect the ability of such affiliates to attract and retain key personnel during the pendency of the Merger. In addition, due to operating restrictions in the Merger Agreement, each of REIT I and NNN REIT may be unable during the pendency of the Merger subject to certain exclusions, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.

The ownership percentage of NNN REIT common stockholders and REIT I common shareholders will be diluted by the Merger.

The Merger will dilute the ownership percentage of NNN REIT common stockholders and result in REIT I common shareholders having an ownership stake in NNN REIT following the effective date of the Merger that is smaller than their current stake in REIT I. Following the issuance of shares of NNN REIT Class C common stock to REIT I shareholders pursuant to the Merger Agreement, NNN REIT common stockholders, on the one hand, and former REIT I shareholders, on the other hand, are expected to hold approximately 67% and 33%, respectively, of NNN REIT common stock issued and outstanding immediately after the effective time of the Merger, based on the number of shares of NNN REIT common stock and common shares of REIT I outstanding as of the record date and before consideration of the Self-Management Transaction. As a result of the expected ownership of the Combined Company following the Merger, NNN REIT common stockholders and REIT I common shareholders, as a general matter, may have less influence over the management and policies of NNN REIT after the effective date of the Merger than each currently exercises over the respective management and policies of NNN REIT and REIT I, as applicable. The percentages above do not account for additional dilution which will result upon conversion of Class M OP Units to be issued in connection with the Self-Management Transaction, which do not become fully-convertible until the four-year anniversary of the Self-Management Transaction. Taking the Self-Management Transaction into account, NNN REIT common stockholders, former REIT I shareholders and BrixInvest holders would hold approximately 58%, 29% and 13%, respectively, on a fully diluted basis before consideration of the earnout payment associated with the Self-Management Transaction. If all of the earnout milestones associated with the Self-Management Transaction are achieved, NNN REIT common stockholders, former REIT I shareholders and BrixInvest holders would own approximately 53%, 26% and 21% of the Combined Company on a fully diluted basis.

The Merger Agreement contains provisions that could discourage a potential competing offer to acquire either NNN REIT or REIT I or could result in any competing proposal being at a lower price than it might otherwise be.

The Merger Agreement contains provisions that, subject to limited exceptions necessary to comply with the duties of the applicable Board and special committee, restrict the ability of either NNN REIT or REIT I to solicit, initiate, knowingly encourage, or knowingly facilitate competing third-party proposals to acquire all, or a significant part, of their company. In addition, NNN REIT and REIT I generally have an opportunity to offer to modify the terms of the proposed Merger in response to any competing acquisition proposals that may be made before the other company’s board of directors may withdraw or qualify its recommendation. Upon termination of the Merger Agreement in certain circumstances, NNN REIT and REIT I may be required to pay a termination fee to the other party, and in certain other circumstances, one party may be required to pay the other party’s transaction expenses. See “The Merger Agreement – Additional Covenants - No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event” beginning on page 218 and “ – Termination Fee and Expense Reimbursement” beginning on page 227.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all, or a significant part, of either NNN REIT or REIT I from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value imputed to the Exchange Ratio proposed to be received or realized in the Merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The Merger Agreement includes restrictions on the ability of each of NNN REIT and REIT I to make excess distributions to its stockholders, even if it would otherwise have net income and net cash available to make such distributions.

The Merger Agreement generally prohibits REIT I from making quarterly distributions to its shareholders in excess of $0.1875 per common share of REIT I, unless REIT I obtains the prior written consent of NNN REIT. While NNN REIT and REIT I have generally agreed to use their reasonable best efforts to close the Merger in an expeditious manner, factors could cause the delay of the closing, which include obtaining the approval of the Merger from the common stockholders of NNN REIT and shareholders of REIT I. Therefore, even if NNN REIT or REIT I has available net income or net cash to make distributions to its stockholders or shareholders and satisfies any other conditions to make such distributions, the terms of the Merger Agreement could prohibit such action. See “The Merger Agreement - Conduct of the Business of NNN REIT Pending the Merger” beginning on page 215.

The shares of NNN REIT common stock to be received by REIT I common shareholders as a result of the Merger will have rights different from the shareholders of REIT I common shares.

Upon completion of the Merger, the rights of former REIT I common shareholders who become NNN REIT common stockholders will be governed by the charter and bylaws of NNN REIT and the MGCL. The rights associated with REIT I common shares are different from the rights associated with NNN REIT common stock. See “Comparison of Rights of NNN REIT Stockholders and REIT I Shareholders” beginning on page 253 for a discussion of the different rights associated with NNN REIT common stock.

The Merger is subject to approval by common shareholders of REIT I and common stockholders of NNN REIT.

In order for the Merger to be completed, REIT I shareholders must approve the Merger, which requires the affirmative vote of a majority of all the votes entitled to be cast on such proposal at the REIT I special meeting pursuant to the Merger Agreement. NNN REIT stockholders must also approve the Merger, which requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock who are present in person or by proxy at the NNN REIT annual meeting. If these required votes are not obtained by March 31, 2020, the Merger may not be consummated.

The Merger Agreement contains provisions that grant the NNN REIT Board or REIT I Board the ability to terminate the Merger Agreement in certain circumstances based on the exercise of the directors’ duties.

Either NNN REIT or REIT I may terminate the Merger Agreement, subject to the terms thereof, in response to a material event, circumstance, change or development that was not known to the NNN REIT Board or REIT I Board prior to the execution of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the NNN REIT Board of REIT I Board prior to the effective time of the Merger if the NNN REIT Board or REIT I Board determines in good faith, after consultation with its outside legal counsel, that failure to change its recommendation with respect to the Merger would be inconsistent with the directors’ duties under applicable law.

There may be unexpected delays in the consummation of the Merger.

The Merger is expected to close in late December 2019 or early January 2020 assuming that all of the conditions in the Merger Agreement are satisfied or waived. The Merger Agreement provides that either NNN REIT or REIT I may terminate the Merger Agreement if the Merger has not occurred by March 31, 2020. Certain events may delay the consummation of the Merger. Some of the events that could delay the consummation of the Merger include difficulties in obtaining the approval of the REIT I shareholders and NNN REIT stockholders, or satisfying the other closing conditions to which the Merger is subject.

Risks Related to the Self-Management Transaction

The issuance of units of limited partnership in NNN REIT OP in connection with the Self-Management Transaction will have a dilutive effect and will reduce the voting power and relative percentage interests in NNN REIT earnings of current NNN REIT stockholders and REIT I shareholders upon completion of the Merger.

NNN REIT, NNN REIT OP, BrixInvest and Daisho, a subsidiary of BrixInvest, intend to enter into a series of transactions, agreements, and amendments to NNN REIT’s existing agreements and arrangements pursuant to which Daisho will contribute to NNN REIT OP all of the membership interests in modiv LLC, which includes substantially all of the assets related to the business of BrixInvest in exchange for 657,949.5 Class M OP Units of NNN REIT OP. As a result, the Combined Company would become self-managed. The Self-Management Transaction will dilute the percentage interests in NNN REIT earnings and result in REIT I common shareholders having a percentage interest in NNN REIT earnings following the Self-Management Transaction that is smaller than their percentage interests in REIT I earnings.

The Self-Management Transaction was negotiated between the NNN REIT special committee, which is comprised solely of independent and disinterested members of its board of directors, and BrixInvest, which is affiliated with certain of the NNN REIT and REIT I officers and directors.

The Self-Management Transaction was negotiated with BrixInvest, which is affiliated with certain of the NNN REIT and REIT I officers and directors. As a result, those officers and directors may have different interests than the Combined Company as a whole. This potential conflict would not exist in the case of a transaction negotiated with unaffiliated third parties. Moreover, if BrixInvest breaches any of the representations, warranties or covenants made by it in the Self-Management Agreement, the Combined Company may choose not to enforce, or to enforce less vigorously, its rights because of the interests of certain of the Combined Company’s directors and officers. Moreover, the representations, warranties, covenants and indemnities in the Contribution Agreement are subject to limitations and qualifiers, which may also limit the Combined Company’s ability to enforce any remedy under the Contribution Agreement.

Certain of the NNN REIT directors and executive officers and REIT I trust managers and executive officers have interests in the Self-Management Transaction that are different from, and may potentially conflict with, the interests of the Combined Company and its stockholders.

Certain of the NNN REIT directors and executive officers and REIT I trust managers and executive officers have interests in the Self-Management Transaction and the other transactions described in this Joint Proxy Statement and Prospectus that may be different from, or in addition to, the interests of the Combined Company’s stockholders generally and that may create potential conflicts of interest, including the payment of consideration in connection with the Self-Management Transaction directly or indirectly to certain of these individuals, including Messrs. Wirta, Halfacre and Pacini and the entry by the applicable individuals into arrangements relating to the payment of that consideration. See “Self-Management Transaction” beginning on page 229, for a description of the consideration to be received by these individuals.

In addition, Messrs. Wirta and Halfacre own a controlling interest in BrixInvest, and Messrs. Halfacre and Pacini are also executive officers or principals of BrixInvest. The respective roles of these individuals in BrixInvest may create additional conflicts of interest in respect of the Self-Management Transaction and the other transactions described in this Joint Proxy Statement and Prospectus.

Combined Company net income may decrease in the near term as a result of the Self-Management Transaction.

The Combined Company will expense all cash and non-cash costs involved in self-management. As a result, statements of operations of the Combined Company may be negatively impacted, driven predominately by the non-cash charges related to the issuance of units of limited partnership in NNN REIT OP as consideration in the Self-Management Transaction and, to a lesser extent, other transaction-related costs. In addition, while the Combined Company will no longer effectively bear the costs of the various fees and expense reimbursements previously paid to the NNN REIT and REIT I advisors after the Combined Company becomes internally managed, the Combined Company expenses will include the compensation and benefits of executive officers and the employees and consultants of the previous advisors, as well as overhead previously paid by the advisors or their affiliates in managing the NNN REIT and REIT I businesses and operations. Furthermore, these employees and consultants will be providing us services historically provided by the advisors. There are no assurances that, following the Self-Management Transaction, these employees and consultants will be able or incentivized to provide services at the same level or for the same costs as were previously provided by the advisors, and there may be other unforeseen costs, expenses and difficulties associated with operating as an internally managed company. If these expenses are higher than the fees that are currently paid to the advisors or otherwise higher than currently anticipated, the Combined Company may not realize the anticipated cost savings and other benefits from the Self-Management Transaction and Combined Company net income could decrease further, which could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

The Self-Management Transaction may not be accretive to Combined Company stockholders.

The Self-Management Transaction may not be accretive to Combined Company stockholders. While it is intended that the Self-Management Transaction will be accretive to Combined Company net income and earnings, there can be no assurance that this will be the case, as, among other things, the expenses that result from the Self-Management Transaction may be higher than currently anticipated and the Combined Company may not achieve cost savings from the Self-Management Transaction. The failure of the Self-Management Transaction to be accretive to Combined Company stockholders could have a material adverse effect on business, financial condition and results of operations.

If the Self-Management Transaction is consummated, the Combined Company will be newly self-managed.

The Self-Management Transaction is expected to close following the consummation of the Merger, and assuming that both the Merger and the Self-Management Transaction are consummated, the Combined Company will be a self-managed REIT. The Combined Company will no longer bear the costs of the various fees and expense reimbursements previously paid to the former external advisors of REIT I and NNN REIT and their affiliates; however, the Combined Company’s expenses will include the compensation and benefits of the Combined Company’s officers, employees and consultants, as well as overhead previously paid by the former external advisors of REIT I and NNN REIT and their affiliates. The Combined Company’s employees will provide services historically provided by the external advisors and their affiliates. As a result of the additional number of people who would be employed by the Combined Company, the Combined Company will be subject to a potential increased risk from liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and the Combined Company will bear the cost of the establishment and maintenance of any employee compensation plans. In addition, the Combined Company has not previously operated as a self-managed REIT and may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-advised basis. If the Combined Company incurs unexpected expenses as a result of its self-management, its results of operations could be lower than they otherwise would have been.

The Combined Company may not manage the Self-Management Transaction effectively or realize its anticipated benefits.

The Self-Management Transaction may not be managed effectively. The Self-Management Transaction could be a time-consuming and costly process and the Combined Company may encounter potential difficulties in the integration process including, among other things:

•	the inability to successfully internalize corporate management in a manner that permits the Combined Company to achieve the cost savings anticipated to result from the Self-Management Transaction, which could result in the anticipated benefits of the Self-Management Transaction not being realized in the timeframe currently anticipated or at all;

•	the risk of not realizing all of the anticipated operational efficiencies or other anticipated strategic and financial benefits of the Self-Management Transaction within the expected timeframe or at all;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Self-Management Transaction; and
•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Self-Management Transaction and integrating the Combined Company’s operations.

For all these reasons, you should be aware that it is possible that the Self-Management Transaction process could result in the distraction of the Combined Company’s management, the disruption of ongoing business or inconsistencies in operations, services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with employees or third-parties to achieve the anticipated benefits of the Self-Management Transaction, or could otherwise adversely affect the Combined Company’s business and financial results. Therefore, the failure to plan and manage the Self-Management Transaction effectively could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

The Combined Company will depend on key executives and other employees of BrixInvest. There is no guarantee that such key executives and employees will remain employed or engaged by the Combined Company for any specified period of time, and will not engage in competitive activities if they cease to be employed with or engaged.

The Combined Company will depend on the key executives and employees of BrixInvest. It is expected that, following the consummation of the Self-Management Transaction, the Combined Company will continue to substantially depend on the services of Messrs. Wirta, Halfacre and Pacini. Nevertheless, as is presently the case under the advisory agreements with the NNN REIT and REIT I advisors, the departure or the loss of the services of any of these individuals, or other senior management personnel or employees, following the Self-Management Transaction could have a material adverse effect on the Combined Company’s business, financial condition, results of operations and ability to effectively operate its business.

Although it is believed that the non-competition covenants of these individuals are enforceable under current law, there can be no guarantee that if Combined Company executives were to breach these covenants and engage in competitive activities, a court of law would fully enforce these restrictions. If these executives were to terminate their employment or service relationship (as applicable) and engage in competitive activities, such activities could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

The Combined Company may be exposed to risks to which it has not historically been exposed, including liabilities with respect to the assets acquired from BrixInvest.

The Self-Management Transaction will expose the Combined Company to risks to which it has not historically been exposed. Pursuant to the Contribution Agreement, the Combined Company will incur liabilities with respect to the assets acquired from BrixInvest and certain of its affiliates. In addition, Combined Company overhead will increase as a result of becoming internally managed, as the responsibility for overhead relating to management of the Combined Company’s business currently is borne by the NNN REIT and REIT I advisors, which will become the Combined Company’s responsibility following the Self-Management Transaction. In addition, in the NNN REIT and REIT I current externally-advised structure, they do not directly employ many employees. As a result of the Self-Management Transaction, the Combined Company will directly employ persons who are currently employed by their respective advisors. As the employer of additional personnel, the Combined Company will be subject to a potential increased risk from liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and the Combined Company will bear the costs of the establishment and maintenance of employee benefit plans, if established. Furthermore, these employees will be providing the Combined Company services historically provided by the respective advisors. There are no assurances that, following the Self-Management Transaction, these employees of the Combined Company will be able to provide the same level of services as were previously provided by the respective advisors, and there may be other unforeseen costs, expenses and difficulties associated with operating as a self-managed company.

The representations, warranties, covenants and indemnities in the Contribution Agreement and other related agreements are subject to limitations and qualifiers, which may limit the ability to enforce any remedy under these agreements.

The representations, warranties, covenants and indemnities in the Contribution Agreement and other agreements related to the Self-Management Transaction are subject to limitations and qualifiers, which may limit the Combined Company’s ability to enforce any remedy under these agreements. These include, without limitation, limitations on liability and materiality qualifiers on certain representations and covenants.

Risks Related to the UPREIT Structure

The UPREIT Structure will make the Combined Company dependent on distributions from NNN REIT OP.

Due to the fact that the Combined Company will conduct its operations generally through NNN REIT OP following the Merger, its ability to service its debt obligations and its ability to pay distributions on shares of NNN REIT common stock will be entirely dependent upon the earnings and cash flows of NNN REIT OP and the ability of NNN REIT OP to make distributions to the Combined Company.

Adoption of the UPREIT Structure could inhibit the Combined Company from selling properties or retiring debt that would otherwise be in the best interest of the Combined Company and its stockholders.

In order to ensure that future sellers of properties are able to contribute their properties to NNN REIT OP on a tax-deferred basis, the seller of such properties may require the Combined Company to agree to maintain a certain level of minimum debt at the NNN REIT OP level and refrain from selling such properties for a period of time. Agreeing to certain of these restrictions, therefore, could inhibit the Combined Company from selling properties or retiring debt that would otherwise be in the best interest of the Combined Company and the its stockholders.

The interest of the Combined Company may be diluted upon the issuance of limited partnership units of NNN REIT OP.

Upon the issuance of limited partnership units of NNN REIT OP in connection with the future acquisitions or as a means of compensation to employees, the interest of the Combined Company (and therefore that of its stockholders) in the assets of NNN REIT OP would be diluted. This dilutive effect would remain if limited partnership units were redeemed or exchanged for shares of NNN REIT common stock, though the Combined Company’s interest in NNN REIT OP would increase if limited partnership units were redeemed for cash. The dilutive effect from property acquisitions in exchange for limited partnership units of NNN REIT OP is comparable to that from sales of shares of NNN REIT common stock through its ongoing public offering or to fund acquisitions.

In certain circumstances, the interest of the Combined Company as the general partner may conflict with the interest of the other partners of NNN REIT OP.

As the general partner of NNN REIT OP, the Combined Company may owe a fiduciary obligation to the limited partners under applicable law upon the admission of additional limited partners to NNN REIT OP. In most cases, the interests of the other partners would coincide with the interests of the Combined Company and its stockholders because (i) the Combined Company would own a majority of the interests in NNN REIT OP; and (ii) the other partners will generally receive shares of NNN REIT common stock upon redemption of their limited partnership units of NNN REIT OP. Nevertheless, under certain circumstances, the interests of the other partners might conflict with those of the Combined Company and its stockholders.

Potential conflicts of interest may arise between holders of NNN REIT common stock and holders of partnership interests in NNN REIT OP.

NNN REIT directors and officers will have duties to the Combined Company and to its stockholders under Maryland law and its charter in connection with their management of the Combined Company. At the same time, the Combined Company, as the general partner of NNN REIT OP, will have fiduciary duties to the limited partners in NNN REIT OP and to the other members in connection with the management of NNN REIT OP. The duties of the NNN REIT officers and directors and the Combined Company as the general partner in these two roles may conflict.

Risks Related to the Combined Company Following the Merger and the Self-Management Transaction

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the Merger and the Self-Management Transaction.

Following the Merger and the Self-Management Transaction, the Combined Company expects to continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage its expansion opportunities, which may pose substantial challenges for the Combined Company to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. There is no assurance that the Combined Company’s expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, or other benefits.

The Combined Company may need to incur additional indebtedness in the future.

In connection with executing the Combined Company’s business strategies following the Merger and the Self-Management Transaction, the Combined Company expects to evaluate the possibility of acquiring additional properties and making strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including: (i) hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; (ii) limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; (iii) limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; (iv) making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and (v) placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The Combined Company’s operating results after the Merger and the Self-Management Transaction may materially differ from the pro forma information presented in this Joint Proxy Statement and Prospectus.

The Combined Company’s operating results after the Merger and the Self-Management Transaction may be materially different from those shown in the pro forma information presented in this Joint Proxy Statement and Prospectus, which represents only a combination of NNN REIT’s historical results with those of REIT I. See “Pro Forma Financial Information” included in Annex I. The financing and transaction costs related to the Merger and the Self-Management Transaction could be higher or lower than currently estimated, depending on how difficult it is to integrate REIT I’s business with that of NNN REIT and how difficult it is for NNN REIT to make the transition from being externally managed to self-managed.

Following the consummation of the Merger and the Self-Management Transaction, the Combined Company will assume certain potential liabilities relating to REIT I.

Following the consummation of the Merger and the Self-Management Transaction, the Combined Company will have assumed certain potential liabilities relating to REIT I. These liabilities could have a material adverse effect on the Combined Company’s business to the extent the Combined Company has not identified such liabilities or has underestimated the amount of such liabilities.

A future determination of the estimated NAV per share of NNN REIT or the Combined Company by its board of directors, or the market value ascribed to the shares of common stock of the Combined Company upon a future strategic transaction, may be significantly lower than the estimated NAV per share of NNN REIT and REIT I considered by their respective boards in approving and recommending the Merger.

In approving and recommending the Merger, the NNN REIT Board, the NNN REIT special committee, the REIT I Board, and the REIT I special committee considered the most recent estimated value per share of NNN REIT and REIT I as determined by their respective boards with the assistance of their respective third party valuation experts. The NNN REIT Board generally determines its estimated NAV per share in the first quarter of each year, calculated as of the immediately preceding December 31. In the event the Merger is not completed until after December 31, 2019, however, the NNN REIT Board may, in its discretion, determine to calculate the

NAV per share as of the closing of the Merger and the Self-Management Transaction in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions. We can provide no assurance that the next determination of the estimated NAV per share of NNN REIT or the Combined Company will not result in a lower estimated NAV per share than the estimated NAV per share of NNN REIT or REIT I considered by their respective boards in approving and recommending the Merger. Further, in the event that the Combined Company completes a strategic transaction after consummation of the Merger and the Self-Management Transaction, such as listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such strategic transaction may be significantly lower than the current estimated NAVs considered by the NNN REIT Board, the NNN REIT special committee, the REIT I Board and the REIT I special committee in approving and recommending the Merger, and the per share value thereof may differ from the estimated NAV per share currently reflected on the customer account statements of NNN REIT stockholders and REIT I shareholders or any update to the estimated NAV per share of the Combined Company following the Merger and the Self-Management Transaction. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after consummation of the Merger and the Self-Management Transaction, the trading price of the shares may be significantly lower than the current NNN REIT estimated value per share of $10.16 or any subsequent determination of the estimated NAV per share of NNN REIT or the Combined Company. There can be no assurance, however, that any such strategic transaction will occur.

Risks Related to an Investment in NNN REIT’s Common Stock

The value of the Combined Company’s common stock may decline as a result of the Merger.

The value of the Combined Company’s common stock may decline as a result of the Merger and the Self-Management Transaction if the Combined Company does not achieve the perceived benefits of the Merger and the Self-Management Transaction as rapidly or to the extent anticipated by NNN REIT management or if the effect of the Merger and the Self-Management Transaction on NNN REIT financial results is not consistent with the expectations of NNN REIT management. In addition, if the Merger is consummated, NNN REIT’s and REIT I’s stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders may not wish to continue to invest in the Combined Company if the Merger is consummated or for other reasons and may wish to submit some or all of their shares of NNN REIT common stock for redemption. In addition, NNN REIT stockholders are expected to own approximately 67% of the outstanding shares of NNN REIT common stock, on a pro forma basis, following the Merger (before taking into account with the Self-Management Transaction). They may determine not to continue to hold their shares of the Combined Company’s common stock and submit their shares for redemption following the Merger, which may result in additional pressure on the value of the Combined Company’s common stock.

NNN REIT cannot assure stockholders that it will be able to continue paying distributions at the rate currently paid by NNN REIT, or at all.

NNN REIT common stockholders may not receive the distributions equivalent to those currently paid by NNN REIT following the Merger or the Self-Management Transaction for various reasons, including the following:

•	NNN REIT may not have enough cash to pay such distributions due to changes in NNN REIT’s cash requirements, capital spending plans, cash flow, or financial position;
•	decisions on whether, when, and in which amounts to make any future distributions will remain at all times entirely at the discretion of the NNN REIT Board, which reserves the right to change NNN REIT’s current distribution practices at any time and for any reason; and
•	NNN REIT may desire to retain cash.

Stockholders of NNN REIT will have no contractual or other legal right to distributions that have not been declared by the NNN REIT Board.

The Combined Company may incur adverse tax consequences if REIT I has failed to qualify as a REIT for U.S. federal income tax purposes.

REIT I has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code. It intends to continue to do so through the time of the Merger. REIT I has not requested and does not plan to request a ruling from the Internal Revenue Service (the “IRS”) that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and extremely complex requirements under the Code and related Regulations, and judicial and administrative interpretations of the relevant Code provisions and Regulations are limited. The determination of various factual matters and circumstances not entirely within the control of REIT I may affect REIT I’s ability to have qualified or to continue to qualify as a REIT. To qualify as a REIT, a REIT must have satisfied and continue to satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

Legal counsel will not be providing an opinion on the qualification of REIT I as a REIT for U.S. federal income tax purposes in connection with this transaction. In addition, between 2014 and 2016, REIT I performed all REIT testing in-house, did not engage an accounting firm or legal counsel to perform or assist with REIT testing and compliance, and did not have any formal REIT compliance procedures in place. In 2016, the Public Company Accounting Oversight Board (“PCAOB”) conducted an inspection of REIT I’s former auditor. The inspection was unrelated to REIT I’s audits; however, in its inspection of other audits, the PCAOB found that the former auditor had significant audit deficiencies and a lack of quality control by its management. Given these findings and REIT I’s lack of formal REIT compliance procedures between 2014 and 2016, there is a compounded risk that REIT disqualification issues may have gone undetected during this period.

If REIT I is determined to have lost its REIT status in a prior year or not qualified as a REIT in the current year, the Combined Company will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	REIT I would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);
•	REIT I could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;
•	the Combined Company will inherit any such liability, including any interest and penalties that have accrued on such federal income tax liabilities;
•	the Combined Company, if it were considered a “successor corporation” under the Code and applicable Regulations, could not elect to be taxed as a REIT until the fifth taxable year following the year during which REIT I was disqualified; and
•	for up to 5 years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, the Combined Company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

In addition, if REIT I failed to qualify as a REIT prior to the Merger, but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former REIT I asset during the five years following the Merger, the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Merger. The failure of REIT I to qualify as a REIT prior to the Merger could impair the Combined Company’s ability to remain qualified as a REIT, could impair the Combined Company’s business and ability to raise capital, and would materially adversely affect the value of the Combined Company’s stock. See also the following risk factor regarding the impact of the Combined Company’s failure to qualify as a REIT.

The Combined Company may incur adverse tax consequences if NNN REIT has failed, or the Combined Company fails, to qualify as a REIT for U.S. federal income tax purposes.

NNN REIT has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code, and it intends to continue to do so through the time of the Merger. The

Combined Company intends to continue operating in such a manner following the Merger. Although legal counsel will be providing an opinion on the qualification of NNN REIT as a REIT for U.S. federal income tax purposes, this opinion will not be binding on the IRS or the courts, and neither of NNN REIT nor the Combined Company has requested or plans to request a ruling from the IRS that it qualifies as a REIT. As previously noted, qualification as a REIT involves the application of highly technical and complex Code provisions and Regulations for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of NNN REIT or the Combined Company, as the case may be, may affect any such company’s ability to have qualified or to continue to qualify as a REIT.

If any of NNN REIT or the Combined Company loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	such company would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);
•	such company could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;
•	unless such company is entitled to relief under applicable statutory provisions, neither it nor any “successor corporation” could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and
•	for up to 5 years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, such company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

The Combined Company will inherit any liability with respect to unpaid taxes of NNN REIT for any periods prior to the Merger.

As a result of all these factors, NNN REIT’s or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and raise capital, and would materially adversely affect the value of its stock. In addition, for years in which the Combined Company does not qualify as a REIT, it will not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, the Combined Company may be subject to U.S. federal, state, or other taxes on its income and property. For example, net income from the sale of properties that are “dealer” properties sold by a REIT that do not qualify for a statutory “safe harbor” (a “prohibited transaction” under the Code) will be subject to a 100% tax. In addition, the Combined Company may not be able to make sufficient distributions to avoid income and excise taxes applicable to REITs. The Combined Company and its subsidiaries may also be subject to U.S. federal taxes other than U.S. federal income taxes, as well as state and local taxes (such as state and local income and property taxes), either directly or at the level of its operating partnership, or at the level of the other companies through which the Combined Company indirectly owns its assets. Any U.S. federal or state taxes the Combined Company (or any of its subsidiaries) pays will reduce cash available for distribution by the Combined Company to stockholders. See section “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 234.

If the Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by NNN REIT of an opinion of its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, this legal opinion will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a tax-free reorganization, then each REIT I shareholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the Merger Consideration (i.e., the fair market value of the shares of NNN REIT common stock) received by the REIT I shareholder in the Merger; and (ii) the REIT I shareholder’s adjusted tax basis in its REIT I common shares.

Risks Related to NNN REIT

NNN REIT has paid, and may in the future pay, distributions from sources other than cash flow from operations, including out of net proceeds from its offerings; therefore, in that event, NNN REIT will have fewer funds available for the acquisition of properties, and its stockholders’ overall return may be reduced.

In the event NNN REIT does not have enough cash from operations to fund its distributions, it may fund distributions from the waiver or deferral of fees due to its advisor or out of net proceeds from its offerings. NNN REIT is not prohibited from undertaking such activities by its charter, bylaws, or investment policies, and it may use an unlimited amount from any source to pay its distributions. From inception through June 30, 2019, NNN REIT funded 1.7% of its distributions from offering proceeds, 4.0% of its distributions from the deferral or waiver of NNN REIT Advisor’s asset management fee and 94.3% of its distributions using net rental income. If, in the future, NNN REIT pays additional distributions from sources other than cash flow from operations, it will have fewer funds available for acquiring properties and investing in the existing portfolio, which may reduce NNN REIT’s stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in NNN REIT stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

NNN REIT may be unable to maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from its operations. The amount of cash available for distribution will be affected by many factors, such as NNN REIT’s ability to buy properties as offering proceeds become available and its operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. NNN REIT cannot assure stockholders that it will be able to pay or maintain distributions or that distributions will increase over time, nor can it give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase our cash available for distribution to stockholders. Because NNN REIT has paid, and may continue to pay, distributions from sources other than our cash flow from operations, distributions at any point in time may not reflect the current performance of its properties or its current operating cash flows. In addition, if NNN REIT pays distributions from sources other than cash flow from operations, it may have less cash available for investments and stockholders’ overall return may be reduced.

There is no guarantee that NNN REIT will raise substantial funds in the NNN REIT Offerings.

There is no guarantee that NNN REIT will raise substantial funds in the NNN REIT Offerings. If NNN REIT is unable to raise a substantial amount of funds, it will make fewer investments resulting in less diversification in terms of the number of investments owned, the types of investments that it makes, and the geographic regions in which its investments are located. In such event, the likelihood of NNN REIT’s profitability being affected by the performance of any one of its investments will increase. Additionally, NNN REIT is not limited in the number or size of its investments or the percentage of net investment proceeds it may dedicate to a single investment. A stockholder’s investment in NNN REIT shares will be subject to greater risk to the extent that it lacks a diversified portfolio of investments. Further, NNN REIT will have certain fixed operating expenses, regardless of whether it is able to raise substantial funds in the future. NNN REIT’s inability to raise substantial funds could increase its fixed operating expenses as a percentage of gross income, potentially reducing its net income and cash flow and potentially limiting its ability to make distributions.

NNN REIT may suffer from delays in locating suitable investments, which could adversely affect its ability to make distributions at its current level and the value of a stockholder’s investment.

NNN REIT could suffer from delays in locating suitable investments. Delays NNN REIT encounters in the selection, acquisition and development of income-producing properties likely would adversely affect its ability to make distributions at its current level and the value of a stockholder’s investment. NNN REIT is not prohibited from undertaking such activities by its charter, bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. Distributions from sources other than cash flow from operations could reduce the amount of capital it ultimately invests in properties. This, in turn, would reduce the value of a stockholder’s investment. Therefore, stockholders could suffer delays in the receipt of cash distributions attributable to those particular properties.

There is currently no public trading market for NNN REIT shares and there may never be one; therefore, it will be difficult for stockholders to sell their shares.

There is currently no public market for NNN REIT shares and there may never be one. Stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. The NNN REIT Charter also prohibits the ownership by any one individual of more than 9.8% of the aggregate shares of outstanding common stock, unless waived by the NNN REIT Board, which may inhibit large investors from desiring to purchase a stockholder’s shares. Moreover, NNN REIT’s share repurchase program includes numerous restrictions that would limit a stockholder’s ability to sell their shares to NNN REIT. The NNN REIT Board could choose to amend, suspend or terminate its share repurchase program upon 30 days’ notice. Therefore, it may be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they will likely have to sell them at a substantial discount to the price they paid for the shares. It also is likely that a stockholder’s shares would not be accepted as the primary collateral for a loan. Stockholders should purchase the shares only as a long-term investment because of the illiquid nature of the shares. Additionally, holders of Class C common stock may not be able to utilize NNN REIT’s share repurchase program.

Stockholders may be unable to sell their shares because their ability to have their shares redeemed pursuant to NNN REIT’s share repurchase program is subject to significant restrictions and limitations and if stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in NNN REIT shares.

Even though NNN REIT’s share repurchase program may provide stockholders with a limited opportunity to sell their shares to NNN REIT, stockholders should be fully aware that NNN REIT’s share repurchase program contains significant restrictions and limitations. Further, the NNN REIT Board may amend, suspend or terminate any provision of the share repurchase program upon 30 days’ notice. Generally, NNN REIT’s share repurchase program imposes caps so that share repurchases of NNN REIT shares for any 12-month period will not exceed 2% of NNN REIT’s aggregate NAV per month, 5% of its aggregate NAV per quarter, or 20% of its aggregate NAV per year.

In addition, on September 18, 2019, the NNN REIT Board approved the temporary suspension of NNN REIT’s share repurchase programs for Class C common stock and Class S common stock. All share repurchase requests submitted by stockholders of NNN REIT after the close of business on October 19, 2019 will be rejected pursuant to the suspension of the share repurchase program, until such time, if any, as the NNN REIT Board approves the resumption of the share repurchase program. Although NNN REIT intends to resume the share repurchase programs at an appropriate time, there is no requirement for the NNN REIT Board to resume the share repurchase programs at any time, or at all.

Valuations and appraisals of NNN REIT’s properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value NNN REIT's properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, valuations and appraisals of NNN REIT's assets and liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond NNN REIT's control and the control of the independent valuation firm and other parties involved in the valuation of NNN REIT's assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining NNN REIT's NAV also may be made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of NNN REIT's assets and liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. NNN REIT's NAV does not reflect fees that may become payable after the date of determination of the NAV, which fees may not ultimately be paid in certain circumstances, including if NNN REIT is liquidated or if there is a listing of NNN REIT's common stock. NNN REIT's NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which NNN REIT's assets could be liquidated on any given day, the value a third party would pay for all or substantially all of NNN REIT's shares, or the price that NNN REIT's shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of NNN REIT's shares of common stock, the price NNN REIT paid to redeem shares of its common stock or NAV-based fees NNN REIT paid to NNN REIT's advisor to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value.

NNN REIT’s NAV per share amounts may change materially if the appraised values of its properties materially change from prior appraisals or the actual operating results differ from what NNN REIT originally budgeted.

NNN REIT may receive updates based on property and real estate market events that are material to its NAV. Notification of property and real estate market events may lag the actual event and events may be missed, unknown or difficult to value. The valuations will reflect information provided to the appraisers subject to a reasonable time to analyze the event and document the new market value. Third-party appraisals of NNN REIT properties using an appraisal report format are conducted on a rolling basis, such that properties are appraised at different times but each property is appraised at least once per calendar year. When these appraisals are reflected in NNN REIT’s NAV calculations, there may be a material change in its NAV per share amounts for each class of its common stock from those previously reported. In addition, actual operating results may differ from what NNN REIT originally budgeted, which may cause a material increase or decrease in the NAV per share amounts. NNN REIT will not retroactively adjust the NAV per share of each class reported. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what NNN REIT previously budgeted, the adjustment to reflect the new appraisal or actual operating results may cause the NAV per share for each class of its common stock to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

The NAV per share that NNN REIT publishes may not necessarily reflect changes in its NAV that are not immediately quantifiable.

From time to time, NNN REIT may experience events with respect to its investments that may have a material impact on its NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, acts of God, terrorism, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. NNN REIT’s NAV per share may not reflect such extraordinary events until NNN REIT’s next annual calculation of its NAV per share or to the extent that their financial impact is not immediately quantifiable. The resulting potential disparity in NNN REIT’s NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and any new purchasers of NNN REIT common stock, depending on whether NNN REIT’s published NAV per share for such class is overstated or understated.

NNN REIT’s NAV is not subject to GAAP, will not be independently audited and will involve subjective judgments by the independent valuation firm and other parties involved in valuing NNN REIT’s assets and liabilities.

NNN REIT’s valuation procedures and its NAV are not subject to GAAP and will not be subject to independent audit. NNN REIT’s NAV may differ from equity (net assets) reflected on its audited financial statements, even if NNN REIT is required to adopt a fair value basis of accounting for GAAP financial statement purposes. Additionally, NNN REIT is currently dependent on the NNN REIT Advisor and will be dependent on its officers and employees to be reasonably aware of material events specific to its properties (such as tenant disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the independent valuation firm so that the information may be reflected in NNN REIT’s real estate portfolio valuation. In addition, the implementation and coordination of NNN REIT’s valuation procedures include certain subjective judgments of its Advisor (and officers and employees in the future), such as whether the independent valuation firm should be notified of events specific to its properties that could affect their valuations, as well as of the independent valuation firm and other parties it engages, as to whether adjustments to asset and liability valuations are appropriate. Accordingly, stockholders must rely entirely on the NNN REIT Board to adopt appropriate valuation procedures and on the independent valuation firm and other parties it engages in order to arrive at its NAV, which may not correspond to realizable value upon a sale of NNN REIT assets.

No rule or regulation requires that NNN REIT calculates its NAV in a certain way, and its Board, including a majority of its independent directors, may adopt changes to the valuation procedures.

There are no existing rules or regulatory bodies that specifically govern the manner in which NNN REIT calculates its NAV. As a result, it is important that stockholders pay particular attention to the specific methodologies and assumptions NNN REIT uses to calculate its NAV. Other public REITs may use different methodologies or assumptions to determine their NAV. In addition, each year the NNN REIT Board, including a majority of its independent directors, will review the appropriateness of NNN REIT’s valuation procedures and may, at any time, adopt changes to the valuation procedures. For example, NNN REIT does not currently include any enterprise value or real estate acquisition costs in its assets calculated for purposes of its NAV. If NNN REIT acquires real property assets as a portfolio, it may pay a premium over the amount that it would pay for the assets individually. The NNN REIT Board may change this or other aspects of its valuation procedures, which changes may have an adverse effect on its NAV and the price at which stockholders may sell shares to NNN REIT under its share repurchase program.

NNN REIT is an “emerging growth company” under the federal securities laws and is subject to reduced public company reporting requirements.

NNN REIT is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and is eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

NNN REIT may retain its status as an “emerging growth company” for a maximum of five years, or until the earliest of (1) the last day of the first fiscal year in which it has total annual gross revenue of $1.07 billion or more, (2) December 31 of the fiscal year that NNN REIT becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (which would occur if the market value of NNN REIT common stock held by non-affiliates exceeds $700 million, measured as of the last business day of NNN REIT’s most recently completed second fiscal quarter, and NNN REIT has been publicly reporting for at least 12 months) or (3) the date on which NNN REIT has issued more than $1 billion in non-convertible debt during the preceding three year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies or (4) hold shareholder advisory votes on executive compensation. If NNN REIT takes advantage of any of these exemptions, NNN REIT does not know if some investors will find its common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, NNN REIT is electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that NNN REIT’s decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Cybersecurity risks and cyber incidents may adversely affect NNN REIT’s business by causing a disruption to its operations and its information technology (“IT”) networks and related systems, a compromise or corruption of its confidential information, and/or damage to its business relationships, all of which could negatively impact its financial results.

NNN REIT faces risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, impersonation of authorized users and other significant breaches and disruptions of its IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. NNN REIT’s sponsor’s proprietary online investment platform, www.richuncles.com, NNN REIT’s IT networks and related systems are essential to the operation of NNN REIT’s business and its ability to perform day-to-day operations. Although NNN REIT make efforts to maintain the security and integrity of these types of IT networks and related systems, and it has implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that its security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, NNN REIT may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving NNN REIT’s IT networks and related systems could:

•	disrupt the proper functioning of its networks and systems and therefore its operations;
•	result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;
•	result in its inability to properly monitor compliance with the rules and regulations regarding qualification as a REIT;
•	result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of NNN REIT or others, which others could use to compete against NNN REIT or which could expose NNN REIT to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;
•	require significant management attention and resources to remedy any damages that result;
•	subject NNN REIT to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements;
•	result in the unauthorized release of our stockholders’ private, personal information such as addresses, social security numbers and bank account information; or
•	damage NNN REIT’s reputation among its stockholders.

Any or all of the foregoing could have a material adverse effect on NNN REIT’s results of operations, financial condition and cash flows.

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to NNN REIT stockholders.

In order for NNN REIT to continue to qualify as a REIT, no more than 50% of its outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that NNN REIT does not fail to qualify as a REIT under this test, among other purposes, its charter restricts ownership by one person or entity to no more than 9.8% of NNN REIT’s outstanding shares of common stock unless otherwise approved by the NNN REIT Board. This restriction may have the effect of delaying, deferring or preventing a change in control of NNN REIT, including an extraordinary transaction (consisting, in this instance, of actions such as a merger, tender offer or sale of all or substantially all of its assets) that might provide a premium price for holders of NNN REIT common stock.

NNN REIT’s current charter permits its Board to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring NNN REIT in a manner that might result in a premium price to its stockholders.

NNN REIT’s current charter permits its Board to issue up to 450,000,000 shares of capital stock. In addition, the NNN REIT Board, without any action by NNN REIT stockholders, may amend the NNN REIT Charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that NNN REIT has authority to issue. The NNN REIT Board may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, the NNN REIT Board could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of NNN REIT common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of NNN REIT, including an extraordinary transaction (consisting, in this instance, of actions such as a merger, tender offer or sale of all or substantially all of NNN REIT’s assets) that might provide a premium price for holders of NNN REIT common stock.

NNN REIT’s stockholders’ investment return may be reduced if it is required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). If NNN REIT loses its exemption from registration under the 1940 Act, it will not be able to continue its business unless and until it registers under the 1940 Act.

NNN REIT does not intend to register as an investment company under the 1940 Act. As of August 31, 2019, NNN REIT owned 28 buildings located on 25 properties, and its intended investments in real estate will represent the substantial majority of its total asset mix, which would not subject it to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, NNN REIT must engage primarily in the business of buying real estate.

To maintain compliance with NNN REIT’s 1940 Act exemption, it may be unable to sell assets it would otherwise want to sell and may need to sell assets it would otherwise wish to retain. In addition, NNN REIT may be required to acquire additional income- or loss-generating assets that it might not otherwise acquire or forego opportunities to acquire interests in companies that it would otherwise want to acquire. If NNN REIT is required to register as an investment company but fails to do so, it would be prohibited from engaging in its business, and criminal and civil actions could be brought against it. In addition, NNN REIT’s contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of it and liquidate its business.

If stockholders do not agree with the decisions of the NNN REIT Board, they only have limited control over changes in NNN REIT policies and operations and may not be able to change such policies and operations, except as provided for in NNN REIT’s charter and under applicable law.

The NNN REIT Board determines its major policies, including its policies regarding financing, growth, debt capitalization, REIT qualification and distributions. The NNN REIT Board may amend or revise these and other policies without a vote of the stockholders. Under the MGCL and the NNN REIT Charter, our stockholders have a right to vote only on limited matters. NNN REIT Board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks its stockholders face.

NNN REIT’s rights and the rights of its stockholders to recover claims against its officers and directors are limited, which could reduce NNN REIT’s stockholders’ and its recovery against them if they cause it to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Moreover, NNN REIT’s bylaws generally require NNN REIT to indemnify and advance expenses to its directors and officers for losses they may incur by reason of their service in those capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in NNN REIT’s best interests and, in all other cases, that his conduct was at least not opposed to NNN REIT’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to NNN REIT or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his or her duty to NNN REIT. As a result, NNN REIT’s stockholders and NNN REIT may have more limited rights against NNN REIT’s directors or officers than might otherwise exist under common law, which could reduce NNN REIT’s stockholders and NNN REIT’s recovery from these persons if they act in a manner that causes NNN REIT to incur losses.

The NNN REIT Board may change any of its investment objectives, including its focus on single tenant business properties.

The NNN REIT Board may change any of its investment objectives, including its focus on single tenant properties. If stockholders do not agree with a decision of NNN REIT’s Board to change any of its investment objectives, they only have limited control over such changes. Additionally, NNN REIT cannot assure stockholders that it would be successful in attaining any of these investment objectives, which may adversely impact its financial performance and ability to make distributions at its current level to stockholders.

NNN REIT’s stockholders’ interests in it will be diluted as it issues additional shares.

NNN REIT’s stockholders do not have preemptive rights to any shares we issue in the future. NNN REIT’s charter currently authorizes us to issue 450,000,000 shares of capital stock, of which 400,000,000 shares are designated as common stock with 300,000,000 shares being designated as Class C common stock and 100,000,000 shares being designated as Class S common stock. In August 2017, the NNN REIT Board increased the number of authorized shares of common stock without stockholder approval to facilitate an offering by us of up to 100,000,000 shares of Class S common stock exclusively to non-U.S. persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act under and in accordance with Regulation S thereunder. In addition to the issuance of shares of Class C common stock in the Merger or pursuant to the conversion of the class M OP Units to be issued in Self-Management Transaction, in the future, the NNN REIT Board may further increase the number of authorized shares of common stock without stockholder approval. For example, the NNN REIT Board may authorize NNN REIT to (i) sell additional shares in the NNN REIT Offerings or in future public offerings, including through its distribution reinvestment plan; (ii) issue equity interests in private offerings; (iii) issue shares to its advisor and/or sponsor, or their successors or assigns, in payment of outstanding fee obligations; (iv) issue shares of NNN REIT common stock to sellers of properties or assets it acquires in connection with an exchange of limited partnership interests of NNN REIT OP; (v) issue shares of common stock in connection with the acquisition of another company or its assets; or (vi) otherwise issue additional shares of its capital stock. To the extent NNN REIT issues additional equity interests after its investors purchase shares, whether in the Merger, the Self-Management Transaction, the NNN REIT Offerings, pursuant to the NNN REIT distribution reinvestment plan or otherwise, our investors’ percentage ownership interest in NNN REIT would be diluted. In addition, depending upon the terms and pricing of any additional issuance of shares, the use of the proceeds and the value of its real estate investments, investors could also experience dilution in the book value and NAV of their shares and in the earnings and distributions per share.

The NNN REIT Board may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

•	staggering the board of directors into three classes;
•	requiring a two-thirds vote of stockholders to remove directors;
•	providing that only the board of directors can fix the size of the board;
•	providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	providing for a majority requirement for the calling of a special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of NNN REIT’s assets, all of which might provide a premium price for stockholders’ shares.

In NNN REIT’s charter, it has elected that vacancies on its Board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in the charter and bylaws, NNN REIT vests in its Board the exclusive power to fix the number of directorships, provided that the number is not less than three or more than seven and requires the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board and then only for “cause.” NNN REIT has not elected to be subject to any of the other provisions described above, but the charter does not prohibit the board of directors from opting into any of these provisions in the future.

Further, under the Maryland Business Combination Act, NNN REIT may not engage in any merger or other business combination with an “interested stockholder” (which is defined as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock and (2) an affiliate or associate of NNN REIT who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of NNN REIT’s then outstanding voting stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if the NNN REIT Board approves in advance the transaction by which he would otherwise have become an interested stockholder. In approving a transaction, the NNN REIT Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by the NNN REIT Board. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by the Board and approved by the affirmative vote of at least:

•	80% of all votes entitled to be cast by holders of outstanding shares of NNN REIT’s voting stock; and
•	two-thirds of all of the votes entitled to be cast by holders of outstanding shares of NNN REIT’s voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if, among other things, NNN REIT’s stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its shares.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a “control share acquisition.”

The Maryland Control Share Acquisition Act provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply: (1) to shares acquired in a merger, consolidation or share exchange if the Maryland corporation is a party to the transaction; or (2) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation.

NNN REIT is subject to risks relating to litigation and regulatory liability.

NNN REIT faces legal risks in its businesses, including risks related to the securities laws and regulations across various state and federal jurisdictions. Non-traded REITs have been the subject of increased scrutiny by regulators and media outlets resulting from inquiries and investigations initiated by FINRA and the SEC. In March, April and May 2016, REIT I sold shares of its stock in excess of the amount which it had registered for sale in California, resulting in a violation of the registration requirements of the California Securities Law of 1968. To remedy this, REIT I reported the sales in excess of the California permit to the Department of Business

Oversight and made a repurchase offer pursuant to the California securities law to those investors who had purchased shares in excess of the permit. In addition, as described below in “The Companies — RW Holdings NNN REIT, Inc. — Legal Proceedings,” the SEC recently accepted a settlement and entered an order instituting proceedings against BrixInvest with respect to an investigation relating to, among other things, the advertising and sale of securities in connection with the NNN REIT Registered Offering and compliance with broker-dealer regulations. Violations of state and federal securities registration laws may result in contingent liabilities to purchasers for sales of unregistered securities and may also subject the seller to fines and penalties by securities regulatory agencies. It is possible that NNN REIT and its affiliates could be subject to sanctions or to similar liabilities in the future, should another violation of securities registration requirements occur. A finding of such a violation could have a material adverse effect on our business, financial condition and operating results.

NNN REIT is uncertain of its sources of debt or equity for funding its future capital needs. If NNN REIT cannot obtain funding on acceptable terms, its ability to make necessary capital improvements to its properties may be impaired or delayed.

When tenants do not renew their leases or otherwise vacate their space, NNN REIT will often need to expend substantial funds for improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases NNN REIT may agree to make improvements to their space as part of its negotiations. If we need additional capital in the future to improve or maintain its properties or for any other reason, NNN REIT may have to obtain funding from sources other than our cash flow from operations or proceeds from our distribution reinvestment plan, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If NNN REIT cannot procure additional funding for capital improvements, its investments may generate lower cash flows or decline in value, or both, which would limit its ability to make distributions to its stockholders and could reduce the value of its stockholders’ investment in NNN REIT.

NNN REIT has broad authority to incur debt, and high debt levels could hinder its ability to make distributions and could decrease the value of its stockholders’ investments.

The NNN REIT Charter limits the amount NNN REIT may borrow to 50% of the cost of our tangible assets. Its borrowings on one or more individual properties may exceed 50% of their individual cost, so long as our overall leverage does not exceed 50%. NNN REIT may exceed this limit only if any excess borrowing is approved by a majority of its conflicts committee and is disclosed to the stockholders in our next quarterly report, along with the justification for such excess. When calculating our use of leverage, NNN REIT will not include borrowings relating to the initial acquisition of properties and that are outstanding under a revolving credit facility (or similar agreement). There is no limitation on the amount NNN REIT may borrow for the purchase of any single asset.

NNN REIT has incurred, and intends to continue to incur, mortgage indebtedness and other borrowings, which may increase its business risks.

NNN REIT may finance the acquisition of certain real estate-related investments with warehouse lines of credit and repurchase agreements. Although the use of leverage may enhance returns and increase the number of investments that NNN REIT can make, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to NNN REIT on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the leases in underlying assets acquired. If alternative financing is not available, it may have to liquidate assets at unfavorable prices to pay off such financing. The return on its investments and cash available for distribution to stockholders may be reduced to the extent that changes in market conditions cause the cost of financing to increase relative to the income that NNN REIT can derive from the assets it acquires.

Our debt service payments will reduce NNN REIT’s cash available for distribution. NNN REIT may not be able to meet its debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy our debt obligations. If we utilize repurchase financing and if the market value of the assets subject to a repurchase agreement declines, it may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratio. If NNN REIT is unable to provide such collateral or cash repayments, it may lose its economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require it to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow it to satisfy our collateral obligations. As a result, NNN REIT may not be able to leverage its assets as fully as it would choose, which could reduce its return on assets. In the event that NNN REIT is unable to meet these collateral obligations, its financial condition could deteriorate rapidly.

NNN REIT has incurred, and intends to continue to incur, indebtedness secured by its properties, which may result in foreclosure.

NNN REIT obtains lines of credit and long-term financing that may be secured by its properties and other assets. In some instances, it acquires real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. NNN REIT may also incur mortgage debt on properties that it already owns in order to obtain funds to acquire additional properties, to fund property improvements and other capital expenditures, to pay distributions and for other purposes. In addition, it may borrow as necessary or advisable to ensure that NNN REIT maintains its qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that it distribute at least 90% of its annual REIT taxable income to stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, NNN REIT can give stockholders no assurance that it will be able to obtain such borrowings on satisfactory terms or at all.

If NNN REIT does mortgage a property and there is a shortfall between the cash flow generated by that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distribution to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, NNN REIT could lose the property securing the loan that is in default, reducing the value of stockholders’ investment in NNN REIT. For tax purposes, a foreclosure of any of its properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds its tax basis in the property, NNN REIT would recognize taxable income on foreclosure even though it would not necessarily receive any cash proceeds. NNN REIT may give full or partial guarantees to lenders of mortgage or other debt on behalf of the entities that own its properties. When NNN REIT gives a guaranty on behalf of an entity that owns one of our properties, it will be responsible to the lender for satisfaction of all or a part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

NNN REIT may utilize repurchase agreements as a component of its financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, NNN REIT may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratios. If it are unable to provide such collateral or cash repayments, it may lose its economic interest in the underlying assets.

NNN REIT may also obtain recourse debt to finance its acquisitions and meet its REIT distribution requirements. If NNN REIT has insufficient income to service its recourse debt obligations, its lenders could institute proceedings against it to foreclose upon its assets. If a lender successfully forecloses upon any of NNN REIT’s assets, its ability to pay cash distributions to stockholders will be limited and stockholders could lose money.

High interest rates may make it difficult for NNN REIT to finance or refinance properties, which could reduce the number of properties it can acquire and the amount of cash distributions it can make.

If mortgage debt is unavailable at reasonable rates, NNN REIT may not be able to finance the purchase of properties. If NNN REIT places mortgage debt on a property, it runs the risk of being unable to refinance part or all of the debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when it refinances properties subject to mortgage debt, its income could be reduced. NNN REIT may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are stricter than when it originally financed the properties. If any of these events occurs, its cash flow could be reduced and/or it might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to stockholders, could cause NNN REIT to require additional capital and may hinder its ability to raise capital by issuing more stock or by borrowing more money.

Lenders may require NNN REIT to enter into restrictive covenants relating to its operations, which could limit its ability to make distributions to stockholders at its current level.

When providing financing, a lender may impose restrictions on NNN REIT that affects its distribution and operating policies and its ability to incur additional debt. Loan agreements into which NNN REIT enters may contain covenants that limit its ability to further mortgage a property or that prohibit it from discontinuing insurance coverage or replacing its advisor. These or other limitations would decrease NNN REIT’s operating flexibility and its ability to achieve its operating objectives and limit its ability to pay distributions to stockholders.

Increases in interest rates could increase the amount of NNN REIT’s debt payments and adversely affect its ability to make distributions to stockholders at its current level.

NNN REIT may incur variable rate debt. Increases in interest rates will increase the cost of that debt, which could reduce its cash flow from operations and the cash it has available for distribution to stockholders. In addition, if NNN REIT needs to repay existing debt during periods of rising interest rates, it could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on such investments.

Disruptions in the credit markets could have a material adverse effect on NNN REIT’s results of operations, financial condition and ability to pay distributions to stockholders at its current level.

In the past, domestic and international financial markets recently experienced significant disruptions which were brought about in large part by failures in the U.S. banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. If debt financing is not available on terms and conditions NNN REIT finds acceptable, it may not be able to obtain financing for investments. If these disruptions in the credit markets resurface, its ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If it is unable to borrow monies on terms and conditions that it finds acceptable, it may be forced to use a greater proportion of its offering proceeds to finance its acquisitions, reduce the number of properties it can purchase, and/or dispose of some of its assets. These disruptions could also adversely affect the return on the properties NNN REIT does purchase. In addition, if NNN REIT pays fees to lock in a favorable interest rate, falling interest rates or other factors could require it to forfeit these fees. All of these events would have a material adverse effect on NNN REIT’s results of operations, financial condition and ability to pay distributions to stockholders at its current level.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Joint Proxy Statement and Prospectus contains forward-looking statements within the meaning of the Securities Act and the Exchange Act, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding intent, belief or expectations of the Registrant and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms which generally are not historical in nature. These forward-looking statements include, but are not limited to, statements regarding the expected timing of completion of the proposed Merger, the proposed Self-Management Transaction, and the plans, goals and strategies of REIT I, NNN REIT and the Combined Company. These statements are based on current expectations, and actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger; (3) the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the approval of the NNN REIT stockholders and REIT I shareholders or the failure to satisfy other conditions to completion of the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; (4) risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; (5) the effect of the announcement of the Merger on NNN REIT’s or REIT I’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (6) risks related to the implementation of the Self-Management Transaction; (7) the performance of the respective portfolios generally; (8) the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic transactions and relationships in the future or at all; (9) the ability to realize upon attractive investment opportunities; and (10) future cash available for distribution. Neither NNN REIT nor REIT I guarantees that the assumptions underlying such forward-looking statements are free from errors. Discussions of these and other additional important factors and assumptions are contained in the section entitled “Risk Factors” in this Joint Proxy Statement and Prospectus. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Joint Proxy Statement and Prospectus may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Joint Proxy Statement and Prospectus, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, neither NNN REIT nor REIT I undertakes any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

NNN REIT ANNUAL MEETING

This Joint Proxy Statement and Prospectus is being furnished in connection with the solicitation of proxies from NNN REIT stockholders for use at the NNN REIT annual meeting. This Joint Proxy Statement and Prospectus and accompanying form of proxy are first being mailed to the NNN REIT stockholders on or about October 22, 2019.

Date, Time, Place and Purpose of the NNN REIT Annual Meeting

The annual meeting of NNN REIT stockholders will be held on December 17, 2019, at 11:00 A.M. Pacific Standard Time at NNN REIT’s principal offices, located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626 for the following purposes:

1.	NNN REIT Merger Proposal. To consider and vote on the NNN REIT Merger Proposal.
2.	NNN REIT Charter and Bylaw Amendment Proposals. To consider and vote upon the approval of the following proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws:
•	revisions to conform the provisions of the NNN REIT Charter and the NNN REIT Bylaws to the NASAA REIT Guidelines;
•	revisions to conform the NNN REIT Charter and the NNN REIT Bylaws to the charter and bylaws of other publicly registered non-traded REITs incorporated in Maryland, including updating and modernizing certain governance and other provisions and ministerial changes; and
•	revisions to update and modernize the restrictions on ownership and transfer that are intended to assist NNN REIT in maintaining its qualification as a REIT under the Code.
3.	Election of Directors. To consider and vote on the election to the NNN REIT Board of each of the seven director nominees named in this Joint Proxy Statement and Prospectus, each to serve until NNN REIT’s 2020 annual meeting of stockholders and until his respective successor is duly elected and qualifies.
4.	Ratification of NNN REIT’s Independent Registered Public Accounting Firm. To consider and vote on the ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019.
5.	Adjournment Proposal. To consider and vote on a proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.
6.	Other Business. To transact any other business as may properly come before the NNN REIT annual meeting or any postponement or adjournment of the annual meeting. At the present time, the NNN REIT Board is unaware of any other business that might properly come before the annual meeting.

Recommendation of the NNN REIT Board

The NNN REIT Board (including all of its disinterested and independent directors) unanimously recommends that NNN REIT stockholders vote: (i) FOR the NNN REIT Merger Proposal; (ii) FOR each of the NNN REIT Charter and Bylaws Amendment Proposals; (iii) FOR each of the seven nominees for election to the NNN REIT Board named in this Joint Proxy Statement and Prospectus; (iv) FOR ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019; and (v) FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the NNN REIT annual meeting to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.

NNN REIT Record Date; Who Can Vote at the NNN REIT Annual Meeting

All stockholders of record of NNN REIT’s Class C common stock or Class S common stock at the close of business on October 21, 2019, NNN REIT’s record date, or anyone who holds a valid proxy to vote shares of Class C common stock or Class S common stock at the NNN REIT annual meeting, is entitled to attend and vote at the NNN REIT annual meeting. Each NNN REIT stockholder of record is entitled to one vote for each share of Class C common stock or Class S common stock held as of the close of business on NNN REIT’s record date.

Each NNN REIT stockholder may be asked to present a valid government-issued photo identification, such as a driver’s license or passport, before being admitted to the NNN REIT annual meeting. Any holder of a proxy from a stockholder must also present the proxy, properly executed, and valid government-issued photo identification. Each NNN REIT stockholder that holds shares through an IRA or 401(k) plan may also attend the NNN REIT annual meeting but should provide proof of beneficial ownership as of NNN REIT’s record date, such as an account statement reflecting ownership of NNN REIT common stock as of the record date, a copy of the proxy or voting instruction card provided with respect to the IRA or 401(k) account shares, or other similar evidence of ownership.

As of October 21, 2019, there were [15,843,629] shares of NNN REIT common stock outstanding and entitled to vote at the NNN REIT annual meeting, including [15,657,369] shares of NNN REIT Class C common stock and [186,260] shares of NNN REIT Class S common stock. The shares of Class C common stock and Class S common stock vote together as a single class on all matters to be voted on by NNN REIT stockholders at the NNN REIT annual meeting as described in this Joint Proxy Statement and Prospectus.

Quorum

No business may be conducted at the NNN REIT annual meeting or any postponement or adjournment thereof if a quorum is not present at the meeting. A quorum consists of the presence in person or by proxy of stockholders of NNN REIT Class C and Class S common stock entitled to cast a majority of all the votes entitled to be cast at the NNN REIT annual meeting. If a stockholder validly submits a proxy, such stockholder’s shares will be counted for purposes of determining the presence of a quorum, even if the stockholder abstains from voting. If a quorum is not present at the NNN REIT annual meeting, the meeting will be adjourned until a quorum is obtained.

Required Vote

NNN REIT Merger Proposal. Approval of the NNN REIT Merger Proposal requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock who are present in person or by proxy at the NNN REIT annual meeting. Each holder of NNN REIT Class C common stock and Class S common stock may vote FOR, AGAINST or may ABSTAIN from voting on the proposals.

NNN REIT Charter and Bylaws Amendment Proposals. Approval of each of the three proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws requires the affirmative vote of NNN REIT stockholders entitled to cast a majority of the votes entitled to be cast on the proposal. Each holder of NNN REIT Class C common stock and Class S common stock may vote FOR, AGAINST or may ABSTAIN from voting on the proposals.

Election of Directors. Election of each of the seven nominees for director to the NNN REIT Board requires the affirmative vote of the holders of a majority of the shares of Class C common stock and Class S common stock entitled to vote who are present in person or by proxy at the NNN REIT annual meeting. This means that, of the shares of NNN REIT common stock present in person or by proxy at the NNN REIT annual meeting, a director nominee needs to receive affirmative votes from the holders of a majority of such shares in order to be elected to the NNN REIT Board. If an incumbent director nominee fails to receive the required number of votes for re-election, then under Maryland law, he or she will continue to serve as a “holdover” director until his or her successor is elected and qualifies. Each holder of NNN REIT Class C common stock and Class S common stock may vote FOR or AGAINST each director nominee or may ABSTAIN from voting on any of the director nominees.

Ratification of Independent Registered Public Accounting Firm. Approval of the proposal to ratify the appointment of NNN REIT’s independent registered public accounting firm requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Each holder of NNN REIT Class C common stock and Class S common stock may vote FOR or AGAINST the proposal, or may ABSTAIN from voting on the proposal.

Adjournment of Annual Meeting. Approval of the proposal to approve adjournment of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Each holder of NNN REIT Class C common stock and Class S common stock may vote FOR or AGAINST the proposal, or may ABSTAIN from voting on the proposal.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted as “present” for purposes of establishing a quorum at the NNN REIT annual meeting; however, abstentions and broker non-votes will not be counted as votes cast. An abstention or broker non-vote with respect to the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals will have the same effect as a vote AGAINST the proposal, and an abstention or broker non-vote with respect to any of the seven nominees for election to the NNN REIT Board will have the same effect as a vote AGAINST the nominee. Abstentions and broker non-votes will not count as a vote cast for or against any of the other proposals at the NNN REIT annual meeting and will have no effect on the outcome of these proposals, assuming a quorum is present. We do not expect any broker non-votes to occur at the NNN REIT annual meeting because no shares of NNN REIT common stock are held by NNN REIT stockholders in “street name” through brokerage accounts.

In addition, if an NNN REIT stockholder does not properly authorize a proxy by Internet, telephone or mail to instruct how to vote his, her or its shares of NNN REIT common stock at the NNN REIT annual meeting or otherwise does not vote in person at the annual meeting, or if an NNN REIT stockholder holding shares in an IRA or 401(k) plan account does not submit voting instructions to the custodian or trustee of the account, such failure to vote will have the same effect as a vote AGAINST each of the NNN REIT Charter and Bylaws Amendment Proposals. A failure to vote will not impact the vote on any of the other proposals at the NNN REIT annual meeting, except that it may make it more difficult to achieve a quorum at the NNN REIT annual meeting to transact business.

Manner of Submitting Proxy

In Person

Each NNN REIT stockholder as of the close of business on the record date for the NNN REIT annual meeting has the right to vote in person at the annual meeting. NNN REIT stockholders may exercise this right to vote by using the ballot that will be provided at the NNN REIT annual meeting or can complete, sign and date the proxy card enclosed with this Joint Proxy Statement and Prospectus and submit it at the NNN REIT annual meeting. If an NNN REIT stockholder has granted a valid proxy to another person to vote shares at the NNN REIT annual meeting, the proxyholder must present a copy of the proxy prior to voting at the NNN REIT annual meeting.

Without Attending the Annual Meeting

Each NNN REIT stockholder as of the close of business on the record date has the right to instruct the voting of his, her or its shares of NNN REIT common stock without attending the NNN REIT annual meeting by submitting a proxy in advance of the NNN REIT annual meeting to authorize how the shares are voted at the annual meeting. NNN REIT stockholders have the following options for submitting proxies to authorize the voting of their shares:

•	via the Internet by accessing the website: www.proxyvote.com/rwholdingsnnn and following the instructions indicated on the proxy card received by mail;
•	by phone, by calling 800-690-6903 and following the recorded instructions. NNN REIT stockholders will be asked to provide the control number included on the proxy card enclosed with this Joint Proxy Statement and Prospectus; or
•	by mail, by completing, signing, dating and returning the proxy card enclosed with this Joint Proxy Statement and Prospectus.

NNN REIT stockholders are encouraged to submit a proxy via the Internet or by telephone, because they are quick and convenient and save costs. A stockholder submitting a proxy via the Internet or by telephone prior to 11:59 P.M. Eastern Time on December 16, 2019 will have their voting instruction recorded immediately. The

Internet and telephone facilities available to record holders will close at 11:59 P.M. Eastern Time on December 16, 2019. There is no risk that postal delays will cause a mailed proxy card to arrive late and, therefore, not be counted. A stockholder submitting a proxy over the Internet or by telephone need not return a written proxy card by mail.

The method by which NNN REIT stockholders submit a proxy will in no way limit their right to vote in person at the NNN REIT annual meeting if they later decide to attend the meeting and vote in person.

If NNN REIT stockholders as of the close of business on the record date return properly authorized proxies but do not indicate how their shares of NNN REIT common stock should be voted on a proposal, the shares of NNN REIT common stock represented by their properly authorized proxy will be voted as the NNN REIT Board recommends and, therefore, will be voted (i) FOR the NNN REIT Merger Proposal; (ii) FOR each of the NNN REIT Charter and Bylaws Amendment Proposals; (iii) FOR each of the seven nominees for election to the NNN REIT Board named in this Joint Proxy Statement and Prospectus; (iv) FOR ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019; and (v) FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.

In addition, although NNN REIT does not know of any business to be considered at the NNN REIT annual meeting other than the proposals identified in NNN REIT’s Notice of Annual Meeting of Stockholders included in this Prospectus and Joint Proxy Statement, if any other business is properly presented at the NNN REIT annual meeting, each properly authorized proxy submitted by an NNN REIT stockholder gives authority to Aaron S. Halfacre and Raymond J. Pacini, and each of them, to vote on such matters in their discretion.

Shares Held in an IRA or 401(k) Plan Account

NNN REIT stockholders that hold shares of NNN REIT common stock in an IRA or 401(k) plan account will receive a request for voting instructions with respect to the shares allocated to each of their plan accounts. These stockholders are entitled to direct the custodian or plan trustee of their account on how to vote the shares at the NNN REIT annual meeting. If an NNN REIT stockholder holding shares in an IRA or 401(k) plan account does not submit voting instructions to the custodian or trustee of the account, the shares may not be voted at the NNN REIT annual meeting.

Revocation of Proxies or Voting Instructions

NNN REIT stockholders may change or revoke a previously authorized proxy at any time before it is exercised at the NNN REIT annual meeting by:

•	delivering a written revocation to RW Holdings NNN REIT, Inc., Attention: Secretary, 3090 Bristol Street, Suite 550, Costa Mesa, California 92626;
•	submitting another proxy by Internet, telephone or mail on a later date prior to the deadline for voting; or
•	attending the NNN REIT annual meeting and voting in person. Attendance at the NNN REIT annual meeting will not by itself constitute revocation of a proxy.

Only the most recent proxy vote will be counted, and all others will be discarded regardless of the method of voting.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from NNN REIT stockholders is made on behalf of the NNN REIT Board. NNN REIT will pay for the cost of soliciting proxies from NNN REIT stockholders. In addition to mailing proxy solicitation material, NNN REIT has also retained the services of Broadridge to assist in the solicitation of proxies for the NNN REIT annual meeting for a base fee of approximately $22,000, plus reimbursement of certain out-of-pocket expenses. Members of the NNN REIT Board and employees of NNN REIT’s advisor or its affiliates may also solicit proxies in person, via the Internet, by telephone, by e-mail or by any other electronic means of communication they deem appropriate.

NNN REIT will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to NNN REIT stockholders.

PROPOSALS SUBMITTED TO NNN REIT STOCKHOLDERS

NNN REIT Merger Proposal

(Proposal 1 on NNN REIT Proxy Card)

NNN REIT stockholders are being asked to approve the Merger. For a summary and detailed information regarding this proposal, see the information about the Merger and the Merger Agreement throughout this Joint Proxy Statement and Prospectus, including the information set forth in the sections entitled “The Merger” beginning on page 173 and “The Merger Agreement” beginning on page 210. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement and Prospectus. After careful consideration, the NNN REIT Board (including all of its disinterested and independent directors) unanimously approved the Merger Transactions and determined that the Merger and Merger Transactions are fair and reasonable to NNN REIT and on terms and conditions not less favorable to NNN REIT than those available from unaffiliated third parties and are advisable and in the best interests of NNN REIT and its stockholders.

There is no legal requirement under Maryland law for the NNN REIT stockholders to approve the Merger. However, NNN REIT believes that a transaction of this size and the transformative nature of increasing NNN REIT's outstanding equity by 51%, excluding shares to be issued in the Self-Management Transaction, warrants the approval of NNN REIT's stockholders in addition to the approval of the NNN REIT Board. For these reasons, NNN REIT has made the NNN REIT stockholders’ approval of the Merger a condition to closing the Merger. Approval of this proposal is a condition to the closing of the Merger. If the proposal is not approved, the Merger will not be completed.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote who are present in person or by proxy at the NNN REIT annual meeting. Abstentions will have the effect of a vote against this proposal.

Recommendation of the NNN REIT Board

The NNN REIT Board unanimously recommends that NNN REIT stockholders vote FOR the proposal to approve the Merger.

NNN REIT Charter and Bylaws Amendment Proposals

(Proposal 2 on NNN REIT Proxy Card)

Introduction

At a meeting of the NNN REIT Board held on September 18, 2019, the NNN REIT Board (including all of its disinterested and independent directors) declared an amendment and restatement of the NNN REIT Charter and an amendment and restatement of the NNN REIT Bylaws advisable and in the best interests of NNN REIT and its stockholders. The NNN REIT Board concurrently directed that proposals to amend and restate the NNN REIT Charter and the NNN REIT Bylaws be submitted for stockholder consideration at the 2019 Annual Meeting. Please see the Articles attached hereto as Annex D, which has been marked to show the proposed changes from the NNN REIT Charter as Annex E, and the Second Bylaws attached hereto as Annex F, which have been marked to show the proposed changes from the existing NNN REIT Bylaws as Annex G. The descriptions set forth in Proposals 2.A through 2.C collectively summarize the amendment and restatement of the NNN REIT Charter and the amendment and restatement of the NNN REIT Bylaws contemplated by the Articles and the Second Bylaws, respectively, each of which is qualified in its entirety by reference to Annex D and Annex F, respectively, which you should read in their entirety. If Proposals 2.A through 2.C are all approved, the Articles will be filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”). The Second Bylaws will automatically become effective upon the acceptance for record by the SDAT of the Articles.

NASAA REIT Guidelines

Certain of the suggested amendments to the NNN REIT Charter and the NNN REIT Bylaws are to conform to the provisions of the NASAA REIT Guidelines. The NASAA REIT Guidelines apply to REITs whose securities are publicly offered but not listed on any national securities exchange (a “non-traded REIT”). NNN REIT intends to continue to raise capital in registered public offerings during the period that its securities are not listed on a national securities exchange. As a condition to approving the registration or qualification of shares of NNN REIT common stock for sale in their jurisdiction, NNN REIT understands that certain state securities administrators will require that the NNN REIT Charter and the NNN REIT Bylaws contain provisions consistent with those set forth in the NASAA REIT Guidelines. The NNN REIT Charter and the NNN REIT Bylaws currently do not contain all of the NASAA REIT Guideline provisions required to be included by certain state securities administrators, and certain provisions of the NNN REIT Charter and the NNN REIT Bylaws do not conform to the NASAA REIT Guidelines. NNN REIT believes that amending the NNN REIT Charter and the NNN REIT Bylaws to conform to the provisions of the NASAA REIT Guidelines is critical to NNN REIT’s ability to continue to raise capital by enabling NNN REIT to sell securities in additional states in which it is not currently authorized to do so. Increasing the size of NNN REIT is expected to increase its options with respect to achieving an ultimate liquidity event for the stockholders of NNN REIT.

Summary Reasons for Proposed NNN REIT Charter and NNN REIT Bylaws Amendments

The NNN REIT Board believes that it is advisable and in the best interests of NNN REIT to amend and restate the NNN REIT Charter and the NNN REIT Bylaws for the following reasons:

•	The NNN REIT Charter and the NNN REIT Bylaws currently do not contain all of the NASAA REIT Guideline provisions required to be included by certain state securities administrators, and certain provisions of the NNN REIT Charter and the NNN REIT Bylaws do not conform to the NASAA REIT Guidelines, which limits the states in which NNN REIT is currently authorized to sell shares of NNN REIT common stock.
•	Amending the NNN REIT Charter and the NNN REIT Bylaws to conform to the provisions of the NASAA REIT Guidelines is critical to expanding NNN REIT’s capital raising activities and increasing the size of NNN REIT, which are expected to facilitate an ultimate liquidity event for the stockholders of NNN REIT.
•	Amending the NNN REIT Charter and the NNN REIT Bylaws to conform to the charter and bylaws of other non-traded REITs will afford the NNN REIT Board and NNN REIT’s management greater flexibility and clarity in overseeing and managing the operations of NNN REIT.
•	Amending the NNN REIT Charter’s restrictions on stock ownership and transfer to assist NNN REIT in complying with the requirements under the Code related to NNN REIT’s qualification as a REIT.

Under Maryland law and the NNN REIT Charter, stockholders of NNN REIT will not be entitled to rights of appraisal with respect to any of the amendments contemplated by Proposal 2. Accordingly, to the extent that any stockholder objects to any or all of the proposals, such stockholder will not have the right to have a court judicially determine (and he, she or it will not receive) the fair value for his, her or its shares of NNN REIT common stock.

Principal Changes

The following discussions summarize the principal changes that NNN REIT is asking its stockholders to approve in connection with the three proposals to approve the Articles and Second Bylaws. Because the current NNN REIT Bylaws require stockholder approval for any amendments, all proposed revisions to the NNN REIT Bylaws are described below along with all proposed amendments to the NNN REIT Charter. These summary descriptions are qualified in their entirety by the complete text of the Articles, which is attached hereto as Annex D and has been marked to show the proposed changes from the NNN REIT Charter as Annex E and the Second Bylaws, which are attached hereto as Annex F and have been marked to show the proposed changes from the existing NNN REIT Bylaws as Annex G.

If all of Proposals 2.A, 2.B and 2.C are approved by the stockholders of NNN REIT, NNN REIT will file the Articles, in the form attached hereto as Annex D, with the SDAT, and the Articles will become effective upon acceptance for record by the SDAT. If approved, NNN REIT plans to file the Articles promptly following the NNN REIT annual meeting. Concurrently with the acceptance for record of the Articles by the SDAT, the Second Bylaws, in the form attached hereto as Annex F, will become effective.

If less than all of the proposals are approved, the NNN REIT Charter and the NNN REIT Bylaws will be amended and restated to reflect only those amendments which have been approved by the NNN REIT stockholders. NNN REIT notes that capitalized terms not otherwise defined herein have the meaning set forth in the Articles.

Proposal 2.A—Amendments to Conform the Provisions of the NASAA REIT Guidelines

As discussed above, the NNN REIT Board has determined that it is advisable and in the best interests of NNN REIT to amend and restate the NNN REIT Charter and the NNN REIT Bylaws to, among other things, conform to the provisions of the NASAA REIT Guidelines. The following discussion summarizes the principal changes NNN REIT is asking its stockholders to approve to conform the NNN REIT Charter and the NNN REIT Bylaws to the provisions of the NASAA REIT Guidelines.

Provisions Regarding the NNN REIT Advisor and its Affiliates

•	Add clarifying language to the NNN REIT Charter to provide that there is no limit as to the number of times that NNN REIT may retain any advisor or renew an advisory contract with the NNN REIT Advisor or any future external advisor.
•	Revise the NNN REIT Charter to restrict the NNN REIT Advisor, and all of its affiliates, from selling its initial investment in NNN REIT to a non-affiliate during the period the NNN REIT Advisor, or any of its affiliates, remains a sponsor of NNN REIT.
•	Revise the NNN REIT Charter to clarify that, in the case of a mortgage, the 6.0% cap on acquisition fees payable to the NNN REIT Advisor is calculated with respect to the funds advanced.
•	Revise the NNN REIT Charter cap on fees that may be paid to the NNN REIT Advisor in connection with the sale of a property to the lesser of (i) 3.0% of the sale price of the property and (ii) one-half of a competitive real estate commission.
•	Replace the provisions of the NNN REIT Charter requiring the payment of a specific incentive fee with a provision allowing the payment of an incentive fee subject to the limitations set forth in the NASAA REIT Guidelines.
•	Add a provision to the NNN REIT Charter that prohibits the reimbursement of the NNN REIT Advisor, or any of its affiliates, for services for which the NNN REIT Advisor or its affiliates are entitled to compensation in the form of a separate fee.

If the proposed Self-Management Transaction is completed, the above provisions regarding the NNN REIT Advisor will be inapplicable.

Provisions Regarding Investor Suitability

•	Revise the NNN REIT Charter to impose certain suitability and minimum investment requirements on investors in shares of stock of NNN REIT in accordance with the NASAA REIT Guidelines.
•	Revise the NNN REIT Charter to place an affirmative obligation on the NNN REIT sponsor and each person selling shares on NNN REIT’s behalf to make every reasonable effort to determine that shares of NNN REIT common stock are a suitable and appropriate investment for a potential stockholder.

Provisions Regarding Directors

•	Revise the NNN REIT Charter to limit the time after the departure of a director during which less than a majority of the directors on the NNN REIT Board may be independent directors to sixty days.
•	Delete the definition of the term “independent director” from the NNN REIT Bylaws to avoid redundancy with the NNN REIT Charter. The definition of independent director in the NNN REIT Charter will not change.
•	Revise the NNN REIT Bylaws to provide that the remaining independent directors, and not the NNN REIT Board generally, will nominate replacements for vacancies among the independent directors. Such provision is already set forth in the NNN REIT Charter.
•	Revise the NNN REIT Charter to provide that each director will hold office for one year, until the next annual meeting of NNN REIT stockholders and until his or her successor is duly elected and qualifies and that any individual may be reelected to an unlimited number of successive terms as a director.
•	Revise the NNN REIT Charter and NNN REIT Bylaws to require that a majority of the members of all committees of the NNN REIT Board be independent directors.
•	Revise the NNN REIT Charter to reduce the vote required to remove a director from two-thirds of the votes entitled to be cast generally in the election of directors to a majority of the votes entitled to be cast in the election of directors, and eliminate the cause requirement for removing a director. The provisions in the NNN REIT Bylaws regarding the removal of directors will be deleted as part of the proposed amendments. Under Maryland law, provisions limiting or expanding stockholders’ rights to remove directors are only effective if included in a corporation’s charter.
•	Change the cross references to sections in the NNN REIT Charter requiring approval by a majority of the independent directors to cross reference to the applicable provisions of the NASAA REIT Guidelines. This change is made to more closely track the language of the NASAA REIT Guidelines and does not change the matters that require approval of a majority of the independent directors.

Provisions Regarding Investment Objectives and Limitations

•	Amend the NNN REIT Charter limits on all of NNN REIT’s borrowings to 300% of NNN REIT’s net assets, including borrowings under any revolving credit facility. The NNN REIT Charter limits NNN REIT’s borrowing to 50% of its net assets but excludes from this limitation any borrowings outstanding under a revolving credit facility relating to the initial acquisition of properties. The NASAA REIT Guidelines provide for the 300% limit and do not permit any borrowings to be carved out from this calculation.
•	Revise the NNN REIT Charter to limit NNN REIT’s ability to invest in mortgages unless an appraisal is obtained with regard to the underlying property (except for loans insured or guaranteed by a government agency). The appraisal must be obtained from an independent expert if (i) the transaction is between NNN REIT and the NNN REIT Advisor, the NNN REIT sponsor, any of NNN REIT’s directors or any of their respective affiliates, or (ii) the appraisal is required by a majority of the independent directors.

•	Revise the NNN REIT Charter to prohibit NNN REIT from (i) making or investing in mortgages, including construction loans, with respect to a property if the cumulative value of all loans on the property exceeds 85% of its appraised value (unless substantial justification exists because of the presence of other underwriting criteria), and (ii) investing indebtedness secured by a mortgage on real property which is subordinate to indebtedness owed to the NNN REIT Advisor, the NNN REIT sponsor, any of NNN REIT’s directors or any of their respective affiliates.
•	Add a provision to the NNN REIT Charter that prohibits NNN REIT from acquiring securities in other entities that undertake the kinds of investments otherwise prohibited by the NASAA REIT Guidelines.

Provisions Regarding Stockholders and Stockholder Voting

•	Revise the NNN REIT Charter and the NNN REIT Bylaws to provide that a quorum of any meeting of NNN REIT stockholders means the presence (in person or by proxy) of NNN REIT stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter.
•	Add a provision to the NNN REIT Charter that provides that, regardless of any statutory provision setting a higher voting threshold, any action requiring a vote of stockholders may be approved if declared advisable by the NNN REIT Board and approved by the affirmative vote of holders of shares of NNN REIT entitled to cast a majority of all the votes entitled to be cast on the matter.
•	Add a provision to the NNN REIT Charter stating that the voting rights of shares sold in a private offering may not exceed the rights of holders of shares sold in a public offering.
•	Revise the NNN REIT Charter to provide that, with respect to reports to the NNN REIT stockholders, the independent directors, rather than the conflicts committee of the NNN REIT Board, will (i) make determinations that NNN REIT’s policies are in the best interests of the NNN REIT stockholders, and (ii) review and approve disclosure relating to transactions involving NNN REIT and the NNN REIT Advisor, any director of NNN REIT or any of their respective affiliates.
•	Revise the NNN REIT Charter to prohibit distributions in-kind, subject to certain exceptions and related disclosure requirements, and add clarifying language regarding the manner in which distributions to stockholders are determined.
•	Remove all of the distribution language included in the current NNN REIT Bylaws to eliminate duplicative language in the Articles and the Second Bylaws.
•	Add clarifying language to the NNN REIT Charter in accordance with the NASAA REIT Guidelines providing a list of amendments which must be approved by the NNN REIT stockholders entitled to cast a majority of all votes entitled to be cast on the matter.
•	Add language to the NNN REIT Charter describing rights and requirements regarding meetings of stockholders as required by the NASAA REIT Guidelines, including requirements that (i) the independent directors take reasonable steps to ensure that there is an annual meeting of stockholders, and (ii) special meetings of stockholders may be called upon the request of certain officers and stockholders entitled to cast at least 10% of the votes entitled to be cast at the meeting.
•	Add a provision to the NNN REIT Charter listing the matters upon which the NNN REIT stockholders are entitled to vote.
•	Revise the NNN REIT Charter to provide that the NNN REIT Advisor, NNN REIT’s directors and their respective affiliates may not vote on any matter regarding the removal of the NNN REIT Advisor, any director of NNN REIT or any of their respective affiliates or any transaction between NNN REIT and any of them.

Provisions Regarding Indemnification and Exculpation of NNN REIT’s Stockholders and NNN REIT’s Directors and Officers

•	Add a provision to the NNN REIT Charter providing that NNN REIT’s stockholders shall not be liable for any debt, judgment or obligation of any kind by reason of being a stockholder of NNN REIT.
•	Revise the NNN REIT Charter to add restrictions on exculpation and indemnification of, and advance of expenses to, NNN REIT’s directors and officers as required by the NASAA REIT Guidelines.

Conforming Changes

•	Add and revise the definitions used throughout the NNN REIT Charter (including, but not limited to the definition of Distribution, Independent Expert, Organization and Offering Expenses, Initial Investment, Person, Property and Real Property).
•	Other conforming changes to the NNN REIT Charter and NNN REIT Bylaws (including cross-references, section re-numbering and re-lettering).

Vote Required

Amendments to the NNN REIT Charter and the NNN REIT Bylaws contemplated by this Proposal 2.A require the affirmative vote of stockholders of NNN REIT entitled to cast a majority of the votes entitled to be cast on the matter. Any shares not voted (whether by abstention or failure to vote) will have the same effect as a vote against this proposal.

Recommendation

The NNN REIT Board unanimously recommends a vote FOR Proposal 2.A, which is approval of the proposed amendment and restatement of the NNN REIT Charter and the NNN REIT Bylaws to conform their provisions to the NASAA REIT Guidelines.

Proposal 2.B—Amendments to Conform the NNN REIT Charter and the NNN REIT Bylaws to the Charter and Bylaws of Other Non-Traded REITs Incorporated Under Maryland Law

NNN REIT is proposing certain other changes to the current NNN REIT Charter and the current NNN REIT Bylaws in order to bring each more in line with those of non-traded REITs incorporated under the laws of the State of Maryland, including certain conforming and ministerial changes.

Meetings of Stockholders

•	Revise the NNN REIT Bylaws to (i) specify that the NNN REIT Board will fix the place of the annual meeting, (ii) remove superfluous language permitting NNN REIT’s stockholders to compel the holding of an annual meeting, since all corporations must, under Maryland law, hold annual meetings each year, and (iii) provide that any business may be conducted at an annual meeting without being specifically stated in the notice.
•	Add procedures to the NNN REIT Bylaws regarding the calling of special meetings, including the calling of special meetings upon the request of NNN REIT stockholders.
•	Revise the NNN REIT Bylaws provisions governing notice of stockholder meetings to (i) more closely track the notice requirements for stockholder meetings under Maryland law, and (ii) provide additional flexibility and clarify notice procedures.
•	Revise the NNN REIT Bylaws provisions governing the advance notice of director nominations and the proposals of other business by NNN REIT’s stockholders for consideration at annual or special meetings of stockholders to satisfy certain procedural and informational requirements in order to provide for increased certainty, ensure that the NNN REIT Board is provided with information necessary to determine whether to recommend that stockholders vote for or against the nominee or other business proposal and conform to the SEC’s timeline for stockholder proposals.
•	Revise the NNN REIT Bylaws provisions governing (i) the organization and conduct of stockholder meetings to provide for more detailed meeting procedures, including the selection of the chairman and the powers of the chairman to conduct and adjourn the meeting and (ii) the selection and powers of inspectors of election.
•	Revise the NNN REIT Bylaws to allow for authorization of proxies by electronic transmission and to allow the execution of proxies by a duly authorized agent.
•	Revise the provisions of the NNN REIT Bylaws governing the voting of shares of NNN REIT stock to conform to Maryland law and to provide procedures for the voting of shares of NNN REIT stock that are held by entities.

•	Remove provisions from the NNN REIT Bylaws allowing action by stockholders without a meeting by less than unanimous written consent. Under Maryland law, stockholders may only act without a meeting by unanimous consent unless the charter of the corporation provides otherwise (which NNN REIT’s Charter does not).

Provisions Regarding Directors

•	Revise the NNN REIT Charter and the NNN REIT Bylaws language regarding the voting standard to elect directors to conform to the language used by other non-traded REITs and reflect the intent of the NASAA REIT Guidelines. Conforming language has also been added to the Second Bylaws.
•	Remove the cap on the number of directors (currently seven) contained in the NNN REIT Charter and the NNN REIT Bylaws and provide in the NNN REIT Bylaws that the maximum number of directors is fifteen in order to provide additional flexibility in determining the appropriate number of directors.
•	Provide in the NNN REIT Bylaws that, in accordance with Maryland law, the tenure of office of any director of NNN REIT may not be reduced by a decrease in the total number of directors.
•	Provide additional procedures in the NNN REIT Bylaws regarding the resignation of directors.

Meetings of the NNN REIT Board

•	Provide alternative procedures in the NNN REIT Bylaws to call the annual meeting of the NNN REIT Board if it is not held immediately after, and at the same place as, the annual meeting of NNN REIT’s stockholders.
•	Provide in the NNN REIT Bylaws that notice by United States mail must be postmarked at least three days prior to the date of the meeting, as opposed to five days (as provided in the current NNN REIT Bylaws).
•	Add clarifying language in the NNN REIT Bylaws and provide additional procedures regarding (i) a quorum of the NNN REIT Board, (ii) the organization and conduct of NNN REIT Board meetings, (iii) telephonic participation in NNN REIT Board meetings, (iv) director dissents and (v) NNN REIT Board and committee action by unanimous consent.

Director Rights and Responsibilities

•	Expand the list of NNN REIT Board determinations in the NNN REIT Charter to include additional matters consistent with the charters of other non-traded REITs.
•	Remove the requirement in the NNN REIT Bylaws that a majority of the whole NNN REIT Board designate the members of a NNN REIT Board committee and add more detailed procedures regarding NNN REIT Board committee formation and process.
•	Clarify in the NNN REIT Bylaws (i) the compensation of directors, and (ii) that directors, officers and agents are not required to devote their full time to NNN REIT and may have similar or competing business interests (such provisions are common among externally managed REITs).
•	Add provisions to the NNN REIT Bylaws in accordance with Maryland law permitting directors and officers to rely on information provided by officers, NNN REIT Board committees and service providers, such as financial advisors and lawyers, who the director or officer reasonably believes to merit confidence.
•	Add provisions to the NNN REIT Charter clarifying that the NNN REIT Board may broadly delegate responsibility for the day-to-day management of NNN REIT to the NNN REIT Advisor; provided that the NNN REIT Board is responsible for setting the general policies of NNN REIT and the supervision of its business.
•	Add provisions to the NNN REIT Bylaws in accordance with Maryland law governing the ratification by the NNN REIT Board or the stockholders of NNN REIT of past acts.

•	Add provisions to the NNN REIT Bylaws permitting the NNN REIT Board to act by less than a quorum, or call a meeting of the NNN REIT Board in a manner not otherwise permitted by the NNN REIT Bylaws, in a catastrophe or other emergency situation where obtaining a quorum is not possible. Qualifying events could include, among other things, a natural disaster or terrorist attack.

Officer Related Provisions

•	Revise the required and permitted officers in the NNN REIT Bylaws to more closely conform to Maryland law.
•	Provide in the NNN REIT Bylaws that each officer of NNN REIT will serve for a term specified by the NNN REIT Board or the appointing officer at the time of election.

Stock Related Provisions

•	Incorporate the current terms of the Class S shares of common stock of NNN REIT into the Articles.
•	Add a provision to the NNN REIT Charter providing that the holders of Class C shares of common stock of NNN REIT have exclusive voting rights on matters that only affect the rights of the Class C shares of common stock. This provides the NNN REIT Board flexibility by permitting the NNN REIT Board to submit amendments that only affect a particular class of stockholders to that class alone (the terms of Class S shares of common stock of NNN REIT already contain this provision).
•	Revise the NNN REIT Bylaws to include more modern provisions relating to stock certificates, transfers of shares and record dates.

Permissible Investments

•	Add language to the NNN REIT Charter carving out equity securities listed on an exchange or traded in an over-the-counter market from the NASAA REIT Guidelines limitation that prohibits NNN REIT from investing in equity securities unless a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction determine it is “fair, competitive and commercially reasonable.” This language is typical for non-traded REITs incorporated in Maryland and allows NNN REIT additional investment flexibility.

Conversion upon a Listing Event

•	Add language to the NNN REIT Charter providing that, upon the listing on a national securities exchange of any class of NNN REIT common stock, all shares of NNN REIT common stock of any class that is not listed will automatically convert into shares of the listed class of equivalent net asset value.

Provisions Regarding Roll-Up Transactions

•	Revise the provisions in the NNN REIT Charter providing procedural protections relating to transactions in which NNN REIT’s stockholders must exchange their shares for securities of another entity (a “roll-up transaction”) to (i) conform language to reflect that under Maryland law stockholders vote “for” and “against” a proposal (rather than “yes” or “no”), (ii) clarify which sections contain protected stockholder democracy rights and access to records, and (iii) clarify that NNN REIT is prohibited from paying the costs incurred in a roll-up transaction that is “rejected” by NNN REIT’s stockholders (as opposed to “not approved”).

Mini-Tender Restrictions

•	Add a provision to the NNN REIT Charter requiring that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements that would be applicable if the tender offer was for more than five percent of NNN REIT’s outstanding stock. Mini-tender offers are a frequent occurrence in the non-traded REIT sector, and this type of provision is intended to ensure that NNN REIT stockholders receive sufficient information to evaluate any tender offer.

The Maryland Control Share Acquisition Act

•	Add a provision to the NNN REIT Bylaws affirmatively opting out of the Maryland Control Share Acquisition Act. Under the Maryland Control Share Acquisition Act, “control shares” of a corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes eligible to be cast on the matter. Assuming that the NNN REIT Board is granted the concurrent power to amend the NNN REIT Bylaws, as described below, the NNN REIT Board can elect to avail NNN REIT of this provision in the future by NNN REIT Board action.

Amendments to the NNN REIT Bylaws

•	Revise the NNN REIT Bylaws to provide the NNN REIT Board with the concurrent power to, without stockholder action, alter, amend or repeal any provision of the bylaws and to adopt new bylaws and prohibit the stockholders from amending the NNN REIT Bylaws to remove this provision.
•	Clarify the voting standard relating to stockholder approved amendments to the NNN REIT Bylaws as “a majority of all the votes entitled to be cast on the matter.”

Provisions Regarding Indemnification and Exculpation of Directors and Officers

•	Move the provision requiring indemnification of directors and officers to the fullest extent permitted by Maryland law and the NASAA REIT Guidelines from the NNN REIT Bylaws to the NNN REIT Charter.
•	Add a provision to the NNN REIT Charter that eliminates the liability of directors and officers for money damages to the maximum extent permitted by Maryland law and the NASAA REIT guidelines.

Conforming and Ministerial Changes

•	Minor changes to the NNN REIT Charter and NNN REIT Bylaws to conform to Maryland law and the charter and bylaws provisions of other non-traded REITs, including changes to definitions and the provisions governing officers of NNN REIT.
•	Other conforming changes to the NNN REIT Charter and NNN REIT Bylaws (including cross-references, section re-numbering, re-lettering and the removal of duplicative provisions).

Vote Required

Amendments to the NNN REIT Charter and the NNN REIT Bylaws contemplated by this Proposal 2.B require the affirmative vote of stockholders of NNN REIT entitled to cast a majority of the votes entitled to be cast on the matter. Any shares not voted (whether by abstention or failure to vote) will have the same effect as a vote against this proposal.

Recommendation

The NNN REIT Board unanimously recommends a vote FOR Proposal 2.B, which is approval of the proposed amendment and restatement of the NNN REIT Charter and the NNN REIT Bylaws to bring each more in line with those of other non-traded REITs incorporated under the laws of the State of Maryland.

Proposal 2.C—Amendment to Revise the Provisions Restricting Ownership and Transfer of Shares

To maintain NNN REIT’s tax-preferred REIT qualification under the Code, not more than 50% in value of NNN REIT’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of NNN REIT and each other must beneficially own NNN REIT’s outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. To help assure that NNN REIT meets these requirements and thereby preserve the value of NNN REIT’s REIT qualification for all of its stockholders, the NNN REIT Charter has included ownership and transfer restrictions for shares of NNN REIT stock since the time NNN REIT was formed and first raised capital. Although the NNN REIT Board believes that no violation of the aforementioned stock ownership limitations has occurred, the NNN REIT Board also believes it is in the best interests of NNN REIT to update and modernize the ownership and transfer restrictions contained in the NNN REIT Charter to conform to the ownership and transfer restrictions that have evolved in the charters of REITs like NNN REIT to further mitigate any risk to NNN REIT’s REIT qualification. Under the current NNN REIT Charter, the ownership limit is set as 9.8% of the outstanding shares of NNN REIT common stock. If adopted, this proposal would bifurcate the ownership limit, setting an aggregate stock ownership limit of 9.8% in value of NNN REIT’s outstanding shares of stock, and common stock ownership limit of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of NNN REIT’s common stock. In addition, this proposal would amend the ownership and transfer restrictions in Section 7.7 of the current NNN REIT Charter to eliminate the outdated “Excess Shares” concept and replace it with a more conventional “ownership in trust” concept relating to transfers that could potentially violate the ownership limits set forth in the NNN REIT Charter or otherwise cause NNN REIT to fail to qualify as a REIT. This proposal would also make certain other modernizing and clarifying changes to Section 7.7.

Vote Required

Amendments to the NNN REIT Charter contemplated by this Proposal 2.C require the affirmative vote of stockholders of NNN REIT entitled to cast a majority of the votes entitled to be cast on the matter. Any shares not voted (whether by abstention or failure to vote) will have the same effect as a vote against this proposal.

Recommendation

The NNN REIT Board unanimously recommends a vote FOR Proposal 2.C which is approval of the proposed amendment and restatement of the NNN REIT Charter to update and modernize the provisions related to the ownership and transfer of shares of NNN REIT stock.

Election of Directors to the NNN REIT Board

(Proposal 3 on NNN REIT Proxy Card)

At the NNN REIT annual meeting, NNN REIT stockholders will be asked to consider and vote on the election of seven persons to the NNN REIT Board. Those persons elected will serve as directors until the 2020 annual meeting and until their respective successors are duly elected and qualify. The NNN REIT Board will be expanded from six members to seven members as of the date of the NNN REIT annual meeting, and the NNN REIT Board has nominated the individuals listed below, who, except for Joe F. Hanauer, are each currently serving as a director of NNN REIT, for election as directors:

Aaron S. Halfacre
Raymond E. Wirta
Adam Markman
Curtis B. McWilliams
Thomas H. Nolan, Jr.
Jeffrey Randolph
Joe F. Hanauer

Each of the director nominees has consented to be named in this Joint Proxy Statement and Prospectus and to serve as a director if elected. If any nominee becomes unable or unwilling for good cause to serve as a director at the time of the NNN REIT annual meeting, the NNN REIT Board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee. The NNN REIT Board has no reason to believe that any of its director nominees for election at the NNN REIT annual meeting will be unable or unwilling to serve if elected as a director.

Detailed information about each of the seven nominees for election to the NNN REIT Board, including biographical summaries of their experience and qualifications, can be found in this Joint Proxy Statement and Prospectus under “The Companies – RW Holdings NNN REIT, Inc. – NNN REIT Management – Executive Officers and Directors” and “The Companies – RW Holdings NNN REIT, Inc. – Security Ownership of Certain Beneficial Owners and Management” below.

Vote Required

Election of each of the seven nominees for director to the NNN REIT Board requires the affirmative vote of the holders of a majority of the shares of Class C common stock and Class S common stock entitled to vote who are present in person or by proxy at the NNN REIT annual meeting. This means that, of the shares of NNN REIT common stock present in person or by proxy at the NNN REIT annual meeting, a director nominee needs to receive affirmative votes from a majority of the holders of such shares in order to be elected to the NNN REIT Board. If an incumbent director nominee fails to receive the required number of votes for re-election, then under Maryland law, he or she will continue to serve as a “holdover” director until his or her successor is elected and qualified. Each holder of NNN REIT common stock may vote FOR or AGAINST each director nominee or may ABSTAIN from voting on any of the director nominees. Abstentions will have the effect of a vote against each nominee for director.

Recommendation of the NNN REIT Board

The NNN REIT Board unanimously recommends that NNN REIT stockholders vote FOR each of the seven nominees for election to the NNN REIT Board named above.

Ratification of NNN REIT Independent Registered Public Accounting Firm

(Proposal 4 on NNN REIT Proxy Card)

At the NNN REIT annual meeting, NNN REIT stockholders will be asked to consider and vote on the ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019.

The audit committee of the NNN REIT Board has appointed Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019. Squar Milner has served as NNN REIT’s independent registered public accounting firm since May 21, 2018 when the audit committee appointed Squar Milner to replace Ernst & Young LLP as NNN REIT’s independent registered public accounting firm, and will audit NNN REIT’s financial statements for the year ending December 31, 2019. Additional information about Squar Milner can be found in this Joint Proxy Statement and Prospectus under “The Companies – RW Holdings NNN REIT, Inc. – Committees of the NNN REIT Board – Audit Committee – Relationship with Principal Auditor – Fees Paid to Principal Auditor.”

Stockholder ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm is not required. However, the NNN REIT Board is submitting the appointment of Squar Milner to NNN REIT stockholders for ratification as a matter of good corporate governance. Notwithstanding its appointment of Squar Milner and even if Squar Milner’s appointment is ratified by stockholders, the audit committee of the NNN REIT Board may select new auditors at any time in the future in its discretion if it deems such decision to be in NNN REIT’s best interests. If the appointment of Squar Milner is not ratified by NNN REIT stockholders, the audit committee of the NNN REIT Board may consider whether it should appoint another independent registered public accounting firm.

Vote Required

Approval of the proposal to ratify the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019 requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Each holder of NNN REIT common stock may vote FOR or AGAINST the proposal, or may ABSTAIN from voting on the proposal. Any shares not voted for or against the proposal (whether by abstention or failure to vote) will have no impact on the vote on this proposal.

Recommendation of the NNN REIT Board

The NNN REIT Board unanimously recommends that NNN REIT stockholders vote FOR ratification of the appointment of Squar Milner as NNN REIT’s independent registered public accounting firm for the year ending December 31, 2019.

NNN REIT Adjournment Proposal

(Proposal 5 on NNN REIT Proxy Card)

If there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals, NNN REIT intends to move to vote on this adjournment proposal. NNN REIT does not intend to move to a vote on this adjournment proposal if the proposals at the NNN REIT annual meeting are each approved by the requisite number of shares of common stock at the NNN REIT annual meeting.

In this adjournment proposal, NNN REIT stockholders are being asked to consider and vote on a proposal to approve any adjournments of the NNN REIT annual meeting for the purposes of soliciting additional proxies if there are not sufficient votes to approve the proposals at the meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals. If NNN REIT stockholders approve this adjournment proposal, NNN REIT could adjourn the NNN REIT annual meeting and any adjourned session of the NNN REIT annual meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from NNN REIT stockholders that have previously voted. Among other things, approval of the adjournment proposal could mean that, even if NNN REIT had received proxies representing a sufficient number of shares voted against any of the proposals, including the NNN REIT Merger Proposal or the NNN REIT Charter and Bylaws Amendment Proposals, to defeat the proposal, NNN REIT could adjourn the NNN REIT annual meeting without a vote on the applicable proposal and seek to convince the holders of those shares to change their votes to votes in favor of the proposal.

Vote Required

Approval of the proposal to adjourn the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals, requires the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, the proposal. Each holder of NNN REIT common stock may vote FOR or AGAINST the proposal, or may ABSTAIN from voting on the proposal. Any shares not voted for or against the proposal (whether by abstention or failure to vote) will have no impact on the vote on this proposal.

Recommendation of the NNN REIT Board

The NNN REIT Board unanimously recommends that NNN REIT stockholders vote FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal or any of the NNN REIT Charter and Bylaws Amendment Proposals.

REIT I SPECIAL MEETING

This Joint Proxy Statement and Prospectus is being furnished in connection with the solicitation of proxies from REIT I shareholders for use at the REIT I special meeting. This Joint Proxy Statement and Prospectus and accompanying form of proxy are first being mailed to REIT I shareholders on or about October 22, 2019.

Date, Time, Place and Purpose of the REIT I Special Meeting

The special meeting of the REIT I shareholders will be held at the offices of REIT I, located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626 on December 17, 2019, commencing at 10:00 A.M. (PST) for the following purposes:

1.	to consider and vote on the REIT I Merger Proposal;
2.	to consider and vote on the proposal to approve the amendment to the REIT I Declaration of Trust;
3.	to consider and vote on a proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the proposal to approve the amendment to the Declaration of Trust; and
4.	to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

This Joint Proxy Statement and Prospectus also contains information regarding the NNN REIT annual meeting, including the items of business for that annual meeting. REIT I shareholders are not voting on the proposals to be voted on at the NNN REIT annual meeting.

Recommendation of the REIT I Board

The disinterested and independent trust managers of the REIT I Board, based on the unanimous recommendation of the REIT I special committee, has unanimously (i) determined that the transactions contemplated by the Merger Agreement and the amendment to the REIT I Declaration of Trust are advisable and in the best interests of REIT I and its shareholders and (ii) authorized and approved the transactions contemplated by the Merger Agreement and the amendment to the REIT I Declaration of Trust and (iii) authorized and approved the Merger Agreement and the amendment to the REIT I Declaration of Trust. The disinterested and independent trust managers of the REIT I Board unanimously recommends that the REIT I shareholders vote (i) FOR the proposal to approve the REIT I Merger Proposal, (ii) FOR the proposal to approve the amendment to the REIT I Declaration of Trust and (iii) FOR the proposal to approve one or more adjournments of the REIT I special meeting to another date, time or place, if necessary or appropriate, including to solicit additional proxies in favor of the REIT I Merger Proposal and the amendment to the REIT I Declaration of Trust. For the reasons for this recommendation, see “The Merger - Recommendation of the Board of Trust Managers of REIT I and Its Reasons for the Merger” beginning on page 186.

REIT I Record Date; Who Can Vote at the REIT I Special Meeting

Only holders of record of common shares of REIT I at the close of business on October 21, 2019, REIT I’s record date, are entitled to notice of, and to vote at, the REIT I special meeting and any adjournment or postponement of the special meeting. As of the record date, there were 7,877,276 common shares outstanding and entitled to vote at the REIT I special meeting, held by approximately 2,824 holders of record.

Each common share of REIT I owned on REIT I’s record date is entitled to one vote on each proposal at the REIT I special meeting.

Required Vote; Quorum

Approval of the proposal to approve the REIT I Merger Proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such matter.

Approval of the proposal to approve the amendment to the REIT I Declaration of Trust requires the affirmative vote of a majority of all of the votes entitled to be cast on such matter.

Approval of the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the amendment to the REIT I Declaration of Trust requires the affirmative vote of a majority of all of the votes cast on such proposal. Regardless of the number of common shares of REIT I you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

REIT I’s bylaws provide that the presence, in person or by proxy, of REIT I shareholders entitled to cast a majority of all of the votes entitled to be cast at such meeting will constitute a quorum.

No business may be conducted at the REIT I special meeting if a quorum is not present at the REIT I special meeting other than the proposal to adjourn the REIT I special meeting to solicit additional proxies. Pursuant to REIT I’s bylaws, the chairman of the meeting may adjourn the REIT I special meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of shareholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted as “present” for the purpose of establishing a quorum; however, abstentions and broker non-votes will not be counted as votes cast. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST the proposal to approve the Merger and the proposal to approve the amendment to the REIT I Declaration of Trust. Abstentions and broker non-votes will have no effect on the remaining proposals (or any other matters presented at the REIT I special meeting for approval of the REIT I shareholders), assuming a quorum is present. We do not expect any broker non-votes to occur at the REIT I special meeting because no REIT I common shares are held by REIT I shareholders in “street name” through brokerage accounts.

Manner of Submitting Proxy

REIT I shareholders may vote for or against the proposals submitted at the REIT I special meeting in person or by proxy. REIT I shareholders can authorize a proxy in the following ways:

•	Internet. REIT I shareholders may submit a proxy over the Internet by going to www.proxyvote.com/richuncles1.
•	Telephone. REIT I shareholders may submit a proxy using the toll-free number at 800-690-6903 and follow the recorded instructions. REIT I shareholders will be asked to provide the control number from the enclosed proxy card.
•	Mail. REIT I shareholders may submit a proxy by completing, signing, dating and returning their proxy card in the enclosed envelope.

REIT I shareholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate shareholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 11:59 P.M. Eastern Time on December 16, 2019.

The method by which REIT I shareholders submit a proxy will in no way limit their right to vote at the REIT I special meeting if they later decide to attend the meeting and vote in person. If common shares of REIT I are held in the name of a broker or other nominee, REIT I shareholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the REIT I special meeting.

All common shares of REIT I entitled to vote and represented by properly completed proxies received prior to the REIT I special meeting, and not revoked, will be voted at the REIT I special meeting as instructed on the proxies. If REIT I shareholders of record return properly executed proxies but do not indicate how their common shares of REIT I should be voted on a proposal, the common shares of REIT I represented by their properly executed proxy will be voted as the REIT I Board recommends and therefore, (i) FOR the proposal to approve the REIT I Merger Proposal, (ii) FOR the proposal to approve the amendment to the REIT I Declaration of Trust, and (iii) FOR the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal and the amendment to the REIT I Declaration of Trust. If you do not provide voting instructions to your broker or other nominee, your common shares of REIT I will NOT be voted and will be considered broker non-votes.

Revocation of Proxies or Voting Instructions

REIT I shareholders of record may change their vote or revoke their proxy at any time before it is exercised at the REIT I special meeting by:

•	submitting written notice addressed to: Rich Uncles Real Estate Investment Trust I, 3090 Bristol Street, Suite 550, Costa Mesa, California 90245;
•	submitting a later-dated proxy (via mail, the Internet or telephone); or
•	attending the REIT I special meeting and voting in person.

Attending the REIT I special meeting without voting will not revoke your proxy.

REIT I shareholders who hold common shares of REIT I in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee. To be effective, a proxy revocation must be received by REIT I at or prior to the REIT I special meeting.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from REIT I shareholders is made on behalf of the REIT I Board. REIT I will pay the cost of soliciting proxies from REIT I shareholders. REIT I has contracted with Broadridge to assist REIT I in the distribution of proxy materials and the solicitation of proxies. REIT I expects to pay Broadridge fees of approximately $16,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies.

In accordance with the regulations of the SEC, REIT I also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of REIT I common shares.

PROPOSALS SUBMITTED TO REIT I SHAREHOLDERS

REIT I Merger Proposal

(Proposal 1 on the REIT I Proxy Card)

REIT I shareholders are asked to approve the REIT I Merger Proposal. For a summary and detailed information regarding this proposal, see the information about the Merger and the Merger Agreement throughout this Joint Proxy Statement and Prospectus, including the information set forth in sections entitled “The Merger” beginning on page 173 and “The Merger Agreement” beginning on page 210. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement and Prospectus.

Pursuant to the Merger Agreement, approval of this proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

Vote Required

REIT I is requesting that REIT I shareholders approve the REIT I Merger Proposal. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) have the same effect as a vote against the proposal.

Recommendation of the REIT I Board

The REIT I Board unanimously recommends that REIT I shareholders vote FOR the REIT I Merger Proposal.

REIT I Declaration of Trust Amendment Proposal

(Proposal 2 on the REIT I Proxy Card)

REIT I is seeking REIT I shareholder approval of the Declaration of Trust Amendment in order to exclude the Merger from the substantive and procedural requirements of the REIT I Declaration of Trust applicable to “Roll-Up Transactions” (as defined in the REIT I Declaration of Trust). Pursuant to the Merger Agreement, approval of this proposal is a condition to completing the Merger, and if the Declaration of Trust Amendment is not approved, the Merger will not be completed even if the Merger is approved.

The REIT I Declaration of Trust defines a Roll-Up Transaction as a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of REIT I and the issuance of securities of a Roll-Up Entity in the Roll-Up Transaction; provided, however, that a transaction involving securities of REIT I that have been listed on a national securities exchange for at least 12 months is deemed not to be a Roll-Up Transaction. NNN REIT securities are not excluded from the definition of Roll-Up Transaction; therefore, the Merger and the issuance of NNN REIT Class C common stock in connection with the Merger may be considered a Roll-Up Transaction.

In connection with any Roll-Up Transaction, the current REIT I Declaration of Trust requires REIT I to obtain an appraisal of its assets from a competent independent appraiser as of a date immediately prior to the announcement of the proposed Roll-Up Transaction. A summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-Up Transaction. In addition, the REIT I Declaration of Trust requires the person sponsoring the Roll-Up Transaction to offer to REIT I shareholders who vote against the proposed Roll-Up Transaction the choice of accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction or one of the following: (a) remaining as holders of REIT I shares and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the shareholder's pro rata share of the appraised value of REIT I's net assets. Under the REIT I Declaration of Trust, REIT I is prohibited from participating in any Roll-Up Transaction: (1) that would result in the common shareholders having voting rights in a Roll-Up Entity that are less than those provided in the REIT I Declaration of Trust, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (3) in which investors' rights to access of records of the Roll-Up Entity will be less than those provided in the REIT I Declaration of Trust, or (4) in which any of the costs of the Roll-Up Transaction would be borne by REIT I if the Roll-Up Transaction is rejected by the REIT I shareholders.

There are generally no restrictions on the sale of the shares of NNN REIT common stock issued in the Merger to REIT I shareholders. REIT I obtained an appraisal of its real estate portfolio and a valuation of its debt as of December 31, 2018, which REIT I used in part to determine its estimated NAV per share of $10.57 at December 31, 2018. REIT I did not obtain a later appraisal of its assets in connection with the Merger or comply with the other provisions of the REIT I Declaration of Trust applicable to Roll-Up Transactions. REIT I believes that it would not be practical to complete the Merger if it were required to comply with these provisions. Therefore, REIT I is seeking to amend the REIT I Declaration of Trust, which will permit the Merger to occur without having to comply with the procedural and substantive requirements of the REIT I Declaration of Trust applicable to Roll-Up Transactions, including the requirements stated above. A copy of the amendment to the REIT I Declaration of Trust is attached as Annex H to this Joint Proxy Statement and Prospectus.

Pursuant to the Merger Agreement, approval of this proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

Vote Required

REIT I is requesting that REIT I shareholders approve the amendment to the REIT I Declaration of Trust. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) have the same effect as a vote against the proposal.

Recommendation of the REIT I Board

The REIT I Board unanimously recommends that REIT I shareholders vote FOR the proposal to approve the amendment to the REIT I Declaration of Trust.

REIT I Adjournment Proposal

(Proposal 3 on the REIT I Proxy Card)

If there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal or the proposal to amend the REIT I Declaration of Trust, REIT I intends to move to vote on this adjournment proposal. REIT I does not intend to move to a vote on this adjournment proposal if the REIT I Merger Proposal and the proposal to amend the REIT I Declaration of Trust are each approved by the requisite number of shares at the REIT I special meeting.

In this adjournment proposal, REIT I shareholders are being asked to consider and vote on a proposal to approve any adjournments of the REIT I special meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the REIT I Merger Proposal or the proposal to amend the REIT I Declaration of Trust. If REIT I shareholders approve this adjournment proposal, REIT I could adjourn the REIT I special meeting and any adjourned session of the REIT I special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from REIT I shareholders that have previously voted. Among other things, approval of the adjournment proposal could mean that, even if REIT I had received proxies representing a sufficient number of shares voted against either the REIT I Merger Proposal or the proposal to amend the REIT I Declaration of Trust to defeat the proposal, REIT I could adjourn the REIT I special meeting without a vote on the applicable proposal and seek to convince the holders of those shares to change their votes to votes in favor of the proposal.

Vote Required

Approval of this adjournment proposal requires the affirmative vote of a majority of all votes cast on such proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on this proposal.

Recommendation of the REIT I Board

The REIT I Board unanimously recommends that REIT I shareholders vote FOR the proposal to approve one or more adjournments of the REIT I special meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the REIT I special meeting to approve the REIT I Merger Proposal or the proposal to amend the REIT I Declaration of Trust.

Other Business

As of the date of this Joint Proxy Statement and Prospectus, the REIT I Board knows of no other business that may properly be brought before the REIT I special meeting.

THE COMPANIES

RW Holdings NNN REIT, Inc.

Set forth below is a description of the business of NNN REIT. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to NNN REIT and its consolidated subsidiaries. Certain statements regarding NNN REIT’s future operations and its plans for future business will not be applicable to the extent that the Merger are completed. This section assumes that the current NNN REIT Charter is in place. For a description of the amendments to the NNN REIT Charter that could occur in the future (if the NNN REIT Charter and NNN REIT Bylaws Amendment Proposals are approved), see “Amended and Restated Charter Provisions.”

This section also contemplates NNN REIT’s current externally managed structure. Upon the consummation of the proposed Self-Management Transaction, provisions regarding an external advisor will be inapplicable.

Overview of NNN REIT’s Business

NNN REIT is a Maryland corporation incorporated on May 15, 2015. NNN REIT elected to be taxed as a REIT beginning with the taxable year ended December 31, 2016 and it intends to continue to operate in such a manner. NNN REIT expects to conduct its business substantially through NNN REIT OP, of which NNN REIT is the sole general partner.

Absent any change in NNN REIT’s investment strategy, NNN REIT intends to continue to invest primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. Although NNN REIT is not limited as to the form its investments may take, its investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate. NNN REIT will make acquisitions of our real estate investments directly through NNN REIT OP or indirectly through limited liability companies or limited partnerships, including through other REITs, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor, NNN REIT Advisor or other persons.

Subject to certain restrictions and limitations, NNN REIT’s business is externally managed by NNN REIT Advisor pursuant to the NNN REIT Advisory Agreement entered into with NNN REIT Advisor and NNN REIT’s sponsor, BrixInvest. BrixInvest also serves as the sponsor for REIT I and BRIX REIT and affiliates of BrixInvest serve as their advisors. NNN REIT Advisor, which is wholly owned by BrixInvest, manages NNN REIT’s operations and portfolio of core real estate properties and real estate related assets. NNN REIT Advisor also provides asset management, and other administrative services on NNN REIT’s behalf. NNN REIT Advisor is paid certain fees in connection with these services.

NNN REIT has investor relations personnel, but all expenses are reimbursed by BrixInvest as part of the organizational and offering services they provide to NNN REIT to manage its organization and offering and provide administrative investor relations services. However, BrixInvest is entitled to include the reimbursement of such expenses as part of NNN REIT’s reimbursement to them of organizational and offering costs, but reimbursement shall not exceed an amount equal to 3% of NNN REIT’s initial public offering gross offering proceeds.

On June 24, 2015, BrixInvest purchased 10,000 shares of common stock for $100,000 and became NNN REIT’s initial stockholder. On December 31, 2015, BrixInvest purchased another 10,000 shares of common stock for $100,000 or total holdings of 20,000 shares of common stock as of December 31, 2015. As of December 31, 2018, BrixInvest held 10,740 shares of NNN REIT’s Class C common stock.

On July 15, 2015, NNN REIT filed a registration statement on Form S-11 with the SEC to register an initial public offering of a maximum of $900,000,000 in shares of common stock for sale to the public (the “NNN REIT Primary Offering”). NNN REIT also registered a maximum of $100,000,000 of common stock pursuant to its distribution reinvestment plan (the “NNN REIT DRP Offering” and, together with the NNN REIT Primary Offering, the “NNN REIT Registered Offering”). The SEC declared the registration statement effective on June 1, 2016 and, on July 20, 2016, NNN REIT began offering shares of common stock to the public. Pursuant to the NNN REIT Registered Offering, NNN REIT sells shares of its Class C common stock directly to investors, with a minimum investment in shares of $500. Commencing in August 2017, NNN REIT began selling shares of Class C common stock only to U.S. persons as defined under Rule 903 promulgated under the Securities Act.

On August 11, 2017, NNN REIT began offering up to 100,000,000 shares of Class S common stock exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act and in accordance with Regulation S of the Securities Act (the “NNN REIT Class S Offering” and, together with the NNN REIT Registered Offering the “NNN REIT Offerings”). The Class S common stock has similar features and rights as the Class C common stock, including with respect to voting and liquidation except that the Class S common stock offered in the NNN REIT Class S Offering may be sold through brokers or other persons who may be paid upfront and deferred selling commissions and fees.

On January 11, 2019, the NNN REIT Board approved and established an estimated NAV per share of common stock in the NNN REIT Offerings of $10.16. Effective January 14, 2019, the purchase price per share of its common stock in the NNN REIT Offerings increased from $10.05 to $10.16.

Through June 30, 2019, NNN REIT had sold 16,834,959 shares of Class C common stock in the NNN REIT Registered Offering, including 1,263,675 shares of Class C common stock sold under the NNN REIT Registered DRP Offering, for aggregate gross offering proceeds of $169,200,530, and 166,448 shares of Class S common stock in the NNN REIT Class S Offering, including 1,154 shares of NNN REIT Class S common stock sold under its dividend reinvestment plan applicable to Class S common stock, for aggregate gross offering proceeds of $1,689,029.

On September 18, 2019, the NNN REIT Board approved the temporary suspension of the NNN REIT Offerings, effective as of the close of business on September 18, 2019. The NNN REIT Offerings will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve resuming the NNN REIT Offerings.

NNN REIT is organized as an UPREIT, with NNN REIT serving as the general partner of NNN REIT OP and owns 100% of NNN LP, which currently holds 1.0% of the limited partnership interests in NNN REIT OP. Following the consummation of the Merger, NNN REIT OP will own all of the real estate assets of the Combined Company.

Investment Objectives

Overview

NNN REIT expects to use substantially all of the net proceeds from the NNN REIT Offerings to acquire and manage a portfolio of real estate investments. Absent any change in NNN REIT’s investment strategy, it intends to invest primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. While its focus is on single tenant net leased properties, NNN REIT plans to diversify its portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to its stockholders. NNN REIT’s investment objectives and policies may be amended or changed at any time by the NNN REIT Board. Although NNN REIT has no plans at this time to change any of its investment objectives, the NNN REIT Board may change any and all such investment objectives, including NNN REIT’s focus on single tenant properties, if it believes such changes are in the best interests of its stockholders. NNN REIT intends to notify its stockholders of any change to its investment policies by disclosing such changes in a public filing such as a prospectus supplement, or through a filing under the Exchange Act, as appropriate. NNN REIT cannot assure you that its policies or investment objectives will be attained or that the value of the Class C common stock will not decrease.

Primary Investment and Portfolio Management Objectives

NNN REIT’s primary investment objectives are:

•	to provide stockholders with attractive and stable cash distributions; and
•	to preserve and return stockholder capital contribution.

NNN REIT will also seek to realize growth in the value of its investment by timing the sale of the properties to maximize asset value. NNN REIT may return all or a portion of stockholders’ capital contribution in connection with the sale of NNN REIT or the properties. Alternatively, a stockholder may be able to obtain a return of all or a portion of its capital contribution in connection with the sale of its shares of common stock. Though NNN REIT intends to make monthly distributions to stockholders from operations, NNN REIT may be unable or limited in its ability to make distributions to its stockholders.

While initial purchases of properties will be funded with funds received from the sale of shares of common stock, NNN REIT anticipates incurring mortgage debt (not to exceed 50% of total value of all of our properties) against pools of individual properties, and pledging such properties as security for that debt to obtain funds to acquire additional properties.

Investment Strategy

NNN REIT will seek to acquire a portfolio consisting primarily of single tenant net leased properties throughout the United States diversified by corporate credit, physical geography, product type, and lease duration. Although NNN REIT has no current intention to do so, it may also invest a portion of the net proceeds in single tenant net leased properties outside the United States. NNN REIT intends to acquire assets consistent with its single-tenant acquisition philosophy by focusing primarily on properties:

•	where construction is substantially complete to reduce risks associated with construction of new buildings;
•	leased on a “net” basis, where the tenant is responsible for the payment, and fluctuations in costs, of real estate and other taxes, insurance, utilities, and property maintenance;
•	located in primary, secondary and certain select tertiary markets;
•	leased to tenants, at the time we acquire them, with strong financial statements, including investment grade credit quality; and
•	subject to long-term leases with defined rental rate increases.

NNN REIT will seek to provide stockholders the following benefits:

•	a cohesive management team experienced in all aspects of real estate investment with a track record of acquiring single tenant net leased properties;
•	stable cash flow backed by a portfolio of single tenant net leased real estate assets;
•	minimal exposure to operating and maintenance expense increases via the net lease structure where the tenant assumes responsibility for these costs;
•	contractual rental rate increases enabling higher potential distributions and a hedge against inflation;
•	insulation from short-term economic cycles resulting from the long-term nature of the tenant leases;
•	enhanced stability resulting from strong credit characteristics of most of the tenants; and
•	portfolio stability promoted through geographic and product type investment diversification.

General Acquisition and Investment Policies

NNN REIT will seek to make investments that satisfy the primary investment objective of providing regular cash distributions to its stockholders. However, because a significant factor in the valuation of income-producing real property is its potential for future appreciation, NNN REIT anticipates that some properties it acquires may have the potential both for growth in value and for providing regular cash distributions to its stockholders.

Although this is NNN REIT’s current focus, NNN REIT may make adjustments to its target portfolio based on real estate market conditions and investment opportunities. NNN REIT will not forego a good investment because it does not precisely fit its expected portfolio composition. NNN REIT believes that it is most likely to meet its investment objectives through the careful selection of assets. When making an acquisition, NNN REIT will emphasize the performance and risk characteristics of that investment, how that investment will fit with its portfolio-level performance objectives, the other assets in its portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that its advisor presents it with what NNN REIT believes to be good investment opportunities that allow it to meet the REIT requirements under the Code, NNN REIT’s portfolio composition may vary from what it initially expects. However, NNN REIT will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different real estate investments.

The NNN REIT Advisor has substantial discretion with respect to the selection of specific properties. However, acquisition parameters are established by the NNN REIT Board and potential acquisitions outside of these parameters require approval by the NNN REIT Board, including a majority of our conflicts committee. In selecting a potential property for acquisition, NNN REIT and its advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;
•	lease terms, including length of lease term, scope of landlord responsibilities if any under the net lease context, and frequency of contractual rental increases;
•	projected demand in the area;
•	a property’s geographic location and type;
•	proposed purchase price, terms and conditions;
•	historical financial performance;
•	a property’s physical location, visibility, curb appeal and access;
•	construction quality and condition;
•	potential for capital appreciation;
•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;
•	potential capital reserves required to maintain the property;
•	the potential for the construction of new properties in the area;
•	evaluation of title and obtaining of satisfactory title insurance; and
•	evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that NNN REIT may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of the NNN REIT Offerings.

Creditworthiness of Tenants

In the course of making a real estate investment decision, NNN REIT assesses the creditworthiness of the tenant which leases the property NNN REIT intends to purchase. Tenant creditworthiness is an important investment criterion, as it provides a barometer of relative risk of tenant default. Tenant creditworthiness analysis is just one element of due diligence which we intend to perform when considering a property purchase; and the weight we intend to ascribe to tenant creditworthiness is a function of the results of other elements of due diligence.

Some of the properties NNN REIT intends to acquire will be leased to public companies. Many public companies have their creditworthiness analyzed by bond rating firms such as Standard & Poor’s and Moody’s. These firms issue credit rating reports which segregate public companies into what are commonly called “investment grade” companies and “non-investment grade” companies. NNN REIT expects that its portfolio of properties will contain a mix of properties that are leased to investment grade public companies, non-investment grade public companies, and non-public companies (or individuals).

The creditworthiness of investment grade public companies is generally regarded as very high. As to prospective property acquisitions leased to other than investment grade tenants, NNN REIT intends to analyze publicly available information and/or information regarding tenant creditworthiness provided by the sellers of such properties and then make a determination in each instance as to whether it believes the subject tenant has the financial fortitude to honor its lease obligations.

NNN REIT does not intend to systematically analyze tenant creditworthiness on an ongoing basis, post-acquisition. Many leases will limit our ability as landlord to demand on recurring bases non-public tenant financial information. It will be our policy and practice, however, to monitor public announcements regarding our tenants, as applicable, and tenant payment histories.

Description of Leases

NNN REIT expects, in most instances, to acquire single tenant properties with existing net leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance, common area maintenance charges, and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple-net or double-net. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Most of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. Triple-net leases typically require the tenant to pay common area maintenance, insurance, and taxes associated with a property in addition to the base rent and percentage rent, if any. Double-net leases typically require the landlord to be responsible for structural and capital elements of the leased property. NNN REIT anticipates that most of its acquisitions will have lease terms of five to 15 years at the time of the property acquisition. NNN REIT may acquire properties under which the lease term has partially expired. NNN REIT also may acquire properties with shorter lease terms if the property is located in a desirable location, is difficult to replace, or has other significant favorable real estate attributes. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. NNN REIT may elect to obtain, to the extent commercially available, contingent liability and property insurance, flood insurance, environmental contamination insurance, as well as loss of rent insurance that covers one or more years of annual rent in the event of a rental loss. However, the coverage and amounts of our insurance policies may not be sufficient to cover its entire risk.

Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to the NNN REIT Advisor on an annual basis. The insurance certificates will be tracked and reviewed for compliance.

Our Borrowing Strategy and Policies

NNN REIT may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. NNN REIT may obtain a credit facility or separate loans for each acquisition. NNN REIT’s indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. NNN REIT may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of its shares or to provide working capital. To the extent NNN REIT borrows on a short-term basis, it may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount NNN REIT can borrow for the purchase of any individual property. NNN REIT’s aggregate borrowings, secured and unsecured, must be reasonable in relation to its net assets, and NNN REIT intends to utilize up to 50% leverage in connection with its acquisition strategy. NNN REIT will limit its borrowing to 50% of tangible assets unless any excess borrowing is approved by a majority of the conflicts committee of the NNN REIT Board and is disclosed to NNN REIT stockholders in NNN REIT’s next quarterly report, along with the justification for such excess. When calculating our use of leverage, NNN REIT will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

NNN REIT may borrow amounts from the NNN REIT Advisor or its affiliates only if such loan is approved by a majority of the directors, including a majority of the members of the conflicts committee, not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to NNN REIT than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in its charter regarding debt limits, NNN REIT may re-evaluate and change its debt strategy and policies in the future without a stockholder vote. Factors that NNN REIT could consider when re-evaluating or changing its debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of NNN REIT’s properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, NNN REIT may increase or decrease its ratio of debt to equity in connection with any change of borrowing policies.

Acquisition Structure

Although NNN REIT is not limited as to the form its investments may take, its investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate.

NNN REIT will make acquisitions of our real estate investments directly through NNN REIT OP or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor or other persons.

Short-Term Lease Renewal Strategy

NNN REIT’s independent directors have approved an allocation of up to $10 million to be invested in properties with less than five years of remaining lease term that can be purchased at a discount, repositioned by negotiating an extended lease term with the tenant and then either sold at a profit or held in NNN REIT’s portfolio. Prior to purchasing such properties, the NNN REIT Advisor will assess the expected probability of obtaining an extended lease term from the tenant by evaluating, among other factors, the property’s performance (e.g. store sales and profitability), location, population in the immediate area, current rent in relation to the market, local competition, age of the property and quality of existing tenant improvements.

Competition

The U.S. commercial real estate investment and leasing markets remain very competitive. NNN REIT faces competition from various entities for investment opportunities for prospective tenants and to retain its current tenants, including other REITs, pension funds, insurance companies, private equity and other investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than NNN REIT does and may be able to accept more risk than NNN REIT can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of their investments. Competition from these entities may reduce the number of suitable investment opportunities offered to NNN REIT or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than NNN REIT does in their ability to offer rental concessions to attract and retain tenants. This could put pressure on NNN REIT’s ability to maintain or raise rents and could adversely affect its ability to attract or retain tenants. As a result, NNN REIT’s financial condition, results of operations, cash flow, ability to satisfy its debt service obligations and ability to pay distributions to its stockholders may be adversely affected.

Although NNN REIT believes that it is well-positioned to compete effectively, there is significant competition in its market sector and there can be no assurance that it will compete effectively or that it will not encounter increased competition in the future that could limit its ability to conduct its business effectively.

Conditions to Closing Acquisitions

NNN REIT Advisor performs a diligence review on each property that NNN REIT purchases. As part of this review, NNN REIT Advisor in most if not all cases obtains an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). NNN REIT will not close the purchase of any property unless it is generally satisfied with the environmental status of the property. NNN REIT will also generally seek to condition its obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available and appropriate:

•	property surveys and site audits;
•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;
•	licenses, permits, maps and governmental approvals;
•	tenant leases and estoppel certificates;
•	tenant financial statements and information, as permitted;
•	historical financial statements and tax statement summaries of the properties;
•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and
•	liability and title insurance policies.

Joint Venture Investments

NNN REIT may acquire some properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with affiliates of its advisor. Among other reasons, NNN REIT may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify its portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow it to acquire an interest in a property without requiring that NNN REIT fund the entire purchase price. In addition, certain properties may be available to NNN REIT only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, NNN REIT Advisor will evaluate the subject real property under the same criteria described elsewhere in this Joint Proxy Statement and Prospectus.

NNN REIT may enter into joint ventures with affiliates of its advisor for the acquisition of properties, but only provided that:

•	a majority of its directors, including a majority of our conflicts committee, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to NNN REIT; and
•	the investments by NNN REIT and such affiliate are on substantially the same terms and conditions.

To the extent possible and if approved by the NNN REIT Board, including a majority of the conflicts committee, NNN REIT will attempt to obtain a right of first refusal or option to buy the property held by the co-ownership structure and allow such co-owners to exchange their interest for NNN REIT OP’s units or to sell their interest to NNN REIT in its entirety. Entering into joint ventures with affiliates of its advisor will result in certain conflicts of interest.

Government Regulations

NNN REIT’s business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require NNN REIT to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although NNN REIT acquires properties that substantially comply with these requirements, NNN REIT may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require NNN REIT to modify any properties NNN REIT purchases, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although NNN REIT believes that these costs will not have a material adverse effect on it, if required changes involve a greater amount of expenditures than NNN REIT currently anticipates, its ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent properties or sell the property or to borrow using the property as collateral and may expose NNN REIT to liability resulting from any release of or exposure to these substances. If NNN REIT arranges for the disposal or treatment of hazardous or toxic substances at another location, it may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by it. NNN REIT may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that it owns or operates. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. NNN REIT maintains a pollution insurance policy for all of its properties to insure against the potential liability of remediation and exposure risk.

Other Regulations

The properties NNN REIT acquires likely will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. NNN REIT acquires properties that are in material compliance with all such regulatory requirements. However, NNN REIT cannot assure stockholders that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by it and could have an adverse effect on its financial condition and results of operations.

Disposition Policies

NNN REIT generally intends to hold each property it acquires for an extended period. However, it may sell a property at any time if, in its judgment, the sale of the property is in the best interests of stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with its sales of properties, NNN REIT may lend the purchaser all or a portion of the purchase price. In these instances, NNN REIT’s taxable income may exceed the cash received in the sale.

NNN REIT may sell assets to third parties or to affiliates of NNN REIT Advisor. All transactions between NNN REIT and its advisor and its affiliates must be approved by a majority of the conflicts committee.

Investment Limitations in Our Charter

NNN REIT’s Charter places numerous limitations on it with respect to the manner in which it may invest its funds. NNN REIT will not:

•	Invest in commodities or commodity future contracts;
•	Invest more than 10% of total assets in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property;
•	Invest in indebtedness (“junior debt”) secured by a mortgage on real property which is subordinate to the lien of other indebtedness (“senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 85% of the appraised value of such property, if after giving effect thereto, the value of all such investments (as shown on NNN REIT’s books in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of NNN REIT’s tangible assets. The value of all investments in NNN REIT’s junior debt which does not meet the aforementioned requirements would be limited to 10% of its tangible assets (which would be included within the 25% limitation);
•	Invest in contracts for the sale of real estate;
•	Engage in any short sale, or borrow, on an unsecured basis unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;

•	Engage in trading, as compared with investment activities;
•	Acquire securities in any entity holding investments or engaging in activities prohibited by this section;
•	Engage in underwriting or the agency distribution of securities issued by others;
•	Issue redeemable equity securities;
•	Issue debt securities unless the historical debt service coverage (in the most recently complete fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;
•	Issue options or warrants to purchase our shares to the NNN REIT Advisor, sponsor, directors or any affiliate thereof except on the same terms as such options or warrants are sold to the general public. NNN REIT may issue options or warrants to persons not so connected with it but not at exercise prices less than the fair market value of such securities on the date of grant and for consideration (which may include services) that in the judgment of NNN REIT’s independent directors has a market value less than the value of such option on the date of grant. Options or warrants issuable to NNN REIT Advisor, sponsor, directors or any affiliate thereof shall not exceed an amount equal to 10% of our outstanding shares on the date of grant of any options or warrants; or
•	Issue NNN REIT shares on a deferred payment basis or other similar arrangement.

Affiliate Transaction Policy

NNN REIT’s conflicts committee will review and approve all matters the NNN REIT Board believes may involve a conflict of interest. NNN REIT may not purchase property from the NNN REIT sponsor, the NNN REIT Advisor, any director or any of their respective affiliates unless a majority of the NNN REIT Board (including a majority of the independent directors) not otherwise interested in the transaction determine that the transaction is (i) fair and reasonable to NNN REIT and (ii) at a price to no greater than the cost of the asset to the NNN REIT sponsor, the NNN REIT Adviser, the director or the applicable affiliate. If the price payable by NNN REIT is in excess of such cost, substantial justification for such excess must exist and demonstrate that such excess is reasonable. In no event shall the cost payable by NNN REIT for any such asset exceed its current appraised value.

Investment Company Act and Certain Other Policies

NNN REIT intends to conduct its operations so that neither NNN REIT nor any of its subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or
•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

NNN REIT believes that neither it nor NNN REIT OP will be required to register as an investment company based on the following analysis. With respect to the 40% test, most of the entities through which NNN REIT intends to own its assets are majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, NNN REIT is a holding company and does not intend to invest or trade in securities itself. Rather, NNN REIT is primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

NNN REIT believes that it will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. NNN REIT expects that it will invest at least 90% of its assets in qualifying assets, and approximately an additional 10% of its assets in other types of real estate-related assets. NNN REIT expects to rely on guidance published by the SEC staff or on its analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

To avoid registration as an investment company, NNN REIT expects to limit the investments that it makes, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. To the extent that the SEC or its staff provides guidance regarding any of the matters bearing upon the exceptions it and its subsidiaries rely on from registration as an investment company, NNN REIT may be required to adjust our strategy accordingly. Any guidance from the SEC or its staff could further inhibit our ability to pursue the strategies NNN REIT has chosen.

If at any time the character of NNN REIT’s investments could cause it to be deemed as an investment company for purposes of the 1940 Act, NNN REIT will take all necessary actions to attempt to ensure that it is not deemed to be an investment company. In addition, NNN REIT does not intend to underwrite securities of other issuers or actively trade in loans or other investments.

Subject to the restrictions NNN REIT must follow in order to qualify to be taxed as a REIT, NNN REIT may make investments other than as previously described in this prospectus, although it do not currently intend to do so. NNN REIT has authority to purchase or otherwise reacquire its shares of Class C common stock or any of its other securities. NNN REIT has no present intention of repurchasing any of its shares of Class C common stock except pursuant to its share repurchase program, and it would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

Employees

As of August 31, 2019, NNN REIT had three full-time employees who perform investor relations services. All expenses related to such personnel are reimbursed to it by NNN REIT Advisor as part of the organizational and offering services it provides in managing NNN REIT’s organization and the NNN REIT Registered Offerings. The NNN REIT Advisor is then entitled to include the reimbursement of such expenses as part of its reimbursement to them of organizational and offering costs, with such reimbursement not to exceed an amount equal to 3% of gross offering proceeds. With respect to NNN REIT’s other functions, the employees of the NNN REIT Advisor or its affiliates provide all of the management, acquisition, disposition, advisory and other administrative services for NNN REIT.

Industry Segments

NNN REIT’s current business consists of owning, managing, operating, leasing, acquiring, investing in and disposing of commercial real estate assets. All of its consolidated revenues are derived from its consolidated real estate properties. NNN REIT internally evaluates operating performance on an individual property level and view all of its real estate assets as one industry segment, and, accordingly, all of its properties are aggregated into one reportable segment.

Real Estate Portfolio

As of June 30, 2019, the Company’s real estate investment portfolio consisted of 24 operating properties and one parcel of land in 13 states, consisting of: (i) nine retail, (ii) 10 office and (iii) five industrial properties and (iv) one parcel of land, which currently serves as an easement to one of the Company’s office properties. The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Accredo Health	Orlando, FL	6/15/2016	Office	$9,855,847	$1,053,637	$(1,516,731)	$9,392,753
Walgreens	Stockbridge, GA	6/21/2016	Retail	4,147,948	705,423	(997,540)	3,855,831
Dollar General	Litchfield, ME	11/4/2016	Retail	1,281,812	116,302	(105,640)	1,292,474
Dollar General	Wilton, ME	11/4/2016	Retail	1,543,776	140,653	(135,196)	1,549,233
Dollar General	Thompsontown, PA	11/4/2016	Retail	1,199,860	106,730	(101,501)	1,205,089
Dollar General	Mt. Gilead, OH	11/4/2016	Retail	1,174,188	111,847	(97,316)	1,188,719
Dollar General	Lakeside, OH	11/4/2016	Retail	1,112,872	100,857	(99,877)	1,113,852
Dollar General	Castalia, OH	11/4/2016	Retail	1,102,086	86,408	(97,041)	1,091,453
Dana	Cedar Park, TX	12/27/2016	Industrial	8,392,906	1,210,874	(1,246,883)	8,356,897
Northrop Grumman	Melbourne, FL	3/7/2017	Office	12,382,991	1,341,199	(1,794,441)	11,929,749
exp US Services	Maitland, FL	3/27/2017	Office	5,920,121	388,248	(497,611)	5,810,758
Harley	Bedford, TX	4/13/2017	Retail	13,178,288	—	(734,877)	12,443,411
Wyndham	Summerlin, NV	6/22/2017	Office	10,406,483	669,232	(638,485)	10,437,230
Williams Sonoma	Summerlin, NV	6/22/2017	Office	8,079,612	550,486	(591,123)	8,038,975
Omnicare	Richmond, VA	7/20/2017	Industrial	7,262,747	281,442	(465,575)	7,078,614
EMCOR	Cincinnati, OH	8/29/2017	Office	5,960,610	463,488	(335,108)	6,088,990
Husqvarna	Charlotte, NC	11/30/2017	Industrial	11,840,200	1,013,948	(578,086)	12,276,062
AvAir	Chandler, AZ	12/28/2017	Industrial	27,357,900	—	(1,070,027)	26,287,873
3M	DeKalb, IL	3/29/2018	Industrial	14,762,819	2,356,361	(1,608,573)	15,510,607
Cummins	Nashville, TN	4/4/2018	Office	14,465,491	1,536,998	(960,095)	15,042,394
Northrop Grumman Parcel	Melbourne, FL	6/21/2018	Land	329,410	—	—	329,410
24 Hour Fitness	Las Vegas, NV	7/27/2018	Retail	11,453,337	1,204,973	(428,401)	12,229,909
Texas Health	Dallas, TX	9/13/2018	Office	6,976,703	713,221	(235,372)	7,454,552
Bon Secours	Richmond, VA	10/31/2018	Office	10,042,551	800,356	(308,484)	10,534,423
Costco	Issaquah, WA	12/20/2018	Office	27,263,632	2,765,136	(702,672)	29,326,096
				$217,494,190	$17,717,819	$(15,346,655)	$219,865,354

NNN REIT Management

Included below is certain information regarding NNN REIT’s executive officers and directors as well as one additional director nominee the NNN REIT Board has nominated for election to the NNN REIT Board at NNN REIT’s annual meeting. In addition to this new director nominee, all of NNN REIT’s current directors, including its four independent directors, have been nominated for reelection at the NNN REIT annual meeting. All of NNN REIT’s executive officers are elected annually by the NNN REIT Board and serve at the pleasure of the NNN REIT Board. No family relationships exist between any directors, director nominees or executive officers, as such term is defined in Item 401 of Regulation S-K promulgated under the Exchange Act.

Name	Age(1)	Position(s)
Aaron S. Halfacre	47	Chief Executive Officer, President and Director
Raymond E. Wirta	75	Chairman of the Board of Directors
Raymond J. Pacini	64	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Adam S. Markman	55	Independent Director(2)
Curtis B. McWilliams	64	Independent Director(2)(3)
Thomas H. Nolan, Jr.	62	Independent Director(2)
Jeffrey Randolph	63	Independent Director(2)(4)
Joe F. Hanauer	82	Director Nominee
(1)	As of October 7, 2019
(2)	Member of the audit, conflicts and special committees of the NNN REIT Board
(3)	Chair of the conflicts committee and special committee of the NNN REIT Board
(4)	Chair of the audit committee of the NNN REIT Board

Executive Officers and Directors

Mr. Aaron S. Halfacre. Mr. Halfacre has served as our Chief Executive Officer and President and a member of our board of directors since January 1, 2019. Since January 1, 2019, Mr. Halfacre also serves as Chief Executive Officer and a Manager of our sponsor and our advisor where he previously served as President since August 2018; the Chief Executive Officer, President and a Trust Manager of REIT I; and the Chief Executive Officer, President and a Director of BRIX REIT, Inc. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets; and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. From April 2016 to the present, Mr. Halfacre serves as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as president and chief investment officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as senior vice president and head of strategic relations at Cole Real Estate Investments, Inc., a publicly traded REIT focused on net lease real estate investments, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as director of investor relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University. Our board directors has concluded that Mr. Halfacre is qualified to serve as a director by reason of his extensive industry and leadership experience.

Mr. Raymond Wirta. Mr. Wirta is a sponsor of NNN REIT and has served as our Chairman of the Board since 2016. Together with Mr. Halfacre and Mr. Harold Hofer, our former Chief Executive Officer, he indirectly owns a majority share and controls our sponsor and our advisor. Mr. Wirta is also the Chairman of the board of directors of affiliated REITs: REIT I and BRIX REIT, Inc. Mr. Wirta was Chairman of the board of directors of

CBRE Group (NYSE:CBRE), a global real estate services firm from 2014 to 2018, Vice Chair of the board of directors of CBRE from 2013 to 2014, a Director of CBRE since 2001and served as the Chief Executive Officer of CBRE from 2001 to 2005 and Chief Executive Officer of its predecessor company, CBRE Services, from 1999 to 2001. From 2009 through the present, he has been Chief Executive Officer of the Koll Company, a West Coast-based real estate investment and development company. He previously served as Chief Executive Officer for Koll Management Services and The Bolsa Chica Company during time frames when both were publicly traded real estate companies. Based on these experiences, Mr. Wirta offers insights and perspective with respect to our real estate portfolio. From 2010 through March 2019, he served as a full-time advisor to the Irvine Company, and President since 2016. The Irvine Company is a privately held California based real estate development company with ownership of 120 million square feet of apartments, office, retail and resorts primarily in California. Mr. Wirta holds a B.A. from California State University, Long Beach and an M.B.A from Golden State University. Our board of directors has concluded that Raymond Wirta is qualified to serve as one of our directors by reason of his expertise with real estate-related investments. As a principal of our advisor and our sponsor, Mr. Wirta is also able to advise our board of directors on the critical issues facing our company.

Mr. Raymond J. Pacini. Mr. Pacini has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2018 and as our Secretary since September 2019. Mr. Pacini also serves as Executive Vice President, Chief Financial Officer and Treasurer of our sponsor and our advisor and affiliated REITs: REIT I and BRIX REIT, Inc., for which he served as an independent director from November 2017 until April 2018. From June 2013 to April 2018, Mr. Pacini was the Chief Financial Officer of Northbound Treatment Services, a privately held company which treats drug and alcohol addictions. From 1998 to 2011, Mr. Pacini served as President, Chief Executive Officer and a Director of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company and was the Chief Financial Officer of CALC’s predecessors (Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc.) from 1992 to 1998. Mr. Pacini has seven years of experience as a certified public accountant with the accounting firm of Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Mr. Pacini has been a National Association of Corporate Directors (NACD) Board Leadership Fellow since 2014. Mr. Pacini received his B.A. in Political Science from Colgate University in 1977 and his M.B.A. from Cornell University in 1979. Mr. Pacini also served as an independent director, audit committee chair and the financial expert for Cadiz Inc. (NASDAQ: CDZI), a land and water resource development public company, from 2005 until July 2019.

Mr. Adam S. Markman. Mr. Markman has served as an independent member of our board of directors since January 15, 2019. Mr. Markman has been Executive Vice President, Chief Financial Officer and Treasurer of Equity Commonwealth (NYSE: EQC), a REIT primarily investing in office properties, since July 2014. Mr. Markman served as Managing Director of Green Street Advisors, Inc., a real estate research firm (“Green Street”), where he worked from 1994 to 2014. While at Green Street, Mr. Markman headed the firm's consulting and advisory practice, played a key role in the firm's investment arm for real estate investment trusts and previously led the firm's retail and lodging research efforts. Mr. Markman has also served as a real estate consultant at Kenneth Leventhal & Co. Mr. Markman was a member of Green Street's board of directors, currently sits on Mark IV Capital's board of directors and is an adviser to Twin Rock Partner's Housing Fund. He is also a member of the National Association of Real Estate Investment Trusts (NAREIT) and the Urban Land Institute (ULI). Mr. Markman earned his M.B.A. in Finance/Real Estate from Columbia University and a B.A. from U.C. Berkeley. Our board of directors has concluded that Mr. Markman is qualified to serve as an independent director by reason of his extensive experience in the real estate business.

Mr. Curtis B. McWilliams. Mr. McWilliams has served as an independent member of our board of directors, chair of the conflicts committee since January 15, 2019 and chair of the special committee since February 2019. Mr. McWilliams has been non-executive Chairman of the board of directors of Ardmore Shipping Corporation (NYSE: ASC) since January 1, 2019 and a director since January 2016. Mr. McWilliams was also Lead Director of Braemar Hotels & Resorts Inc. (NYSE: BHR) from November 2013 until July 31, 2019 and he continues to be a member of the board and chair of the audit committee. Mr. McWilliams was also an independent director of Campus Crest Communities, Inc. from May 2015 to March 2016. Mr. McWilliams is a real estate industry veteran with over 25 years of experience in finance and real estate. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007.

Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the board of directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. McWilliams holds a M.B.A., with a concentration in Finance, from the University of Chicago Graduate School of Business, and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University. Our board of directors has concluded that Mr. McWilliams is qualified to serve as an independent director by reason of his extensive experience in the real estate business and investment banking.

Mr. Thomas H. Nolan, Jr. Mr. Nolan has served as an independent member of our board of directors since January 15, 2019. Mr. Nolan has been a director of WashREIT (NYSE: WRE) since 2015. He previously served as Chairman of the board of directors and Chief Executive Officer of Spirit Realty Capital, Inc. (NYSE: SRC) from September 2011 until May 2017. Mr. Nolan previously worked for General Growth Properties, Inc. (“GGP”), serving as Chief Operating Officer from March 2009 to December 2010 and as President from October 2008 to December 2010. He also served as a member of the board of directors of GGP from 2005 to 2010. GGP filed for protection under Chapter 11 of the U.S. Bankruptcy Code in April 2009 and emerged from bankruptcy in November 2010. Mr. Nolan was a member of the senior management team that led GGP’s reorganization and emergence from bankruptcy, which included the restructuring of $15.0 billion in project-level debt, payment in full of all of GGP’s pre-petition creditors and the securing of $6.8 billion in equity commitments. From July 2004 to February 2008, Mr. Nolan served as a Principal and Chief Financial Officer of Loreto Bay Company, the developer of the Loreto Bay master planned community in Baja, California Sur, Mexico. From October 1984 to July 2004, Mr. Nolan held various financial positions with AEW Capital Management, L.P., a national real estate investment advisor, and from 1998 to 2004, he served as Head of Private Equity Investing and as President and Senior Portfolio Manager of The AEW Partners Funds. Mr. Nolan holds a B.B.A. from the University of Massachusetts, Amherst. Our board of directors has concluded that Mr. Nolan is qualified to serve as an independent director by reason of his extensive experience in the real estate business.

Mr. Jeffrey Randolph. Mr. Randolph has served as an independent member of our board of directors and chair of the audit committee since July 2016. Mr. Randolph has also been an independent director and audit committee chair of BRIX REIT, Inc. since November 2017 and was an independent trust manager of affiliated REIT I from 2014 to January 11, 2019. From 2002 through 2007 and then again from 2010 through March 2017 (now retired), Mr. Randolph was a Principal and served as Chief Financial Officer and Chief Compliance Officer for Affinity Investment Advisors, LLC, a firm specializing in U.S. stock exchange investments. In 2007, Affinity was purchased by Morgan Stanley Investment Management. From 2007 through 2010, Mr. Randolph served as Managing Director for Morgan Stanley and its wholly owned subsidiary Van Kampen Investments. His role included supporting the firm’s domestic and international investment clients. Toward the end of 2010, Mr. Randolph was part of the decision to re-launch Affinity as an independent entity to capitalize on the increasing investor interest in boutique management firms. Mr. Randolph brings 25 years of investment experience to our REIT. His previous work experience includes Principal at Avalon Financial Group Inc., which specialized in the restructuring and placement of commercial real estate financings, Chief Financial Officer for Bonutto-Hofer Investments a private real estate investment firm that specialized in acquisition and management of commercial real estate properties in the western U.S., and Vice President at Security Pacific National Bank. Mr. Randolph also serves on the board of TSJ Hope Builders, a Santa Ana, California based nonprofit dedicated to moving young men and women out of poverty through life and job skills training. He is also a cofounder of Building Blocks Foundation Fund, an organization of commercial real estate professionals dedicated to supporting Orange County’s disadvantaged youth. Mr. Randolph received his bachelor’s degree in Business Finance from California State University, Long Beach. Our board of directors has concluded that Jeffrey Randolph is qualified to serve as an independent director by reason of his extensive experience in real estate and investment management.

Additional Director Nominee

Mr. Joe F. Hanauer. Mr. Hanauer has served as an independent director of our sponsor and our advisor since November 2016. From January 1990 through the present. Mr. Hanauer has been principal of Combined Investments, LLC and affiliated companies which invest in real estate as well as real estate related businesses. Mr. Hanauer also serves on the board of directors of Porch, Inc. and was Chairman of the Move, Inc. (formerly NASDQ) Global Advisory Board, operator of Realtor.com, where he served as Chairman of the Board for thirteen years and negotiated the sale of the company to News Corp. Previously, as Chairman of Grubb & Ellis (formerly NYSE) from 1993 to 1998, he also became interim Chief Executive Officer to lead the financial restructuring of the company, one of the nation’s largest commercial real estate services and property management companies at the time, shedding all debt and returning the company to profitability. Prior to forming Combined Investments, Mr. Hanauer was Chairman and Chief Executive Officer of Coldwell Banker Residential Real Estate from 1981 through 1989, having been responsible for developing all of its residential brokerage, franchising and mortgage related businesses internationally. Under his direction, revenues grew to nearly $1 billion annually and broker coverage increased from 2,000 people to over 40,000 operating out of 2,000 locations. Coldwell Banker became an acknowledged leader in its field. He joined Coldwell Banker when he and his partners sold their Chicago based real estate firm to the company. Regarding charitable involvement, he is a life Trustee of Roosevelt University and Chairman of the Board of IHC Global, an organization dedicated to creating sustainable cities globally with safe and inclusive housing. He is a director of Laguna Beach Live!, an organization enabling people to easily access live, quality music; is immediate past Chair of Laguna Playhouse, a leading theatre which will be celebrating its 100th year in 2020 and on the board of Laguna Art Museum. He is a Senior Business Fellow at the Harvard University Joint Center for Housing Studies. Mr. Hanauer received an undergraduate degree in marketing and business from Roosevelt University and did graduate studies at the University of Chicago. Our board of directors has concluded that Joe F. Hanauer is qualified to serve as a director by reason of his extensive experience in real estate and investment management.

Board of Directors

General

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board is responsible for the management and control of our affairs. In addition, our board has a fiduciary duty to our stockholders to supervise our relationship with our advisor, who shall manage our day-to-day operations and our portfolio of real estate investments. Our board will communicate with our advisor and oversee our operations. Acquisition parameters are established by our board, including a majority of our conflicts committee, and potential acquisitions outside of these parameters require approval by the board, including a majority of our conflicts committee. Because of the conflicts of interest created by our relationships with our advisor and various affiliates, many of the responsibilities of our board have been delegated to our conflicts committee, which is comprised solely of independent directors.

Leadership Structure

The composition of the NNN REIT Board of Directors and the corporate governance provisions in its charter ensure strong oversight by independent directors. The audit committee and conflicts committee are each composed entirely of independent directors. NNN REIT’s management is led by Mr. Halfacre, our chief executive officer and president, and the chairman of our board is Mr. Wirta. As chairman of the board, Mr. Wirta is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings in consultation with Mr. Halfacre and subject to the requests of other directors. Mr. Halfacre is responsible for providing information to the other directors in advance of meetings and between meetings. The direct involvement of Messrs. Wirta and Halfacre in NNN REIT’s operations makes them best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of NNN REIT’s short- and long-term objectives. NNN REIT does not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in the NNN REIT Board and committee meetings.

Meetings of our Board of Directors

During 2018, the NNN REIT Board held four meetings, and acted by unanimous written consent on 21 occasions. There are three committees of the NNN REIT Board, each of which is composed entirely of independent directors: the audit committee, the conflicts committee and a special committee. Information regarding the number of meetings held during 2018 by the audit committee and the conflicts committee is set forth under “—Committees of the NNN REIT Board” below. The special committee, which the NNN REIT Board established to evaluate a potential transaction with REIT I, was formed in March 2019 and, accordingly, did not hold any meetings in 2018. During 2018, each director attended at least 75% of the aggregate meetings of the NNN REIT Board and the committees of the NNN REIT Board on which he served during 2018. All NNN REIT directors are encouraged to attend NNN REIT’s annual meeting of stockholders each year. All the then-current directors of the NNN REIT Board attended its 2018 annual meeting of stockholders held on August 3, 2018.

Director Independence

NNN REIT’s charter requires that a majority of its directors be “Independent Directors” (as defined in the NNN REIT Charter), except at a time when there is a vacancy on the NNN REIT Board. A copy of the NNN REIT Charter is available in the NNN REIT Documents - Corporate Governance section of our website at www.richuncles.com. For purposes of the charter, an Independent Director is any director who is not associated and has not been associated within the last two years, directly or indirectly, with BrixInvest or the NNN REIT Advisor. A director is deemed to be associated with BrixInvest or the NNN REIT Advisor if he or she: (i) owns an interest in BrixInvest, the NNN REIT Advisor or any of their affiliates; (ii) is employed by BrixInvest, the NNN REIT Advisor or any of their affiliates; (iii) is an officer or director of BrixInvest, the NNN REIT Advisor or any of their affiliates; (iv) performs services, other than as a director, for NNN REIT; (v) is a director for more than three REITs organized by BrixInvest or advised by the NNN REIT Advisor; or (vi) has any material business or professional relationship with BrixInvest, the NNN REIT Advisor or any of their affiliates. For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the director from BrixInvest and the NNN REIT Advisor and their affiliates shall be deemed material per se if it exceed 5% of the director’s annual gross revenue (derived from all sources) during either of the last two years or net worth (on a fair market value basis). A director is also deemed to be associated with BrixInvest or the NNN REIT Advisor if the director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law, or brothers- or sisters-in-law is or has been associated with BrixInvest, the NNN REIT Advisor, any of their affiliates or NNN REIT.

In addition, although shares of NNN REIT common stock are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with the company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company).

The NNN REIT Board has determined that Adam S. Markman, Curtis B. McWilliams, Thomas H. Nolan, Jr. and Jeffrey Randolph each qualify as an “Independent Director” as defined in the NNN REIT Charter and satisfies the New York Stock Exchange independence standards. Mr. Randolph also serves as an independent member of the board of directors of BRIX REIT and resigned as an independent member on the REIT I Board on January 11, 2019. Messrs. Markman, McWilliams and Nolan, Jr. joined the NNN REIT Board on January 2019 following the resignations of Messrs. Vipe Desai, David Feinleib and Jonathan Platt. Messrs. Desai, Feinleib and Platt are independent directors on the REIT I Board and resigned from the NNN REIT Board in connection with REIT I’s decision to pursue strategic alternatives, which the REIT I Board announced on January 14, 2019. The NNN REIT Board previously determined that each of Messrs. Desai, Feinleib and Platt qualified as an “Independent Director” as defined in NNN REIT’s charter and satisfied the New York Stock Exchange independence standards during the period of their service on the NNN REIT Board in 2018. Mr. Hanauer, if elected to the NNN REIT Board at the NNN REIT annual meeting, will not qualify as an “Independent Director” as defined in the NNN REIT Charter as a result of his service as a director of our sponsor and the NNN REIT Advisor.

Stockholder Communications with Directors

NNN REIT has established a procedure for stockholders to communicate comments and concerns to the NNN REIT Board. Stockholders may contact the NNN REIT Board at the following address:

Board of Directors of RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(855) 742-4862

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, NNN REIT’s Code of Business Conduct and Ethics or other suspected wrongdoings affecting NNN REIT or its properties or assets, or (2) any complaints or concerns regarding our accounting, internal accounting controls, auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting NNN REIT. Stockholders should report any such suspected violations or other complaints or concerns by any of the following means:

•	By calling toll free at (855) 742-4862; or
•	By mailing a description of the suspected violation or concern to:

Conflicts Committee
c/o RW Holdings NNN REIT, Inc.
3090 Bristol Street Suite 550
Costa Mesa, CA 92626

Reports will be made known to our Compliance Officer and the conflicts committee chair, provided that no person named in the report will receive the report directly.

Risk Management Role

The NNN REIT Board, as a whole and through its committees, has responsibility for the oversight of risk management.

The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the independent directors and potential conflicts of interest involving our advisor, sponsor and their affiliates.

Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire NNN REIT Board is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within NNN REIT.

Code of Ethics

NNN REIT has adopted a Code of Business Conduct and Ethics (“NNN REIT Code”) that applies to all of its employees and officers, including its principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions and all members of the NNN REIT Board. The NNN REIT Code covers topics including, but not limited to, conflicts of interest, confidentiality, fair dealings, record keeping and reporting, protection and proper use of assets, payments to foreign and U.S. government personnel and compliance with laws, rules and regulations. The NNN REIT Code is posted in the NNN REIT Documents-Corporate Governance section of its website at www.richuncles.com. To the extent required by SEC rules, NNN REIT intends to promptly disclose future amendments to certain provisions of the NNN REIT Code, or waivers of such provisions granted to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, in the NNN REIT Corporate Governance section of its website.

Committees of the NNN REIT Board

Audit Committee

In order to assist the NNN REIT Board in fulfilling its responsibilities, the NNN REIT Board has appointed an audit committee of the board of directors, which is composed solely of independent directors. All members of the audit committee are financially literate, and the NNN REIT Board has determined that Mr. Jeffrey Randolph satisfies the SEC’s requirements for an “audit committee financial expert.” The audit committee’s function is to oversee (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, and (iv) our independent auditors’ qualifications, performance and independence. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. The audit committee charter is available in the NNN REIT Corporate Governance section of the website at www.richuncles.com/documents.

In order to ensure that the provision of services by NNN REIT’s independent registered public accounting firm does not impair the auditors’ independence, the audit committee pre-approves all auditing services performed for NNN REIT by its independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting. Furthermore, the audit committee may select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. The members of NNN REIT’s audit committee are Mr. Jeffrey Randolph, Chairman, Mr. Adam S. Markman, Mr. Curtis B. McWilliams and Mr. Thomas H. Nolan, Jr.

During 2018, the audit committee held four meetings, and did not act by unanimous written consent.

Relationship with Principal Auditor

Overview

For the year ended December 31, 2017, Ernst & Young LLP (“Ernst & Young”) served as NNN REIT’s independent registered public accounting firm. Ernst & Young had served as its independent registered public accounting firm since June 10, 2016. After consideration of the historical and expected audit fees of NNN REIT, on May 21, 2018, the audit committee engaged Squar Milner as its independent registered public accounting firm to audit our financial statements for the year ending December 31, 2018. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to our stockholders in accordance with applicable securities laws.

Change in Independent Registered Public Accounting Firm

On May 21, 2018, the audit committee completed a process to determine NNN REIT’s independent registered public accounting firm for the fiscal year ending December 31, 2018. This process included an evaluation of the historical and expected audit fees of NNN REIT. As a result of this process, the audit committee approved the engagement of Squar Milner as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. On May 22, 2018, the Company informed Ernst & Young LLP that it had been dismissed as the Company’s independent registered public accounting firm, effective May 21, 2018.

The reports of Ernst & Young on NNN REIT’s consolidated financial statements for each of the two fiscal years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles generally accepted in the United States (“GAAP”). In connection with the audits of NNN REIT’s consolidated financial statements for the fiscal years ended December 31, 2016 and 2017, and in the subsequent interim period through May 21, 2018, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between NNN REIT and Ernst & Young on any matters of GAAP or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

In the fiscal years ended December 31, 2016 and 2017 and in the subsequent interim period through May 21, 2018, there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K), except that, as reported in Part II, Item 9A of NNN REIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, NNN REIT concluded that its internal control over financial reporting was not effective as of December 31, 2016 due to the existence of material weaknesses in NNN REIT’s internal control over financial reporting related to (1) the lack of sufficient qualified resources to be able to produce accurate and complete financial statements and disclosures in a timely manner and (2) lack of established processes relating to the preparation and review of analyses and reconciliations necessary to execute a timely financial close resulting in accurate financial information. The audit committee discussed the material weaknesses in NNN REIT’s internal control over financial reporting with Ernst & Young and authorized Ernst & Young to respond fully to any inquiries of Squar Milner concerning such material weaknesses.

During the year ended December 31, 2017, management, with the concurrence and oversight of the audit committee, developed and implemented its plan to remediate the material weaknesses. Following an analysis of the accounting and financial reporting organization of BrixInvest, additional positions were created. In addition, in October 2017, a review and documentation of the financial close process began and a plan was developed to test the design and implementation of key controls related to the financial close and related processes. During the quarter ended December 31, 2017, as part of the remediation plan, management completed its review and documentation of the financial close and related processes and tested the design and implementation of key controls related to the financial close and related processes. NNN REIT verified that the aforementioned controls were appropriately designed and implemented as of December 31, 2017. As a result, NNN REIT believes that it remediated the material weaknesses as of December 31, 2017.

NNN REIT provided Ernst & Young with a copy of the disclosures contained in the Current Report on Form 8-K filed with the SEC on May 25, 2018 (the “Form 8-K”) prior to the time the Form 8-K was filed with the SEC. NNN REIT requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not Ernst & Young agrees with the statements contained in the Form 8-K. A copy of that letter, dated May 25, 2018, from Ernst & Young was filed as Exhibit 16.1 with the Form 8-K.

As set forth above, concurrent with the decision to dismiss Ernst & Young as NNN REIT’s independent registered public accounting firm, the audit committee approved the engagement of Squar Milner as NNN REIT’s new independent registered public accounting firm and NNN REIT engaged Squar Milner as its independent registered public accounting firm on May 21, 2018.

During NNN REIT’s fiscal years ended December 31, 2016 and 2017, and during the subsequent interim period prior to the engagement of Squar Milner, neither NNN REIT, nor anyone on its behalf, has consulted Squar Milner with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on NNN REIT’s consolidated financial statements, and neither a written report was provided to NNN REIT nor oral advice was provided to NNN REIT that Squar Milner concluded was an important factor considered by NNN REIT in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Pre-Approval Policies

In order to ensure that the provision of services by NNN REIT’s independent registered public accounting firm does not impair the auditors’ independence, the audit committee pre-approves all auditing services performed for NNN REIT by its independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Squar Milner for the year ended December 31, 2018 and by Ernst & Young for the year ended December 31, 2017 and 2018 were pre-approved in accordance with the policies and procedures described above.

Fees Paid to Principal Auditor

Set forth below are aggregate fees billed to NNN REIT for professional accounting services by Squar Milner and Ernst & Young for the year ended December 31, 2018 and Ernst & Young for the year ended December 31, 2017:

	2018	2017
Audit fees(1)
Squar Milner	$210,295	$—
Ernst and Young	69,984	575,160
Audit-related fees
Squar Milner	—	—
Ernst and Young	—	—
Tax fees
Squar Milner	—	—
Ernst and Young(1)	12,360	66,905
All other fees
Squar Milner	—	—
Ernst and Young	—	—
Total	$292,639	$642,065
(1)	Tax fees consisted of fees for services rendered during the fiscal year for professional services related to federal and state tax income preparation, tax compliance and planning, tax advice, tax filing assistance and qualification tests for REIT status.

Audit Committee Report

The audit committee represents the NNN REIT Board in discharging its responsibilities relating to the accounting, reporting and financial practices of NNN REIT and, among other things, is responsible for overseeing NNN REIT’s accounting and financial reporting process. Management is responsible for the preparation, presentation and integrity of NNN REIT’s financial statements; for the appropriateness of the accounting principles and reporting policies that are used by NNN REIT; and for establishing and maintaining internal control over financial reporting as required by applicable SEC rules. Squar Milner, NNN REIT’s independent registered public accounting firm for the year ended December 31, 2018, was responsible for auditing NNN REIT’s financial statements and for reviewing the NNN REIT’s unaudited interim financial statements. The audit committee’s responsibility was to monitor and oversee these processes. The members of the audit committee are not professionally engaged in the practice of accounting or auditing and thus their oversight does not provide an independent basis to determine that management has applied U.S. GAAP appropriately or maintained appropriate internal controls and disclosure controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

In this context, the audit committee reviewed and discussed NNN REIT’s audited financial statements for the year ended December 31, 2018, including a discussion of the quality and acceptability of its financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Squar Milner, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP, the matters required to be discussed by Auditing Standard 1301, “Communications with Audit Committees,” as adopted by the Public Company Accounting Oversight Board. The audit committee received from Squar Milner the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Squar Milner’s communications concerning its independence and discussed with Squar Milner its independence from NNN REIT. In addition, the audit committee considered whether Squar Milner’s provision of non-audit services is compatible with Squar Milner’s independence.

Based on these reviews and discussions, the audit committee recommended to the Board of Directors that the 2018 audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

The Audit Committee of the Board of Directors
Jeffrey Randolph, Chairman
Adam S. Markman
Thomas J. Nolan, Jr.
Curtis B. McWilliams

The foregoing Report of the Audit Committee shall not be deemed to be “soliciting material” or incorporated by reference by any general statement incorporated by reference this Proxy Statement into any filing under the Exchange Act, except to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under the Exchange Act.

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, the board of directors has appointed a conflicts committee of our board of directors, which is composed of all of our independent directors. Our conflicts committee operates pursuant to a conflicts committee charter, which has been adopted by the board of directors to define the committee’s responsibilities. Our conflicts committee charter authorizes our conflicts committee to act on any matter permitted under Maryland law. Our conflicts committee acts by majority vote of its members. Both our board of directors and our conflicts committee must act upon those conflict of interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense.

The responsibilities of the conflicts committee are to (i) approve transactions, and resolve other conflicts of interest, between NNN REIT and its subsidiaries, on the one hand, and BrixInvest, NNN REIT’s advisor, any director or any of their respective affiliates, on the other hand; (ii) recommend director candidates for membership on the NNN REIT Board; (iii) make decisions regarding the compensation of officers and directors; and (iv) perform such other responsibilities as are set forth in the written charter of the conflicts committee. As part of these responsibilities, the conflicts committee is also responsible for overseeing compliance with and enforcing the provisions of the advisory agreement NNN REIT has entered into with its advisor and BrixInvest and to at least annually review and approve any renewal of the advisory agreement and the compensation that we pay to NNN REIT’s advisor and its affiliates pursuant to the advisory agreement. The conflicts committee charter is available in the NNN REIT Corporate Governance section of our website at www.richuncles.com.

The current members are Curtis B. McWilliams, Chairman, Adam S. Markman, Thomas H. Nolan, Jr. and Jeffrey Randolph.

During 2018, the conflicts committee held five meetings and acted by unanimous written consent on three occasions.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. On July 20, 2016, we commenced the NNN REIT Registered Offering and, on August 11, 2017, we commenced the NNN REIT Class S Offering. We reimburse our sponsor for organizational and offering expenses up to 3.0% of the gross proceeds raised from the NNN REIT Offerings, including dividend reinvestment proceeds but excluding upfront commissions and fees on the sale of Class S shares. On September 18, 2019, the NNN REIT Board approved the temporary suspension of the NNN REIT Offerings, effective as of the close of business on September 18, 2019. The NNN REIT Offerings will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve resuming the NNN REIT Offerings.

Through the year ended December 31, 2018, we had raised approximately $140,684,065 through the NNN REIT Offerings and the reimbursable offering costs of $4,215,004 represented approximately 3% of the capital raised.

Acquisition and Investment Policies. We have invested substantially all of the net proceeds from the NNN REIT Offerings in a diverse portfolio of real estate investments and we continue to seek to make additional real estate investments.

We primarily invest, directly or indirectly through investments in non-affiliated entities, in single-tenant income-producing properties, which are leased to creditworthy tenants under long-term net leases. While our focus is on single tenant net leased properties, we plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to our stockholders through a relatively predictable and stable current stream of income from properties with the potential for long-term capital appreciation in the value.

Borrowing Policies. We may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 50% leverage in connection with our acquisition strategy. Our charter limits our borrowings to 50% of our net assets (where “net assets” is equal to our total assets (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities), unless any excess borrowing is approved by a majority of this conflicts committee and is disclosed to our stockholders in our next quarterly report, along with the justification for such excess. As of December 31, 2018, our leveraged properties borrowings, excluding borrowings outstanding under our revolving credit facility used in connection with our initial acquisition of properties, were approximately 44.6% of our net assets.

We may borrow amounts from our advisor or its affiliates if such borrowings are approved by a majority of our directors, including a majority of this conflicts committee, not otherwise interested in the transaction, as being fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Creditworthiness of Tenants Policies. In the course of making real estate investment decisions, we and the NNN REIT Board assess the creditworthiness of the tenants that lease the properties we intend to purchase. Tenant creditworthiness is an important investment criterion, as it provides a barometer of relative risk of tenant default. Tenant creditworthiness analysis is just one element of due diligence which we intend to perform when considering a property purchase; and the weight we intend to ascribe to tenant creditworthiness is a function of the results of other elements of due diligence.

We do not systematically analyze tenant creditworthiness on an ongoing basis, post-acquisition. Many leases limit our ability as landlord to demand on recurring bases non-public tenant financial information. It is our policy and practice, however, to monitor public announcements regarding our tenants, as applicable, and tenant payment histories.

Leasing Policies. We expect, in most instances, to acquire single tenant properties with existing net leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance, common area maintenance charges, and building repairs related to the property, in addition to the lease payments. We anticipate that most of our acquisitions will have lease terms of five to 15 years at the time of the property acquisition, and we may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is located in a desirable location, is difficult to replace, or has other significant favorable real estate attributes.

Disposition Policies. We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders. The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our advisor. All transactions between us and our advisor and its affiliates must be approved by a majority of this conflicts committee.

We did not sell any real estate investments during the year ended December 31, 2018.

Our Policy Regarding Transactions with Related Persons

Our conflicts committee is required to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Business Conduct and Ethics requires our employees and directors to be scrupulous in avoiding any action or interest that conflicts with, or gives the appearance of a conflict with, our interests. Our employees and directors are required to report potential and actual conflicts to the Compliance Officer, currently Jean Ho, or directly to the conflicts committee, as appropriate.

Certain Transactions with Related Persons

Our Relationship with our Sponsor and Advisor. We have entered into the NNN REIT Advisory Agreement with the NNN REIT Advisor and our sponsor. See “—NNN REIT Advisory Agreement” for a description of the services provided to us by the NNN REIT Advisor and other information regarding the NNN REIT Advisory Agreement.

The NNN REIT Advisor is subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent. We initially entered the NNN REIT Advisory Agreement with our advisor in connection with the NNN REIT Registered Offering and the agreement has been amended and restated at various times thereafter, most recently as of August 9, 2019. The NNN REIT Advisory Agreement has a current term expiring on December 31, 2019, subject to an unlimited number of successive renewals (not to exceed one year upon any renewal) upon the mutual consent of the parties.

The NNN REIT Advisory Agreement entitles the NNN REIT Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, and also entitles our advisor to reimbursement of organizational and offering costs incurred by our advisor or sponsor on behalf of NNN REIT, such as expenses related to our offerings of Class C and Class S common stock, and certain costs incurred by our advisor or sponsor in providing services to NNN REIT. In addition, the NNN REIT Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the NNN REIT Advisory Agreement.

Summarized below is information about the costs incurred by NNN REIT pursuant to the NNN REIT Advisory Agreement for the year ended December 31, 2018.

Organizational and Offering Costs. Pursuant to the NNN REIT Advisory Agreement, we are obligated to reimburse our sponsor or its affiliates for organizational and offering expenses paid by our sponsor on behalf of NNN REIT. We will reimburse our sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. Our sponsor and its affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. As of December 31, 2018, our sponsor has incurred organizational and offering expenses of $8,442,205 on behalf of the Company, which is in excess of 3.0% of the gross offering proceeds received by the Company. To the extent we have more gross offering proceeds from future stockholders, we will be obligated to reimburse our sponsor. As the amount of future gross offering proceeds is uncertain, the amount we are obligated to reimburse to our sponsor is uncertain. As of December 31, 2018, we have reimbursed our sponsor $4,215,004 in organizational and offering costs. Our maximum liability for organizational and offering costs through December 31, 2018 was $4,228,172, of which $13,168 was payable as of December 31, 2018.

Investor Relations Payroll Expense Reimbursements from Sponsor. We employ investor personnel that answer inquiries from potential investors regarding NNN REIT and/or the NNN REIT Registered Offering. The payroll expense associated with the investor relations personnel is reimbursed by our sponsor. The sponsor considers these payroll costs to be offering expenses.

Acquisition Fees. We pay the NNN REIT Advisor a fee in an amount equal to 3.0% of our contract purchase price of its properties, as defined, as acquisition fees. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to NNN REIT. Acquisition fees for the year ended December 31, 2018 including fees paid for additions to existing properties were $2,752,339, of which $0 was payable as of December 31, 2018.

Asset Management Fees. We pay to the NNN REIT Advisor as compensation for the advisory services rendered to NNN REIT a monthly fee in an amount equal to 0.1% of NNN REIT’s total investment value, as defined (the “Asset Management Fee”), as of the end of the preceding month. The Asset Management Fee shall be payable monthly on the last business day of such month. The Asset Management Fee, which must be reasonable in the determination of NNN REIT’s independent directors at least annually, may or may not be taken, in whole or in part as to any year, in the sole discretion of our advisor. All or any portion of the Asset Management Fee not paid as to any fiscal year shall be deferred without interest and may be paid in such other fiscal year as the NNN REIT Advisor shall determine.

Additionally, to the extent the NNN REIT Advisor elects, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee, the NNN REIT Advisor will be deemed to have waived, not deferred, that portion of its monthly Asset Management Fee that is up to 0.025% of the total investment value of NNN REIT’s assets. The total amount of Asset Management Fees incurred in the year ended December 31, 2018 was $2,004,760, of which $0 was waived. Asset Management Fees payable at December 31, 2018 were $0.

Financing Coordination Fee. Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the NNN REIT Advisor or an affiliate provides a substantial amount of the services (as determined by a majority of NNN REIT’s independent directors) in connection with the post-acquisition financing or refinancing of any debt that NNN REIT obtains relative to a property, then we shall pay to the NNN REIT Advisor or such affiliate a financing coordination fee equal to 1.0% of the amount of such financing. Financing coordination fees for the year ended December 31, 2018 were $262,050, of which $0 was payable as of December 31, 2018.

Property Management Fees. If the NNN REIT Advisor or any of its affiliates provides a substantial amount of the property management services (as determined by a majority of NNN REIT’s independent directors) for NNN REIT’s properties, then we shall pay to the NNN REIT Advisor or such affiliate a property management fee equal to 1.5% of gross revenues from the properties managed. We also will reimburse the NNN REIT Advisor and any of its affiliates for property-level expenses that such person pays or incurs on behalf of NNN REIT, including salaries, bonuses and benefits of persons employed by such person, except for the salaries, bonuses and benefits of persons who also serve as one of NNN REIT’s executive officers or as an executive officer of such person. The NNN REIT Advisor or its affiliate may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. Property management fees and related salary reimbursements for the year ended December 31, 2018 were $174,529, of which $96,792 was payable as of December 31, 2018.

Disposition Fees. For substantial assistance in connection with the sale of properties, we are required to pay to the NNN REIT Advisor or one of its affiliates 3.0% of the contract sales price, as defined, of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the NNN REIT Advisor or its affiliates, the disposition fees paid to our advisor or sponsor or their respective affiliates and unaffiliated third parties may not exceed the lesser of the competitive real estate commission or 6% of the contract sales price. There were no disposition fees incurred during the year ended December 31, 2018.

Subordinated Participation Fees. Until August 2019, we were required to pay the NNN REIT Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee was only due if the Preferred Return, as defined in the NNN REIT Advisory Agreement, was achieved and was equal to the sum of (using terms as defined in the NNN REIT Advisory Agreement):

•	30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;
•	30% of the product of: (a) the amount by which aggregate distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly basis.

We calculated a subordinated participation fee of $839,050 as of December 31, 2018, which the NNN REIT Board approved on January 11, 2019, which was paid in cash during the first quarter of 2019. On August 9, 2019, the NNN REIT Advisory Agreement was amended to delete the subordinated participation fee from the agreement.

Leasing Commission Fees. If any of NNN REIT’s properties become unleased and the NNN REIT Advisor or any of its affiliates provides a substantial amount of the services (as determined by a majority of NNN REIT’s independent directors) in connection with the leasing of the property or properties to unaffiliated third parties, then we are required to pay to our advisor or such affiliate leasing commissions equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission. To the extent that an unaffiliated real estate broker assists in such leasing services, any compensation paid by us to our advisor or any of its affiliates will be reduced by the amount paid to such unaffiliated real estate broker. There were no leasing commission fees incurred during the year ended December 31, 2018.

Other Operating Expense Reimbursement. Under the NNN REIT Charter, our total operating expenses are limited to the greater of 2% of average invested assets or 25% of net income for the four most recently completed fiscal quarters (the “2%/25% Limitation”). If we exceed the 2%/25% Limitation, the NNN REIT Advisor must reimburse us the amount by which the aggregate total operating expenses exceeds the limitation, or we must obtain a waiver from the conflicts committee of the NNN REIT Board. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of NNN REIT’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, reserves for bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by NNN REIT, as determined by GAAP, that are in any way related to the Company’s operation including asset management fees, but excluding (a) the expenses of raising capital such as organizational and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of NNN REIT’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based upon increases in NAV per share; (f) acquisition fees and acquisition expenses (including expenses, relating to potential investments that NNN REIT does not close); and (h) disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property (other than disposition fees on the sale of assets other than real property), including the costs of insurance premiums, legal services, maintenance, repair and improvement of real property.

Operating expense reimbursements for the four fiscal quarters ended December 31, 2017 exceeded the 2%/25% Limitation. The conflicts committee of the NNN REIT Board approved the operating expenses above the 2%/25% Limitation, as they determined that the relationship of NNN REIT’s operating expenses to average invested assets were justified for the year ended December 31, 2017 given the costs of operating a public company and the early stage of operations. Operating expense reimbursements were in compliance with the 2%/25% Limitation for the four fiscal quarters ended December 31, 2018.

Non-Solicitation Agreement. We have a Non-Solicitation Agreement with the NNN REIT Advisor and BrixInvest in which we agreed not to solicit the employment of any of their respective employees during the 12-month period following any termination of or failure to annually renew the NNN REIT Advisory Agreement.

This conflicts committee considers our relationship with our advisor and our sponsor during 2018 to be fair. This conflicts committee believes that the amounts payable to the NNN REIT Advisor under the NNN REIT Advisory Agreement is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

The Conflicts Committee of the Board of Directors
Curtis B. McWilliams, Chairman
Adam S. Markman,
Thomas H. Nolan, Jr.
Jeffrey Randolph

Nomination and Selection of Directors

NNN REIT does not have a standing nominating committee. Unless otherwise provided by Maryland law, the NNN REIT Board is responsible for selecting its own nominees and recommending them for selection by NNN REIT stockholders, provided that the conflicts committee is responsible for identifying and nominating replacements for any vacancies among independent director positions. NNN REIT has opted into a provision of Maryland law which provides that any vacancy created by the death, resignation, removal, adjudicated incompetence or other incapacity of a director or an increase in the number of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. NNN REIT’s independent directors will choose the nominees to fill vacancies in independent director positions. The NNN REIT Board believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with NNN REIT. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the NNN REIT Board has determined that the creating of a standing nominating committee is not necessary.

NNN REIT Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the NNN REIT Board. The full NNN REIT Board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the NNN REIT Board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The NNN REIT Board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire NNN REIT Board. The NNN REIT Board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the NNN REIT Board’s collective skill set that should be addressed in the nominating process.

Other considerations in director nominations include the candidate’s independence from conflict with us and the ability of the candidate to attend NNN REIT Board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by the NNN REIT Charter, at least one of the independent directors must have at least three years of relevant real estate experience, and each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the types of assets NNN REIT acquires and manages.

Selection of Directors. Unless otherwise provided by Maryland law, the NNN REIT Board is responsible for selecting its own nominees and recommending them for election by stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by stockholders annually.

In nominating candidates for the NNN REIT Board, the NNN REIT Board (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and the management of the NNN REIT Advisor. The NNN REIT Board and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The NNN REIT Board and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In evaluating the persons recommended as potential directors, the NNN REIT Board (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the NNN REIT Board or conflicts committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.9 of the NNN REIT bylaws.

Security Ownership of Certain Beneficial Owners and Management

As of September 30, 2019, there is no person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class C or Class S common stock. The following table shows, as of September 30, 2019, the amount of our Class C common stock beneficially owned (unless otherwise indicated) by (1) our directors, director nominees and executive officers; and (2) all of our directors and executive officers as a group. None of our directors, director nominees or executive officers own any shares of our Class S common stock. Mr. Pacini and Messrs. Halfacre and Wirta, who also serve on the NNN REIT Board, act as our executive officers through their roles with BrixInvest and the NNN REIT Advisor. The percentage of beneficial ownership is calculated based on 15,916,672 shares of Class C common stock outstanding as of September 30, 2019 and 16,102,932 shares of common stock (Class C and Class S) outstanding as of September 30, 2019.

Name(1)	Class C Shares Beneficially Owned(2)	Percent of Class C Shares(3)		Class S Shares Beneficially Owned	Percent of Common Stock(4)
Aaron S. Halfacre	521		*	—	*
Raymond E. Wirta	9,254		*	—	*
Raymond J. Pacini	—	—		—	*
Adam S. Markman	5,016		*	—	*
Curtis B. McWilliams	5,517		*	—	*
Thomas H. Nolan, Jr.	5,016		*	—	*
Jeffrey Randolph	12,710		*	—	*
Joe F. Hanauer	—	—		—	*
All directors and executive officers as a group	38,034		*	—	*
*	Represents less than 1% of our outstanding Class C or Class S common stock as of September 30, 2019 and none of the shares are pledged as security.
(1)	The address of each beneficial owner listed is 3090 Bristol Street, Suite 550, Costa Mesa, California 92626.
(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following September 30, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(3)	Based on 15,916,672 shares of Class C common stock outstanding on September 30, 2019.
(4)	Based on 16,102,932 shares of common stock (Class C and Class S) outstanding on September 30, 2019.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires NNN REIT’s directors, executive officers and any persons beneficially owning more than 10% of any registered class of our equity securities (collectively, the “insiders”) to report their initial ownership of those securities and most changes in that ownership to the SEC. To the Company’s knowledge, based solely on a review of the Section 16(a) reports filed by the insiders with the SEC or written representations from the insiders that no other reports were required with respect to the year ended December 31, 2018, all insiders timely filed all Section 16(a) reports required to be filed by them for 2018, with the exception of the following reports that were not filed timely:

Form 3 Filings

•	a Form 3 filing by each of Mr. Pacini (chief financial officer) and Ms. Sandra Sciutto (chief accounting officer) to report the ownership of zero and zero shares, respectively, of NNN REIT common stock at the time of their respective appointment as an officer of NNN REIT in April 2018 and July 2018, respectively; and

Form 4 Filings

•	seven Form 4 filings by Mr. Perduk to report the acquisition of 20, 40, 20, 20, 20, 20 and 20 shares of NNN REIT common stock in January, February, March, April, May, November and December 2018 pursuant to NNN REIT’s automatic investment program;
•	two Form 4 filings by Mr. Randolph to report the acquisition of 1,300 shares of NNN REIT common stock in March 2018 pursuant to NNN REIT’s director compensation program and a disposition of 1,000 shares of NNN REIT common stock in March 2018 pursuant to NNN REIT’s share repurchase program;
•	four Form 4 filings by Mr. Desai to report an acquisition of 500 shares of NNN REIT common stock in March 2018 pursuant to NNN REIT’s director compensation program and dispositions of 750, 250 and 400 shares of NNN REIT common stock in February, March and May 2018, respectively, pursuant to NNN REIT’s share repurchase program;
•	one Form 4 filing by Mr. Wang to report an acquisition of 500 shares of NNN REIT common stock in March 2018 pursuant to NNN REIT’s director compensation program;
•	two Form 4 filings by Mr. Feinleib to report acquisitions of 50 shares of NNN REIT common stock in each of May and November 2018 pursuant to NNN REIT’s automatic investment program; and
•	one Form 4 filing by Mr. Platt to report the acquisition of 1,000 shares of NNN REIT common stock in March 2018 pursuant to NNN REIT’s director compensation program.

Compensation of Executive Officers

NNN REIT’s executive officers do not receive compensation directly from NNN REIT for services rendered to it. NNN REIT’s executive officers are officers and/or employees of, or hold an indirect ownership interest in, NNN REIT’s advisor, sponsor and/or their affiliates, and its executive officers are compensated by these entities, in part, for their services to NNN REIT. See “—Certain Transactions with Related Persons” below for a discussion of the fees paid to NNN REIT’s advisor and its affiliates.

Director Compensation

During 2018, each of the independent directors of the NNN REIT Board received the following for attending meetings of the NNN REIT Board or its committees: (i) 500 shares of Class C common stock for each NNN REIT Board meeting attended; and (ii) 500 shares of Class C common stock for each committee meeting attended. We also paid an additional 300 shares of Class C common stock per fiscal quarter for the chairman of our audit committee of the NNN REIT Board. During 2019, we replaced the fees described above with quarterly retainers of $12,500 for each independent director, an additional quarterly retainer of $12,500 for each independent director serving on the special committee and a quarterly retainer of $2,500 for the chairs of the audit and conflicts committees, which amounts are, in each case, payable in shares of our Class C common stock. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from registration requirements of the Securities Act under Section 4(a)(2) thereof, and the company has not agreed to file a registration statement with respect to registration of the shares to the directors. The directors will be able to resell their shares to us pursuant to our share repurchase program. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at NNN REIT Board meetings. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

Summary Compensation Table

The table below sets forth information regarding compensation to our directors for the year ended December 31, 2018:

Name(1)	Stock Awards(2)
David Feinleib(3)	$16,080
Vipe Desai(3)	$36,180
Jonathan Platt(3)	$41,205
Jeffrey Randolph	$53,265
John Wang(4)	$21,105
(1)	The compensation paid to Mr. Halfacre, our Chief Executive Officer, Mr. Wirta, our Chairman of the Board, and Mr. Hofer, our former Chief Executive Officer (resigned December 31, 2018), is not included in this table because they are or were also executive officers of the Company and, therefore, received no compensation for their service as director.
(2)	The amounts in this column represent the aggregate fair value of each annual equity award on its grant date, computed in accordance with ASC Topic 718. We valued the stock awards as of the grant date by multiplying the offering price per share of our common stock on that date (which was $10.05) by the number of shares of stock awarded.
(3)	Resigned as an independent member of the NNN REIT Board effective on January 15, 2019.
(4)	Resigned as non-independent member of the NNN REIT Board effective on December 31, 2018.

Charter Provisions Relating to Conflicts of Interest

The NNN REIT Charter and the NNN REIT Bylaws contain restrictions relating to conflicts of interest, including the following:

Advisor Compensation. The conflicts committee of the NNN REIT Board evaluates at least annually whether the compensation that NNN REIT contracts to pay to the NNN REIT Advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the NNN REIT Charter. The conflicts committee of the NNN REIT Board also supervises the performance of its advisor and its affiliates and the compensation NNN REIT pays to them to determine whether the provisions of NNN REIT’s compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by the conflicts committee:

•	the amount of the fees and any other compensation, including stock-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of our investments;
•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;
•	the success of the NNN REIT Advisor in generating appropriate investment opportunities;
•	the rates charged to other companies, including other REITs, by advisors performing similar services;
•	additional revenues realized by the NNN REIT Advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;
•	the quality and extent of service and advice furnished by the NNN REIT Advisor and its affiliates;
•	the performance of our investment portfolio; and
•	the quality of our portfolio relative to the investments generated by the NNN REIT Advisor and its affiliates for their own account and for their other clients.

Under the NNN REIT Charter, NNN REIT can only pay its advisor or its affiliates a disposition fee or commission in connection with the sale of an asset if: (i) the advisor or its affiliates provide a substantial amount of the services in the effort to sell the asset; (ii) the fee does not exceed 3% of the sales price of the asset; and (iii) if in connection with a disposition, commissions are paid to third parties unaffiliated with NNN REIT’s advisor or its affiliates, the commission paid to its advisor or its affiliates does not exceed the lesser of the competitive real estate commission or 6% when combined with the commissions paid to such unaffiliated third parties. NNN REIT does not intend to sell assets to affiliates. However, if NNN REIT does sell an asset to an affiliate, its organizational documents would not prohibit it from paying its advisor or its affiliates a disposition fee. Before NNN REIT sold an asset to an affiliate, its charter would require that a majority of the NNN REIT Board (including a majority of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to NNN REIT.

NNN REIT’s charter also limits the amount of acquisition fees and acquisition expenses NNN REIT can incur to a total of 6% of the contract purchase price for the property. This limit may only be exceeded if a majority of the NNN REIT Board (including a majority of the conflicts committee) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to NNN REIT. Although NNN REIT’s charter permits acquisition fees and acquisition expenses to equal 6% of the purchase price, the NNN REIT Advisory Agreement limits the acquisition fee to 3% of the purchase price (including any acquisition expenses and any debt attributable to such investments). Any increase in the acquisition fee stipulated in the NNN REIT Advisory Agreement would require the approval of a majority of the conflicts committee. NNN REIT has estimated acquisition fees based an assumption that all of the acquisition fees are paid by NNN REIT; and all such acquisitions are based on our target leverage of 50%.

NNN REIT Advisory Agreement

Under the terms of the NNN REIT Advisory Agreement, the NNN REIT Advisor will use its best efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by the NNN REIT Board. Pursuant to the NNN REIT Advisory Agreement, the NNN REIT Advisor manages our day-to-day operations and performs other duties, including, but not limited to, the following:

•	finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;
•	structuring the terms and conditions of our investments, sales and co-ownerships;
•	acquiring real estate investments on our behalf in compliance with our investment objectives and policies;
•	arranging for financing and refinancing of our real estate investments;
•	entering into leases and service contracts for our properties;
•	reviewing and analyzing our operating and capital budgets;
•	assisting us in obtaining insurance;
•	generating an annual budget for us;
•	reviewing and analyzing financial information for each of our assets and the overall portfolio;
•	formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our real estate investments;
•	performing investor-relations services;
•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;
•	engaging and supervising the performance of our agents, including registrar and exchange agents;
•	performing administrative and operational duties reasonably requested by us; and
•	performing any other services reasonably requested by us.

Additionally, we will reimburse the NNN REIT Advisor for all of the costs incurred by it or its affiliates in connection with the organization and offering of our common stock, subject a limit of 3.0% of gross offering proceeds from the sale of both Class S and Class C shares, including dividend reinvestment proceeds for the Class C shares and the Class S shares but excluding upfront commissions and fees on the sale of Class S shares. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, exchange agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the NNN REIT Advisor and its affiliates (including our sponsor) for all marketing related costs and expenses; (ii) personnel employed to respond to inquiries from prospective stockholders; and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with the NNN REIT Registered Offering and marketing of our Class C shares. The expenses and payments subject to reimbursement by us include personnel and related direct employment or overhead costs related to existing / prospective investor relations of the NNN REIT Advisor and its affiliates.

If (i) we request that the NNN REIT Advisor perform services that are outside of the scope of the NNN REIT Advisory Agreement or (ii) there are changes to the regulatory environment in which we and the NNN REIT Advisor operate that significantly increases the level of services performed by the NNN REIT Advisor, such that the costs and expenses borne by the NNN REIT Advisor for which it is not entitled to separate reimbursement, such services will be separately compensated at rates and in amounts as are agreed to by the NNN REIT Advisor and our independent board members.

We are also obligated to reimburse the NNN REIT Advisor for certain expenses, including organization and offering expenses, the costs of providing services to us (other than for the employee costs in connection with services for which it earns acquisition fees or disposition fees, though we may reimburse the NNN REIT Advisor for travel and communication expenses) and payments made by the NNN REIT Advisor in connection with potential investments, whether or not we ultimately acquire the investment. The NNN REIT Advisor in its sole discretion may defer any fee or reimbursement payable to it under the NNN REIT Advisory Agreement. All or any portion of such fees or reimbursements not taken may be deferred without interest and paid when the NNN REIT Advisor determines.

The NNN REIT Advisory Agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the NNN REIT Advisor and us, and each renewal shall have a term of no more than one year. The NNN REIT Advisory Agreement was most recently renewed as of August 9, 2019 and has a current term expiring on December 31, 2019. Additionally, either a majority of our conflicts committee or the advisor may terminate the NNN REIT Advisory Agreement without cause or penalty upon 60 days’ written notice and, in such event, the NNN REIT Advisor must cooperate with us and our directors in making an orderly transition of the advisory function. Upon termination of the NNN REIT Advisory Agreement by us without cause or by the NNN REIT Advisor at a time when no cause for termination exists, the NNN REIT Advisor may be entitled to a termination fee if the then-NAV per share (based upon a then-commissioned independent NAV per share calculation) exceeds the NAV per share as of the end of the immediately preceding year. The termination fee would be payable in the form of our shares at NAV per share, subject to reasonable limitations on the ability of the NNN REIT Advisor to submit these shares for share repurchase. The NNN REIT advisor will waive all rights to receive any fees otherwise due upon a change of control event, disposition of assets or acquisition of assets that would otherwise be due under the NNN REIT Advisory Agreement in connection with the Merger and the Self-Management Transaction.

The NNN REIT Advisor and its affiliates expect to engage in other business ventures and, as a result, they will not dedicate their resources exclusively to our business. However, pursuant to the NNN REIT Advisory Agreement, the NNN REIT Advisor must devote sufficient resources to our business to discharge its obligations to us. The NNN REIT Advisor may assign the NNN REIT Advisory Agreement to an affiliate upon our approval. We may assign or transfer the NNN REIT Advisory Agreement to a successor entity.

NNN REIT OP Operating Partnership Agreement

General

Rich Uncles NNN Operating Partnership, LP, or NNN REIT OP, is a Delaware limited partnership. We plan to own substantially all of our assets and conduct our operations through NNN REIT OP. We are the sole general partner of NNN REIT OP and, as of the date of this Joint Proxy Statement and Prospectus, our wholly-owned subsidiary, Rich Uncles NNN LP, LLC, was the sole limited partner of NNN REIT OP. As the sole general partner, we have the exclusive power to manage and conduct the business of NNN REIT OP.

As we accept subscriptions for shares in the NNN REIT Offerings, we will transfer substantially all of the net proceeds of the NNN REIT Offerings to NNN REIT OP as a capital contribution in exchange for units of limited partnership interest that will be held by Rich Uncles NNN LP, LLC. NNN REIT OP will be deemed to have simultaneously paid the costs associated with the NNN REIT Offerings.

As a result of this structure, we are considered an UPREIT, or an umbrella partnership real estate investment trust. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership interests and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of NNN REIT OP will be deemed to be assets and income of the REIT.

Below is a summary of the key terms of the Amended and Restated Agreement of limited partnership of NNN REIT OP (the “NNN REIT OP Agreement”).

Capital Contributions

Although we intend to invest substantially all of the proceeds of the NNN REIT Offerings in NNN REIT OP, neither our charter nor the NNN REIT OP Agreement requires us to contribute the proceeds of any offering of our shares of stock to NNN REIT OP as an additional capital contribution. When we (through our wholly-owned subsidiary, Rich Uncles NNN LP, LLC) contribute additional capital to NNN REIT OP, our partnership interests in NNN REIT OP will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of NNN REIT OP at the time of such contributions. Each class of our capital stock will have a corresponding separate class of limited partnership interest in NNN REIT OP. The Operating Partnership is also able to issue preferred partnership interests in connection with acquisitions of property or otherwise. These preferred partnership interests may have priority over other limited partnership interests with respect to distributions from NNN REIT OP, including priority over the partnership interests that we would own as a limited partner. If the general partner makes a request for loans, the partners, pro rata or as they may otherwise agree, may make a loan or loans to NNN REIT OP. The amount of any such loan or advance shall not be deemed an increase in the capital contributions of the partner that makes such loan or entitle that lending partner to any increase in its percentage interest in NNN REIT OP. The partners shall not be required to loan any funds to NNN REIT OP.

Operations

The partnership agreement provides that, so long as we (or any other limited partner) remain qualified as a REIT, NNN REIT OP will be operated in a manner that will enable such parties to satisfy the requirements for being classified as a REIT for tax purposes. The general partners also have the power to take actions to ensure that NNN REIT OP will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code. Classification as a publicly traded partnership could result in NNN REIT OP being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

The partnership agreement provides that NNN REIT OP will distribute cash flow from operations to its partners in accordance with their respective percentage interests in amounts and at times that we, as the general partner, determine.

Similarly, the partnership agreement provides that NNN REIT OP will allocate taxable income to its partners in accordance with their respective partnership interests. It is our intention to make distributions on at least a monthly basis.

Upon liquidation of NNN REIT OP, after payment of, or adequate provision for, debts and obligations of NNN REIT OP, including partner loans, any remaining assets of NNN REIT OP will be distributed to its partners in accordance with their respective positive capital account balances.

Admission of Additional Partners

With the consent of NNN REIT as general partner, NNN REIT OP may admit additional limited partners.

Our Rights, Obligations and Powers as the General Partner

We are the general partner of NNN REIT OP. The general partner has discretion to manage and control NNN REIT OP’s business and to make all decisions affecting its assets. Under the authority granted by the NNN REIT OP Agreement, the general partner can:

•	acquire, purchase, own, operate, lease, manage and dispose of any real property and any other assets;
•	authorize, issue, sell, repurchase or otherwise purchase securities;
•	borrow money;
•	make or revoke any tax election;
•	maintain insurance coverage in amounts and types as it determines is necessary;
•	retain employees or other service providers;
•	form or acquire interests in joint ventures; and
•	merge, consolidate or combine NNN REIT OP with another entity.

Any agreements between NNN REIT OP and any Brix affiliates would require the approval of our conflicts committee.

Under the NNN REIT OP Agreement, NNN REIT OP will continue to pay all of the administrative and operating costs and expenses it incurs in acquiring or originating and operating and managing its investments. The Operating Partnership also pays all of the general partner’s administrative costs and expenses and such expenses are treated as expenses of NNN REIT OP. Such expenses may include:

•	all expenses relating to our organization and continuity of existence;
•	all expenses relating to the offering and registration of our securities;
•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;
•	all expenses associated with our compliance with applicable laws, rules and regulations; and
•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur that NNN REIT OP would not reimburse would be costs and expenses relating to assets we may own outside of NNN REIT OP. We would pay the expenses relating to such assets directly.

Change in General Partner

We expect that we generally would not be able to withdraw as the sole general partner of NNN REIT OP or transfer our general partnership interest in NNN REIT OP (unless we transferred our interest to a wholly owned subsidiary). The principal exception to this would be if we merged with another entity and (i) the holders of a majority of partnership interests (including those we held) approved the transaction; (ii) the partners received or had the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (iii) we were the surviving entity and our stockholders did not receive cash, securities or other property in the transaction; or (iv) the successor entity contributed substantially all of its assets to NNN REIT OP in return for an interest in NNN REIT OP and agreed to assume all obligations of the general partner of NNN REIT OP. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

Transferability of Interests

With certain exceptions, the limited partners are not able to transfer their interests in NNN REIT OP, in whole or in part, without the written consent of the general partner.

Amendment of Limited Partnership Agreement

Amendments to the partnership agreement require the consent of all of the partners.

Additional Amendments to Limited Partnership Agreement

If NNN REIT OP ever decides to acquire properties in exchange for partnership interests in NNN REIT OP, we expect to amend the partnership agreement as determined in the discretion of the general partner to accommodate such transactions.

Property Management Agreements

As of the date of this filing, affiliates of the NNN REIT Advisor were parties to three property management agreements with property managers for three of NNN REIT’s properties. Pursuant to the property management agreements, the property managers receive various fees in connection with services provided to manage the properties, including a management fee, leasing fee, construction management fee and project coordination fees. The management fee equals either a percentage of the gross monthly income collected from the properties ranging from 3.25% to 4% or a flat monthly fee. The leasing fee is paid in connection with the origination of leases and equals an amount up to 5% of the leases originated. The construction management fees equal an amount up to 5% of the total construction cost. The project coordination fees are paid in connection with various property services and equal an amount up to 5% of the project costs or are paid as flat fees. Pursuant to the property management agreements the property managers are reimbursed for certain expenses, including salaries and benefits of the property manager’s employees.

Fees Paid to Our Affiliates

Pursuant to the agreements discussed above, summarized below are the related party costs incurred by us for the six months ended June 30, 2019, and 2018, respectively, and amounts payable as of June 30, 2019 and December 31, 2018:

	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30, 2019		June 30, 2019		June 30, 2018		December 31, 2018
	Incurred	Incurred	Receivable	Payable	Incurred	Incurred	Receivable	Payable
Expensed:
Asset management fees(1)	$680,019	$1,360,037	$—	$—	$477,915	$879,230	$—	$—
Subordinated participation fees	—	—	—	—	—	—	—	839,050
Operating expense reimbursements(2)	132,000	264,000	—	—	—	—	—	—
Fees to affiliates	812,019	1,624,037			477,915	879,230
Property management fees*	56,122	112,072	—	—	19,212	32,151	—	96,792
Directors and officers insurance and other reimbursements**	70,785	133,675	—	—	36,083	52,716	—	30,164
Expense reimbursements (from) to Sponsor(3)	(148,233)	(236,232)	4,236	2,313	(293,939)	(653,453)	16,838	—
Capitalized:
Acquisition fees	—	—	—	—	496,358	952,358	—	—
Financing coordination fees	—	63,500	—	—	—	209,550	—	—
Reimbursable organizational and offering expenses(4)	—	—	—	27,969	386,053	816,297	—	13,168
			$4,236	$30,282			$16,838	$979,174
*	Property management fees are classified within property operating expenses in the condensed consolidated statements of operations included as Appendix I to this Joint Proxy Statement and Prospectus.
**	Directors and officers insurance and other reimbursements are classified within general and administrative expenses in the condensed consolidated statements of operations included as Appendix I to this Joint Proxy Statement and Prospectus.
(1)	To the extent the NNN REIT Advisor elects, in its sole discretion, to defer all or any portion of its monthly asset management fee, the NNN REIT Advisor will be deemed to have waived, not deferred, that portion up to 0.025% of the total investment value of our assets.

For the three and six months ended June 30, 2019 and 2018, the NNN REIT Advisor did not waive any of the asset management fees. In addition to amounts presented in this table, we also incurred asset management fees to our advisor of $47,977 and $47,977 related to the TIC Interest during the three months ended June 30, 2019 and 2018, respectively, which amounts are reflected as a reduction of income recognized from investments in unconsolidated entities and $95,953 and $95,953 during the six months ended June 30, 2019 and 2018, respectively.

(2)	Reflects reimbursement for personnel and overhead costs billed by the NNN REIT Advisor.
(3)	Includes payroll costs related to our employees that answer questions from prospective stockholders. Our sponsor has agreed to reimburse us for these investor relations payroll costs which our sponsor considers to be offering expenses in accordance with the NNN REIT Advisory Agreement. The expense reimbursements from our sponsor for the six months ended June 30, 2019 and 2018 also include $(40,915) of refund to our sponsor and $99,945 of employment related legal fees, respectively, which our sponsor agreed to reimburse us. The receivables related to these costs are reflected in “Due from affiliates” in the condensed consolidated balance sheets included in Appendix I to this Joint Proxy Statement and Prospectus.
(4)	As of June 30, 2019, our sponsor had incurred $8,815,104 of organizational and offering costs on our behalf. However, we are only obligated to reimburse our sponsor for such organizational and offering expenses to the extent of 3% of gross offering proceeds resulting in a total reimbursement amount of $5,120,687 as of June 30, 2019.

Legal Proceedings

From time-to-time, NNN REIT may become party to legal proceedings that arise in the ordinary course of its business. Other than as described below, we are not a party to any legal proceeding, nor are we aware of any pending or threatened litigation that could have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Beginning in 2017, the SEC conducted an investigation related to, among other things, the advertising and sale of securities in connection with the NNN REIT Registered Offering and compliance with broker-dealer regulations. In connection with the investigation, we and certain associates received and responded to subpoenas from the SEC, including requests for various documents related to us, our sponsor, and the NNN REIT Registered Offering. We cooperated with the SEC in this matter.

Recently, our sponsor proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against our sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. NNN REIT is not a party to the settlement and understands that the staff of the enforcement division of the SEC does not intend to recommend any action against NNN REIT.

Under the settlement, our sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act. The Order does not find that our sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities.

Under the terms of the Order, our sponsor (i) agreed to cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) paid to the SEC a civil money penalty in the amount of $300,000, and (iii) undertakes that any real estate investment trust which is or was formed, organized, or advised by it, including NNN REIT, will not distribute securities except through a registered broker-dealer. Although NNN REIT is not a party to the settlement or the Order, our sponsor’s undertaking in the Order will result in the securities that NNN REIT issues in any offering, including the NNN REIT Registered Offering, being distributed only through a registered broker-dealer.

In addition, on September 18, 2019, a lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, against the NNN REIT Advisor by “John Doe,” a fictitiously-named individual who was one of the NNN REIT Advisor’s former employees. Though the NNN REIT Advisor has not yet received formal service of this lawsuit, the NNN REIT Advisor understands that the plaintiff is their former Chief Digital Officer, who along with six other employees was subject to a reduction in force, communicated to all in advance, that was the result of financial constraints of the NNN REIT Advisor which necessitated the elimination of numerous job positions. In the lawsuit, the former employee claims he was terminated in retaliation for his purported whistleblowing with respect to alleged misleading statements made by the NNN REIT Advisor and fraudulently induced arbitration requirements applicable to employees and investors. The complaint seeks to enjoin and rescind the enforcement of the arbitration agreement signed by the former employee and the arbitration requirements related to this complaint. The NNN REIT Advisor strongly denies all the allegations in this complaint and intends to vigorously defend against the claims made by the plaintiff.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. In addition, the NNN REIT Charter as supplemented by actions of the NNN REIT Board prohibits the ownership of more than 9.8% of our stock by a single person, unless exempted by the NNN REIT Board. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

The NNN REIT Board will adjust the offering price of the shares during the course of the offering on an annual basis, to equal NAV per share. The NNN REIT Board generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31. This is also the price used for purposes of calculating the price we pay to repurchase shares of our common stock pursuant to our share repurchase program. On January 11, 2019, the NNN REIT Board approved and established an estimated NAV per share of NNN REIT common stock of $10.16 (unaudited). Effective January 14, 2019, the purchase price per share of NNN REIT common stock in the NNN REIT Registered Offering and share repurchase program increased from $10.05 (unaudited) to $10.16 (unaudited). In the event the Merger is not completed until after December 31, 2019, however, the NNN REIT Board may, in its discretion, determine to calculate the NAV per share as of the closing of the Merger and the Self-Management Transactions in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained in Appendix I to this Joint Proxy Statement and Prospectus. See also “Cautionary Note Regarding Forward-Looking Statements.” As used in this section, the terms “we,” “our,” “us” and “Company” refer to RW Holdings NNN REIT, Inc., a Maryland corporation, and, as required by context, including its operating partnership and its subsidiaries. The following provides our management’s discussion and analysis of financial condition and results of operations for (1) the six months ended June 30, 2019 and 2018, and (2) the years ended December 31, 2018 and 2017.

Overview

We were incorporated on May 15, 2015 as a Maryland corporation and elected to be treated as a REIT beginning with the taxable year ended December 31, 2016 and we intend to continue to operate in such a manner. Absent any change in NNN REIT’s investment strategy, we intend to invest primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate. We will make substantially all acquisitions of our real estate investments directly through NNN REIT OP or indirectly through limited liability companies or limited partnerships, including through other REITs, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of the NNN REIT Advisor or other persons.

We consider the Company to be a perpetual-life investment vehicle because we have no finite date for liquidation and no intention to list our shares of common stock for trading on a national securities exchange or other over-the-counter trading market. Although we have registered a fixed number of shares for the NNN REIT Registered Offering, we intend to effectively conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by conducting an uninterrupted series of additional public offerings, subject to regulatory approval of our filings for such additional offerings. This perpetual-life structure is aligned with our overall objective of investing in real estate assets with a long-term view towards making regular distributions and generating capital appreciation.

Subject to certain restrictions and limitations, our business is externally managed by the NNN REIT Advisor, Rich Uncles NNN Operator, LLC, a limited liability company wholly owned by Brix, pursuant to the NNN REIT Advisory Agreement. The NNN REIT Advisor manages our operations and our portfolio of core real estate properties and real estate related assets. The NNN REIT Advisor also provides asset-management, and other administrative services on our behalf and is paid certain fees as set forth in the Note 8 to our consolidated financial statements included in Appendix I to this Joint Proxy Statement and Prospectus.

We have investor relations personnel, but all expenses are reimbursed by our sponsor as part of the organizational and offering services they provide to us to manage our organization and the NNN REIT Offerings and to provide administrative investor relations services. Our sponsor is then entitled to include the reimbursement of such expenses as part of our reimbursement to them for organizational and offering costs, with such reimbursement shall not exceed an amount equal to 3% of gross offering proceeds.

We expect to use substantially all of the net proceeds from the NNN REIT Offerings to acquire and manage a portfolio of real estate investments. While our focus is on single tenant net leased properties, we plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to our stockholders. Our investment objectives and policies may be amended or changed at any time by the NNN REIT Board. Although we have no plans at this time to change any of our investment objectives, the NNN REIT Board may change any and all such investment objectives, including our focus on single tenant properties, if it believes such changes are in the best interests of our stockholders.

Through June 30, 2019, we had sold 16,834,959 shares of our Class C common stock pursuant to the NNN REIT Registered Offering for aggregate gross offering proceeds of $169,200,530 and 166,448 shares of our Class S common stock pursuant to the NNN REIT Class S Offering for aggregate gross offering proceeds of

$41,689,029. On September 18, 2019, the NNN REIT Board approved the temporary suspension of the NNN REIT Offerings, effective as of the close of business on September 18, 2019. The NNN REIT Offerings will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve resuming the NNN REIT Offerings.

As we accept subscriptions for shares in the NNN REIT Offerings, we will transfer substantially all of the net proceeds of the NNN REIT Offerings to NNN REIT OP as a capital contribution in exchange for units of general partnership and/or limited partnership interest that will be held by our wholly-owned subsidiary, Rich Uncles NNN LP, LLC; however, we will be deemed to have made capital contributions to NNN REIT OP in the amount of the gross offering proceeds received from investors. NNN REIT will be deemed to have simultaneously reimbursed its sponsor for the costs associated with the NNN REIT Offerings, subject to a maximum of 3% of the gross offering proceeds.

Because we plan to conduct substantially all of our operations through NNN REIT OP, we are considered an UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who might not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT, or a contribution in exchange for REIT shares, is a taxable transaction to the selling property owner. However, in an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of property may transfer the property to NNN REIT OP in exchange for partnership interests in NNN REIT OP without recognizing gain for tax purposes.

We intend to present our financial statements and NNN REIT OP income, expenses and depreciation on a consolidated basis. All items of income, gain, deduction (including depreciation), loss and credit flow through NNN REIT OP to us as all subsidiary entities are disregarded for federal tax purposes. These tax items do not generally flow through us to our stockholders. Rather, our net income and net capital gain effectively flow through us to our stockholders as and when we pay distributions.

Acquisition Indebtedness

For a discussion of our acquisition indebtedness, see Note 3, Real Estate, and Note 4, Debt, to the December 31, 2018 consolidated financial statements contained in Appendix I hereto.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, in the event inflation does become a factor, we expect that our leases typically will not include provisions that would protect us from the impact of inflation. We will attempt to acquire properties with leases that require the tenants to pay, directly or indirectly, all operating expenses and certain capital expenditures, which will protect us from increases in certain expenses, including, but not limited to, material and labor costs. In addition, we will attempt to acquire properties with leases that include rental rate increases, which will act as a potential hedge against inflation.

NAV and NAV per Share Calculation

On January 11, 2019, the conflicts committee of the NNN REIT Board recommended and the NNN REIT Board unanimously approved and established an estimated per share NAV of our common stock of $10.16 (unaudited) based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the number of shares outstanding, as of December 31, 2018. The estimated per share NAV as of December 31, 2018 first appeared on investor dashboards on January 14, 2019. This is the second time that the NNN REIT Board has determined an estimated per share NAV of our common stock.

The NNN REIT Board generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31. In the event the Merger is not completed until after December 31, 2019, however, the NNN REIT Board may, in its discretion, determine to calculate the NAV per share as of the closing of the Merger and the Self-Management Transaction in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions.

Class C Common Stock (NNN REIT Registered Offering)

Commencing on January 14, 2019, the offering price for shares of our Class C common stock pursuant to the Registered Offering increased from $10.05 per share to $10.16 per share.

Class S Common Stock (NNN REIT Class S Offering)

Commencing on January 14, 2019, the offering price for shares of our Class S common stock offered exclusively to non-US Persons pursuant to an exemption from the registration requirements of the Securities Act under and in accordance with Regulation S of the Securities Act increased from $10.05 per share to $10.16 per share, plus the amount of any applicable upfront commissions and fees.

Historical Estimated Values per Share

The historical reported estimated value per share of our common stock approved by the NNN REIT Board is set forth below:

Estimated Value per Share	Effective Date of Valuation	Filing with the SEC
$10.16	January 11, 2019	January 14, 2019
$10.05	January 18, 2018	January 19, 2018
$10.00 (initial offering price)	N/A	N/A

Revenue Concentration

The percentage of base rent for the 12-month period subsequent to September 30, 2019 for the Combined Company, by industry, based on the respective in-place leases, is as follows (dollars in thousands):

Industry(1)	Base Rent (unaudited)	Number of Lessees	Percentage of Base Rent
Capital Goods	$6,064	5	21.0%
Health Care Equipment & Services	4,862	5	16.8
Retailing	3,483	11	12.0
Consumer Services	2,527	3	8.7
Automobiles & Components	2,295	4	7.9
Consumer Durables and Apparel	2,064	3	7.1
Commercial & Professional Services	1,821	3	6.3
Food & Staples Retailing	1,457	4	5.0
Technology Hardware & Equipment	1,441	1	5.0
Materials	1,392	2	4.8
All Others(2)	1,542	5	5.4
Total(3)	$28,948	46	100.0
(1)	Industry classification based on the Global Industry Classification Standards.
(2)	All others represent 3.5% or less of total net rent on an individual basis.
(3)	Includes tenant-in-common interest in FujiFilm office property

The percentage of base rent for the 12-month period subsequent to September 30, 2019 for the Combined Company, by tenant, based on the respective in-place leases, is as follows (dollars in thousands):

Tenant	Net Rent (unaudited)	Percentage of Net Rent
AvAir, Inc.	$2,171	7.5%
Costco Wholesale Corporation	2,114	7.3
Sutter Health Corporation	2,032	7.0
Fujifilm Dimatix	1,441	5.0
Cummins, Inc.	1,371	4.7
Northrup Grumman Systems Corporation	1,238	4.3
3M Company	1,174	4.1
Accredo Health	957	3.3
Calculated Risk Bedford, LP (Harley)	900	3.1
Wyndham Destinations	868	3.0
Others(1)	14,682	50.7
Total	$28,948	100.0%
(1)	All others account for 3% or less of total net rent on an individual basis.

The tenant lease expirations for the Combined Company by year based on base rent for the 12-month period subsequent to September 30, 2019 are as follows (dollars in thousands):

Year of Lease Expiration	Base Rent (unaudited)	Number of Lessees	Approx. Square Feet	Percentage of Base Rent
2021	4,611	6	299,024	13.4%
2022	3,494	5	545,471	24.4
2023	2,649	4	230,636	10.3
2024	692	1	45,465	2.0
2025	5,784	7	278,643	12.5
2026 and beyond	11,704	22	836,576	37.4
Total(1)	$28,948	46	2,235,815	100.0%
(1)	Includes tenant-in-common interest in FujiFilm office property

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are or will be critical to our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may have utilized different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate

Real Estate Acquisition Valuation

We record acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, we record the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining noncancelable term of the respective lease.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. We anticipate the estimated useful lives of our assets by class to be generally as follows:

•	Buildings	29-48 years
•	Site improvements	Shorter of 15 years or remaining lease term
•	Tenant improvements	Shorter of 15 years or remaining lease term
•	Tenant origination and absorption costs, and above-/below-market lease intangibles	Remaining lease term

Impairment of Real Estate and Related Intangible Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.

Results of Operations For the Six Months Ended June 30, 2019 and 2018 and Years Ended December 31, 2018 and 2017

Overview

As of June 30, 2019, we owned (i) 24 operating properties; (ii) one parcel of land which currently serves as an easement to one of our office properties; (iii) the TIC Interest and (iv) an approximate 4.8% interest in REIT I. We acquired seven operating properties from April 1, 2017 to December 31, 2017 and six operating properties and one parcel of land during the year ended December 31, 2018. We also acquired the TIC Interest in September 2017. We expect that rental income, tenant reimbursements, depreciation and amortization expense, interest expense and asset management fees to affiliates will each increase in future periods as a result of the acquisitions enumerated above and our anticipated future acquisitions of real estate properties. Our results of operations for the six months ended June 30, 2019 and for the year ended December 31, 2018 are not indicative of those expected in future periods as we are continuing to raise capital through the NNN REIT Offerings and acquire additional properties. Given the abundance of capital seeking real estate investments and resulting competition to acquire attractive properties, we have found it more difficult to find properties that meet our acquisition criteria and do not expect to complete any acquisitions during the first three quarters of 2019.

Comparison of the Six Months Ended June 30, 2019 to the Six Months Ended June 30, 2018

Rental Income

Rental income, including tenant reimbursements for the six months ended June 30, 2019 and 2018 was $11,781,711 and $7,841,944, respectively. The significant increase period-over-period primarily reflects rental income from the six operating properties acquired in 2018. Pursuant to most of our lease agreements, tenants are required to pay all or a portion of the property operating expenses. The annualized base rental income of the operating properties owned as of June 30, 2019 was $17,562,000.

Fees to Affiliates

Fees to affiliates, or asset management fees to affiliate, were $1,624,037 and $879,230, respectively, for the six months ended June 30, 2019 and 2018 for our investments in operating property. The fee is equal to 0.1% of the total investment value of our properties on a monthly basis. The significant increase period-over-period was primarily due to the increase in the number of operating properties owned from 18 properties on January 1, 2018 to 24 properties as of June 30, 2019. In addition, we incurred asset management fees to the NNN REIT Advisor of $95,953 related to our approximate 72.7% TIC Interest during each of the six months ended June 30, 2019 and 2018, which amounts are reflected as a reduction of income recognized from investments in unconsolidated entities. In addition, we incurred $264,000 of operating expense reimbursement in the current year period which reflects the portion of the operating expenses incurred by the NNN REIT Advisor allocated to us. We did not incur a similar operating expense reimbursement in the prior year period as such reimbursement would have caused us to exceed the 2%/25% Limitation for operating expenses for the four fiscal quarters ended June 30, 2019.

General and Administrative

General and administrative expenses were $1,393,445 and $1,449,183 for the six months ended June 30, 2019 and 2018, respectively. The significant decrease period-over-period was primarily due to a reduction in the number of investor relations personnel and related costs, partially offset by an increase in legal and professional services fees and administrative costs.

Depreciation and Amortization

Depreciation and amortization expense was $4,782,991 and $3,026,745 for the six months ended June 30, 2019 and 2018, respectively. The purchase price of the acquired properties is allocated to tangible assets, identifiable intangibles and assumed liabilities and depreciated or amortized over their estimated useful lives. The significant increase period-over-period was primarily due to the six additional operating properties acquired in 2018.

Interest Expense

Interest expense was $4,237,075 and $2,293,876 for the six months ended June 30, 2019 and 2018, respectively. The significant increase period-over-period was primarily due to the increase in the average principal balance of mortgage notes payable from approximately $76,392,000 during the six months ended June 30, 2018 to approximately $119,851,000 during the six months ended June 30, 2019, along with a loss on interest rate swaps. Average unsecured credit facility borrowings were approximately $7,000,000 during the six months ended June 30, 2018 compared to $4,356,000 during the six months ended June 30, 2019.

Property Expenses

Property expenses were $2,174,588 and $1,194,222 for the six months ended June 30, 2019 and 2018, respectively. These expenses primarily relate to property taxes and repairs and maintenance expenses. The significant increase period-over-period was primarily due to the six additional operating properties acquired in 2018.

Expenses Reimbursed by Sponsor or Affiliates

Expenses reimbursed by our sponsor or affiliates were $236,232 and $653,453 for the six months ended June 30, 2019 and 2018, respectively. For the first six months ended June 30, 2019 and 2018, the amounts reimbursed by the sponsor for investor relations payroll costs were $277,148 and $553,508, respectively. The expense reimbursements from the sponsor during the six months ended June 30, 2019 and 2018 also include $(40,915) of refund to the sponsor and $99,945 of employment related legal fees, respectively, which the sponsor agreed to reimburse. The reduction in reimbursements corresponds primarily to the reduced number of investor relations personnel and related costs as described above under general and administrative expenses.

Other Income

Interest income was $11,031 and $7,920 for the six months ended June 30, 2019 and 2018, respectively.

Income from investments in unconsolidated entities was $129,988 and $93,485 for the six months ended June 30, 2019 and 2018, respectively. This represents our approximate 4.8% and 4.4% interest, respectively, in REIT I's results of operations and our approximate 72.7% TIC Interest in the Santa Clara property's results of operations for the six months ended June 30, 2019 and 2018, respectively.

Organizational and Offering Costs

Our organizational and offering costs are paid by our sponsor on our behalf. Offering costs include all expenses incurred in connection with the NNN REIT Offerings, including investor relations payroll expenses. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate.

During the NNN REIT Offerings, we are obligated to reimburse our sponsor for organizational and offering costs related to the NNN REIT Offerings paid by them on our behalf provided such reimbursement would not exceed 3% of gross offering proceeds raised in the NNN REIT Offerings as of the date of the reimbursement.

As of June 30, 2019, we had not directly incurred any organizational and offering costs related to the NNN REIT Offerings as all such costs had been funded by our sponsor. As a result, these organizational and offering costs related to the NNN REIT Offerings are not recorded in our financial statements as of June 30, 2019 other than to the extent of 3% of the gross offering proceeds. Through June 30, 2019, our sponsor had incurred organizational and offering costs on our behalf in connection with our NNN REIT Offerings of $8,815,104. Through June 30, 2019, we had recorded $5,120,687 of organizational and offering costs, of which $27,969 was payable to the sponsor or affiliates.

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Rental Income

Rental income for the years ended December 31, 2018 and 2017 was $14,726,046 and $6,140,444, respectively. The annualized rental income of the operating properties owned as of December 31, 2018 was $17,372,544. We owned nine, 18 and 24 operating properties as of December 31, 2016, 2017 and 2018, respectively. The significant increase of $8,585,602 or 140% year-over-year primarily reflects rental income from operating properties acquired in 2018 and full year rental income from the larger operating properties acquired in the second half of 2017.

Tenant Reimbursements

Tenant recoveries were $3,258,579 and $1,249,762 for the years ended December 31, 2018 and 2017, respectively. Pursuant to most of our lease agreements, tenants are required to pay all or a portion of the property operating expenses. The significant increase of $2,008,817 or 161% year-over-year was primarily due to the acquisitions of operating properties discussed in rental income above.

Fees to Affiliate

Fees to affiliates, which includes only asset management fees to affiliate, for the years ended December 31, 2018 and 2017 were $2,843,810 and $1,188,083, respectively, for our investments in operating properties. The significant increase of $1,655,727 or 139% year-over-year primarily reflects asset management fees for the operating properties acquired in 2018 and full year asset management fees for the larger operating properties acquired in the second half of 2017 and an increase of $523,248 in the subordinated participation fee. In addition, we also incurred asset management fees to the NNN REIT Advisor of $191,933 and $49,035 related to the TIC Interest during the years ended December 31, 2018 and 2017, respectively, which amounts were reflected as a reduction of income recognized from investments in unconsolidated entities in the accompanying statements of operations.

General and Administrative

General and administrative expenses for the years ended December 31, 2018 and 2017 were $2,570,529 and $3,742,896, respectively. The decrease of $1,172,367 or 31% year-over-year was primarily due to the decrease in the number of investor relations personnel and related costs, partially offset by an increase in professional service fees and administrative costs. The NNN REIT Offerings, which began in July 2016 for Class C common stock and July 2017 for Class S common stock, necessitated a larger number of investor relations personnel throughout 2017 and was gradually reduced through mid-2018.

Depreciation and Amortization

Depreciation and amortization expenses for the years ended December 31, 2018 and 2017 were $6,988,925 and $3,081,554, respectively. The significant increase of $3,907,371 or 127% year-over-year primarily reflects depreciation and amortization of the operating properties acquired in 2018 and full year depreciation and amortization of the larger operating properties acquired in the second half of 2017.

Interest Expense

Interest expense for the years ended December 31, 2018 and 2017 was $5,577,828 and $1,637,984, respectively. The significant increase of $3,939,844 or 241% year-over-year primarily reflects an increase in the average principal balance of mortgage notes payable from approximately $30,328,000 for the year ended December 31, 2017 to approximately $90,431,000 for the year ended December 31, 2018. Average unsecured credit facility borrowings were approximately $8,490,000 for the year ended December 31, 2017 compared to $4,875,000 for the year ended December 31, 2018.

Property Expense

Property expense for the years ended December 31, 2018 and 2017 was $3,185,629 and $1,282,759, respectively. The significant increase of $1,902,870 or 148% year-over-year was primarily due to the increase in the number of operating properties owned from nine to 18 and 24 as of December 31, 2016, 2017 and 2018, respectively. These expenses primarily relate to property taxes, insurance and repairs and maintenance.

Expenses Reimbursed/Fees Waived by Sponsor or Affiliate

Expenses reimbursed/fees waived by our sponsor or its affiliate for the years ended December 31, 2018 and 2017 were $1,136,469 and $2,468,138, respectively. The expenses reimbursed by our sponsor for the years ended December 31, 2018 and 2017, of $1,136,469 and $2,324,598, respectively, were payroll costs related to our investor relations employees that answer questions from prospective stockholders. The reduction corresponds to the reduction in general and administrative costs described above.

Waived asset management fees for the years ended December 31, 2018 and 2017, were $0 and $143,540, respectively. We currently expect that no asset management fees will be waived within the next 12 months.

Other Income

Interest income for the years ended December 31, 2018 and 2017 was $17,879 and $7,215, respectively. Income from investments in unconsolidated entities for the years ended December 31, 2018 and 2017 was $226,024 and $199,233, respectively. This represents our approximate 4.8% share of the results of operations of REIT I for the years ended December 31, 2018 and 2017, respectively, and our approximate 72.7% share in the results of operations of the Santa Clara property for the year ended December 31, 2018 and for the period from September 28, 2017 through December 31, 2017, respectively.

Organizational and Offering Costs

Our organizational and offering costs are paid by our sponsor on our behalf. Offering costs include all expenses incurred in connection with the NNN REIT Offerings, including investor relations payroll costs. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate.

During the NNN REIT Offerings, we are obligated to reimburse our Sponsor for organizational and offering costs related to the NNN REIT Offerings paid by them on our behalf provided such reimbursement does not exceed 3% of gross offering proceeds raised in the NNN REIT Offerings as of the date of the reimbursement.

As of December 31, 2018, we had not directly incurred any organizational and offering costs related to the NNN REIT Offerings as all such costs had been funded by our sponsor. As a result, these organizational and offering costs related to the NNN REIT Offerings are not recorded in our consolidated financial statements as of December 31, 2018 other than to the extent of 3% of the gross offering proceeds. Through December 31, 2018, our sponsor had incurred organizational and offering costs on our behalf in connection with the NNN REIT Offerings of $8,442,205. As of December 31, 2018, we had recorded $4,228,172 of organizational and offering costs, of which $13,168 was payable to the sponsor or its affiliates.

Properties

Portfolio Information

Our wholly owned real estate investments are as follows:

	As of
	June 30, 2019	December 31, 2018	June 30, 2018
Number of properties:
Retail	9	9	8
Office	10	10	7
Industrial	5	5	5
Total operating properties	24	24	20
Land	1	1	1
Total properties	25	25	21
Leasable square feet:
Retail	185,384	185,384	140,384
Office	616,284	616,284	407,409
Industrial	735,016	735,016	735,016
Total	1,536,684	1,536,684	1,282,809

The above table does not include an approximate 72.7% TIC Interest in a 91,740 square feet office property located in Santa Clara, California and an approximate 4.8% interest in REIT I as of both balance sheet dates.

We have a very limited operating history. As of June 30, 2019, we had only acquired: (i) 24 operating properties; (ii) one parcel of land, which currently serves as an easement to one of our office properties; (iii) the TIC Interest and (iv) an approximate 4.8% interest in REIT I. Therefore, we have limited operations. In evaluating these properties as potential acquisitions, including the determination of an appropriate purchase price to be paid for the properties, we considered a variety of factors, including the condition and financial performance of the properties, the terms of the existing leases and the creditworthiness of the tenants, property location, visibility and access, age of the properties, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. Other than as discussed below, we do not have other plans to incur any significant costs to renovate, improve or develop the properties. We believe that the properties are adequately insured.

Pursuant to lease agreements, as of June 30, 2019 and December 31, 2018, we had obligations to pay for $401,392 and $3,789,091, respectively, in site and tenant improvements to be incurred by tenants, including a 72.7% share of the tenant improvements for the Santa Clara property. During the second quarter of 2019, $3,387,699 of the restricted cash balance as of December 31, 2018 was released to a tenant to reimburse it for tenant improvement costs under the terms of the lease agreement. At June 30, 2019 and December 31, 2018, we had $99,228 and $3,486,927 of restricted cash held to fund tenant improvements.

In addition, we have identified approximately $1,290,000 of roof replacement, exterior repairs and parking lot repairs/restriping/sealing that are expected to be completed in 2019. Approximately $154,000 of these improvements are expected to be recoverable from the tenant through their operating expense reimbursements. The remaining costs of approximately $1,136,000 are not recoverable from tenants. These improvements will be funded from operating cash flows or offering proceeds.

Liquidity and Capital Resources

Our proceeds from shares sold in the NNN REIT Offerings have been, and will continue to be, primarily for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding indebtedness and (iv) payment of fees to the NNN REIT Advisor. Our cash needs for the purchase of real estate properties and other real estate investments will be funded primarily from the sale of our shares, including those offered for sale through our dividend reinvestment plan, and from debt proceeds.

Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our tangible assets. Our charter limits the amount we may borrow to 50% of the cost of our tangible assets, calculated at cost before deducting depreciation or other non-cash reserves. Our borrowings on one or more individual properties may exceed 50% of their individual cost, so long as our overall leverage does not exceed 50%. We may exceed this limit only if any excess borrowing is approved by a majority of our conflicts committee and is disclosed to our stockholders in our next quarterly report, along with the justification for such excess. When calculating our use of leverage, we will not include borrowings relating to the initial acquisition of properties and that are outstanding under a revolving credit facility (or similar agreement). There is no limitation on the amount we may borrow for the purchase of any single asset.

We may borrow amounts from the NNN REIT Advisor or sponsor if such loan is approved by a majority of our directors, including a majority of our conflicts committee, not otherwise interested in the transaction, as being fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances. Any such loan will be included in determining whether we have complied with the borrowing limit in our charter. Neither the NNN REIT Advisor nor our sponsor has any obligation to make any loans to us.

Debt financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time-to-time for property improvements, lease inducements, tenant improvements and other working capital needs.

As of June 30, 2019, the outstanding principal balance of our mortgage notes payable and the unsecured revolving credit facility was $117,132,085 and $0, respectively. The unsecured revolving credit facility, which was scheduled to mature on January 26, 2019, was extended to April 30, 2019. On April 30, 2019, we entered into a loan agreement for a new revolving credit facility for a maximum principal amount of $10,000,000, maturing on October 1, 2020 on similar terms to the expired facility. As of June 30, 2019, our pro-rata share (approximately 4.8%) of REIT I’s mortgage notes payable was $3,029,139. As of June 30, 2019, our pro-rata share (approximately 72.7%) of the TIC Interest’s mortgage note payable was $10,225,651.

We entered into interest rate swaps as a fixed rate payer to mitigate our exposure to rising interest rates on our variable rate notes payable (Level 2 measurement). We do not enter into derivatives for speculative purposes. None of our derivatives at December 31, 2018 or 2017 were designated as hedging instruments; therefore the net unrealized (losses) gains recognized on interest rate swaps of $157,613 and ($7,899), respectively, was recorded as an addition to loss (gain) on interest rate swaps. Unrealized loss (gain) on interest rate swaps of $874,016 and $(220,571) for the six months ended June 30, 2019 and 2018, respectively, was recorded as an addition to loss (gain) on interest rate swaps.

Generally, we expect to make payments of principal and interest on any indebtedness we incur from our cash flows from operating activities, including the proceeds from the sale of assets. We expect that our cash flows from normal operations not involving the sale of assets will be sufficient to make regularly scheduled payments of principal and interest. We will seek to structure our financing for acquisitions of assets such that any balloon payments or maturity dates involving extraordinary payments of principal are timed to match our expected receipt of funds from ownership and operation of the assets or the disposition by us of such assets. If cash flow from ownership and operation of an asset is not expected to be sufficient to make such payments of principal, and we do not anticipate that we will sell the asset at the time the principal payment comes due, we intend to make payments of principal out of proceeds from the refinancing of such indebtedness or out of cash flow from operation of our other assets or from our reserves. We may also use proceeds to pay down principal on indebtedness, including any balloon or monthly mortgage payments.

The NNN REIT Advisor will establish working capital reserves from net offering proceeds, out of cash flow generated by operating assets or out of proceeds from the sale of assets. Working capital reserves are typically utilized to fund tenant improvements, leasing commissions and major capital expenditures. Our lenders also may require working capital reserves.

Generally, our cash requirements for property acquisitions, debt payments, capital expenditures, and other investments will be funded by the NNN REIT Offerings and bank borrowings from financial institutions and mortgage indebtedness on our properties, and to a lesser extent, by internally generated funds. Our cash requirements for operating and interest expenses, repurchases of common stock and dividend distributions will generally be funded by internally generated funds and, to some extent, potentially the waiver or deferral of asset management fees by our sponsor. Offering proceeds may also be used to fund repurchases of common stock. If available, future sources of capital include proceeds from the NNN REIT Offerings, secured or unsecured borrowings from banks or other lenders and proceeds from the sale of properties, as well as undistributed funds from operations.

Cash Flow Summary For the Six Months Ended June 30, 2019 and 2018

The following table summarizes our cash flow activity for the six months ended June 30, 2019 and 2018:

	2019	2018
Net cash provided by operating activities	$2,886,131	$1,318,015
Net cash used in investing activities	$(3,487,699)	$(33,032,691)
Net cash provided by financing activities	$2,636,940	$31,813,510

Cash Flows from Operating Activities

For the six months ended June 30, 2019 and 2018, net cash provided by operating activities was $2,886,131 and $1,318,015, respectively.

The cash provided by operating activities during the six months ended June 30, 2019 primarily reflects adjustments to our net loss of $2,053,174 for net non-cash charges of $5,670,555 primarily related to depreciation and amortization, unrealized loss on interest rate swap valuation, amortization of deferred financing costs, distributions from investments in unconsolidated entities and stock compensation expense, partially offset by amortization of deferred rents, amortization of below-market lease intangibles and income from investment in unconsolidated entities. In addition, the net non-cash charges were partially offset by a net change in operating assets and liabilities of $731,250 during the six months ended June 30, 2019 due to increases in prepaid expenses and other assets and a decrease due to affiliates, offset in part by a decrease in tenant receivable and increases in accounts payable, accrued and other liabilities.

The cash provided by operating activities during the six months ended June 30, 2018 primarily reflects adjustments to our net loss of $246,454 for net non-cash charges of $3,036,040 primarily related to depreciation and amortization, amortization of deferred financing costs, distributions from investments in unconsolidated entities and common stock compensation expense, partially offset by amortization of deferred rents, unrealized gain on interest rate swap valuation, amortization of below-market lease intangibles and income from investments in unconsolidated entities. In addition, the net non-cash charges were also partially offset by a net change in operating assets and liabilities of $1,471,571 during the six months ended June 30, 2018 due to an increase in tenant receivables and decreases in accounts payable, accrued and other liabilities and due to affiliates.

We expect that our cash flows from operating activities before changes in operating assets and liabilities will continue to be positive in the next twelve months as a result of anticipated future acquisitions of real estate and the related operating contributions from such investments, as well as from a full year of operations for the properties which we acquired during 2018.

Cash Flows from Investing Activities

Net cash used in investing activities was $3,487,699 for the six months ended June 30, 2019 and consisted of the following:

•	$3,387,699 payment of an obligation related to previously recorded tenant improvement; and
•	$100,000 refundable real estate purchase deposit;

Net cash used in investing activities was $33,032,691 for the six months ended June 30, 2018 and consisted of the following:

•	$31,103,596 for the acquisition of two properties;
•	$749,095 of additions to existing real estate investments;
•	$930,000 for the payment of acquisition fees to affiliate, and
•	$250,000 of refundable deposits and other acquisition costs.

Cash Flows from Financing Activities

Net cash used in financing activities was $2,636,940 for the six months ended June 30, 2019 and consisted of the following:

•	$26,340,968 of proceeds from issuance of common stock and investor deposits, partially offset by payments for offering costs and commissions of $950,907; and
•	$6,350,000 of proceeds from mortgage notes payable; more than offset by principal payments of $14,240,853 and deferred financing cost payments of $172,797 to third parties and $63,500 to an affiliate; and

•	$4,869,000 of proceeds from borrowings on our unsecured credit facility; more than offset by $13,869,000 of repayments on our unsecured credit facility; offset in part by
•	$4,443,653 used for repurchases of shares under the share repurchase program; and
•	$1,182,318 of distributions paid to common stockholders.

Net cash provided by financing activities was $31,813,510 for the six months ended June 30, 2018 and consisted of the following:

•	$24,551,789 of proceeds from issuance of common stock, partially offset by payments for offering costs and commissions of $829,325;
•	$37,845,000 of proceeds from mortgage notes payable, partially offset by principal payments of $12,442,642 and deferred financing cost payments of $676,190 to third parties and $209,550 to affiliates;
•	$9,000,000 of proceeds from borrowings on our unsecured credit facility obtained in 2018, which were used to repay our former unsecured credit facility along with additional repayments during the period aggregating a total of $21,000,000 in repayments;
•	$3,662,982 used for repurchases of shares under the share repurchase program;
•	$727,230 of distributions paid to stockholders; and
•	$35,360 paid for refundable loan deposits.

Cash Flow Summary For the Years Ended December 31, 2018 and 2017

The following table summarizes our cash flow activity for the years ended December 31:

	2018	2017
Net cash provided by operating activities	$5,881,889	$3,790,837
Net cash used in investing activities	$(92,019,684)	$(115,593,935)
Net cash provided by financing activities	$90,710,968	$112,308,480

Cash Flows from Operating Activities

Net cash provided by operating activities was $5,881,889 and $3,790,837 for the years ended December 31, 2018 and 2017, respectively.

The cash provided by operating activities for the ended December 31, 2018 reflects our net loss of $1,801,724 adjusted for net non-cash charges of $7,375,475 primarily related to depreciation and amortization, amortization of deferred financing costs, distributions from investments in unconsolidated entities, stock compensation expense, unrealized loss on interest rate swap valuation and amortization of above-market lease intangibles, partially offset by deferred rents, amortization of below-market lease intangibles and income from investment in unconsolidated entities. Cash was also provided by a change in operating assets and liabilities of $308,138 during the year ended December 31, 2018 due primarily to increases in accounts payable, accrued and other liabilities, partially offset by an increase in tenant receivables.

Cash Flows from Operating Activities

The cash provided by operating activities for the year ended December 31, 2017 reflects our net loss of $868,484 adjusted for net non-cash charges of $2,335,541 primarily related to depreciation and amortization, amortization of deferred financing costs, stock compensation expense and amortization of lease incentives and above-market lease intangibles, partially offset by deferred rents, income from investment in unconsolidated entities and amortization of below-market lease intangibles. Cash was also provided by distributions from investments in unconsolidated entities of $367,686 and a change in operating assets and liabilities of $1,956,094 during the year ended December 31, 2017 due to increases in accounts payable, accrued and other liabilities and due to affiliates and decreases in tenant receivables and prepaid expenses and other assets.

Cash Flows from Investing Activities

Net cash used in investing activities was $92,019,684 for the year ended December 31, 2018 and consisted primarily of the following:

•	$87,064,535 for the acquisition of six operating properties and one parcel of land;
•	$1,730,666 for improvements to existing real estate investments;
•	$2,702,043 for payment of acquisition fees to affiliate;
•	$422,440 for investments in unconsolidated entities; and
•	$100,000 refundable purchase deposit for a prospective acquisition property.

Net cash used in investing activities was $115,593,935 for the year ended December 31, 2017 and consisted primarily of the following:

•	$100,458,868 for the acquisition of nine real estate investments;
•	$10,542,594 of investments in unconsolidated entities;
•	$3,935,884 for payment of acquisition fees to affiliate;
•	$685,160 for improvements to real estate; and
•	$28,571 of collection of amounts due from affiliate.

Cash Flows from Financing Activities

Net cash provided by financing activities was $90,710,968 for the year ended December 31, 2018 and consisted primarily of the following:

•	$44,223,885 of proceeds from issuance of common stock, partially offset by payments for offering costs and commissions of $1,500,285;
•	$75,687,500 of proceeds from mortgage notes payable, partially offset by principal payments of $12,892,970 and deferred financing cost payments to affiliates of $262,050; partially offset by,
•	$3,000,000 of net repayments under our unsecured credit facility;
•	$1,200,010 of deferred financing costs payments;
•	$8,688,479 used for repurchases of shares under the share repurchase program; and
•	$1,656,073 of distributions paid to stockholders, after giving effect to distributions reinvested by stockholders of $5,878,104.

Net cash provided by financing activities was $112,308,480 for the year ended December 31, 2017 and consisted primarily of the following:

•	$62,555,554 of proceeds from issuance of common stock and investor deposits, partially offset by payments for offering costs and commissions of $2,049,847;
•	$55,369,988 of proceeds from mortgage notes payable, partially offset by principal payments of $407,725, refundable loan deposits of $40,000, deferred financing cost payments to third parties of $1,430,607 and deferred financing fee payments to affiliates of $326,600;
•	$1,842,197 of net proceeds from borrowings under our new unsecured credit facility;
•	$2,472,571 used for repurchases of shares under the share repurchase program; and
•	$731,209 of distributions paid to stockholders, after giving effect to distributions reinvested by stockholders of $3,067,095.

Distributions and Our Distribution Policy

During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and from time-to-time during our operational state, we may not pay distributions from operations. In these cases, distributions may be paid in whole or in part from the waiver or deferral of fees otherwise due to the NNN REIT Advisor or other sources, if so elected by the NNN REIT Advisor. Historically, the sources of cash used to pay our distributions have been from net rental income received and deferral of management fees. The leases for certain of our real estate acquisitions may provide for rent abatements. These abatements are an inducement for the tenant to enter into or extend the term of its lease. In connection with the acquisition of some properties, we may be able to negotiate a reduced purchase price for the acquired property in an amount that equals the previously agreed-upon rent abatement. During the period of any rent abatement on properties that we acquire, we may be unable to fully fund our distributions from net rental income received and waivers or deferrals of Advisor asset management fees. In that event, we may expand the sources of cash used to fund our stockholder distributions to include proceeds from the sale of our common stock, but only during the periods, and up to the amounts, of any rent abatements where we are able to negotiate a reduced purchase price.

Distributions declared, distributions paid out, cash flows from operations and our sources of distribution payments were as follows:

							Sources of Distribution Payment
	Total Distributions Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows Provided by Operating Activities	Net Rental Income Received	Waived Advisor Asset Management Fees	Deferred Advisor Asset Management Fees	Offering Proceeds(7)
Period			Cash	Reinvested
2017:
First Quarter 2017	$486,862	$0.175	$100,126	$386,736		$182,764	$377,405	$27,316	$82,141	$—
Second Quarter 2017	824,641	0.175	152,193	672,448		1,248,798	629,515	48,709	146,417	—
Third Quarter 2017(1)	1,120,503	0.175	212,300	908,203		1,114,810	658,133	43,499	130,501	288,370
Fourth Quarter 2017(1)(2)	1,368,619	0.175	268,911	1,099,708		1,244,465	1,272,850	24,016	71,753	—
2017 Totals	$3,800,625	$0.700	$733,530	$3,067,095		$3,790,837	$2,937,903	$143,540	$430,812	$288,370

2018:
First Quarter 2018(1)(2)(3)	$2,173,195	$0.176	$335,216	$1,260,232		$38,144	$2,173,195	$—	$—	$—
Second Quarter 2018(1)(4)	1,864,493	0.176	392,014	1,408,441		1,279,870	1,864,493	—	—	—
Third Quarter 2018(1)(5)	2,041,912	0.176	445,312	1,539,893		1,237,975	2,041,912	—	—	—
Fourth Quarter 2018(1)(5)	2,203,622	0.176	483,531	1,669,538	(6)	3,295,899	2,203,622	—	—	—
2018 Totals	$8,283,222	$0.704	$1,656,073	$5,878,104		$5,851,888	$8,283,222	$—	$—	$—

First Quarter 2019(8)	$2,388,694	$0.176	$552,134	$1,763,630		$773,736	$2,388,694	$—	$—	$—
Second Quarter 2019(9)	2,605,268	0.176	630,184	1,900,893		2,112,395	2,605,268	—	—	—
2019 Totals	$4,993,962	$0.352	$1,182,318	$3,664,523		$3,664,523	$4,993,962	$—	$—	$—
(1)	The distribution paid per share of Class S common stock is net of deferred selling commissions.
(2)	Since the NNN REIT Board declared distributions for four months (December 2017 through March 2018) during the three months ended March 31, 2018 in order to transition to a process of declaring dividends prior to the beginning of the month, the dividends declared per common share reflects four rather than three months of dividends for 2018.
(3)	The distribution of $577,747 for the month of March 2018 was declared in March 2018 and paid on April 25, 2018. The amount was recorded as a liability as of the balance sheet date March 31, 2018.
(4)	The distribution of $641,785 for the month of June 2018 was declared in June 2018 and paid on July 25, 2018. The amount was recorded as a liability as of the balance sheet date June 30, 2018.
(5)	The distribution of $698,492 for the month of September 2018 was declared in September 2018 and paid on October 25, 2018. The amount was recorded as a liability as of the balance sheet date September 30, 2018.
(6)	The distribution of $749,045 for the month of December 2018 was declared in December 2018 and paid on January 25, 2019. The amount was recorded as a liability as of December 31, 2018 in the accompanying consolidated balance sheets.
(7)	In connection with the acquisition of some properties, we may negotiate a reduced purchase price for the acquired property in an amount that equals an agreed-upon rent abatement. During the period of any rent abatement on properties that we acquire, we may be unable to fully fund our distributions from net rental income received and waivers or deferrals of Advisor asset management fees. In that event, we may expand the sources of cash used to fund our stockholder distributions to include proceeds from the sale of our common stock, but only during the periods, and up to the amounts, of any rent abatements where we are able to negotiate a reduced purchase price.
(8)	The distribution of $821,300 for the month of March 2019 was declared in February 2019 and paid on April 25, 2019. The amount was recorded as a liability as of March 31, 2019.
(9)	The distribution of $896,291 for the month of June 2019 was declared in February 2019 and paid on July 25, 2019. The amount was recorded as a liability as of June 30, 2019 in the accompanying unaudited condensed consolidated balance sheets.

Distributions are paid on a monthly basis. For the year ended December 31, 2018, distributions paid to our stockholders were 5.5% ordinary income, 0% capital gain and 94.5% return of capital/non-dividend distribution. For the year ended December 31, 2017, distributions paid to our stockholders were 15.9% ordinary income, 0% capital gain and 84.1% return of capital/non-dividend distribution. The following presents the federal income tax characterization of the distributions paid in 2018 and 2017:

	Years Ended December 31
	2018	2017
Ordinary income	$0.0352	$0.1110
Non-taxable distribution	0.6683	0.5890
Total	$0.7035	$0.7000

For the period January 1, 2018 through February 28, 2019, distributions to stockholders were declared and paid based on daily record dates at rates per share per day. Distributions to stockholders for the period March 1, 2019 through June 30, 2019 were declared on February 28, 2019. See details as follows:

Distribution Period	Rate Per Share Per Day(1)	Declaration Date	Payment Date
2018
January 1-31	$0.00189113	February 1, 2018	February 26, 2018
February 1-28	$0.00209375	February 1, 2018	February 26, 2018
March 1-31	$0.00189113	March 20, 2018	April 25, 2018
April 1-30	$0.00195417	April 3, 2018	May 25, 2018
May 1-31	$0.00189113	May 1, 2018	June 26, 2018
June 1-30	$0.00195417	June 1, 2018	July 25, 2018
July 1-31	$0.00189113	July 1, 2018	August 27, 2018
August 1-31	$0.00189113	August 1, 2018	September 25, 2018
September 1-30	$0.00195417	September 1, 2018	October 25, 2018
October 1-31	$0.00189113	September 27, 2018	November 26, 2018
November 1-30	$0.00195417	October 29, 2018	December 26, 2018
December 1-31	$0.00189113	November 28, 2018	January 25, 2019
2019
January 1-31	$0.00191183	December 26, 2018	February 25, 2019
February 1-28	$0.00209375	January 31, 2019	March 25, 2019
March 1-31	$0.00192740	February 28, 2019	April 25, 2019
April 1-30	$0.00192740	February 28, 2019	May 28, 2019
May 1-31	$0.00192740	February 28, 2019	June 25, 2019
June 1-30	$0.00192740	February 28, 2019	July 25, 2019
July 1-31	$0.00192740	June 25, 2019	August 26, 2019
August 1-31	$0.00192740	June 31, 2019	September 18, 2019
September 1-30	$0.00192740	August 30, 2019	October 25, 2019*
October 1-31	$0.00192740	August 30, 2019	November 25, 2019*
November 1-30	$0.00192740	August 30, 2019	December 26, 2019*
December 1-31	$0.00192740	August 30, 2019	January 27, 2020*
*	Projected payment date
(1)	The distribution paid per share of Class S common stock is net of deferred selling commissions.

Contractual Commitments and Contingencies

We depend on our sponsor and the NNN REIT Advisor for certain services that are essential us, including the sale of our shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Although there can be no assurance, we are not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of our properties, the activities of our tenants and other environmental conditions of which we are unaware with respect to the property could result in future environmental liabilities.

Tenant Improvements

Pursuant to lease agreements, as of June 30, 2019 and December 31, 2018, we had obligations to pay for $401,932 and $3,789,091, respectively, in site and tenant improvements to be incurred by tenants, including a 72.7% share of the tenant improvements for the Santa Clara property at both balance sheet dates. At June 30, 2019 and December 31, 2018, we had $99,228 and $3,486,927, respectively, of restricted cash held to fund the improvements. In April 2019, $3,177,343 of restricted cash was released to the tenant to reimburse it for tenant improvement costs under the terms of the lease agreement.

Suspension of Distribution Reinvestment Plan

On September 18, 2019, the NNN REIT Board approved the temporary suspension of NNN REIT’s distribution reinvestment plans for Class C common stock and Class S common stock. Pursuant to the suspension of the distribution reinvestment plans, beginning September 19, 2019, all future distributions will be paid to the NNN REIT stockholders in cash. The distribution reinvestment plans will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve the reinstatement of the distribution reinvestment plans.

Redemption of Common Stock

The maximum amount that may be repurchased per month is limited to no more than 2% of our most recently determined aggregate NAV. Repurchases for any calendar quarter will be limited to no more than 5% of our most recently determined aggregate NAV. The foregoing repurchase limitations are based on “net repurchases” during a quarter or month, as applicable. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of our most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the NNN REIT Registered Offering and NNN REIT Class S Offering (including purchases pursuant to the NNN REIT Registered DRP Offering) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

On September 18, 2019, the NNN REIT Board approved the temporary suspension of NNN REIT’s share repurchase programs for Class C common stock and Class S common stock. All share repurchase requests submitted by stockholders of NNN REIT after the close of business on October 19, 2019 will be rejected pursuant to the suspension of the share repurchase program, until such time, if any, as the NNN REIT Board approves the resumption of the share repurchase program.

Rich Uncles Real Estate Investment Trust I

Set forth below is a description of the business of REIT I. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to REIT I and its consolidated subsidiaries. Certain statements regarding REIT I’s future operations and its plans for future business will not be applicable to the extent that the Merger Transactions are completed.

Description of REIT I’s Business

General Development of Business

Overview

REIT I, together with its consolidated subsidiaries, is an externally managed, publicly owned non-traded REIT that invests in a diversified portfolio of income-producing commercial properties primarily located in California. While we focus on single tenant net leased properties, we diversify our portfolio by geography, primarily within California, and by investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to its shareholders. The investment objectives and policies may be amended or changed at any time by the REIT I Board if it believes such changes are in the best interests of its shareholders. As of August 31, 2019, we owned an investment portfolio that included ownership of 20 net leased properties, 17 of which are in California, with an occupancy rate of 100% and a weighted average lease term of 4.8 years. At present, we can only acquire additional properties through the proceeds from the sale or refinancing of existing properties.

From April 2012 until July 20, 2016 we engaged in an initial offering of our shares of common stock that was made to California-only investors and was, therefore exempt from registration under the Securities Act of 1933, as amended. We continued to sell its common stock to existing shareholders under the REIT I DRIP until reinvestments were suspended on April 23, 2019 REIT pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I Meeting. The purchase price was $10.00 per share during the initial offering and, prior to suspension of the REIT I DRIP, reinvestment shares were issued at a purchase price of $10.57 per share which is the estimated NAV per share established by the REIT I Board on January 11, 2019, compared with an estimated NAV of $10.66 per share during the previous 12 months and $10.00 per share during all prior years. As of June 30, 2019, an aggregate of $95,018,996 in REIT I common shares had been sold through the prior offering and under the REIT I DRIP.

We are externally managed by BrixInvest, the REIT I Advisor. The REIT I Advisor is responsible for the management of REIT I under the REIT I Advisory Agreement through which the REIT I Advisor provides the advisory services and necessary administrative functions for managing REIT I, including but not limited to regulatory compliance, overseeing the acquisition and management of the portfolio of real estate investments, all subject to the supervision of the REIT I Board. As a result, REIT I does not have any employees. REIT I pays asset management fees and certain transactional fees to the REIT I Advisor and also reimburses the REIT I Advisor for certain expenses incurred in providing the advisory services, including those fees associated with personnel provided for administration of REIT I’s operations, including reimbursing the REIT I Advisor for rent and overhead.

As a REIT, we are required, among other things, to distribute at least 90% of our net taxable income, excluding net capital gains, to our shareholders and meet certain tests regarding the nature of our income and assets. So long as we meet such requirements, we are not subject to federal income tax with respect to the portion of our income that is distributed annually to our shareholders.

Investment Objectives and Strategies

Overview

We have invested primarily in single tenant income-producing commercial properties which were leased to creditworthy tenants under long-term net leases. While our focus is on single tenant net leased properties, we diversified our portfolio by geography, primarily within California, and by investment size and investment risk with the goal of acquiring a portfolio of income-producing real estate investments that provides attractive and stable returns to our shareholders. Our investment objectives and policies may be amended or changed at any time by the REIT I Board. Although we have no plans at this time to change any of our investment objectives, the REIT I Board may change any and all such investment objectives, including our focus on single tenant properties, if it believes such changes are in the best interests of our shareholders. There can be no assurance that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are:

•	to provide our shareholders with attractive and stable cash dividends; and
•	to preserve and return shareholder capital.

We will also seek to realize growth in the value of our investment by timing the sale of our properties to maximize asset value. We may return all or a portion of shareholder capital contributions in connection with the sale of our company or our properties.

While initial purchases of our properties were funded from the sale of shares in the offering, we incurred mortgage debt (currently limited to 50% of total value of all of our properties) against individual properties, pledging such properties as security for that debt to obtain funds to acquire additional properties.

Investment Strategy

We currently own and manage a portfolio consisting primarily of 20 single-tenant net leased properties, 17 of which are located in California and three are located outside of California. Of the three located outside of California, two properties are in Texas and one property is in Georgia. The properties we own are diversified by corporate credit, physical geography, product type, and lease duration. We acquired assets consistent with our single tenant acquisition philosophy by focusing primarily on properties:

•	where construction is substantially complete to reduce risks associated with construction of new buildings;
•	primarily leased on a “net” basis, where the tenant is responsible for the payment, and fluctuations in costs of real estate and other taxes, insurance, utilities and property maintenance;
•	located in primary, secondary and certain select tertiary markets;
•	leased to tenants with strong financial statements, including investment grade credit quality, at the time we acquire them; and
•	subject to long-term leases with defined rental rate increases.

We will seek to provide our shareholders the following benefits:

•	a cohesive management team experienced in all aspects of real estate investment with a track record of acquiring single tenant net leased properties;
•	stable cash flow backed by a portfolio of primarily single tenant net leased real estate assets;
•	minimal exposure to operating and maintenance expense increases primarily via the net lease structure where the tenant assumes responsibility for these costs;
•	contractual rental rate increases enabling higher potential dividend distributions and a hedge against inflation;
•	insulation from short-term economic cycles resulting from the long-term nature of the tenant leases;
•	enhanced stability resulting from strong credit characteristics of most of the tenants; and
•	portfolio stability promoted through geographic and product type investment diversification.

There can be no assurance that any of the properties we acquired will result in the benefits discussed above.

General Acquisition and Investment Policies

We seek to make investments that satisfy the primary investment objective of providing regular cash dividends to our shareholders. However, because a significant factor in the valuation of income-producing real property is its potential for future appreciation, we anticipate that some properties we acquired may have the potential both for growth in value and for providing regular cash dividends to our shareholders.

Although this is our current focus, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection of assets. When making an acquisition, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that the REIT I Advisor presents us with what we believe to be good investment opportunities that allow us to meet the REIT requirements under the Code, our portfolio composition may vary from what we initially expect. However, we will attempt to maintain a portfolio that produces stable and attractive returns by spreading risk across different real estate investments.

The REIT I Advisor has substantial discretion with respect to the selection of specific properties. However, acquisition parameters have been established by the REIT I Board and potential acquisitions outside of these parameters will require approval by the REIT I Board. In selecting a potential property for acquisition, we and the REIT I Advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;
•	lease terms, including length of lease term, scope of landlord responsibilities, if any, under the net lease context, and frequency of contractual rental increases;
•	projected demand in the area;
•	a property’s geographic location and type;
•	proposed purchase price, terms and conditions;
•	historical financial performance;
•	a property’s physical location, visibility, curb appeal, and access;
•	construction quality and condition;
•	potential for capital appreciation;
•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;
•	potential capital reserves required to maintain the property;
•	the potential for the construction of new properties in the area;
•	evaluation of title and obtaining of satisfactory title insurance;
•	evaluation of any reasonable ascertainable risks such as environmental contamination; and
•	replacement use of the property in the event of loss of existing tenant (no special use properties).

There was no limitation on the number, size, or type of properties that we could acquire or on the percentage of net offering proceeds that could be invested in any particular property type or single property.

Creditworthiness of Tenants

In the course of making a real estate investment decision, we assess the creditworthiness of the tenant which leases the property we intend to purchase. Tenant creditworthiness is an important investment criterion, as it provides a barometer of relative risk of tenant default. Tenant creditworthiness analysis is just one element of due diligence which we perform when considering a property purchase; and the weight we intend to ascribe to tenant creditworthiness is a function of the results of other elements of due diligence.

Some of the properties we acquired are leased to public companies. Many public companies have their creditworthiness analyzed by bond rating firms such as Standard & Poor’s and Moody’s. These firms issue credit rating reports which segregate public companies into what are commonly called “investment grade” companies and “non-investment grade” companies. Our portfolio of properties contains a mix of properties that are leased to investment grade public companies, non-investment grade public companies, and non-public companies (or individuals). As of June 30, 2019, 12 of the 20 tenants occupying properties owned by us had investment grade credit ratings. Weighted by the properties' net operating income (NOI), 70% of the NOI is generated from tenants with investment grade credit ratings.

The creditworthiness of investment grade public companies is generally regarded as very high. As to any prospective property acquisitions leased to other than investment grade tenants, we intend to analyze publicly available information and/or information regarding tenant creditworthiness provided by the sellers of such properties and then make a determination in each instance as to whether we believe the subject tenant has the financial fortitude to honor its lease obligations.

We systematically analyze tenant creditworthiness on an ongoing basis, post-acquisition. Many leases will limit our ability as landlord to demand on recurring bases non-public tenant financial information. It will be our policy and practice, however, to monitor public announcements regarding our tenants, as applicable, and tenant payment histories.

All but one of the properties acquired were single tenant properties and most were acquired with existing net leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance, common area maintenance charges, and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple-net or double-net. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Most of the leases also contain provisions that increase the amount of base rent payable at dates during the lease term. Triple-net leases typically require the tenant to pay common area maintenance, insurance, and taxes associated with a property in addition to the base rent and percentage rent, if any. Double-net leases typically require the landlord to be responsible for structural and capital elements of the leased property. Most of our acquisitions had remaining lease terms of five to 15 years at the time of the property acquisition.

We may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is located in a desirable location, is difficult to replace, or has other significant favorable real estate attributes. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. We may elect to obtain, to the extent commercially available, contingent liability and property insurance, flood insurance, environmental contamination insurance, as well as loss of rent insurance that covers one or more years of annual rent in the event of a rental loss. However, the coverage and amounts of our insurance policies may not be sufficient to cover our entire risk.

Our Borrowing Strategy and Policies

We have incurred and will continue to incur and hold our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We also obtain credit facilities or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 50% leverage in connection with our acquisition strategy. Any increase in leverage must be approved by a majority of our independent trust managers and be disclosed to our shareholders in our next quarterly report, along with the justification for such increase. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

We may borrow amounts from the REIT I Advisor or its affiliates only if such loan is approved by a majority of the REIT I Board, including a majority of our independent trust managers, not otherwise interested in the transaction, as fair, competitive, commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our prospectus regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a shareholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change in our borrowing policies.

Co-Ownership Investments

We may acquire some of our properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with affiliates of the REIT I Advisor. Among other reasons, we may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, the REIT I Advisor will evaluate the subject real property under established investment criteria.

We may enter into joint ventures with affiliates of the REIT I Advisor for the acquisition of properties, provided that:

•	The REIT I Board, including a majority of our independent trust managers, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us; and
•	the investments by us and such affiliate are on substantially the same terms and conditions as those received by the other joint venturers.

Economic Dependency

We are dependent on the REIT I Advisor for certain services that are essential to us, including the identification, evaluation, negotiation, acquisition or origination and disposition of investments; management of the daily operations and leasing of our portfolio; and other general and administrative responsibilities. In the event that the REIT I Advisor is unable to provide these services, we will be required to obtain such services from other sources.

Competitive Market Factors

The U.S. commercial real estate investment and leasing markets remain competitive. We face competition from various entities for investment opportunities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of their investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay dividend distributions to our shareholders may be adversely affected.

Although we believe that we are well-positioned to compete effectively, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce our cash available for dividend distribution to our shareholders. Most, if not all of our real estate acquisitions are subject to Phase I environmental assessments prior to the time they are acquired.

Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, investing in and disposing of commercial real estate assets. All of our consolidated revenues are derived from our consolidated real estate properties. We internally evaluate operating performance on an individual property level and view all of our real estate assets as one industry segment, and, accordingly, all of our properties are aggregated into one reportable segment.

Real Estate Portfolio

As of June 30, 2019, we owned 20 properties in three states consisting of retail, office and industrial properties. The following table provides summary information regarding the Company’s 20 real estate investments as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Building and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Real Estate Investments, Net
Chevron Gas Station	San Jose, CA	5/29/2015	Retail	$2,775,000	$—	$(159,896)	$2,615,104
Levins	Sacramento, CA	8/19/2015	Industrial	3,750,000	2,500	(825,489)	2,927,011
Chevron Gas Station (Note 5)	Roseville, CA	9/30/2015	Retail	2,800,000	—	(362,352)	2,437,648
Island Pacific Supermarket	Elk Grove, CA	10/1/2015	Retail	3,151,461	568,539	(599,264)	3,120,736
Dollar General	Bakersfield, CA	11/11/2015	Retail	4,632,567	689,020	(696,143)	4,625,444
Rite Aid	Lake Elsinore, CA	12/7/2015	Retail	6,663,446	968,285	(844,948)	6,786,783
PMI Preclinical	San Carlos, CA	12/9/2015	Industrial	8,920,000	—	(728,176)	8,191,824
EcoThrift	Sacramento, CA	3/17/2016	Retail	4,496,993	541,729	(797,261)	4,241,461
GSA (MSHA)	Vacaville, CA	4/5/2016	Office	2,998,232	456,645	(459,931)	2,994,946
PreK San Antonio	San Antonio, TX	4/8/2016	Retail	11,851,540	1,593,451	(2,929,577)	10,515,414
Dollar Tree	Morrow, GA	4/22/2016	Retail	1,312,491	206,844	(299,099)	1,220,236
Dinan Cars	Morgan Hill, CA	6/21/2016	Industrial	4,651,845	654,155	(1,156,530)	4,149,470
Solar Turbines	San Diego, CA	7/21/2016	Office	5,738,978	389,718	(577,805)	5,550,891
Amec Foster	San Diego, CA	7/21/2016	Industrial	7,010,799	485,533	(726,276)	6,770,056
ITW Rippey	El Dorado, CA	8/18/2016	Industrial	6,299,982	407,316	(851,501)	5,855,797
Dollar General Big Spring	Big Spring, TX	11/4/2016	Retail	1,161,647	112,958	(79,732)	1,194,873
Gap	Rocklin, CA	12/1/2016	Office	7,220,909	677,192	(812,808)	7,085,293
L-3 Communications	San Diego, CA	12/23/2016	Industrial	11,084,072	961,107	(1,007,488)	11,037,691
Sutter Health	Rancho Cordova, CA	3/15/2017	Office	24,256,632	2,870,258	(2,655,703)	24,471,187
Walgreens	Santa Maria, CA	6/29/2017	Retail	4,667,322	448,183	(262,739)	4,852,766
				$125,443,916	$12,033,433	$(16,832,718)	$120,644,631

Employees

We have no paid employees as all personnel are supplied to us by the REIT I Advisor. The employees of our advisor or its affiliates provide all of our management, acquisition, disposition, advisory and other administrative services for us in exchange for which the REIT I Advisor is entitled to a fee.

Principal Executive Office

Our principal executive offices are located at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626. Our telephone number and website address are (855) 742-4862 and http://www.richuncles.com, respectively.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Shareholder Information

As of September 30, 2019, we had 8,344,729 shares of common stock outstanding held by a total of 2,829 shareholders of record.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our shareholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. Any sale must comply with applicable state and federal securities laws. In addition, our charter prohibits the ownership of more than 8.0% of our stock by a single person, unless exempted by the REIT I Board for ownership of up to 9.9%. Consequently, there is the risk that our shareholders may not be able to sell their shares at a time or price acceptable to them.

Determination of Estimated Per Share Value

On January 11, 2019, the independent trust managers of the REIT I Board recommended and the entire the REIT I Board unanimously approved and established an estimated per share NAV of our common stock of $10.57 based on the estimated market value of our assets less the estimated market value of our liabilities, divided by the number of shares outstanding, as of December 31, 2018. The estimated per share NAV as of December 31, 2018 first appeared on investor dashboards on January 14, 2019. This is the second time that the REIT I Board has determined an estimated per share NAV of our common stock and we intend to continue to publish an updated estimated per share NAV on at least an annual basis.

Dividend Reinvestment Plan

The REIT I DRIP was suspended on April 23, 2019 pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I special meeting. Prior to being suspended, the REIT I DRIP allowed REIT I shareholders to reinvest dividend in common shares of REIT I at a price equal to the most recently disclosed NAV per share. Accordingly, shares issued prior to suspension of the REIT I DRIP were at a purchase price of $10.57 per share (unaudited).

Share Repurchase Program

Our share repurchase program was suspended in January 2019 pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I special meeting. Prior to being suspended, the share repurchase program allowed REIT I shareholders to have their common shares of REIT I redeemed upon shareholder request at a price equal to the most recently disclosed NAV per share. Accordingly, shares repurchased prior to suspension of the share repurchase program were at a redemption price of $10.57 per share (unaudited).

Our share repurchase program was established to provide limited liquidity for REIT I shareholders, subject to the provisions of the program and limitations imposed by the SEC. From inception through suspension of the share repurchase program, a total of 1,270,279 shares had been tendered for redemption by us.

Use of Proceeds from Sales of Registered Securities and Unregistered Sales of Equity Securities

Beginning April 2012 until the termination in July 2016, we were engaged in an offering of our shares of common stock for sale to California-investors only on a “best efforts” basis. We continue to sell REIT I common shares to existing shareholders under the REIT I DRIP until it was suspended in April 2019 pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I special meeting.

On April 29, 2016, we filed a registration statement on Form 10 with the SEC to register our common stock, par value $0.01 per share under the Securities Exchange Act of 1934, as amended.

As of December 31, 2018, reimbursement to our advisor for organization and offering expenses, subject to the 3% of gross offering proceeds limitation, totaled $2,796,198, which was our maximum liability.

From the commencement of the offering through June 30, 2019, the net offering proceeds to us, after deducting the reimbursable offering expenses incurred as described above, were approximately $92,222,798, including net offering proceeds from our dividend reinvestment plan of $13,022,784.

We have used substantially all of the net proceeds from the offering to acquire and manage our current corporate commercial real estate properties.

Distributions to Shareholders

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income (excluding capital gains) to our shareholders. We intend, although we are not legally obligated, to continue to make regular quarterly dividend distributions to holders of our shares at least at the level required to maintain our REIT status unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. Dividends are authorized at the discretion of the REIT I Board, which is directed, in substantial part, by our obligation to cause us to comply with the REIT requirements of the Code. The REIT I Board has not pre-established a percentage range of return for dividend distributions to shareholders. We have not established a minimum distribution level, and our Amended and Restated Declaration of Trust, as amended, does not require that we make dividend distributions to our shareholders.

Generally, our policy is to pay dividends from cash flow from operations. The REIT I Advisor, in its sole election, may defer reimbursements and fees otherwise due to it. A deferral of any fee or reimbursement owed to the REIT I Advisor will have the effect of increasing cash flow from operations for the relevant period and increase the cash available to make dividend distributions to our shareholders because we will not have to use cash to pay any fee or reimbursement that was deferred during the relevant period. Any such deferred reimbursements and fees will not be interest-bearing and will be paid as and when determined by the REIT I Board. We do not use the proceeds from sales of our common stock or borrowed money to pay dividends but rather pay dividends from cash flow from operations, proceeds from the sale of properties and/or, as elected solely by the REIT I Advisor, from deferred reimbursements and fees owed to the REIT I Advisor. Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019. If our cash flow from operations decreases in the future, the level of our dividend distributions may also decrease.

To maintain our qualification as a REIT, we must make aggregate annual dividends distributions to our shareholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles, or GAAP). If we continue to meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our shareholders each year. The REIT I Board may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as the REIT I Board deems relevant.

			Dividends Paid		Cash Flows Provided by Operating Activities
Period	Dividends Declared	Dividends Declared Per Share	Cash	Reinvested
2017:
First Quarter 2017	$1,548,589	$0.1875	$455,958	$1,092,631	$1,771,735
Second Quarter 2017	1,569,284	0.1875	465,689	1,103,595	672,800
Third Quarter 2017	1,563,430	0.1875	458,938	1,104,492	1,464,563
Fourth Quarter 2017	1,566,932	0.1875	481,806	1,085,126	1,252,518
2017 Totals	$6,248,235	$0.7500	$1,862,391	$4,385,844	$5,161,616

			Dividends Paid		Cash Flows Provided by Operating Activities
Period	Dividends Declared	Dividends Declared Per Share	Cash	Reinvested
2018:
First Quarter 2018	$1,566,934	$0.1875	$478,674	$1,088,260	$1,566,444
Second Quarter 2018	1,574,919	0.1875	534,554	1,040,365	907,398
Third Quarter 2018	1,573,763	0.1875	512,184	1,061,579	1,462,661
Fourth Quarter 2018	1,568,050	0.1875	502,769	1,065,281	1,357,088
2018 Totals	$6,283,666	$0.7500	$2,028,181	$4,255,485	$5,293,591

2019:
First Quarter 2019	$1,576,268	$0.1875	$525,529	$1,047,460	$1,553,678
Second Quarter 2019	1,576,268	0.1875	1,582,505	—	1,178,037
2019 Totals	$3,155,494	$0.3750	$2,108,034	$1,047,460	$2,731,685

The following presents the federal income tax characterizations of dividends paid:

	Years Ended December 31,
	2018	2017
Ordinary income	$0.238	$0.285
Nontaxable dividend distributions	0.512	0.465
	$0.750	$0.750

Quarterly dividend distributions to shareholders for the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019 were declared and paid based on daily record dates at rates per share per day as follows:

Dividend Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Dates
January 1 – March 31, 2017	$0.00208330	April 20, 2017	April 20, 2017
April 1 – June 30, 2017	$0.00206044	July 20, 2017	July 20, 2017
July 1 – September 30, 2017	$0.00203804	October 19, 2017	October 20, 2017
October 1 – December 31, 2017	$0.00203804	January 25, 2018	January 25, 2018
January 1 – March 31, 2018	$0.00208333	April 24, 2018	April 25, 2018
April 1 – June 30, 2018	$0.00206044	July 23, 2018	July 25, 2018
July 1 – September 30, 2018	$0.00203804	October 25, 2018	October 25, 2018
October 1 – December 31, 2018	$0.00203804	January 22, 2019	January 25, 2019
January 1 - March 31, 2019	$0.00208333	April 23, 2019	April 25, 2019
April 1 - June 30, 2019	$0.00206044	July 15, 2019	July 25, 2019

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors. Those factors include: our ability to continue to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; the REIT I Advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our dividend reinvestment plan. In the event our cash flow from operations decreases in the future, the level of our dividend distributions may also decrease. In addition, future dividends declared and paid may exceed cash flow from operations, to the extent that the REIT I Advisor defers payment of fees and reimbursements to which it is entitled.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. It also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained in Appendix II to this Joint Proxy Statement and Prospectus. See also “Cautionary Note Regarding Forward-Looking Statements.” As used in this section, the terms “we,” “our,” “us” and “Company” refer to Rich Uncles Real Estate Investment Trust I and, as required by context, including its subsidiaries. The following provides our management’s discussion and analysis of financial condition and results of operations for (1) the six months ended June 30, 2019 and 2018, and (2) the years ended December 31, 2018 and 2017.

Overview

We were formed in 2012 as an unincorporated REIT, under the laws of the State of California. We have invested primarily in single tenant income-producing corporate properties which are leased to creditworthy tenants under long-term net leases. Although we are not limited as to the form our investments may take, our investments in real estate were generally made by acquiring fee title or interests in entities that own and operate real estate. We have made acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships.

We elected to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2014. As a REIT, we generally will not be subject to federal income tax on the income that we distribute to our shareholders each year. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Such an event could materially and adversely affect our net income and cash available for distribution to our shareholders. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Subject to certain restrictions and limitations, our business is externally managed by the REIT I Advisor pursuant to the REIT I Advisory Agreement, which manages our operations and manages our portfolio of core real estate properties and real estate related assets.

Through July 31, 2019, we had sold 9,469,901 shares of common stock, including 1,270,279 shares of common stock sold under our dividend reinvestment plan, for gross offering proceeds of $95,018,996. No new shares were sold since the suspension on April 23, 2019 of the Company’s dividend reinvestment plan. As discussed below, all subsequent dividends payments will be paid in cash.

We have invested primarily in single tenant income-producing properties which are leased to creditworthy tenants under long-term net leases. We diversified our portfolio by geography, investment size, and investment risk with the goal of owning a portfolio of income-producing real estate investments that provides attractive and stable returns to our shareholders. As of June 30, 2019, we owned 20 properties in three states (17 in California, two in Texas and one in Georgia) consisting of retail, office and industrial properties. The net book value of these properties was $120,644,631 at June 30, 2019.

NAV and NAV per Share Calculation

On January 11, 2019, the conflicts committee of our board of directors recommended and the REIT I Board directors unanimously approved and established an estimated per share NAV of our common stock of $10.57 (unaudited) based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the number of shares outstanding, as of December 31, 2018. The estimated per share NAV as of December 31, 2018 first appeared on investor dashboards on January 14, 2019. This is the second time that the REIT I Board has determined an estimated per share NAV of our common stock.

Historical Estimated Values per Share

The historical reported estimated value per share of our common stock approved by the REIT I Board is set forth below:

Estimated Value per Share	Effective Date of Valuation	Filing with the SEC
$10.57	January 11, 2019	January 14, 2019
$10.66	January 18, 2018	January 19, 2018
$10.00 (initial offering price)	N/A	N/A

Revenue Concentration

The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the six months ended June 30, 2019 and 2018 were as follows:

Property and Location	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Sutter Health, Rancho Cordova, CA	$1,324,028	20.2%	$1,375,645	20.9%
PreK San Antonio, San Antonio, TX	$819,312	12.5%	$856,101	13.0%

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our December 31, 2018 audited consolidated financial statements included in our Annual Report on Form 10-K included in Appendix II. There have been no significant changes to our accounting policies during the six months ended June 30, 2019.

Results of Operations For the Six Months Ended June 30, 2019 and 2018 and Years Ended December 31, 2018 and 2017

Overview

We owned 20 and 21 real estate properties at June 30, 2019 and December 31, 2018, respectively. We expect our rental income and tenant reimbursements to remain relatively flat to slightly higher in 2019 due to rental escalations. We expect our depreciation and amortization expense and asset management fees to affiliates to remain relatively flat due to stability in the portfolio and expect our interest expense to trend slightly lower in 2019 due to declining debt balances.

Comparison of the Six Months Ended June 30, 2019 to the Six Months Ended June 30, 2018

Rental Income

Rental income, including tenant reimbursements, was $6,566,354 and $6,596,381 for the six months ended June 30, 2019 and 2018, respectively. The slight decrease of $30,027 or 0.5% period-over-period primarily reflects lower rental income from Great Clips due to the foreclosure and sale of the Antioch, California property on March 13, 2019 and lower lease payments negotiated by a tenant that went through a restructuring during the second quarter of 2018, offset in part by an slight increase in tenant reimbursements resulting from an increase in property taxes.

Fees to Affiliates/Expense Reimbursements

Fees to affiliate, comprised of asset management fees and reimbursable operating expense, were $599,224 and $585,480 for the six months ended June 30, 2019 and 2018, respectively, an increase of $13,744 or 2.3% period-over-period. Asset management fees included in fees to affiliate were $419,224 and $403,965 for the six months ended June 30, 2019 and 2018, respectively. Since the acquisition of the 29.86% tenant-in-common interest in the Chevron property described in Note 5 to Unaudited Consolidated Financial Statements is a repurchase transaction, the Company recorded the related acquisition fee as an expense and was reflected in fees to affiliates in the current year period. The remaining decrease period-over-period was due to the foreclosure of the Antioch, California property. The asset management fees are equal to 0.6% per annum of our average invested assets.

In addition, subject to certain limitations, we reimburse the REIT I Advisor for costs incurred in connection with services provided to us, including, without limitation, our allocable share of the accounting personnel (and related employment) costs and overhead incurred by the REIT I Advisor or its affiliates. Operating expense reimbursements were $180,000 and $181,515 for the six months ended June 30, 2019 and 2018, respectively.

General and Administrative

General and administrative expenses were $600,817 and $530,260 for the six months ended June 30, 2019 and 2018, respectively. The overall increase of $70,557 or 13.3% period-over-period primarily reflects higher cost of trust managers and officers’ insurance and higher stock compensation expense incurred in the current year period compared to the prior year period and the timing of costs for annual valuation (NAV) consultation, partially offset by lower professional fees primarily for legal, audit and advertising.

Depreciation and Amortization

Depreciation and amortization expense was $2,886,414 and $2,857,337 for the six months ended June 30, 2019 and 2018, respectively. The increase of $29,077 or 1.0% period-over-period was primarily due to the depreciation of additions to existing real estate investments, offset in part by the reduction in depreciation related to the foreclosure and sale of the Antioch, California property in the first quarter of 2019. The purchase price of the acquired properties is allocated to tangible assets, identifiable intangibles and assumed liabilities. The tangible assets and identifiable intangibles are depreciated or amortized over their estimated useful lives.

Interest Expense

Interest expense was $1,845,396 and $1,116,711 for the six months ended June 30, 2019 and 2018, respectively. The increase of $728,685 or 65.3% period-over-period was primarily due to a loss on interest rate swap valuations of $290,484 in the first six months of 2019 compared to a gain of $(333,254) in the first six months of 2018. Interest expense also increased by $104,947 primarily due to the increase in interest rates period-over-period, exclusive of the of effect of the interest rate swap valuations, as well as additional interest and fees on the new loan secured by the Walgreen's property.

Property Expenses

Property expenses were $1,203,851 and $1,271,180 for the six months ended June 30, 2019 and 2018, respectively. The decrease of $67,329 or 5.3% period-over-period was primarily due to the provision for doubtful accounts in the prior year period, with no comparable amount in the current year period. In addition, the costs of utilities, property tax and insurance decreased during the current year period, partially offset by an increase in repairs and maintenance expenses.

Property management fees to affiliate were $51,097 and $48,907 for the six months ended June 30, 2019 and 2018, respectively.

Gain on disposal of real estate investment property

The gain on sale of real estate investment property of $113,773 for the six months ended June 30, 2019 was due to the higher mortgage loan balance and related interest payable of the Antioch, California property compared to its net book value when it was relinquished in a foreclosure sale on March 13, 2019.

Impairment of Investment in Real Estate Property

The impairment of investment in real estate property of $862,190 for the six months ended June 30, 2018 was related to the impairment of our property in Antioch, California due to the expiration of the lease term at December 31, 2017 and our subsequent difficulties encountered during the second quarter of 2018 in our efforts to re-lease the property at acceptable rent rates.

Organizational and Offering Costs

Our organizational and offering costs were paid by the REIT I Advisor on our behalf. Offering costs included all expenses incurred in connection with the offering. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate.

We were obligated to reimburse the REIT I Advisor for organizational and offering costs related to the offering paid by them on our behalf provided such reimbursement would not exceed 3.0% of gross offering proceeds raised in the offering as of the date of the reimbursement.

As of June 30, 2019, we had not incurred any organizational and offering costs related to the offering as all such costs had been funded by the REIT I Advisor. As a result, these organizational and offering costs related to the offering are not recorded in our condensed consolidated financial statements as of June 30, 2019 other than to the extent of 3.0% of the gross offering proceeds. Through December 31, 2018, the REIT I Advisor had incurred organizational and offering costs on our behalf in connection with our offering of $2,796,198. Through December 31, 2018, we had recorded and paid $2,796,198 of organizational and offering costs, which was our maximum liability.

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

Rental Income

Rental income for the years ended December 31, 2018 and 2017 was $10,960,847 and $10,618,148, respectively. The components of rental income are as follows:

	Years Ended December 31,
	2018	2017
Properties acquired prior to 2017, net of property sold	$8,502,966	$8,746,209
Properties acquired in 2017	2,457,881	1,846,841
Property sold in 2017	—	61,554
Total	$10,960,847	$10,654,604

The increase of $306,243 or approximately 3% year-over-year was primarily due to rental income from the acquisition of two properties (Sutter Health and Walgreens) in the first half of 2017, partially offset by the disposition of one real estate property (Chevron) in April 2017 and the expiration of the Chase Bank lease at the Antioch, California property in December 2017 which has not been re-leased. The Antioch, California property was foreclosed and sold on March 13, 2019 (see Note 4 to Consolidated Financial Statements for a detailed discussion). In addition, the increase was moderated by lower lease payments we negotiated with a tenant that went through a restructuring in the second quarter of 2018.

Tenant Reimbursements and Other Revenue

Tenant reimbursements and other revenue for the years ended December 31, 2018 and 2017 were $2,205,784 and $2,183,150, respectively. Pursuant to many of our lease agreements, tenants are required to pay all or a portion of the property operating expenses. The increase of $22,634 or approximately 1% year-over-year was primarily due to increases in recoveries of common area maintenance costs and property taxes, partially offset by decreases in recoveries for repairs and maintenance and utilities.

Fees to Affiliates/Expense Reimbursements

Asset management fees to affiliates for the years ended December 31, 2018 and 2017 were $810,471 and $758,555, respectively. The asset management fees are equal to 0.6% per annum of our Average Invested Assets. The increase in asset management fees reflects the acquisition of two properties (Sutter Health and Walgreens) in the first half of 2017, partially offset by the disposition of one real estate property (Chevron) in April 2017.

Operating expense reimbursements for the years ended December 31, 2018 and 2017 were $370,186 and $102,080, respectively. These costs are included in fees to affiliates expense in the statement of operations and reflect reimbursements for allocated personnel and other overhead costs billed to us by the REIT I Advisor as permitted by our Offering Prospectus. Insurance and bank fees were not charged for the 2017 period and reimbursements for allocated personnel increased due to increased staffing in 2018.

Disposition fees to affiliate for the years ended December 31, 2018 and 2017 were $0 and $103,020, respectively. Disposition fees are presented in the statement of operations as a reduction of gain on sale of real estate investment property.

Property management fees to affiliate for the years ended December 31, 2018 and 2017 were $100,771 and $98,246, respectively.

General and Administrative

General and administrative expenses for the years ended December 31, 2018 and 2017 were $967,390 and $887,813, respectively, an increase of $79,577 or approximately 9% year-over-year. The following are the most significant components of general and administrative expense:

	Years Ended December 31,
	2018	2017
Advertising costs	$111,050	$131,541
Legal, audit and tax fees	354,770	405,442
Other professional fees	173,985	91,076
Stock compensation to independent trust managers	178,022	134,000
Other	149,563	125,754
Total	$967,390	$887,813

The increase in general and administrative expenses primarily reflects higher costs incurred for other professional fees, stock compensation for services rendered, trust managers and officers’ insurance and state franchise fees in the current year compared to the prior year. These increases were partially offset by the decrease in legal, audit and tax fees, and advertising costs incurred.

Depreciation and Amortization

Depreciation and amortization expense for the years ended December 31, 2018 and 2017 were $5,783,643 and $5,645,451, respectively. The increase of $138,192 or approximately 2% year-over-year was primarily due to the depreciation on two investment properties acquired in the first half of 2017, partially offset by the reduction in depreciation expense related to the Antioch, California property in the second half of 2018. Our second quarter 2018 impairment charge for the Antioch, California property reduced our cost-basis for depreciating such property during the second half of 2018 (see Note 4 of Consolidated Financial Statements for additional information). The purchase price of the acquired properties is allocated to tangible assets, identifiable intangibles and assumed liabilities. The tangible assets and identifiable intangibles are depreciated or amortized over their estimated useful lives.

Interest Expense

Interest expense for the years ended December 31, 2018 and 2017 were $2,813,430 and $2,503,810, respectively. The increase of $309,620 or approximately 12% year-over-year was primarily due to a full year of interest expense and amortization of deferred financing costs in 2018 related to the Sutter Health and L-3 Communications mortgages obtained in March and May 2017, respectively. Partially offsetting interest expense in both 2018 and 2017 was gain on interest rate swap valuations of $182,823 and $105,909, respectively. Excluding the effect of the interest rate swap valuations, interest expense increased by $386,534 or 15% year-over year. See Note 7 to Consolidated Financial Statements for the detail of the components of interest expense.

Property Expenses

Property expenses for the years ended December 31, 2018 and 2017, were $2,455,916 and $2,293,794, respectively. The increase of $162,122 or approximately 7% year-over-year was primarily due to the increase in property taxes, provision for doubtful accounts, repairs and maintenance expense and insurance expense in 2018 compared to 2017. Approximately 90% and 95% of these costs were recoverable from tenants in 2018 and 2017, respectively.

Impairment of Real Estate Investment Property

The charge of $862,190 for the year ended December 31, 2018, which was less than 1% of our total investments in real estate property as of June 30, 2018, was related to the second quarter impairment of our property in Antioch, California due to the expiration of the lease term at December 31, 2017 and our subsequent difficulties encountered during the second quarter in our efforts to re-lease the property at acceptable rent rates (see Note 4 of Consolidated Financial Statements for impairment details and Note 7 to Unaudited Consolidated Financial Statements for details about our special purpose subsidiary’s default on the mortgage loan for this property).

Gain on Sale of Real Estate Investment Property, Net

The gain on sale of real estate property of $747,957, net of the $103,020 disposition fee paid to our Advisor in 2017, was realized from the sale of the Chevron Gas Station property in Rancho Cordova, CA in April 2017 (see Note 6 of Consolidated Financial Statements for additional discussion of the gain).

Organization and Offering Costs

Our organization and offering costs were paid by the REIT I Advisor on our behalf. Offering costs include all expenses incurred in connection with the offering. The costs to market the offering and all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate are organization and offering costs.

We are obligated to reimburse the REIT I Advisor for organization and offering costs related to our offering and our dividend reinvestment plan paid by them on our behalf provided such reimbursement would not exceed 3% of gross offering proceeds raised in our offering and our dividend reinvestment plan as of the date of the reimbursement.

As of December 31, 2018, we had not directly incurred any organization and offering costs related to the offering as all such costs had been funded by the REIT I Advisor. As a result, these organization and offering costs related to the offering are not recorded in our financial statements as of December 31, 2018 other than to the extent of 3% of the gross offering proceeds.

Through December 31, 2018, the REIT I Advisor had incurred organization and offering costs on our behalf in connection with the offering of $2,796,198. As of December 31, 2018, we had recorded reimbursements of the full $2,796,198 of organization and offering costs completing our obligation for reimbursement to the REIT I Advisor.

Properties

Portfolio Information

Our real estate investments were as follows:

	June 30, 2019	June 30, 2018 and December 31, 2018
Number of properties:
Retail(1)	10	11
Office	4	4
Industrial	6	6
Total	20	21
Leasable square feet:
Retail(1)	177,380	184,388
Office	183,752	183,752
Industrial	246,259	246,259
Total	607,391	614,399
(1)	The Antioch, California property with an area of 7,008 square feet was relinquished in a foreclosure sale on March 13, 2019 (see Note 6 to Unaudited Consolidated Financial Statements for more details).

The Company holds its investments directly and/or through special purpose wholly-owned limited liability companies or other subsidiaries. As of December 31, 2018, the Company held a 70.14% interest in one property subject to a tenancy-in-common agreement. On May 9, 2019, the Company purchased the remaining 29.86% interest in this property, resulting in full 100% ownership as further described in Note 5 to our unaudited condensed consolidated financial statements in Appendix II.

We have a very limited operating history. As of June 30, 2019, we only owned 20 operating properties. Therefore, we have limited operations. In evaluating these properties as potential acquisitions, including the determination of an appropriate purchase price to be paid for the properties, we considered a variety of factors, including the condition and financial performance of the properties, the terms of the existing leases and the creditworthiness of the tenants, property location, visibility and access, age of the properties, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. Other than as discussed below, we do not have other plans to incur any significant costs to renovate, improve or develop the properties. We believe that the properties are adequately insured.

Pursuant to lease agreements, the Company has an obligation to pay for an aggregate of $102,000 and $207,000 in tenant improvements as of June 30, 2019 and December 31, 2018, respectively, for one property. At June 30, 2019 and December 31, 2018, the Company had $177,087 and $462,140, respectively, of restricted cash held by a lender to fund tenant improvements for this property.

In addition, we have identified approximately $125,000 of parking lot repairs/restriping/sealing, HVAC replacement and signage that are expected to be completed in 2019. Approximately $67,000 of these improvements are expected to be recoverable from the tenant through their operating expense reimbursements. The remaining costs of approximately $58,000 are not recoverable from tenants. These improvements will be funded from operating cash flows or offering proceeds.

Liquidity and Capital Resources

Our proceeds from shares sold have been our primary source of liquidity, primarily used for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding mortgage indebtedness; and (iv) stock repurchases. Going forward, our cash needs for real estate investments such as tenant improvements and capital expenditures will be funded primarily from asset sales or from debt proceeds. Our cash requirements for operating and interest expenses and dividend distributions will generally be funded by internally generated funds. Our cash requirements for repurchases of common stock have generally been funded by offering proceeds from our dividend reinvestment plan which is currently suspended. If available, future sources of capital include secured or unsecured borrowings from banks or other lenders and proceeds from the sale of properties. On May 7, 2019 one of our special purpose subsidiaries borrowed $3,000,000 under a new mortgage loan secured by the Walgreens property to provide us with additional liquidity (see Note 7 to our unaudited condensed consolidated financial statements for the six months ended June 30, 2019 in Appendix II).

At June 30, 2019, the outstanding principal balance of our mortgage notes payable was $63,107,061 (see Note 7 to our unaudited condensed consolidated financial statements for the six months ended June 30, 2019 in Appendix II regarding details of our outstanding indebtedness).

Cash Flow Summary For the Six Months Ended June 30, 2019 and 2018

The following table summarizes our cash flows activities for the six months ended June 30, 2019 and 2018:

	2019	2018
Net cash provided by operating activities	$2,731,685	$2,473,841
Net cash used in investing activities	$(1,297,293)	$(423,631)
Net cash used in financing activities	$(1,551,603)	$(3,471,735)

Cash Flows from Operating Activities

For the six months ended June 30, 2019 and 2018, net cash provided by operating activities was $2,731,685 and $2,473,841, respectively.

The cash provided by operating activities during the six months ended June 30, 2019 reflects adjustments to our net loss of $455,575 for net non-cash charges of $2,970,840, primarily related to depreciation and amortization, unrealized loss on interest rate swap valuations, amortization of deferred financing costs and stock compensation expense, partially offset by amortization of below-market leases and gain on disposal of real estate investment. Cash was also provided by a change in operating assets and liabilities of $216,420 during the six months ended June 30, 2019 due to increases in accounts payable, accrued and other liabilities and decreases in tenant receivables and prepaid and other assets, offset in part by an increase in due to affiliates.

The cash provided by operating activities during the six months ended June 30, 2018 reflects adjustments to our net loss of $626,777 for net non-cash charges of $3,117,872, primarily related to depreciation and amortization, amortization of above-market lease intangibles, impairment of real estate investment property and stock compensation expense, partially offset by our amortization of below-market lease intangibles, unrealized gain on interest rate swap valuations and straight-line rents. In addition, our positive cash flows from operations was partially offset by a $17,254 use of working capital due to a decrease in accounts payable, accrued and other liabilities, partially offset by an increase in due to affiliates for the six months ended June 30, 2018.

We expect that our cash flows from operating activities will reflect flat to modest increases in the next 12 months as a result of contractual increases in rental revenues from our properties.

Cash Flows from Investing Activities

Net cash used in investing activities was $1,297,293 for the six months ended June 30, 2019, and consisted of the following:

•	$297,293 of additions to existing real estate investment properties; and
•	$1,000,000 for repayment of refundable sales deposit in connection with acquisition of 29.86% interest in Chevron Roseville, CA property.

Net cash used in investing activities was $423,631 for the six months ended June 30, 2018 reflected the additions to existing real estate investment properties.

Cash Flows from Financing Activities

Net cash used in financing activities was $1,551,603 for the six months ended June 30, 2019 and consisted of the following:

•	$619,603 for repayments of mortgage notes payable;
•	$124,864 for payments of deferred financing costs to third parties;
•	$1,699,102 for repurchases of common stock; and
•	$2,108,034 for dividends paid to common shareholders; partially offset by
•	$3,000,000 of proceeds from a mortgage notes payable.

Net cash used in financing activities was $3,471,735 for the six months ended June 30, 2018 and consisted of the following:

•	$611,231 for repayments of mortgage notes payable;
•	$1,783,511 for repurchases of common stock;
•	$1,013,228 for dividends paid to common stock shareholders; and
•	$63,765 for reimbursement of offering costs.

Cash Flow Summary For the Years Ended December 31, 2018 and 2017

The following table summarizes our cash flow activity for the years ended December 31, 2018 and 2017:

	2018	2017
Net cash provided by operating activities	$5,293,591	$5,161,616
Net cash used in investing activities	$(554,700)	$(30,126,826)
Net cash (used in) provided by financing activities	$(7,390,553)	$17,527,865

Cash Flows from Operating Activities

Net cash provided by operating activities for the years ended December 31, 2018 and 2017 was $5,293,591 and $5,161,616, respectively.

The cash provided by operating activities for the year ended December 31, 2018 reflects our net loss from operations of $896,595 plus net non-cash charges of $6,021,273, primarily related to depreciation and amortization, and including impairment of real estate investment property, amortization of deferred financing costs and stock compensation expense, partially offset by amortization of below-market leases, deferred rents and unrealized gain on interest rate swap valuations. Cash was also provided by a decrease in net operating assets of $168,913 during the year ended December 31, 2018 due to increases in accounts payable, accrued and other liabilities and due to affiliates and a decrease in tenant receivables, offset in part by an increase in prepaid and other assets.

The cash provided by operating activities for the year ended December 31, 2017 reflects our net income from operations of $1,395,046 plus net non-cash charges of $3,895,035, primarily related to depreciation and amortization, and including amortization of deferred financing costs, stock compensation expense and expensed organization and offering costs, partially offset by amortization of below-market leases, a net gain on sale of real estate investment, deferred rents and unrealized gain on interest rate swap derivatives. In addition, our positive cash flows from operations was partially offset by an increase in net operating assets of $128,465 during the year ended December 31, 2017 due to an increase in tenant receivables and a decrease in due to affiliates, partially offset by an increase in accounts payable, accrued and other liabilities.

We expect that our cash flows from operating activities will reflect modest increases in future periods as a result of contractual increases in rental revenues from our properties.

Cash Flows from Investing Activities

Net cash used in investing activities was $554,700 for the year ended December 31, 2018, which reflected the additions to our existing real estate investment properties.

Net cash used in investing activities was $30,126,826 for the year ended December 31, 2017 and consisted primarily of the following:

•	$30,699,222 for the acquisition of two real estate properties;
•	$1,501,764 for additions to real estate investments;
•	$622,320 of payments of acquisition fees and costs;
•	$250,000 payment for seller holdback; and
•	$250,000 refundable purchase deposits for future acquisitions; partially offset by
•	$3,196,480 of proceeds from the sale of real estate investment property.

Cash Flows from Financing Activities

Net cash provided by financing activities was $7,390,553 for the year ended December 31, 2018 and consisted primarily of the following:

•	$1,206,649 of repayments on mortgage notes payable;
•	$4,046,933 for repurchase our shares of common stock;

•	$2,028,181 for dividends paid to common shareholders after giving effect to dividends reinvested of $4,255,485; and
•	$108,790 of payments of offering costs to affiliates.

Net cash provided by financing activities was $17,527,865 for the year ended December 31, 2017 and consisted primarily of the following:

•	$24,865,612 of proceeds from mortgage notes payable, offset partially by $1,084,582 of principal repayments; partially reduced by
•	$649,205 of payments of deferred financing costs and loan deposits;
•	$3,573,725 for repurchases our shares of common stock;
•	$1,856,954 for dividends paid to common shareholders after giving effect to dividends reinvested of $4,284,688; and
•	$173,281 for payments of offering costs to affiliates.

Dividends

Dividends declared, dividends paid in cash and/or reinvested, and cash flows provided by operations were as follows:

Period(3)	Dividends Declared	Dividends Declared Per Share	Dividends Paid		Cash Flows Provided By Operating Activities(1)
			Cash	Reinvested
First Quarter 2018	$1,566,934	$0.1875	$478,674	$1,088,260	$2,473,841
Second Quarter 2018	1,574,919	0.1875	534,554	1,040,365	907,398
Third Quarter 2018	1,573,763	0.1875	512,184	1,061,579	1,462,661
Fourth Quarter 2018	1,568,050	0.1875	502,769	1,065,281	1,357,088
2018 Totals	$6,283,666	$0.7500	$2,028,181	$4,255,485	$6,200,988

First Quarter 2019	$1,576,268	$0.1875	$525,529	$1,047,460	$1,553,648
Second Quarter 2019(2)	1,579,226	0.1875	1,582,505	—	1,178,037
2019 Totals	$3,155,494	$0.3750	$2,108,034	$1,047,460	$2,731,685
(1)	Since dividends are declared after the end of a quarter, the cash flows provided by operating activities in this column are for the quarter of the dividend period rather than the quarter for which dividends were declared. Proceeds from property sales may also be used to fund dividends.
(2)	The Company suspended the dividend reinvestment plan in April 2019 during the strategic alternatives review process (see Note 1 to Unaudited Consolidated Financial Statements for more discussion). All subsequent dividend payments will be paid in cash.
(3)	Dividends are paid on a quarterly basis. In general, dividends for record dates as of the end of a given quarter are paid on or about the 25th of the first month following the quarter-end. Dividends were declared and paid based on daily record dates at rates per share per day as follows:
Dividend Period	Rate Per Share Per Day	Declaration Date	Payment Date
January 1 - March 31, 2018	$0.00208333	April 24, 2018	April 25, 2018
April 1 - June 30, 2018	$0.00206044	July 23, 2018	July 25, 2018
July 1 - September 30, 2018	$0.00203804	October 25, 2018	October 25, 2018
October 1 - December 31, 2018	$0.00203804	January 22, 2019	January 25, 2018
January 1 - March 31, 2019	$0.00208333	April 23, 2019	April 25, 2019
April 1 2019 - June 30, 2019	$0.00206044	July 15, 2019	July 25, 2019

Going forward, we expect the REIT I Board to continue to declare cash dividends based on daily record dates and to pay these dividends on a quarterly basis, and to continue to declare dividends based on a single declaration date after the end of the quarter. Cash dividends will be determined by the REIT I Board based on our financial condition and such other factors as the REIT I Board deems relevant. We have not established a minimum dividend or distribution level, and our charter does not require that we make dividends to our shareholders other than as necessary to meet REIT qualification requirements.

To date, the sources of cash used to pay our shareholder dividends have been primarily from net rental income received and property sales. During April 2019, in order to fund the increase in cash dividends which resulted from suspension of our dividend reinvestment program, our Advisor deferred $301,000 of asset management and property management fees and on April 24, 2019 we borrowed $200,000 from Mr. Wirta, our Chairman of the Board, as further described in Note 9 to our unaudited condensed consolidated financial statements for the six months ended June 30, 2018 in Appendix II. Following receipt of new loan proceeds from the bridge loan financing secured by the Walgreens property in May 2019, the REIT I Advisor's fees were paid and the loan from Mr. Wirta was repaid.

Contractual Commitments and Contingencies

Economic Dependency

The Company depends on the REIT I Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of real estate property investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event the REIT I Advisor is unable to provide the respective services, the Company would be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

Tenant Improvements

Pursuant to lease agreements, the Company has an obligation to pay for an aggregate of $102,000 and $207,000 in tenant improvements as of June 30, 2019 and December 31, 2018, respectively, for one property. At June 30, 2019 and December 31, 2018, the Company had $177,087 and $462,140, respectively, of restricted cash held by a lender to fund tenant improvements for this property.

Suspension of Distribution Reinvestment Plan

The REIT I distribution reinvestment plan was suspended on April 23, 2019 pending completion of the strategic alternatives review process, that preceded the Merger Agreement and the REIT I special meeting. All future distributions by REIT I will be paid in cash until such time, if any, that the REIT I Board approves the resumption of the distribution reinvestment plan.

In January 2019, the REIT I share repurchase program was suspended pending completion of the strategic alternatives process that preceded the Merger Agreement and the REIT I special meeting. The share repurchase program will remain suspended until completion of the Merger, at which time REIT I shareholders will be able to participate in the NNN REIT share repurchase plan.

Securities Ownership of Certain Beneficial Owners and Management

“Beneficial Ownership” as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. Other than as described in the table below, we know of no stockholder who beneficially owned more than 5% of the outstanding shares.

As of September 30, 2019, there is no person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. The following table shows, as of September 30, 2019, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) each of our trust managers and executive officers; and (2) all of our trust managers and executive officers as a group.

Name(1)	Shares of Common Stock(2)	Percent of Shares
Aaron S. Halfacre	—	*
Raymond E. Wirta	18,864	*
Raymond J. Pacini	—	*
Vipe Desai	9,661	*
David Feinleib	10,168	*
Jonathan Platt	24,780	*
All trust managers and executive officers as a group	63,473	*
*	Less than 1% of the outstanding common stock (as applicable) and none of the shares are pledged as security.
(1)	The address of each named beneficial owner is 3090 Bristol Street, Suite 550, Costa Mesa, CA 92626.
(2)	Based on 8,344,729 common shares outstanding on September 30, 2019.

The Combined Company

The following diagram reflects the organizational structure of the Combined Company if the Merger is consummated. This diagram does not reflect the organizational structure of the Combined Company if both the Merger and the Self-Management Transaction are consummated.

*	All assets of BrixInvest will be owned in a wholly-owned susidiary of NNN REIT OP.

DESCRIPTION OF NNN REIT SHARES

Set forth below is a description of the shares of NNN REIT. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to NNN REIT. This section assumes that NNN REIT’s current charter is in place. For a description of the amendments to the charter that could occur in the future (if the charter amendment proposal is approved), see the “Amended and Restated Charter Provisions” section of this Joint Proxy Statement and Prospectus.

We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our common stock is only a summary, and you should refer to the MGCL and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in the current NNN REIT Charter and current NNN REIT Bylaws. You may obtain a copy of the current NNN REIT Charter and current NNN REIT Bylaws free of charge upon your request. See the “Where You Can Find More Information” section of this Joint Proxy Statement and Prospectus.

The NNN REIT Charter authorizes the issuance of 450,000,000 shares of capital stock, of which 300,000,000 shares are designated as Class C common stock with a par value of $0.001 per share; 100,000,000 are designated as Class S common stock with a par value of $0.001 per share; and 50,000,000 are designated as preferred stock with a par value of $0.001 per share. The NNN REIT Board may amend the NNN REIT Charter from time-to-time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Except as otherwise set forth in our charter, Class C, and Class S common stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption. As of September 30, 2019, 15,916,672 shares of our Class C common stock were issued and outstanding, 186,260 shares of our Class S common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

The NNN REIT Board has authorized the issuance of shares of our capital stock with electronic certificates in so-called “PDF” format. Information regarding restrictions on the transferability of our shares appear on our share certificates.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

As mentioned above, at the effective time of the Merger, each issued and outstanding common share of REIT I will be converted into the right to receive one share of NNN REIT Class C common stock (with fractional shares receiving a corresponding number of fractional shares of NNN REIT).

Common Stock

General

The NNN REIT Charter authorizes the NNN REIT Board to reclassify any unissued shares of common stock into one or more classes or series of common stock without approval of our common stockholders. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. The NNN REIT Charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock, voting together as a single class, can elect the entire NNN REIT Board.

Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in the NNN REIT Charter regarding the restriction on ownership and transfer of stock, the holders of our common stock are entitled to receive such distributions as may be authorized from time to time by the NNN REIT Board (or a committee of the NNN REIT Board) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of our common stock do not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor do holders of our shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. Our shares of common stock, when purchased and paid for and issued in accordance with the terms of the prospectus, will be legally issued, fully paid and non-assessable.

Class C Shares

Shares of Class C common stock will be issued and sold exclusively to U.S. Persons, as such term is defined in Regulation S promulgated under the Act.

Class S Shares

Class S common stock is not being offered in connection with the NNN REIT Registered Offering or in connection with the Merger. Rather, we intend to offer and sell shares of Class S common stock exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Act pursuant to an exemption from the registration requirements of the Act under and in accordance with Regulation S of the Act. We intend to sell the Class S shares either directly or through brokers or other persons who may be paid upfront selling commissions in amounts of up to 3.5% of the purchase amount. We may also pay deferred commissions to such brokers or other persons of up to 2.0% per annum of the purchase amount for a period of years. In any event, all such commissions shall not exceed 10.0% of the gross proceeds from the sale of such shares excluding upfront commissions.

Preferred Stock

The NNN REIT Charter authorizes the NNN REIT Board to designate and issue one or more classes or series of preferred stock without approval of our common stockholders and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The NNN REIT Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of our conflicts committee who do not have an interest in the transaction must approve any issuance of preferred stock. Our conflicts committee is authorized by our charter to consult with company counsel or independent counsel at our expense before deciding whether to approve the issuance of preferred stock.

As of October 21, 2019 the record date for the NNN REIT annual meeting, we have no preferred stock issued or outstanding.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, our president, our chief executive officer or upon the written request of common stockholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. The meeting must be held not less than 15 days nor more than 60 days after the distribution of the notice of the meeting. A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a stockholder meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such business. Generally, the affirmative vote of a majority of the shares of Class C common stock and Class S common stock entitled to vote on, and voted for or against, is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is required to elect a director.

Under the MGCL, stockholders generally are entitled to vote at a duly held meeting at which a quorum is present on (1) amendments to our charter, (2) our liquidation and dissolution, (3) a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of our assets, and

(4) election or removal of our directors. Except with respect to the election of directors, the vote to amend the NNN REIT Charter or as otherwise provided in the MGCL or the NNN REIT Charter, the vote of stockholders holding at least two-thirds of the outstanding shares of our stock entitled to vote is required to approve any such action, and no such action can be taken by the NNN REIT Board without such majority vote of our stockholders. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, the NNN REIT Board must first adopt a resolution that the proposed action is advisable and directing the matter to be submitted to the stockholders. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by the NNN REIT Board. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless the NNN REIT Board determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders have the power, without the concurrence of the directors, to remove a director from the NNN REIT Board for cause and by the affirmative vote of at least two-thirds of the shares of stock entitled to vote generally in the election of directors.

The term of the NNN REIT Advisory Agreement with the NNN REIT Advisor is one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the NNN REIT Advisor and us or terminated by the independent directors on 60 days’ written notice. While the stockholders do not have the ability to vote to replace the NNN REIT Advisor or to select a new advisor, any director or the the NNN REIT Board may be removed, for cause and by a vote of the holders of at least two-thirds of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for the purpose of removing a director.

Restrictions on Ownership and Transfer

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, among other purposes, our charter prohibits any person from acquiring, directly or indirectly, beneficial or constructive ownership of more than 9.8% of our aggregate outstanding shares of common stock unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if our board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. Subject to certain limitations, our board of directors may increase the ownership limit up to 9.9% subject to such terms, conditions, representations and undertakings as required by our charter. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit in our shares being owned by fewer than 100 persons in our being closely held or otherwise failing to qualify as a REIT or which would cause us to own (directly or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code and cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code will be null and void. The prohibited transferee will not acquire any rights in the shares. In addition, in the event of a transfer or attempted transfer, or other event, that would result in any person owning, directly or indirectly, shares of common stock in excess of the ownership limit or other restrictions on ownership and transfer, such shares of our stock will automatically be exchanged for shares of “excess stock.” All shares of excess stock will be automatically transferred, without action by the purported holder, to the corporation, as the excess stock trustee of an excess stock trust for the benefit of such beneficiary to whom an interest in the excess stock may be transferred. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer.

Shares of excess stock held in trust will remain issued and outstanding shares. The prohibited transferee will have no rights in the shares of excess stock except the right to designate a transferee of such excess stock in accordance with the requirements of our charter. Shares of excess stock will not be entitled to any dividends or distributions except in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any other distribution of our assets. Any dividend or distribution paid prior to our discovery that the shares of common stock have been exchanged for excess stock shall be repaid to us upon demand, and any dividend or distribution declared but unpaid at the time of such discovery shall be void ab initio with respect to such excess stock. The holders of shares of excess stock shall not be entitled to vote on any matters (except as required by the MGCL).

Shares of excess stock shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created the excess stock (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price of the common stock exchanged for such excess stock on the date we, or our designee, accept the offer. We will have the right to accept the offer for a period of ninety days after the later of (i) the date of the event or transaction which resulted in such excess stock and (ii) the date on which the NNN REIT Board determines in good faith that an event or transaction resulting in excess stock has occurred.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions and any person who owns excess stock as a transferee of common stock resulting in an exchange for excess stock must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until the NNN REIT Board determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not generally apply to an underwriter in an offering of our shares.

Within 31 days after the end of each calendar year, every owner of more than 5% of our outstanding capital stock, or such lower percentage as may be determined under the Code or as may be requested by the NNN REIT Board, in its sole discretion, will be asked to deliver to us a statement setting forth the name and address of such person, the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit and the other restrictions on ownership and transfer set forth in the NNN REIT Charter. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of Class C common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Minimum Purchase Requirements

State securities laws require that purchasers of our Class C common stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and unless you are transferring all of your shares, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and minimum purchase requirements are applicable until our shares of Class C common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares. All sales must also comply with applicable state and federal securities laws.

Distribution Policy

We intend to pay distributions on a monthly basis, and we paid our first distribution on July 11, 2016. The rate is determined by the NNN REIT Board based on our financial condition and such other factors as the NNN REIT Board deems relevant. The NNN REIT Board has not pre-established a percentage range of return for distributions to stockholders. We have not established a minimum distribution level, and the NNN REIT Charter does not require that we make distributions to our stockholders.

During our offering stage, when we may raise capital more quickly than we acquire income producing assets, and from time to time during our operational state, we may not pay distributions solely from our operations, in which case distributions may be paid in whole or in part from the waiver or deferral of fees otherwise due to the NNN REIT Advisor, if so elected by the NNN REIT Advisor. Information regarding distributions declared, distributions paid and cash flows from operations for the years ended December 31, 2017 and 2018 and through the six months ended June 30, 2019 is included under the section entitled “The Companies – RW Holdings NNN REIT, Inc. – Distributions and Our Distribution Policy.”

We expect the NNN REIT Board to continue to authorize cash distributions based on daily record dates and to aggregate and pay these distributions on a monthly basis. Cash distributions will be determined by the NNN REIT Board based on our financial condition and such other factors as the NNN REIT Board deems relevant. The NNN REIT Board has not pre-established a percentage rate of return for stock dividends or cash distributions to stockholders. We have not established a minimum dividend or distribution level, and the NNN REIT Charter does not require that we make dividends or distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.

During our offering stage, when we may raise capital more quickly than we acquire income producing assets, and from time to time during our operational stage, we may not pay distributions from operations. In these cases, distributions may be paid in whole or in part from the waiver or deferral of fees otherwise due to the NNN REIT Advisor, if so elected by the NNN REIT Advisor. Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed in the section entitled “Risk Factors” in this Joint Proxy Statement and Prospectus. If our cash flow from operations decreases in the future, the level of our distributions may also decrease. In addition, the NNN REIT Board could elect to pay a higher portion of future distributions using sources such as the waiver or deferral of fees and reimbursements to which the NNN REIT Advisor is entitled, if our advisor so elects. A waiver (but not a deferral) of any fee or reimbursement owed to the NNN REIT Advisor or sponsor will have the effect of increasing cash flow from operations for the relevant period and increase the cash available to make distributions to our stockholders because we will not have to use cash to pay any fee or reimbursement that was waived during the relevant period. Any deferred fees or reimbursements will not be interest-bearing and will be paid as and when determined by the NNN REIT Board. We will not use borrowed money to pay distributions to our stockholders and, unless otherwise determined by the NNN REIT Board in specific and limited circumstances (including as described below), we do not intend to use the proceeds from sales of our common stock to pay distributions but rather intend to pay distributions from net rental income received and, as elected solely by the NNN REIT Advisor and/or sponsor, from the waiver or deferral of fees paid to our sponsor or advisor. The leases for certain of our real estate acquisitions provide for rent abatements. These abatements were an inducement for the tenant to enter into or extend the term of its lease. In connection with our acquisition of some of these properties, we were able to negotiate a reduced purchase price for the acquired property in an amount that equals the previously agreed-upon rent abatement. Notwithstanding this, our rental income from these properties is reduced during the period of any rent abatement. During the period of any rent abatement on properties that we acquire, we may be unable to fully fund our distributions from net rental income received and waivers or deferrals of advisor asset management fees. In that event, we may expand the sources of cash used to fund our stockholder distributions to include proceeds from the sale of our common stock, but only during the periods, and up to the amounts, of any rent abatements where we were able to negotiate a reduced purchase price. We will disclose the dollar amount of proceeds from the sale of our common stock used to fund our stockholder distributions.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed in the section entitled “Risk Factors” in this Joint Proxy Statement and Prospectus. Those factors include: our ability to continue to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; the NNN REIT Advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our distribution reinvestment plan. In the event our cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed cash flow from operations, to the extent that the advisor defers payment of fees and reimbursements to which it is entitled.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. The NNN REIT Board may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as the NNN REIT Board deems relevant.

Distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent that they purchase shares under our distribution reinvestment plan at a discount to fair market value, if any. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Stockholder Liability

The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or the NNN REIT Board; and
•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of consideration for which their shares were issued.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, you may elect to have your distributions, excluding those distributions that the NNN REIT Board designates as ineligible for reinvestment through the plan, reinvested in additional shares of our Class C common stock, in lieu of receiving cash distributions. The following discussion summarizes the principal terms of this plan.

Eligibility

All of our Class C common stockholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

At any time prior to the listing of our shares on a national stock exchange, you must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current prospectus or in the subscription agreement. If you purchased our shares through a registered investment advisor, your registered investment advisor will be responsible for monitoring your ongoing ability to meet the suitability standards and other investment representations set forth in the then-current prospectus or in the subscription agreement. Participants (or their registered investment advisors, as appropriate) must agree to notify us promptly when they no longer meet these standards.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to have all or a portion of your distributions reinvested through our distribution reinvestment plan. You may also change the percentage of your distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. You must make any election to increase your level of participation through written notice to us.

Stock Purchases

Shares will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional shares so that 100% of the distributions will be used to acquire shares.

Participants in the distribution reinvestment plan will acquire our Class C common stock at a price per share equal to the price to acquire a share of our Class C common stock in the primary offering.

Account Statements

You or your designee will receive a confirmation of your purchases under our distribution reinvestment plan no less than monthly. Your confirmation will disclose the following information:

•	each distribution reinvested for your account during the period;
•	the date of the reinvestment;
•	the number and price of the shares purchased by you; and
•	the total number of shares in your account.

Use of Proceeds

We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes including, but not limited to, the following:

•	the acquisition of real estate investments, which would include payment of acquisition fees to the NNN REIT Advisor;
•	capital expenditures, tenant improvement costs and leasing costs related to our real estate properties;
•	reserves required by financings of our real estate investments;
•	the repayment of debt; and
•	the repurchase of shares under our share repurchase program.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all shares, including fractional shares that you acquire through our distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in our distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any.

Termination of Participation

Once enrolled, you may continue to purchase shares under our distribution reinvestment plan until we have: sold all of the shares registered in the NNN REIT DRP Offering; terminated the NNN REIT Registered DRP Offering; or terminated our distribution reinvestment plan. You may terminate your participation in our distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least fourteen business days prior to the last business day of the month to which the distribution relates; provided that, if we publicly announce in a filing with the SEC a new offering price under the distribution reinvestment plan, then a participant shall have no less than two business days after the date of such announcement to notify us in writing of a participant’s termination of participation in the distribution reinvestment plan and the participant’s termination will be effective for the next date shares are purchased under the distribution reinvestment plan. Any transfer of your shares will effect a termination of the participation of those shares in our distribution reinvestment plan. We will terminate your participation in our distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our charter, unless you have obtained an exemption from the ownership limit from the NNN REIT Board.

Amendment or Termination of Plan

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

On September 18, 2019, the NNN REIT Board approved the temporary suspension of NNN REIT’s distribution reinvestment plans for Class C common stock and Class S common stock. Pursuant to the suspension of the distribution reinvestment plans, beginning September 19, 2019, all future distributions will be paid to the NNN REIT stockholders in cash. The distribution reinvestment plans will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve the reinstatement of the distribution reinvestment plans.

Share Repurchase Program

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our stockholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of Class C common stock to us in limited circumstances. Stockholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein. Shares must be held for 90 days after they have been issued to the applicable stockholder before we will accept requests for repurchase, except for shares acquired pursuant to NNN REIT’s distribution reinvestment plan or automatic investment program if the applicable stockholder has held their initial investment for at least 90 days. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash to the extent we have sufficient funds available to us to fund such repurchase. We will not pay the advisor or its affiliates any fees to complete any transactions under our share repurchase program.

From inception through September 27, 2019, 2,110,422 shares of Class C common stock had been tendered for redemption by us, which represented all redemption requests received in good order and eligible for redemption through September 27, 2019. All of these shares had been redeemed except for the 120,600 shares in connection with repurchase requests that were made in September 2019 and were repurchased on October 3, 2019.

Repurchase Price

The prices at which we will repurchase shares are as follows:

•	For those shares held by the stockholder for less than one year, 97% of the most recently published $10.16 NAV per share (which equals $9.86 per share);
•	For those shares held by the stockholder for at least one year but less than two years, 98% of the most recently published $10.16 NAV per share (which equals $9.96 per share);
•	For those shares held by the stockholder for at least two years but less than three years, 99% of the most recently published $10.16 NAV per share (which equals $10.06 per share); and
•	For those shares held by the stockholders for at least three years, 100% of the most recently published NAV per share ($10.16 per share).

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share. As described above, the shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each share submitted for repurchase, provided that the stockholder has held the shares for at least 90 days (other than shares acquired pursuant to NNN REIT’s distribution reinvestment plan or automatic investment program if the applicable stockholder has held their initial investment for at least 90 days).

The NNN REIT Board will adjust the offering price of the shares during the course of the offering on an annual basis, to equal NAV per share. The NNN REIT Board generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31. In the event the Merger is not completed until after December 31, 2019, however, the NNN REIT Board may, in its discretion, determine to calculate the NAV per share as of the closing of the Merger and the Self-Management Transactions in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions. In addition, we may update our NAV at any time between our annual calculations of NAV to reflect significant events that we have determined have had a material impact on NAV. We will report the NAV per share of our Class C common stock (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws. We will also provide information about our NAV per share on our website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov) and on our toll-free information line: (1-855-742-4862). In the event that our NAV and NAV per share change during the year, we will publish our new NAV per share no later than ten business days prior to the second-to-last business day of the month in which such adjustment occurs.

Limitations on Repurchase

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

In addition, we may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Additional limitations on share repurchases under the share repurchase program are as follows:

Post-NAV Calculation.

Following the NNN REIT Board’s initial determination of our NAV and NAV per share on January 18, 2018, we are subject to the following limitations on the number of shares we may repurchase under the program:

Repurchases per month will be limited to no more than 2% of our most recently determined aggregate NAV. Repurchases for any calendar quarter will be limited to no more than 5% of our most recently determined aggregate NAV, which means we will be permitted to repurchase shares with a value of up to an aggregate limit of approximately 20% of our aggregate NAV in any 12-month period.

•	We currently intend that the foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of our share repurchases (capital outflows) over the proceeds from the sale of our shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of our most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the offering (including purchases pursuant to our distribution reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.
•	While we currently intend to calculate the foregoing repurchase limitations on a net basis, the NNN REIT Board may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the amount of shares redeemed in a given quarter despite us receiving a net capital inflow for that quarter.
•	In order for the NNN REIT Board to change the basis of repurchases from net to gross, or vice versa, we will provide notice to our stockholders in a prospectus supplement or current or periodic report filed with the SEC, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Procedures for Repurchase

Qualifying stockholders who desire to have their shares repurchased by us would have to give notice as provided on their personal on-line dashboard at www.RichUncles.com. All requests for repurchase must be received by the NNN REIT Advisor at least two business days prior to the end of a month. You may also withdraw a previously made request to have your shares repurchased, but must do so at least two business days prior to the end of a month. We will repurchase shares by the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own shares having a value of less than $500 (based on NNN REIT’s most-recently published offering price per share), we reserve the right to repurchase all of the shares owned by such stockholder.

Notwithstanding anything to the contrary herein, we understand that there may be instances when the 90-day holding requirement described above would place an undue hardship on a stockholder. In such extenuating circumstances, we reserve the right, in our sole discretion, to make exceptions to the 90-day holding requirement.

As noted above, we may use cash not otherwise dedicated to a particular use to funds repurchases under the share repurchase program. However, we have the discretion to repurchase fewer shares than have been requested to be repurchased in a particular month or quarter, or to repurchase to shares at all, in the event that we lack readily available funds to do so due to market conditions beyond our control, our need to main liquidity for our operations or because we determine that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. Any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable date of repurchase. We will disclose any such determination to our current and prospective stockholders.

In the event that we repurchase some but not all of the shares submitted for repurchase in a given period, shares submitted for repurchase during such period will be repurchased on a pro rata basis. If, in each of the first two months of a quarter, the 2% monthly repurchase limit is reached and repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will be less than 2% of our aggregate NAV because repurchases for that month, combined with repurchases for the two previous months, cannot exceed 5% of our aggregate NAV.

If we do not repurchase all shares presented for repurchase in a given period, then all unsatisfied repurchase requests must be resubmitted at the start of the next month or quarter, or upon the recommencement of the share repurchase program (in the event of its suspension), as applicable. Within three business days after a stockholder repurchase requests becomes fully or partially unsatisfied, we will notify the stockholder by email that the unsatisfied portion of the request must be resubmitted. We will also supplement or amend this prospectus to disclose full or partial share repurchases.

Any stockholder can withdraw a repurchase request by sending written notice to the program administrator, provided such notice is received at least three business days before the end of the month.

Amendment, Suspension or Termination of Program and Notice

The NNN REIT Board may amend, suspend or terminate the share repurchase program without stockholder approval upon 30 days’ notice, if our directors believe such action is in our and our stockholders’ best interests, including because share repurchases place an undue burden on our liquidity, adversely affect our operations, adversely affect stockholders whose shares are not repurchased, or if the NNN REIT Board determines that the funds otherwise available to fund our share repurchase program are needed for other purposes. In addition, the NNN REIT Board may amend, suspend or terminate the share repurchase program due to changes in law or regulation, or if the NNN REIT Board becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the stock repurchase program, will be promptly disclosed in a prospectus supplement (or post-effective amendment) or current or periodic report filed with SEC, as well as on our website.

On September 18, 2019, the NNN REIT Board approved the temporary suspension of NNN REIT’s distribution reinvestment plans for Class C common stock and Class S common stock. Pursuant to the suspension of the distribution reinvestment plans, beginning September 19, 2019, all future distributions will be paid to the NNN REIT stockholders in cash. The distribution reinvestment plans will remain suspended until such time, if any, as the NNN REIT Board, in its discretion, may approve the reinstatement of the distribution reinvestment plans.

Restrictions on Roll-up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or
•	a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to the NNN REIT Advisor or our sponsor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or
(2)	one of the following:
a)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or
b)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•	that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in the NNN REIT Charter and NNN REIT Bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;
•	that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;
•	in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the “Meetings and Special Voting Requirements” above; or
•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is not approved by our common stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND NNN REIT’S CHARTER AND BYLAWS

The following description of the terms of certain provisions of the MGCL and NNN REIT’s charter and bylaws is only a summary. For a complete description, refer to the MGCL and the current NNN REIT Charter and NNN REIT Bylaws. The NNN REIT Charter and NNN REIT Bylaws have been previously filed with the SEC, and this summary is qualified in its entirety thereby. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to NNN REIT and its consolidated subsidiaries. This section assumes that the current NNN REIT Charter and the NNN REIT Bylaws are in place. For a description of the amendments to the NNN REIT Charter and NNN REIT Bylaws that could occur in the future (if the NNN REIT Charter and Bylaws Amendment Proposals are approved), see “Comparison of Rights of NNN REIT Stockholders and REIT I Shareholders – Comparison if All of the NNN REIT Charter and Bylaws Amendment Proposals are Approved” beginning on page 253.

The NNN REIT Board

We operate under the direction of the NNN REIT Board, the members of which are accountable to us and our stockholders as fiduciaries. The NNN REIT Board is responsible for the management and control of our affairs. In addition, the NNN REIT Board has a fiduciary duty to our stockholders to supervise our relationship with the NNN REIT Advisor, who shall manage our day-to-day operations and our portfolio of real estate investments. The NNN REIT Board will communicate with the NNN REIT Advisor and oversee our operations. Acquisition parameters are established by the NNN REIT Board, including a majority of our conflicts committee, and potential acquisitions outside of these parameters require approval by the NNN REIT Board, including a majority of our conflicts committee. Because of the conflicts of interest created by our relationships with the NNN REIT Advisor and various affiliates, many of the responsibilities of the NNN REIT Board have been delegated to our conflicts committee, which is comprised solely of independent directors. In addition, we operate under the NNN REIT Charter and NNN REIT Bylaws which act as our governing documents.

Although the NNN REIT Board may increase or decrease the number of directors, the number of directors will not be fewer than three and no more than seven, and a decrease will not have the effect of shortening the term of any incumbent director. Unless otherwise provided by Maryland law, the NNN REIT Board is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the independent directors nominate replacements for any vacancies among the independent director positions. We have opted into a provision of Maryland law which provides that any vacancy created by the death, resignation, removal, adjudicated incompetence or other incapacity of a director or an increase in the number of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.

Resignation and Removal of Directors

Any director may resign at any time. Any director or the entire NNN REIT Board may be removed only for cause and by a vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director(s) shall be removed.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An “interested stockholder” is defined as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of our common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of our common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

The MGCL provides a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the NNN REIT Board to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and
•	a majority requirement for the calling of a special meeting of stockholders.

In the NNN REIT Charter, we have opted into the provision of Subtitle 8 providing that vacancies on the NNN REIT Board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in the NNN REIT Charter and NNN REIT Bylaws, we vest in the NNN REIT Board the exclusive power to fix the number of directorships, provided that the number is not less than three or more than seven and require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board and for removal only for “cause.” We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit the NNN REIT Board from opting into any of these provisions in the future.

Amendments to NNN REIT’s Charter and Bylaws

Except as otherwise provided in the NNN REIT Charter, the NNN REIT Charter and the NNN REIT Bylaws cannot be amended without the approval of the vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. The NNN REIT Board, however, can increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series without stockholder approval.

Advance Notice of Director Nominations and New Business

The NNN REIT Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the NNN REIT Board and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the NNN REIT Board or (3) by a stockholder who is a stockholder of record at the time of giving the advance notice required by the NNN REIT Bylaws, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the the NNN REIT Bylaws. In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, the NNN REIT Bylaws generally require that the stockholder give notice of the nomination or proposal not less than seventy days nor more than ninety days prior to the anniversary of the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. The NNN REIT Bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Limited Liability and Indemnification of NNN REIT’s Directors, Officers, Employees and Other Agents

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, our bylaws generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to us or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to us. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. We purchase and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability, and we have entered into indemnification agreements with each of our directors and officers.

THE MERGER

The following is a description of the material aspects of the Merger. While NNN REIT and REIT I believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to NNN REIT stockholders and REIT I shareholders. NNN REIT and REIT I encourage NNN REIT stockholders and REIT I shareholders to carefully read this entire Joint Proxy Statement and Prospectus, including the Merger Agreement attached to this Joint Proxy Statement and Prospectus as Annex A, for a more complete understanding of the Merger.

General

Each of the NNN REIT special committee, the NNN REIT Board, the REIT I special committee and the REIT I Board has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, REIT I will merge with and into Merger Sub, with Merger Sub as the surviving entity.

In connection with the Merger, REIT I shareholders will receive the Merger Consideration described below under “The Merger Agreement - Consideration to be Received in the Merger” beginning on page 210.

Background of the Merger

In September 2018, REIT I’s advisor, BrixInvest, commenced an internal evaluation of strategic alternatives for REIT I, which included raising additional capital for expansion of REIT I’s real estate portfolio, an orderly individual sale of the REIT I properties, publicly marketing the entire portfolio for disposition in a single transaction, merger or other transaction structure, including a possible sale to or combination with NNN REIT. The purpose of this internal evaluation was to determine a recommendation to address the need for investor liquidity given the fact that long-term projections suggested that the share repurchase program would not be able to be sustained and the decreasing weighted lease duration of the assets would put material downward pressure on any future appraisals – both conditions that would ultimately result in investors seeking liquidity unless a strategic alternative could be identified.

Over the next four months, BrixInvest management met on approximately twelve occasions to review, analyze and refine internal operating data and strategic alternatives presentations for REIT I. Following the completion of this internal analysis process, BrixInvest management made a presentation of the strategic alternatives to the REIT I Board on the morning of January 11, 2019, with the recommendation that REIT I engage a real estate financial advisor to commence the public marketing of its entire real estate properties portfolio (the “REIT I Portfolio”). As part of the presentation, BrixInvest reviewed the potential benefits and risks associated with the various liquidity alternatives for REIT I and also discussed the probability that NNN REIT would become a bidder during the portfolio marketing process, and that any resulting transaction with NNN REIT or any other successful bidder would be subject to the approval of REIT I shareholders. In light of the possibility of a transaction with NNN REIT, BrixInvest recommended that the REIT I Board consider reconstituting itself by having three of the four independent trust managers resign as independent directors of NNN REIT with the final independent trust manager resigning from REIT I and remaining as an independent director of NNN REIT. BrixInvest informed the REIT I Board that it had interviewed several real estate advisor candidates and recommended that the REIT I Board consider engaging Cushman & Wakefield, Inc. (“Cushman & Wakefield”). Following a discussion of all of the strategic alternatives proposed by BrixInvest, including a review of the potential benefits and risks associated with the various alternatives, the REIT I Board approved the commencement of a process to market the REIT I Portfolio, subject to the approval of the independent trust managers at a separate meeting to follow that afternoon. The REIT I Board also authorized the formation of a special committee of the REIT I Board consisting solely of the independent trust managers and delegated the direction and supervision of the marketing process to such special committee, including the sole authority to negotiate the terms of any transaction that may result from the marketing process.

On the afternoon of January 11, 2019, all of the independent trust managers of REIT I, namely Messrs. Desai, Feinleib, Platt and Randolph, held a meeting following their receipt and review of the materials requested from BrixInvest during the prior meeting of the full REIT I Board. Following discussion of the various strategic alternatives, the independent trust mangers unanimously approved the commencement of a process to market the REIT I Portfolio. They then discussed and approved the recommendation that the constituency of the independent trust managers be changed with Mr. Randolph to submit his resignation from the REIT I Board, and Messrs. Desai, Feinleib and Platt to

submit their resignations from the NNN REIT Board, all by day’s end. Mr. Randolph then excused himself from the meeting, and the remaining trust managers approved the formation of the REIT I special committee comprised of the remaining independent trust managers with Mr. Desai serving as its chairman. The newly constituted REIT I special committee approved the engagement of Gregory W. Preston, Esq. of Corporate Law Solutions, PC as legal counsel to the REIT I special committee and deferred the selection of a real estate financial advisor. Mr. Preston, who was present at the meeting, reviewed with the REIT I special committee the committee’s mandate and the applicable duties of a special committee under California law and REIT I's organizational documents.

On January 14, 2019, the REIT I special committee met, with representatives of REIT I management and Mr. Preston present, to review candidates and select a real estate financial advisor. The REIT I special committee discussed Cushman & Wakefield's relationships with REIT I, NNN REIT and their affiliates in connection with certain annual NAV estimates, property appraisals and other real estate services provided by Cushman & Wakefield to such entities. The REIT I special committee concluded that Cushman & Wakefield was independent for the purposes of serving as the real estate financial advisor to conduct the marketing of the REIT I Portfolio on REIT I’s behalf, and Cushman & Wakefield was appointed as real estate financial advisor to the REIT I special committee and REIT I.

Also on January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, including marketing the REIT I Portfolio for disposition by sale, merger or other transaction structure. The announcement also stated that Mr. Randolph had resigned from the REIT I Board and Messrs. Desai, Feinleib and Platt had submitted their resignations from the NNN REIT Board.

On January 22, 2019, the REIT I Board and the REIT I special committee held a joint meeting with representatives of Cushman & Wakefield, REIT I management and Mr. Preston present. During the meeting, Cushman & Wakefield presented its strategy for marketing the REIT I Portfolio, the proposed bidding process, including the prospect that NNN REIT might submit a proposal during one or more of the bidding rounds, and the related timeline.

Following the joint meeting, the REIT I special committee met independently, with representatives of REIT I management and Mr. Preston present, to discuss the bidding process and the prospective NNN REIT involvement. Among the matters discussed relating to NNN REIT was the adherence to principles of fairness and fiduciary duties by crossover management and directors during the marketing of the REIT I Portfolio.

On January 28, 2019, Mr. Preston discussed with Cushman & Wakefield the REIT I special committee interaction process with Cushman & Wakefield in connection with the anticipated commencement of the initial bidding round on January 29, 2019, and with regard to all subsequent bidding rounds. Mr. Preston informed Cushman & Wakefield that the REIT I special committee had designated a REIT I management team to receive bidding round information and that the REIT I special committee desired to have a weekly status call regarding the marketing and bidding round progress. It was determined that the weekly status call participants would be Cushman & Wakefield representatives, the REIT I management team and Mr. Preston on behalf of the REIT I special committee, except in those instances when the REIT I special committee or certain of its members desired to be direct participants.

Following each portfolio marketing status call, the first of which occurred on February 8, 2019, Mr. Preston reported to the REIT I special committee and informed Cushman & Wakefield and the REIT I management team designees as to any comments or questions from the REIT I special committee.

On the initial February 8, 2019 portfolio marketing status call, Cushman & Wakefield reported on the results since the January 29, 2019 commencement of the public bid solicitation process, including that: (i) portfolio marketing brochures had been sent to over 11,000 potential investor groups and real estate brokers group packages were expected to be sent on February 11, 2019; (ii) 96 potential investor groups had signed confidentiality agreements in order to gain access to the virtual data room (“VDR”) established to contain due diligence materials relating to the REIT I Portfolio and to receive formal offering memorandum packages; and (iii) all recipients of an offering memorandum would be individually contacted to determine any additional information requests and to gage investor group interest, which would be reported on future status calls. Cushman & Wakefield also reported that a first round bid deadline of March 13, 2019 had been announced but that the deadline would be flexible due to the prospective bidders’ response time and due diligence requirements.

On the February 14, 2019 portfolio marketing status call, Cushman & Wakefield reported that the offering memorandum was being finalized and would be distributed in the near term, and that a number of new investor groups had signed up for access to the VDR. Also reported was that 9,000 real estate broker companies had received initial portfolio marketing packages along with over 6,500 investor groups, with 103 groups having executed confidentiality agreements. In addition, it was reported that the first round bid deadline was being extended to March 20, 2019 in light of the substantial number of potential bidders.

As part of its on-going oversight, direction and management of NNN REIT, the NNN REIT Board and management team regularly review and discuss NNN REIT’s performance, business plan, strategic direction and future prospects. These discussions have periodically, in the ordinary course of business, included evaluation of potential sources of capital, acquisitions, divestitures and other strategic opportunities.

At a meeting of the NNN REIT Board held on February 20, 2019, NNN REIT’s management advised the NNN REIT Board of its recommended strategic plan for the company, which included a potential strategic transaction with REIT I and the Self-Management Transaction. The NNN REIT Board also discussed forming a special committee of the NNN REIT Board to consider whether NNN REIT would participate as a bidder in REIT I’s bidding process, and hiring separate legal counsel for such committee. The NNN REIT Board then resolved to form a special committee consisting solely of the independent directors of the NNN REIT Board with Mr. McWilliams serving as its chairman. The NNN REIT Board also discussed the potential future need to interview investment banking firms to provide advice with respect to any possible strategic transaction. The NNN REIT Board instructed management to make preliminary, informational inquiries to investment banking firms and present its fact finding to the NNN REIT special committee. The NNN REIT special committee agreed to select three investment banking firms to present in person in the upcoming weeks.

In a meeting of the NNN REIT special committee held on February 27, 2019, at which the company’s chief executive officer, Mr. Halfacre, and counsel from Morris, Manning & Martin, LLP (“Morris, Manning & Martin”) were present, the NNN REIT special committee met with three investment banking firms to discuss a potential engagement to review and evaluate the potential strategic transactions with REIT I and BrixInvest, and each investment banking firm provided an overview of its qualifications and fee proposals. After discussion, the NNN REIT special committee asked Mr. Halfacre to seek revised fee proposals from each of the three investment banking firms.

On a March 1, 2019 REIT I Portfolio marketing status call, Cushman & Wakefield reported that there was a good response to the portfolio marketing efforts to date and the assessment of perceived serious bidders and anticipated prices was discussed. It was reported that Cushman & Wakefield was actively contacting investor groups that had accessed the VDR. Also noted was that general market conditions had softened, particularly with respect to retail property types, and that first round bids could very well be at the low end of the range of expected bids, which is a common “low ball” first bidding round occurrence.

In a telephonic meeting of the NNN REIT special committee held on March 4, 2019, at which Mr. Halfacre and counsel from Morris, Manning & Martin, were present, the NNN REIT special committee discussed the updated engagement proposals from the three investment banking firms that the committee had previously interviewed. On March 12, 2019, UBS reviewed its material relationships with NNN REIT, REIT I and BrixInvest with the NNN REIT special committee. On March 14, 2019, the NNN REIT special committee, by unanimous written consent, authorized the engagement of UBS as the NNN REIT special committee’s financial advisor, and Morris, Manning & Martin as legal counsel, in connection with the potential strategic transactions.

On March 7, 2019, the REIT I special committee was informed by the REIT I management team that NNN REIT had formed the NNN REIT special committee to determine whether to submit a proposal to REIT I and, given the close proximity to the March 20, 2019 first round bidding deadline, that it was unlikely that NNN REIT would be a first round bidder.

On a March 8, 2019 REIT I Portfolio marketing status call, Cushman & Wakefield reported that numerous prospective bidders were seriously analyzing the portfolio properties in preparation for submitting first round bids; however, the recent public announcement of Dollar Tree store closures had become an issue of concern. Cushman & Wakefield stated that it was actively working with the 18 prospective bidders that it had ranked as most likely to submit first round bids. From this group, between six and nine bidders were projected, but bidder numbers and their bidding prices remained uncertain. Given anticipated low first round bid prices, second round bidding strategies and timing was discussed with the decision that there would be no requirement that only first round bidders could participate in second round bidding.

On a March 15, 2019 REIT I Portfolio marketing status call, Cushman & Wakefield reported that the anticipated serious bidders list had stabilized and that the number of parties expected to submit first round bids was now between five and six. Discussions with those bidders was analyzed as well as the potential for bidder-partnering to make first round bid submissions.

On March 19, 2019, NNN REIT issued a press release announcing that it intended to explore a potential acquisition of REIT I or the REIT I Portfolio and that the NNN REIT Board had formed a special committee, consisting solely of independent directors, to evaluate the potential for a transaction with REIT I.

On March 20, 2019, the REIT I special committee met with the REIT I management team, with Mr. Preston present, to discuss the REIT I Portfolio first round bidding process where it was reported that the NNN REIT special committee had announced that it was exploring the potential for a transaction with REIT I. The REIT I special committee discussed the possible dynamics of a proposal from NNN REIT, including potential alternatives for the form of consideration in an NNN REIT bid. The overall first round bidding process was also discussed, including strategies for future bidding rounds.

On March 22, 2019, the REIT I special committee met with the REIT I management team, with Mr. Preston present, to review the preliminary information from the REIT I Portfolio first round bidding process. It was reported that bids were still being received and analyzed. Cushman & Wakefield reported that, of the bids submitted, the highest amount offered for the REIT I Portfolio was $122.0 million and that Cushman & Wakefield would be preparing a full report on all bids for discussion at the REIT I special committee meeting scheduled for March 25, 2019. The results of the first round of bidding were discussed, as well as strategies for potentially increasing offer prices in future bidding rounds and the dynamics of the process if NNN REIT were to submit a later round bid.

The NNN REIT special committee held telephonic meetings on March 21 and March 27, 2019, with representatives of UBS and Morris, Manning & Martin present, for the purpose of evaluating a potential business combination with REIT I. By letter dated March 24, 2019, Mr. McWilliams, on behalf of the NNN REIT special committee, informed Cushman & Wakefield that NNN REIT was evaluating the potential for a transaction with REIT I and that, as currently contemplated, structuring the transaction as a stock-for-stock merger at an agreed exchange ratio.

On March 25, 2019, the REIT I special committee met, with Cushman & Wakefield, the REIT I management team and Mr. Preston present, to discuss the first round REIT I Portfolio marketing process materials that had been distributed by Cushman & Wakefield in advance of the meeting. Cushman & Wakefield reported that one final “late” offer had been submitted for a total of seven first round bids. The bid amounts ranged from $94.0 million to $122.0 million, with some bids conditioned upon financing. Cushman & Wakefield then reported on its analysis of all seven of the submitted bids as well as follow up conversations with the bidders. The deterioration that was occurring in the national retail tenant market and the low weighted average of lease term of the REIT I portfolio was suggested as the primary driver of the less than anticipated bid prices. Cushman & Wakefield discussed various bidding process changes and enhanced VDR information that was expected to lead to higher second round bidding prices from both the first round bidders and future bidders. Cushman & Wakefield also reported the receipt of the letter of interest from the NNN REIT special committee, which suggested that NNN REIT might become a second round bidder with a proposed entity-level acquisition structure. The REIT I special committee then discussed with Cushman & Wakefield the prospect of higher prices being received through individual property sales versus the current bulk portfolio sale process. Cushman & Wakefield concluded that while possible higher gross per-property prices might be possible, the increase in multiple transactions fees and real estate broker commissions made increased net amounts unlikely in the current market and given the relatively low REIT I tenant lease terms. Additionally, Cushman & Wakefield noted that the time necessary to go back out to the marketplace with individual asset sales could be substantial and pricing risk could be higher as a result of the longer timeframe. The REIT I special committee then met with Cushman & Wakefield and Mr. Preston in executive session where strategies were discussed for enhancing the bidding process, providing additional information to prospective second round bidders and providing bidders with higher pricing guidance. Cushman & Wakefield reported that the REIT I management team was doing all that it could to assist and support the REIT I Portfolio marketing process and that all future process efforts would be targeting the ability to receive higher future bid amounts. The REIT I special committee then met with the REIT I management team and Mr. Preston in executive session and, among the items discussed was bid pricing to NAV disparity and the bidding process expectations if NNN REIT became a second round bidder. The expectation that any proposal from NNN REIT would be based upon an exchange ratio derived from the relative per share values of REIT I and NNN REIT, as opposed to being based on a cap rate, suggested that its bid price could be substantially higher and may move the other cash and financing bidders to increase their bid prices. The REIT I special committee then met in executive session with its legal counsel to further discuss the REIT I Portfolio marketing process and to prepare a list of additional information that the REIT I special committee would request from the REIT I management team.

Over the next several weeks, Cushman & Wakefield and the REIT I management team organized and conducted a second round REIT I Portfolio bidding process. No weekly portfolio marketing status calls occurred during this time; however, members of the REIT I management team periodically informed the REIT I special committee and Mr. Preston as to the status of the process.

On April 1, 2019, Messrs. Wirta and Halfacre, on behalf of BrixInvest, submitted a letter to the NNN REIT special committee outlining proposed terms for a potential business combination between NNN REIT and BrixInvest, and requesting a meeting with the NNN REIT special committee to further discuss the proposal. The proposed terms included: (i) a transaction value of $80.00 per unit of membership interest in BrixInvest to be paid in the form of non-dividend paying, non-voting units of limited partnership interest in NNN REIT OP; (ii) a 48 month earn-out period with additional earn-out payments to be based upon various AUM and EBITDA metrics; and (iii) a lock-up period commensurate with the earn-out period, with conversion discounts if the NNN REIT OP units are presented for conversion into shares of NNN REIT common stock prior to the expiration of the lock-up period. BrixInvest’s letter also proposed to have three members of the BrixInvest board of managers serve on the NNN REIT Board. Currently, Messrs. Wirta and Halfacre serve on both of the BrixInvest board of managers and the NNN REIT Board.

The NNN REIT special committee held telephonic meetings on April 2 and April 4, 2019, with representatives of UBS and Morris, Manning & Martin present, to discuss the feasibility of potential strategic transactions with REIT I and/or BrixInvest, including timing and financial due diligence requirements, and on April 5, 2019, the NNN REIT special committee held a telephonic meeting at which Messrs. Wirta and Halfacre were present. Representatives of UBS and Morris, Manning & Martin were also present. Messrs. Wirta and Halfacre discussed with the NNN REIT special committee BrixInvest’s non-binding proposal and strategic plan for NNN REIT as an internally managed company. After such discussion, Messrs. Wirta and Halfacre left the meeting and the NNN REIT special committee further discussed a potential business combination with BrixInvest with its financial advisor and counsel.

The NNN REIT special committee met again by telephone on April 9, 2019, with representatives of UBS and Morris, Manning & Martin present, to discuss submitting a non-binding proposal to acquire REIT I in connection with REIT I’s second round portfolio marketing bidding process and the terms of such proposal. On April 10, 2019, the NNN REIT special committee submitted to Cushman & Wakefield a non-binding proposal to acquire REIT I in a stock-for-stock merger transaction at an exchange ratio of 0.925 shares of NNN REIT common stock for each REIT I common share not already owned by NNN REIT. Based upon NNN REIT’s published NAV of $10.16 per share as of December 31, 2018 (the “NNN REIT NAV”), the proposed exchange ratio implied a value of $9.40 per REIT I common share, and a gross real estate asset value of $135.8 million. The letter stated that the NNN REIT special committee had begun preliminary discussions with BrixInvest regarding BrixInvest’s willingness to reduce or waive certain disposition and subordinated participation fees that would be payable to BrixInvest by REIT I in connection with a merger of REIT I and NNN REIT since the REIT I assets would continue to be managed by BrixInvest following the merger. The letter also provided that the proposed structure would be tax-deferred for REIT I shareholders, unlike a sale of REIT I or the REIT I Portfolio for cash.

On April 11, 2019, the REIT I special committee met, with Cushman & Wakefield, the REIT I management team and Mr. Preston present, to review the second round REIT I Portfolio bidding process. Referring to materials distributed in advance of the meeting, Cushman & Wakefield reported that all seven of the first round bidders had been contacted and informed that bid prices would need to increase significantly during the second round which resulted in only three of the previous bidders submitting second round bids. The highest bid from the previous three bidders was an all cash $124.0 million offer; however, NNN REIT became a bidder in the second round and submitted a stock-for-stock exchange offer bid valued at $135.8 million that would result in REIT I being merged into a wholly-owned subsidiary of NNN REIT. With no other bidders expected to participate in any future portfolio marketing rounds, Cushman & Wakefield and the REIT I management team discussed the strategies for using, on a no-names basis, the substantially higher stock valuation of the NNN REIT proposal to seek improved final bids from the other three bidders. Also discussed was the process of negotiating with NNN REIT to achieve an improved stock-for-stock exchange ratio. It was then determined that all four of the second round bidders would be contacted within the next week to schedule separate same-day telephonic interviews to determine their ability and desire to increase the amount of their bids in a third bidding round. The REIT I special committee then met with the REIT I management team in executive session and in executive session with legal counsel, during which a REIT I current NAV analysis distributed in advance of the meeting was discussed, along with the bidder interview process and expectations.

On April 15, 2019, Cushman & Wakefield, the REIT I management team and Mr. Preston, on behalf of the REIT I special committee, conducted telephonic interviews of three of the four second round bidders, which included NNN REIT and excluded a bidder that had stated its second round bid was the highest offer it would make. Among other information exchanged, all bidders interviewed were encouraged to increase their bid amounts and submit a best and final offer within a timely manner.

On April 16, 2019, the NNN REIT special committee held a telephonic meeting, with representatives of UBS and Morris, Manning & Martin present, to discuss the guidance UBS had received from Cushman & Wakefield, REIT I’s management team and counsel for the REIT I special committee the prior day. Later the same day, the NNN REIT special committee submitted to Cushman & Wakefield a revised non-binding proposal to acquire REIT I in a stock-for-stock merger transaction at an exchange ratio of 0.964 shares of NNN REIT common stock for each REIT I common share not already owned by NNN REIT. The revised proposal implied a value of $9.79 per REIT I common share, based upon the NNN REIT NAV. The revised proposal was formed with the assumption that BrixInvest would agree to waive the disposition, subordinated participation and/or acquisition fees that otherwise would be payable to BrixInvest in connection with the merger, and that BrixInvest would agree that the on-going asset management fees payable with respect to the REIT I assets would not increase following the proposed merger. Additionally, the revised proposal noted that a merger transaction would enable REIT I shareholders to remain invested in a company that pays regular distributions to stockholders.

On April 18, 2019, the REIT I special committee met with Cushman & Wakefield, the REIT I management team and Mr. Preston present, to review the responses to the telephonic interviews and follow up conversations with the three remaining bidders. While the two cash and financing bidders were willing to consider increasing their bids, neither of them were willing to increase their bids to the previous $135.8 million stock value merger bid of NNN REIT which had been increased to $139.1 million following the telephonic interview (based on the revised exchange ratio of 0.964 shares of NNN REIT common stock for each REIT I common share and the NNN REIT NAV). Following discussion, it was concluded that future public or closed bidding rounds would likely not surface a meaningful competing bid to NNN REIT’s bid and that REIT I should negotiate with NNN REIT on an exclusive basis. Also discussed was the process of keeping the other two bidders positioned to renew their bidding efforts following the exclusivity period with NNN REIT, assuming a transaction with NNN REIT was not successfully negotiated. The REIT I special committee then met with the REIT I management team in executive session to discuss, among other things, the suspension of the REIT I DRP during the pendency of the NNN REIT exclusivity period, strategies for negotiations with NNN REIT, the likelihood that NNN REIT would seek the approval of its stockholders in connection with any transaction with REIT I, and that NNN REIT was considering the Self-Management Transaction. The REIT I special committee also discussed the process and timing of a joint proxy statement/prospectus filing with the SEC and the related stock exchange merger procedures. Also on April 18, 2019, the REIT I special committee met in executive session with legal counsel to discuss, among other things, the NNN REIT exclusivity process and future NNN REIT negotiations, as well as the ramifications of the potential Self-Management Transaction.

On April 22, 2019, the REIT I special committee delivered a letter to the NNN REIT special committee in which REIT I agreed to enter an exclusive negotiation period, through the end of business on May 3, 2019, with NNN REIT in order to gain clarity on certain items in NNN REIT’s April 16, 2019 proposal, as well as to seek agreement on matters related to consideration and structure for a potential transaction. On April 23, 2019, a representative of UBS spoke with Mr. Halfacre, as a representative of the REIT I management team, regarding the April 22, 2019 letter from the REIT I special committee.

The NNN REIT special committee met by telephone on April 26, 2019, with representatives of UBS and Morris, Manning & Martin present, to discuss the April 22, 2019 correspondence received from the REIT I special committee. During such meeting, UBS provided additional feedback that UBS had received from REIT I’s management with respect to the terms of NNN REIT’s non-binding proposal. By letter dated April 27, 2019, the NNN REIT special committee provided to the REIT I special committee additional information that had been requested in order to clarify the terms of NNN REIT’s April 16, 2019 non-binding proposal to acquire REIT I, including that such proposal implied a gross real estate asset value of $139.1 million. The letter also stated that the NNN REIT special committee had preliminary discussions with BrixInvest regarding a potential business combination, but that such discussions remained at an early stage and that the proposed business combination with REIT I would not be contingent upon any transaction between NNN REIT and BrixInvest.

On May 2, 2019, the chairmen of the REIT I and NNN REIT special committees, together with their respective financial and legal advisors and representatives of management, met in person to discuss in detail the potential for a business combination between REIT I and NNN REIT. The discussion included REIT I’s counterproposal of a 1:1 exchange ratio as well as the potential acquisition of BrixInvest by NNN REIT, legal and financial due diligence requirements and other matters relating to timing and process. As a result of the discussion, the chairman of the REIT I special committee agreed to extend the exclusive negotiation period to enable the NNN REIT special committee and its financial advisor to consider REIT I’s counterproposal. Following the meeting of the chairmen of the REIT I and NNN REIT special committees, the REIT I special committee met to receive a report from Mr. Desai and during such meeting approved the extension of the exclusivity period to May 10, 2019. The REIT I special committee also discussed the process of engaging a financial advisor to provide an opinion to the REIT I special committee regarding the fairness from a financial point of view of the proposed Merger Consideration.

On May 10, 2019, the REIT I special committee met, with the REIT I management team and Mr. Preston present, to discuss the engagement of a financial advisor for the purpose of rendering a fairness opinion in connection with any agreed upon stock-for-stock merger transaction with NNN REIT. REIT I’s management recommended several candidates for the REIT I special committee to consider. REIT I’s management agreed to gather presentation materials from investment banking firms and deliver them to the REIT I special committee for consideration. The REIT I special committee also agreed to extend the exclusivity period with NNN REIT to May 15, 2019, as had been requested by the NNN REIT special committee, in order for the NNN REIT special committee and its advisors to complete their review of REIT I’s counterproposal.

On May 15, 2019, the NNN REIT special committee held a telephonic meeting, with representatives of UBS and Morris, Manning & Martin present. Representatives of UBS discussed with the NNN REIT special committee the financial terms of REIT I’s counterproposal. After discussion, the NNN REIT special committee unanimously agreed to move forward with negotiations for a stock-for-stock merger transaction with REIT I at a 1:1 exchange ratio. Later the same day, the NNN REIT special committee submitted to the REIT I special committee a revised non-binding proposal to acquire REIT I in a stock-for-stock merger at an exchange ratio of 1.0 share of NNN REIT common stock for each REIT I common share not already owned by NNN REIT. The revised proposal implied a value of $10.16 per REIT I common share and a gross real estate asset value of $142.2 million, based upon the NNN REIT NAV. The revised non-binding proposal also set forth a number of conditions, including the waiver of all disposition and subordinated participation fees by BrixInvest, and NNN REIT and REIT I entering into an exclusive due diligence period.

On May 16, 2019, the REIT I special committee met, with the REIT I management team and Mr. Preston present, to discuss the non-binding proposal received from the NNN REIT special committee, following which management was authorized to negotiate the terms of a definitive merger agreement with the NNN REIT special committee after the NNN REIT special committee completed its legal and financial due diligence of REIT I. The REIT I special committee also agreed to an exclusive due diligence period of an initial term of 60 days, subject to mutually agreed upon extensions as needed, in order that the parties to negotiate a definitive merger agreement. Finally, the engagement of a financial advisor to render a fairness opinion was discussed and it was decided that the REIT I special committee would meet with SunTrust Robinson Humphrey via teleconference the following week. On the same day, the REIT I special committee submitted a letter to the NNN REIT special committee requesting clarification of NNN REIT’s non-binding proposal with respect to (i) the waiver of all disposition and subordinated participation fees by BrixInvest, noting that such waiver would need to be agreed upon by BrixInvest, (ii) the understanding that both REIT I and NNN REIT would seek separate, independent fairness opinions with respect to the proposed transaction; and (iii) the understanding that REIT I, NNN REIT and, with respect to any Self-Management Transaction, BrixInvest, would seek approvals from their respective shareholders, stockholders and members. The letter stated that if the NNN REIT special committee agreed with these points of clarification, REIT I would be willing to enter into an exclusive due diligence period of an initial term of 60 days, subject to mutually agreed upon extensions as needed, in order that the parties to negotiate a definitive merger agreement. The following day, the NNN REIT special committee confirmed by letter that the NNN REIT special committee agreed with the points of clarification and included a form of confidentiality and exclusivity agreement with the correspondence.

On May 20, 2019, NNN REIT and REIT I entered into an exclusivity and confidentiality agreement commencing on May 20, 2019 and continuing for 60 days thereafter, subject to one or more additional 30-day periods as mutually agreed upon by NNN REIT and REIT I, and ending at the time a definitive agreement relating to the proposed merger transaction is executed.

On May 22, 2019, the REIT I special committee met, with the REIT I management team and Mr. Preston present, to discuss with representatives of SunTrust Robinson Humphrey its experience and qualifications to serve as financial advisor to the REIT I special committee for the purpose of rendering an opinion to the REIT I special committee as to the fairness, from a financial point of view, to the REIT I shareholders of the consideration to be received by such shareholders in the proposed transaction with NNN REIT. Following these discussions, the REIT I special committee authorized the retention of SunTrust Robinson Humphrey, as financial advisor, subject to entering into engagement letter with the firm.

On May 28, 2019, the REIT I management team received a due diligence documents and information delivery request from legal counsel to the NNN REIT special committee and commenced compliance with that request.

On May 29, 2019, Mr. McWilliams, on behalf of the NNN REIT special committee, and representatives of UBS and Morris, Manning & Martin, met with Messrs. Halfacre, Pacini and Wirta at the company’s offices to discuss the potential Self-Management Transaction. The discussion focused on management’s business plan and vision for NNN REIT as a self-managed company, the current capitalization and indebtedness of BrixInvest, and the status of the investigation being conducted by the SEC relating to, among other things, the advertising and sale of securities by NNN REIT and compliance with broker-dealer regulations.

On June 13, 2019, the NNN REIT special committee held a telephonic meeting with representatives of UBS and Morris, Manning & Martin present. During the meeting, Morris, Manning & Martin provided an update on the findings of its legal due diligence on REIT I and representatives of UBS led a discussion regarding a potential transaction with BrixInvest.

On June 21, 2019, each of NNN REIT and REIT I publicly announced that REIT I had conducted a multi-round process whereby bidders submitted proposals to a special committee of the REIT I Board for preliminary review and, as a result of such process, REIT I and NNN REIT had determined to commence an exclusive due diligence process.

The NNN REIT special committee met again via teleconference on June 24, 2019, with representatives of UBS and Morris, Manning & Martin present. During this meeting representatives of UBS discussed with the NNN REIT special committee the financial terms of a potential transaction with BrixInvest.

On July 1, 2019, the NNN REIT special committee met via teleconference with representatives of UBS and Morris, Manning & Martin present. During the meeting, representatives of UBS led a discussion relating to the potential acquisition of BrixInvest. Also during the meeting, the NNN REIT special committee discussed structuring the proposal to acquire BrixInvest to include a conservative upfront consideration in the form of units of NNN REIT OP, with the potential for additional consideration in the form of an earn-out if certain AUM and AFFO per share metrics are achieved by the combined entity in the fiscal years 2021 and 2022. The NNN REIT special committee determined that the proposed upfront consideration should be valued at $40.00 per unit of BrixInvest. The NNN REIT special committee also authorized Mr. McWilliams to conduct further discussions with representatives of UBS regarding valuation and to attend on behalf of the NNN REIT special committee an in-person meeting with representatives of BrixInvest on July 8, 2019, to be held for the purposes of discussing the framework for a potential transaction and gathering additional information in order to prepare a proposal to acquire BrixInvest.

On July 5, 2019, Mr. McWilliams, on behalf of the NNN REIT special committee, spoke with representatives of UBS and Morris, Manning & Martin via teleconference. At the conclusion of the teleconference, Mr. McWilliams directed UBS to communicate to Mr. Halfacre, as a representative of BrixInvest, NNN REIT’s initial non-binding proposal to acquire BrixInvest at a transaction value of $40.00 per unit of BrixInvest to be paid in the form of units of limited partnership interests in NNN REIT OP, and additional consideration in the form of an earn-out based on mutually agreed AUM and AFFO per share metrics, not to exceed $40 million in the aggregate. A representative of UBS communicated NNN REIT’s initial non-binding proposal to Mr. Halfacre later that day.

At a meeting held on July 8, 2019 at the UBS offices in New York City, Messrs. Halfacre and Pacini, on behalf of BrixInvest, counsel for BrixInvest from Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”), Mr. McWilliams, on behalf of the NNN REIT special committee, counsel from Morris, Manning & Martin, and representatives of UBS discussed the framework for a potential transaction. The parties discussed the financial information that had been provided to date, and further financial and legal due diligence to be performed. UBS, on behalf of, and at the direction of, the NNN REIT special committee proposed that NNN REIT could acquire BrixInvest at a transaction value of $40.00 per unit of BrixInvest to be paid in the form of units of NNN REIT OP, and additional consideration in the form of an earn-out based on mutually agreed AUM and AFFO per share metrics, not to exceed $40 million in the aggregate. The discussion of structure included a discussion on the potential tax effects of various alternatives, as well as and how an earn-out could be structured to enable the BrixInvest members to share in the potential upside of a transaction between the companies. The discussion also included the possibility of having the NNN REIT OP units issued upfront be non-voting, non-dividend paying and subject to a lock-up period commensurate with any earn-out period, with conversion discounts if such units are presented for conversion into shares of NNN REIT common stock prior to the expiration of the lock-up period, and the suggestion that the NNN REIT Board could be increased to include Joe F. Hanauer, currently a member of the BrixInvest board of managers. Mr. Halfacre, on behalf of BrixInvest, stated that BrixInvest would not agree to any proposal from NNN REIT that included a transaction value of $40.00 per unit of BrixInvest but would be willing to consider a revised proposal that included the structural elements that were discussed. Following the meeting, Mr. McWilliams met separately with representatives of UBS and Morris, Manning & Martin to discuss the potential up-front and earn-out consideration package and next steps.

On July 11, 2019, the NNN REIT special committee held a telephonic meeting with representatives of UBS and Morris, Manning & Martin present. At such meeting, Mr. McWilliams provided the NNN REIT special committee with an overview of the meeting held on July 8, 2019. Representatives of UBS also discussed feedback received from Mr. Halfacre relating to the potential transaction with BrixInvest. The discussion also covered the potential earn-out structure, including a potential lock-up period and corresponding conversion discounts, and the AUM and AFFO metrics that would provide the basis for any earn-out payment. At the conclusion of the meeting, the NNN REIT special committee determined to submit a non-binding proposal to acquire BrixInvest in exchange for units of NNN REIT OP that would represent an implied value of $51.00 per unit of membership interest in BrixInvest, with the units to be paid as consideration for BrixInvest being non-voting and non-dividend paying and subject to a four-year lock-up and conversion discounts if such units are presented for conversion into shares of NNN REIT common stock prior to the expiration of the lock-up period, as well as an earn-out based upon certain upper and lower AUM and AFFO per share hurdles for fiscal years 2022 and 2023 not to exceed $40 million in the aggregate.

On July 12, 2019, the NNN REIT special committee delivered a non-binding proposal to BrixInvest to acquire 100% of BrixInvest in exchange for one unit of NNN REIT OP for each outstanding unit of membership interest in BrixInvest. Such NNN REIT OP units would be convertible into 5.020 shares of NNN REIT Class C Common Stock, subject to conversion exchange discounts. Based upon the NNN REIT NAV, the non-binding proposal implied a value of $51.00 per BrixInvest unit. The NNN REIT OP units would be non-dividend paying, non-voting and would mandatorily convert into 5.020 shares of NNN REIT Class C Common Stock on the fourth anniversary of the closing of the transaction. If the holders of the NNN REIT OP units are presented for conversion into shares of NNN REIT common stock prior to the expiration of the four-year lock-up period, the conversion ratio would be adjusted as follows: (i) in year 1, not convertible; (ii) in year 2, the conversion ratio would be 2.510; (iii) in year 3, the conversion ratio would be 3.012; and (iv) in year 4, the conversion ratio would be 3.514. In addition, NNN REIT would provide additional consideration (to the extent the NNN REIT OP units have not been converted to NNN REIT common stock) if NNN REIT achieves the following AUM and AFFO per share hurdles in the following fiscal years: (i) if in FY 2022 NNN REIT achieves $1.0 billion in AUM and $0.67 AFFO per share, an additional $12.5 million in value would be paid, however if in FY 2022 NNN REIT achieves $1.3 billion in AUM and $0.71 AFFO per share, an additional $25.0 million in value would be paid; and (ii) if in FY 2023 NNN REIT achieves $1.3 billion in AUM and $0.71 AFFO per share, the lesser of $20.0 million in value or $20.0 million minus any earn-out paid with respect to FY 2022, would be paid, however if in FY 2023 NNN REIT achieves $1.7 billion in AUM and $0.75 AFFO per share, the lesser of $40.0 million in value or $40.0 million minus any earn-out paid with respect to FY 2022, would be paid.

By letter dated July 18, 2019, BrixInvest responded to NNN REIT’s non-binding proposal to acquire BrixInvest. BrixInvest proposed to adjust the conversion ratio that would be associated with the NNN REIT OP units from 5.020 shares of NNN REIT Class C Common Stock to 5.000 shares of Class C Common Stock, representing an implied value of $50.80 per BrixInvest unit, based upon the NNN REIT NAV. In exchange for the slightly lower upfront consideration, BrixInvest also proposed to adjust the lock-up period conversion ratio as follows: (i) in year 1, not convertible; (ii) in year 2, the conversion ratio would be 50% of the conversion ratio then in effect; (iii) in year 3, the conversion ratio would be 60% of the conversion ratio then in effect; and (iv) in year 4, the conversion ratio would be 70% of the conversion ratio then in effect. The BrixInvest letter also proposed to adjust the earn-out to include an earn-out payment if NNN REIT achieves $1.0 billion in AUM in 2021, then the conversion ratio would be adjusted from 5.00 shares of NNN REIT common stock to 7.00 shares, and to change the earn-out payment to an adjustment to the conversion ratio as follows: (i) if in FY 2022 NNN REIT achieves $1.0 billion in AUM and $0.67 AFFO per share, the conversion ratio would change from 5.00 shares of NNN REIT common stock to 6.75 shares, however if in FY 2022 NNN REIT achieves $1.3 billion in AUM and $0.71 AFFO per share, the conversion ratio would change to 9.50 shares; and (ii) if in FY 2023 NNN REIT achieves $1.3 billion in AUM and $0.71 AFFO per share, the conversion ratio would change to 8.00 or 7.75 shares, depending upon when the $1.0 billion AUM hurdle is achieved, however if in FY 2023 NNN REIT achieves $1.7 billion in AUM and $0.75 AFFO per share, the conversion ratio would change to 11.00 shares. If earned, the earn-out payments set forth in the BrixInvest letter would be slightly higher than those set forth in NNN REIT’s July 12, 2019 non-binding proposal.

On July 19, 2019, the NNN REIT special committee met via teleconference with representatives of UBS and Morris, Manning & Martin present. During such meeting, Morris, Manning & Martin presented the results of its legal due diligence of REIT I and its portfolio. Morris, Manning & Martin also discussed the terms of the proposed Merger Agreement with REIT I with the NNN REIT special committee, a copy of which had been delivered to the NNN REIT special committee prior to the meeting. The NNN REIT special committee also discussed with representatives of UBS the response letter it received from BrixInvest.

On July 29, 2019, the NNN REIT special committee met via teleconference with representatives of UBS and Morris, Manning & Martin present. During such meeting, representatives of UBS led a discussion of the terms provided by NNN REIT and BrixInvest in their July 12 and July 18, 2019 correspondence. The NNN REIT special committee determined to move forward with negotiations with BrixInvest pursuant to the terms set forth in the July 18, 2019 BrixInvest letter and directed Morris, Manning & Martin to outline additional terms for the proposed transaction, such as indemnity and consideration claw-back provisions.

On August 7, 2019, the REIT I special committee met, with the REIT I management team and Mr. Preston present, to receive an update on the status of the NNN REIT due diligence review process and its negotiations with BrixInvest regarding the Self-Management Transaction.

Also on August 7, 2019, Morris, Manning & Martin delivered a copy of the draft Merger Agreement to Nelson Mullins, counsel to BrixInvest, as requested by Mr. Halfacre. Counsel from Morris, Manning & Martin and Nelson Mullins discussed the draft Merger Agreement on August 8, 2019, and on August 9, 2019, Morris, Manning & Martin, on behalf of the NNN REIT special committee, delivered the initial draft of the Merger Agreement to Mr. Preston, which Mr. Preston subsequently delivered to the REIT I special committee. During the ensuing weeks, counsel for NNN REIT and counsel for REIT I negotiated the Merger Agreement and related disclosure letters.

On August 20, 2019, the REIT I special committee met, with the REIT I management team and Mr. Preston present, to discuss the status of negotiations of the Merger Agreement. The potential Self-Management Transaction also was discussed.

On August 22, 2019, Morris, Manning & Martin, on behalf of the NNN REIT special committee, delivered the initial draft of the Contribution Agreement to Nelson Mullins. During the ensuing weeks, counsel for NNN REIT and counsel for BrixInvest negotiated the Contribution Agreement and related disclosure letters and ancillary documents.

On August 26, 2019, the NNN REIT special committee held a telephonic meeting with representatives of UBS and Morris, Manning & Martin present. At such meeting, Morris, Manning & Martin provided a summary of the terms of the proposed Contribution Agreement, structure of the transaction and related matters, as well as an update on the negotiations of the Merger Agreement. Representatives of UBS provided an updated analysis of the financial terms of the potential transactions to reflect management’s updated projections with respect to REIT I, NNN REIT, BrixInvest and pro forma NNN REIT after giving effect to the Merger and Self-Management Transaction provided to representatives of UBS.

On August 28, 2019, the REIT I special committee met, with the REIT I management team, Mr. Preston and representatives of SunTrust Robinson Humphrey present. At the request of the REIT I special committee, representatives of SunTrust Robinson Humphrey reviewed its proposed approach for its financial analysis with respect to REIT I and with respect to NNN REIT after giving effect to the Merger and the Self-Management Transaction.

On September 4, 2019, the NNN REIT special committee met via teleconference in executive session with legal counsel present to discuss the Self-Management Transaction and its terms, and the Merger. Following the executive session, the NNN REIT special committee met with representatives of UBS and Morris, Manning & Martin present to discuss management’s revised projections with respect to BrixInvest, NNN REIT and pro forma NNN REIT after giving effect to the Merger and Self-Management Transaction. The NNN REIT special committee also reviewed revised earn-out hurdles and earn-out conversion ratios in light of the recently completed due diligence of BrixInvest and the updated financial projections received from management, and directed UBS to assist in preparing correspondence to BrixInvest setting forth the discussed changes to the proposed earn-out.

By letter dated September 6, 2019, the NNN REIT special committee proposed to extend the lock-up period from four to five years, adding an additional lock-up conversion ratio in year 5 of 80% of the conversion ratio then in effect. The correspondence also proposed adjustments to the earn-out hurdles and earn-out conversion ratios as follows: (i) if in FY 2021 NNN REIT achieves $0.86 billion in AUM and $0.59 AFFO per share, the conversion ratio would change from 5.00 shares of NNN REIT common stock to 5.75 shares; (ii) if in FY 2022 NNN REIT achieves $1.175 billion in AUM and $0.65 AFFO per share, the conversion ratio would change to 7.50 shares; and (iii) if in FY 2023 NNN REIT achieves $1.175 billion in AUM and $0.65 AFFO per share, the conversion ratio would change to 6.25 shares, however if in FY 2023 NNN REIT achieves $1.551 billion in AUM and $0.70 AFFO per share, the conversion ratio would change to 9.00 shares.

The parties continued to negotiate the Contribution Agreement over the following days, and on September 9, 2019, the NNN REIT special committee met via teleconference with representatives of UBS and Morris, Manning & Martin present to discuss the status of negotiations of the Contribution Agreement, and in particular, the earn-out consideration. Following such meeting, by letter dated September 9, 2019, the NNN REIT special committee submitted a revised earn-out proposal to BrixInvest as follows: (i) if in FY 2021 NNN REIT achieves $0.86 billion in AUM and $0.59 AFFO per share, the conversion ratio would change from 5.00 shares of NNN REIT common stock to 5.75 shares; (ii) if in FY 2022 NNN REIT achieves $1.175 billion in AUM and $0.65 AFFO per share, the conversion ratio would change to 7.50 shares; and (iii) if in FY 2023 NNN REIT achieves $1.551 billion in AUM and $0.70 AFFO per share, the conversion ratio would change to 9.00 shares. The letter also provided that the lock-up period would revert to the four-year period set forth in BrixInvest’s letter dated July 18, 2019.

The NNN REIT special committee met again via teleconference on September 10, 2019. During such meeting, Mr. McWilliams reported that BrixInvest had agreed to the earn-out terms provided in NNN REIT’s September 9, 2019 correspondence. In addition, Morris, Manning & Martin presented the results of its legal due diligence of BrixInvest and discussed the terms of the proposed Contribution Agreement with BrixInvest with the

NNN REIT special committee, a copy of which had been delivered to the NNN REIT special committee prior to the meeting. During the following week, counsel for NNN REIT and counsel for BrixInvest negotiated the Contribution Agreement and related disclosure letter, as well as agreements ancillary to the Contribution Agreement.

On September 18, 2019, the REIT I special committee met, with the REIT I management team, Mr. Preston and representatives of SunTrust Robinson Humphrey present. At the request of the REIT I special committee, representatives of SunTrust Robinson Humphrey reviewed its preliminary financial analysis with respect to REIT I and with respect to NNN REIT after giving effect to the Merger and the Self-Management Transaction.

Also on September 18, 2019, in a telephonic meeting of the NNN REIT special committee, at which representatives of Morris, Manning & Martin and UBS were present, Morris, Manning & Martin reviewed the material changes to the Contribution Agreement since the last meeting of the NNN REIT special committee, and confirmed that no changes had been made to the form of Merger Agreement last reviewed by the NNN REIT special committee. To facilitate the discussion, copies of the draft Merger Agreement and draft Contribution Agreement, along with the respective disclosure letters relating thereto, were circulated to the NNN REIT special committee in advance of the meeting. Also at this meeting, representatives of UBS reviewed with the NNN REIT special committee its financial analysis of the Merger and the Self-Management Transaction. UBS delivered to the NNN REIT special committee an oral opinion, confirmed by delivery of a written opinion dated September 18, 2019, to the effect that, as of such date and based on and subject to various procedures, assumptions, matters considered, and qualifications and limitations described in its opinion, the aggregate consideration to be paid by NNN REIT in the Merger and the Self-Management Transaction was fair, from a financial point of view, to NNN REIT. Following discussions and deliberations by the NNN REIT special committee, the NNN REIT special committee unanimously (i) approved the Merger and the actions contemplated by the Merger Agreement; (ii) directed that the Merger as contemplated by the Merger Agreement be submitted to the NNN REIT stockholders for their approval and recommend that such stockholders approve the same and any other proposals related thereto; (iii) approved the Self-Management Transaction as contemplated by the Contribution Agreement; and (iv) recommended that the NNN REIT Board approve the Merger and the Self-Management Transaction.

Following the meeting of the NNN REIT special committee on September 18, 2019, the NNN REIT Board met via teleconference to consider the proposed Merger and Self-Management Transaction. Present at such meeting were representatives of management, counsel to NNN REIT from O’Melveny & Myers LLP, and at the request of the NNN REIT special committee, representatives of Morris, Manning & Martin and UBS. Mr. McWilliams reported to the NNN REIT Board the results of the meeting of the NNN REIT special committee. After discussion, the NNN REIT Board unanimously (i) approved the Merger and the actions contemplated by the Merger Agreement; (ii) determined that the Merger and Merger Transactions are fair and reasonable to NNN REIT and on terms and conditions not less favorable to NNN REIT than those available from unaffiliated third parties and are advisable and in the best interests of NNN REIT and its stockholders; (iii) directed that the Merger as contemplated by the Merger Agreement be submitted to the NNN REIT stockholders for their approval; (iv) resolved to recommend that such stockholders approve the same and any other proposals related thereto and to include such recommendation in this Joint Proxy Statement and Prospectus; and (v) approved the Self-Management Transaction as contemplated by the Contribution Agreement.

During the remainder of the day on September 18, 2019 and the following day, representatives of NNN REIT and REIT I together with their respective legal counsel finalized the Merger Agreement and related documents, and representatives of NNN REIT and BrixInvest together with their respective legal counsel finalized the Contribution Agreement and related agreements and documents.

On September 19, 2019, the REIT I special committee met, with Mr. Preston and representatives of SunTrust Robinson Humphrey present. Representatives of SunTrust Robinson Humphrey reviewed and discussed with the REIT I special committee its financial analysis with respect to REIT I and with respect to NNN REIT after giving effect to the Merger and the Self-Management Transaction. Thereafter, at the request of the REIT I special committee, SunTrust Robinson Humphrey rendered its oral opinion to the REIT I special committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated September 19, 2019) as to, as of September 19, 2019, the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Merger and the Self-Management Transaction. Following discussions and deliberations by the REIT I special committee, the REIT I special committee unanimously (i) approved the Merger and the actions contemplated by the Merger Agreement; (ii) directed that the Merger as contemplated by the Merger Agreement be submitted to the REIT I shareholders for their approval and recommend that such shareholders approve the same and any other proposals related thereto; and (iii) recommended that the REIT I Board approve the Merger.

Following the meeting of the REIT I special committee on September 19, 2019, the REIT I Board met to consider the proposed Merger. Present at such meeting were representatives of management and Mr. Preston. Mr. Desai reported to the REIT I Board the results of the meeting of the REIT I special committee. After discussion, the REIT I Board unanimously (i) approved the Merger and the actions contemplated by the Merger Agreement; (ii) directed that the Merger as contemplated by the Merger Agreement be submitted to the REIT I shareholders for their approval; and (iii) resolved to recommend that such shareholders approve the same and any other proposals related thereto and to include such recommendation in this Joint Proxy Statement and Prospectus.

On the evening of September 19, 2019, NNN REIT, Merger Sub and REIT I executed the Merger Agreement and NNN REIT, NNN REIT OP, BrixInvest and Daisho executed the Contribution Agreement.

On the morning of September 20, 2019, NNN REIT and REIT I issued a joint press release announcing the proposed Merger and the proposed Self-Management Transaction.

Recommendation of the Board of Directors of NNN REIT and Its Reasons for the Merger

After careful consideration, the NNN REIT Board, by a vote at a meeting held on September 18, 2019, determined that the Merger and Merger Transactions are fair and reasonable to NNN REIT and on terms and conditions not less favorable to NNN REIT than those available from unaffiliated third parties and are advisable and in the best interests of NNN REIT and its stockholders and recommended that the Merger be submitted to the NNN REIT Stockholders for their approval. In its evaluation, the NNN REIT Board consulted with NNN REIT's senior management and legal and financial advisors, and considered a number of factors that the NNN REIT Board believed supported its decision, including the following material factors:

Strategic Benefits

•	the Merger accelerates NNN REIT's strategy to focus exclusively on net-lease investing for its balance sheet;
•	the Merger is expected to improve NNN REIT’s access to capital by creating a larger, more diversified portfolio of assets;
•	the Merger is expected to be immediately accretive to the value of the real estate portfolio of the Combined Company and increase the percentage of its dividend covered by real estate rental income;
•	the Merger will have limited integration risk due to BrixInvest's experience in managing REIT I's assets and operations;

Portfolio Benefits

•	REIT I owns a high-quality real estate portfolio that is aligned with NNN REIT's existing portfolio based on asset type and tenant industries;
•	the Merger will geographically diversify NNN REIT’s portfolio by providing exposure to California real estate properties;

Size and Scale Benefits

•	the Merger will improve operational efficiency by spreading NNN REIT's general and administrative expenses over a larger owned real estate asset base;

Balance Sheet Benefits

•	the Merger enhances the overall credit profile of NNN REIT and is expected to reduce its ratio of debt to gross assets;
•	the Merger is expected to improve NNN REIT's overall cost of capital; and

Fairness Opinion

•	the opinion, dated September 18, 2019, of NNN REIT special committee’s financial advisor, UBS, to the NNN REIT Board as to the fairness, from a financial point of view, as of such date, of the aggregate consideration to be paid by NNN REIT in the Merger and the Self-Management Transaction, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the section entitled “Opinion of NNN REIT Special Committee’s Financial Advisor.”

The NNN REIT Board also considered a number of potentially negative factors about pursuing the Merger, including:

•	the average lease maturity of the Combined Company's portfolio will be approximately 6.0 years, which is lower than NNN REIT's current average lease maturity of 6.8 years and may increase risks related to re-leasing or dispositions;
•	the possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of NNN REIT or REIT I;
•	the risk that failure to complete the Merger could negatively affect the financial results of NNN REIT and the net asset value of its common stock;
•	the substantial costs expected to be incurred in connection with the Merger;
•	the increased exposure from acquiring REIT I and assets located primarily in California that are not currently part of NNN REIT's existing owned real estate portfolio;
•	certain REIT I assets may not be aligned with NNN REIT's long-term investment strategy;
•	the obligation of NNN REIT to pay certain expenses if the Merger is terminated under certain conditions;
•	the risk that the efforts necessary to complete the Merger could result in a disruption in the operations of NNN REIT by, among other things, diverting management focus and other resources of NNN REIT from operational matters, strategic opportunities and its day-to-day business; and
•	the other relevant factors to NNN REIT described under the section titled “Risk Factors.”

NNN REIT did not quantify any anticipated cost savings with respect to the Merger since they were expected to be relatively immaterial in light of the size of the overall proposed transaction given that REIT I is managed by BrixInvest, does not have any employees, and has very little in terms of operational costs or overhead aside from the advisory fees paid to BrixInvest. The foregoing discussion of the factors considered by the NNN REIT Board is not intended to be exhaustive but rather summarizes the material factors considered by the NNN REIT Board.

After careful consideration, for the reasons set forth above, the disinterested and independent directors of the NNN REIT Board, based on the unanimous recommendation of the NNN REIT special committee, unanimously recommends that NNN REIT stockholders vote (i) FOR the proposal to approve the Merger, and (ii) FOR the proposal to approve one or more adjournments of the NNN REIT annual meeting to a later date or time, if necessary and appropriate, to solicit additional proxies if there are insufficient votes to approve the proposals at the NNN REIT annual meeting, including to approve the NNN REIT Merger Proposal.

Recommendation of the REIT I Board and Its Reasons for the Merger

At a meeting on September 19, 2019, the REIT I Board (with the unanimous vote of the independent trust managers) and the REIT I special committee adopted resolutions declaring that each of the Merger and the amendment to the REIT I Declaration of Trust is advisable and in the best interests of REIT I and the REIT I shareholders, and that the Merger is fair and reasonable to REIT I and the REIT I shareholders and on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing that the Merger and the amendment to the REIT I Declaration of Trust be submitted for consideration at a special meeting of the REIT I shareholders. In making their determination, the REIT I Board and the REIT I special committee considered a variety of factors, including:

•	the average lease maturity of the Combined Company's portfolio will be approximately 6.0 years, which is higher than REIT I's current average lease maturity of 4.8 years and may decrease risks related to re-leasing or dispositions;

•	the greater geographic diversification of the Combined Company's portfolio which will only be 40% California properties as opposed to 80% in the existing REIT I portfolio;
•	the expectation that the proposed transaction with NNN REIT will provide greater liquidity to REIT I's shareholders by delivering to them shares in a non-traded public company with a substantially greater capacity for annual share repurchases, and with no lock-ups or other restrictions on transfer;
•	the expectation that the Combined Company will have an expected enterprise value of approximately $455 million and total market capitalization of approximately $275 million, and a more diversified national portfolio of approximately 45 properties (including the TIC Interest) with 2.2 million square feet of commercial real estate leased to approximately 37 companies in 14 states and, as a result of its larger size and enhanced balance sheet, the Combined Company is expected to have greater operating and financial flexibility and better access to capital markets with a lower cost of capital than REIT I on a standalone basis;
•	the expectation that the Combined Company will acquire a significant number of additional properties through the ongoing sale of NNN common stock in the $1,000,000,000 public offering, as opposed to REIT I’s static 20 property portfolio that, absent capital infusion, prevents REIT I from acquiring additional properties other than with the proceeds from the sale of refinancing of existing properties;
•	the receipt of shares of NNN REIT common stock in the Merger will be tax-deferred to REIT I shareholders, until such time as the shares of NNN REIT received in the Merger are sold by REIT I shareholders;
•	the Merger will avoid the $682,560 disposition fee that would be payable to REIT I’s advisor in a similarly valued transaction with a third party;
•	the REIT I Board and the REIT I special committee each concluded, after consideration and review with its legal and financial advisors, that the transaction with NNN REIT was superior to other possible liquidity alternatives;
•	REIT I shareholders are expected to own approximately 33% of the Combined Company on a pro forma basis (or approximately 29% following the Self-Management Transaction, on a fully diluted basis before consideration of the earnout payment associated with the Self-Management Transaction; if all of the earnout milestones associated with the Self-Management Transaction are achieved, REIT I shareholders would own approximately 26% of the Combined Company on a fully diluted basis), and continued ownership of shares in the Combined Company will provide the opportunity for REIT I shareholders to benefit from potential increases in the value of the combined portfolio after the closing date through the continuing sale of shares in the NNN REIT ongoing public offering which will allow for significantly more portfolio properties to be acquired, assuming suitable market conditions;
•	the Exchange Ratio and the other terms of the Merger Agreement resulted from arm's length negotiations between the REIT I and NNN REIT special committee, with the assistance of their respective advisors;
•	the ability of REIT I under the Merger Agreement to accept any acquisition proposals from third parties that are considered financially superior to the Merger, after payment of the termination fee;
•	if approved by REIT I shareholders at the REIT I special meeting, the REIT I Declaration of Trust Amendment will permit the Merger to occur without having to comply with the procedural and substantive requirements of the REIT I Declaration of Trust applicable to “Roll-Up Transactions,” which the REIT I Board and the REIT I special committee believe are impractical; and
•	the financial analyses reviewed and discussed with the REIT I special committee by representatives of SunTrust Robinson Humphrey as well as the oral opinion of SunTrust Robinson Humphrey rendered to the REIT I special committee on September 19, 2019 (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) as to, as of September 19, 2019, the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction;

The REIT I Board and the REIT I special committee also considered a number of potentially negative factors about the Merger, including:

•	the dividend that the REIT I shareholders will receive based on the Exchange Ratio and NNN REIT's existing dividend rate will be less than the distribution rate historically paid by REIT I;
•	the Exchange Ratio implies a discount of 3.9% to REIT I's NAV of $10.57 at December 31, 2018, based on NNN REIT's common stock NAV per share of $10.16 on December 31, 2018;
•	the challenges inherent in the combination of two business enterprises that are the size of REIT I and NNN REIT and the risks and costs to REIT I if the Merger does not close;
•	the possibility that the transaction with NNN REIT would not be completed or may be delayed, and the possible adverse effects on the future liquidity options for REIT I that might result if the proposed transaction with NNN REIT were announced and not completed;
•	the risk that a different liquidity alternative or a decision not to enter into a current liquidity transaction could ultimately have been more beneficial to REIT I shareholders than the proposed transaction with NNN REIT;
•	the restrictions in the Merger Agreement on the solicitation of a competing transaction and the requirement under the Merger Agreement that REIT I pay NNN REIT a termination fee of $2,540,000 if an unsolicited Superior Competing Transaction offer is accepted, which may deter third parties from making a competing offer for REIT I prior to completion of the Merger;
•	the fact that the Exchange Ratio is fixed, meaning that there is no walk-away/termination right as a result of declines in NNN REIT's NAV per share before the closing of the Merger;
•	the risk that the anticipated strategic and financial benefits of the Merger may not be fully realized; and
•	the other relevant factors to REIT I described under the section titled “Risk Factors” of this Joint Proxy Statement and Prospectus.

The foregoing discussion of the factors considered by the REIT I Board and the REIT I special committee is not intended to be exhaustive but rather summarizes the material factors considered by the REIT I Board and the REIT I special committee. In view of the wide variety of factors considered, the REIT I Board and the REIT I special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual directors may have given different weights to different factors. The REIT I Board and the REIT I special committee considered the positive and negative factors relating to the Merger, the amendment to the REIT I Declaration of Trust and the related transactions and believed the negative factors to be materially outweighed by the positive factors.

After careful consideration, for the reasons set forth above, the REIT I Board, based on the unanimous recommendation of the REIT I special committee, unanimously recommends to the REIT I shareholders that they vote (i) FOR the proposal to approve the Merger, and (ii) FOR the proposal to approve one or more adjournments of the REIT I special meeting to another date, time or place, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the Merger and the proposal to approve the amendment to the Declaration of Trust.

Opinion of NNN REIT special committee’s Financial Advisor

UBS was retained as financial advisor to the NNN REIT special committee in connection with the Merger and the Self-Management Transaction, which are collectively referred to in this section as the “transactions.” As part of that engagement, the NNN REIT special committee requested that UBS evaluate the fairness, from a financial point of view, to NNN REIT of the aggregate consideration to be paid by NNN REIT in the transactions. On September 18, 2019, at a meeting of the special committee of the NNN REIT Board held to evaluate the proposed transactions, UBS delivered to the NNN REIT special committee an oral opinion, confirmed by delivery of a written opinion dated September 18, 2019, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, the aggregate consideration to be paid by NNN REIT in the transactions was fair, from a financial point of view, to NNN REIT.

The full text of UBS’ opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex B to this Joint Proxy Statement and Prospectus and is incorporated by reference herein. UBS’ opinion was provided for the benefit of the NNN REIT special committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the aggregate consideration to be paid by NNN REIT in the transactions, and does not address any other aspect of the transactions or any related transaction. UBS’ opinion does not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to NNN REIT or NNN REIT’s underlying business decision to effect the transactions or any related transaction. UBS’ opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the transactions or any related transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion included as Annex B to this Joint Proxy Statement and Prospectus.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to NNN REIT, REIT I and BrixInvest;
•	conducted discussions with members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of NNN REIT, which are referred to as the NNN REIT Managers, members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of REIT I, which are referred to as the REIT I Managers and members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of BrixInvest concerning the business and financial prospects of NNN REIT, REIT I and BrixInvest;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of REIT I that were provided to UBS by the REIT I Managers and not publicly available, including financial forecasts and estimates prepared by the REIT I Managers, which are referred to as the REIT I Standalone Forecasts, that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of NNN REIT that were provided to UBS by the NNN REIT Managers and not publicly available, including financial forecasts and estimates prepared by the NNN REIT Managers, which are referred to as the NNN REIT Standalone Forecasts, that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of BrixInvest that were provided to UBS by the management of BrixInvest and not publicly available, including financial forecasts and estimates prepared by the management of BrixInvest, which are referred to as the BrixInvest Standalone Forecasts, that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of NNN REIT after giving effect to the transactions, which are referred to as the modiv Forecasts, that were provided to UBS by the NNN REIT Managers that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain estimates of synergies regarding the transactions prepared by the NNN REIT Managers that were provided to UBS by the NNN REIT Managers (which are reflected in the modiv Forecast) that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain estimated transaction expenses regarding the transactions prepared by the REIT I Managers, NNN REIT Managers and BrixInvest management that were provided to UBS by the REIT I Managers, NNN REIT Managers and BrixInvest management that the NNN REIT special committee directed UBS to utilize for purposes of its analysis;
•	reviewed publicly available financial data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Merger Transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;
•	considered certain other pro forma effects of the transactions on NNN REIT’s financial statements;
•	reviewed the Merger Agreement and the Contribution Agreement, including the form of Second Amended and Restated Limited Partnership Agreement of NNN REIT OP attached as Exhibit E to the Contribution Agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the NNN REIT special committee, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the NNN REIT special committee, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of NNN REIT, REIT I or BrixInvest, and, except with respect to certain real estate assets of REIT I and NNN REIT provided by the REIT I Managers and the NNN REIT Managers, UBS has not been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above that UBS utilized for its analysis, UBS assumed, with the consent of the NNN REIT special committee, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of their respective company and NNN REIT after giving effect to the transactions. In addition, UBS assumed as directed by the NNN REIT special committee that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. UBS has also assumed that the Earn-out Hurdles (as described in the form of Second Amended and Restated Limited Partnership Agreement) will be satisfied and the Class M OP Units issued pursuant to the Self-Management Transaction will become convertible at a Class M Conversion Ratio (as defined in the form of Second Amended and Restated Limited Partnership Agreement) of 1 Class M OP Unit for 9 Class C units of limited partnership interest of the NNN REIT OP (“Class C OP Units”). UBS was advised by the REIT I Managers and NNN REIT Managers that each of NNN REIT and REIT I have operated in conformity with the requirements for qualifications as a REIT for U.S. federal income tax purposes since its formation as a REIT and UBS assumed, with the consent of the NNN REIT special committee, that the transactions will not adversely affect such status or operations of NNN REIT or REIT I. At the direction of the NNN REIT special committee, UBS further assumed that the holders of the convertible promissory notes of BrixInvest do not convert into equity of BrixInvest prior to consummation of the transactions. UBS also assumed, with the approval of the NNN REIT special committee, that the Merger Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and the Self-Management Transaction will qualify for U.S. federal income tax purposes as a tax-deferred contribution of assets under Section 721 of the Code. UBS’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to it as of, the date of its opinion.

At the direction of the NNN REIT special committee, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the aggregate consideration to be paid by NNN REIT in the transactions to the extent expressly specified in its opinion, of the Merger Agreement, the Contribution Agreement or any related documents or the form of the Merger, the contribution or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the aggregate consideration to be paid by NNN REIT in the transactions. UBS expressed no opinion as to what the value of the NNN REIT Class C common stock will be when issued pursuant to the Merger or what the value of the units of limited partnership of NNN REIT OP will be when issued pursuant to the Self-Management Transaction or the prices at which the NNN REIT Class C common stock or any other securities will trade at any time. In rendering its opinion, UBS assumed, with the consent of the NNN REIT special committee, that (i) the final executed form of the Merger Agreement and the Contribution Agreement would not differ in any material respect from the drafts that UBS reviewed, (ii) the parties to the agreements would comply with all material terms of the agreements, (iii) the transactions would be consummated in accordance with the terms of the agreements without any adverse waiver or amendment of any material term or condition thereof and (iv) the transactions will be consummated substantially simultaneously. UBS further assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions would be obtained without any material adverse effect on NNN REIT, REIT I or BrixInvest or the transactions. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the NNN REIT special committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of NNN REIT, REIT I and BrixInvest provided by the NNN REIT Managers, REIT I Managers and BrixInvest management, respectively, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing these analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond NNN REIT’s, REIT I’s and BrixInvest’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The consideration was determined through negotiation between the parties and the decision by the NNN REIT special committee to recommend that NNN REIT enter into the transactions was solely that of the NNN REIT special committee. UBS’ opinion and financial analyses were only one of many factors considered by the NNN REIT special committee in its evaluation of the transactions and should not be viewed as determinative of the views of the NNN REIT special committee with respect to the transactions or the aggregate consideration to be paid in the transactions.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the NNN REIT special committee on September 18, 2019 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

REIT I Selected Public Companies Analysis. UBS reviewed financial information of REIT I and publicly available financial and stock market information of the following 16 publicly traded REITs which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:

Retail Focused Net Lease Peers

•	Agree Realty Corporation
•	Essential Properties Realty Trust
•	Getty Realty Corporation
•	National Retail Properties, Inc.
•	One Liberty Properties, Inc.
•	Realty Income Corporation

•	Spirit Realty Capital, Inc.
•	STORE Capital Corporation
•	VEREIT, Inc.

Office/Industrial Focused Net Lease Peers

•	Gladstone Commercial Corporation
•	Global Net Lease, Inc.
•	Industrial Logistics Properties Trust
•	Lexington Realty Trust
•	Monmouth Real Estate Investment Corporation
•	Office Properties Income Trust
•	W.P. Carey, Inc.

UBS reviewed, among other things:

•	enterprise values of the selected REITs, calculated as equity market value plus consolidated debt at book value, plus non-controlling interests at book value, plus preferred securities at liquidation value, less cash and cash equivalents, as a multiple of calendar year 2019 and 2020 estimated earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA. Estimated EBITDA for the selected public companies represented FactSet consensus estimates as of September 12, 2019;
•	equity stock prices of the selected REITs as of September 12, 2019, as a multiple of calendar year 2019 estimated funds from operations per share, which is referred to as FFO per share, and calendar year 2020 estimated FFO per share. Estimated FFO per share for the selected companies represented FactSet consensus estimates as of September 12, 2019; and
•	equity stock prices of the selected REITs as of September 12, 2019, as a multiple of calendar year 2019 estimated adjusted funds from operations per share, which is referred to as AFFO per share, and calendar year 2020 estimated AFFO per share. Estimated AFFO per share for the selected companies represented FactSet consensus estimates as of September 12, 2019.

UBS compared these multiples for the selected REITs with corresponding data and multiples of REIT I based on, among other things:

•	the implied per share consideration in the merger of $10.16, utilizing the 1.0 exchange ratio and based on NNN REIT’s reported net asset value, which is referred to as NAV per share of $10.16 as of December 31, 2018; and
•	REIT I estimates provided by the REIT I Managers.
	Enterprise Value / EBITDA 2019E (x)	Enterprise Value / EBITDA 2020E (x)	Price / FFO 2019E (x)	Price / FFO 2020E (x)	Price / AFFO 2019E (x)	Price / AFFO 2020E (x)
Selected Retail Focused Net Lease Peers
Mean	19.7x	17.7x	18.5x	17.7x	18.5x	17.7x
Median	19.7x	17.4x	18.8x	17.7x	18.8x	17.8x

Selected Office / Industrial Focused Net Lease Peers
Mean	16.3x	15.7x	13.1x	12.8x	13.9x	13.7x
Median	16.6x	15.4x	12.8x	13.0x	15.2x	14.7x

Implied REIT I at 1.0 Exchange Ratio	16.4x	16.4x	14.6x	14.7x	15.9x	15.3x

NNN REIT Selected Public Companies Analysis. UBS reviewed financial information of NNN REIT and publicly available financial and stock market information of the following 15 publicly traded REITs which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:

Retail Focused Net Lease Peers

•	Agree Realty Corporation
•	Essential Properties Realty Trust
•	National Retail Properties, Inc.
•	One Liberty Properties, Inc.
•	Realty Income Corporation
•	Spirit Realty Capital, Inc.
•	STORE Capital Corporation
•	VEREIT, Inc.

Office/Industrial Focused Net Lease Peers

•	Gladstone Commercial Corporation
•	Global Net Lease, Inc.
•	Industrial Logistics Properties Trust
•	Lexington Realty Trust
•	Monmouth Real Estate Investment Corporation
•	Office Properties Income Trust
•	W.P. Carey, Inc.

UBS reviewed, among other things:

•	enterprise values of the selected REITs, as a multiple of calendar year 2019 and 2020 EBITDA. Estimated EBITDA for the selected public companies represented FactSet consensus estimates as of September 12, 2019;
•	equity stock prices of the selected REITs as of September 12, 2019, as a multiple of calendar year 2019 estimated FFO per share and calendar year 2020 estimated FFO per share. Estimated FFO per share for the selected companies represented FactSet consensus estimates as of September 12, 2019; and
•	equity stock prices of the selected REITs as of September 12, 2019, as a multiple of calendar year 2019 estimated AFFO per share and calendar year 2020 estimated AFFO per share. Estimated AFFO per share for the selected companies represented FactSet consensus estimates as of September 12, 2019.

UBS compared these multiples for the selected REITs with corresponding data and multiples of NNN REIT based on, among other things:

•	NNN REIT’s NAV per share of $10.16 as of December 31, 2018; and
•	NNN REIT estimates provided by the NNN REIT Managers.
	Enterprise Value / EBITDA 2019E (x)	Enterprise Value / EBITDA 2020E (x)	Price / FFO 2019E (x)	Price / FFO 2020E (x)	Price / AFFO 2019E (x)	Price / AFFO 2020E (x)
Selected Retail Focused Net Lease Peers
Mean	19.9x	17.7x	18.5x	17.7x	18.5x	17.6x
Median	19.8x	17.1x	19.2x	17.4x	19.2x	17.7x

Selected Office / Industrial Focused Net Lease Peers
Mean	16.3x	15.7x	13.1x	12.8x	13.9x	13.7x
Median	16.6x	15.4x	12.8x	13.0x	15.2x	14.7x

Implied NNN REIT at NAV	17.8x	14.1x	19.3x	17.4x	18.9x	18.6x

Selected Precedent Merger Transaction Analysis. UBS reviewed publicly available information relating to the following thirteen selected transactions involving publicly traded REITs:

Announcement Date	Target	Acquiror
9/17/2018	Select Income REIT	Government Properties Income Trust
6/18/2018	Corporate Property Associates 17 – Global Inc.	W.P. Carey, Inc.
5/7/2018	Gramercy Property Trust, Inc.	Blackstone Real Estate Partners VIII
8/8/2016	American Realty Capital Global Trust II, Inc.	Global Net Lease, Inc.
7/1/2015	Chambers Street Properties	Gramercy Property Trust, Inc.
9/2/2014	Cole Corporate Income Trust, Inc.	Select Income REIT
10/22/2013	Cole Real Estate Investments, Inc.	American Realty Capital Properties, Inc.
7/25/2013	Corporate Property Associates 16 – Global Inc.	W.P. Carey, Inc.
7/2/2013	American Realty Capital Trust IV, Inc.	American Realty Capital Properties, Inc.
5/28/2013	CapLease, Inc.	American Realty Capital Properties, Inc.
1/22/2013	Cole Credit Property Trust II, Inc.	Spirit Realty Capital, Inc.
12/17/2012	American Realty Capital Trust III, Inc.	American Realty Capital Properties, Inc.
9/6/2012	American Realty Capital Trust, Inc.	Realty Income Corporation

UBS reviewed, among other things,

•	the purchase price per share of the target in the selected transactions, as multiples of, to the extent publicly available, estimated FFO per share for the next calendar year, referred to as CY+1;
•	the purchase price per share of the target in the selected transactions, as multiples of, to the extent publicly available, estimated AFFO per share for CY+1; and
•	the implied enterprise values (using the implied prices paid for the equity of the target company as equity values) in the selected transactions, as multiples of CY + 1 EBITDA.

Financial data of the selected transactions were based on public filings, research analyst estimates and other publicly available information. UBS compared these figures for the selected transactions with corresponding amounts implied for REIT I. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding figures implied for REIT I, based on the implied per share consideration in the merger of $10.16, utilizing the 1.0 exchange ratio and based on NNN REIT’s NAV per share of $10.16 as of December 31, 2018 and REIT I estimates provided by the REIT I Managers. For precedent transactions announced prior to June 30 of a given year, CY + 1 represents the calendar year in which the transaction was announced, otherwise, CY + 1 represents the following calendar year.

	EV / EBITDA CY + 1	P / FFO CY + 1	P / AFFO CY + 1
High	20.4x	16.8x	16.4x
Mean	16.8x	14.5x	14.9x
Median	16.8x	14.9x	15.0x
Low	15.0x	11.4x	12.7x

Implied REIT I at 1.0 Exchange Ratio	16.4x	14.7x	15.3x

REIT I Standalone Discounted Cash Flow Analysis. UBS performed an unlevered discounted cash flow analysis of REIT I utilizing financial forecasts and estimates relating to REIT I provided by the REIT I Managers. UBS calculated a range of implied present values (as of August 31, 2019) of the standalone unlevered free cash flows that REIT I was forecasted to generate from September 1, 2019 through fiscal year 2023 and of terminal values for REIT I. Implied terminal values were derived by applying to REIT I’s 2024 EBITDA a range of forward EBITDA multiples of 15.0x to 17.0x. UBS selected the EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.00% to 8.00%, based on an estimated range of REIT I’s weighted average cost of capital estimated by UBS. The unlevered discounted cash flow analysis resulted in a range of implied equity values of $7.21 to $9.25 per outstanding share of REIT I common stock.

BrixInvest Standalone Discounted Cash Flow Analysis. UBS performed an unlevered discounted cash flow analysis of BrixInvest utilizing financial forecasts and estimates relating to BrixInvest provided by the management of BrixInvest. UBS calculated a range of implied present values (as of August 31, 2019) of the standalone unlevered free cash flows that BrixInvest was forecasted to generate from September 1, 2019 through fiscal year 2023 and of terminal values for BrixInvest. Implied terminal values were derived by applying to BrixInvest’s 2024 EBITDA a range of forward EBITDA multiples of 11.0x to 14.0x. UBS selected the EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 12.50% to 14.50%, based on an estimated range of BrixInvest’s weighted average cost of capital estimated by UBS. The unlevered discounted cash flow analysis resulted in a range of implied equity values of $62.25 to $84.00 per outstanding equity interest of BrixInvest.

NNN REIT Standalone Discounted Cash Flow Analysis. UBS performed an unlevered discounted cash flow analysis of NNN REIT utilizing financial forecasts and estimates relating to NNN REIT provided by the NNN REIT Managers. UBS calculated a range of implied present values (as of August 31, 2019) of the standalone unlevered free cash flows that NNN REIT was forecasted to generate from September 1, 2019 through fiscal year 2023 and of terminal values for NNN REIT. Implied terminal values were derived by applying to NNN REIT’s 2024 EBITDA a range of forward EBITDA multiples of 15.0x to 17.0x. UBS selected the EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.00% to 8.00%, based on an estimated range of NNN REIT’s weighted average cost of capital estimated by UBS. The unlevered discounted cash flow analysis resulted in a range of implied equity values of $5.95 to $10.07 per outstanding share of NNN REIT.

Pro Forma modiv

UBS performed a financial analysis regarding NNN REIT after giving effect to the transactions, which is referred to as Pro Forma modiv. The analysis utilized the financial forecasts and estimates relating to Pro Forma modiv provided by the NNN REIT Managers, which is referred to as the modiv Forecasts. Among other things, the modiv Forecasts reflect estimates relating to certain synergies and other adjustments related to Pro Forma modiv prepared by the NNN REIT Managers, and assume the Merger and the Self-Management Transaction will be consummated substantially simultaneously.

For purposes of its financial analysis of Pro Forma modiv, UBS (1) performed a separate discount cash flow analysis of Pro Forma modiv’s REIT business and fee business to calculate ranges of enterprise values, and (2) combined such results, as further described below, to calculate a range of equity values per share of Pro Forma modiv.

REIT Business Discounted Cash Flow Analysis. UBS performed an unlevered discounted cash flow analysis of the REIT business of Pro Forma modiv. UBS calculated a range of (1) implied present values (as of August 31, 2019) of the unlevered free cash flows that the REIT business of Pro Forma modiv was forecasted to generate from September 1, 2019 through fiscal year 2023 and (2) terminal values for such business. Implied terminal values were derived by applying to the REIT business’s 2024 Adjusted EBITDA a range of forward EBITDA multiples of 15.0x to 17.0x. UBS selected the EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.00% to 8.00%, based on an estimated range of the REIT business’s weighted average cost of capital estimated by UBS. The unlevered discounted cash flow analysis resulted in a range of implied enterprise values of $419.7 million to $601.1 million of the REIT business of Pro Forma modiv.

Fee Business Discounted Cash Flow Analysis. UBS also performed an unlevered discounted cash flow analysis of the fee business of Pro Forma modiv. UBS calculated a range of (1) implied present values (as of August 31, 2019) of the unlevered free cash flows that the fee business of Pro Forma modiv was forecasted to generate from September 1, 2019 through fiscal year 2023 and (2) terminal values for such business. Implied terminal values were derived by applying to the fee business’s 2024 Adjusted EBITDA a range of forward EBITDA multiples of 11.0x to 14.0x. UBS selected the EBITDA multiples based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 12.50% to 14.50%, based on an estimated range of the fee business’s weighted average cost of capital estimated by UBS. The unlevered discounted cash flow analysis resulted in a range of implied enterprise values of $16.2 million to $21.5 million of the fee business of Pro Forma modiv.

Combined Discounted Cash Flow Analysis. UBS combined the calculated enterprise value ranges of the REIT segment and the fee business of Pro Forma modiv to calculate a range of per share equity values of Pro Forma modiv. The analysis resulted in a range of implied equity values per share of $8.62 to $15.00 of Pro Forma modiv (reflecting payment of the earn-out), as compared to the range of implied equity values of $5.95 to

$10.07 per share of NNN REIT that resulted from the NNN REIT standalone discounted cash flow analysis. Based on the foregoing, UBS noted that the Pro Forma modiv range of implied equity values was 44.8% to 48.9% higher than the range of implied equity values for NNN REIT on a standalone basis.

Other Factors

In rendering its opinion, UBS also reviewed, for informational purposes, certain other factors, including the potential pro forma effect of the transaction on NNN REIT’s fiscal years 2020 - 2023 estimated FFO per share and estimated AFFO per share, each including the effects of assumed acquisitions and assuming disposition and subordinated participation fees to the manager are waived, which indicated that the transactions could be approximately 7.6% dilutive to estimated FFO in fiscal year 2020 and 3.8%, 13.0% and 20.9% accretive to estimated FFO in fiscal years 2021, 2022 and 2023, respectively, and approximately 7.5% dilutive to AFFO in fiscal year 2020 and 3.8%, 11.5% and 17.5% accretive to AFFO in fiscal years 2021, 2022 and 2023, respectively. Estimated financial data for NNN REIT was based on financial forecasts and estimates prepared by the NNN REIT Managers, estimated financial data for REIT I was based on financial forecasts and estimates prepared by the REIT I Managers, estimated financial data for BrixInvest was based on financial forecasts and estimates prepared by BrixInvest management, estimates relating to certain synergies were prepared by the NNN REIT Managers, estimates of certain transaction costs relating to the pro forma combined company were prepared by the NNN REIT Managers. Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, the NNN REIT special committee and NNN REIT have agreed to pay UBS an aggregate fee of approximately $1.75 million for its financial advisory services in connection with the transactions, $1.0 million of which was payable in connection with the delivery of UBS’ opinion and the remainder of which is contingent upon closing of either of the transactions. UBS may also receive a discretionary fee of up to $500,000 in connection with the transactions. In addition, NNN REIT agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In addition, UBS in the future may provide, investment banking services to NNN REIT, REIT I or BrixInvest or their respective affiliates and their related entities unrelated to the transactions. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of NNN REIT, REIT I and BrixInvest and, accordingly, may at any time hold a long or short position in such securities.

The NNN REIT special committee selected UBS as its financial advisor in connection with the transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Unaudited Prospective Financial Information of NNN REIT without the Merger and the Self-Management Transaction

NNN REIT does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the NNN REIT special committee’s consideration of the Merger, NNN REIT’s management prepared certain non-public unaudited prospective financial information regarding NNN REIT’s anticipated future performance on a stand-alone basis for fiscal years 2019 through 2024 (the “NNN REIT financial projections”), which are summarized below. The NNN REIT financial projections were provided, in whole or in part, to the NNN REIT special committee and to UBS for UBS’s use and reliance in connection with its financial analyses and opinion and to the REIT I special committee and to SunTrust Robinson Humphrey for SunTrust Robinson Humphrey’s use and reliance in connection with its financial analyses and opinion.

The NNN REIT financial projections are summarized in this Joint Proxy Statement and Prospectus solely to give NNN REIT stockholders and REIT I shareholders access to information that was made available to the

NNN REIT special committee and the REIT I special committee in connection with their respective evaluations of the Merger and to UBS and SunTrust Robinson Humphrey for their use and reliance in connection with their respective financial analyses and opinions, and are not included in this Joint Proxy Statement and Prospectus in order to influence any NNN REIT stockholder to make any investment or voting decision with respect to the Merger.

The NNN REIT financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the NNN REIT financial projections in this Joint Proxy Statement and Prospectus should not be regarded as an indication that NNN REIT, REIT I or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The NNN REIT financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither NNN REIT’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the NNN REIT financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firms of NNN REIT with respect to NNN REIT's audited consolidated financial statements for the year ended December 31, 2018, which are attached as Appendix I, relates to NNN REIT’s historical financial statements. It does not extend to the NNN REIT financial projections and should not be read to do so.

Furthermore, the NNN REIT financial projections do not necessarily reflect NNN REIT’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the NNN REIT financial projections set forth below do not give effect to the Merger nor do they take into account the effect of any failure of the Merger to occur.

Although the NNN REIT financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The NNN REIT financial projections were based on assumptions and estimates that NNN REIT’s management believed were reasonable at the time the NNN REIT financial projections were prepared, taking into account relevant information available to NNN REIT’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 38 and 60 respectively. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of NNN REIT and will be beyond the control of the Combined Company. As a result, neither NNN REIT, REIT I nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the NNN REIT financial projections, and neither NNN REIT nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the NNN REIT financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the NNN REIT financial projections herein should not be deemed an admission or representation by NNN REIT or REIT I that such financial projections are viewed by NNN REIT or REIT I as material information of NNN REIT. The NNN REIT financial projections should be evaluated in conjunction with NNN REIT’s reported financial results and the risk factors with respect to the business of NNN REIT. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 60 and the consolidated financial statements of NNN REIT included in Appendix I to this Joint Proxy Statement and Prospectus.

The following summarizes the NNN REIT financial projections (in millions):

	2019	2020	2021	2022	2023	2024
Revenues	$24.1	$28.9	$35.2	$41.3	$47.5	$53.7
Net Operating Income	19.7	23.7	28.9	33.9	38.9	44.0
Funds From Operations	8.1	11.5	14.1	16.7	19.6	22.3
Adjusted Funds from Operations	8.3	10.7	13.6	16.6	19.8	22.9

Certain Unaudited Prospective Financial Information of the Combined Company after the Merger and the Self-Management Transaction

NNN REIT does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the NNN REIT special committee’s consideration of the Merger, NNN REIT’s advisor prepared certain non-public unaudited prospective financial information regarding the Combined Company’s anticipated future performance on a stand-alone basis for fiscal years 2019 through 2024 (the “Combined Company financial projections”), which are summarized below. The Combined Company financial projections were provided, in whole or in part, to the NNN REIT special committee and to UBS for UBS’s use and reliance in connection with its financial analyses and opinion and to the REIT I special committee and to SunTrust Robinson Humphrey for SunTrust Robinson Humphrey’s use and reliance in connection with its financial analyses and opinion.

The Combined Company financial projections are summarized in this Joint Proxy Statement and Prospectus solely to give NNN REIT stockholders and REIT I shareholders access to information that was made available to the NNN REIT special committee and the REIT I special committee in connection with their respective evaluations of the Merger and to UBS and SunTrust Robinson Humphrey for their use and reliance in connection with their respective financial analyses and opinions, and are not included in this Joint Proxy Statement and Prospectus in order to influence any NNN REIT stockholder or REIT I shareholder to make any investment or voting decision with respect to the Merger.

The Combined Company financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the Combined Company financial projections in this Joint Proxy Statement and Prospectus should not be regarded as an indication that NNN REIT, REIT I or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The Combined Company financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither NNN REIT’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the Combined Company financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the Combined Company financial projections do not necessarily reflect NNN REIT’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared.

Although the Combined Company financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The Combined Company financial projections were based on assumptions and estimates that NNN REIT’s advisor believed were reasonable at the time the Combined Company financial projections were prepared, taking into account relevant information available to NNN REIT’s advisor at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 38 and 60 respectively. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of NNN REIT and will be beyond the control of the Combined Company. As a result, neither NNN REIT, REIT I nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the Combined Company financial projections, and neither NNN REIT, REIT I nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the Combined Company financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the Combined Company financial projections herein should not be deemed an admission or representation by NNN REIT or REIT I that such financial projections are viewed by NNN REIT or REIT I as material information of the Combined Company. The Combined Company financial projections should be evaluated in conjunction with NNN REIT’s and REIT I’s reported financial results and the risk factors with respect to the business of NNN REIT and REIT I. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 60 and the consolidated financial statements of NNN REIT and REIT I included in Appendix I and Appendix II, respectively, to this Joint Proxy Statement and Prospectus.

The following summarizes the Combined Company financial projections (in millions):

	2019	2020	2021	2022	2023	2024
Revenues	$39.1	$45.9	$63.0	$87.2	117.3	$153.2
EBITDA	22.8	29.0	43.0	62.6	87.3	116.6
Funds from Operations	12.6	18.0	27.5	40.3	57.2	76.8
Adjusted Funds from Operations	12.3	16.9	26.4	39.4	56.3	75.8

Opinion of REIT I Special Committee’s Financial Advisor

On September 19, 2019, SunTrust Robinson Humphrey rendered its oral opinion to the REIT I special committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated September 19, 2019) as to, as of September 19, 2019, the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction.

SunTrust Robinson Humphrey’s opinion was directed to the REIT I special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of REIT I common shares other than the Excluded Holders of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement after giving effect to the Self-Management Transaction and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of SunTrust Robinson Humphrey’s opinion in this Joint Proxy Statement and Prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this Joint Proxy Statement and Prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this Joint Proxy Statement and Prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the REIT I special committee, the REIT I Board or any security holder of REIT I should act or vote with respect to any matter relating to the Merger or otherwise.

For purposes of its analyses and opinion, SunTrust Robinson Humphrey at the REIT I special committee’s direction assumed that (i) the Self-Management Transaction would be consummated immediately following the Merger and therefore evaluated the Merger and the Self-Management Transaction as a single, unitary transaction, (ii) REIT I common shares and REIT I excess shares have equivalent value per share and no REIT I excess shares were outstanding, (iii) all of the shares of capital stock of NNN REIT have equivalent value per share, (iv) Class C OP Units and shares of capital stock of NNN REIT have equivalent value per security, (v) the Contributed Assets subject to the Assumed Liabilities constitute all of the assets, rights and properties necessary and sufficient to operate the business of BrixInvest with respect to REIT I and NNN REIT as contemplated by the Pro Forma NNN REIT Projections (as defined below) and to achieve the Earnout Estimates (as defined below) in the amounts and times indicated thereby, and (vi) NewCo will not assume or otherwise be responsible for any liabilities unrelated to the business of BrixInvest with respect to REIT I and NNN REIT as contemplated by the Pro Forma NNN REIT Projections. In addition, BrixInvest advised SunTrust Robinson Humphrey, and at the REIT I special committee’s direction SunTrust Robinson Humphrey assumed for purposes of its analyses and opinion that, in the absence of the Merger, REIT I would effect a complete and orderly liquidation (the “REIT I Liquidation”) of all of its assets, commencing in March 2020 and concluding in December 2021.

In connection with its opinion, SunTrust Robinson Humphrey conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, SunTrust Robinson Humphrey:

•	reviewed a draft, received by it on September 19, 2019, of the Merger Agreement; a draft, dated September 15, 2019, of the Contribution Agreement; and a draft, received by it on September 19, 2019, of the NNN REIT OP Agreement;
•	reviewed certain publicly available business and financial information relating to REIT I, NNN REIT and BrixInvest;
•	reviewed certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of REIT I, NNN REIT and BrixInvest made available to SunTrust Robinson Humphrey by the management of BrixInvest, including financial projections, asset level sales dates and transaction expense assumptions, prepared by or discussed with the management of BrixInvest relating to REIT I for the years ending December 31, 2019 through December 31, 2021 giving effect to the REIT I Liquidation (collectively, the “REIT I Liquidation Projections”) and financial projections (the “Pro Forma NNN REIT Projections”) prepared by the management of BrixInvest relating to NNN REIT for the years ending December 31, 2019 through December 31, 2024 after giving effect to the Merger and the Self-Management Transaction;
•	reviewed estimates (the “Earnout Estimates”) prepared by the management of BrixInvest with respect to the expected timing and amount of the Earnout Contribution Consideration;
•	reviewed the financial and operating performance of NNN REIT after giving effect to the Merger and the Self-Management Transaction as compared to that of companies with publicly traded equity securities that SunTrust Robinson Humphrey deemed relevant;
•	reviewed the publicly available financial terms of certain transactions that SunTrust Robinson Humphrey deemed relevant.
•	had discussions with certain members of the management of BrixInvest regarding the business, financial condition, results of operations and prospects of REIT I, NNN REIT, BrixInvest, the Merger and the Self-Management Transaction; and
•	undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

SunTrust Robinson Humphrey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. SunTrust Robinson Humphrey’s role in reviewing such data, material and other information was limited solely to performing such review as SunTrust Robinson Humphrey deemed necessary and appropriate to support its opinion and such review was not conducted on behalf of the REIT I special committee, the REIT I Board, REIT I or any other person. In addition, management of BrixInvest advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey assumed, that the REIT I Liquidation Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of REIT I and that the Pro Forma NNN REIT Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of NNN REIT after giving effect to the Merger and the Self-Management Transaction. SunTrust Robinson Humphrey also assumed, at the REIT I special committee’s direction, that the Earnout Contribution Consideration would be issued in the amounts and times indicated by the Earnout Consideration Estimates. At the REIT I special committee’s direction SunTrust Robinson Humphrey used and relied upon the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections and the Earnout Consideration Estimates for purposes of its analyses and opinion, and SunTrust Robinson Humphrey assumed that the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections and

the Earnout Consideration Estimates provided a reasonable basis on which to evaluate REIT I, the Merger and the Self-Management Transaction. SunTrust Robinson Humphrey expressed no view or opinion with respect to the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections, the Earnout Estimates or the respective assumptions on which they were based. SunTrust Robinson Humphrey further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of REIT I, NNN REIT or BrixInvest since the dates of the information, financial or otherwise, provided to SunTrust Robinson Humphrey and that there was no information or any facts that would make any of the information discussed with or reviewed by SunTrust Robinson Humphrey incomplete or misleading.

SunTrust Robinson Humphrey also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Transaction Documents were true and correct; (b) each party to the Transaction Documents would fully and timely perform all of the covenants and agreements required to be performed by such party under such agreements; (c) all conditions to the consummation of the Merger and the Self-Management Transaction would be satisfied without waiver thereof; (d) the Merger and the Self-Management Transaction would be consummated in accordance with the terms of the Transaction Documents without waiver, modification or amendment of any term, condition or agreement therein; and (e) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger and the Self-Management Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on REIT I, NNN REIT, BrixInvest or the expected benefits of the Merger and the Self-Management Transaction. SunTrust Robinson Humphrey also assumed, with the REIT I special committee’s agreement, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. SunTrust Robinson Humphrey also assumed that each of the Transaction Documents, when executed by the parties thereto, would conform to the respective draft thereof reviewed by SunTrust Robinson Humphrey in all respects material to its analyses and opinion.

Furthermore, in connection with its opinion, SunTrust Robinson Humphrey was not requested to, and did not, make any physical inspection or independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to REIT I, NNN REIT, BrixInvest or any other party. SunTrust Robinson Humphrey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to REIT I, NNN REIT, BrixInvest or any other party, or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to REIT I, NNN REIT, BrixInvest or any other party. SunTrust Robinson Humphrey did not express any opinion as to the outstanding litigation or investigations relating to REIT I, NNN REIT, BrixInvest, or any other claims, actions or proceedings related thereto or that had arisen or could arise from the facts or circumstances underlying such litigation or investigations (the “Current or Related Litigation”), as to which SunTrust Robinson Humphrey understood the REIT I special committee had conducted such diligence and other investigations, and had obtained such advice from qualified professionals, as it deemed necessary. At the REIT I special committee’s direction SunTrust Robinson Humphrey assumed for purposes of its analyses and opinion that the aggregate amount of losses, if any, that could be assessed against or agreed to by REIT I, NNN REIT or BrixInvest in connection with the Current or Related Litigation would not be material, and that the Current or Related Litigation would not otherwise have a material effect on SunTrust Robinson Humphreys’ analyses or opinion. SunTrust Robinson Humphrey did not express any opinion as to what the value of the NNN REIT Class C common stock or OP Units actually would be when issued in the Merger and the Contribution, respectively, or the price or range of prices at which REIT I common shares, REIT I excess shares, shares of NNN REIT capital stock or OP Units could be purchased or sold at any time.

SunTrust Robinson Humphrey was not requested to, and did not (a) advise the REIT I special committee, the REIT I Board, REIT I or any other party with respect to alternatives to the Merger and the Self-Management Transaction or (b) initiate or participate in any discussions or negotiations with or solicit any indications of interest from third parties with respect to REIT I, the Merger, the Self-Management Transaction or any alternatives to the Merger and the Self-Management Transaction, or (c) negotiate the terms of the Merger or the Self-Management Transaction. SunTrust Robinson Humphrey’s opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to SunTrust Robinson Humphrey as of, the date of the opinion. SunTrust Robinson Humphrey has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that otherwise comes to its attention after the date of the opinion.

SunTrust Robinson Humphrey’s opinion only addressed the fairness, from a financial point of view, to the holders of REIT I common shares, other than the Excluded Holders, of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Merger Agreement, after giving effect to the Self-Management Transaction, and did not address any other aspect or implication of the Merger, the Self-Management Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. SunTrust Robinson Humphrey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the REIT I special committee, the REIT I Board, REIT I or any other party to proceed with or effect the Merger or the Self-Management Transaction; (ii) the form, structure or any other portion or aspect of the Merger or the Self-Management Transaction; (iii) the fairness of the Merger Consideration to be received in the Merger without giving effect to the Self-Management Transaction; (iv) the fairness of the Contribution Consideration; (v) the fairness of any portion or aspect of the Merger or the Self-Management Transaction to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of REIT I common shares in the manner set forth herein); (vi) the relative merits of the Merger or the Self-Management Transaction as compared to any alternative business strategies that might exist for REIT I or any other party or the effect of any other transaction in which REIT I or any other party might engage; (vii) whether or not REIT I or any other party is receiving or paying reasonably equivalent value in the Merger or the Self-Management Transaction; (viii) the solvency, creditworthiness or fair value of REIT I, NNN REIT, BrixInvest or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger or the Self-Management Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, SunTrust Robinson Humphrey did not provide any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. It was assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources. Furthermore, SunTrust Robinson Humphrey relied, with the REIT I special committee’s consent, on the assessments by the REIT I special committee, the REIT I Board, REIT I and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Merger and the Self-Management Transaction.

In performing its analyses, SunTrust Robinson Humphrey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in SunTrust Robinson Humphrey’s analyses for comparative purposes is identical to REIT I, NNN REIT or BrixInvest. The implied valuation reference ranges indicated by SunTrust Robinson Humphrey’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond REIT I’s control and the control of SunTrust Robinson Humphrey. Much of the information used in, and accordingly the results of, SunTrust Robinson Humphrey’s analyses are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were provided to the REIT I special committee in connection with its evaluation of the proposed Merger and were among many factors considered by the REIT I special committee in evaluating the proposed Merger. Neither SunTrust Robinson Humphrey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the REIT I special committee with respect to the proposed Merger.

The following is a summary of the material financial analyses performed by SunTrust Robinson Humphrey in connection with its opinion rendered to the REIT I special committee on September 19, 2019. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SunTrust Robinson Humphrey’s analyses.

REIT I

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey performed a discounted cash flow analysis of REIT I, by calculating the estimated net present value of the projected levered cash flows of REIT I assuming the occurrence of the REIT I Liquidation based on the REIT I Liquidation Projections and asset-level sales prices based on SunTrust Robinson Humphrey’s review of publicly available transactions that it deemed relevant. SunTrust Robinson Humphrey applied discount rates ranging from 8.25% to 9.25% and asset-level capitalization rates. The discounted cash flow analysis indicated an implied value reference range per REIT I Common Share of $6.68 to $8.69.

NNN REIT

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey performed a discounted cash flow analysis of NNN REIT after giving effect to the Merger and the Self-Management Transaction by calculating the estimated net present value of the projected levered cash flows of NNN REIT after giving effect to the Merger and the Self-Management Transaction based on the Pro Forma NNN REIT Projections and the Earnout Estimates. SunTrust Robinson Humphrey applied discount rates ranging from 8.00% to 9.00% and perpetuity growth rates ranging from 1.00% to 2.00%. The discounted cash flow analysis of NNN REIT indicated an implied value reference range per share of NNN REIT common stock after giving effect to the Merger and the Self-Management Transaction of $6.67 to $8.87, as compared to the implied value reference range per REIT I Common Share of $6.68 to $8.69.

Selected Companies Analysis

SunTrust Robinson Humphrey considered certain financial data for NNN REIT after giving effect to the Merger and the Self-Management Transaction and selected companies with publicly traded equity securities SunTrust Robinson Humphrey deemed relevant.

Unless the context indicates otherwise (i) share prices for the selected companies listed below were based on the market price of the common stock of such companies as of September 16, 2019, (ii) the estimates of the future financial performance of NNN REIT after giving effect to the Merger and the Self-Management Transaction were based on the Pro Forma NNN REIT Projections, and (iii) estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies as of September 16, 2019.

The financial data reviewed included:

•	Implied Capitalization Rate;
•	Share price as a multiple of estimated funds from operations for the year ended December 31, 2020, or “2020E FFO”; and
•	Share price as a multiple of estimated adjusted funds from operations for the year ended December 31, 2020, or “2020E AFFO.”

The selected companies and mean and median financial data were:

•	W. P. Carey Inc.
•	VEREIT, Inc.
•	Gladstone Commercial Corporation
•	One Liberty Properties, Inc.
	Implied Capitalization Rate	Share Price / 2020E FFO	Share Price / 2020E AFFO
Mean	6.36%	15.9x	15.0x
Median	6.63%	15.3x	14.5x

Taking into account the results of the selected companies analysis, SunTrust Robinson Humphrey applied selected ranges of 6.75% to 7.75% to the estimated cash net operating income of NNN REIT for the next twelve months (excluding acquisitions), 14.0x to 16.0x to the estimated 2020E FFO of NNN REIT and 13.5x to 15.5x to the estimated 2020E AFFO of NNN REIT, in each case based on the Pro Forma NNN REIT Projections and the Earnout Estimates. The selected companies analysis of NNN REIT indicated implied value reference ranges per share of NNN REIT common stock after giving effect to the Merger and the Self-Management Transaction of $7.00 to $8.98 based on the estimated cash net operating income of NNN REIT for the next twelve months (excluding acquisitions), $7.32 to $8.36 based on the estimated 2020E FFO of NNN REIT and $5.67 to $6.51 based on the estimated 2020E AFFO of NNN REIT, in each case as compared to the implied value reference range per REIT I Common Share of $6.68 to $8.69.

Implied Present Value of Future Share Price

SunTrust Robinson Humphrey performed an analysis of the implied present value of the future value per share of NNN REIT common stock, after giving effect to the Merger and the Self-Management Transaction. For this analysis, SunTrust Robinson Humphrey considered certain financial data for NNN REIT after giving effect to the Merger and the Self-Management Transaction and selected companies with publicly traded equity securities SunTrust Robinson Humphrey deemed relevant.

Unless the context indicates otherwise (i) share prices for the selected companies listed below were based on the market price of the common stock of such companies as of September 16, 2019, (ii) the estimates of the future financial performance of NNN REIT after giving effect to the Merger and the Self-Management Transaction were based on the Pro Forma NNN REIT Projections, and (iii) estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies as of September 16, 2019.

The financial data reviewed included:

•	Share price as a multiple of estimated funds from operations for the next twelve months, or “NTM FFO”; and
•	Share price as a multiple of estimated adjusted funds from operations for the next twelve months, or “NTM AFFO.”

The selected companies and mean and median financial data were:

•	W. P. Carey Inc.
•	VEREIT, Inc.
•	Gladstone Commercial Corporation
•	One Liberty Properties, Inc.
	Share Price / NTM FFO	Share Price / NTM AFFO
Mean	16.9x	15.0x
Median	16.9x	14.5x

Taking into account its review of such financial data for the selected companies, SunTrust Robinson Humphrey calculated implied future equity values per share of NNN REIT common stock after giving effect to the Merger and the Self-Management Transaction as of January 1, 2024, by applying (i) selected multiple of share price to estimated FFO for the next twelve months ranging from 14.5x to 16.5x to NNN REIT’s estimated FFO for the year ending December 31, 2024 after giving effect to the Merger and the Self-Management Transaction, or “2024E FFO,” based on the Pro Forma NNN REIT Projections and the Earnout Estimates, (ii) selected multiples of share price to estimated AFFO for the next twelve months ranging from 14.0x to 16.0x to NNN REIT’s estimated AFFO for the year ending December 31, 2024 after giving effect to the Merger and the Self-Management Transaction, or “2024E AFFO,” based on the Pro Forma NNN REIT Projections and the Earnout Estimates, and (iii) in each case, a discount rate of 8.63%. This analysis of NNN REIT indicated implied value reference ranges per share of NNN REIT common stock after giving effect to the Merger and the Self-Management Transaction of $7.14 to $8.12 based on estimated 2024E FFO and $6.01 to $6.87 based on estimated 2024E AFFO, in each case as compared to the implied value reference range per REIT I Common Share of $6.68 to $8.69.

Other Matters

SunTrust Robinson Humphrey was retained by the REIT I special committee as its financial advisor based on SunTrust Robinson Humphrey’s experience and reputation and SunTrust Robinson Humphrey’s knowledge of REIT I and its industry. SunTrust Robinson Humphrey became entitled to a fee of $500,000, upon the rendering of its opinion to the REIT I special committee. In addition, REIT I has agreed to reimburse certain expenses incurred by SunTrust Robinson Humphrey in connection with its engagement and to indemnify SunTrust Robinson Humphrey and certain related parties for certain liabilities arising out of its engagement.

As the REIT I special committee was aware, in February of 2019, prior to its engagement by REIT I on behalf of the REIT I special committee, SunTrust Robinson Humphrey held certain discussions with the NNN REIT special committee regarding its potential engagement by NNN REIT as a financial advisor to the NNN REIT special committee in connection with a potential transaction involving REIT I, NNN REIT and BrixInvest. SunTrust Robinson Humphrey and its affiliates may in the future provide investment banking and other financial services to REIT I, NNN REIT, BrixInvest and/or certain of their respective affiliates for which SunTrust Robinson Humphrey and its affiliates would expect to receive compensation. SunTrust Robinson Humphrey is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, SunTrust Robinson Humphrey and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of REIT I, NNN REIT, BrixInvest and/or certain of their respective affiliates and any other company that may be involved in the Merger or the Self-Management Transaction, as well as provide investment banking and other financial services to such companies. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with REIT I, NNN REIT, BrixInvest and their respective affiliates. The issuance of SunTrust Robinson Humphrey’s opinion was approved by an internal committee of SunTrust Robinson Humphrey authorized to approve opinions of such nature.

Certain Unaudited Prospective Financial Information of REIT I without the Merger and the Self-Management Transaction Giving Effect to the REIT I Liquidation

REIT I does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the REIT I special committee’s consideration of the Merger, REIT I’s advisor prepared certain non-public unaudited prospective financial information regarding REIT I’s anticipated future performance on a stand-alone basis for fiscal years 2019 through 2024 (the “REIT I standalone liquidation projections”), which reflect an orderly liquidation in the event the Merger and the Self-Management Transaction are not completed and are summarized below. The REIT I financial projections were provided to the REIT I Special Committee and to SunTrust Robinson Humphrey for SunTrust Robinson Humphrey's use and reliance in connection with its financial analyses and opinion.

The REIT I standalone liquidation projections are summarized in this Joint Proxy Statement and Prospectus solely to give REIT I shareholders and NNN REIT stockholders access to information that was made available to the REIT I special committee in connection with its evaluation of the Merger and to SunTrust Robinson Humphrey for its use and reliance in connection with its financial analyses and opinion, and are not included in this Joint Proxy Statement and Prospectus in order to influence any REIT I shareholder or NNN REIT stockholder to make any investment or voting decision with respect to the Merger.

The REIT I standalone liquidation projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the REIT I standalone liquidation projections in this Joint Proxy Statement and Prospectus should not be regarded as an indication that REIT I, NNN REIT or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The REIT I standalone liquidation projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither REIT I’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the REIT I financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of REIT I with respect to REIT I’s audited consolidated financial statements for the year ended December 31, 2018, which are attached as Appendix II, relates to REIT I’s historical financial statements. It does not extend to the REIT I standalone liquidation projections and should not be read to do so.

Furthermore, the REIT I standalone liquidation projections do not necessarily reflect REIT I’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the REIT I standalone liquidation projections set forth below do not give effect to the Merger nor do they take into account the effect of any failure of the Merger to occur.

Although the REIT I standalone liquidation projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The REIT I standalone liquidation projections were based on assumptions and estimates that REIT I’s management believed were reasonable at the time the REIT I standalone liquidation projections were prepared, taking into account relevant information available to REIT I’s advisor at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 38 and 60 respectively. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of REIT I and will be beyond the control of the Combined Company. As a result, neither REIT I, NNN REIT nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the REIT I standalone liquidation projections, and neither REIT I nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the REIT I standalone liquidation projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the REIT I standalone liquidation projections herein should not be deemed an admission or representation by REIT I or NNN REIT that such financial projections are viewed by REIT I or NNN REIT as material information of REIT I. The REIT I standalone liquidation projections should be evaluated in conjunction with REIT I’s reported financial results and the risk factors with respect to the business of REIT I. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 60 and REIT I’s consolidated financial statements included in Appendix II to this Joint Proxy Statement and Prospectus.

The following summarizes the REIT I standalone liquidation projections (in millions):

	2019	2020	2021	2022	2023	2024
Revenues	$13.2	$11.7	$6.1	—	—	—
Net Operating Income	9.9	8.6	4.2	—	—	—
Funds from Operations	5.7	5.1	2.2	—	—	—
Adjusted Funds from Operations	5.4	4.9	2.3	—	—	—
Net Sale Proceeds	—	27.2	48.2	—	—	—

Certain Unaudited Prospective Financial Information of REIT I without the Merger and the Self-Management Transaction

REIT I does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the NNN REIT special committee’s consideration of the Merger, REIT I’s advisor prepared certain non-public unaudited prospective financial information regarding REIT I’s anticipated future performance on a stand-alone basis for fiscal years 2019 through 2024 (the “REIT I standalone financial projections”), which are summarized below. The REIT I standalone financial projections were provided, in whole or in part, to the NNN REIT special committee and to UBS for UBS’s use and reliance in connection with its financial analyses and opinion and to the REIT I special committee and to SunTrust Robinson Humphrey for SunTrust Robinson Humphrey’s use and reliance in connection with its financial analyses and opinion.

The REIT I standalone financial projections are summarized in this Joint Proxy Statement and Prospectus solely to give NNN REIT stockholders and REIT I shareholders access to information that was made available to the NNN REIT special committee and the REIT I special committee in connection with their respective evaluations of the Merger and to UBS and SunTrust Robinson Humphrey for their use and reliance in connection with their respective financial analyses and opinions, and are not included in this Joint Proxy Statement and Prospectus in order to influence any REIT I shareholder to make any investment or voting decision with respect to the Merger.

The REIT I standalone financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the REIT I standalone financial projections in this Joint Proxy Statement and Prospectus should not be regarded as an indication that REIT I, NNN REIT or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The REIT I standalone financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither REIT I’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the NNN REIT financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of REIT I with respect to REIT I’s audited consolidated financial statements for the year ended December 31, 2018, which are attached as Appendix II, relates to REIT I’s historical financial statements. It does not extend to the REIT I standalone financial projections and should not be read to do so.

Furthermore, the REIT I standalone financial projections do not necessarily reflect REIT I’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the REIT I standalone financial projections set forth below do not give effect to the Merger nor do they take into account the effect of any failure of the Merger to occur.

Although the REIT I standalone financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The REIT I standalone financial projections were based on assumptions and estimates that REIT I’s management believed were reasonable at the time the REIT I standalone financial projections were prepared, taking into account relevant information available to REIT I’s advisor at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 38 and 60 respectively. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of REIT I and will be beyond the control of the Combined Company. As a result, neither REIT I, NNN REIT nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the REIT I standalone financial projections, and neither REIT I nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the REIT I standalone financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the REIT I standalone financial projections herein should not be deemed an admission or representation by REIT I or NNN REIT that such financial projections are viewed by REIT I or NNN REIT as material information of REIT I. The REIT I standalone financial projections should be evaluated in conjunction with REIT I’s reported financial results and the risk factors with respect to the business of REIT I. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 60 and REIT I’s consolidated financial statements included in Appendix II to this Joint Proxy Statement and Prospectus.

The following summarizes the REIT I standalone financial projections (in millions):

	2019	2020	2021	2022	2023	2024
Revenues	$13.2	$13.3	$13.2	$13.2	$13.1	$13.2
Net Operating Income	10.8	10.8	10.7	10.6	10.5	10.6
Funds from Operations	5.8	5.9	5.8	5.7	5.8	5.9
Adjusted Funds from Operations	5.3	5.7	5.9	6.1	6.3	6.4

Interests of NNN REIT’s Executive Officers and Directors in the Merger

None of NNN REIT’s executive officers or directors is party to an arrangement with NNN REIT, or participates in any NNN REIT plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the Merger. Furthermore, there are no agreements or understandings between any of NNN REIT’s executive officers and NNN REIT or REIT I concerning any type of compensation that is based on or otherwise relates to the Merger that would be required to be disclosed pursuant to Item 402(t) of Regulation S-K. While not related to or based on the Merger, the restricted units in BrixInvest held by Messrs. Halfacre and Pacini, NNN REIT’s chief executive officer and chief financial officer, respectively, will be, by their terms, entitled to accelerated vesting as a result of the completion of the Self-Management Transaction. However, Messrs. Halfacre and Pacini and BrixInvest have agreed that, conditioned upon closing of the Self-Management Transaction, Messrs. Halfacre and Pacini will waive any acceleration and forfeit any vested and unvested restricted units in exchange for newly granted restricted units of NNN REIT OP with the same or similar terms as the Class M OP Units, except that such interests will only represent a profits interest in NNN REIT OP. The restricted units to be granted shall be restricted until the earlier of (i) the four-year anniversary of the Self-Management Transaction or (ii) involuntary termination of such employee’s employment without cause (as such term shall be defined in the restricted unit award agreements). See “Self-Management Transaction” beginning on page 229 for additional information about the Self-Management Transaction.

As of September 30, 2019, Mr. Wirta, chairman of the NNN REIT Board and the REIT I Board and Jeff Randolph, an independent director of NNN REIT and a former independent trust manager of REIT I, beneficially owned 18,864 and 10,827 common shares, respectively, of REIT I. Upon the consummation of the Merger, he will receive a number of shares of NNN REIT common stock consistent with the Exchange Ratio.

Interests of REIT I Executive Officers and Trust Managers in the Merger

None of REIT I’s executive officers or directors is party to an arrangement with REIT I, or participates in any REIT I plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the Merger. Furthermore, there are no agreements or understandings between any of REIT I’s executive officers and REIT I or NNN REIT concerning any type of compensation that is based on or otherwise relates to the Merger that would be required to be disclosed pursuant to Item 402(t) of Regulation S-K.

As of September 30, 2019, Messrs. Desai, Feinleib and Platt, independent directors of REIT I, and Mr. Wirta, chairman of the NNN REIT Board and the REIT I Board, beneficially owned 9,661, 10,168, 24,780, and 18,864 common shares of REIT I, respectively. Upon the consummation of the Merger, they will each receive a number of shares of NNN REIT common stock consistent with the Exchange Ratio.

Directors and Executive Officers of the Combined Company

The NNN REIT Board immediately prior to the effective time of the Merger will continue to serve as the board of directors of the Combined Company until the next annual meeting of the stockholders of the Combined Company (and until their successors qualify and are duly elected).

The executive officers of NNN REIT immediately prior to the effective time of the Merger will continue to serve as the executive officers of the Combined Company. The following is a list of the executive officers and directors of the Combined Company. For the backgrounds and biographical information about each of these officers and directors, see the “The Companies – RW Holdings NNN REIT, Inc. – Management-Executive Officers and Directors” section of this Joint Proxy Statement and Prospectus.

Name	Age*	Position(s)
Aaron S. Halfacre	47	Chief Executive Officer, President and Director
Raymond E. Wirta	75	Chairman of the Board of Directors
Raymond J. Pacini	64	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Adam S. Markman	55	Independent Director
Curtis B. McWilliams	64	Independent Director
Thomas H. Nolan, Jr.	62	Independent Director
Jeffrey Randolph	63	Independent Director
Joe F. Hanauer	82	Director Nominee
*	As of October 7, 2019.

Regulatory Approvals in Connection with the Merger

The Merger may implicate certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Additionally, the Merger may require certain regulatory approvals with respect to the licensing of certain facilities. NNN REIT and REIT I are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Merger. It is possible, however, that one or more of the regulatory approvals required to complete the Merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the Merger. Under the Merger Agreement, NNN REIT and REIT I have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement.

NNN REIT and REIT I can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to NNN REIT after the effective time of the Merger. NNN REIT and REIT I have not yet obtained any of the regulatory approvals required to complete the Merger.

Accounting Treatment

The Merger is expected to be treated as an asset acquisition in accordance with FASB ASC 805 with NNN REIT treated as the accounting acquirer. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of REIT I as of the effective time of the Merger will be recorded at their respective fair values and added to those of NNN REIT. Transaction costs incurred by NNN REIT will be capitalized and transaction costs incurred by REIT I will be expensed in the periods in which the costs are incurred and services are received. Consolidated financial statements of the Combined Company issued after the consummation of the Merger will reflect such fair values, but will not be restated retroactively to reflect the historical consolidated financial position or results of operations of NNN REIT.

Deregistration of REIT I Common Shares

If the Merger is completed, REIT I common shares will be deregistered under the Exchange Act, and REIT I will no longer file periodic reports with the SEC.

THE MERGER AGREEMENT

This section of the Joint Proxy Statement and Prospectus describes the material provisions of the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement and Prospectus and incorporated by reference herein.

This summary may not contain all of the information about the Merger Agreement that is important to you. NNN REIT and REIT I urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any factual information about NNN REIT or REIT I. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information each of NNN REIT and REIT I filed with the SEC prior to the effective date of the Merger Agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the Merger Agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of NNN REIT and REIT I filed with the SEC and the other information in this Joint Proxy Statement and Prospectus. See “Where You Can Find More Information.”

NNN REIT and REIT I each acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific Merger Agreement disclosures of material information regarding material contractual provisions are required to make the statements in this Joint Proxy Statement and Prospectus not misleading.

Form, Effective Time, and Closing of the Merger

The Merger Agreement provides for the Merger of REIT I with and into Merger Sub upon the terms and subject to the conditions set forth in the Merger Agreement. Merger Sub will be the surviving entity of the Merger. The Merger will become effective at such time as the certificate of merger is accepted for record by the Delaware Secretary of State or on such other date and time agreed to by NNN REIT and REIT I and specified in the certificate of merger (not to exceed five business days from the date the certificate of merger is accepted for record by the Delaware Secretary of State).

The Merger Agreement provides that the closing of the Merger will take place at 10:00 a.m., Pacific time on the third business day following the date on which the last of the conditions to closing of the Merger described under “- Conditions to Completion of the Merger” have been satisfied or waived (other than the conditions that by their terms are required to be satisfied or waived at the closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed to by NNN REIT and REIT I.

Consideration to be Received in the Merger

Merger

If the Merger is completed, then at the effective time of the Merger, each issued and outstanding common share of REIT I and each share of beneficial interest of REIT I representing excess shares will be converted into the right to receive one share of NNN REIT Class C common stock (with fractional shares receiving a corresponding number of fractional shares of NNN REIT) (the “Merger Consideration”).

The cancellation and conversion of shares of REIT I will occur automatically at the effective time of the Merger. In accordance with the Merger Agreement, NNN REIT shall cause its transfer agent to record the issuance on the stock records of NNN REIT of the amount of NNN REIT common stock equal to the Merger Consideration which is issuable to each holder of common shares of REIT I (with fractional shares receiving a corresponding number of fractional shares of NNN REIT). Shares of NNN REIT common stock issued as Merger Consideration in exchange of shares of REIT I will be in uncertificated book-entry form.

From and after the effective time of the Merger, each share that previously represented shares of REIT I (with fractional shares receiving a corresponding number of fractional shares of NNN REIT) will only represent the right to receive the Merger Consideration into which those shares of REIT I (with fractional shares receiving a corresponding number of fractional shares of NNN REIT), as applicable, have been converted.

No Appraisal Rights

No dissenters’ or appraisal rights will be available to holders of REIT I common shares with respect to the Merger pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by NNN REIT and Merger Sub (“NNN REIT Parties”), on the one hand, and REIT I on the other hand. The representations and warranties were made by the parties as of the date of the Merger Agreement and do not survive the effective time of the Merger or any earlier termination of the Merger Agreement. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement, information each of NNN REIT and REIT I filed with the SEC prior to the date of the Merger Agreement, or the disclosure letters delivered to the other parties in connection therewith.

Representations and Warranties of REIT I

REIT I made representations and warranties in the Merger Agreement relating to, among other things:

•	trust organization, valid existence, organizational documents, good standing, qualification to do business, and subsidiaries;
•	capitalization;
•	due authorization, execution, delivery, and enforceability of the Merger Agreement;
•	board and special committee approvals;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings and financial statements;
•	internal accounting controls, compliance with the Sarbanes-Oxley Act, and the absence of improper payments;
•	no undisclosed liabilities;
•	absence of certain material changes to the conduct of REIT I’s business since December 31, 2018 or any “material adverse effect” (described below) to REIT I since December 31, 2018;
•	employee benefit plans;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real properties and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	receipt of the opinion of SunTrust Robinson Humphrey, REIT I’s financial advisor;
•	exemption of the Merger from anti-takeover statutes;

•	broker’s, finder’s, investment banker’s, or other similar fees;
•	information in this Joint Proxy Statement and Prospectus;
•	inapplicability of the 1940 Act;
•	related-party transactions; and
•	limitation on warranties and disclaimer of other representations and warranties.

Representations and Warranties of NNN REIT Parties

The NNN REIT Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	corporate organization, valid existence, organizational documents, good standing, qualification to do business, and subsidiaries;
•	capitalization;
•	due authorization, execution, delivery, and enforceability of the Merger Agreement;
•	board and special committee approvals;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	litigation;
•	ownership of Merger Sub;
•	information in the Form S-4 and this Joint Proxy Statement and Prospectus;
•	receipt of the opinion of UBS, the NNN REIT special committee’s financial advisor;
•	broker’s, finder’s, investment banker’s, or other similar fees; and
•	limitation on warranties and disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of the NNN REIT Parties and REIT I are qualified by a “material adverse effect” standard (that is, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition or occurrence that individually or in the aggregate, (a) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of NNN REIT and its subsidiaries, taken as a whole, or REIT I and its subsidiaries, taken as a whole, as applicable, or (b) would prevent or materially impair the ability of the NNN REIT Parties or REIT I to consummate the Merger before March 31, 2020, the outside date provided in the Merger Agreement.

However, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to clause (a) above:

(i)	any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which NNN REIT, REIT I or their respective subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates;
(ii)	changes in general economic conditions in the industries in which NNN REIT, REIT I or their respective subsidiaries operate;
(iii)	any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world;
(iv)	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date of the Merger Agreement;

(v)	the execution and delivery of the Merger Agreement, or the public announcement of the Merger or the other transactions contemplated by the Merger Agreement;
(vi)	the taking of any action expressly required by the Merger Agreement, or the taking of any action at the written request or with the prior written consent of NNN REIT or REIT I, respectively;
(vii)	earthquakes, hurricanes, floods or other natural disasters;
(viii)	changes in law or GAAP or the interpretation thereof; or
(ix)	any action made or initiated by any holder of REIT I shares or NNN REIT common stock, including any derivative claims, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, except which, in the case of each of clauses (i), (ii), (iii), (iv), (vii) and (viii) above do not disproportionately affect NNN REIT and its subsidiaries, taken as a whole, or REIT I and its subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial office or industrial REIT industry in the United States.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligation of each of the NNN REIT Parties and REIT I to complete the Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated;
•	approval of the Merger pursuant to the Merger Agreement by the REIT I shareholders;
•	the absence of any law or order or other legal restraint or prohibition, making illegal, enjoining, or otherwise restricting, preventing, or prohibiting the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and
•	the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Additional Closing Conditions for the Benefit of the NNN REIT Parties

The obligation of the NNN REIT Parties to complete the Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following additional conditions:

•	the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the Merger Agreement of certain fundamental representations and warranties made in the Merger Agreement by REIT I regarding certain aspects of its trust organization and the organization of its subsidiaries and their respective existence, good standing, qualification to do business, due authorization, execution, delivery and enforceability of the Merger Agreement and required approvals therefor;
•	the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the Merger Agreement of representations and warranties made in the Merger Agreement by REIT I regarding its capital structure;
•	the accuracy as of the date of the Merger Agreement and the effective time of the Merger of all other representations and warranties of REIT I contained in the Merger Agreement, except (a) representations and warranties made as of a specific date shall be true and correct only on such date, and (b) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on REIT I and its subsidiaries taken as a whole;

•	REIT I must have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the Merger;
•	since the date of the Merger Agreement, there shall not have been any event, circumstance, change, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on REIT I and its subsidiaries taken as a whole;
•	NNN REIT must have received a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of REIT I, certifying to the effect that the conditions described in the four preceding bullet points have been satisfied;
•	REIT I shall have received all required consents and approvals required pursuant to the Merger Agreement;
•	NNN REIT must have received the written opinion of Morris, Manning & Martin, dated as of the closing date, regarding NNN REIT’s qualification and taxation as a REIT under the Code commencing with NNN REIT’s taxable year that ended on December 31, 2016 and its actual method of operation will enable NNN REIT to meet the requirements for qualification and taxation as a REIT under the Code;
•	NNN REIT must have received the written opinion of Morris, Manning & Martin to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;
•	The Merger must have been approved by the a majority of the shares of NNN REIT present at the annual meeting, in person or by proxy;
•	NNN REIT must have received estoppel certificates from certain REIT I tenants; and
•	BrixInvest and the Staff shall have entered into a settlement agreement and any other documents of any kind required to be entered into in connection therewith in connection with the investigation by the SEC relating to, among other things, the advertising and sale of securities in connection with the NNN REIT Registered Offering and compliance with broker-dealer regulations, as described in the section entitled “The Companies – RW Holdings NNN REIT, Inc. – Legal Proceedings” and such settlement agreement and such other documents shall be in full force and effect, no default shall have occurred thereunder and all obligations thereunder shall have been fully and timely satisfied and all payment and performance obligations shall have been paid and performed as and when due.

Additional Closing Conditions for the Benefit of REIT I

The obligation of REIT I to complete the Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following additional conditions:

•	the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the Merger Agreement of certain fundamental representations and warranties made in the Merger Agreement by REIT I regarding certain aspects of its corporate organization and existence, good standing, qualification to do business, due authorization, execution, delivery and enforceability of the Merger Agreement and required approvals therefor;
•	the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the Merger of representations and warranties made in the Merger Agreement by REIT I regarding its capital structure;
•	the accuracy as of the date of the Merger Agreement and the effective time of the Merger of all other representations and warranties of the NNN REIT Parties contained in the Merger Agreement, except (a) representations and warranties made as of a specific date shall be true and correct only on such date, and (b) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on NNN REIT and its subsidiaries taken as a whole;
•	the NNN REIT Parties must have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the Merger;

•	since the date of the Merger Agreement, there shall not have been any event, circumstance, change, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on NNN REIT and its subsidiaries taken as a whole;
•	REIT I must have received a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of NNN REIT, certifying to the effect that the conditions described in the four preceding bullet points have been satisfied; and
•	the amendment to the REIT I Declaration of Trust shall have been approved.

Covenants and Agreements

Conduct of the Business of NNN REIT Pending the Merger

NNN REIT has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement. In general, except with the REIT I special committee’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or to the extent required by law, NNN REIT has agreed that it will not take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause NNN REIT to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be.

Conduct of the Business of REIT I Pending the Merger

REIT I has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement. In general, except with the NNN REIT special committee’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or to the extent required by law, REIT I has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use all reasonable efforts to (i) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, and (ii) maintain the status of REIT I as a REIT.

Without limiting the foregoing, REIT I has also agreed that, except with the NNN REIT special committee’s prior written approval (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or to the extent required by law, it will not, and it will not permit any of its subsidiaries to:

•	amend or propose to amend its charter or bylaws or equivalent organizational documents of a material subsidiary, or waive the stock ownership limit or create an excepted holder limit (as defined in REIT I’s charter);
•	adjust, split, combine, reclassify, or subdivide any shares of stock or other ownership interests of REIT I or its subsidiaries (other than wholly owned subsidiaries);
•	with limited exceptions (including the declaration and payment by REIT I of regular dividends in accordance with past practice at a quarterly rate not to exceed $0.1875 per share, the declaration and payment of dividends or other distributions to REIT I by any directly or indirectly wholly-owned REIT I subsidiary, and distributions by any REIT I subsidiary that is not wholly owned, directly or indirectly, by REIT I, in accordance with the requirements of the organizational documents of such REIT I subsidiary), declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of REIT I or any REIT I subsidiary or other equity securities or ownership interests in REIT I or any REIT I subsidiary or otherwise make any payment to its or their stockholders or other equityholders in their capacity as such;
•	redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of REIT I’s capital stock or other equity interests of REIT I or any REIT I subsidiary (other than redemptions of units of limited partnership in REIT I’s operating partnership pursuant to the REIT I’s operating partnership’s partnership agreement);

•	issue, sell, pledge, dispose, encumber or grant any shares of the capital stock of REIT I or any REIT I subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, capital stock, or other equity interests of REIT I or any REIT I subsidiary, except for issuances by a wholly owned subsidiary of REIT I to REIT I or another wholly owned subsidiary of REIT I;
•	acquire or agree to acquire (including by merger, consolidation, or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $100,000 in the aggregate), corporation, partnership, limited liability company, other business organization, or any division or material amount of assets thereof;
•	sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except sales, transfers or other dispositions of any property or assets in the ordinary course of business consistent with past practice;
•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities of REIT I or any REIT I subsidiary, with certain exceptions;
•	make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, with certain exceptions;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any REIT I material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a REIT I material contract), except as expressly permitted by the Merger Agreement;
•	make any payment, direct or indirect, of any liability of REIT I or any REIT I subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice or in connection with dispositions or refinancing of any indebtedness otherwise permitted by the Merger Agreement;
•	make any payment of any liability of REIT I or any REIT I subsidiary before it comes due in accordance with its terms, except in the ordinary course of business consistent with past practices or as otherwise permitted by the Merger Agreement;
•	waive, release, assign, settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against REIT I or any REIT I subsidiary (including relating to taxes other than property tax appeals or disputes) (1) exceeding $100,000 individually or $500,000 in the aggregate or the amounts reserved for such purposes in the most recent balance sheet provided to REIT I, (2) that involves injunctive relief or (3) that provides for the admission of material liability, and (B) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of REIT I common shares other than in accordance with the Merger Agreement;
•	(A) hire or terminate any officer or trust manager of REIT I or any subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of REIT I’s trust managers, (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or REIT I benefit plan other than in accordance with the Merger Agreement;
•	fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP (or any interpretation thereof) or in applicable law, or make any change with respect to accounting policies, unless required by GAAP or the SEC;
•	enter into any new line of business;
•	fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

•	take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) REIT I to fail to qualify as a REIT or (B) any REIT I subsidiary to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a REIT I subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be adverse to REIT I or to prevent or impair the ability of REIT I to consummate the Merger, except as permitted under the Merger Agreement;
•	form any new funds, joint ventures or non-traded REITs or other pooled investment vehicles;
•	make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, except, in each case, other than in accordance with the Merger Agreement;
•	make or commit to make any capital expenditures in excess of $200,000 per quarter in the aggregate;
•	amend or modify the compensation terms or any other obligations of REIT I contained in the engagement letters with the persons specified in the Merger Agreement, in a manner materially adverse to REIT I, any REIT I subsidiary, or NNN REIT or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement;
•	permit any liens or encumbrances other than those permitted by the Merger Agreement; or
•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Form S-4 and Joint Proxy Statement Prospectus

NNN REIT agreed to prepare and cause to be filed with the SEC the Form S-4 with respect to the NNN REIT common stock issuable in the Merger and the NNN REIT Proxy Statement with respect to the NNN REIT Stockholder Meeting, which will also include the REIT I Proxy Statement prepared by REIT I, as promptly as reasonably practicable. Each of NNN REIT and REIT I agreed to use its reasonable best efforts to: (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing; and (ii) keep the Form S-4 effective for so long as necessary to complete the Merger. NNN REIT has agreed to use its reasonable best efforts to: (i) ensure that the Form S-4 and the NNN REIT Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act or Securities Act; and (ii) mail or deliver this Joint Proxy Statement and Prospectus to its stockholders (as applicable) as promptly as practicable after the Form S-4 is declared effective. REIT I has agreed to use its reasonable best efforts to: (i) ensure that the REIT I Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act; and (ii) mail or deliver this Joint Proxy Statement and Prospectus to its shareholders (as applicable) as promptly as practicable after the Form S-4 is declared effective.

REIT I agreed to include in this Joint Proxy Statement and Prospectus, through the REIT I special committee and the REIT I Board, its recommendation to its shareholders that they approve the Merger pursuant to the Merger Agreement and solicit and use its reasonable best efforts to obtain the approval of the Merger pursuant to the Merger Agreement. NNN REIT agreed to include in this Joint Proxy Statement and Prospectus, through the NNN REIT special committee and the NNN REIT Board, its recommendation to its stockholders that they approve the Merger pursuant to the Merger Agreement and solicit and use its reasonable best efforts to obtain the approval of the Merger pursuant to the Merger Agreement.

Access to Information; Confidentiality

The Merger Agreement requires REIT I, on the one hand, and NNN REIT, on the other, to provide and to cause each of their respective subsidiaries to provide, with limited exceptions, to the other reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel, and records, and a copy of each report, schedule, registration statement and other document filed by it after the date of the Merger Agreement but before the earlier of (1) the effective date of the Merger, and (2) the date on which the Merger Agreement is terminated, pursuant to the requirements of federal or state securities laws (to the extent not publicly available) and all other information (financial or otherwise) concerning its business, properties, and personnel as such other party may reasonably request.

Each of NNN REIT and REIT I will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of their existing confidentiality agreements.

No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event

Except as described below, between the date of the Merger Agreement and the earlier to occur of (a) the Effective Time and (b) the date, if any, on which the Merger Agreement is terminated (the “Interim Period”), REIT I will, and will cause each of its subsidiaries and their respective representatives to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal (defined below), request that any such person and its representative promptly return or destroy all confidential information concerning REIT I or any of its subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such person or its representatives and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal, or (iii) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal.

Notwithstanding the restrictions set forth above, the Merger Agreement provides that, at any time on or after the date of the Merger Agreement and prior to obtaining the approval of the Merger by the REIT I shareholders, REIT I or any of its subsidiaries and their respective representatives may, in response to an unsolicited written Competing Proposal from any person or group that (a) the REIT I Board determines in good faith, after consultation with REIT I’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of the Merger Agreement and (b) the REIT I Board has determined in good faith, after consultation with REIT I’s outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with its directors’ duties under applicable California Law, (i) contact such person or group to clarify the terms and conditions thereof, (ii) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to REIT I and its subsidiaries to the person or group who has made such Competing Proposal; provided, that REIT I will concurrently provide to NNN REIT any non-public information concerning REIT I or any of its subsidiaries that is provided to any person or group given such access which was not previously provided to NNN REIT or its representatives, and (iii) engage in or otherwise participate in discussions or negotiations with the person or group making such Competing Proposal.

From and after the date of the Merger Agreement, REIT I must promptly (and in any event no later than 24 hours after receipt of any Competing Proposal or request for non-public information in connection therewith) (i) advise NNN REIT in writing of the receipt of such Competing Proposal and any request for confidential information in connection therewith, the materials terms of such Competing Proposal or request and the identity of the person or group making such Competing Proposal or request and (ii) keep NNN REIT promptly advised of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. REIT I agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits REIT I or its subsidiary from providing any information required to be provided to NNN REIT under the Merger Agreement.

Except as described below, the REIT I Board may not (i) (a) fail to recommend to the REIT I shareholders that they approve the Merger or fail to include the REIT I Board recommendation in this Joint Proxy Statement and Prospectus, (b) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify the REIT I Board recommendation, (c) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the Merger Agreement or (d) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the REIT I shareholders a Competing Proposal (each of the actions described in this clause (i) being referred to as a “REIT I Adverse Recommendation Change” or (ii) authorize, cause or permit REIT I or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an acceptable confidentiality agreement) (each, a “REIT I Acquisition Agreement”).

Notwithstanding anything to the contrary above, prior to the time the REIT I merger approval is obtained, the REIT I Board may make a REIT I Adverse Recommendation Change and/or terminate the Merger Agreement to enter into any REIT I acquisition agreement with respect to a Superior Proposal, if and only if, (i) REIT I receives a Competing Proposal that was not preceded by a material breach by REIT I of the non-solicitation provisions in the Merger Agreement and that is not withdrawn, and (ii) prior to taking such action, the REIT I Board shall have determined in good faith (a) after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of REIT I under applicable California law and (b) after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (i) REIT I has given NNN REIT at least five business days’ prior written notice of its intention to effect a REIT I Adverse Recommendation Change or terminate the Merger Agreement, which notice will specify in reasonable detail the basis for the REIT I Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include a copy of any proposal, agreement and all material documentation providing for such Superior Proposal; (ii) REIT I has negotiated, and will have caused its representatives to negotiate, in good faith with NNN REIT during such notice period, to the extent NNN REIT wishes to negotiate; (iii) following the end of such notice period, the REIT I Board has considered in good faith any proposed revisions to the Merger Agreement proposed by NNN REIT in writing, and has determined, after consultation with REIT I’s outside financial advisors and outside legal counsel, that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; and (iv) in the event of any change to the material terms of such Superior Proposal, REIT I shall, in each case, have delivered to NNN REIT an additional notice consistent with the notice described above and the notice period shall have recommenced. Unless the Merger Agreement has been terminated pursuant to the provisions discussed in this section, the REIT I Board shall submit the REIT I Merger Proposal to its shareholders even if the REIT I Board shall have effected a REIT I Adverse Recommendation Change, and the REIT I Board may not submit to the vote of its shareholders any Competing Proposal.

At any time prior to the time the REIT I merger approval is obtained, if the REIT I Board determines in good faith, after consultation with REIT I’s outside legal counsel, that the failure to do so would be inconsistent with the duties of the REIT I trust managers under applicable California law, the REIT I Board may make a REIT I Adverse Recommendation Change in response to a change in circumstances or development that materially affects the business, assets or operations of REIT I and its subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the REIT I Board prior to the execution of the Merger Agreement (other than the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof), which change in circumstances or development becomes known to the REIT I Board prior to the effective time of the Merger (a “REIT I Intervening Event”).

The Merger Agreement does not prohibit the REIT I Board from: (i) taking and disclosing to the REIT I shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable law or (ii) making any “stop, look and listen” communication to the REIT I shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the REIT I Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with their directors’ duties under applicable law; provided, that any disclosures (other than those made pursuant to clause (ii) above) that address the approval or recommendation by the REIT I Board of the Merger pursuant to the Merger Agreement and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the REIT I Board recommendation will be deemed to be a REIT I Adverse Recommendation Change.

Except as described below, during the Interim Period, NNN REIT will, and will cause each of its subsidiaries and their respective representatives to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal (defined below), request that any such person and its representative promptly return or destroy all confidential information concerning NNN REIT or any of its subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such person or its representatives and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal, or (iii) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal.

Notwithstanding the restrictions set forth above, the Merger Agreement provides that, at any time on or after the date of the Merger Agreement and prior to obtaining the approval of the Merger by the NNN REIT Stockholders, NNN REIT or any of its subsidiaries and their respective representatives may, in response to an unsolicited written Competing Proposal from any person or group that (a) the NNN REIT Board determines in good faith, after consultation with NNN REIT’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of the Merger Agreement and (b) the NNN REIT Board has determined in good faith, after consultation with NNN REIT’s outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with its directors’ duties under applicable Maryland Law, (i) contact such person or group to clarify the terms and conditions thereof, (ii) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to NNN REIT and its subsidiaries to the person or group who has made such Competing Proposal; provided, that NNN REIT will concurrently provide to REIT I any non-public information concerning NNN REIT or any of its subsidiaries that is provided to any person or group given such access which was not previously provided to REIT I or its representatives, and (iii) engage in or otherwise participate in discussions or negotiations with the person or group making such Competing Proposal.

From and after the date of the Merger Agreement, NNN REIT must promptly (and in any event no later than 24 hours after receipt of any Competing Proposal or request for non-public information in connection therewith) (i) advise REIT I in writing of the receipt of such Competing Proposal and any request for confidential information in connection therewith, the materials terms of such Competing Proposal or request and the identity of the person or group making such Competing Proposal or request and (ii) keep REIT I promptly advised of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. NNN REIT agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits NNN REIT or its subsidiaries from providing any information required to be provided to REIT I under the Merger Agreement.

Except as described below, the NNN REIT Board may not (i) (a) fail to recommend to the NNN REIT stockholders that they approve the Merger or fail to include the NNN REIT Board recommendation in this Joint Proxy Statement and Prospectus, (b) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify the NNN REIT Board recommendation, (c) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the Merger Agreement or (d) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the NNN REIT stockholders a Competing Proposal (each of the actions described in this clause (i) being referred to as a “NNN REIT Adverse Recommendation Change” or (ii) authorize, cause or permit NNN REIT or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an acceptable confidentiality agreement) (each, a “NNN REIT Acquisition Agreement”).

Notwithstanding anything to the contrary above, prior to the time the NNN REIT merger approval is obtained, the NNN REIT Board may make a NNN REIT Adverse Recommendation Change and/or terminate the Merger Agreement to enter into any NNN REIT acquisition agreement with respect to a Superior Proposal, if and only if, (i) NNN REIT receives a Competing Proposal that was not preceded by a material breach by NNN REIT of the non-solicitation provisions in the Merger Agreement and that is not withdrawn, and (ii) prior to taking such action, the NNN REIT Board shall have determined in good faith (a) after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of NNN REIT under applicable Maryland law and (b) after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (i) NNN REIT has given REIT I at least five business days’ prior written notice of its intention to effect a NNN REIT Adverse Recommendation Change or terminate the Merger Agreement, which notice will specify in reasonable detail the basis for the NNN REIT Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include a copy of any proposal, agreement and all material documentation providing for such Superior Proposal; (ii) NNN REIT has negotiated, and will have caused its representatives to negotiate, in good faith with REIT I during such notice period, to the extent REIT I wishes to negotiate; (iii) following the end of such notice period, the NNN REIT Board has considered in good faith any proposed revisions to the Merger Agreement proposed by REIT I in writing, and has determined, after consultation with NNN REIT’s outside financial advisors and outside legal counsel, that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; and (iv) in the event of any change to the material terms of such Superior Proposal, NNN REIT shall, in each case, have delivered to REIT I an additional notice consistent with the notice described above and the notice period shall have recommenced. Unless the Merger Agreement has been terminated pursuant to the provisions discussed in this section, the NNN REIT Board shall submit the NNN REIT Merger Proposal to its stockholders even if the NNN REIT Board shall have effected a NNN REIT Adverse Recommendation Change, and the NNN REIT Board may not submit to the vote of its stockholders any Competing Proposal.

At any time prior to the time the NNN REIT merger approval is obtained, if the NNN REIT Board determines in good faith, after consultation with NNN REIT’s outside legal counsel, that the failure to do so would be inconsistent with the duties of the NNN REIT directors under applicable Maryland law, the NNN REIT Board may make a NNN REIT Adverse Recommendation Change in response to a change in circumstances or development that materially affects the business, assets or operations of NNN REIT and its subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the NNN REIT Board prior to the execution of the Merger Agreement (other than the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof), which change in circumstances or development becomes known to the NNN REIT Board prior to the effective time of the Merger (a “NNN REIT Intervening Event”).

The Merger Agreement does not prohibit the NNN REIT Board from: (i) taking and disclosing to the NNN REIT stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable law or (ii) making any “stop, look and listen” communication to the NNN REIT stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the NNN REIT Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with their directors’ duties under applicable law; provided, that any disclosures (other than those made pursuant to clause (ii) above) that address the approval or recommendation by the NNN REIT Board of the Merger pursuant to the Merger Agreement and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the NNN REIT Board recommendation will be deemed to be a NNN REIT Adverse Recommendation Change.

“Competing Proposal” means, (A) with respect to REIT I, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving REIT I or any REIT I subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of REIT I or any of the REIT I Subsidiaries representing 20% or more of the consolidated assets of REIT I and the REIT I subsidiaries, taken as a whole, (3) issue, sale or other disposition by REIT I or any of the REIT I subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of REIT I common shares, (4) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of REIT I common shares, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to REIT I in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of REIT I common shares, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions and (B) with respect to NNN REIT, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving NNN REIT or any NNN REIT subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of NNN REIT or any of the NNN REIT Subsidiaries representing 20% or more of the consolidated assets of NNN REIT and the NNN REIT subsidiaries, taken as a whole, (3) issue, sale or other disposition by NNN REIT or any of the NNN REIT subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of NNN REIT common stock, (4) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of NNN REIT common stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to NNN REIT in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of NNN REIT common stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Competing Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among NNN REIT and one or more of the NNN REIT Subsidiaries or solely among the NNN REIT Subsidiaries.

“Superior Proposal” means, (A) with respect to REIT I, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to “20%” shall be replaced with “50%”) which the REIT I Board (based on the recommendation of the REIT I special committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by NNN REIT) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the REIT I shareholders (in their capacities as shareholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by NNN REIT)) and (B) with respect to NNN REIT, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to “20%” shall be replaced with “50%”) which the NNN REIT Board (based on the recommendation of the NNN REIT special committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and the Merger Agreement (as it may be proposed to be amended by REIT I) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of NNN REIT (in their capacities as stockholders) than the Merger and the other transactions contemplated by the Merger Agreement (as it may be proposed to be amended by REIT I)).

Consents and Approvals

Each of NNN REIT and REIT I has agreed to use their reasonable best efforts to take all actions necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the Merger pursuant to the Merger Agreement, including the taking of all actions necessary to satisfy each party’s conditions to closing, obtaining of all necessary consents and approvals from governmental entities or other persons necessary in connection with the consummation of the Merger pursuant to the Merger Agreement, making all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the Merger pursuant to the Merger Agreement, defending any legal proceedings challenging the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement; provided, that neither NNN REIT nor REIT I will have any obligation (a) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such company, any of its subsidiaries (including subsidiaries of NNN REIT after the closing date) or their affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such company, its subsidiaries (including subsidiaries of NNN REIT after the closing date) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

Each of NNN REIT and REIT I has agreed to give any notices to any person, and each of NNN REIT and REIT I will use its reasonable best efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. To the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the Merger and the other transactions contemplated by the Merger Agreement. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting with such governmental authority.

Estoppel Certificates

As practicable following the date of the Merger Agreement and during the Interim Period, REIT I has agreed to, and will cause the REIT I subsidiaries and their respective Affiliates to, use good faith, commercially reasonable efforts to obtain an estoppel certificate, duly executed by certain tenants, dated no more than thirty (30) days prior to the Merger closing date.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•	in the event of any communication received by such party from (i) any governmental authority in connection with the Merger, the Merger Agreement, or the transactions contemplated thereby, or (ii) any person alleging that the consent of such person is required in connection with the Merger, the Merger Agreement, or the transactions contemplated thereby;
•	if (i) any representation or warranty made by such party in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the Merger Agreement will not be satisfied by the outside closing date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the Merger Agreement. The failure to deliver any notices described above, in and of itself, will not result in the failure of, or otherwise affect, any of the conditions set forth in the Merger Agreement; and
•	of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of their subsidiaries, which relates to the Merger Agreement, the Merger, or the other transactions contemplated thereby. The parties have each agreed to give the other party the opportunity to reasonably participate in (but not control) the defense and settlement of any stockholder litigation against such party and/or its directors relating to the Merger Agreement and the transactions contemplated thereby.

Publicity

NNN REIT and REIT I have agreed, subject to certain exceptions, that they and their respective affiliates will receive consent (which consent shall not be unreasonably withheld, delayed or conditioned) from each other before issuing any press release or other announcement with respect to the Merger or the Merger Agreement. NNN REIT and REIT I have agreed upon the form of a joint press release announcing the Merger and the execution of the Merger Agreement, and shall make such joint press release no later than one business day following the date on which the Merger Agreement is signed.

Trust Managers’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the Merger, NNN REIT has agreed to provide exculpation, indemnification, and advancement of expenses and limitations on liability of certain covered indemnitees (generally, officers and trust managers of REIT I and officers, directors and managers of its subsidiaries) which is at least as favorable in scope and amount to such indemnitees as the exculpation, indemnification, and advancement of expenses provided in the governing documents of REIT I or such REIT I subsidiaries immediately prior to the effective time of the Merger.

Without limiting the foregoing, and without limiting any other or additional rights that any indemnitee has under any indemnification agreement or the governing documents of REIT I, or their respective subsidiaries, following the effective time of the Merger, NNN REIT has agreed to (i) indemnify, defend and hold harmless each indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, to the extent such claim arises out of, relates to or pertains to (A) any action or omission or alleged action or omission in such indemnitee’s capacity as a trust manager, director, manager, officer, partner, member, trustee, employee or agent of REIT I or its subsidiaries, or (B) the Merger Agreement or any of the transactions contemplated thereby, including the Merger; and (ii) pay in advance of the final disposition of any such claim, and advance to each indemnitee as now or hereafter in effect, certain expenses of any indemnitee without the requirement of any bond or other security, in each case to the fullest extent permitted by law, but subject to REIT I’s receipt of an undertaking by or on behalf of such indemnitee to repay such advanced amount if it shall ultimately be determined that such indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in the Merger Agreement, NNN REIT shall not be liable for any settlement, compromise or consent to entry of judgment effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). NNN REIT shall not settle, compromise or consent to the entry of any judgment in any actual or threatened claim in respect of which indemnification has been sought by an indemnitee pursuant to the foregoing unless such settlement, compromise or judgment includes an unconditional release of such indemnitee from all liability arising out of such claim, or such indemnitee otherwise consents thereto in writing.

Prior to the effective time of the Merger, NNN REIT shall obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by REIT I’s existing directors’ and officers’ liability insurance policies and existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the effective time of the Merger with respect to any claim related to any period of time at or prior to the effective time of the Merger from an equivalent insurance carrier with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under REIT I’s existing trust managers’ and officers’ liability insurance policies and with limits of liability that are no lower than the limits on REIT I’s existing policies. If REIT I or NNN REIT for any reason fails to obtain such “tail” insurance policies as of the effective time of the Merger, (i) NNN REIT shall continue to maintain in effect, for a period of at least six years from and after the effective time of the Merger, the trust managers’ and officers’ liability insurance policies in place as of the date of the Merger Agreement with REIT I’s current insurance carrier or an equivalent insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable in any material respect than the coverage provided under REIT I’s existing policies as of the date of the Merger Agreement, or (ii) NNN REIT shall provide, for a period of not less than six years after the effective time of the Merger, applicable directors’ and officers’ liability insurance coverage comparable to REIT I’s trust managers’ and officers’ liability insurance coverage in effect as of the date of the Merger Agreement that provides coverage for acts or omissions occurring at or prior to the effective time of the Merger from an equivalent insurance carrier, that is no less favorable in any material respect to REIT I’s existing trust managers’ and officers’ liability insurance policies as of the date of the Merger Agreement (which may be provided under REIT I’s trust managers’ and officers’ liability insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants related to:

•	NNN REIT and REIT I taking all actions necessary to cause its subsidiaries to perform their obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth therein; and
•	Restrictions on both NNN REIT and REIT I declaring a dividend to their respective stockholders and shareholders after the date of the Merger Agreement, except to the extent permitted under the Merger Agreement or made pursuant to certain sections of the Code.

Termination of the Merger Agreement

Termination by Mutual Agreement

The Merger Agreement may be terminated at any time prior to the Merger Effective Time (as defined in the Merger Agreement) by the mutual written consent of NNN REIT and REIT I.

Termination by Either NNN REIT or REIT I

The Merger Agreement may be terminated prior to the Merger Effective Time by either NNN REIT (with the prior approval of the NNN REIT special committee) or REIT I (with the prior approval of the REIT I special committee) if:

•	the Merger shall not have occurred on or before March 31, 2020 (the “Outside Date”), unless the failure of the terminating party (and in the case of NNN REIT, including the failure of Merger Sub) to perform or comply with any of its obligations, covenants or agreements under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;
•	any governmental authority of competent jurisdiction shall have issued an order permanently restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order shall have become final and non-appealable, unless the issuance of such final, non-appealable order was primarily due to the failure of the terminating party (and in the case of NNN REIT, including the failure of Merger Sub) to perform any of its obligations, covenants or agreements under the Merger Agreement;
•	the REIT I Shareholder Approvals (as defined in the Merger Agreement) or the NNN REIT Stockholder Approval (as defined the Merger Agreement) have not been obtained at the REIT I shareholders meeting and NNN REIT stockholders meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken, unless the failure to obtain the REIT I Shareholder Approvals and the NNN REIT Stockholder Approval was primarily due to the failure of the terminating party (and in the case of NNN, including the failure of Merger Sub) to perform any of its obligations, covenants or agreements under the Merger Agreement.

Termination by REIT I

The Merger Agreement may be terminated by REIT I (with the prior approval of the REIT I special committee) if:

•	NNN REIT or Merger Sub shall have breached any of its representations or warranties or failed to perform any obligation, covenant or agreement set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of NNN REIT’s ability to satisfy certain closing conditions, and (B) cannot be cured, or, if curable, has not been cured by NNN REIT or Merger Sub by the earlier of 20 days of receipt by NNN REIT of written notice of such breach or failure and two business days before the Outside Date; provided, however, that REIT I shall not have the right to terminate the Merger Agreement pursuant to the foregoing if REIT I’s breach has occurred and is continuing at the time REIT I delivers notice of its election to terminate the Merger Agreement;
•	REIT I has accepted a Superior Proposal (as defined in the Merger Agreement) at any time prior to receipt of the NNN REIT Stockholder Approval in accordance with the procedures described above in “ - Covenants and Agreements - No Solicitation and Change in Recommendation with Competing

Proposal or Intervening Event,” so long as the termination payment described in “ - Termination Fee and Expense Reimbursement” is made in full to NNN REIT concurrently with such termination, and in the event such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination will be null and void;

•	(A) the NNN REIT Board, or any committee thereof, shall have effected a NNN REIT Adverse Recommendation Change (as defined in the Merger Agreement), (B) the NNN REIT Board, or any committee thereof, shall have approved, adopted or publicly endorsed or recommended any Competing Proposal (as defined in the Merger Agreement), (C) a tender offer or exchange offer for any shares of NNN REIT common stock that constitutes a Competing Proposal (other than by REIT I or any of its affiliates) is commenced and the NNN REIT Board fails to recommend against acceptance of such tender offer or exchange offer by the NNN REIT stockholders and to publicly reaffirm the NNN REIT Board recommendation within 10 business days of being requested to do so by REIT I or (D) NNN REIT shall have materially violated any of its obligations described above in “ - Covenants and Agreements - No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event”; or
•	all of the conditions to both parties’ obligations have been and continue to be satisfied or waived, REIT I has delivered written notice to NNN REIT to the effect that all conditions of both parties’ obligations to close have been satisfied or waived and REIT I is prepared to consummate the closing, and NNN REIT fails to consummate the closing with three business days after delivery of such notice.

Termination by NNN REIT

The Merger Agreement may be terminated by NNN REIT (with the prior approval of the NNN REIT special committee) if:

•	REIT I shall have breached any of its representations or warranties or failed to perform any obligation, covenant or other agreement set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of REIT I’s ability to satisfy certain closing conditions, and (B) cannot be cured, or, if curable, has not been cured by REIT I by the earlier of 20 days of receipt by REIT I of written notice of such breach or failure and two business days before the Outside Date; provided, however, that NNN REIT shall not have the right to terminate the Merger Agreement pursuant to the foregoing if NNN REIT’s or Merger Sub’s breach has occurred and is continuing at the time NNN REIT delivers notice of its election to terminate the Merger Agreement;
•	NNN REIT has accepted a Superior Proposal at any time prior to receipt of the REIT I Shareholder Approvals and NNN REIT Stockholder Approval in accordance with the procedures described above in “ - Covenants and Agreements - No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event,” so long as the termination payment described in “ - Termination Fee and Expense Reimbursement” is made in full to REIT I concurrently with such termination, and in the event such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination will be null and void;
•	prior to the receipt of the REIT I Shareholder Approvals and NNN Stockholder Approval, (A) the REIT I Board, or any committee thereof, shall effected made a REIT I Adverse Recommendation Change, (B) the REIT I Board, or any committee thereof, shall have approved, adopted or publicly endorsed or recommended any Competing Proposal, (C) a tender offer or exchange offer for any shares of REIT I common shares that constitutes a Competing Proposal (other than by NNN REIT or any of its affiliates) is commenced and the REIT I Board fails to recommend against acceptance of such tender offer or exchange offer by the REIT I shareholders and to publicly reaffirm the REIT I Board recommendation within five business days of being requested to do so by NNN REIT, (D) the REIT I Board, or any committee thereof, fails to include the REIT I Board recommendation in the REIT I proxy statement or (E) REIT I shall have materially violated any of its obligations described above in “ - Covenants and Agreements - No Solicitation and Change in Recommendation with Competing Proposal or Intervening Event”; or
•	all of the conditions to both parties’ obligations to close have been satisfied or waived, NNN REIT has delivered written notice to REIT I to the effect that both parties’ obligations to close have been satisfied or waived and NNN REIT is prepared to consummate the closing, and REIT I fails to consummate the closing with three business days after delivery of such notice.

Termination Fee and Expense Reimbursement

REIT I has agreed to pay NNN REIT a termination payment in the amount of $2,540,000 (the “REIT I Termination Payment”) if the Merger Agreement is terminated by:

•	(i) (a) NNN REIT due to REIT I’s breach of REIT I’s representations or warranties or failure to perform any obligations, covenant or agreement as set forth in the Merger Agreement and a bona fide Competing Proposal has been publicly announced, disclosed or otherwise communicated to the REIT I Board, or (b) either NNN REIT or REIT I because the effective time of the Merger has not occurred before the Outside Date, (ii) prior to such termination REIT I received a Competing Proposal, which Competing Proposal was made, proposed or communicated to the REIT I shareholders and (iii) within 12 months of the termination, REIT I enters into a definitive agreement with respect to a Competing Proposal which Competing Proposal is later consummated, or a Competing Proposal is consummated; provided that the reference to “20%” in the definition of Competing Proposal above is deemed to be references to “50%”;
•	REIT I, if REIT I has accepted a Superior Proposal prior to the receipt of the NNN REIT Stockholder Approval and that was not the result of a material breach of the non-solicitation provisions of the Merger Agreement;
•	NNN REIT, if NNN REIT has accepted a Superior Proposal prior to the receipt of the REIT I Shareholder Approvals and the NNN REIT Stockholder Approval and that was not the result of a material breach of the non-solicitation provisions of the Merger Agreement;
•	NNN REIT under the conditions set forth in the fourth bullet under “ - Termination by NNN REIT above; or
•	REIT I if the Merger Effective Time shall not have occurred on or before the Outside Date and at the time of such termination REIT I would have been entitled to terminate the Merger Agreement pursuant to the fourth bullet under “ - Termination by NNN REIT” above.

NNN REIT has agreed to pay REIT I a termination payment in the amount of $2,540,000 (the “NNN REIT Termination Payment”), if the Merger Agreement is terminated by:

•	(i) (a) REIT I due to NNN REIT’s breach of NNN REIT’s representations or warranties or failure to perform any obligations, covenant or agreement as set forth in the Merger Agreement and a bona fide Competing Proposal has been publicly announced, disclosed or otherwise communicated to the NNN REIT Board or (b) either NNN REIT or REIT I because the effective time of the Merger has not occurred before the Outside Date, (ii) prior to such termination NNN REIT received a Competing Proposal, which Competing Proposal was made, proposed or communicated to the NNN REIT stockholders and (iii) within 12 months of the termination, NNN REIT enters into a definitive agreement with respect to a Competing Proposal which Competing Proposal is later consummated, or a Competing Proposal is consummated; provided that the reference to “20%” in the definition of Competing Proposal above is deemed to be references to “50%”;
•	NNN REIT, if NNN REIT has accepted a Superior Proposal prior to the receipt of the NNN REIT Stockholder Approval and REIT I Shareholder Approvals that was not the result of a material breach of the non-solicitation provisions of the Merger Agreement;
•	REIT I, if the NNN REIT Board, or any committee thereof, has effected a NNN REIT Adverse Recommendation Change or any of the other events set forth in the third bullet under “ - Termination by NNN REIT” above has occurred;
•	REIT I under the conditions set forth in the fourth bullet under “ - Termination by REIT I” above; or
•	NNN REIT because the Merger Effective Time shall not have occurred on or before the Outside Date and at the time of such termination REIT I would have been entitled to terminate the Merger Agreement pursuant to the fourth bullet under “ - Termination by REIT I” above.

REIT I has agreed to pay NNN REIT’s documented Expenses (as defined in the Merger Agreement) if the Merger Agreement is terminated by NNN REIT under the conditions set forth in the first bullet under “ - Termination by NNN REIT” above (other than as described in the first bullet in the first paragraph under “Termination Fee and Expense Reimbursement” above); provided, however, such payment shall not exceed $1,000,000.

NNN REIT has agreed to pay REIT I’s documented Expenses if the Merger Agreement is terminated by REIT I under the conditions set forth in the first bullet under “ - Termination by REIT I” above (other than as described in the first bullet in the second paragraph under “Termination Fee and Expense Reimbursement” above); provided, however, such payment shall not exceed $1,000,000.

Notwithstanding the foregoing, the parties have agreed that under no circumstance shall NNN REIT or REIT I be required to pay the termination fee or the expense amount, as applicable, on more than one occasion, and that neither NNN REIT nor REIT I shall be required to pay any amount in excess of the termination fee or the expense amount, as applicable, except in the case of such party’s fraud or willful breach of the Merger Agreement or as set forth in the Merger Agreement relating to lawsuits for collection of payments.

Miscellaneous Provisions

Payment of Expenses

Except as provided above in “Termination of the Merger Agreement,” all expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, and the Form S-4 filings fees, if any, as may be required to consummate the transactions contemplated by the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agree that irreparable harm would occur to the non-breaching party if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of a breach. It is accordingly agreed that, at any time prior to the termination of the Merger Agreement, the parties shall be entitled to an injunction or injunctions to prevent one or more breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity.

Amendment

The Merger Agreement may be amended by mutual written agreement of the parties by action taken or authorized by their respective boards, provided that, after the approval of the Merger pursuant to the Merger Agreement by the REIT I shareholders, no amendment will be permitted which changes the amount or form of the consideration to be delivered to the REIT I shareholders pursuant to the Merger Agreement or which by law requires further approval by the REIT I shareholders without obtaining such further approval.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland without giving effect to conflicts of laws principles thereof. Any and all disputes arising out of or relating to the Merger Agreement or the transactions contemplated thereby shall be heard and determined exclusively in a Maryland state or federal court exercising jurisdiction over the subject matter of such dispute(s). Each of the parties to the Merger Agreement irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to the Merger Agreement brought by a party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined only in such courts, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, and (v) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such dispute. Each of the parties to the Merger Agreement agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to the Merger Agreement irrevocably consents to service of process in the manner provided for notices set forth in the Merger Agreement. Nothing in the Merger Agreement will affect the rights of the parties to the Merger Agreement to serve process in any other manner permitted by law.

SELF-MANAGEMENT TRANSACTION

On September 19, 2019, NNN REIT and NNN REIT OP entered into a Contribution Agreement with BrixInvest and Daisho (the “Contribution Agreement”), pursuant to which Daisho will contribute to NNN REIT OP all of the membership interests in modiv and certain assets related to the business of BrixInvest, in exchange for 657,949.5 Class M OP Units of NNN REIT OP. As part of the Self-Management Transaction, NNN REIT will enter into a series of agreements and amendments to existing agreements as further described below.

BrixInvest is the parent company of Daisho, which is in turn, prior to the Self-Management Transaction, the parent company of modiv. Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to modiv and (ii) BrixInvest will spin off Daisho to the BrixInvest members. It is anticipated that the closing of the Self-Management Transaction will occur after the closing of the Merger; however the closing of the Self-Management Transaction is not contingent on the closing of the Merger.

NNN REIT Advisor is responsible for, among other things, managing NNN REIT’s affairs on a day-to-day basis and identifying and making acquisitions and investments on NNN REIT’s behalf. As a result of the Self-Management Transaction, NNN REIT will be self-managed and will succeed to the advisory and asset management arrangements formerly in place for BRIX REIT. Accordingly, following the consummation of the Self-Management Transaction, it is anticipated that NNN REIT or its affiliate will serve as the sponsor and advisor of BRIX REIT. Additionally, in the event that the Merger is not consummated but the Self-Management Transaction is consummated, it is expected that NNN REIT or its affiliate will serve as the sponsor and advisor of REIT I.

In connection with the Self-Management Transaction, 24 employees of BrixInvest will become employees of a subsidiary of NNN REIT. In addition to the executive officers of the Combined Company set forth in “The Merger—Directors and Executive Officers of the Combined Company,” such employees include professionals in the following key areas: real estate acquisition, commercial property leasing and commercial property management, information technology, finance, accounting, investor relations and marketing,

Contribution Agreement

On September 19, 2019, NNN REIT OP, as contributee, and NNN REIT, as the general partner of NNN REIT OP, entered into the Contribution Agreement with BrixInvest and Daisho, as contributors, whereby, at closing of the Self-Management Transaction, NNN REIT OP will acquire 100% of the membership interests in modiv, which includes certain of BrixInvest’s operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities as set forth in the Contribution Agreement, in exchange for 657,949.5 Class M OP Units in NNN REIT OP.

The Class M OP Units are non-voting, non-dividend accruing, and may not be transferred or exchanged prior to the one-year anniversary of the closing date of the Self-Management Transaction. Following such anniversary, the Class M OP Units are exchangeable for Class C OP Units at an exchange ratio of 5 Class C OP Units for each 1 Class M OP Unit (the “Class M Conversion Ratio”), subject to a reduction in the Contribution Agreement Exchange Ratio (as defined in the Contribution Agreement) as follows, depending upon the date upon which such Class M OP Units are exchanged:

Date of Exchange	Conversion Amount
Between one to two years from the closing date of the Self-Management Transaction	50% of the Class M Conversion Ratio
Between two to three years from the closing date of the Self-Management Transaction	60% of the Class M Conversion Ratio
Between three to four years from the closing date of the Self-Management Transaction	70% of the Class M Conversion Ratio

Class M OP Units exchanged prior to the Mandatory Conversion Date (as defined below) will not be entitled to upward adjustments in the Contribution Agreement Exchange Ratio as provided below.

On the four-year anniversary of the closing date of the Self-Management Transaction (the “Mandatory Conversion Date”), the Class M OP Units will mandatorily convert into Class C OP Units. The Contribution Agreement Exchange Ratio may be adjusted upward prior to the Mandatory Conversion Date upon the achievement, as determined by NNN REIT in good faith of the following earn-out hurdles with respect to both AUM and AFFO Per Share (each as defined in the Second Amended and Restated Limited Partnership Agreement of NNN REIT OP, to be in effect at the closing of the Self-Management Transaction):

	AUM ($ in billions)	AFFO Per Share ($)	Class M Conversion Ratio
Upper Hurdle
Fiscal Year 2021	$0.860	$0.59	1:5.75
Fiscal Year 2022	$1.175	$0.65	1:7.5
Fiscal Year 2023	$1.551	$0.70	1:9

Further, pursuant to the Second Amended and Restated Limited Partnership Agreement of NNN REIT OP, to be in effect at the closing of the Self-Management Transaction, in the event of a “Change of Control” (as such term is defined in such agreement) of NNN REIT OP or NNN REIT, the rights and privileges of the Class M Units shall survive. Notwithstanding the foregoing, upon any such Change of Control, or a sale, lease, exchange or other transfer of all or substantially all of NNN REIT OP’s assets, or any liquidation, dissolution or winding up of the NNN REIT OP (whether voluntary or involuntary) after the one-year anniversary of the closing date of the Self-Management Transaction and before the Mandatory Conversion Date, the Class M Units shall convert at the then-applicable Class M Conversion Ratio (but without taking into account the reduction to the conversion amount described above) on the date that is one business day prior to the closing (or the effectuation) of the relevant transaction.

As part of the Self-Management Transaction, NNN REIT will hire the workforce responsible for the management and day to day real estate and accounting operations of REIT I, NNN REIT, and BRIX REIT under the various agreements acquired.

The Contribution Agreement contains customary representations, warranties, covenants and agreements of NNN REIT, NNN REIT OP, BrixInvest, and Daisho. The closing of the Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that closing of the Self-Management Transaction is guaranteed.

Second Amended and Restated Limited Partnership Agreement

At the closing of the Self-Management Transaction, NNN REIT will enter into a Second Amended and Restated Limited Partnership Agreement of NNN REIT OP (the “Operating Partnership Agreement”), which will amend and supersede the Amended and Restated Limited Partnership Agreement (the “Current OP Agreement”). The Operating Partnership Agreement will, among other things, set forth the terms of the Class M OP Units issued as consideration in connection with the Self-Management Transaction, and will generally amend and restate the Current OP Agreement to be more reflective of an operating partnership of a REIT.

Registration Rights Agreement

At the closing of the Self-Management Transaction, NNN REIT, NNN REIT OP, and Daisho will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Daisho (or any successor holder) will have the right after the one-year anniversary of the closing date of the Self-Management Transaction (the “Lock-Up Expiration”) to request NNN REIT to register for resale under the Securities Act of 1933, as amended, shares of Class C common stock of NNN REIT issued or issuable to such holder. NNN REIT will use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. NNN REIT will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement will also grant Daisho (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Arrangement with Mr. Halfacre

In connection with the Self-Management Transaction, NNN REIT and NNN REIT OP will employ Aaron Halfacre to continue to serve as NNN REIT’s Chief Executive Officer and President on the same terms as set forth in the offer letter from BrixInvest to Mr. Halfacre dated June 4, 2018 (the “Halfacre Letter”). The Halfacre Letter provides that Mr. Halfacre is entitled to, among other things:

•	an annual base salary of $275,000,
•	an annual cash bonus, subject to meeting agreed-upon goals,

•	standard medical, dental, vision, life insurance, and vacation and paid time off benefits,
•	a grant of 19,738 restricted units in BrixInvest, which will vest over a three-year period, subject to acceleration of unvested restricted units upon a change of control event (as defined in the Halfcare Letter),

Mr. Halfacre has agreed that, conditioned upon the closing of the Self-Management Transaction, he will waive acceleration and forfeit the 19,738 restricted units in BrixInvest. In exchange, NNN REIT OP has agreed to grant 19,738 restricted units which shall be similar to the Class M OP Units and will vest on the earlier of (i) the four-year anniversary of the closing date of the Self-Management Transaction or (ii) involuntary termination of Mr. Halfacre’s employment without cause (as such term shall be defined in the restricted unit award agreements).

The restricted units in BrixInvest issued to Mr. Halfacre are subject to certain waiver and replacement provisions set forth in the Contribution Agreement. See “The Merger – Interests of the NNN REIT’s Executive Officers and Directors in the Merger.”

Arrangement with Mr. Pacini

In connection with the Self-Management Transaction, NNN REIT and NNN REIT OP will employ Ray Pacini to continue to serve as NNN REIT’s Executive Vice President, Chief Financial Officer, and Treasurer on the same terms as set forth in the offer letter from BrixInvest to Mr. Pacini dated March 27, 2018 (the “Pacini Letter”). The Pacini Letter provides that Mr. Pacini is entitled to, among other things:

•	an annual base salary of $250,000,
•	an annual cash bonus, subject to meeting agreed-upon goals,
•	standard medical, dental, vision, life insurance, and vacation and paid time off benefits,
•	a grant of 6,580 restricted units in BrixInvest, which will vest over a three-year period, subject to acceleration of unvested restricted units upon a change of control event (as defined in the Pacini units award agreement),
•	a grant of 6,000 options to purchase common membership units of BrixInvest, LLC, including the ability to employ a cashless exercise in the event of a liquidity event other than an initial public offering. Such options vest ratably over a three-year period. Unvested options will accelerate and vest upon a change of control event (as defined in the Pacini Letter). However, since these options are out-of-the-money, they will be cancelled and terminated for no consideration in connection with the Self-Management Transaction.

Mr. Pacini has agreed that, conditioned upon the closing of the Self-Management Transaction, he will waive acceleration and forfeit the 6,580 restricted units in BrixInvest. In exchange, NNN REIT OP has agreed to grant Mr. Pacini 6,580 restricted units which shall be similar to the Class M OP Units and will vest on the earlier of (i) the four-year anniversary of the closing date of the Self-Management Transaction or (ii) involuntary termination of Mr. Pacini’s employment without cause (as such term shall be defined in the restricted unit award agreements).

Advisory Agreement with BRIX REIT

BRIX REIT’s board of directors will consider its external advisor options, which could include the continued management of its portfolio of core real estate properties and real estate related assets, and asset-management and other administrative services by the NNN REIT subsidiary that acquires modiv.

Impact of the Self-Management Transaction on the Combined Company

Management and the boards of directors of both REIT I and NNN REIT believe that the Self-Management Transaction will be beneficial to the Combined Company for the following reasons:

•	Elimination of external advisory and management fees – this transaction will eliminate all fees typically charged by an external sponsor of a public, non-listed REIT. The elimination of external fees enables the investors of the Combined Company to benefit from significant long-term cost savings.

•	Enhanced corporate governance – by removing the external advisor, the Combined Company will be free of the many known conflicts of interest experienced in the traditional public, non-listed REIT model. With NNN REIT’s board of directors, and their many years of public real estate experience, the Combined Company will be uniquely positioned within the industry to lead by example in bringing about best practices.
•	Ownership of a leading FinTech real estate crowdfunding platform – the contribution of the technology assets as a result the Self-Management Transaction will make the investors of the Combined Company the first to own a direct-to-investor crowdfunding platform that cuts out high-commission intermediaries and that has successfully supported the investment in over $450 million in assets to date.

Accounting Treatment

The Self-Management Transaction is expected to be accounted for as a business combination in accordance with FASB ASC 805 with NNN REIT treated as the accounting acquirer. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of REIT I as of the effective time of the Self-Management Transaction will be recorded at their respective fair values and added to those of NNN REIT. Transaction costs incurred by NNN REIT will be capitalized and transaction costs incurred by REIT I will be expensed in the periods in which the costs are incurred and services are received. Any excess of purchase price over the fair values in the Self-Management Transaction will be recorded as goodwill, and any deficiency is considered negative goodwill and recorded as a gain on the Combined Company’s results of operations on the date of acquisition. Consolidated financial statements of the Combined Company issued after the consummation of the Self-Management Transaction will reflect such fair values, but will not be restated retroactively to reflect the historical consolidated financial position or results of operations of NNN REIT.

Combined Company

The following diagram reflects the organizational structure of the Combined Company if the Merger and the Self-Management Transaction are consummated:

NNN REIT Stockholders
BrixInvest Unitholders
RW Holdings NNN REIT, Inc.
GP
100%
GP
Daisho OP Holdings, LLC
OP Units
Rich Uncles NNN LP, LLC
LP
Katana Merger Sub, LP
LP
Rich Uncles NNN Operating Partnership, LP
REIT I Subsidiaries and Assets
NNN REIT Subsidiaries and Assets
modiv, LLC
Various Subsidiaries and Assets

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of REIT I stock and of the ownership and disposition of NNN REIT stock received in the Merger.

This discussion assumes that holders of REIT I stock and holders of the NNN REIT stock following the Merger hold such stock and as a capital asset within the meaning of Section 1221 of the Code. This discussion is based upon the Code, Treasury regulations promulgated under the Code, referred to herein as the Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes, or (iii) tax reporting requirements, in each case, as applicable to the Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to holders of shares of REIT I stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);
•	insurance companies;
•	broker-dealers;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold shares of REIT I stock (or, following the effective time of the Merger, Combined Company stock) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	certain U.S. expatriates;
•	U.S. holders whose “functional currency” is not the U.S. dollar; and
•	persons who acquired their shares of REIT I stock (or, following the effective time of the Merger, Combined Company stock) through the exercise of an employee stock option or otherwise as compensation.

For purposes of this discussion, a “holder” means a beneficial owner of shares of REIT I stock (or, following the effective time of the Merger, of the Combined Company stock), and a “U.S. holder” means a holder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (A) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (B) has a valid election in place under the Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of REIT I stock (or, following the effective time of the Merger, Combined Company stock) other than a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of REIT I stock (or, following the Merger, Combined Company stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of REIT I stock (or, following the Merger, Combined Company stock), and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors.

This discussion of material U.S. federal income tax consequences of the Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE MERGER AND TO REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF SHARES OF REIT I STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP OF STOCK OF THE COMBINED COMPANY, AND THE COMBINED COMPANY’S QUALIFICATION AS A REIT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Opinion from Counsel Regarding the Merger

It is a condition to the completion of the Merger that Morris, Manning & Martin render a tax opinion to NNN REIT to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by NNN REIT regarding factual matters (including those contained in a tax representation letter provided by NNN REIT), and covenants undertaken by NNN REIT. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in the tax opinion and in this discussion. This tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS or the courts. No ruling from the IRS has been or will be requested in connection with the Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinion.

As noted and subject to the qualifications above, in the opinion of Morris, Manning & Martin, the Merger of REIT I with and into Merger Sub, a wholly owned subsidiary of NNN REIT, will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly:

•	a U.S. holder will not recognize any gain or loss upon receipt of stock of NNN REIT in exchange for its REIT I stock in connection with the Merger.
•	a U.S. holder will have an aggregate tax basis in NNN REIT stock received in the Merger equal to the U.S. holder’s aggregate tax basis in its REIT I shares surrendered pursuant to the Merger. If a U.S. holder acquired any of its shares of REIT I stock at different prices or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis to shares of NNN REIT stock received in the Merger. U.S. holders that hold multiple blocks of REIT I stock should consult their tax advisors regarding the proper allocation of their basis among shares of NNN REIT stock received in the Merger under these Treasury Regulations.
•	the holding period of NNN REIT stock received by a U.S. holder in connection with the Merger will include the holding period of the REIT I stock surrendered in connection with the Merger.
•	a non-U.S. holder will not recognize any gain or loss upon receipt of NNN REIT stock in exchange for its REIT I stock in connection with the Merger provided that REIT I is a “domestically-controlled qualified investment entity.” REIT I will be considered domestically controlled if, at all times during the five year period ending on the date of the Merger, less than 50% in value of REIT I’s outstanding stock was held, directly or indirectly, by non-U.S. persons.
•	a non-U.S. holder that does not recognize gain or loss in connection with the transaction will have an aggregate tax basis in NNN REIT stock received in the Merger equal to the non-U.S. holder’s aggregate tax basis in its REIT I shares surrendered pursuant to the Merger. A non-U.S. holder that is subject to tax in the Merger will have an aggregate tax basis in NNN REIT stock equal to its fair market value at the time of the Merger.

•	A non-U.S. holder’s holding period in NNN REIT stock received in connection with the Merger will include its holding period in the REIT I stock surrendered in connection with the Merger if the non-U.S. holder’s exchange in the Merger is not taxable. If the non-U.S. holder’s exchange of the REIT I stock in the Merger is taxable, the non-U.S. holder’s holding period in NNN REIT stock will begin anew.

Tax Opinion from Counsel Regarding REIT Qualification of NNN REIT

It is a condition to the obligation of NNN REIT to complete the Merger that NNN REIT receive an opinion from Morris, Manning & Martin to the effect that, for all taxable years commencing with NNN REIT’s taxable year ended December 31, 2016, NNN REIT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and NNN REIT’s anticipated ownership, organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Morris, Manning & Martin will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by NNN REIT regarding factual matters (including those contained in a tax representation letter provided by NNN REIT) relating to the organization and operation of NNN REIT and its subsidiaries.

The opinion described above will not be binding on the IRS or the courts. The Combined Company intends to continue to operate in a manner to qualify as a REIT following the Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

If NNN REIT failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, NNN REIT would be liable for (and the Combined Company would be obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, NNN REIT (and the Combined Company) would not be able to re-elect REIT status until the fifth taxable year after the first taxable year in which such failure occurred.

No Tax Opinion from Counsel Regarding REIT Qualification of REIT I

Legal counsel will not be providing an opinion on the qualification of REIT I as a REIT for U.S. federal income tax purposes in connection with this transaction. In addition, between 2014 and 2016, REIT I performed all REIT testing in-house, did not engage an accounting firm or legal counsel to perform or assist with REIT testing and compliance, and did not have any formal REIT compliance procedures in place. In 2016, the PCAOB conducted an inspection of REIT I’s former auditor. The inspection was unrelated to REIT I’s audits; however, in its inspection of other audits, the PCAOB found that the former auditor had significant audit deficiencies and a lack of quality control by its management. Given these findings and REIT I’s lack of formal REIT compliance procedures between 2014 and 2016, there is a compounded risk that REIT disqualification issues may have gone undetected during this period.

If REIT I is determined to have lost its REIT status in any prior year or not qualified as a REIT in the current year, the Combined Company would face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	REIT I would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);
•	REIT I could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;
•	the Combined Company will inherit any such liability, including any interest and penalties that have accrued on such federal income tax liabilities;

•	the Combined Company, if it were considered a “successor corporation” under the Code and applicable Regulations, could not elect to be taxed as a REIT until the fifth taxable year following the year during which REIT I was disqualified; and
•	for up to 5 years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, the Combined Company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

In addition, if REIT I failed to qualify as a REIT as of the Merger, but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former REIT I asset during the five years following the Merger, the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Merger. The failure of REIT I to qualify as a REIT prior to the Merger could impair the Combined Company’s ability to remain qualified as a REIT, could impair the Combined Company’s business and ability to raise capital, and would materially adversely affect the value of the Combined Company’s stock.

Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of NNN REIT to be taxed as a REIT and the ownership of common stock of the Combined Company. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and the holders of certain of its common stock under current law. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Taxation of REITs in General

NNN REIT elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2016. NNN REIT believes that it has been organized and operated in a manner which allows NNN REIT and the Combined Company to qualify for taxation as a REIT under the Code commencing with the taxable year ended December 31, 2016.

NNN REIT currently intends to continue to be organized and operated in this manner. However, qualification and taxation as a REIT depend upon the ability of the Combined Company to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that NNN REIT has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, the Combined Company generally will be allowed to deduct dividends paid to its stockholders, and, as a result, the Combined Company generally will not be subject to U.S. federal income tax on that portion of its ordinary income and net capital gain that it currently distributes to its stockholders. The Combined Company expects to make distributions to its stockholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT requirements. See “ - Annual Distribution Requirements” below.

Notwithstanding the foregoing, even if the Combined Company qualifies for taxation as a REIT, it nonetheless may be subject to U.S. federal income tax in certain circumstances, including the following:

•	the Combined Company will be required to pay U.S. federal income tax on its undistributed REIT taxable income, including net capital gain;
•	the Combined Company may be subject to the “alternative minimum tax” (for taxable years beginning on or before December 31, 2017);
•	the Combined Company may be subject to tax at the highest corporate rate on certain income from “foreclosure property” (generally, property acquired by reason of default on a lease or indebtedness held by it);

•	the Combined Company will be subject to a 100% U.S. federal income tax on net income from “prohibited transactions” (generally, certain sales or other dispositions of property, sometimes referred to as “dealer property,” held primarily for sale to customers in the ordinary course of business) unless the gain is realized in a “taxable REIT subsidiary,” or TRS, or such property has been held by the Combined Company for at least two years and certain other requirements are satisfied;
•	if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintains its qualification as a REIT pursuant to certain relief provisions, the Combined Company will be subject to a 100% U.S. federal income tax on the greater of (i) the amount by which it fails the 75% gross income test or (ii) the amount by which it fails the 95% gross income test, in either case, multiplied by a fraction intended to reflect its profitability;
•	if the Combined Company fails to satisfy any of the asset tests, other than a failure of the 5% or the 10% asset tests that qualifies under the De Minimis Exception, and the failure qualifies under the General Exception, as described below under “ - Qualification as a REIT-Asset Tests,” then the Combined Company will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations;
•	if the Combined Company fails to satisfy any REIT requirements other than the income test or asset test requirements, described below under “-Qualification as a REIT-Income Tests” and “-Qualification as a REIT-Asset Tests,” respectively, and the Combined Company qualifies for a reasonable cause exception, then the Combined Company will have to pay a penalty equal to $50,000 for each such failure;
•	the Combined Company will be subject to a 4% nondeductible excise tax if certain distribution requirements are not satisfied;
•	the Combined Company may be required to pay monetary penalties to the IRS in certain circumstances, including if the Combined Company fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “ - Recordkeeping Requirements”;
•	if the Combined Company acquires any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in the Combined Company’s hands is less than the fair market value of the asset, in each case determined at the time it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) its adjusted basis in the asset, in each case determined as of the date on which it acquired the asset. The Combined Company will acquire certain assets from REIT I in connection with the Merger that could be subject to the foregoing rules if the Combined Company sells such assets within the applicable recognition period. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which the Combined Company acquires the asset from the C corporation. Treasury Regulations exclude from the application of this built-in gains tax any gain from the sale of property acquired by a REIT in an exchange under Section 1031 (a like kind exchange) or Section 1033 (an involuntary conversion) of the Code;
•	the Combined Company will be required to pay a 100% tax on any redetermined rents, redetermined deductions, and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of its non-TRS tenants by one of its TRSs. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to the Combined Company that are in excess of the amounts that would have been deducted based on arm’s-length negotiations; and
•	income earned by the Combined Company’s TRSs or any other subsidiaries that are C corporations will be subject to tax at regular corporate rates.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, the Combined Company and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on assets and operations. The Combined Company could also be subject to tax in situations and on transactions not presently contemplated.

Qualification as a REIT

In General

The REIT provisions of the Code apply to a domestic corporation, trust, or association (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that properly elects to be taxed as a REIT and such election has not been terminated or revoked, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for U.S. federal income tax purposes, (vi) that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs, and (vii) that meets the additional requirements discussed below.

Ownership Tests

Commencing with the Combined Company’s second REIT taxable year (i) the beneficial ownership of the Combined Company common stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of a taxable year of less than 12 months) for each of its taxable years and (ii) during the last half of each taxable year, no more than 50% in value of the Combined Company’s shares may be owned, directly or indirectly, by or for five or fewer individuals, referred to herein as the 5/50 Test. Share ownership for purposes of the 5/50 Test is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications. The term “individual” for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A “qualified trust” described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual for purposes of the 5/50 Test; rather, shares held by it are treated as owned proportionately by its beneficiaries.

NNN REIT’s current charter restricts ownership and transfers of its shares that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. In addition, the Combined Company will be deemed to have satisfied the 5/50 Test for a particular taxable year if it has complied with all the requirements for ascertaining the ownership of its outstanding shares in that taxable year and has no reason to know that it has violated the 5/50 Test.

Income Tests

In order to maintain qualification as a REIT, the Combined Company must annually satisfy two gross income requirements. First, at least 75% of its gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for purposes of this 75% gross income test generally includes: (a) rents from real property; (b) interest on debt secured by mortgages on real property or on interests in real property; (c) dividends or other distributions on, and gain from the sale of, shares in other REITs; (d) gain from the sale of real estate assets (other than gain from prohibited transactions); (e) income and gain derived from foreclosure property; and (f) income from certain types of temporary investments.

Second, in general, at least 95% of the Combined Company’s gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived from the real property investments described above and from other types of dividends and interest, gain from the sale or disposition of shares or securities that are not dealer property, or any combination of the above.

Rents the Combined Company receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT’s stock, actually or constructively owns 10% or more of the interests in the assets or net profits of the tenant if the tenant is not a corporation, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the REIT may provide directly only a de minimis amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” under the applicable tax rules. Accordingly, the Combined Company may not provide “impermissible services” to tenants (except through an independent contractor from whom it derives no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to the REIT of providing the service. If the impermissible tenant service income exceeds 1% of the REIT’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Combined Company’s total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

The Combined Company does not intend to charge rent that is based in whole or in part on the income or profits of any person or to derive rent from related party tenants, or rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents from the real property if the treatment of any such amounts as non-qualified rent would jeopardize its status as a REIT. The Combined Company also does not intend to derive impermissible tenant service income that exceeds 1% of its total income from any property if the treatment of the rents from such property as nonqualified rents could cause it to fail to qualify as a REIT.

If the Combined Company fails to satisfy one or both of the 75% or the 95% gross income tests, it may nevertheless qualify as a REIT for a particular year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect and a schedule is filed describing each item of gross income for such year(s) in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances these relief provisions could apply. As discussed above in “-Taxation of REITs in General,” even if these relief provisions were to apply, the Combined Company would be subject to U.S. federal income tax to the extent it fails to meet the 75% or 95% gross income tests or otherwise fails to distribute 100% of its net capital gain and taxable income.

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated, and (3) for which such REIT makes an election to treat the property as foreclosure property. Income and gain derived from foreclosure property is treated as qualifying income for both the 95% and 75% gross income tests. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described below under “-Prohibited Transactions Tax” even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Debt Instruments. The Combined Company may hold or acquire mortgage, mezzanine, bridge loans and other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If a REIT receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that it acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Loans that are modified generally will have to be retested using the fair market value of the collateral real property securing the loan as of the date the modification, unless the modification does not result in a deemed exchange of the unmodified note for the modified note for tax purposes, or the mortgage loan was in default or is reasonably likely to default and the modified loan substantially reduces the risk of default, in which case no re-testing in connection with the loan modification is necessary. Under IRS guidance, a loan may be treated as a qualifying real estate asset in an amount equal to the lesser of the fair market value of the loan or the fair market value of the real property securing the loan on the date the REIT acquired the loan. Although the guidance is not entirely clear, it appears that the non-qualifying portion of the mortgage loan will be equal to the portion of the loan’s fair market value that exceeds the value on the date of acquisition of the associated real property that is security for that loan.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then (i) the mezzanine loan will be treated as a qualifying real estate asset for purposes of the REIT asset tests and (ii) interest in respect of such mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. To the extent the Combined Company acquires mezzanine loans that do not comply with this safe harbor, all or a portion of such mezzanine loans may not qualify as real estate assets or generate qualifying income and REIT status may be adversely affected. As such, the REIT provisions of the Code may limit the Combined Company’s ability to acquire mezzanine loans that it might otherwise desire to acquire.

Interests in a REMIC generally will be treated as real estate assets for purposes of the asset tests, and income derived from REMIC interests generally will be treated as qualifying income for purposes of the 75% and 95% gross income tests, except that if less than 95% of the assets of the REMIC are real estate assets, then the Combined Company will be treated as owning and receiving its proportionate share of the assets and income of the REMIC, with the result that only a proportionate part of the Combined Company’s interest in the REMIC and income derived from the interest will qualify for purposes of the assets and the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that a REIT derives interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, (i) where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had the REIT earned the income directly, or (ii) if contingent interest is payable pursuant to a “shared appreciation mortgage” provision. A shared appreciation mortgage provision is any provision which is in connection with an obligation held by a REIT that is secured by an interest in real property, which entitles the REIT to a portion of the gain or appreciation in value of the collateral real property at a specified time. Any contingent interest earned pursuant to a shared appreciation mortgage provision shall be treated as gain from the sale of the underlying real property collateral for purposes of the REIT income tests.

Hedging Transactions. The Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction entered into after July 30, 2008 which is clearly and properly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% gross income tests, provided that the hedging transaction is entered into (i) in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets or (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent the Combined Company enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Foreign Investments. To the extent that the Combined Company holds or acquires any investments and, accordingly, pays taxes in other countries, taxes paid in non-U.S. jurisdictions may not be passed through to, or used by, the Combined Company’s stockholders as a foreign tax credit or otherwise. In addition, certain passive income earned by a non-U.S. taxable REIT subsidiary must be taken in account currently (whether or not distributed by the taxable REIT subsidiary) and may not be qualifying income under the 95% and 75% gross income tests.

Qualified Temporary Investment Income. Income derived by the Combined Company from certain types of temporary share and debt investments made with the proceeds of sales of the Combined Company’s stock or certain public debt offerings, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following the sale of such stock or debt. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to shares of stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After such one year period, income from such investments will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Asset Tests

At the close of each quarter of its taxable year, the Combined Company must also satisfy four tests relating to the nature of its assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of its total assets. Second, not more than 25% of its total assets may be represented by securities other than those in the 75% asset class. Third, of the investments that are not included in the 75% asset class and that are not securities of its TRSs, (i) the value of any one issuer’s securities owned by the Combined Company may not exceed 5% of the value of its total assets and (ii) the Combined Company may not own more than 10% by vote or by value of any one issuer’s outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of the Combined Company’s interest as a partner in such partnership (based on its proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include debt securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which the Combined Company owns no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Fourth, securities of TRSs cannot represent more than 20% of a REIT’s total assets. Real estate assets for purposes of the REIT rules include stock in other REITs, but do not include stock in non-REIT companies. Also, for purposes of these asset tests, the term “real estate assets” includes any property that is attributable to the temporary investment of new capital, but only if such property is comprised of stock or debt instruments, and only for the one-year period beginning on the date the REIT receives such capital.

The Combined Company will monitor the status of its assets for purposes of the various asset tests and will endeavor to manage its portfolio in order to comply at all times with such tests. If the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, the Combined Company will not lose its REIT status if one of the following exceptions applies:

•	the Combined Company satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or
•	the Combined Company eliminates any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter during a taxable year, it will not lose its REIT status if one of the following additional exceptions applies:

•	De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (meaning that the failure is one that arises from ownership of assets the total value of which does not exceed the lesser of 1% of the total value of the Combined Company’s assets at the end of the quarter in which the failure occurred and $10 million), and the Combined Company either disposes of the assets that caused the failure or otherwise satisfies the asset tests within six months after the last day of the quarter in which the Combined Company’s identification of the failure occurred; or
•	General Exception: All of the following requirements are satisfied: (i) the failure is not due to a “de minimis” violation of the 5% or 10% asset tests (as defined above), (ii) the failure is due to reasonable cause and not willful neglect, (iii) the Combined Company files a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) the Combined Company either disposes of the assets that caused the failure or otherwise satisfies the asset tests within six months after the last day of the quarter in which its identification of the failure occurred, and (v) the Combined Company pays an excise tax as described above in “-Taxation of REITs in General.”

Annual Distribution Requirements

In order to qualify as a REIT, the Combined Company must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 90% of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. The Combined Company generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before the Combined Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration.

To the extent that the Combined Company does not distribute all of its net capital gain and taxable income, it will be subject to U.S. federal, state and local tax on the undistributed amount at regular corporate income tax rates. Furthermore, if the Combined Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) 100% of any corresponding undistributed amounts from prior periods, it will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

Under certain circumstances, the Combined Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year that may be included in its deduction for dividends paid for the earlier year. Thus, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Combined Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

The Combined Company may retain and pay income tax on net long-term capital gains received during the tax year. To the extent the Combined Company so elects, (i) each stockholder must include in its income (as long-term capital gain) its proportionate share of the Combined Company’s undistributed long-term capital gains, (ii) each stockholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by the Combined Company on the undistributed long-term capital gains, and (iii) each stockholder’s basis in its shares of the Combined Company’s stock is increased by the included amount of the undistributed long-term capital gains less their share of the tax paid.

To qualify as a REIT, the Combined Company may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. In the event the Combined Company accumulates any non-REIT earnings and profits, the Combined Company intends to distribute its non-REIT earnings and profits before the end of its first REIT taxable year to comply with this requirement.

Failure to Qualify

If the Combined Company fails to qualify as a REIT and such failure is not an asset test or income test failure subject to the cure provisions described above, or the result of preferential dividends, the Combined Company generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and the Combined Company pays a penalty of $50,000 with respect to such failure.

If the Combined Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Combined Company generally will be subject to tax (including any applicable alternative minimum tax for taxable years beginning on or before December 31, 2017) on its taxable income at regular corporate rates. Distributions to the Combined Company’s stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by the Combined Company nor will they be required to be made. In such event, to the extent of the Combined Company’s current or accumulated earnings and profits, all distributions to its stockholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from the Combined Company as qualified dividend income taxable as net capital gains, under the provisions of Section 1(h)(11) of the Code. In addition, under the TCJA, non-corporate stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017, and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by the Combined Company. Unless entitled to relief under specific statutory provisions, the Combined Company also will be ineligible to elect to be taxed as a REIT again prior to the fifth taxable year following the first year in which it failed to qualify as a REIT under the Code.

The Combined Company’s qualification as a REIT for U.S. federal income tax purposes will depend on it continuing to meet the various requirements summarized above governing the ownership of its outstanding shares, the nature of its assets, the sources of its income, and the amount of its distributions to its stockholders. Although the Combined Company intends to operate in a manner that will enable it to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable.

Prohibited Transactions Tax

Except as discussed above under “-Foreclosure Property”, gain realized by the Combined Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including its share of any such gain realized by NNN REIT OP, or any other subsidiary partnership, taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all the facts and circumstances with respect to the particular transaction. However, the Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income.

The Combined Company may make sales that do not satisfy the “safe harbor” requirements described above and there can be no assurance that the IRS will not contend that one or more of these sales are subject to the 100% penalty tax. The 100% tax will not apply to gains from the sale of property realized through a TRS or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates currently, 21%).

Recordkeeping Requirements

To avoid a monetary penalty, the Combined Company must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding shares.

Investments in TRSs

The Combined Company may own subsidiaries that are intended to be treated as TRSs for federal income tax purposes. A TRS is a corporation in which a REIT directly or indirectly own shares and that jointly elects with the REIT to be treated as a TRS under Section 856(l) of the Code. In addition, if a TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS of the REIT. A domestic TRS pays U.S. federal, state, and local income taxes at the full applicable corporate rates on its taxable income prior to payment of any dividends. A non-U.S. TRS with income from a U.S. trade or business or certain U.S. sourced income also may be subject to U.S. income taxes. A TRS owning property outside of the U.S. may pay foreign taxes. The taxes owed by a TRS could be substantial. To the extent that the Combined Company’s TRSs are required to pay U.S. federal, state, local, or foreign taxes, the cash available for distribution by the Combined Company will be reduced accordingly.

A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by the Combined Company without jeopardizing the Combined Company’s qualification as a REIT. Certain payments made by any of the Combined Company’s TRSs to the Combined Company may not be deductible by the TRS (which could materially increase the TRS’s taxable income), and certain direct or indirect payments made by any of the Combined Company’s TRS to the Combined Company may be subject to 100% tax. In addition, subject to certain safe harbors, the Combined Company generally will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect the income of the TRS (and amounts protected from the 100% tax by reason of such safe harbor may nonetheless be reapportioned under Section 482).

Distributions that the Combined Company receives from a domestic TRS will be classified as dividend income to the extent of the current or accumulated earnings and profits of the TRS. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test unless attributable to investments of certain new capital during the one-year period beginning on the date of receipt of the new capital.

Qualified REIT Subsidiaries

If the Combined Company owns a corporate subsidiary that is a “qualified REIT subsidiary,” or QRS, or if it owns 100% of the membership interests in a limited liability company or other unincorporated entity that does not elect to be treated as a corporation for U.S. federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the shares of which is owned by a REIT or by other disregarded subsidiaries of the REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for U.S. federal income tax purposes (or, in the case of certain foreign entities, such an entity that affirmatively elects not to be treated as a corporation) generally is disregarded as an entity separate from its owner for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. If the Combined Company owns a QRS or a disregarded entity, neither will be subject to U.S. federal corporate income taxation, although such entities may be subject to state and local taxation in some states or foreign taxes if they do business or own property outside the United States. Merger Sub is intended to qualify as a disregarded entity for U.S. federal income tax purposes immediately following the Merger.

Tax Aspects of Partnerships

In General. The Combined Company will own all or substantially all of its assets through Rich Uncles NNN Operating Partnership, LP, referred to herein as the Operating Partnership, which will in turn own a substantial portion of its assets through interests in various partnerships and limited liability companies.

Except in the case of subsidiaries that have TRS status, the Combined Company expects that the Operating Partnership, and its partnership and limited liability company subsidiaries, will be treated either as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. The Combined Company includes in its income its allocable share of the foregoing items for purposes of computing its REIT taxable income, based on the partnership agreement. For purposes of applying the REIT income and asset tests, the Combined Company includes its pro rata share of the income generated by and the assets held by the partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes in which it owns an interest, including their shares of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes based on its capital interests. See “-Taxation of REITs in General.”

The Combined Company’s ownership interests in such partnerships and other disregarded entities involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If any such entity were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of its assets and items of gross income would change, and could prevent the Combined Company from satisfying the REIT asset tests and/or the REIT income tests. See “-Qualification as a REIT-Asset Tests” and “-Qualification as a REIT-Income Tests.” This, in turn, could prevent it from qualifying as a REIT. See “-Failure to Qualify” for a discussion of the effect of its failure to meet these tests for a taxable year.

Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

(1)	interests in the partnership are traded on an established securities market; or
(2)	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

However, even if the foregoing requirements are met, a publicly-traded partnership will not be treated as a corporation for federal income tax purposes if the partnership qualifies for specified “safe harbors” set forth in the relevant U.S. Treasury regulations, which are based on the specific facts and circumstances relating to the partnership. The Combined Company believes that the Operating Partnership is not a publicly-traded partnership under these rules and that it will qualify for at least one of these safe harbors at all times in the foreseeable future, but cannot provide any assurance that the Operating Partnership will continue to qualify for one of the safe harbors mentioned above.

The Combined Company believes that the Operating Partnership and other partnerships and disregarded entities in which it owns interests will be classified as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which the Combined Company owns an interest are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the “carryover” tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a “Book-Tax Difference.” Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a Book-Tax Difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes comparable to the allocations they would have received in the absence of Book-Tax Differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the Book-Tax Differences in the assets owned by a partnership when additional assets are contributed in exchange for a new partnership interest.

U.S. Federal Income Tax Considerations for Holders of the Combined Company Stock

The following summary describes the principal United States federal income tax consequences of owning and disposing of the Combined Company stock. A prospective holder should consult its tax advisors concerning the application of United States federal income tax laws to its particular situation as well as any consequences of the acquisition, ownership and disposition of the Combined Company stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of U.S. Holders

Distributions. Distributions by the Combined Company, other than capital gain dividends, will constitute ordinary dividends to the extent of its current and accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate U.S. holders. The Combined Company’s ordinary dividends generally will not qualify as “qualified dividend income” taxed as net capital gain for U.S. holders that are individuals, trusts, or estates. However, distributions to U.S. holders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent the U.S. holder satisfies certain holding period requirements and to the extent the dividends are attributable to (i) qualified dividend income the Combined Company receives from C corporations, including its TRSs, (ii) the Combined Company’s undistributed earnings or built-in gains taxed at the corporate level during the immediately preceding year, or (iii) any earnings and profits inherited from a C corporation in a tax-deferred reorganization or similar transaction, and provided the Combined Company properly designates the distributions as qualified dividend income. The Combined Company does not anticipate distributing a significant amount of qualified dividend income. However, under the TCJA, non-corporate U.S. holders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017, and before January 1, 2026.

To the extent that the Combined Company makes a distribution in excess of its current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. holder’s shares, and thereafter as capital gain realized from the sale of such shares to the extent the distribution exceeds the U.S. holder’s tax basis in the shares.

Dividends declared by the Combined Company in October, November or December and payable to a U.S. holder of record on a specified date in any such month shall be treated both as paid by the Combined Company and as received by the U.S. holder on December 31 of the year, provided that the dividend is actually paid during January of the following calendar year.

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year) without regard to the period for which the U.S. holder has held its shares. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. holders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain,” taxable at a maximum rate of 25% for individuals, if the Combined Company incurs such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

The REIT provisions of the Code do not require the Combined Company to distribute its long-term capital gain, and the Combined Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. If the Combined Company so elects for a taxable year, its U.S. holders would include in income as long-term capital gains their proportionate share of retained net long-term capital gains for the taxable year as the Combined Company may designate. A U.S. holder would be deemed to have paid its share of the tax paid by the Combined Company on such undistributed capital gains, which would be credited or refunded to the U.S. holder. The U.S. holder’s basis in its shares would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by the Combined Company) included in the U.S. holder’s long-term capital gains.

Passive Activity Loss and Investment Interest Limitations. The Combined Company’s distributions and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. holders will not be able to apply any “passive losses” against such income. With respect to non-corporate U.S. holders, the Combined Company’s dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of shares of the Combined Company common stock (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. holder elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. holders may not include in their own U.S. federal income tax returns any of the Combined Company’s net operating or net capital losses.

Sale or Disposition of Stock. In general, any gain or loss realized upon a taxable disposition of shares of the Combined Company stock by a U.S. holder will be a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. However, any loss upon a sale or exchange of the shares by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of undistributed capital gains or distributions received by the U.S. holder from the Combined Company, each as required to be treated by such U.S. holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of the Combined Company stock may be disallowed if other shares of its stock (or stocks or securities which are “substantially identical” to its stock) are purchased within 30 days before or after the disposition.

Net Investment Income Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder that is an estate or trust that does not fall into a special class of trusts that is exempt from such tax is subject to the same 3.8% tax on the lesser of its undistributed net investment income and the excess of its adjusted gross income over a certain threshold. A U.S. holder’s net investment income will include, among other things, dividends on and capital gains from the sale or other disposition of shares of the Combined Company. Prospective U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this net investment income tax on their ownership and disposition of the Combined Company stock.

Taxation of U.S. Tax-Exempt Holders

In general, a tax-exempt organization is exempt from U.S. federal income tax on its income, except to the extent of its “unrelated business taxable income” or UBTI, which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally is UBTI to the extent derived from debt-financed property, based on the amount of “acquisition indebtedness” with respect to such debt-financed property. Distributions that the Combined Company makes to a tax-exempt employee pension trust or other domestic tax-exempt holder or gains from the disposition of the Combined Company’s shares held as capital assets generally will not constitute UBTI unless the exempt organization’s shares are debt-financed property (e.g., the holder has borrowed to acquire or carry its shares). However, if the Combined Company is a “pension-held REIT,” this general rule will not apply to distributions to certain pension trusts that hold more than 10% (by value) of the Combined Company’s shares. The Combined Company will be treated as a “pension-held REIT” if (i) treating qualified trusts as individuals would cause the Combined Company to fail the 5/50 Test (as defined above) and (ii) the Combined Company is “predominantly held” by certain pension trusts. The Combined Company will be “predominantly held” if either (i) a single such pension trust holds more than 25% by value of the Combined Company’s shares or (ii) one or more such pension trusts, each owning more than 10% by value of the Combined Company’s shares, hold in the aggregate more than 50% by value of the Combined Company’s shares. In the event the Combined Company is a pension-held REIT, the percentage of any dividend received from it treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by it (treating it as if it were a qualified trust and, therefore, subject to tax on UBTI) to (b) its total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI. There can be no assurance that the Combined Company will not be treated as a pension-held REIT. Before making an investment in shares of the Combined Company stock, a tax-exempt holder should consult its tax advisors with regard to UBTI and the suitability of the investment in shares of the Combined Company’s stock.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from the Combined Company as UBTI. Before making an investment in shares of the Combined Company stock, a tax-exempt holder should consult its tax advisors with regard to UBTI and the suitability of the investment in the Combined Company’s shares.

Taxation of Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of stock of the Combined Company applicable to non-U.S. holders. The discussion addresses only selective issues and not all aspects of U.S. federal income taxation that may be material for non-U.S. holders and is for general information only.

Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of the Combined Company’s earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. holder generally will be treated as ordinary income and will be subject to withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, lower withholding rates may not apply to dividends from REITs, or may only apply if certain additional conditions are satisfied.

In cases where the dividend income from a non-U.S. holder’s investment in the Combined Company stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. holder that is a corporation. The Combined Company plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. holder (including any portion of any dividend that is payable in stock) that is neither a capital gain dividend nor a distribution that is attributable to gain from the sale or exchange of “United States real property interests” under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, rules described below under “-Dispositions of Stock” unless either (i) a lower treaty rate applies and the non-U.S. holder files with the Combined Company any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. holder files with the Combined Company an IRS Form W-8ECI claiming that the distribution is effectively connected income. The balance of this discussion assumes that dividends that the Combined Company distributes to non-U.S. holders and gains non-U.S. holders recognize with respect to the Combined Company shares are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business unless deemed to be effectively connected under FIRPTA as described below under “-Dispositions of Stock.”

Non-Dividend Distributions. Distributions by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges of U.S. real property interests and that exceed the Combined Company’s earnings and profits will be a non-taxable return of the non-U.S. holder’s basis in its shares and, to the extent in excess of the non-U.S. holder’s basis, gain from the disposition of such shares, the tax treatment of which is described below. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed the Combined Company’s earnings and profits, the distribution may be subject to withholding at the rate applicable to dividends. A non-U.S. holder, however, may seek a refund from the IRS of any amounts withheld that exceed the non-U.S. holder’s actual U.S. federal income tax liability. If the Combined Company’s stock constitutes a U.S. real property interest, distributions in excess of the sum of the Combined Company’s earnings and profits plus the non-U.S. holder’s adjusted tax basis in the stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gain rates, that would apply to a U.S. holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the non-U.S. holder’s share of the Combined Company’s earnings and profits. The amount withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability.

Capital Gain Dividends. Under FIRPTA, a distribution made by the Combined Company to a non-U.S. holder attributable to gains from dispositions of U.S. real property interests held by the Combined Company (directly or through pass-through subsidiaries) must be reported in U.S. federal income tax returns filed by, and are treated as effectively connected with a U.S. trade or business of, the non-U.S. holder. The term “U.S. real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose real estate and business assets consist of U.S. real property interests. Such gains are subject to federal income tax at the rates applicable to U.S. holders and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty). The Combined Company is required to withhold tax at a 35% rate from distributions that are attributable to gains from the sale or exchange of U.S. real property interests. The amount withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability.

Capital gain dividends that are not attributable to sales or exchanges of U.S. real property interests, generally are not subject to U.S. federal income tax unless (i) such distribution is effectively connected with a U.S. trade or business of the non-U.S. holder and, if certain treaties apply, is attributable to a U.S. permanent establishment of the non-U.S. holder, in which case the non-U.S. holder will be subject to net-basis U.S. federal income tax on the dividend as if the non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty), or (ii) such non-U.S. holder was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case a 30% withholding tax would apply to the dividend.

However, notwithstanding that such dividends should only be subject to U.S. federal income taxation in those two instances, existing Treasury Regulations might be construed to require the Combined Company to withhold on such dividends in the same manner as capital gain dividends that are attributable to gain from the disposition of U.S. real property interests, generally at the rate of 35% of the dividend (although any amounts withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability).

Dispositions of Stock. Unless FIRPTA applies, or as otherwise set forth below, a sale or exchange of the Combined Company shares by a non-U.S. holder generally will not be subject to U.S. federal income taxation. FIRPTA applies only if shares of the Combined Company stock constitute a U.S. real property interest.

The Combined Company common stock will not constitute a U.S. real property interest if the Combined Company is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. holders. No assurance can be given that the Combined Company will be, or that if it is it will remain, a domestically controlled qualified investment entity.

Even if the Combined Company is a domestically controlled qualified investment entity, upon disposition of shares of the Combined Company, a non-U.S. holder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. holder (1) disposes of an interest in the Combined Company’s shares during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of the Combined Company stock within 30 days after such ex-dividend date.

If gain on the sale of shares of the Combined Company stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of shares of the Combined Company stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder if (i) such gain is effectively connected to a U.S. trade or business of the non-U.S. holder and, if certain treaties apply, is attributable to a U.S. permanent establishment of the non-U.S. holder, in which case the gain will be subject to net-basis U.S. federal income tax as if the non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty), or (ii) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting Requirements and Backup Withholding Tax

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions paid, unless such U.S. holder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the U.S. holder has furnished is correct and the U.S. holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not provide its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

The Combined Company will also report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder may be subject to back-up withholding unless applicable certification requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Other Withholding and Reporting Requirements under FATCA

The Foreign Account Tax Compliance Act provisions of the Code, enacted in 2010, which we refer to as FATCA, impose withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends unless various information reporting requirements are satisfied. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules the Combined Company may treat the entire distribution as a dividend. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding provisions may be subject to different rules.

For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to the Combined Company and its stockholders may be enacted. Changes to the U.S. federal tax laws and interpretations of federal tax laws could adversely affect an investment in the Combined Company common stock.

State, Local and Foreign Tax

The Combined Company may be subject to state, local and foreign tax in states, localities and foreign countries in which it does business or owns property. The tax treatment applicable to the Combined Company and its stockholders in such jurisdictions may differ from the U.S. federal income tax treatment described above.

COMPARISON OF RIGHTS OF NNN REIT STOCKHOLDERS AND REIT I SHAREHOLDERS

If the Merger is consummated, shareholders of REIT I will become stockholders of NNN REIT. The rights of REIT I shareholders are currently governed by and subject to the provisions of the California Corporations Code regarding unincorporated associations and the REIT I Declaration of Trust and REIT I Bylaws. The rights of NNN REIT stockholders are currently governed by and subject to the provisions of the MGCL and the NNN REIT Charter and the NNN REIT Bylaws. Upon consummation of the Merger, (i) if all of the NNN REIT Charter and Bylaws Amendment Proposals are approved by the NNN REIT stockholders at the NNN REIT annual meeting, the rights of the NNN REIT stockholders and the REIT I shareholders receiving shares of stock of NNN REIT will be governed by the MGCL and Articles and the Second Bylaws and (ii) if none of the NNN REIT Charter and Bylaws Amendment Proposals are approved by the NNN REIT stockholders at the NNN REIT annual meeting, the rights of the NNN REIT stockholders and the REIT I shareholders receiving shares of stock of NNN REIT will be governed by the MGCL and the NNN REIT Charter and the NNN REIT Bylaws.

The following is a summary of the material differences between the rights of holders of REIT I common shares and holders of NNN REIT common stock (i) under the MGCL and the Articles and the Second Bylaws (i.e., all of the NNN REIT Charter and Bylaws Amendment Proposals are approved at the NNN REIT annual meeting) and (ii) under the MGCL and the NNN REIT Charter and the NNN REIT Bylaws (i.e., none of the NNN REIT Charter and Bylaws Amendment Proposals are approved at the NNN REIT annual meeting), but, in each case, does not purport to be a complete description of those differences or a complete description of the terms of the NNN REIT common stock subject to issuance in connection with the Merger. The following summary is qualified in its entirety by reference to the relevant provisions of: (i) Maryland law; (ii) California law; (iii) the REIT I Declaration of Trust; (iv) the NNN REIT Charter; (v) the Articles; (vi) the REIT I Bylaws; (vii) the NNN REIT Bylaws; and (viii) the Second Bylaws.

This section does not include a complete description of all differences between the rights of REIT I common stock and holders of NNN REIT common stock. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland and California law, as well as (i) the REIT I Declaration of Trust; (ii) the NNN REIT Charter; (iii) the Articles; (iv) the REIT I Bylaws; (v) the NNN REIT Bylaws; and (vi) the Second Bylaws, copies of which are available, without charge, to any person, including any beneficial owner to whom this Joint Proxy Statement and Prospectus is delivered, by following the instructions described in the section entitled “Where You Can Find More Information” on page i of this Joint Proxy Statement and Prospectus.

Comparison If All of the NNN REIT Charter and Bylaws Amendment Proposals Are Approved.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
Corporate Governance
NNN REIT is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of NNN REIT stockholders are governed by the MGCL, the Articles and the Second Bylaws.

REIT I is an unincorporated California real estate investment trust that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of REIT I shareholders are governed by California law, the REIT I Declaration of Trust and the REIT I Bylaws.

Authorized Capital Stock
NNN REIT is authorized to issue 450,000,000 shares of stock, consisting of 400,000,000 shares of common stock, $0.001 par value per share, 300,000,000 shares of which are classified as Class C common stock, and 100,000,000 shares of which are classified as Class S common stock, and 50,000,000 shares of preferred stock, $0.001 par value per share.

REIT I is authorized to issue 10,000,000 common shares, $0.01 par value per share.

At September 30, 2019, there were 8,344,729 REIT I common shares issued and outstanding, including 403,980 common shares owned by NNN REIT.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

At September 30, 2019, there were issued and outstanding 15,916,672 shares of Class C common stock, and 186,260 shares of Class S common stock. At September 30, 2019, there were no issued and outstanding shares of NNN REIT’s preferred stock.

The NNN REIT Board is authorized to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by fixing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock. A majority of the entire NNN REIT Board, without any action by the stockholders of NNN REIT, may amend the Articles to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that NNN REIT has the authority to issue.

The REIT I Board is authorized to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by fixing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock. A majority of the entire REIT I Board, without any action by the shareholders of REIT I, may amend the REIT I Declaration of Trust to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that REIT I has the authority to issue.

Voting Rights
Each holder of NNN REIT common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

Holders of Class S common stock of NNN REIT have exclusive voting rights on matters that only affect the rights of the Class S common stock and holders of Class C common stock of NNN REIT have exclusive voting rights on matters that only affect the rights of the Class C common stock.

The Articles further provides that, without the approval of a majority of the shares of stock entitled to vote on the matter, the NNN REIT Board may not (i) amend the Articles to materially and adversely affect the rights, preferences and privileges of NNN REIT stockholders, (ii) amend provisions of the Articles relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve NNN REIT other than before

Each holder of REIT I common shares is entitled to one vote per share on all matters upon which shareholders are entitled to vote.

The REIT I Declaration of Trust may not be amended in any manner that would adversely affect the rights or protections of trust managers with regard to liability and indemnification. In addition, without the approval of a majority of the shares of stock entitled to vote on the matter, the REIT I Board may not (i) amend the REIT I Declaration of Trust except as permitted under California law, liquidate or dissolve REIT I, (ii) sell all or substantially all of REIT I’s assets other than in the ordinary course of business or as otherwise permitted by law, or (iii) cause the merger or similar reorganization of REIT I.

The REIT I Declaration of Trust also provides that, with respect to shares of stock of REIT I owned by the REIT I Advisor, any REIT I trust manager or any of their affiliates, neither the REIT

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

the initial investment in certain property defined in the Articles, (iv) sell all or substantially all of NNN REIT’s assets other than in the ordinary course of business or as otherwise permitted by law, or (v) cause the merger or similar reorganization of NNN REIT except as permitted by law.

The Articles also provides that the voting rights per share of NNN REIT common stock or NNN REIT preferred stock (other than any publicly held share) sold in a private offering may not exceed the voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to NNN REIT for each privately offered share bears to the book value of each outstanding publicly held share.

The Articles also provides that, with respect to shares of stock of NNN REIT owned by the NNN REIT Advisor, any NNN REIT director or any of their affiliates, neither the NNN REIT Advisor nor such director nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the NNN REIT Advisor, such director or any of their affiliates or any transaction between NNN REIT and any of them.

Unless a greater vote is otherwise required or permitted under the MGCL or the Articles, a majority of the votes cast in favor of a matter at a meeting of stockholders duly called and at which a quorum is present is sufficient to approve any matter.

I Advisor nor such trust manager nor any of their affiliates may vote or consent on matters submitted to the shareholders regarding the removal of the REIT I Advisor, such trust manager or any of their affiliates, or on any transaction between REIT I and any of them.

Unless a greater vote is otherwise required or permitted under California law or the REIT I Declaration of Trust, a majority of the votes cast in favor of a matter at a meeting of shareholders duly called and at which a quorum is present is sufficient to approve any matter.

Cumulative Voting	Holders of shares of stock of NNN REIT do not have the right to cumulate their votes with respect to the election of directors.	Holders of shares of stock of REIT I do not have the right to cumulate their votes with respect to the election of trust managers.

Size of the Board of Directors	The Articles and Second Bylaws provide for a minimum of three directors and the Second Bylaws provide for a maximum of fifteen directors. The number of directors may	The REIT I Declaration of Trust and REIT I Bylaws provide for a minimum of three trust managers and a maximum of seven trust managers. The number of trust managers may be increased or

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

be increased or decreased from time to time pursuant to the Second Bylaws but shall never be less than three. The current size of the NNN REIT Board is six, which shall be increased to seven at the NNN REIT annual meeting.
decreased from time to time pursuant to the REIT I Declaration of Trust but shall never be less than three. The current size of the REIT I Board is five.

Classified Board and Term of Directors
The NNN REIT Board is not classified.

Each director of NNN REIT shall hold office for a term of one year until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Directors may be elected to an unlimited number of successive terms.

The REIT I Board is not classified.

Each trust manager of REIT I shall hold office for a term of one year until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Trust managers may be elected to an unlimited number of successive terms.

Election of Directors
The holders of a majority of the shares of stock of NNN REIT entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the NNN REIT Board, vote to elect a director.

The holders of a majority of the shares of stock of REIT I entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the REIT I Board, vote to elect a trust manager.

Independent Directors
The Articles provide that a majority of the NNN REIT Board must be independent directors, as defined in the Articles, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such director’s successor. The Articles also provide that at least one of the independent directors must have three years of relevant real estate experience. The Articles further provide that certain specified matters, including, without limitation, the issuance of shares of preferred stock, must be approved by a majority of the independent directors.

In addition, the Articles provide that each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by NNN REIT.

The REIT I Declaration of Trust provides that a majority of the REIT I Board must be independent trust managers, as defined in the REIT I Declaration of Trust, except for a period of vacancies. The REIT I Declaration of Trust also provides that at least one of the independent trust managers must have three years of relevant real estate experience. The REIT I Declaration of Trust further provides that certain specified matters, including, without limitation, matters relating to conflicts of interest and investment restrictions, must be approved by a majority of the independent trust managers.

In addition, the REIT I Declaration of Trust provides that each trust manager must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by REIT I.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
Removal of Directors
The Articles provide that subject to the rights of holders of shares of NNN REIT preferred stock to elect or remove one or more directors, any director, or the entire NNN REIT Board, may be removed from office at any time, but only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

The REIT I Declaration of Trust provides that any trust manager, or the entire REIT I Board, may be removed from office at any time, but only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of trust managers.

Filling Vacancies of Directors
Any vacancy on the NNN REIT Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Notwithstanding the foregoing, a majority of the independent directors shall nominate replacements for vacancies among the independent director positions. Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Any vacancy on the REIT I Board may be filled only by a majority of the remaining trust managers, even if the remaining trust managers do not constitute a quorum. Notwithstanding the foregoing, a majority of the independent trust managers shall nominate replacements for vacancies among the independent trust manager positions. Any trust managers elected to fill a vacancy shall serve for the remainder of the full term of the person as to which the vacancy occurred and until his or her successor is duly elected and qualified.

Extraordinary Transactions
The vote of stockholders holding at least a majority of the outstanding shares of NNN REIT’s stock entitled to vote is required to approve a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of NNN REIT’s assets.

The vote of shareholders holding at least a majority of the outstanding REIT I common shares entitled to vote is required to approve a merger or other reorganization of REIT I, a liquidation or dissolution of REIT I, or the sale of all or substantially all of REIT I’s assets.

Amendment of Charter
Except for amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Articles, any amendment to the Articles will be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (i) any amendment that would adversely affect the rights, preferences and privileges of NNN REIT stockholders and (ii) any amendment to provisions of the Articles relating to director qualifications, fiduciary obligations of directors, removal of directors, investment policies and limitations, conflicts of interest, liability limitation and

Except for amendments permitted to be made without shareholder approval under California law or by specific provision in the REIT I Declaration of Trust, any amendment to the REIT I Declaration of Trust will be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
indemnification, roll-up transactions and the authority to amend the Articles.

Amendment of Bylaws
The NNN REIT Board has the power to alter, amend or repeal any provision of the Second Bylaws or to make new bylaws. In addition, pursuant to a binding proposal submitted to the NNN REIT stockholders at a duly called meeting, the NNN REIT stockholders have the power to alter, amend or repeal any provision of the Second Bylaws or adopt new bylaws; provided, however, that the NNN REIT stockholders may not amend the Second Bylaws so as to limit the NNN REIT Board’s right to amend Second Bylaws.
The REIT I Bylaws may be amended by either the REIT I Board or holders of a majority of the outstanding common shares of REIT I.

Ownership Limitation
With certain limited exceptions, no person may beneficially own, or constructively own or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of NNN REIT’s outstanding stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of common stock of NNN REIT, unless such person is an excepted holder and subject to a percentage limit established by the NNN REIT Board.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitation, that number of shares that would be owned by the transferee in excess of the ownership limit are automatically transferred to a trust for the benefit of a charitable beneficiary. Shares of stock held by the trustee shall be issued and outstanding shares of stock of NNN REIT. The purported transferee shall have no rights in the shares held by the trustee. The purported transferee shall not benefit economically from ownership of any shares held in trust by the trustee and shall have no rights to dividends or other distributions attributable to the shares held in the trust.
No person may own more than 8.0% of the shares of outstanding REIT I common shares unless exempted by the REIT I Board for ownership of up to 9.9%.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
Annual Meetings of Stockholders
The annual meeting of the stockholders of NNN REIT shall be held at a date and time set by the NNN REIT Board; provided, however, that such meeting shall not be held less than thirty days after the delivery of the annual report to NNN REIT’s stockholders. The purpose of each annual meeting of NNN REIT’s stockholders shall be to elect directors of NNN REIT and to transact such other business as may properly come before the meeting.

The annual meeting of the shareholders of REIT I shall be held at a date and time set by the REIT I Board; provided, however, that such meeting shall not be held less than thirty days after the delivery of the annual report to REIT I’s shareholders. The purpose of each annual meeting of REIT I’s shareholders shall be to elect trust managers of REIT I and to transact such other business as may properly come before the meeting.

Special Meetings of the Stockholders
The chief executive officer, the president, a majority of the NNN REIT Board, or a majority of the independent directors may call special meetings of the stockholders of NNN REIT. Special meetings must also be called by NNN REIT’s secretary upon the written request of the holders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting. Such request shall state the purpose of such meeting and the matters to be acted on at such meeting. The NNN REIT secretary must, within 10 days of his or her receipt of such written request, provide written notice to all stockholders of NNN REIT of a meeting and the purpose of such meeting, to be held on a date not less than 15 nor more than 60 days after the secretary’s delivery of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to the stockholders.

Special meetings of the shareholders may be called only by the chief executive officer, or by a majority of the independent trust managers, or by written request to the secretary by the holders of not less than 10% of all of the shares entitled to vote at such meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Business Proposals
Nominations of persons for election to the NNN REIT Board and the proposal of business to be considered by the NNN REIT stockholders may be made at an annual meeting of stockholders (i) pursuant to NNN REIT’s notice of such meeting, (ii) by or at the direction of the NNN REIT Board, or (iii) by any stockholder of NNN REIT who (A) was a stockholder of record at the record date for the annual meeting, at the time of giving of notice provided for in the Second Bylaws and at the time of the annual meeting in question (or any postponement or adjournment thereof), (B) is entitled to vote at such

For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of REIT I. Generally, for a shareholder’s notice to be timely it must be delivered to the secretary not less than seventy (70) days nor more than ninety (90) days prior to the anniversary of the preceding year’s annual meeting. The shareholder’s notice must set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a trust manager, all information relating

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

meeting on the proposed matter, and (C) has complied with the notice procedures set forth in the Second Bylaws.

In general, a stockholder’s notice shall be delivered to the NNN REIT secretary at the principal executive office of NNN REIT no earlier than 120 days nor more than 150 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting.

Only such business shall be conducted at a special meeting of NNN REIT stockholders as shall have been brought before the meeting pursuant to NNN REIT’s notice of meeting. Nominations of persons for election to the NNN REIT Board may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the NNN REIT Board, or (ii) provided such special meeting has been called for the purpose of electing directors to the NNN REIT Board, by any stockholder of NNN REIT who (A) was a stockholder of record at the record date for the special meeting, at the time of giving of notice provided for in the Second Bylaws and at the time of the special meeting (any postponement or adjournment thereof), (B) is entitled to vote at the meeting, and (C) complied with the notice procedures set forth the Second Bylaws.

to such person that is required to be disclosed in solicitations of proxies for election of trust managers, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a trust manager if elected; (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such shareholder, as they appear on REIT I’s share transfer books, and the name and address of such beneficial owner; (b) the class or series and number of shares of beneficial interest of REIT I which are owned beneficially and of record by such shareholder and such beneficial owner; and (c) the date or dates upon which the shareholder acquired ownership of such shares.

State-Anti-Takeover Statutes
The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers of the corporation or by employees who are also directors of the corporation. “Control shares” are shares of stock of the corporation which, if aggregated with other shares controlled by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following
There are no California anti-takeover statutes.

Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Generally, a “control share acquisition” means the acquisition of outstanding control shares. A control share acquisition does not include shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter of bylaws of the corporation. As permitted under the MGCL, the Second Bylaws contain a provision exempting NNN REIT from the control share acquisition statute any and all acquisitions of NNN REIT stock.

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must be recommended by the NNN REIT Board and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the

Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the NNN REIT Board prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements.

Under certain provisions of the MGCL relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in the Articles or the Second Bylaws or by resolutions of the NNN REIT Board and notwithstanding any contrary provision in the Articles or the Second Bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that any and all vacancies on the Board may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. NNN REIT, through a provision in the Articles, has affirmatively opted into the provision of the statute providing that, subject to the rights of any outstanding class or series of NNN REIT stock, any and all vacancies on the NNN REIT Board may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred. Through provisions in the Articles and the Second Bylaws unrelated to the statute, NNN REIT

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
vests in the NNN REIT Board the power to fix the number of directorships, provided that the number is not less than three.

Limited Liability and Indemnification of Directors
The Articles contain provisions limiting the liability of NNN REIT’s directors and officers, such that no director or officer of NNN REIT may be liable to NNN REIT or its stockholders for money damages, subject to the limitations of the NASAA REIT Guidelines and Maryland law. Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Subject to certain restrictions, NNN REIT shall indemnify and pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to: (i) any individual who is a present or former director or officer of NNN REIT; (ii) any individual who, while a director of NNN REIT and at the request of NNN REIT, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his service in such capacity; or (iii) the NNN REIT Advisor or any of its affiliates acting as an agent of NNN REIT.

Pursuant to the Articles, NNN REIT may not provide for indemnification of any director or the NNN REIT Advisor or any of its affiliates for any liability or loss suffered by such indemnitee, nor shall such indemnitee be held harmless

The REIT I Declaration of Trust provides that REIT I trust managers and officers will be indemnified by REIT I, and will be entitled to have paid on their behalf or be reimbursed for reasonable expenses in advance of final disposition of a proceeding, in accordance with the provisions set forth in the REIT I Declaration of Trust, to the full extent permitted from time to time under California law.

Indemnification by REIT I for any trust manager or officer liability or loss suffered by such person is conditioned on: (i) REIT I trust managers having determined, in good faith, that the course of conduct that caused the loss or liability was in the best interest of REIT I; (ii) REIT I trust managers having acted on behalf of or performing services for REIT I; (iii) the liability or loss not being the result of: (A) negligence or misconduct by REIT I trust managers, excluding independent trust managers; or (B) the gross negligence or willful misconduct by the independent trust managers; and (iv) the indemnification being recoverable only out of the net assets of REIT I and not from its shareholders.

Generally, REIT I trust managers will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such person; and the advancement of funds to REIT I trust managers for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the REIT; (ii) the legal action is initiated by a third party who is not a shareholder or the legal

Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

for any loss or liability suffered by NNN REIT, unless all of the following conditions are met: (i) such indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of NNN REIT; (ii) such indemnitee was acting on behalf of or performing services for NNN REIT; (iii) such liability or loss was not the result of negligence or misconduct by the particular indemnitee (excluding the independent directors) or gross negligence or willful misconduct by the particular indemnitee if he or she is an independent director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of NNN REIT’s net assets and not from the stockholders of NNN REIT.

Additionally, NNN REIT may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a director, the NNN REIT Advisor or any of its affiliates unless: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of NNN REIT were offered or sold as to indemnification for violations of securities laws.

The Articles provide that a director, the NNN REIT Advisor or any of its affiliates may be advanced expenses, in advance of final disposition of a proceeding as a result of any legal action is initiated by a shareholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the REIT I trust managers undertake to repay the advanced funds to REIT I, together with the applicable legal rate of interest thereon, in cases in which such trust managers are found not to be entitled to indemnification.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

action for which indemnification is being sought, only if: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of NNN REIT, (ii) such indemnitee provides NNN REIT with written affirmation of his, her or its good faith belief of having met the standard of conduct necessary for indemnification required by the Articles, (iii) the legal proceeding is initiated by a third party who is not a stockholder of NNN REIT or, if by a stockholder of NNN REIT acting in such capacity, a court of competent jurisdiction approves such advancement, and (iv) such indemnitee provides a written undertaking to repay the advanced funds to NNN REIT, together with the applicable legal rate of interest, if ultimately determined that he, she or it did not comply with the requisite standard of conduct and is not entitled to indemnification.

Distributions
Dividends and other distributions payable to stockholders of NNN REIT must be authorized by the NNN REIT Board, subject to the provisions of the MGCL and the Articles. Dividends and other distributions may be paid in cash, property or stock of NNN REIT, subject to the provisions of the MGCL and the Articles.

Distributions in kind by NNN REIT are prohibited except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of NNN REIT and the liquidation of its assets in accordance with the terms of the Articles or (iii) distributions in which (a) the NNN REIT Board advises each stockholder of the risks associated with direct ownership of the property, (b) the NNN REIT Board offers each stockholder the right to elect to receive such in-kind distributions, and (c) in-kind distributions are made only to those NNN REIT stockholders that accept such offer.

Dividends and other distributions payable to shareholders of REIT I must be authorized by the REIT I Board, subject to the provisions of California law. Dividends and other distributions may be paid in cash, property or stock of REIT I, subject to the provisions of California law, the REIT I Declaration of Trust and the REIT I Bylaws.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
Inspection of Books and Records; Reports to Stockholders
Any NNN REIT stockholder and any designated representative thereof will be permitted access to the records of NNN REIT at all reasonable times and may inspect and copy any such records for a reasonable charge. In addition, an alphabetical stockholder list (with the stockholders’ names, addresses, telephone numbers and numbers of shares of NNN REIT held) will be available for inspection upon request by any NNN REIT stockholder if the stockholder represents to NNN REIT that the list will not be used to pursue commercial interests of the stockholder unrelated to the stockholder’s interest in NNN REIT.

NNN REIT must prepare and distribute to each NNN REIT stockholder within 120 days after the end of the fiscal year to which it relates an annual report including: (i) financial statements prepared in accordance with GAAP which are audited and reported on by NNN REIT’s independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the NNN REIT Advisor and any affiliate thereof by NNN REIT or third parties doing business with NNN REIT; (iv) the total operating expenses of NNN REIT, stated as a percentage of average invested assets and as a percentage of net income; (v) a report from the independent directors that the policies being followed by NNN REIT are in the best interests of NNN REIT’s stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving NNN REIT, its directors, the NNN REIT Advisor and any of their respective affiliates occurring in the year for which the annual report is made, which has been examined and commented on by the independent directors regarding the fairness of the transactions.

All shareholders are permitted access to all records of REIT I for proper purposes at all reasonable times, and may inspect and copy any of them. Inspection of REIT I’s books and records by any authorized representative of the Securities Regulation Division of the California Department of Corporations will be provided upon reasonable notice and during normal business hours. A copy of the shareholders list shall be mailed to any shareholder requesting the shareholders list within ten (10) days of the receipt by REIT I of the request. REIT I may require the shareholder requesting the shareholders list to represent that the list is not requested for a commercial purpose unrelated to the shareholder’s interest in REIT I.

REIT I will deliver all required annual, quarterly and other periodic reports as is required under SEC rules and California law.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I
Restrictions on Roll-Up Transactions
In connection with a transaction (a “Roll-Up Transaction”) involving the acquisition, merger, conversion or consolidation, directly or indirectly, of NNN REIT and the issuance of securities of an entity that would be created or would survive after the successful completion of the transaction (a “Roll-Up Entity”), but not including a transaction involving NNN REIT securities that have been listed on a national securities exchange for at least 12 months or a transaction involving the conversion to corporate, trust or association form of only NNN REIT if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of NNN REIT’s existence, compensation to the NNN REIT Advisor or the NNN REIT sponsor or NNN REIT’s investment objectives, the person sponsoring the Roll-Up Transaction must offer to common stockholders who vote “against” on the proposal the choice of: (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or (ii) one of the following: (a) remaining as stockholders of NNN REIT and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of NNN REIT’s net assets.

In addition, NNN REIT is prohibited from participating in any proposed Roll-Up Transaction resulting in the diminishment of certain specified democracy rights of NNN REIT Stockholders.

In connection with a Roll-Up Transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of REIT I and the issuance of securities of a Roll-Up Entity that would be created or would survive after the successful completion of the transaction, but not including a transaction involving REIT I securities that have been listed on a national securities exchange for at least 12 months or a transaction involving the conversion to corporate, trust or association form of only REIT I if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of REIT I’s existence, compensation to the REIT I Advisor or REIT I’s investment objectives, the person sponsoring the Roll-Up Transaction must offer to shareholders who vote “against” on the proposal the choice of: (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or (ii) one of the following: (a) remaining as shareholders of REIT I and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of REIT I’s net assets.

In addition, REIT I is prohibited from participating in any proposed Roll-Up Transaction resulting in the diminishment of certain specified democracy rights of REIT I shareholders.

Dissenters’ Rights
As permitted by the MGCL and subject to the right of NNN REIT stockholders to receive in cash the appraised value of their pro rata share of NNN REIT’s assets in certain circumstances involving roll-up transactions, the Articles provide that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL
REIT I shareholders are not entitled to dissenting shareholder rights other than circumstances involving a Roll-Up Transaction.

	Rights of Stockholders of NNN REIT	Rights of Shareholders of REIT I

or any successor statute unless the NNN REIT Board, upon the affirmative vote of a majority of the NNN REIT Board, determines that such rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Tender Offers
The Articles provide that if any person makes a tender offer, including, without limitation, a “mini-tender offer”, such person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act that would be applicable if the tender offer was for more than five percent of the outstanding shares of NNN REIT’s stock, provided that such documents are not required to be filed with the SEC. Any such person must provide notice to NNN REIT at least 10 business days prior to initiating any such tender offer. In addition, the Articles provide that any person who makes a non-compliant tender offer shall be responsible for all expenses incurred by NNN REIT in connection with the enforcement of the provisions of the Articles relating to tender offers. NNN REIT may also seek injunctive relief, including, without limitation, a temporary or permanent restraining order in connection with any non-compliant tender offer. The Articles provide that the provisions thereof relating to tender offers shall be of no force or effect with respect to any shares that are then listed on a national securities exchange.
The REIT I Charter does not contain any provisions relating to tender offers.

Comparison if None of the NNN REIT Charter and Bylaws Amendment Proposals Are Approved

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
Corporate Governance
NNN REIT is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of NNN REIT stockholders are governed by the MGCL, the NNN REIT Charter and the NNN REIT Bylaws.

REIT I is an unincorporated California real estate investment trust that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of REIT I shareholders are governed by California law, the REIT I Declaration of Trust and the REIT I Bylaws.

Authorized Capital Stock
NNN REIT is authorized to issue 450,000,000 shares of stock, consisting of 400,000,000 shares of common stock, $0.001 par value per share, 300,000,000 shares of which are classified as Class C Common Stock, and 100,000,000 shares of which are classified as Class S Common Stock, and 50,000,000 shares of preferred stock, $0.001 par value per share.

At September 30, 2019, there were issued and outstanding 15,916,672 shares of Class C Common Stock, and 186,260 shares of Class S Common Stock. At September 30, 2019, there were no issued and outstanding shares of NNN REIT’s preferred stock.

The NNN REIT Board is authorized to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by fixing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock. A majority of the entire NNN REIT Board, without any action by the stockholders of NNN REIT, may amend the NNN REIT Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that NNN REIT has the authority to issue.

REIT I is authorized to issue 10,000,000 common shares, $0.01 par value per share.

At September 30, 2019, there were 8,344,729 REIT I common shares issued and outstanding.

The REIT I Board is authorized to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by fixing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock. A majority of the entire REIT I Board, without any action by the shareholders of REIT I, may amend the REIT I Declaration of Trust to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that REIT I has the authority to issue.

Voting Rights	Each holder of a NNN REIT common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.	Each holder of REIT I common shares is entitled to one vote per share on all matters upon which shareholders are entitled to vote.

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I

Holders of Class S common stock of NNN REIT have exclusive voting rights on matters that only affect the rights of the Class S common stock.

Unless a greater vote is otherwise required or permitted under the MGCL, the NNN REIT Charter, the NNN REIT Bylaws or a resolution adopted by the NNN REIT Board, each matter submitted to the stockholders of NNN REIT shall be approved by a majority of the shares of NNN REIT entitled to vote on, and voted for or against, such matter.

The REIT I Declaration of Trust may not be amended in any manner that would adversely affect the rights or protections of trust managers with regard to liability and indemnification. In addition, without the approval of a majority of the shares of stock entitled to vote on the matter, the REIT I Board may not (i) amend the REIT I Declaration of Trust except as permitted under California law, liquidate or dissolve REIT I, (ii) sell all or substantially all of REIT I’s assets other than in the ordinary course of business or as otherwise permitted by law, or (iii) cause the merger or similar reorganization of REIT I.

The REIT I Declaration of Trust also provides that, with respect to shares of stock of REIT I owned by the REIT I Advisor, any REIT I trust manager or any of their affiliates, neither the REIT I Advisor nor such trust manager nor any of their affiliates may vote or consent on matters submitted to the shareholders regarding the removal of the REIT I Advisor, such trust manager or any of their affiliates, or on any transaction between REIT I and any of them.

Unless a greater vote is otherwise required or permitted under California law or the REIT I Declaration of Trust, a majority of the votes cast in favor of a matter at a meeting of shareholders duly called and at which a quorum is present is sufficient to approve any matter.

Cumulative Voting	Holders of shares of stock of NNN REIT do not have the right to cumulate their votes with respect to the election of directors.	Holders of shares of stock of REIT I do not have the right to cumulate their votes with respect to the election of trust managers.

Size of the Board of Directors
The NNN REIT Charter and the NNN REIT Bylaws provide for a minimum of three directors and a maximum of seven directors. The number of directors may be increased or decreased from time to time pursuant to NNN REIT Bylaws but shall never be less than three nor more than seven. The

The REIT I Declaration of Trust and REIT I Bylaws provide for a minimum of three trust managers and a maximum of seven trust managers. The number of trust managers may be increased or decreased from time to time pursuant to the REIT I Declaration of Trust but shall never be less than three. The

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
	current size of the NNN REIT Board is six, which shall be increased to seven at the NNN REIT annual meeting.	current size of the REIT I Board is five.

Classified Board and Term of Directors
The NNN REIT Board is not classified.

Each director of NNN REIT shall hold office for a term of one year until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Directors may be elected to an unlimited number of successive terms.
The REIT I Board is not classified.

Election of Directors
The holders of a majority of the shares of stock of NNN REIT entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the NNN REIT Board, vote to elect a director.

The holders of a majority of the shares of stock of REIT I entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the REIT I Board, vote to elect a trust manager.

Independent Directors
The NNN REIT Charter provides that a majority of the NNN REIT Board must be independent directors, except during a period of vacancy or vacancies on the NNN REIT Board. The NNN REIT Charter also provides that at least one of the independent directors must have three years of relevant real estate experience. The NNN REIT Charter further provides that certain specified matters, including, without limitation, the issuance of shares of preferred stock, must be approved by a majority of the independent directors.

In addition, the NNN REIT Charter provides that each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by NNN REIT.

The REIT I Declaration of Trust provides that a majority of the REIT I Board must be independent trust managers, as defined in the REIT I Declaration of Trust, except for a period of vacancies. The REIT I Declaration of Trust also provides that at least one of the independent trust managers must have three years of relevant real estate experience. The REIT I Declaration of Trust further provides that certain specified matters, including, without limitation, matters relating to conflicts of interest and investment restrictions, must be approved by a majority of the independent trust managers.

In addition, the REIT I Declaration of Trust provides that each trust manager must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by REIT I.

Removal of Directors	The NNN REIT Charter provides that any director, or the entire NNN REIT Board, may be removed from office at	The REIT I Declaration of Trust provides that any trust manager, or the entire REIT I Board, may be removed

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
	any time, but only for cause (as defined in the NNN REIT Charter), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.	from office at any time, but only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of trust managers.

Filling Vacancies of Directors
Any vacancy on the NNN REIT Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Notwithstanding the foregoing, a majority of the independent directors shall nominate replacements for vacancies among the independent director positions. Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Any vacancy on the REIT I Board may be filled only by a majority of the remaining trust managers, even if the remaining trust managers do not constitute a quorum. Notwithstanding the foregoing, a majority of the independent trust managers shall nominate replacements for vacancies among the independent trust manager positions. Any trust managers elected to fill a vacancy shall serve for the remainder of the full term of the person as to which the vacancy occurred and until his or her successor is duly elected and qualified.

Extraordinary Transactions
The vote of stockholders holding at least two-thirds of the outstanding shares of NNN REIT’s stock entitled to vote on the matter is required to approve a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of NNN REIT’s assets.

The vote of shareholders holding at least a majority of the outstanding REIT I common shares entitled to vote is required to approve a merger or other reorganization of REIT I, a liquidation or dissolution of REIT I, or the sale of all or substantially all of REIT I’s assets.

Amendment of Charter
Except for amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the NNN REIT Charter, any amendment to the NNN REIT Charter will be valid only if declared advisable by the NNN REIT Board and approved by stockholders holding at least majority of the outstanding shares of NNN REIT’s stock entitled to vote on the matter.

Except for amendments permitted to be made without shareholder approval under California law or by specific provision in the REIT I Declaration of Trust, any amendment to the REIT I Declaration of Trust will be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

Amendment of Bylaws
The NNN Bylaws may be amended, added to, rescinded or repealed at any meeting of the NNN REIT stockholders, provided that notice of the proposed change was given pursuant to the NNN REIT Bylaws and such amendment is approved by the affirmative vote of the holders of shares of NNN REIT entitled to cast a
The REIT I Bylaws may be amended by either the REIT I Board or holders of a majority of the outstanding REIT I common shares.

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
majority of the votes entitled to be cast on the matter.

Ownership Limitation
With certain limited exceptions, no person may beneficially own, or constructively own or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares of common stock of NNN REIT, unless such person is an excepted holder and subject to a percentage limit established by the NNN REIT Board.

Any attempted transfer of NNN REIT common stock that, if effective, would result in a violation of the ownership limit or other restrictions on ownership and transfer in the NNN REIT Charter will be null and void.

In addition, in the event of a transfer or attempted transfer, or other event, that would result in any person owning, directly or indirectly, shares of common stock in excess of the ownership limit or other restrictions on ownership and transfer, such shares of NNN REIT stock will automatically be exchanged for shares of “excess stock.” All shares of excess stock will be automatically transferred, without action by the purported holder, to NNN REIT, as the excess stock trustee of an excess stock trust for the benefit of such beneficiary to whom an interest in the excess stock may be transferred. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. Shares of excess stock held in trust will remain issued and outstanding shares. The prohibited transferee will have no rights in the shares of excess stock except the right to designate a transferee of such excess stock in accordance with the requirements of the NNN REIT Charter. Shares of excess stock will not be entitled to any dividends or distributions except in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any other distribution of NNN REIT’s assets. The
No person may own more than 8.0% of the shares of outstanding REIT I common shares unless exempted by the REIT I Board for ownership of up to 9.9%.

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
holders of shares of excess stock shall not be entitled to vote on any matters (except as required by the MGCL).

Annual Meetings of Stockholders
The annual meeting of the stockholders of NNN REIT shall be held at a date and time set by the NNN REIT Board; provided, however, that such meeting shall not be held less than thirty days after the delivery of the annual report to stockholders. The purpose of each annual meeting of the stockholders shall be to elect directors of NNN REIT and to transact such other business as may properly come before the meeting.

The annual meeting of the shareholders of REIT I shall be held at a date and time set by the REIT I Board; provided, however, that such meeting shall not be held less than thirty days after the delivery of the annual report to REIT I’s shareholders. The purpose of each annual meeting of REIT I’s shareholders shall be to elect trust managers of REIT I and to transact such other business as may properly come before the meeting.

Special Meetings of the Stockholders
The chief executive officer, the president, a majority of the NNN REIT Board, or a majority of the independent directors may call special meetings of the stockholders of NNN REIT. Special meetings must also be called by NNN REIT’s secretary upon the written request of the holders entitled to cast not less than 10% of all the shares of NNN REIT stock then outstanding and entitled to vote at such meeting.

Special meetings of the shareholders may be called only by the chief executive officer, or by a majority of the independent trust managers, or by written request to the secretary by the holders of not less than 10% of all of the shares entitled to vote at such meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Business Proposals
Nominations of persons for election to the NNN REIT Board and the proposal of business to be considered by the NNN REIT stockholders may be made at an annual meeting of stockholders (i) pursuant to NNN REIT’s notice of such meeting, (ii) by or at the direction of the NNN REIT Board, or (iii) by any stockholder of NNN REIT entitled to vote at such meeting on the proposed matter who has complied with the notice procedures set forth in the NNN REIT Bylaws.

In general, a stockholder’s notice shall be delivered to the secretary at the principal executive office of NNN REIT no earlier than 70 days nor more than 90 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting.

For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of REIT I. Generally, for a shareholder’s notice to be timely it must be delivered to the secretary not less than seventy (70) days nor more than ninety (90) days prior to the anniversary of the preceding year’s annual meeting. The shareholder’s notice must set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a trust manager, all information relating to such person that is required to be disclosed in solicitations of proxies for election of trust managers, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a trust manager if elected; (ii) as to any other

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I

Only such business shall be conducted at a special meeting of NNN REIT stockholders as shall have been brought before the meeting pursuant to NNN REIT’s notice of meeting. Nominations of persons for election to the NNN REIT Board may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the NNN REIT Board, or (ii) by any stockholder of NNN REIT who is entitled to vote at the meeting who has complied with the notice procedures set forth in the NNN REIT Bylaws.

business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such shareholder, as they appear on REIT I’s share transfer books, and the name and address of such beneficial owner; (b) the class or series and number of shares of beneficial interest of REIT I which are owned beneficially and of record by such shareholder and such beneficial owner; and (c) the date or dates upon which the shareholder acquired ownership of such shares.

State-Anti-Takeover Statutes
The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers of the corporation or by employees who are also directors of the corporation. “Control shares” are shares of stock of the corporation which, if aggregated with other shares controlled by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Generally, a “control share acquisition” means the acquisition of outstanding control shares. A control share acquisition does not include shares acquired in a merger, consolidation or share exchange if the corporation is a
There are no California anti-takeover statutes.

Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I

party to the transaction or to acquisitions approved or exempted by the charter of bylaws of the corporation.

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must be recommended by the NNN REIT Board and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the NNN REIT Board prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements.

Under certain provisions of the MGCL relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I

independent directors may elect to be subject, by provision in the NNN REIT Charter or the NNN REIT Bylaws or by resolutions of the NNN REIT Board and notwithstanding any contrary provision in the NNN REIT Charter or the NNN REIT Bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that any and all vacancies on the Board may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. NNN REIT, through a provision in the NNN REIT Charter, has affirmatively opted into the provision of the statute providing that, subject to the rights of any outstanding class or series of NNN REIT stock, any and all vacancies on the NNN REIT Board may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred. Through provisions in the NNN REIT Charter and the NNN REIT Bylaws unrelated to the statute, NNN REIT vests in the NNN REIT Board the power to fix the number of directorships, provided that the number is not less than three.

Limited Liability and Indemnification of Directors
The NNN REIT Bylaws generally require NNN REIT to indemnify and advance expenses to its directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself or herself in good faith, (b) reasonably believed, in the case of conduct in his or her official capacity, that his conduct was in NNN REIT’s best interests and, in all other cases, that his or her conduct was at least not opposed to NNN REIT’s best interests,

The REIT I Declaration of Trust provides that REIT I trust managers and officers will be indemnified by REIT I, and will be entitled to have paid on their behalf or be reimbursed for reasonable expenses in advance of final disposition of a proceeding, in accordance with the provisions set forth in the REIT I Declaration of Trust, to the full extent permitted from time to time under California law.

Indemnification by REIT I for any trust manager or officer liability or loss

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I

and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, however, that in the event that he is found liable to NNN REIT or is found liable on the basis that personal benefit was improperly received by him or her, the indemnification (i) is limited to reasonable expenses actually incurred by him or her in connection with the proceeding and (ii) will not be made in respect of any proceeding in which he or she shall have been found liable for willful or intentional misconduct in the performance of his duty to NNN REIT.

suffered by such person is conditioned on: (i) REIT I trust managers having determined, in good faith, that the course of conduct that caused the loss or liability was in the best interest of REIT I; (ii) REIT I trust managers having acted on behalf of or performing services for REIT I; (iii) the liability or loss not being the result of: (A) negligence or misconduct by REIT I trust managers, excluding independent trust managers; or (B) the gross negligence or willful misconduct by the independent trust managers; and (iv) the indemnification being recoverable only out of the net assets of REIT I and not from its shareholders.

Generally, REIT I trust managers will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such person; and the advancement of funds to REIT I trust managers for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the REIT; (ii) the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the REIT I trust managers undertake to repay the advanced funds to REIT I, together with the applicable legal rate of interest thereon, in cases in which such trust managers are found not to be entitled to indemnification.

Distributions
Dividends and other distributions payable to stockholders of NNN REIT must be authorized by the NNN REIT Board, subject to the provisions of the MGCL and the NNN REIT Charter. Dividends and other distributions may be paid in cash, property or stock of NNN REIT, subject to the provisions of

Dividends and other distributions payable to shareholders of REIT I must be authorized by the REIT I Board, subject to the provisions of California law. Dividends and other distributions may be paid in cash, property or stock of REIT I, subject to the provisions of California law, the REIT I Declaration

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
	the MGCL and the NNN REIT Charter.	of Trust and the REIT I Bylaws.

Inspection of Books and Records; Reports to Stockholders
An alphabetical stockholder list (with the stockholders’ names, addresses, telephone numbers and numbers of shares of NNN REIT held) will be available for inspection upon request by any NNN REIT stockholder if the stockholder represents to NNN REIT that the list will not be used to pursue commercial interests of the stockholder unrelated to the stockholder’s interest in NNN REIT.

NNN REIT must prepare and distribute to each NNN REIT stockholder within 120 days after the end of the fiscal year to which it relates an annual report including: (i) financial statements prepared in accordance with GAAP which are audited and reported on by NNN REIT’s independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the NNN REIT Advisor and any affiliate thereof by NNN REIT or third parties doing business with NNN REIT; (iv) the total operating expenses of NNN REIT, stated as a percentage of average invested assets and as a percentage of net income; (v) a report from the conflicts committee of the NNN REIT Board that the policies being followed by NNN REIT are in the best interests of NNN REIT’s stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving NNN REIT, its directors, the NNN REIT Advisor and any of their respective affiliates occurring in the year for which the annual report is made, which has been examined and commented on by the conflicts committee of the NNN REIT Board regarding the fairness of the transactions.

All shareholders are permitted access to all records of REIT I for proper purposes at all reasonable times, and may inspect and copy any of them. Inspection of REIT I’s books and records by any authorized representative of the Securities Regulation Division of the California Department of Corporations will be provided upon reasonable notice and during normal business hours. A copy of the shareholders list shall be mailed to any shareholder requesting the shareholders list within ten (10) days of the receipt by REIT I of the request. REIT I may require the shareholder requesting the shareholders list to represent that the list is not requested for a commercial purpose unrelated to the shareholder’s interest in REIT I.

REIT I will deliver all required annual, quarterly and other periodic reports as is required under SEC rules and California law.

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
Restrictions on Roll-Up Transactions
In connection with a Roll-Up Transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of NNN REIT and the issuance of securities of a Roll-Up Entity, but not including a transaction involving NNN REIT securities that have been listed on a national securities exchange for at least 12 months or a transaction involving the conversion to corporate, trust or association form of only NNN REIT if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of NNN REIT’s existence, compensation to the NNN REIT Advisor or the NNN REIT sponsor or NNN REIT’s investment objectives, the person sponsoring the Roll-Up Transaction must offer to common stockholders who vote “no” on the proposal the choice of: (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or (ii) one of the following: (a) remaining as stockholders of NNN REIT and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of NNN REIT’s net assets.

In addition, NNN REIT is prohibited from participating in any proposed Roll-Up Transaction resulting in the diminishment of certain specified democracy rights of NNN REIT stockholders.

In connection with a Roll-Up Transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of REIT I and the issuance of securities of a Roll-Up Entity that would be created or would survive after the successful completion of the transaction, but not including a transaction involving REIT I securities that have been listed on a national securities exchange for at least 12 months or a transaction involving the conversion to corporate, trust or association form of only REIT I if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of REIT I’s existence, compensation to the REIT I Advisor or REIT I’s investment objectives, the person sponsoring the Roll-Up Transaction must offer to shareholders who vote “against” on the proposal the choice of: (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or (ii) one of the following: (a) remaining as shareholders of REIT I and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of REIT I’s net assets.

In addition, REIT I is prohibited from participating in any proposed Roll-Up Transaction resulting in the diminishment of certain specified democracy rights of REIT I shareholders.

	Rights of stockholders of NNN REIT	Rights of Shareholders of REIT I
Dissenters’ Rights
As permitted by the MGCL and subject to the right of NNN REIT stockholders to receive in cash the appraised value of their pro rata share of NNN REIT’s assets in certain circumstances involving roll-up transactions, the NNN REIT Charter provides that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the NNN REIT Board, upon the affirmative vote of a majority of the NNN REIT Board, determines that such rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.
REIT I shareholders are not entitled to dissenting shareholder rights other than circumstances involving a Roll-Up Transaction.

Tender Offers	The NNN REIT Charter does not contain any provisions relating to tender offers.	The REIT I Charter does not contain any provisions relating to tender offers.

LEGAL MATTERS

It is a condition to the Merger that NNN REIT receives an opinion from Morris, Manning & Martin concerning the U.S. federal income tax consequences of the Merger. The validity of the shares of NNN REIT to be issued in the Merger will be passed upon for NNN REIT by Venable LLP. Certain legal matters relating to the Merger will be passed upon for REIT I by Corporate Law Solutions, P.C.

EXPERTS

The consolidated financial statements of NNN REIT at December 31, 2018, and for the year then ended (including the schedule appearing therein), included in Appendix I to this Joint Proxy Statement and Prospectus, which is referred to and made a part of this Registration Statement, have been audited by Squar Milner, independent registered public accounting firm, and at December 31, 2017, and for the year then ended (including the schedule appearing therein), by Ernst & Young, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of REIT I at December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, included in Appendix II to this Joint Proxy Statement and Prospectus, which is referred to and made a part of this Registration Statement, have been audited by Squar Milner, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

NNN REIT. An NNN REIT stockholder seeking to present a proposal of business or nominate a director for election to the NNN REIT Board at NNN REIT’s 2020 annual meeting of stockholders but not intending for such proposal or nomination to be included in the proxy statement for the meeting must comply with the advance notice requirements set forth in NNN REIT’s bylaws. NNN REIT’s bylaws require a stockholder desiring to present a proposal or nominate a director for the next annual meeting of stockholders to provide written notice to the company’s Secretary at the company’s principal executive offices (i) not earlier than September 18, 2020, 90 days prior to the anniversary of the NNN REIT annual meeting, and not later than October 8, 2020, 70 days prior to such anniversary, or (ii) if the date of the next annual meeting of stockholders is more than 30 days before or more than 60 days after the one-year anniversary of the NNN REIT annual meeting, not earlier than the 90th day, or later than the 70th day prior to such annual meeting of stockholders. Other specifics regarding the notice procedures, including the required content of the notice, can be found in Section 2.9 of NNN REIT’s bylaws.

An NNN REIT stockholder seeking to have a proposal included in the proxy statement for NNN REIT’s next annual meeting of stockholders must comply with Rule 14a-8 under the Exchange Act, which sets forth the requirements for including stockholder proposals in company-sponsored proxy materials. In accordance with Rule 14a-8, any such proposal must be received by NNN REIT’s Secretary at the company’s principal executive offices by June 24, 2020, which is 120 days prior to the one-year anniversary of the date this Joint Proxy Statement and Prospectus was first mailed to NNN REIT stockholders. However, if the date of NNN REIT’s next annual meeting of stockholders changes by more than 30 days from the one-year anniversary of the date of the NNN REIT annual meeting, then such proposals must be received a reasonable time before NNN REIT begins to print and send proxy materials for its next annual meeting of stockholders.

OTHER MATTERS

In accordance with a notice previously sent to REIT I shareholders or NNN REIT stockholders, as applicable, REIT I and NNN REIT are sending only a single Joint Proxy Statement and Prospectus to any household at which two or more shareholders or stockholders reside if they share the same last name or REIT I or NNN REIT, as applicable, reasonably believes they are members of the same family, unless REIT I or NNN REIT, as applicable, has received instructions to the contrary from any shareholder or stockholder at that address. This practice is known as “householding” and stems from rules adopted by the SEC. REIT I or NNN REIT, as applicable, will deliver promptly, upon written or oral request, a separate copy of this Joint Proxy Statement and Prospectus to a shareholder or stockholder at a shared address to which a single copy of the document was previously delivered. If you received a single Joint Proxy Statement and Prospectus, but you would prefer to receive your own copy, you may direct requests for separate copies by calling Broadridge at (833) 814-9449, or calling REIT I or NNN REIT at (855)-742-4862.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RW HOLDINGS NNN REIT, INC.,

RICH UNCLES NNN OPERATING PARTNERSHIP, LP,

KATANA MERGER SUB, LP

AND

RICH UNCLES REAL ESTATE INVESTMENT TRUST I

DATED AS OF SEPTEMBER 19, 2019

A-i

A-ii

EXHIBITS

Exhibit A – REIT I Charter Amendment

DISCLOSURE LETTERS

REIT I Disclosure Letter
NNN REIT Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 19, 2019 (this “Agreement”), is made and entered in by and among RW Holdings NNN REIT, Inc., a Maryland corporation (“NNN REIT”), Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership and the operating partnership of NNN REIT (“NNN REIT Operating Partnership”), Katana Merger Sub, LP, a Delaware limited partnership and a subsidiary of NNN REIT (“Merger Sub”), and Rich Uncles Real Estate Investment Trust I, an unincorporated California association (“REIT I”). Each of NNN REIT, NNN REIT Operating Partnership, Merger Sub and REIT I is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which REIT I will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company, and each share of REIT I Capital Stock (as defined herein) issued and outstanding immediately prior to the Merger Effective Time (as defined herein) will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corporations Code (the “CCC”) and the Delaware Revised Uniform Limited Partnership Act (“DRULPA”);

WHEREAS, on the recommendation of the special committee (the “REIT I special committee”) of the REIT I Board of Trust Managers (the “REIT I Board”), the REIT I Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT I and its shareholders, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger be submitted for consideration at the REIT I Shareholders Meeting and (d) recommended the approval of the Merger by the REIT I Shareholders;

WHEREAS, on the recommendation of the special committee (the “NNN REIT special committee”) of the Board of Directors of NNN REIT (the “NNN REIT Board”), the NNN REIT Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of NNN REIT and its stockholders, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger be submitted for consideration at the NNN REIT Stockholders Meeting and (d) recommended the approval of the Merger by the stockholders of NNN REIT;

WHEREAS, NNN REIT, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1   Definitions.

(a)   For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to NNN REIT or REIT I, as applicable, than those contained in the Confidentiality Agreement.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, or whether or not reduced to writing.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in Los Angeles, California are authorized or required to be closed.

“CCC” has the meaning set forth in the Recitals.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means the letter agreement dated as of May 20, 2019, between REIT I and NNN REIT.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“Contribution Agreement” means that certain Contribution Agreement being entered concurrently herewith by and among NNN Rich Uncles Partnership, NNN REIT, REIT I Advisor and Daisho OP Holdings, LLC.

“Debt Facilities” means, with respect to REIT I, any Contract set forth in Section 4.12(a)(iv) of the REIT I Disclosure Letter.

“Environmental Law” means any Law (including common law) relating to the pollution (or cleanup thereof) or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the REIT I Proxy Statement (with respect to REIT I) and the NNN REIT Proxy Statement (with respect to NNN REIT), the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the REIT I Proxy Statement (with respect to REIT I) and the NNN REIT Proxy Statement (with respect to NNN REIT), the solicitation of stockholder approval, engaging the services of the Transfer Agent, obtaining any third party consents, making any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“Expense Reimbursement Payment” means payment in an amount equal to the documented Expenses of the Party that is entitled to receive such payment pursuant to Section 9.3; provided, that such payment shall not exceed $1,000,000.

“Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.4 (Capital Structure); Section 4.5(f) (Investment Company Act); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority) and Section 5.4 (Capital Structure).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas or minerals in each case, whether naturally occurred or man-made, that is listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to any REIT I Party, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the REIT I Disclosure Letter and (ii) with respect to any NNN REIT Party, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the NNN REIT Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, excluding any restrictions on transfer of equity securities arising under applicable securities Laws.

“Material Contract” means any NNN REIT Material Contract or any REIT I Material Contract, as applicable.

“Merger Sub Governing Documents” means the certificate of limited partnership and limited partnership agreement of Merger Sub, as in effect on the date hereof.

“NNN REIT Advisor” means Rich Uncles NNN REIT Operator, LLC, a Delaware limited liability company and external adviser to NNN REIT.

“NNN REIT Advisory Agreement” means the Second Amended and Restated Advisory Agreement between NNN REIT and NNN REIT Advisor, dated as of August 11, 2017, as amended or supplemented as of the date hereof.

“NNN REIT Bylaws” means the Bylaws of NNN REIT, as amended and in effect on the date hereof.

“NNN REIT Charter” means the Articles of Amendment and Restatement of the Articles of Incorporation of NNN REIT dated May 23, 2016, as amended or supplemented and in effect on the date hereof.

“NNN REIT Class C Common Stock” means the NNN REIT Common Stock classified as Class C pursuant to the NNN REIT Charter.

“NNN REIT Class S Common Stock” means the NNN REIT Common Stock classified as Class S pursuant to the NNN REIT Charter.

“NNN REIT Common Stock” means the common stock, par value $0.001 per share, of NNN REIT.

“NNN REIT DRP” means the distribution reinvestment plan of NNN REIT.

“NNN REIT Governing Documents” means the NNN REIT Charter, the NNN REIT Bylaws, the certificate of limited partnership of NNN REIT Operating Partnership, and the NNN REIT Partnership Agreement.

“NNN REIT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of NNN REIT and the NNN REIT Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of NNN REIT Parties to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “NNN REIT Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which NNN REIT or the NNN REIT Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate effect on NNN REIT and the NNN REIT Subsidiaries, taken as a whole, compared to other companies in the industry in which NNN REIT and the NNN REIT Subsidiaries operate), (B) changes in general economic conditions in the industries in which NNN REIT and the NNN REIT Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (E) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of REIT I, (G) earthquakes, hurricanes, floods or other natural disasters, (H) changes in Law or GAAP (or the interpretation thereof), or (I) any Action made or initiated by any holder of NNN REIT Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (A), (B), (C), (D), (G) and (H) do not disproportionately affect NNN REIT and the NNN REIT Subsidiaries, taken as a whole, compared to other companies in the industry in which NNN REIT and the NNN REIT Subsidiaries operate.

“NNN REIT OP Partnership Interest” means the ownership interest in NNN REIT Operating Partnership owned by a partner thereof.

“NNN REIT Parties” means NNN REIT, Merger Sub and NNN REIT Operating Partnership.

“NNN REIT Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership, dated as of August 11, 2017, of NNN REIT Operating Partnership, as amended through the date hereof.

“NNN REIT Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by NNN REIT or any NNN REIT Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“NNN REIT Proxy Statement” means the proxy statement relating to the NNN REIT Stockholders Meeting (with respect to the disclosures therein relating to NNN REIT, its officers and directors and any NNN REIT Subsidiary), together with any amendments or supplements thereto, which is a part of the Joint Proxy Statement/Prospectus.

“NNN REIT SRP” means the share repurchase program of NNN REIT in effect as of the date of this Agreement.

“NNN REIT Stockholder Approval” means the affirmative vote of a majority of the votes cast by the holders shares of NNN REIT Common Stock entitled to vote at the NNN REIT Stockholders Meeting on the Merger.

“NNN REIT Stockholders Meeting” means the meeting of the holders of shares of NNN REIT Common Stock for the purpose of seeking the NNN REIT Stockholder Approval, including any postponement of adjournment thereof.

“NNN REIT Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by NNN REIT, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by NNN REIT or of which NNN REIT or any NNN REIT Subsidiary is a general partner, manager, managing member or the equivalent, including NNN REIT Operating Partnership.

“NNN REIT Termination Payment” means an amount equal to $2,540,000.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) mechanics and materialmen’s Liens for amounts incurred in the ordinary course of business and which are not yet due and payable or are being contested in good faith or such Liens which have been filed of record but which have been bonded over or otherwise insured against; (iii) with respect to any real property, Liens that are zoning regulations, entitlements or other land use or environmental regulations by any Governmental Authority; (iv) with respect to NNN REIT, Liens that are disclosed on Section 1.1(a) of the NNN REIT Disclosure Letter, and with respect REIT I, Liens that are disclosed on Section 1.1(a) of the REIT I Disclosure Letter; (v) with respect to NNN REIT, Liens that are disclosed on the most recent consolidated balance sheet of NNN REIT, or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to REIT I, Liens that are disclosed on the most recent consolidated balance sheet of REIT I, or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to NNN REIT or REIT I, arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of NNN REIT or REIT I, Liens that are disclosed on existing title policies made available to the other Party prior to the date hereof; or (viii) with respect to NNN REIT or REIT I, Liens that were incurred in the ordinary course of business since December 31, 2017, and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“REIT I Advisor” means BrixInvest, LLC, a Delaware limited liability company and the external advisor to REIT I.

“REIT I Bylaws” means the Bylaws of REIT I, as amended and in effect on the date hereof.

“REIT I Capital Stock” means the REIT I Common Shares and the REIT I Excess Shares, collectively.

“REIT I Charter” means the Amended and Restated Declaration of Trust of REIT I dated December 29, 2015, as amended or supplemented and in effect on the date hereof.

“REIT I Charter Amendment” means the amendment to the REIT I Charter in the form attached hereto as Exhibit A.

“REIT I Common Shares” means the shares of beneficial interest of REIT I representing common shares, $0.01 par value per share.

“REIT I DRP” means the dividend reinvestment plan of REIT I.

“REIT I Excess Shares” means the shares of beneficial interest of REIT I representing excess shares, $0.01 par value per share.

“REIT I Governing Documents” means the REIT I Charter and the REIT I Bylaws.

“REIT I Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of REIT I and the REIT I Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of the REIT I to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “REIT I Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which REIT I or the REIT I Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate effect on REIT I and the REIT I Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT I and the REIT I Subsidiaries operate), (B) changes in general economic conditions in the industries in which REIT I and the REIT I Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (E) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of NNN REIT, (G) earthquakes, hurricanes, floods or other natural disasters, (H) changes in Law or GAAP (or the interpretation thereof), or (I) any Action made or initiated by any holder of REIT I Common Shares, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (A), (B), (C), (D), (G) and (H) do not disproportionately affect REIT I and the REIT I Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT I and the REIT I Subsidiaries operate.

“REIT I Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by REIT I or any REIT I Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“REIT I Proxy Statement” means the proxy statement relating to the REIT I Shareholders Meeting (with respect to the disclosures therein relating to REIT I, its officers and directors and any REIT I Subsidiary), together with any amendments or supplements thereto, which is a part of the Joint Proxy Statement/Prospectus.

“REIT I Shareholders” means the holders of the outstanding REIT I Common Shares.

“REIT I Shareholder Approvals” means the affirmative vote of the holders of a majority of the outstanding shares of REIT I Common Shares entitled to vote at the REIT I Shareholders Meeting on both the Merger and the REIT I Charter Amendment.

“REIT I Shareholders Meeting” means the meeting of the holders of shares of REIT I Common Shares for the purpose of seeking the REIT I Shareholder Approvals, including any postponement or adjournment thereof.

“REIT I SRP” means the share repurchase program of REIT I in effect as of the date of this Agreement.

“REIT I Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by REIT I, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by REIT I or of which REIT I or any REIT I Subsidiary is a general partner, manager, managing member or the equivalent.

“REIT I Termination Payment” means an amount equal to $$2,540,000.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Tax” or “Taxes” means any United States federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Lien” means Liens relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means, as applicable, the Expense Reimbursement Payment, the REIT I Termination Payment or the NNN REIT Termination Payment payable pursuant to Section 9.3(b).

“Wholly Owned REIT I Subsidiary” means any wholly owned subsidiary of REIT I.

“Wholly Owned NNN REIT Subsidiary” means NNN REIT Operating Partnership and any wholly owned subsidiary of NNN REIT or NNN REIT Operating Partnership.

(b)   In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Agreement	Section 7.3(d)
Agreement	Preamble
Certificate of Merger	Section 2.3
Charter Restrictions	Section 7.10
Closing	Section 2.2
Closing Date	Section 2.2
Competing Proposal	Section 7.3(k)(i)
DE SOS	Section 2.3(a)
DRULPA	Recitals
Encumbrances	Section 4.10(a)
Escrow Agreement	Section 9.3(b)
Exchange Ratio	Section 3.1(a)(i)
Form S-4	Section 7.1(a)
Indemnified Parties	Section 7.8(b)
Interim Period	Section 6.1(a)
Joint Proxy Statement/Prospectus	Section 7.1
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
Merger	Recitals
NNN REIT	Preamble
NNN REIT Adverse Recommendation Change	Section 7.1(c)
NNN REIT Board	Recitals

Defined Term	Location of Definition
NNN REIT Disclosure Letter	Article 5
NNN REIT Operating Partnership	Recitals
NNN REIT Preferred Stock	Section 5.4(a)
NNN REIT special committee	Recitals
NNN REIT Terminating Breach	Section 9.1(c)(i)
NNN REIT Voting Debt	Section 5.4(d)
Party(ies)	Preamble
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Registered Securities	Section 7.1(a)
REIT I	Preamble
REIT I Adverse Recommendation Change	Section 7.3(d)
REIT I Board	Recitals
REIT I Board Recommendation	Section 4.2(c)
REIT I Disclosure Letter	Article 4
REIT I Insurance Policies	Section 4.15
REIT I Management Agreement Documents	Section 4.12(d)
REIT I Material Contract	Section 4.12(b)
REIT I Organizational Documents	Section 7.8(b)
REIT I Permits	Section 4.8(a)
REIT I Related Party Agreements	Section 4.17
REIT I SEC Documents	Section 4.5(a)
REIT I special committee	Recitals
REIT I Subsidiary Partnership	Section 4.13(h)
REIT I Tax Protection Agreements	Section 4.13(h)
REIT I Terminating Breach	Section 9.1(d)(i)
REIT I Voting Debt	Section 4.4(c)
Merger Effective Time	Section 2.3
Sarbanes-Oxley Act	Section 4.5(a)
Superior Proposal	Section 7.3(k)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Transfer Agent	Section 3.2(a)
Transfer Taxes	Section 7.13(d)

Section 1.2   Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)   when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)   whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)   “or” shall be construed in the inclusive sense of “and/or”;

(e)   the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)   all references herein to “$” or dollars shall refer to United States dollars;

(g)   no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)   it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)   the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase;

(j)   references to a Person are also to its successors and permitted assigns;

(k)   any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of Los Angeles, California, unless otherwise specified;

(l)   all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(m)   the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1   The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CCC and DRULPA, at the Merger Effective Time, REIT I shall be merged with and into Merger Sub, whereupon the separate existence of REIT I will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following and as a result of the Merger, the Surviving Entity will be owned by NNN REIT, as its general partner, and Rich Uncles NNN LP LLC, as its limited partner. The Merger shall have the effects provided in this Agreement and the Certificate of Merger, and as specified in the applicable provisions of the CCC and DRULPA.

Section 2.2   Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Pacific time on the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by NNN REIT and REIT I. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3   Effective Time. On the Closing Date, NNN REIT, REIT I and Merger Sub shall (i) cause a certificate of merger with respect to the Merger to be duly executed and filed with the Delaware Secretary of State in accordance with the DRULPA (the “Certificate of Merger”), (ii) make any other filings, recordings or publications required to be made by REIT I, Merger Sub or the Surviving Entity under the DRULPA or CCC in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger are accepted for record by the Delaware Secretary of State or on such other date and time (not to exceed five (5) Business Days after the Certificate of Merger are accepted by the Delaware Secretary of State) as specified in the Certificate of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date. The Certificate of Merger shall provide that the name of the Surviving Entity shall be “Katana Merger Sub LP.”

Section 2.4   Organizational Documents of the Surviving Entity.

(a)   From and after the Merger Effective Time, the charter of NNN REIT shall remain in effect as the charter of NNN REIT until thereafter amended in accordance with applicable Law and the applicable provisions of the charter of NNN REIT, as amended.

(b)   At the Merger Effective Time and by virtue of the Merger, the certificate of limited partnership and the limited partnership agreement of Merger Sub, as in effect immediately prior to the Merger Effective

Time, shall be the certificate of limited partnership and the limited partnership agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of organization and operating agreement.

Section 2.5   General Partner of the Surviving Entity. At the Merger Effective Time, by virtue of the Merger, the NNN REIT shall be the general partner of the Surviving Entity.

Section 2.6   Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

Section 2.7   Subsequent Actions. If at any time after the Merger Effective Time NNN REIT shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Merger Sub its right, title or interest in, to or under any of the rights or properties of REIT I acquired or to be acquired by the Merger Sub as a result of, or in connection with, the Merger Sub or otherwise to carry out the intent of this Agreement, then the officers of NNN REIT shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in Merger Sub or NNN REIT, or otherwise to carry out this Agreement.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1   Effects of the Merger.

(a)   The Merger. At the Merger Effective Time, by virtue of the Merger and without any further action on the part of REIT I or Merger Sub or the holders of any securities of NNN REIT, REIT I or Merger Sub:

(i)   Each share of REIT I Common Shares and each share of REIT I Excess Shares, or fraction thereof, issued and outstanding as of immediately prior to the Merger Effective Time will be converted into the right to receive, in accordance with the terms of this Agreement one (1) share, or the corresponding fraction thereof, as applicable, (the “Exchange Ratio”) (upon the proper surrender of such Book-Entry Share) of validly issued, fully paid and nonassessable shares of NNN REIT Class C Common Stock (the “Merger Consideration”) in accordance with Section 3.2 and subject to Section 3.1(a)(ii), Section 3.1(a)(iii), Section 3.1(b), Section 3.3 and the next sentence of this Section 3.1(a)(i). The Merger Consideration payable to each holder of REIT I Common Shares will be aggregated and each such holder shall be entitled to receive such number of shares of NNN REIT Class C Common Stock, including any fraction thereof (which fraction shall be rounded down to the nearest 1/10,000th), consistent with the Exchange Ratio. From and after the Merger Effective Time, all such shares of REIT I Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of REIT I Common Shares shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with Section 3.2.

(ii)   Each share of REIT I Common Shares, if any, then held by any Wholly Owned REIT I Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger.

(iii)   Each share of REIT I Common Shares, if any, then held by NNN REIT or any Wholly Owned NNN REIT Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger.

(iv)   Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain the only issued and outstanding membership interests of Merger Sub, and NNN REIT shall remain the sole member of Merger Sub.

(b)   Adjustment of the Merger Consideration. Between the date of this Agreement and the applicable Merger Effective Time, if any of REIT I, NNN REIT or NNN REIT Operating Partnership should split, combine or otherwise reclassify the REIT I Common Shares, any class of the NNN REIT Common Stock or any class of the NNN REIT OP Partnership Interest, or makes a dividend or other distribution in shares of the REIT I Common Shares, the NNN REIT Common Stock or the NNN REIT OP Partnership Interest (including any dividend or other distribution of securities convertible into REIT I Common Shares, NNN REIT Common Stock or NNN REIT OP Partnership Interest, but not including shares of REIT I Common Shares issued pursuant to the REIT I DRP or shares of NNN REIT Common Stock issued pursuant to the NNN REIT DRP), or engages in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(c)   Transfer Books. From and after the Merger Effective Time, the share transfer books of REIT I shall be closed, and thereafter there shall be no further registration of transfers of REIT I Common Shares or REIT I Excess Shares. From and after the Merger Effective Time, Persons who held REIT I Common Shares or REIT I Excess Shares outstanding immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

Section 3.2   Exchange Procedures; Distributions with Respect to Unexchanged Shares.

(a)   As soon as practicable following the Merger Effective Time, NNN REIT shall cause its transfer agent, Computershare Inc., a Delaware corporation, or any successor transfer agent for NNN REIT, the “Transfer Agent”) to record the issuance on the stock records of NNN REIT of the amount of NNN REIT Common Stock equal to the Merger Consideration that is issuable to each holder of shares of REIT I Common Shares and REIT I Excess Shares (including any fractional shares thereof), pursuant to Section 3.1(a)(i). Shares of NNN REIT Common Stock issuable pursuant to this Section 3.2(a) in exchange for shares of REIT I Common Shares shall be in Book-Entry form.

(b)   None of NNN REIT, NNN REIT Operating Partnership, the Surviving Entity or the Transfer Agent or any other Person shall be liable to any holder of REIT I Common Shares for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

Section 3.3   Withholding Rights. REIT I, any NNN REIT Party, the Surviving Entity or the Transfer Agent, as applicable, each shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of REIT I Common Shares or REIT I Excess Shares, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4   Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.5   General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the DRULPA and CCC. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of REIT I and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of REIT I and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF REIT I

Except (a) as set forth in the disclosure letter prepared by REIT I and delivered by REIT I to the NNN REIT Parties at or prior to the execution and delivery of this Agreement (the “REIT I Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the REIT I Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be specifically cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the REIT I Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the REIT I Disclosure Letter is intended to broaden the scope of any representation or warranty of REIT I made herein) or (b) as disclosed in the REIT I SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward-Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such REIT I SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided, that the disclosures in the REIT I SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section or subsection of the REIT I Disclosure Letter, and (ii) the representations and warranties made in Section 4.3 (No Conflict; Required Filings and Consents), Section 4.5(a) through (c) (SEC Documents; Financial Statements), Section 4.6 (Absence of Certain Changes or Events), Section 4.7 (No Undisclosed Liabilities), Section 4.18 (Brokers) and Section 4.19 (Opinion of Financial Advisor), REIT I hereby, represents and warrants, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), to the NNN REIT Parties that:

Section 4.1   Organization and Qualification; Subsidiaries.

(a)   REIT I is a real estate investment trust duly organized, validly existing and in good standing as an unincorporated association under the laws of the State of California and has the requisite trust power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. REIT I is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)   Each REIT I Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each REIT I Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(c)   Section 4.1(c) of the REIT I Disclosure Letter sets forth a true and complete list of the REIT I Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which REIT I and the REIT I Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by REIT I in each REIT I Subsidiary, including a list of each REIT I Subsidiary that is a “qualified REIT subsidiary” within the meaning of

Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”) and each REIT I Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)   Neither REIT I nor any REIT I Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the REIT I Subsidiaries and investments in short-term investment securities).

(e)   REIT I has made available to NNN REIT complete and correct copies of the REIT I Governing Documents. REIT I is in compliance with the terms of its REIT I Governing Documents in all material respects. True and complete copies of REIT I’s minute books, as applicable, have been made available by REIT I to NNN REIT.

(f)   REIT I has not exempted any “Person” from the “Ownership Limit” or the “Common Shares Ownership Limit,” as such terms are defined in the REIT I Charter, or issued any REIT I Excess Shares or waived any requirement that REIT I Excess Shares be issued.

Section 4.2   Authority; Approval Required.

(a)   REIT I has the requisite trust power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the REIT I Shareholder Approvals, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by REIT I and the consummation by REIT I of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary trust action, and no other trust proceedings on the part of REIT I are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the REIT I Shareholder Approvals, to the filing of the Certificate of Merger with, and acceptance for record of the Certificate of Merger by, the Delaware Secretary of State.

(b)   This Agreement has been duly executed and delivered by REIT I, and assuming due authorization, execution and delivery by the NNN REIT Parties, constitutes a legally valid and binding obligation of REIT I enforceable against REIT I in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)   On the recommendation of the REIT I special committee, the REIT I Board has (i) determined that the terms of this Agreement, the Merger, the Merger Consideration and the other transactions contemplated by this Agreement are fair to and in the best interests of the holders of REIT I Common Shares, (ii) approved, authorized, adopted and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Merger be submitted to a vote of the holders of REIT I Common Shares and (iv) recommended that the holders of REIT I Common Shares vote in favor of approval of the Merger and this Agreement (such recommendation, the “REIT I Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)   The REIT I Shareholder Approvals are the only votes of the holders of securities of REIT I required to approve the Merger.

Section 4.3   No Conflict; Required Filings and Consents.

(a)   The execution and delivery of this Agreement by REIT I does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the REIT I Shareholder Approvals, conflict with or violate any provision of (A) the REIT I Governing Documents or (B) any equivalent organizational or governing documents of any other REIT I Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to REIT I or any REIT I Subsidiary or by which any property or asset of REIT I or any REIT I Subsidiary is bound, or (iii) except as set forth in Section 4.3(a)(iii) of the REIT I Disclosure Letter, require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of REIT I or any REIT I Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of REIT I or any REIT I Subsidiary pursuant to, any Contract or Permit to which REIT I or any REIT I Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)   The execution and delivery of this Agreement by REIT I do not, and the performance of this Agreement by REIT I will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by REIT I, except (i) the filing with the SEC of (A) the REIT I Proxy Statement contained in the Joint Proxy Statement/Prospectus, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with, and the acceptance for recording by, the Delaware Secretary of State pursuant to DRULPA, (iii) the consents, authorizations, orders or approvals of each Governmental Authority or Agency listed in Section 8.1(a) of the REIT I Disclosure Letter, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.4   Capital Structure.

(a)   As of the close of business on August 31, 2019, the authorized REIT I Capital Stock consists of 10,000,000 shares of REIT I Common Shares, and 5,000,000 shares of REIT I Excess Shares. As of the date of this Agreement, (i) 8,344,729 shares of REIT I Common Shares were issued and outstanding and (ii) no shares of REIT I Excess Shares were issued and outstanding. All of the outstanding shares of capital stock of REIT I are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4, there is no other outstanding capital stock of REIT I.

(b)   All of the outstanding shares of capital stock of each of the REIT I Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the REIT I Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the REIT I Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. REIT I owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the REIT I Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(c)   There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of REIT I or any REIT I Subsidiary (“REIT I Voting Debt”) issued and outstanding. Except as set forth in Section 4.4(a) of the REIT I Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which REIT I or any of the REIT I Subsidiaries is a party or by which any of them is bound obligating REIT I or any of the REIT I Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of REIT I or any REIT I Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, or other equity interests.

(d)   Neither REIT I nor any REIT I Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of REIT I or any of the REIT I Subsidiaries. Neither REIT I nor any REIT I Subsidiary has granted any registration rights on any of its capital stock. No REIT I Common Shares are owned by any REIT I Subsidiary.

(e)   REIT I does not have a “poison pill” or similar shareholder rights plan.

(f)   All dividends or other distributions on the REIT I Common Shares and any material dividends or other distributions on any securities of any REIT I Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except as set forth on Section 4.4(f) of the REIT I Disclosure Letter and to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5   SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)   REIT I has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, statements, schedules and reports required to be filed by REIT I under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since April 29, 2016 (the forms, documents, statements and reports filed with the SEC since April 29, 2016 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “REIT I SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the REIT I SEC Documents (i) complied, or with respect to REIT I SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to REIT I SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the REIT I SEC Documents is, to the Knowledge of REIT I, the subject of ongoing SEC review and REIT I does not have any outstanding and unresolved comments from the SEC with respect to any REIT I SEC Documents. None of the REIT I SEC Documents is the subject of any confidential treatment request by REIT I.

(b)   REIT I has made available to NNN REIT complete and correct copies of all written correspondence between the SEC, on one hand, and REIT I, on the other hand, since April 29, 2016. At all applicable times, NNN REIT has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c)   The consolidated audited and unaudited financial statements of REIT I and the REIT I Subsidiaries included, or incorporated by reference, in the REIT I SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later REIT I SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of REIT I and REIT I Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or Form 8-K pursuant to Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to REIT I) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of REIT I and the REIT I Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of REIT I and the REIT I Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT I, threatened, in each case regarding any accounting practices of REIT I.

(d)   Since April 29, 2016, (A) REIT I has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by REIT I in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to REIT I’s management as appropriate to allow timely decisions regarding required disclosure, and (B) to the Knowledge of REIT I, such disclosure controls and procedures are effective in timely alerting REIT I’s management to material information required to be included in REIT I’s periodic reports required under the Exchange Act (if REIT I was required to file such reports). REIT I and REIT I Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. REIT I has disclosed to REIT I’s auditors and audit committee (and made summaries of such disclosures available to NNN REIT) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect REIT I’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of REIT I, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e)   REIT I is not and none of the REIT I Subsidiaries are, a party to, and none of REIT I nor any REIT I Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among REIT I and any REIT I Subsidiary, on the one hand, and any unconsolidated Affiliate of REIT I or any REIT I Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, REIT I, any REIT I Subsidiary or REIT I’s or such REIT I Subsidiary’s audited financial statements or other REIT I SEC Documents.

(f)   Neither REIT I nor any REIT I Subsidiary is required to be registered as an investment company under the Investment Company Act.

(g)   Neither REIT I nor any REIT I Subsidiary nor, to the Knowledge of REIT I, any director, officer or Representative of REIT I or any REIT I Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither REIT I nor any REIT I Subsidiary has received any written communication that alleges that REIT I or any REIT I Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6   Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, (a) REIT I and all REIT I Subsidiaries have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither REIT I nor any REIT I Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of REIT I) if taken from and after the date of this Agreement and (c) there has not been any REIT I Material

Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.7   No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of REIT I dated as of December 31, 2018 and June 30, 2018 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2019, neither REIT I nor any REIT I Subsidiary has any liabilities or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a REIT I Material Adverse Effect.

Section 4.8   Permits; Compliance with Law.

(a)   REIT I and each REIT I Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for REIT I and each REIT I Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted (the “REIT I Permits”), and all such REIT I Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the REIT I Permits, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. No event has occurred with respect to any of the REIT I Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such REIT I Permits. To the Knowledge of REIT I, there is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of REIT I or the REIT I Subsidiaries that impairs the validity of any REIT I Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any REIT I Permit.

(b)   Neither REIT I nor any REIT I Subsidiary is, and for the past three (3) years has been, in conflict with, or in default or violation of (i) any Law applicable to REIT I or any REIT I Subsidiary or by which any property or asset of REIT I or any other REIT I Subsidiary is bound, or (ii) any REIT I Permits, except, in each case, for any such conflicts, defaults or violations that have been cured, or that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.9   Litigation. There is no material Action or investigation to which REIT I or any REIT I Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of REIT I, threatened before any Governmental Authority, and, to the Knowledge of REIT I, there is no basis for any such Action or investigation. None of REIT I and the REIT I Subsidiaries has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of REIT I or the REIT I Subsidiaries. No Order has been issued in any proceeding to which REIT I or any of the REIT I Subsidiaries is or was a party, or, to the Knowledge of REIT I, in any other proceeding, that enjoins or requires REIT I or any of the REIT I Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2016, none of REIT I, any REIT I Subsidiary or any Representative of the foregoing has received or made any settlement offer for any Action to which REIT I or any REIT I Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $100,000 individually.

Section 4.10   Properties.

(a)   Section 4.10(a) of the REIT I Disclosure Letter lists the REIT I Properties, and sets forth either REIT I or the applicable REIT I Subsidiary as owning or leasing such property and any Contracts under which REIT I or the applicable REIT I Subsidiary leases, subleases, uses or occupies or has the right to lease, sublease, use or occupy any of the REIT I Properties (the “REIT I Leases”). Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports) copies of which policies and reports were made available for review to NNN REIT: (A) REIT I or a REIT I Subsidiary owns fee simple title to, or a valid leasehold interest in, the REIT I Properties, free and clear of Liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a REIT I Material Adverse Effect, neither REIT I nor any REIT I Subsidiary has received written notice of any violation of any Law affecting any portion of any of the REIT I Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a REIT I Material Adverse Effect, neither REIT I nor any REIT I Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the REIT I Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the REIT I Properties or by the continued maintenance, operation or use of the parking areas.

(b)   REIT I has not received written notice of, nor does REIT I have any Knowledge of, any latent defects or adverse physical conditions affecting any of the REIT I Properties or the improvements thereon.

(c)   REIT I and the REIT I Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them. Neither REIT I’s, nor the REIT I Subsidiaries’, ownership of any such personal property is subject to any Liens, other than Permitted Liens.

Section 4.11   Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect: (i) no notification, demand, directive, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been asserted or assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of REIT I, is threatened relating to REIT I, any of the REIT I Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law, any Environmental Permit or Hazardous Substance; (ii) REIT I, the REIT I Subsidiaries and their respective properties are and have been in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) REIT I and each REIT I Subsidiary is in possession of all Environmental Permits necessary for REIT I and each REIT I Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Environmental Permits, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect; (iv) any and all Hazardous Substances disposed of by REIT I and each REIT I Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits (v) REIT I, any of the REIT I Subsidiaries and their respective properties are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any governmental authority pursuant to any Environmental Laws, any Environmental Permit or Hazardous Substance and (vi) there are no liabilities or obligations (and no asserted liability or obligations) of REIT I or any of the REIT I Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12   Material Contracts.

(a)   Section 4.12(a) of the REIT I Disclosure Letter sets forth a list of each Contract in effect as of the date hereof to which REIT I or any REIT I Subsidiary is a party or by which any of its properties or assets are bound that:

(i)   obligates REIT I or any REIT I Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $100,000 and is not cancelable within ninety (90) days without material penalty to REIT I or any REIT I Subsidiary;

(ii)   contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of REIT I or any REIT I Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by REIT I or any REIT I Subsidiary or the geographic area in which REIT I or any REIT I Subsidiary may conduct business;

(iii)   is a Contract that obligates REIT I or any REIT I Subsidiary to indemnify any past or present directors, officers, or employees of REIT I or any REIT I Subsidiary pursuant to which REIT I or any REIT I Subsidiary is the indemnitor;

(iv)   constitutes (A) an Indebtedness obligation of REIT I or any REIT I Subsidiary with a principal amount as of the date hereof greater than $100,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including REIT I or a REIT I Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of REIT I or REIT I Subsidiary or (2) REIT I or a REIT I Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including REIT I or another REIT I Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(v)   requires REIT I or any REIT I Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $100,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi)   constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii)   constitutes a loan to any Person (other than a Wholly Owned REIT I Subsidiary) by REIT I or any REIT I Subsidiary in an amount in excess of $100,000;

(viii)   sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of REIT I or any REIT I Subsidiary with a third party;

(ix)   prohibits the pledging of the capital stock of REIT I or any REIT I Subsidiary or prohibits the issuance of guarantees by any REIT I Subsidiary;

(x)   is with a Governmental Authority;

(xi)   has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $100,000;

(xii)   is an employment Contract or consulting Contract;

(xiii)   is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xiv)   is a Contract with any professional employer organization, staffing agency, temporary employee agency, or similar company or service provider;

(xv)   is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the REIT I Properties or that otherwise give rights with regard to use of the REIT I Properties; or

(xvi)   is both (A) not made in the ordinary course of business consistent with past practice and (B) material to REIT I and the REIT I Subsidiaries, taken as a whole.

(b)   Each Contract in any of the categories set forth in Section 4.12(a) to which REIT I or any REIT I Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “REIT I Material Contract.”

(c)   Each REIT I Material Contract is legal, valid, binding and enforceable on REIT I and each REIT I Subsidiary that is a party thereto and, to the Knowledge of REIT I, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). REIT I and each REIT I Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each REIT I Material Contract and, to the Knowledge of REIT I, each other party thereto has performed all obligations required to be performed by it under such REIT I Material Contract prior to the date hereof. None of REIT I or any REIT I Subsidiary, nor, to the Knowledge of REIT I, any other party thereto, is in breach or violation of, or default under, any REIT I Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any REIT I Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. None of REIT I or any REIT I Subsidiary has received notice of any violation or default under any REIT I Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. Since December 31, 2018, neither REIT I nor any REIT I Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any REIT I Material Contract.

(d)   Section 4.12(d) of the REIT I Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any of the REIT I Properties on behalf of REIT I or any REIT I Subsidiary, and describes the property that is subject to such management agreement, REIT I or the applicable REIT I Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on REIT I or the applicable REIT I Subsidiary and relating thereto (collectively, the “REIT I Management Agreement Documents”). The true, correct and complete copies of all REIT I Management Agreement Documents have been made available to NNN REIT. Each REIT I Management Agreement Document is valid, binding and in full force and effect as against REIT I or the applicable REIT I Subsidiary and, to the Knowledge of REIT I, as against the other party thereto. Neither REIT I nor any REIT I Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 4.13   Taxes.

(a)   Each REIT I Party and each other REIT I Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each REIT I Party and each other REIT I Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by REIT I and each REIT I Subsidiary with respect to the taxable years ending on or after REIT I’s formation have been made available to NNN REIT. No written claim has been proposed by any Governmental Authority in any jurisdiction where REIT I or any REIT I Subsidiary do not file Tax Returns that REIT I or any REIT I Subsidiary is or may be subject to Tax by such jurisdiction.

(b)   Beginning with its initial taxable year ending on December 31, 2014, and through and including the Closing Date (determined as if REIT I’s current taxable year ended immediately prior to Closing), REIT I (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for REIT I is expected to enable REIT I to continue to meet the requirements for qualification as a REIT through and including the Closing Date, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in REIT I’s failure to qualify as a REIT, and no challenge to REIT I’s status as a REIT is pending or threatened in writing. No REIT I Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. REIT I’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) REIT I’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) REIT I’s net capital gain for such year.

(c)   (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of REIT I, threatened with regard to any material Taxes or Tax Returns of REIT I or any REIT I Subsidiary; (ii) no material deficiency for Taxes of REIT I or any REIT I Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of REIT I, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect; (iii) neither REIT I nor any REIT I Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither REIT I nor any REIT I Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither REIT I nor any REIT I Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)   Each REIT I Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)   Neither REIT I nor any REIT I Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f)   Since its inception, REIT I and the REIT I Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) REIT I has not, and none of the REIT I Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of REIT I no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in clause (iii) of the preceding sentence or any liability for Taxes described in clause (i) or (ii) of the preceding sentence will be imposed upon REIT I or any REIT I Subsidiary.

(g)   REIT I and the REIT I Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)   There are no REIT I Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of REIT I threatened to raise, a material claim against REIT I or any REIT I Subsidiary for any breach of any REIT I Tax Protection Agreements. As used herein, “REIT I Tax Protection Agreements” means any written agreement to which REIT I or any REIT I Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a REIT I Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income taxes of a holder of limited partnership interests or limited liability company in a REIT I Subsidiary Partnership, REIT I or any REIT I Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “REIT I Subsidiary Partnership” means a REIT I Subsidiary that is a partnership for United States federal income tax purposes.

(i)   There are no Tax Liens upon any property or assets of REIT I or any REIT I Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)   There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving REIT I or any REIT I Subsidiary, and after the Closing Date neither REIT I nor any other REIT I Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)   Neither REIT I nor any REIT I Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither REIT I nor any REIT I Subsidiary is subject to written ruling of a Governmental Authority.

(l)   Neither REIT I nor any REIT I Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any REIT I Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m)   Neither REIT I nor any REIT I Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)   Neither REIT I nor any REIT I Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o)   No written power of attorney that has been granted by REIT I or any REIT I Subsidiary (other than to REIT I or a REIT I Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)   Neither REIT I nor any REIT I Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of REIT I is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q)   REIT I is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.14   Intellectual Property. Neither REIT I nor any REIT I Subsidiary (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by REIT I or any REIT I Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, (i) no Intellectual Property used by REIT I or any REIT I Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of REIT I or any REIT I Subsidiary, and (iii) REIT I and the REIT I Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of REIT I and the REIT I Subsidiaries as it is currently conducted. Since December 31, 2018, neither REIT I nor any REIT I Subsidiary has received any written or, to the Knowledge of REIT I, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15   Insurance. REIT I has made available to NNN REIT copies of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for REIT I and the REIT I Subsidiaries (the “REIT I Insurance Policies”). Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, all premiums due and payable under all REIT I Insurance Policies have been paid, and REIT I and the REIT I Subsidiaries have otherwise complied in all material respects with the terms and conditions of all REIT I Insurance Policies. No written notice of cancellation or termination has been received by REIT I or any REIT I Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.16   Benefit Plans.

(a)   Neither REIT I nor any REIT I Subsidiary has ever maintained, sponsored or contributed to any Benefit Plan. Neither REIT I nor any REIT I Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)   Except as individually or in the aggregate, have not had and would not reasonably be expected to have REIT I Material Adverse Effect, none of REIT I, any REIT I Subsidiary or any of their respective ERISA Affiliates has incurred or could incur any obligation or liability with respect to or under any Benefit Plan or other employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to NNN REIT, Merger Sub or any of their respective subsidiaries.

(c)   None of REIT I, any REIT I Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has or could have any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d)   No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as a “parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e)   Neither REIT I nor any REIT I Subsidiary is a party to or has any obligation under any Contract otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(f)   Neither REIT I nor any REIT I Subsidiary has, or has ever had, any employees.

Section 4.17   Related Party Transactions. Except as described in the publicly available REIT I SEC Documents filed with or furnished to the SEC on or after January 1, 2019 and prior to the date hereof (the “REIT I Related Party Agreements”), no agreements, arrangements or understandings between any of REIT I or any REIT I Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among REIT I and REIT I Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.18   Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the REIT I Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 4.18 of the REIT I Disclosure Letter, pursuant to the terms of the engagement letter between REIT I and such Person, true, correct and complete copies of which have been provided to NNN REIT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of REIT I or any REIT I Subsidiary.

Section 4.19   Opinion of Financial Advisor. The REIT I special committee has received the oral opinion of SunTrust Robinson Humphrey Inc. (which was confirmed in writing, as of the date of this Agreement), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Merger Consideration to be paid to holders of the REIT I Common Shares and the consideration paid by NNN REIT in the Contribution Agreement is fair, from a financial point of view, to the holders of shares of the REIT I Common Shares (other than NNN REIT and its Affiliates) and the members of REIT I Advisor, respectively. REIT I will deliver to NNN REIT a complete and correct copy of such opinion promptly after receipt thereof by the REIT I special committee solely for informational purposes. REIT I acknowledges that the opinion of UBS Securities LLC contemplated by Section 5.7 is for the benefit of the NNN REIT special committee and that REIT I shall not be entitled to rely on that opinion for any purpose.

Section 4.20   Takeover Statutes. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of REIT I Common Shares with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21   Information Supplied. None of the information relating to REIT I or any REIT I Subsidiary contained or incorporated by reference in the REIT I Proxy Statement or the Form S-4 or that is provided by any of REIT I or any REIT I Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the REIT I Proxy Statement, at the time of the initial mailing thereof, at the time of the REIT I Shareholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the REIT I Proxy Statement or with respect to any other document to be filed by REIT I with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that REIT I is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to REIT I, its officers, directors and partners and the REIT I Subsidiaries (or other information supplied by or on behalf of REIT I or any REIT I Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the NNN REIT Parties.

Section 4.22   No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4 or any document, agreement, certificate or other instrument contemplated hereby, none of REIT I or any other Person has made any representation or warranty, expressed or implied, with respect to REIT I or any REIT I Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding REIT I or any REIT I Subsidiary. In particular, without limiting the foregoing disclaimer, none of REIT I or any other Person makes or has made any representation or warranty to any NNN REIT Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by REIT I in this Article 4 or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the NNN REIT Parties or any of their respective Affiliates or Representatives in the course of their due diligence of REIT I, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, REIT I acknowledges and agrees that none of the NNN REIT Parties or any other Person has made or is making any representations or warranties relating to the NNN REIT Parties whatsoever, express or implied, beyond those expressly given by the NNN REIT Parties in Article 5 or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding the NNN REIT Parties furnished or made available to REIT I or any of its Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE NNN REIT PARTIES

Except (a) as set forth in the disclosure letter prepared by the NNN REIT Parties and delivered by the NNN REIT Parties to REIT I at or prior to the execution and delivery of this Agreement (the “NNN REIT Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the NNN REIT Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the NNN REIT Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the NNN REIT Disclosure Letter is intended to broaden the scope of any representation or warranty of the NNN REIT Parties made herein) or (b) as disclosed in the NNN REIT SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward-Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such NNN REIT SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided, that the disclosures in the NNN REIT SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section of the NNN REIT Disclosure Letter, and (ii) the representations and warranties made in Section 5.3 (No Conflict; Required Filings and Consents); Section 5.6 (Absence of Certain Changes or Events), Section 5.7 (No Undisclosed Liabilities), Section 5.6 (Brokers) and Section 5.7 (Opinion of Financial Advisor), the NNN REIT Parties hereby, jointly and severally, represent and warrant, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), to REIT I that:

Section 5.1   Organization and Qualification; Subsidiaries.

(a)   NNN REIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of NNN REIT and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a NNN REIT Material Adverse Effect.

(b)   Each NNN REIT Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each NNN REIT Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a NNN REIT Material Adverse Effect.

(c)   Section 5.1(c) of the NNN REIT Disclosure Letter sets forth a true and complete list of the NNN REIT Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which NNN REIT and the NNN REIT Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by NNN REIT in each NNN REIT Subsidiary, including a list of each NNN REIT Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each NNN REIT Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)   Neither NNN REIT nor any NNN REIT Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the NNN REIT Subsidiaries and investments in short-term investment securities).

(e)   NNN REIT has made available to REIT I complete and correct copies of the NNN REIT Governing Documents. Each of NNN REIT and NNN REIT Operating Partnership is in compliance with the terms of its NNN REIT Governing Documents in all material respects. True and complete copies of NNN REIT’s and NNN REIT Operating Partnership’s minute books, as applicable, have been made available by NNN REIT to REIT I.

(f)   NNN REIT has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the NNN REIT Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2   Authority.

(a)   Each of the NNN REIT Parties has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of the NNN REIT Parties and the consummation by the NNN REIT Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of the NNN REIT Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Certificate of Merger with, and acceptance for record of the Certificate of Merger by, the Delaware Secretary of State.

(b)   This Agreement has been duly executed and delivered by the NNN REIT Parties, and assuming due authorization, execution and delivery by REIT I, constitutes a legally valid and binding obligation of the NNN REIT Parties enforceable against the NNN REIT Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)   On the recommendation of the NNN REIT special committee, the NNN REIT Board has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the holders of NNN REIT Common Stock and NNN REIT OP Partnership Interests, and (ii) approved, authorized, adopted and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)   NNN REIT, as the general partner of Merger Sub, has approved this Agreement and the Merger.

Section 5.3   No Conflict; Required Filings and Consents.

(a)   The execution and delivery of this Agreement by each of the NNN REIT Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the NNN REIT Governing Documents or Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any other NNN REIT Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to NNN REIT or any NNN REIT Subsidiary or by which any property or asset of NNN REIT or any NNN REIT Subsidiary is bound, or (iii) except as set forth in Section 5.3(a)(iii) of the NNN REIT Disclosure Letter, require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of NNN REIT or any NNN REIT Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of NNN REIT or any NNN

REIT Subsidiary pursuant to, any Contract or Permit to which NNN REIT or any NNN REIT Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a NNN REIT Material Adverse Effect.

(b)   The execution and delivery of this Agreement by each of the NNN REIT Parties do not, and the performance of this Agreement by each of the NNN REIT Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by such NNN REIT Parties, except (i) the filing with the SEC of (A) the REIT I Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Delaware Secretary of State pursuant to DRULPA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) the consents, authorizations, orders or approvals of each Governmental Authority or Agency listed in Section 8.1(a) of the NNN REIT Disclosure Letter and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a NNN REIT Material Adverse Effect.

Section 5.4   Capital Structure.

(a)   As of the close of business on August 31, 2019, the authorized capital stock of NNN REIT consists of 400,000,000 shares of NNN REIT Common Stock, of which 300,000,000 shares are classified as NNN REIT Class C Common Stock and 100,000,000 shares are classified as NNN REIT Class S Common Stock, and 50,000,000 shares of preferred stock, $0.001 par value per share (“NNN REIT Preferred Stock”). As of the close of business on August 31, 2019, (i) 15,812,922 shares of NNN REIT Class C Common Stock were issued and outstanding, (ii) 166,976 shares of NNN REIT Class S Common Stock were issued and outstanding and (iii) no shares of NNN REIT Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of NNN REIT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of NNN REIT Class C Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of NNN REIT.

(b)   As of the date of this Agreement, NNN REIT owns ninety-nine percent (99%) and Rich Uncles NNN LP, LLC owns a one percent (1%) of NNN REIT Operating Partnership and there are no other partners or any Person that has any interest, beneficial or otherwise, in NNN REIT Operating Partnership other than NNN REIT and Rich Uncles NNN LP, LLC. All the NNN REIT OP Partnership Interests held by NNN REIT and Rich Uncles NNN LP, LLC are directly owned by NNN REIT or Rich Uncles NNN LP, LLC, as applicable, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the NNN REIT OP Partnership Interests are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)   All of the outstanding shares of capital stock of each of the NNN REIT Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the NNN REIT Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the NNN REIT Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. NNN REIT or NNN REIT Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the NNN REIT Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d)   There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of NNN REIT or any NNN REIT Subsidiary (“NNN REIT Voting Debt”) issued and outstanding. Except as set forth in Section 5.4(d) of the NNN REIT Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which NNN REIT or any of the NNN REIT Subsidiaries is a party or by which any of them is bound obligating NNN REIT or any of the NNN REIT Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of NNN REIT or any NNN REIT Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, NNN REIT Voting Debt or other equity interests.

Section 5.5   Litigation. Except as set forth in Section 5.9 of the NNN REIT Disclosure Letter, there is no material Action or investigation to which NNN REIT or any NNN REIT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of NNN REIT, threatened before any Governmental Authority, and, to the Knowledge of NNN REIT, there is no basis for any such Action or investigation. None of NNN REIT and the NNN REIT Subsidiaries has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of NNN REIT or the NNN REIT Subsidiaries. No Order has been issued in any proceeding to which NNN REIT or any of the NNN REIT Subsidiaries is or was a party, or, to the Knowledge of NNN REIT, in any other proceeding, that enjoins or requires NNN REIT or any of the NNN REIT Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2016, none of NNN REIT, any NNN REIT Subsidiary or any Representative of the foregoing has received or made any settlement offer for any Action to which NNN REIT or any NNN REIT Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $100,000 individually.

Section 5.6   Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the NNN REIT Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 4.18 of the NNN REIT Disclosure Letter, pursuant to the terms of the engagement letter between NNN REIT and such Person, true, correct and complete copies of which have been provided to NNN REIT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of NNN REIT or any NNN REIT Subsidiary.

Section 5.7   Opinion of Financial Advisor. The NNN REIT special committee has received the oral opinion of UBS Securities LLC (which was confirmed in writing), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the aggregate consideration to be paid by NNN REIT pursuant to this Agreement and the Contribution Agreement is fair, from a financial point of view to NNN REIT. NNN REIT will deliver to REIT I a complete and correct copy of such opinion promptly after receipt thereof by the NNN REIT special committee solely for informational purposes. NNN REIT acknowledges that the opinion of SunTrust Robinson Humphrey Inc. contemplated by Section 4.19 is for the benefit of the REIT I special committee and that NNN REIT shall not be entitled to rely on that opinion for any purpose.

Section 5.8   Ownership of Merger Sub; No Prior Activities.

(a)   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited partnership interests of Merger Sub are owned, directly or indirectly, by NNN REIT.

(b)   Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement and the other documents, agreements, certificates and other instruments contemplated hereby, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred any obligations or liabilities or engaged in any business activities of any type or kind whatsoever.

Section 5.9   Information Supplied. None of the information relating to NNN REIT or any NNN REIT Subsidiary contained or incorporated by reference in the REIT I Proxy Statement or the Form S-4 or that is provided by NNN REIT or any NNN REIT Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the REIT I Proxy Statement, at the time of the initial mailing thereof, at the time of the REIT I Shareholders Meetings, at the time the Form S-4 is declared effective by the SEC or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by NNN REIT with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that NNN REIT is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to NNN REIT, its officers, directors and partners and the NNN REIT Subsidiaries (or other information supplied by or on behalf of NNN REIT or any NNN REIT Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of REIT I.

Section 5.10   No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5 or any document, agreement, certificate or other instrument contemplated hereby, none of the NNN REIT Parties or any other Person has made any representation or warranty, expressed or implied, with respect to the NNN REIT Parties or any other NNN REIT Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the NNN REIT Parties or any other NNN REIT Subsidiary. In particular, without limiting the foregoing disclaimer, none of the NNN REIT Parties or any other Person makes or has made any representation or warranty to REIT I or any of its respective Affiliates or Representatives with respect to, except for the representations and warranties made by the NNN REIT Parties in this Article 5, any oral or written information presented to REIT I or any of its respective Affiliates or Representatives in the course of its due diligence of the NNN REIT Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the NNN REIT Parties acknowledge and agree that none of REIT I or any other Person has made or is making any representations or warranties relating to REIT I whatsoever, express or implied, beyond those expressly given by REIT I in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding REIT I furnished or made available to the NNN REIT Parties or any of their respective Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1   Conduct of Business by REIT I.

(a)   REIT I covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the NNN REIT special committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(b) of the REIT I Disclosure Letter, REIT I shall, and shall cause each of the other REIT I Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of REIT I as a REIT.

(b)   Without limiting the foregoing, REIT I covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the NNN REIT special committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(b) of the REIT I Disclosure Letter, REIT I shall not, and shall not cause or permit any other REIT I Subsidiary to, do any of the following:

(i)   amend or propose to amend (A) the REIT I Governing Documents or (B) such equivalent organizational or governing documents of any REIT I Subsidiary material to REIT I and the REIT I Subsidiaries, or (C) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the REIT I Charter) under the REIT I Charter;

(ii)   adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of REIT I or any REIT I Subsidiary (other than any Wholly Owned REIT I Subsidiary);

(iii)   declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of REIT I or any REIT I Subsidiary or other equity securities or ownership interests in REIT I or any REIT I Subsidiary or otherwise make any payment to its or their stockholders or other equityholders in their capacity as such, except for (A) the declaration and payment by REIT I of regular dividends in accordance with past practice at a quarterly rate not to exceed $0.1875 per share, (B) the declaration and payment of dividends or other distributions to REIT I by any directly or indirectly Wholly Owned REIT I Subsidiary, and (C) distributions by any REIT I Subsidiary that is not wholly owned, directly or indirectly, by REIT I, in accordance with the requirements of the organizational documents of such REIT I Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), REIT I and any REIT I Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for REIT I to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)   redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of REIT I or a REIT I Subsidiary;

(v)   except for transactions among REIT I and one or more Wholly Owned REIT I Subsidiaries or among one or more Wholly Owned REIT I Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of REIT I or any of the REIT I Subsidiaries’ capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of REIT I or any of the REIT I Subsidiaries’ capital stock or other equity interests;

(vi)   acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real or personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by REIT I or any Wholly Owned REIT I Subsidiary of or from an existing Wholly Owned REIT I Subsidiary, (B) acquisitions described in Section 6.1(b)(vi) of the REIT I Disclosure Letter, and (C) other acquisitions of personal property for a purchase price of less than $100,000 in the aggregate;

(vii)   except as described in Section 6.1(b)(vii) of the REIT I Disclosure Letter, sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any Contract to which REIT I or any REIT I Subsidiary is a party shall be considered to be done in the ordinary course of business consistent with past practice;

(viii)   incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of REIT I or any of the REIT I Subsidiaries, except (A) Indebtedness incurred under REIT I’s existing Debt Facilities in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by

Section 6.1(b)(iii)), (B) funding any transactions permitted by this Section 6.1(b), (C) Indebtedness that does not, in the aggregate, exceed $100,000; and (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on REIT I compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix)   make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by REIT I or a Wholly Owned REIT I Subsidiary to REIT I or a Wholly Owned REIT I Subsidiary;

(x)   enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any REIT I Material Contract (or any Contract that, if existing as of the date hereof, would be a REIT I Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing REIT I Material Contract that occurs automatically without any action (other than notice of renewal) by REIT I or any REIT I Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)   make any payment, direct or indirect, of any liability of REIT I or any REIT I Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii)   waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of REIT I made available to NNN REIT prior to the date of this Agreement or (y) that do not exceed $100,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against REIT I or any REIT I Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by REIT I or any of the REIT I Subsidiaries and (D) with respect to any Action involving any present, former or purported holder or group of holders of REIT I Common Shares, comply with Section 7.7(c);

(xiii)   (A) hire or terminate any officer or director of REIT I or any REIT I Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of REIT I’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv)   fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2017, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv)   enter into any new line of business;

(xvi)   form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvii)   fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)   make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve REIT I’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any REIT I Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)   take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause REIT I to fail to qualify as a REIT or any REIT I Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)   make or commit to make any capital expenditures that are in excess of $200,000 per quarter in the aggregate;

(xxi)   adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to REIT I or to prevent or impair the ability of REIT I to consummate the Merger;

(xxii)   amend or modify the engagement letters entered into with the Persons listed on Section 4.18 of the REIT I Disclosure Letter, in a manner adverse to REIT I, any REIT I Subsidiary or NNN REIT, or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)   permit any Liens or Encumbrances, except Permitted Liens; or

(xxiv)   authorize, or enter into any Contract to do any of the foregoing.

(c)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit REIT I from taking any action, at any time or from time to time, that in the reasonable judgment of the REIT I Board, upon advice of counsel to REIT I, is reasonably necessary (i) for REIT I to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that REIT I or any REIT I Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of REIT I in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2   Conduct of Business by NNN REIT.

(a)   NNN REIT covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the REIT I special committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2(a) of the NNN REIT Disclosure Letter, the NNN REIT Parties shall not, and shall not cause or permit any other NNN REIT Subsidiary to, take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause NNN REIT to fail to qualify as a REIT or any NNN REIT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be.

(b)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit NNN REIT from taking any action, at any time or from time to time, that in the reasonable judgment of the NNN REIT Board, upon advice of counsel to NNN REIT, is reasonably necessary (i) for NNN REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that NNN REIT or any NNN REIT Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of NNN REIT in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(a).

Section 6.3   No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (a) REIT I, directly or indirectly, the right to control or direct NNN REIT or any NNN REIT Subsidiary’s operations prior to the Merger Effective Time, or (b) NNN REIT, directly or indirectly, the right to control or direct REIT I or any REIT I Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) NNN REIT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the NNN REIT Subsidiaries’ respective operations and (ii) REIT I shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the REIT I Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1   Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; REIT I Shareholder Approvals and NNN REIT Stockholder Approval.

(a)   As promptly as reasonably practicable following the date of this Agreement, (i) REIT I shall prepare (with NNN REIT’s reasonable cooperation) and cause to be filed with the SEC the REIT I Proxy Statement in preliminary form with respect to the REIT I Shareholders Meeting, (ii) NNN REIT shall prepare (with REIT I’s reasonable cooperation) and cause to be filed with the SEC the NNN REIT Proxy Statement in preliminary form with respect to the NNN REIT Stockholders Meeting, and (iii) NNN REIT shall prepare (with REIT I’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”) to register under the Securities Act the shares of NNN REIT Common Stock to be issued in the Merger (together, the “Registered Securities”). The S-4 prepared by NNN REIT shall be in compliance in all material respects with the applicable provisions of the Securities Act and will include the REIT I Proxy Statement (prepared by REIT I in compliance in all material respects with the applicable provisions of the Exchange Act) and the NNN REIT Proxy Statement (prepared by NNN REIT in compliance in all material respects with the applicable provisions of the Exchange Act) (the “Joint Proxy Statement/Prospectus”). Each of NNN REIT and REIT I shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and (B) keep the Form S-4 effective for so long as necessary to permit the NNN REIT Common Stock to be issued in the Merger, unless this Agreement is terminated pursuant to Article 9. Each of NNN REIT and REIT I shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to NNN REIT and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of NNN REIT and REIT I shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Joint Proxy Statement/Prospectus received from the SEC and advise the other of any oral comments with respect to the Form S-4 or the Joint Proxy Statement/Prospectus received from the SEC. Each of NNN REIT and REIT I shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and NNN REIT shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, NNN REIT and REIT I shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable changes provided by the other Party. NNN REIT shall notify REIT I, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and NNN REIT and REIT I shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. NNN REIT shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and REIT I shall furnish all information concerning REIT I and its stockholders as may be reasonably requested in connection with any such actions.

(b)   If, at any time prior to the receipt of the REIT I Shareholder Approvals and NNN REIT Stockholder Approval, any information relating to REIT I or NNN REIT, or any of their respective Affiliates, should be discovered by REIT I (solely with respect to the REIT I Proxy Statement or information about REIT I that has been provided for REIT I information disclosure in the S-4) or NNN REIT which, in the reasonable judgment of REIT I or NNN REIT, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (limited to REIT I solely with respect to misstatement of a material fact or omission of any material fact set forth in the REIT I Proxy Statement or information about REIT I that has been provided for REIT I information disclosure in the S-4), the Party that discovers such information shall promptly notify the other Parties, and REIT I and NNN REIT shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of REIT I and NNN REIT. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.21 and this Section 7.1, any information concerning or related to NNN REIT, its Affiliates or the NNN REIT Stockholders Meeting will be deemed to have been provided by NNN REIT, and any information concerning or related to REIT I, its Affiliates or the REIT I Shareholders Meeting will be deemed to have been provided by REIT I.

(c)   As promptly as practicable following the date of this Agreement, REIT I shall, in accordance with applicable Law and the REIT I Governing Documents, establish a record date for, duly call, give notice of, convene and hold the REIT I Shareholders Meeting for the purpose of obtaining the REIT I Shareholder Approvals. REIT I shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to REIT I’s shareholders entitled to vote at the REIT I Shareholders Meeting and to hold the REIT I Shareholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. REIT I shall, through the REIT I Board, recommend to its shareholders that they give the REIT I Shareholder Approvals, include the REIT I Board Recommendation in the REIT I Proxy Statement and solicit and use its reasonable best efforts to obtain the REIT I Shareholder Approvals, except to the extent that the REIT I Board shall have made a REIT I Adverse Recommendation Change as permitted by Section 7.3(d); provided, however, that REIT I’s obligation to duly call, give notice of, convene and hold the REIT I Shareholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any REIT I Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the REIT I Shareholders Meeting is scheduled, REIT I has not received proxies representing a sufficient number of shares of REIT I Common Shares to obtain the REIT I Shareholder Approvals, whether or not a quorum is present, REIT I shall have the right to make one or more successive postponements or adjournments of the REIT I Shareholders Meeting (provided, however, that the REIT I Shareholders Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the REIT I Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) more than 120 days from the record date for the REIT I Shareholders Meeting); provided, further, the REIT I Shareholders Meeting may not be postponed or adjourned on the date the REIT I Shareholders Meeting is scheduled if REIT I shall have received proxies in respect of an aggregate number of shares of REIT I Common Shares, which have not been withdrawn, such that REIT I Shareholder Approvals would be obtained at such meeting.

(d)   As promptly as practicable following the date of this Agreement, NNN REIT shall, in accordance with applicable Law and the NNN REIT Governing Documents, establish a record date for, duly call, give notice of, convene and hold the NNN REIT Stockholders Meeting for the purpose of obtaining the NNN

REIT Stockholder Approval (and other matters that shall be submitted to the holders of NNN REIT Common Stock at such meeting). NNN REIT shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to NNN REIT’s stockholders entitled to vote at the NNN REIT Stockholders Meeting and to hold the NNN REIT Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. NNN REIT shall, through the NNN REIT Board, recommend to its stockholders that they give the NNN REIT Shareholder Approval, include such recommendation in the NNN REIT Proxy Statement and solicit and use its reasonable best efforts to obtain the NNN REIT Stockholder Approval, except to the extent that the NNN REIT Board shall have made a NNN REIT Adverse Recommendation Change as permitted by Section 7.3(d). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the NNN REIT Stockholders Meeting is scheduled, NNN REIT has not received proxies representing a sufficient number of shares of NNN REIT Common Stock to obtain the NNN REIT Stockholder Approval, whether or not a quorum is present, NNN REIT shall have the right to make one or more successive postponements or adjournments of the NNN REIT Stockholders Meeting (provided, however, that the NNN REIT Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the NNN REIT Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) more than 120 days from the record date for the NNN REIT Stockholders Meeting).

(e)   REIT I and NNN REIT shall use their respective best efforts to hold the REIT I Shareholders Meeting and the NNN REIT Stockholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 7.2   Access to Information; Confidentiality.

(a)   During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties (i) any information concerning such Party or its respective subsidiaries (including with respect to any pending or threatened Action) as the other Party may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of any Joint Proxy Statement/Prospectus, prior to the REIT I Shareholders Meeting and the NNN REIT Stockholders Meeting, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice of in accordance with this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Merger Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b)   Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3   No Solicitation of Transactions; Change in Recommendation.

(a)   Except as expressly permitted by this Section 7.3, during the Interim Period, REIT I shall and shall cause each of the REIT I Subsidiaries and their respective Representatives (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal (as defined below), or any inquiry or proposal that may be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information concerning REIT I or any of the REIT I Subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage or take any other action for the purpose of facilitating, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(a) by any Representative of REIT I or any REIT I Subsidiary shall be deemed to be a breach of this Section 7.3(a) by REIT I.

(b)   Notwithstanding anything to the contrary contained in this Section 7.3, (i) if at any time on or after the date of this Agreement and prior to obtaining the REIT I Shareholder Approvals, REIT I or any of the REIT I Subsidiaries or their respective Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons that the REIT I Board determines in good faith, after consultation with REIT I’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal (as defined below), which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement and (ii) the REIT I Board has determined in good faith, after consultation with REIT I’s outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the duties of the trust managers of REIT I under applicable California Law, REIT I may or may cause its respective Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(b), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to REIT I and the REIT I Subsidiaries to the Person or group of Persons who has made such Competing Proposal, provided that REIT I shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to NNN REIT any non-public information concerning REIT I or any of the REIT I Subsidiaries that is provided to any Person given such access which was not previously provided to NNN REIT or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(b) by any Representative of REIT I or any of the REIT I Subsidiaries shall be deemed to be a breach of this Section 7.3(b) by REIT I.

(c)   REIT I shall promptly, and in any event no later than 24-hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, (i) advise NNN REIT in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information and (ii) keep NNN REIT promptly advised of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. REIT I agrees that it and the REIT I Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a REIT I Subsidiary from providing any information required to be provided to NNN REIT in accordance with this Section 7.3(c) within the time periods contemplated hereby.

(d)   Except as expressly permitted by this Section 7.3(d), the REIT I Board shall not (i)(A) fail to recommend to its shareholders that the REIT I Shareholder Approvals be given or fail to include the REIT I Board Recommendation in the REIT I Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the REIT I Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the REIT I Board pursuant to Rule 14d-9(f) of the Exchange Act or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the stockholders of REIT I a Competing Proposal (actions described in this clause (i) being referred to as a “REIT I Adverse Recommendation Change”) or (ii) authorize, cause or permit REIT I or any of the REIT I Subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”). Notwithstanding anything to the contrary herein, prior to the time the REIT I Shareholder Approvals are obtained, the REIT I Board, may make (but in each case, subject to compliance with this Section 7.3(d) and Sections 7.3(a)-(c)), a REIT I Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(ii) to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if, (A) a written Competing Proposal that was not solicited in violation of this Section 7.3 is made to REIT I by a third party and such Competing Proposal is not withdrawn, and (B) prior to taking such action, the REIT I Board has determined in good faith (y) after consultation with REIT I’s outside legal counsel, that failure to take such action would be inconsistent with the duties of the trust managers of REIT I under applicable California Law and (z) after consultation with REIT I’s outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) REIT I has given NNN REIT at least five (5) Business Days’ prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) NNN REIT and REIT I have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the REIT I Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by NNN REIT and shall have determined that, after consultation with REIT I’s outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, REIT I shall, in each case, have delivered to NNN REIT an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced. Unless this Agreement has been terminated in accordance with Section 9.1(c)(ii), the REIT I Board shall submit this Agreement to the REIT I Shareholders even if the REIT I Board shall have effected a REIT I Adverse Recommendation Change, and the REIT I Board may not submit to the vote of the REIT I Shareholders any Competing Proposal other than the transactions contemplated by this Agreement.

(e)   Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the REIT I Board from: (i) taking and disclosing to the stockholders of REIT I, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen”

communication to the stockholders of REIT I pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the REIT I Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the trust managers under applicable California Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(e)) permitted under this Section 7.3(e) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the REIT I Board Recommendation shall be deemed a REIT I Adverse Recommendation Change and; provided, further, that the REIT I Board shall not, except as expressly permitted by Section 7.3(d), effect a REIT I Adverse Recommendation Change.

(f)   Except as expressly permitted by this Section 7.3, during the Interim Period, NNN REIT shall and shall cause each of the NNN REIT Subsidiaries and their respective Representatives (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal, or any inquiry or proposal that may be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information concerning NNN REIT or any of the NNN REIT Subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage or take any other action for the purpose of facilitating, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(a) by any Representative of NNN REIT or any NNN REIT Subsidiary shall be deemed to be a breach of this Section 7.3(a) by NNN REIT.

(g)   Notwithstanding anything to the contrary contained in this Section 7.3, (i) if at any time on or after the date of this Agreement and prior to obtaining the REIT I Shareholder Approvals, NNN REIT or any of the REIT I Subsidiaries or their respective Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons that the NNN REIT Board determines in good faith, after consultation with NNN REIT’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement and (ii) the NNN REIT Board has determined in good faith, after consultation with NNN REIT’s outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the duties of the directors of NNN REIT under applicable Maryland Law, NNN REIT may or cause its respective Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(g), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to NNN REIT and the NNN REIT Subsidiaries to the Person or group of Persons who has made such Competing Proposal, provided that NNN REIT shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to REIT I any non-public information concerning NNN REIT or any of the NNN REIT Subsidiaries that is provided to any Person given such access which was not previously provided to REIT I or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(b) by any Representative of NNN REIT or any of the NNN REIT Subsidiaries shall be deemed to be a breach of this Section 7.3(b) by NNN REIT.

(h)   NNN REIT shall promptly, and in any event no later than 24-hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, (i) advise REIT I in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information and (ii) keep REIT I promptly advised of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. NNN REIT agrees that it and the NNN REIT Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a NNN REIT Subsidiary from providing any information required to be provided to REIT I in accordance with this Section 7.3(c) within the time periods contemplated hereby.

(i)   Except as expressly permitted by this Section 7.3(d), the NNN REIT Board shall not (i)(A) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the NNN REIT Board Recommendation, (B) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the NNN REIT Board pursuant to Rule 14d-9(f) of the Exchange Act or (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the stockholders of NNN REIT a Competing Proposal (actions described in this clause (i) being referred to as a “NNN REIT Adverse Recommendation Change”) or (ii) authorize, cause or permit NNN REIT or any of the NNN REIT Subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”). Notwithstanding anything to the contrary herein, prior to the time the REIT I Shareholder Approvals are obtained, the NNN REIT Board, may make (but in each case, subject to compliance with this Section 7.3(d) and Sections 7.3(a)-(c)), a NNN REIT Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(ii) to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if, (A) a written Competing Proposal that was not solicited in violation of this Section 7.3 is made to NNN REIT by a third party and such Competing Proposal is not withdrawn, and (B) prior to taking such action, the NNN REIT Board has determined in good faith (y) after consultation with NNN REIT’s outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of NNN REIT under applicable Maryland Law and (z) after consultation with NNN REIT’s outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) NNN REIT has given REIT I at least five (5) Business Days’ prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) NNN REIT and REIT I have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the NNN REIT Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by REIT I and shall have determined that, after consultation with NNN REIT’s outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, NNN REIT shall, in each case, have delivered to REIT I an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced. Unless this Agreement has been terminated in accordance with Section 9.1(c)(ii), the NNN REIT Board shall submit this Agreement to its stockholders even if the NNN REIT Board shall have effected a NNN REIT Adverse Recommendation Change, and the NNN REIT Board may not submit to the vote of their stockholders any Competing Proposal other than the transactions contemplated by this Agreement.

(j)   Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the NNN REIT Board from: (i) taking and disclosing to the stockholders of NNN REIT, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the stockholders of NNN REIT pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the NNN REIT Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors under applicable Maryland Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(e)) permitted under this Section 7.3(e) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the NNN REIT Board Recommendation shall be deemed a NNN REIT Adverse Recommendation Change and; provided, further, that the NNN REIT Board shall not, except as expressly permitted by Section 7.3(d), effect a NNN REIT Adverse Recommendation Change.

(k)   For purposes of this Agreement:

(i)   “Competing Proposal” means, (A) with respect to REIT I, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving REIT I or any REIT I Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of REIT I or any of the REIT I Subsidiaries representing twenty percent (20%) or more of the consolidated assets of REIT I and the REIT I Subsidiaries, taken as a whole, (3) issue, sale or other disposition by REIT I or any of the REIT I Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of REIT I Common Shares, (4) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of REIT I Common Shares, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to REIT I in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of REIT I Common Shares, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions and (B) with respect to NNN REIT, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving NNN REIT or any NNN REIT Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of NNN REIT or any of the NNN REIT Subsidiaries representing twenty percent (20%) or more of the consolidated assets of NNN REIT and the NNN REIT Subsidiaries, taken as a whole, (3) issue, sale or other disposition by NNN REIT or any of the NNN REIT Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of NNN REIT Common Stock, (4) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of NNN REIT Common Stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to NNN REIT in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of NNN REIT Common Stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Competing Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among NNN REIT and one or more of the NNN REIT Subsidiaries or solely among the NNN REIT Subsidiaries.

(ii)   “Superior Proposal” means, (A) with respect to REIT I, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) which the REIT I Board (based on the recommendation of the REIT I special committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by NNN REIT) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the REIT I Shareholders (in their capacities as shareholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by NNN REIT)) and (B) with respect to NNN REIT, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) which the NNN REIT Board (based on the recommendation of the NNN REIT special committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by REIT I) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of NNN REIT (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by REIT I)).

Section 7.4   Public Announcements. Except with respect to any REIT I Adverse Recommendation Change, any NNN REIT Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.5   Appropriate Action; Consents; Filings.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, REIT I and each of the NNN REIT Parties shall and shall cause the other REIT I Subsidiaries and the other NNN REIT Subsidiaries, respectively, and their respective Affiliates to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.7(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of NNN REIT after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of NNN REIT after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b)   In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)   Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6   Estoppel Certificates. As promptly as practicable following the date of this Agreement and during the Interim Period, REIT I shall, and shall cause the REIT I Subsidiaries and their respective Affiliates to use, good faith, commercially reasonable efforts to obtain an estoppel certificate, duly executed by each the tenants under the REIT I Leases that are set forth on Section 7.6 of the REIT I Disclosure Letter (each, a “Specified REIT I Tenant”), dated no more than thirty (30) days prior to the Closing Date and reflecting the terms of such REIT I Lease, in substantially the form attached hereto as Exhibit B (each, an “Estoppel Certificate”). REIT I shall provide a draft of the Estoppel Certificates to NNN REIT for review and comment before presenting them to the applicable REIT I Tenant and shall promptly (and at least three (3) Business Days prior to the Closing Date) deliver a copy of such executed Estoppel Certificates to NNN REIT promptly upon receipt thereof by REIT I or any REIT I Subsidiary.

Section 7.7   Notification of Certain Matters; Transaction Litigation.

(a)   REIT I and its Representatives shall give prompt notice to the NNN REIT Parties, and the NNN REIT Parties and their Representatives shall give prompt notice to REIT I, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)   REIT I and its Representatives shall give prompt notice to the NNN REIT Parties, and the NNN REIT Parties and their Representatives shall give prompt notice to REIT I, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by REIT I, the NNN REIT Parties or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), or Section 9.1(d)(i).

(c)   REIT I and its Representatives shall give prompt notice to the NNN REIT Parties, and the NNN REIT Parties and their Representatives shall give prompt notice to REIT I, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any REIT I Subsidiary or NNN REIT Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. REIT I and its respective Representatives shall give NNN REIT the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against REIT I or its trustees, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without NNN REIT’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The NNN REIT Parties and their respective Representatives shall give REIT I the opportunity to reasonably participate in the defense and settlement of any litigation against the NNN REIT Parties and/or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without REIT I’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.8   Indemnification; Directors’ and Officers’ Insurance.

(a)   Without limiting or being limited by the provisions of Section 7.8(b) and to the extent permitted by applicable Law, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, NNN REIT shall (and shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnified Party (as defined below) against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of REIT I or any of the REIT I Subsidiaries, or (y) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to NNN REIT’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, NNN REIT or the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.8(a) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (ii) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (iii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Party shall promptly refund to NNN REIT or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(b)   Without limiting the foregoing and to the extent permitted by applicable Law, each of NNN REIT and the Surviving Entity agrees that, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of REIT I or any of the REIT I Subsidiaries (the “Indemnified Party(ies)”) as currently provided in (i) the REIT I Governing Documents or, if applicable, similar organizational documents or agreements of any REIT I Subsidiary (the “REIT I Organizational Documents”). For a period of six (6) years following the Merger Effective Time, the organizational documents of NNN REIT and the Surviving Entity and the organizational documents of any applicable NNN REIT Subsidiary or REIT I Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the REIT I Organizational Documents as of the Merger Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were the Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)   For a period of six (6) years after the Merger Effective Time, NNN REIT shall cause the Surviving Entity to maintain in effect REIT I’s current directors’ and officers’ liability insurance covering each Person currently covered by REIT I’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Merger Effective Time; provided, that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as REIT I’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than REIT I’s existing policies as of the date hereof or (ii) in consultation with NNN REIT, REIT I may obtain extended reporting period coverage under REIT I’s existing insurance programs (to be effective as of the Merger Effective Time) for a period of six (6) years after the Merger Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.8(c) in excess of 300% of the most recent annual premiums paid by REIT I for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d)   If NNN REIT or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of NNN REIT or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.8.

(e)   NNN REIT shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.8.

(f)   The provisions of this Section 7.8 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.8), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of REIT I, NNN REIT and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.8 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.9 Dividends.

(a)   In the event that a distribution with respect to the shares of REIT I Common Shares permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of REIT I Common Shares on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of NNN REIT Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of NNN REIT Common Stock on the Closing Date immediately prior to the Merger Effective Time. After the signing of this Agreement and before the Merger Effective Time, REIT I shall coordinate with NNN REIT with respect to the declaration of, and the setting of record dates and payment dates for dividends on REIT I Common Shares so that (i) holders of REIT I Common Shares do not receive dividends on both REIT I Common Shares and NNN REIT Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either REIT I Common Shares or NNN REIT Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.1(b)(iii) on REIT I Common Shares and a dividend on NNN REIT Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.1(b)(iii) on REIT I Common Shares or a dividend on NNN REIT Common Stock received in the Merger.

(b)   In the event that REIT I shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii), it shall notify NNN REIT at least twenty (20) days prior to the Closing Date, and NNN REIT shall be entitled to declare a dividend per share payable to holders of NNN REIT Common Stock and NNN REIT OP Partnership Interests, in an amount per share of NNN REIT Common Stock or per NNN REIT OP Partnership Interest equal to the quotient obtained by dividing (x) the dividend declared by REIT I with respect to each share of REIT I Common Shares by (y) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.9(b) shall be prior to the Closing Date.

Section 7.10   Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the REIT I Charter or the NNN REIT Charter (“Charter Restrictions”) on the Merger and the other transactions contemplated by this Agreement. No Party shall take any action to exempt any Person (other than the other Parties or their respective Affiliates) from any Takeover Statute of any jurisdiction or Charter Restrictions that may purport to be applicable to the Merger or any of the other transactions contemplated by this Agreement or otherwise cause any restrictions in any Takeover Statute or Charter Restrictions not to apply to any such Person.

Section 7.11   Obligations of the Parties. REIT I shall take all actions necessary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. NNN REIT shall take all actions necessary to (a) cause the NNN REIT Parties to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.

Section 7.12   Certain Transactions.

(a)   Except as set forth in Section 7.12 of the REIT I Disclosure Letter, REIT I shall cause all contracts (including, for the avoidance of doubt, the REIT I Related Party Agreements) between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of REIT I or any REIT I Subsidiary, on the one hand, and REIT I or any REIT I Subsidiary, on the other hand, to be settled or terminated on or prior to the Closing, without any further obligations, liability or payments (other than customary indemnification obligations) by or on behalf of REIT I as of the Closing. For the avoidance of doubt, the foregoing shall not require the settlement or termination of an agreement that is solely between REIT I and/or any entities that will remain REIT I Subsidiaries after the Closing.

(b)   REIT I represents and warrants that the REIT I DRP and the REIT I SRP have been suspended as of the date of this Agreement and shall take all such actions as may be required to maintain the suspension of the same. REIT I shall (i) take such actions as may be required to terminate the REIT I DRP effective immediately prior to the Effective Time, (ii) ensure that no shares of Company Common Stock are purchased or issued pursuant to the Company DRIP during the Interim Period and (iii) ensure that no purchase or other rights under the REIT I DRP enable the holder of such rights to acquire any interest in NNN REIT or any NNN REIT Subsidiary as a result of such purchase or the exercise of such rights at or after the Effective Time.

(c)   REIT I shall (i) take such actions as may be required to terminate the REIT I SRP effective prior to the Effective Time, (ii) ensure that no shares of Company Common Stock are repurchased by Company pursuant to the REIT I SRP during the Interim Period, except as expressly permitted by this Agreement and (iii) ensure that no redemption or other rights under the REIT I SRP enable the holder of such rights to cause NNN REIT or any NNN REIT Subsidiary to redeem NNN REIT Common Shares issued in connection with the Merger as a result of such redemption or other rights at or after the Effective Time.

(d)   NNN REIT shall use its reasonable best efforts to seek SEC guidance prior to the Merger Effective Time, relating to its ability to include the NNN REIT Class C Common Stock issued as Merger Consideration in the NNN REIT SRP, consistent with all other classes of NNN REIT Common Stock commencing at the earliest possible date following the Merger Effective Time. In the absence of NNN REIT receiving such favorable SEC guidance, NNN REIT shall adopt a share redemption program for the NNN REIT Class C Common Stock issued as Merger Consideration within twelve (12) months following the Merger Effective Time containing terms at least as favorable as the NNN REIT SRP.

Section 7.13   Tax Matters.

(a)   Each of REIT I and NNN REIT shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. Neither REIT I nor NNN REIT shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)   NNN REIT shall (i) deliver to Morris, Manning & Martin, LLP a tax representation letter, dated as of the Closing Date and signed by an officer of NNN REIT, containing representations of NNN REIT and (ii) cause Squar Milner LLC to deliver to Morris, Manning & Martin, LLP a reliance letter, dated as of the Closing Date and signed by a partner of Squar Milner LLC, in each case containing representations reasonably necessary or appropriate to enable Morris, Manning & Martin, LLP to render the tax opinion described in Section 8.3(f).

(c)   NNN REIT shall (i) use its reasonable best efforts to obtain the opinion of Morris, Manning & Martin, LLP, and (ii) deliver to Morris, Manning & Martin, LLP a tax representation letter, dated as of the Closing Date and signed by an officer of NNN REIT and NNN REIT Operating Partnership, containing representations of NNN REIT and NNN REIT Operating Partnership reasonably necessary or appropriate to enable Morris, Manning & Martin, LLP to render the tax opinion described in Section 8.3(f).

(d)   REIT I and NNN REIT shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

Section 7.14   Amendment of REIT I Charter. The REIT I Board shall resolve to amend the REIT I Charter as set forth in Exhibit A hereto and shall include such amendment in the REIT I Proxy Statement.

ARTICLE 8

CONDITIONS

Section 8.1   Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a)   Regulatory Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the NNN REIT Disclosure Letter and Section 8.1(a) of the REIT I Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)   Shareholder Approval. The REIT I Shareholder Approvals shall have been obtained in accordance with applicable Law and the REIT I Charter and REIT I Bylaws.

(c)   No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)   Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2   Conditions to Obligations of REIT I. The obligations of REIT I to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by REIT I, at or prior to the Merger Effective Time, of the following additional conditions:

(a)   Representations and Warranties. (i) The representations and warranties of the NNN REIT Parties set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure) and Section 5.6 (Brokers), Section 5.7 (Opinion of Financial Advisor), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of the NNN REIT Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or NNN REIT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a NNN REIT Material Adverse Effect.

(b)   Performance of Covenants and Obligations of the NNN REIT Parties. The NNN REIT Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Merger Effective Time.

(c)   Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a NNN REIT Material Adverse Effect.

(d)   Delivery of Certificate. NNN REIT shall have delivered to REIT I a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of NNN REIT, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)   Amendment of REIT I Charter. The REIT I Board shall have resolved to amend the REIT I Charter as set forth in Exhibit A hereto and the REIT I Shareholders shall have approved such amendment in the REIT I Shareholders Meeting.

Section 8.3   Conditions to Obligations of the NNN REIT Parties. The obligations of the NNN REIT Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by NNN REIT at or prior to the Merger Effective Time, of the following additional conditions:

(a)   Representations and Warranties. (i) The representations and warranties of REIT I set forth in the Fundamental Representations (except Section 4.4(a) (Capital Structure), Section 4.18 (Brokers), Section 4.19 (Opinion of Financial Advisor) and Section 4.20 (Takeover Statutes)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of REIT I contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or REIT I Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)   Performance of Covenants or Obligations of REIT I. REIT I shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Merger Effective Time.

(c)   Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a REIT I Material Adverse Effect.

(d)   Delivery of Certificate. REIT I shall have delivered to NNN REIT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of REIT I certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)   Required Consents. REIT I shall have obtained the consents and approvals set forth on Schedule 8.3(e) (the “Required Consents”) in a form reasonably satisfactory to NNN REIT.

(f)   REIT Opinion. NNN REIT shall have received a written opinion of Morris, Manning & Martin, LLP, dated as of the Closing Date, to the effect that, commencing with NNN REIT’s taxable year that ended on December 31, 2016, NNN REIT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation will enable NNN REIT to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by NNN REIT.

(g)   Section 368 Opinion. NNN REIT shall have received a written opinion of Morris, Manning & Martin, LLP, or other counsel to NNN REIT reasonably satisfactory to REIT I, dated as of the Closing Date and in form and substance reasonably satisfactory to NNN REIT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Morris, Manning & Martin, LLP may rely upon the tax representation letters described in Section 7.13.

(h)   Approval of Merger by Holders of NNN REIT Common Stock. Although NNN REIT is not required to submit this Agreement or the Merger to the holders of NNN Common Stock for approval under the NNN REIT Charter, the NNN REIT Bylaws or the MGCL, (i) the NNN Board shall have directed that this Agreement and the Merger be submitted for consideration to the holders of NNN REIT Common Stock at a duly held meeting of the holders of NNN REIT Common Stock, (ii) the NNN REIT Board shall have recommended that the holders of NNN REIT Common Stock vote in favor of approval of this Agreement and the Merger, and (iii) this Agreement and the Merger shall have been approved by the affirmative vote of the holders of a majority of the shares of NNN REIT Common Stock present in person or by proxy at such meetings (together, the “NNN REIT Stockholder Approval”).

(i)   Estoppel Certificates. NNN REIT shall have received (i) at least three (3) Business Days prior to the Closing Date, the Estoppel Certificates from the Specified REIT I Tenants set forth on Section 8.1(a) of the REIT I Disclosure Letter, in form and substance reasonably satisfactory to NNN REIT, along with (ii) a written statement, dated as of the Closing Date and duly executed by REIT I or the applicable REIT I Subsidiary, affirming that as of the Closing, all information contained in such Estoppel Certificates delivered to NNN REIT remains true and correct other than the date through which rental payments are made, which date REIT I or the applicable REIT I Subsidiary shall update to the current correct date. For purposes of the foregoing clause (i), any such Estoppel Certificate shall be deemed unsatisfactory if it discloses: (i) any default by the landlord or the respective tenant under the applicable REIT I Lease; (ii) any amendment, modification or supplement to any REIT I Lease that was not provided to NNN REIT prior to the commencement of the Interim Period; or (iii) any other information that is inconsistent in any material respect with the applicable REIT I Lease or related information as provided to NNN REIT, any NNN REIT Subsidiary or any of their Affiliates, before the commencement of the Interim Period.

(j)   Settlement Documents and SEC Obligations. REIT I Advisor and the SEC shall have entered a settlement agreement and any other documents, instruments or agreements of any kind and nature required to be entered into in connection therewith (the “Settlement Documents”) in connection with that certain administrative proceeding commenced by the SEC against REIT I Advisor and such Settlement Documents shall be in full force and effect, no default shall have occurred under any of the Settlement Documents and all obligations thereunder shall have been fully and timely satisfied and all payment and performance obligations shall have been paid and performed, as and when due.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1   Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the REIT I Shareholder Approvals and NNN REIT Stockholder Approval, as applicable (except as otherwise specified in this Section 9.1):

(a)   by mutual written consent of each of REIT I and NNN REIT;

(b)   by either REIT I (with the prior approval of the REIT I special committee) or NNN REIT (with the prior approval of the NNN REIT special committee):

(i)   if the Merger shall not have occurred on or before 11:59 p.m. Pacific time on March 31, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and (A) in the case of REIT I, including the failure of the other REIT I, and (B) in the case of NNN REIT, including the failure of the other NNN REIT Parties) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)   if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and (A) in the case of REIT I, including the failure of the other REIT I, and (B) in the case of NNN REIT, including the failure of the other NNN REIT Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement; or

(iii)   if the REIT I Shareholder Approvals or NNN REIT Stockholder Approval shall not have been obtained at the REIT I Shareholders and NNN REIT Stockholder Meetings duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement and the Merger was taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the REIT I Shareholder Approvals and NNN REIT Stockholder Approval was primarily due to the failure of a Party to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

(c)   by REIT I (with the prior approval of the REIT I special committee):

(i)   if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the NNN REIT Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “NNN REIT Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from REIT I to NNN REIT and two (2) Business Days before the Outside Date; provided, that REIT I shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a REIT I Terminating Breach shall have occurred and be continuing at the time REIT I delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)   if REIT I has accepted a Superior Proposal at any time prior to receipt of the Stockholder Approvals in accordance with the provisions of Section 7.3(d) herein; provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to NNN REIT and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void;

(iii)   if (A) the NNN REIT Board or any committee thereof, for any reason, shall have effected a NNN REIT Adverse Recommendation Change; (B) the NNN Board or any committee thereof shall have approved, adopted or publicly endorsed or recommended any Competing Proposal, (C) a tender offer or exchange offer for any shares of NNN Common Stock that constitutes a Competing Proposal (other than by REIT I or any of its Affiliates) is commenced and the NNN REIT Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of NNN REIT and to publicly reaffirm the NNN REIT Board Recommendation within ten (10) Business Days of being requested to do so by REIT I, or (D) NNN REIT shall have materially violated any of its obligations under Section 7.3, or shall be deemed pursuant to the last sentence of Section 7.3(h) to have materially violated any of its obligations under Section 7.3 (other than any immaterial or inadvertent violations thereof that did not result in a Competing Proposal); or

(iv)   if (A) all of the conditions set forth in Section 8.1 and Section 8.3 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), (B) on or after the date the Closing should have occurred, REIT I has delivered written notice to NNN REIT to the effect that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing) and REIT I is prepared to consummate the Closing, and (C) the NNN REIT Parties fail to consummate the Closing within three (3) Business Days after delivery of the notice referenced in the preceding clause (B) (it being understood that during such three (3) Business Day period, NNN REIT shall not be entitled to terminate this Agreement); or

(d)   by NNN REIT (with the prior approval of the NNN REIT special committee):

(i)   if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of REIT I set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 and Section 8.3 not to be satisfied (a “REIT I Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from NNN REIT to REIT I and two (2) Business Days before the Outside Date; provided, that NNN REIT shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a NNN REIT Terminating Breach shall have occurred and be continuing at the time NNN REIT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii)   if NNN REIT has accepted a Superior Proposal at any time prior to receipt of the REIT I Shareholder Approvals and NNN REIT Stockholder Approval in accordance with the provisions of Section 7.3(j) hereof; provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to REIT I and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void;

(iii)   if, at any time prior to receipt of the REIT I Shareholder Approvals and NNN REIT Stockholder Approval, (A) the REIT I Board or any committee thereof, for any reason, shall have effected a REIT I Adverse Recommendation Change; (B) the REIT I Board or any committee thereof shall have approved, adopted or publicly endorsed or recommended any Competing Proposal, (C) a tender offer or exchange offer for any shares of REIT I Common Shares that constitutes an Competing Proposal (other than by NNN REIT or any of its Affiliates) is commenced and the REIT I Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of REIT I and to publicly reaffirm the REIT I Board Recommendation within five (5) Business Days of being requested to do so by NNN REIT, (D) the REIT I Board or any committee thereof fails to include the REIT I Board Recommendation in the REIT I Proxy Statement, or (E) REIT I shall have violated any of its obligations under Section 7.3, or shall be deemed pursuant to the last sentence of Section 7.3(b) to have violated any of its obligations under Section 7.3;

(iv)   if (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), (B) on or after the date the Closing should have occurred, NNN REIT has delivered written notice to REIT I to the effect that all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing) and the NNN REIT Parties are prepared to consummate the Closing, and (C) REIT I fails to consummate the Closing within three (3) Business Days after delivery of the notice referenced in the preceding clause (B) (it being understood that during such three (3) Business Day period, REIT I shall not be entitled to terminate this Agreement); or

(v)   if the NNN REIT Approval shall not have been obtained at the NNN REIT Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the REIT Merger was taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii)) shall not be available to a Party if the failure to receive the REIT I Shareholder Approval or NNN REIT Stockholder Approval was primarily due to the failure of a Party to perform in all material respects any of its obligations, covenants or agreements under this Agreement.

Section 9.2   Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of REIT I or the NNN REIT Parties, except that the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

Section 9.3   Fees and Expenses.

(a)   Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger are consummated; provided that the Parties will share equally any HSR Act and the Form S-4 filing fees, if any, as may be required to consummate the transactions contemplated by this Agreement.

(b)   In the event that this Agreement is terminated:

(i)   (A)(x) by NNN REIT pursuant to Section 9.1(d)(i), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal

(with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Competing Proposal” increased to fifty percent (50%)) has been publicly announced, disclosed or otherwise communicated to the REIT I Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Competing Proposal or (y) by NNN REIT or REIT I pursuant to Section 9.1(b)(i) (and at the time of such termination REIT I would not have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii)) and after the date of this Agreement, a Competing Proposal with respect to REIT I has been made to REIT I or publicly announced, disclosed or otherwise communicated to REIT I’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Competing Proposal and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Competing Proposal with respect to REIT I is consummated or REIT I enters into a definitive agreement in respect of an Competing Proposal with respect to REIT I that is later consummated, REIT I shall pay to NNN REIT the REIT I Termination Payment;

(ii)   (A)(x) by REIT I pursuant to Section 9.1(d)(i), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Competing Proposal” increased to fifty percent (50%)) has been publicly announced, disclosed or otherwise communicated to the NNN REIT Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Competing Proposal or (y) by REIT I or NNN REIT pursuant to Section 9.1(b)(i) (and at the time of such termination NNN REIT would not have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii)) or Section 9.1(b)(iii) and after the date of this Agreement, a Competing Proposal with respect to NNN REIT has been made to NNN REIT or publicly announced, disclosed or otherwise communicated to NNN REIT’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Competing Proposal and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Competing Proposal with respect to NNN REIT is consummated or NNN REIT enters into a definitive agreement in respect of an Competing Proposal with respect to NNN REIT that is later consummated, NNN REIT shall pay to REIT I the NNN REIT Termination Payment;

(iii)   by REIT I pursuant to Section 9.1(c)(i) (other than as described in Section 9.3(b)(ii)), then NNN REIT shall pay to REIT I an amount equal to the Expense Reimbursement Payment;

(iv)   by REIT I pursuant to Section 9.1(c)(ii), then REIT I shall pay to NNN REIT an amount equal to the REIT I Termination Payment.

(v)   by REIT I pursuant to Section 9.1(c)(iii), then NNN REIT shall pay to REIT I an amount equal to the NNN REIT Termination Payment;

(vi)   by REIT I pursuant to Section 9.1(c)(iv), then NNN REIT shall pay to REIT I an amount equal to the NNN REIT Termination Payment;

(vii)   by NNN REIT pursuant to Section 9.1(d)(i) (other than as described in Section 9.3(b)(i)), then REIT I shall pay to NNN REIT an amount equal to the Expense Reimbursement Payment;

(viii)   by NNN REIT pursuant to Section 9.1(d)(ii), then NNN REIT shall pay to REIT I an amount equal to the NNN REIT Termination Payment;

(ix)   by NNN REIT pursuant to Section 9.1(d)(ii), then REIT I shall pay to NNN REIT an amount equal to the REIT I Termination Payment;

(x)   by NNN REIT pursuant to Section 9.1(d)(iv), then REIT I shall pay to NNN REIT an amount equal to the REIT I Termination Payment;

(xi)   by NNN REIT pursuant to Section 9.1(b)(i) and at the time of such termination REIT I would have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii), then NNN REIT shall pay to REIT I an amount equal to the NNN REIT Termination Payment; or

(xii)   by REIT I pursuant to Section 9.1(b)(i) and at the time of such termination NNN REIT would have been entitled to terminate this Agreement pursuant to Section 9.1(d)(iv), then REIT I shall pay to NNN REIT an amount equal to the REIT I Termination Payment.

(c)   The Parties agree and acknowledge that in no event shall any Party be required to pay a Termination Payment on more than one occasion. Payment of a Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by the Party entitled to payment thereof (the “Recipient”) (i) prior to or concurrently at the time of consummation of any transaction contemplated by an Competing Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i) or Section 9.3(b)(i), (ii) prior to or concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(iv) and Section 9.3(b)(v), (iii) concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(x) or Section 9.3(b)(xii), and (iv) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Payment payable pursuant to any other provision of Section 9.3(b).

(d)   Notwithstanding anything in this Agreement to the contrary, in the event that a Termination Payment becomes payable, then such payment shall be the Recipient’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Party obligated to pay the Termination Payment (the “Payor”) and its Subsidiaries and each of their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transaction contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

(e)   Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that the Payor shall fail to pay the Termination Payment when due, the Payor shall reimburse the Recipient for all reasonable costs and expenses actually incurred or accrued by the Recipient (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if the Payor fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, the Recipient commences a suit which results in a judgment against the Payor for the payment set forth in this Section 9.3, the Payor shall pay to the Recipient its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment. If payable, the Termination Payment shall not be payable more than once pursuant to this Agreement.

(f)   The Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent reasonably selected by the Recipient, after reasonable consultation with the Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3 and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 9.3(b) shall be made by the Payor promptly after receipt of notice from the Recipient that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Recipient on an annual basis based upon the delivery by the Recipient to the escrow agent of any one (or a combination) of the following:

(i)   a letter from the Recipient’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Recipient without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Recipient determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Recipient such maximum amount stated in the accountant’s letter;

(ii)   a letter from the Recipient’s counsel indicating that the Recipient received a private letter ruling from the IRS holding that the receipt by the Recipient of the Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment; or

(iii)   a letter from the Recipient’s counsel indicating that the Recipient has received a tax opinion from the Recipient’s outside counsel or accountant, respectively, to the effect that the receipt by the Recipient of the Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment.

The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Recipient in order to (A) maximize the portion of the Termination Payment that may be distributed to the Recipient hereunder without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Recipient’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Recipient in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Recipient shall bear all costs and expenses under the Escrow Agreement and that any portion of the Termination Payment held in escrow for ten (10) years shall be released by the escrow agent to the Payor. The Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Payor in connection therewith). The Recipient shall fully indemnify the Payor and hold the Payor harmless from and against any such liability, cost or expense.

Section 9.4   Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the REIT I special committee and the NNN REIT special committee, respectively, at any time before or after receipt of the REIT I Shareholder Approvals and prior to the Merger Effective Time; provided, that after the REIT I Shareholder Approvals have been obtained, there shall not be (i) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of REIT I Common Shares, or which by applicable Law requires the further approval of the stockholders of REIT I without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1   Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time.

Section 10.2   Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)   if to a NNN REIT Party to:

The special committee of the Board of Directors
RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626
Attn: Curtis B. McWilliams, Chairperson
email: cbmcwilliams09@gmail.com

with copies (which shall not constitute notice) to:

Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, Georgia 30326
Attn: Lauren B. Prevost, Esq. and Amie Singer, Esq.
email: lprevost@mmmlaw.com; asinger@mmmlaw.com

if to a REIT I Party to:

The special committee of the Board of Directors
Rich Uncles Real Estate Investment Trust I
3090 Bristol Street, Suite 550
Costa Mesa, California 92626
Attn: Vipe Desai, Chairperson
email: vipe@hdxmix.com

with a copy (which shall not constitute notice) to:

Corporate Law Solutions
907 Sandcastle Drive
Corona del Mar, California 92625
Attention: Gregory W. Preston, Esq.
email: gpreston@corp-law.com

Section 10.3   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5   Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules, the REIT I Disclosure Letter and the NNN REIT Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Article 3 (which, from and after the Merger Effective Time, shall be for the benefit of holders of shares of REIT I Common Shares immediately prior to the Merger Effective Time) and Section 7.8 (which, from and after the Merger Effective Time shall be for the benefit of the Indemnified Parties) are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.6   Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7   Governing Law; Venue.

(a)   This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)   All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8   Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.9   Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.10   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11   Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

Rich Uncles Real Estate Investment Trust I

By:	/s/ RAYMOND J. PACINI
Name: Raymond J. Pacini
Title: Chief Financial Officer

RW Holdings NNN REIT, Inc.

By:	/s/ AARON S. HALFACRE
Name: Aaron S. Halfacre
Title: Chief Executive Officer

Rich Uncles NNN Operating Partnership, LP

By:	RW Holdings NNN REIT, Inc., not in its individual capacity but solely as general partner

By:	/s/ AARON S. HALFACRE
Name: Aaron S. Halfacre
Title: Chief Executive Officer

KATANA MERGER SUB, LP

By:	RW Holdings NNN REIT, Inc., its General Partner

By:	/s/ AARON S. HALFACRE
Name: Aaron S. Halfacre
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Annex B

Opinion of UBS Securities LLC

September 18, 2019

The special committee of the Board of Directors
RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

Dear Members of the special committee:

We understand that RW Holdings NNN REIT, Inc., a Maryland corporation (“NNN REIT” or the “Company”), is considering transactions whereby NNN REIT will acquire Rich Uncles Real Estate Investment Trust I, an unincorporated California association (“REIT I”), and modiv, LLC as follows:

•	Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of September 18, 2019 (the “Merger Agreement”), by and among REIT I, NNN REIT, Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership and the operating partnership of NNN REIT (“NNN REIT Operating Partnership”), and Katana Merger Sub, LP, a Delaware limited partnership and a subsidiary of NNN REIT (“Merger Sub”), (i) REIT I will merge with Merger Sub, with Merger Sub being the surviving company (the “Merger Transaction”) and (ii) in connection therewith each issued and outstanding shares of beneficial interest of REIT I representing common shares and excess shares, $0.01 par value per share, other than shares already owned by NNN REIT, will be converted into the right to receive one share of the common stock, par value $0.001 per share, of NNN REIT (“NNN REIT Class C Common Stock”) classified as Class C (the “Merger Consideration”).
•	Furthermore, pursuant to the terms of a Contribution Agreement, draft dated as of September 18, 2019 (the “Contribution Agreement” and together with the Merger Agreement, the “Agreements”) by and among NNN REIT, NNN REIT Operating Partnership, BrixInvest, LLC (“BrixInvest”) and Daisho OP Holdings, LLC, NNN REIT Operating Partnership will acquire 100% of the membership interests of modiv, LLC in exchange for 684,267 Class M units of limited partnership interest (the “Contribution Consideration”) of NNN REIT Operating Partnership (“NNN REIT OP Units”) (such transaction, “Contribution Transaction” and together with the Merger Transaction, the “Transactions”).

For purposes of this opinion, the term “Aggregate Consideration” means, collectively, the Contribution Consideration and the aggregate Merger Consideration to be issued in the Merger Transaction. The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Aggregate Consideration to be paid by the Company in the Transactions.

UBS Securities LLC (“UBS”) has acted as financial advisor to the special committee of the Board of Directors of the Company in connection with the Transactions and will receive a fee for its services, a portion of which is payable in connection with the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, NNN REIT has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the future, we may provide financial or other services to NNN REIT, REIT I and BrixInvest and their respective affiliates unrelated to the Transactions and in connection with any such services we may receive compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of NNN REIT and REIT I and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

The special committee of the Board of Directors RW Holdings NNN REIT, Inc. September 18, 2019 Page 2

Our opinion does not address the relative merits of the Transactions or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transactions or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transactions or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Aggregate Consideration to the extent expressly specified herein, of the Agreements or any related documents or the form of the Transactions or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Aggregate Consideration. We express no opinion as to what the value of NNN REIT Class C Common Stock will be when issued pursuant to the Merger Transaction or what the value of the NNN REIT OP Units will be when issued pursuant to the Contribution Transaction or the prices at which NNN REIT Class C Common Stock or any other securities will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed, (ii) the parties to the Agreements will comply with all material terms of the Agreements, (iii) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof and (iv) the Transactions will be consummated substantially simultaneously. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, REIT I, BrixInvest or the Transactions.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to NNN REIT, REIT I and BrixInvest; (ii) conducted discussions with members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of NNN REIT (the “NNN REIT Managers”), members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of REIT I (the “REIT I Managers”) and members of the senior management of BrixInvest in such senior officers’ capacities as executive officers of BrixInvest concerning the business and financial prospects of NNN REIT, REIT I and BrixInvest; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of REIT I that were provided to us by the REIT I Managers and not publicly available, including financial forecasts and estimates prepared by the REIT I Managers (such forecasts and estimates, the “REIT I Standalone Forecasts”) that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain internal financial information and other data relating to the business and financial prospects of NNN REIT that were provided to us by the NNN REIT Managers and not publicly available, including financial forecasts and estimates prepared by the NNN REIT Managers (such forecasts and estimates, the “NNN REIT Standalone Forecasts”) that you have directed us to utilize for purposes of our analysis; (v) reviewed certain internal financial information and other data relating to the business and financial prospects of BrixInvest that were provided to us by the management of BrixInvest and not publicly available, including financial forecasts and estimates prepared by the management of BrixInvest (such forecasts and estimates, the “Brixinvest Standalone Forecasts” and, together with the REIT I Standalone Forecasts and the NNN REIT Standalone Forecasts, the “Standalone Forecasts”), that you have directed us to utilize for purposes of our analysis; (vi) reviewed certain internal financial information and other data relating to the business and financial prospects of NNN REIT after giving effect to the Transactions (the “Modiv Forecast”) that were provided to us by the NNN REIT Managers that you have directed us to utilize for purposes of our analysis; (vii) reviewed certain estimates of synergies regarding the Transactions prepared by the NNN REIT Managers (which are reflected in the Modiv Forecast) that were provided to us by the NNN REIT Managers that you have directed us to utilize for purposes of our analysis; (viii) reviewed certain estimated transaction expenses regarding the Transactions prepared by the REIT I Managers, NNN REIT Managers and BrixInvest management that were provided to us by the REIT I Managers, NNN REIT Managers and BrixInvest management that you have directed us to utilize for purposes of our analysis; (ix) reviewed publicly available financial data with respect to certain other companies we believe to be generally relevant; (x) compared the financial terms of the Merger Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (xi) considered certain other pro forma effects of the Transactions on NNN REIT’s financial statements; (xii) reviewed the Agreements, including the form of Second Amended and Restated Limited Partnership Agreement of NNN REIT Operating Partnership attached as Exhibit E to the Contribution Agreement (the “Partnership Agreement”); and (xiii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

The special committee of the Board of Directors RW Holdings NNN REIT, Inc. September 18, 2019 Page 3

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of NNN REIT, REIT I or BrixInvest, and, except with respect to certain information relating to real estate assets of REIT I and NNN REIT provided by the REIT I Managers and the NNN REIT Managers, we have not been furnished with any such evaluation or appraisal. With respect to the Standalone Forecasts, the Modiv Forecast and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of their respective company and the Company after giving effect to the Transactions. At your direction, we have further assumed that the holders of the convertible promissory notes of BrixInvest do not convert into equity of BrixInvest prior to consummation of the Transactions.

We have also assumed, as directed by you, that the Earn-out Hurdles (as described in the form of Partnership Agreement) will be satisfied and the Class M units of limited partnership interest of the NNN REIT Operating Partnership issued as Contribution Consideration will become convertible at a Class M Conversion Ratio (as defined in the form of Partnership Agreement) of 1 Class M unit for 9 Class C units of limited partnership interest of the NNN REIT Operating Partnership. In addition, we have assumed as directed by you that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We have been advised by the REIT I Managers and NNN REIT Managers that each of REIT I and NNN REIT, respectively, have operated in conformity with the requirements for qualifications as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed, with your consent that the Transactions will not adversely affect such status or operations of NNN REIT and REIT I. We also have assumed, with your consent, that the Merger Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and the Contribution Transaction will qualify for U.S. federal income tax purposes as a tax-deferred contribution of assets under Section 721 of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company in the Transactions is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the special committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Aggregate Consideration in the Transactions.

Very truly yours,

UBS SECURITIES LLC

Annex C

Opinion of SunTrust Robinson Humphrey, Inc.

September 19, 2019

Rich Uncles Real Estate Investment Trust I
3090 Bristol Street
Suite 550
Costa Mesa, California 92626
Attention: special committee of the Board of Trust Managers

Members of the special committee:

We understand that Rich Uncles Real Estate Investment Trust I (“REIT I”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among RW Holdings NNN REIT, Inc. (“NNN REIT”), Rich Uncles NNN Operating Partnership, LP, the operating partnership of NNN REIT (“NNN REIT Operating Partnership”), Katana Merger Sub, LP, a subsidiary of NNN REIT (“Merger Sub”), and REIT I, pursuant to which, among other things (i) REIT I will merge (the “Merger”) with and into Merger Sub, with Merger Sub being the surviving company in the Merger, (ii) each outstanding share of beneficial interest of REIT I representing common shares, $0.01 par value per share (“REIT I Common Shares”), and each outstanding share of beneficial interest of REIT I representing excess shares, $0.01 par value per share (“REIT I Excess Shares”), will be converted into the right to receive one share of common stock, par value $0.001 per share (“NNN REIT Class C Common Stock”), of NNN REIT classified as Class C pursuant to the organizational documents of NNN REIT (“Merger Consideration”), and (iii) Merger Sub will continue as a subsidiary of NNN REIT. We also understand that simultaneously with the execution of the Agreement, NNN REIT Operating Partnership, NNN REIT, BrixInvest, LLC, the external advisor to REIT I (the “Advisor”), and Daisho OP Holdings, LLC, a wholly owned subsidiary of BrixInvest (“Daisho” and, together with BrixInvest, the “Contributor”), will enter into a Contribution Agreement (the “Contribution Agreement”) pursuant to which, among other things, (i) the Advisor will contribute assign and transfer (the “Initial Contribution”) to modiv, LLC, a subsidiary of Daisho (“NewCo”), the membership interests and other assets defined in the Contribution Agreement as “Contributed Assets” (the “Contributed Assets”) subject to the liabilities defined in the Contribution Agreement as “Assumed Liabilities” (the “Assumed Liabilities”), and (ii) immediately following the Initial Contribution, Daisho will contribute, assign and transfer (the “Contribution” and, together with the Initial Contribution, the “Internalization”) 100% of the equity interests of NewCo to NNN REIT Operating Partnership in exchange for 684,267 Class M units of limited partnership interest (the “OP Units”) of NNN REIT Operating Partnership (the “Closing Date Contribution Consideration”). We also understand that pursuant to the Second Amended and Restated Agreement of Limited Partnership of NNN REIT Operating Partnership to be entered into in connection with the Internalization (the “LP Agreement” and, collectively with the Agreement and the Contribution Agreement, the “Transaction Documents”), each Class M OP Unit will, subject to a lock-up period, initially be convertible into five Class C OP Units, and subject to the occurrence of certain conditions as set forth in the LP Agreement, the number of Class C OP Units into which each Class M OP Unit will be convertible will be increased (such increase, the “Earnout Contribution Consideration” and, together with the Closing Date Contribution Consideration, the “Contribution Consideration”) with the amount of such increase to be determined in accordance with the LP Agreement.

You have requested that SunTrust Robinson Humphrey, Inc. render its opinion (this “Opinion”) to the special committee (the “Committee”) of the Board of Trust Managers (the “Board”) of REIT I with respect to the fairness, from a financial point of view, to the holders of REIT I Common Shares, other than NNN REIT, the Advisor and their respective affiliates (collectively, the “Excluded Holders”) of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Agreement, after giving effect to the Internalization. For purposes of our analyses and this Opinion, we have at your direction assumed that (i) the Internalization will be consummated immediately following the Merger and have therefore evaluated the Merger and the Internalization as a single, unitary transaction, (ii) REIT I Common Shares and REIT I Excess Shares have equivalent value per share and no REIT I Excess Shares are outstanding, (iii) all of the shares of capital stock of NNN REIT have equivalent value per share, (iv) Class C OP Units and shares of capital stock of NNN REIT have equivalent value per security, (v) the Contributed Assets subject to the Assumed Liabilities will constitute all of the assets, rights and properties necessary and sufficient to operate the business of the Advisor with respect to REIT I and NNN REIT as contemplated by the Pro Forma NNN REIT Projections (as defined below) and to achieve the Earnout Estimates (as defined below) in the amounts and times indicated thereby, and (vi) NewCo will not assume or otherwise be responsible for any liabilities unrelated to the business of the Advisor with respect to REIT I and NNN REIT as contemplated by the Pro Forma NNN REIT Projections. In addition, the Advisor has advised us, and at your direction we have assumed for purposes of our analyses and this Opinion that, in the absence of the Merger, REIT I would effect a complete and orderly liquidation (the “REIT I Liquidation”) of all of its assets, commencing in March 2020 and concluding in December 2021.

Rich Uncles Real Estate Investment Trust I Attention: The special committee of the Board of Trust Managers September 19, 2019 Page 2

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, received by us on September 19, 2019, of the Agreement; a draft, dated September 15, 2019, of the Contribution Agreement and a draft, received by us on September 19, 2019, of the LP Agreement; certain publicly available business and financial information relating to REIT I, NNN REIT and the Advisor; certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of REIT I, NNN REIT and the Advisor made available to us by the management of the Advisor, including financial projections, asset level sales dates and transaction expense assumptions, prepared by or discussed with the management of the Advisor relating to REIT I for the years ending December 31, 2019 through December 31, 2021 giving effect to the REIT I Liquidation (collectively, the “REIT I Liquidation Projections”), and financial projections (the “Pro Forma NNN REIT Projections”) prepared by the management of the Advisor relating to NNN REIT for the years ending December 31, 2019 through December 31, 2024 after giving effect to the Merger and the Internalization; estimates (the “Earnout Estimates”) prepared by the management of the Advisor with respect to the expected timing and amount of the Earnout Contribution Consideration; the financial and operating performance of NNN REIT after giving effect to the Merger and the Internalization as compared to that of companies with publicly traded equity securities that we deemed relevant; and the publicly available financial terms of certain transactions that we deemed relevant. We also have had discussions with certain members of the management of the Advisor regarding the business, financial condition, results of operations and prospects of REIT I, NNN REIT, the Advisor, the Merger and the Internalization and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion and such review was not conducted on behalf of the Committee, the Board, REIT I or any other person. In addition, management of the Advisor has advised us, and we have assumed, that the REIT I Liquidation Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of REIT I and that the Pro Forma NNN REIT Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of NNN REIT after giving effect to the Merger and the Internalization. We have also assumed, at your direction, that the Earnout Contribution Consideration will be issued in the amounts and times indicated by the Earnout Consideration Estimates. At your direction we have used and relied upon the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections and the Earnout Consideration Estimates for purposes of our analyses and this Opinion, and we have assumed that the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections and the Earnout Consideration Estimates provide a reasonable basis on which to evaluate REIT I, the Merger and the Internalization. We express no view or opinion with respect to the REIT I Liquidation Projections, the Pro Forma NNN REIT Projections, the Earnout Estimates or the respective assumptions on which they are based. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of REIT I, NNN REIT or the Advisor since the dates of the information, financial or otherwise, provided to us and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading.

We have also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Transaction Documents are true and correct; (b) each party to the Transaction Documents will fully and timely perform all of the covenants and agreements required to be performed by such party under such agreements; (c) all conditions to the consummation of the Merger and the Internalization will be satisfied without waiver thereof; (d) the Merger and the Internalization will be consummated in accordance with the terms of the Transaction Documents without waiver, modification or amendment of any term, condition or agreement therein; and (e) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger and the Internalization, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on REIT I, NNN REIT, the Advisor or the expected benefits of the Merger and the Internalization. We have also assumed, with your agreement, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that each of the Transaction Documents, when executed by the parties thereto, will conform to the respective draft thereof reviewed by us in all respects material to our analyses and this Opinion.

Rich Uncles Real Estate Investment Trust I Attention: The special committee of the Board of Trust Managers September 19, 2019 Page 3

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to REIT I, NNN REIT, the Advisor or any other party. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to REIT I, NNN REIT, the Advisor or any other party, or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to REIT I, NNN REIT, the Advisor or any other party. We do not express any opinion as to the outstanding litigation or investigations relating to REIT I, NNN REIT, the Advisor, or any other claims, actions or proceedings related thereto or that have arisen or may arise from the facts or circumstances underlying such litigation or investigations (the “Current or Related Litigation”), as to which we understand that the Committee has conducted such diligence and other investigations, and has obtained such advice from qualified professionals, as it deemed necessary. At your direction we have assumed for purposes of our analyses and this Opinion that the aggregate amount of losses, if any, that could be assessed against or agreed to by REIT I, NNN REIT or the Advisor in connection with the Current or Related Litigation will not be material, and that the Current or Related Litigation will not otherwise have a material effect on our analyses or this Opinion. We are not expressing any opinion as to what the value of the NNN REIT Class C Common Stock or OP Units actually will be when issued in the Merger and the Contribution, respectively, or the price or range of prices at which REIT I Common Shares, REIT I Excess Shares, shares of NNN REIT capital stock or OP Units may be purchased or sold at any time.

We have not been requested to, and did not (a) advise the Committee, the Board, REIT I or any other party with respect to alternatives to the Merger and the Internalization or (b) initiate or participate in any discussions or negotiations with or solicit any indications of interest from third parties with respect to REIT I, the Merger, the Internalization or any alternatives to the Merger and the Internalization, or (c) negotiate the terms of the Merger or the Internalization. This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that otherwise comes to our attention after the date hereof.

This Opinion only addresses the fairness, from a financial point of view, to the holders of REIT I Common Shares, other than the Excluded Holders, of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Agreement, after giving effect to the Internalization, and does not address any other aspect or implication of the Merger, the Internalization or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, REIT I or any other party to proceed with or effect the Merger or the Internalization; (ii) the form, structure or any other portion or aspect of the Merger or the Internalization; (iii) the fairness of the Merger Consideration to be received in the Merger without giving effect to the Internalization; (iv) the fairness of the Contribution Consideration; (v) the fairness of any portion or aspect of the Merger or the Internalization to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of REIT I Common Shares in the manner set forth herein); (vi) the relative merits of the Merger or the Internalization as compared to any alternative business strategies that might exist for REIT I or any other party or the effect of any other transaction in which REIT I or any other party might engage; (vii) whether or not REIT I or any other party is receiving or paying reasonably equivalent value in the Merger or the Internalization; (viii) the solvency, creditworthiness or fair value of REIT I, NNN REIT, the Advisor or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger or the Internalization, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, we are not providing any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Committee, the Board, REIT I and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Merger and the Internalization.

Rich Uncles Real Estate Investment Trust I Attention: The special committee of the Board of Trust Managers September 19, 2019 Page 4

We will receive a fee for our services to the Committee, which became payable upon the delivery of this Opinion. In addition, REIT I has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. As you are aware, in February of 2019, prior to our engagement by REIT I on behalf of the Committee, we held certain discussions with the special committee of the Board of Directors of NNN REIT (the “NNN REIT Committee”) regarding our potential engagement by NNN REIT as a financial advisor to the NNN REIT Committee in connection with a potential transaction involving REIT I, NNN REIT and the Advisor. We and our affiliates may in the future provide investment banking and other financial services to REIT I, NNN REIT, the Advisor and/or certain of their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of REIT I, NNN REIT, the Advisor and/or certain of their respective affiliates and any other company that may be involved in the Merger or the Internalization, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with REIT I, NNN REIT, the Advisor and their respective affiliates.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, REIT I or any other party as to how to act or vote with respect to any matter relating to the Merger, the Internalization or otherwise. The issuance of this Opinion has been approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of REIT I Common Shares other than the Excluded Holders in the Merger pursuant to the Agreement after giving effect to the Internalization is fair, from a financial point of view, to such holders (other than the Excluded Holders).

SUNTRUST ROBINSON HUMPHREY, INC.

Annex D

RW HOLDINGS NNN REIT, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: RW Holdings NNN REIT, Inc., a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE 1
NAME

1.1   Name. The name of the corporation (the “Corporation”) is RW Holdings NNN REIT, Inc.

ARTICLE 2
PURPOSES

2.1   Purposes. The purposes for which the Corporation is formed are to engage in any lawful act or activity, including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or as any successor statute (the “Code”), for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. As used herein, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

ARTICLE 3
DEFINITIONS

3.1   Definitions. The following words and terms, when used in the Charter, shall have the following meanings, unless the context clearly indicates otherwise:

3.1.1   Acquisition Expenses. Expenses including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on Property not acquired, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of Properties, whether or not acquired.

3.1.2   Acquisition Fee. The total of all fees and commissions paid by any party in connection with making or investing in mortgage loans or the purchase, development or construction of Property by this Corporation. Included in the computation of such fees or commissions shall be any real estate commission, selection fee, Development Fee, Construction Fee, nonrecurring management fee, loan fees or points or any fee of a similar nature, however designated. Excluded shall be Development Fees, Construction Fees and loan brokerage fees paid to Persons not affiliated with the Sponsor in connection with the actual development and construction of a project.

3.1.3   Advisor. The Person responsible for directing or performing the day-to-day business affairs of this Corporation, including a Person to which an Advisor subcontracts substantially all such functions. At the outset of this Corporation, the Advisor will be Rich Uncles NNN REIT Operator, LLC.

3.1.4   Affiliate. An Affiliate of another Person includes any of the following:

(a)   any Person directly or indirectly owning, controlling, or holding, with power to vote, 10% or more of the outstanding voting securities of such other Person;

(b)   any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person;

(c)   any Person directly or indirectly controlling, controlled by, or under common control with such other Person;

(d)   any executive officer, director, trustee, or general partner of such other Person; or

(e)   any legal entity for which such Person acts as an executive officer, director, trustee, or general partner.

3.1.5   Aggregate Share Ownership Limit. 9.8% in value of the aggregate of the outstanding Shares, or such other percentage determined by the Board of Directors in accordance with Section 7.7.8.

3.1.6   Asset. Any Property, mortgage or other investment owned by the Corporation, directly or indirectly through one or more of its Affiliates, and any other investment made by the Corporation, directly or indirectly through one or more of its Affiliates.

3.1.7   Average Invested Assets. For any period, the average of the aggregate book value of the Assets invested, directly or indirectly, in equity interests in, and loans secured by, real estate, before reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during such period.

3.1.8   Beneficial Ownership. Ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

3.1.9   Board of Directors. The Board of Directors of the Corporation.

3.1.10   Business Day. Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

3.1.11   Bylaws. The Bylaws of the Corporation, as the same are in effect from time to time.

3.1.12   Charitable Beneficiary. One or more beneficiaries of the Charitable Trust as determined pursuant to Section 7.7.10(f), provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

3.1.13   Charitable Trust. Any trust provided for in Section 7.7.10.

3.1.14   Charitable Trustee. The Person unaffiliated with the Corporation and a Prohibited Owner that is appointed by the Corporation to serve as Trustee of the Charitable Trust.

3.1.15   Charter. The charter of the Corporation.

3.1.16   Class C Common Shares. Has the meaning as provided in Section 7.1.

3.1.17   Class S Common Shares. Has the meaning as provided in Section 7.1.

3.1.18   Code. Has the meaning as provided in Article 2.

3.1.19   Common Shares. Has the meaning as provided in Section 7.1.

3.1.20   Common Share Ownership Limit. 9.8% (in value or in number of Common Shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares, or such other percentage determined by the Board of Directors in accordance with Section 7.7.8.

3.1.21   Competitive Real Estate Commission. Real estate or brokerage commission paid for the purchase or sale of a Property which is reasonable, customary, and competitive in light of the size, type, and location of such Property.

3.1.22   Construction Fee. A fee or other remuneration for acting as general contractor and/or construction manager to construct improvements, supervise, and coordinate projects or to provide major repairs or rehabilitation on this Corporation’s Property.

3.1.23   Constructive Ownership. Ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

3.1.24   Contract Price. The amount actually paid or allocated to the purchase, development, construction, or improvement of a Property, or the amount actually paid or allocated in respect of the purchase of other Assets, in each case exclusive of Acquisition Fees and Acquisition Expenses.

3.1.25   Development Fee. A fee for the packaging of this Corporation’s Property, including negotiating and approving plans, and undertaking to assist in obtaining zoning and necessary variances and necessary financing for the specific Property, either initially or at a later date.

3.1.26   Director(s). The member(s) of the Board of Directors.

3.1.27   Distributions. Any distributions (as such term is defined in Section 2-301 of the MGCL) by the Corporation to owners of Common Shares or Preferred Shares, including distributions that may constitute a return of capital for federal income tax purposes.

3.1.28   Excepted Holder. A Shareholder for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 7.7.7.

3.1.29   Excepted Holder Limit. Provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.7.7 and subject to adjustment pursuant to Section 7.7.7, the percentage limit established by the Board of Directors pursuant to Section 7.7.7.

3.1.30   Exchange Act. The Securities Exchange Act of 1934, as amended.

3.1.31   Indemnitee. Has the meaning as provided in Section 5.6.2(b).

3.1.32   Independent Director(s). The Director(s) of this Corporation who are not associated and have not been associated within the last two years, directly or indirectly, with the Sponsor or Advisor of this Corporation.

(a)   A Director shall be deemed to be associated with the Sponsor or Advisor if he or she:

(1)   owns an interest in the Sponsor, Advisor, or any of their Affiliates;

(2)   is employed by the Sponsor, Advisor, or any of their Affiliates;

(3)   is an officer or director of the Sponsor, Advisor, or any of their Affiliates;

(4)   performs services, other than as a Director, for the Corporation;

(5)   is a director for more than three REITs organized by the Sponsor or advised by the Advisor; or

(6)   has any material business or professional relationship with the Sponsor, Advisor, or any of their Affiliates.

(b)   For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the prospective Independent Director from the Sponsor and Advisor and Affiliates shall be deemed material per se if it exceeds 5.0% of the prospective Independent Director’s:

(1)   annual gross revenue, derived from all sources, during either of the last two years; or

(2)   net worth, on a fair market value basis.

(c)   An indirect relationship shall include circumstances in which a Director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law, or brothers- or sisters-in-law is or has been associated with the Sponsor, Advisor, any of their Affiliates, or the Corporation.

3.1.33   Independent Expert. A Person with no material current or prior business or personal relationship with the Advisor or Directors who is engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by the Corporation. Membership in a nationally recognized appraisal society such as the American Institute of Real Estate Appraisers or the Society of Real Estate Appraisers shall be conclusive evidence of being engaged to a substantial extent in the business of rendering opinions regarding the value of Real Property.

3.1.34   Initial Investment. That portion of the initial capitalization of the Corporation contributed by the Sponsor or its Affiliates pursuant to Section II.A of the NASAA REIT Guidelines.

3.1.35   Listing. The listing of the Common Shares on a national securities exchange. Upon such Listing, the Common Shares shall be deemed Listed.

3.1.36   Market Price. On any date shall mean, with respect to any class or series of outstanding Shares, the Closing Price for such Shares on such date. The “Closing Price” on any date shall mean the last sale price for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares are listed or admitted to trading or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board of Directors or, in the event that no trading price is available for such Shares, the fair market value of Shares, as determined by the Board of Directors.

3.1.37   MGCL. The Maryland General Corporation Law.

3.1.38   NASAA REIT Guidelines. The Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association on May 7, 2007.

3.1.39   Net Assets. The total Assets (other than intangibles) at cost before deducting depreciation, reserves for bad debts or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.

3.1.40   Net Income. For any period total revenues applicable to such period, less the expenses applicable to such period other than additions to reserves for depreciation or bad debts or other similar non-cash reserves.

3.1.41   Non-Compliant Tender Offer. Has the meaning as provided in Section 10.4.

3.1.42   NYSE.   The New York Stock Exchange.

3.1.43   Organization and Offering Expenses. All expenses incurred by and to be paid from the Assets in connection with the formation of the Corporation and the qualification and registration of an offering of Shares, and the marketing and distribution of Shares, including, but not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriters’ attorneys), expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositaries, experts, expenses of qualification of the sale of the Shares under federal and state laws, including taxes and fees, accountants’ and attorneys’ fees.

3.1.44   Person. An individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act and a group to which an Excepted Holder Limit applies.

3.1.45   Preferred Shares. Has the meaning as provided in Section 7.1.

3.1.46   Prohibited Owner. Shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 7.7, would Beneficially Own or Constructively Own Shares in violation of Section 7.7.1(a), and, if appropriate in the context, shall also mean any Person who would have been the record owner of Shares that the Prohibited Owner would have so owned.

3.1.47   Property or Properties. As the context requires, any, or all, respectively, of the Real Property acquired by the Corporation, directly or indirectly through joint venture arrangements or other partnership or investment interests.

3.1.48   Real Property. Land, rights in land (including leasehold interests) and any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.

3.1.49   Restriction Termination Date. The first day on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of Shares set forth herein is no longer required in order for the Corporation to qualify as a REIT.

3.1.50   Roll-up. A transaction involving the acquisition, merger, conversion, or consolidation either directly or indirectly of this Corporation and the issuance of securities of a Roll-up Entity to the holders of Shares. Such term does not include:

(a)   a transaction involving securities of this Corporation that have been for at least 12 months listed on a national securities exchange; or

(b)   a transaction involving the conversion to trust or association form of only this Corporation if, as a consequence of the transaction there will be no significant adverse change in any of the following:

(1)   Shareholders’ voting rights;

(2)   the term of existence of the Corporation;

(3)   Sponsor (as defined below) or Advisor compensation;

(4)   the Corporation’s investment objectives.

3.1.51   Roll-up Entity. A partnership, real estate investment trust, corporation, trust, or other entity that would be created or would survive after the successful completion of a proposed Roll-up transaction.

3.1.52   Shareholders. The holders of the Shares.

3.1.53   Shares. Shares of stock of the Corporation of any class or series, including Common Shares or Preferred Shares.

3.1.54   Sponsor. Any Person directly or indirectly instrumental in organizing, wholly or in part, this Corporation or any Person who will control, manage or participate in the management of this Corporation, and any Affiliate of such Person. Not included is any Person whose only relationship with this Corporation is as that of an independent property manager of the Assets, and whose only compensation is as such. The term “Sponsor” does not include wholly independent third parties such as attorneys, accountants, and underwriters whose only compensation is for professional services. A Person may also be deemed a Sponsor of this Corporation by:

(a)   taking the initiative, directly or indirectly, in founding or organizing the business or enterprise of this Corporation, either alone or in conjunction with one or more other Persons;

(b)   receiving a material participation in this Corporation in connection with the founding or organizing of the business of this Corporation, in consideration of services or property, or both services and property;

(c)   having a substantial number of relationships and contacts with this Corporation;

(d)   possessing significant rights to control the Assets;

(e)   receiving fees for providing services to this Corporation which are paid on a basis that is not customary in the industry; or

(f)   providing goods or services to this Corporation on a basis which was not negotiated at arms length with this Corporation.

3.1.55   Total Operating Expenses. Aggregate expenses of every character paid or incurred by this Corporation as determined under generally accepted accounting principles, including Advisors’ fees, but excluding:

(a)   the expenses of raising capital such as Organization and Offering Expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and tax incurred in connection with the issuance, distribution, transfer and registration, if any, of the Shares;

(b)   interest payments;

(c)   taxes;

(d)   non-cash expenditures such as depreciation, amortization, and bad debt reserves;

(e)   Incentive Fees paid in compliance with the NASAA REIT Guidelines;

(f)   Acquisition Fees, Acquisition Expenses, real estate commissions on resale of Property and other expenses connected with the acquisition, disposition, and ownership of real estate interests, mortgage loans, or other Property, (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of Property).

3.1.56   Transfer. Any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership of Shares or the right to vote or receive dividends on Shares, or any agreement to take any such actions or cause any such events, including (i) the granting or exercise of any option (or any disposition of any option), (ii) any disposition of any securities or rights convertible into or exchangeable for Shares or any interest in Shares or any exercise of any such conversion or exchange right and (iii) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

3.1.57   Unimproved Real Property. The Real Property of this Corporation which has the following three characteristics:

(a)   an equity interest in Real Property which was not acquired for the purpose of producing rental or other operating income;

(b)   has no development or construction in process on such land; and

(c)   no development or construction on such land is planned in good faith to commence on such land within one year. As of the formation of this Corporation, it is not expected that this Corporation will own Unimproved Real Property.

ARTICLE 4
PRINCIPAL OFFICE AND RESIDENT AGENT

The address of the principal office of the Corporation in the State of Maryland is c/o 245 W Chase St., Baltimore MD 21201. The name of the resident agent of the Corporation in the State of Maryland is Corp2000, Inc. and its address is 245 W Chase St., Baltimore MD 21201. The resident agent is a Maryland corporation.

ARTICLE 5
PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS
OF THE CORPORATION AND OF THE SHAREHOLDERS AND DIRECTORS

5.1   Number and Experience of Directors.

5.1.1   Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of Directors of the Corporation is currently seven (7), which number may be increased or decreased from time to time in such a manner as may be prescribed by the Bylaws, but in no event shall there be fewer than three (3) or the minimum number required by the MGCL. A majority of the Directors at all times shall be individuals who are Independent Directors except for a period of up to 60 days after the death, removal or resignation of an Independent Director pending the election of such Independent Director’s successor. The names of the current Directors who shall serve until their successors are duly elected and qualify are:

Aaron S. Halfacre
Raymond E. Wirta
Adam Markman
Curtis B. McWilliams
Thomas H. Nolan, Jr.
Jeffrey Randolph
Joe F. Hanauer

5.1.2   Experience of Directors. A Director shall have had at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of Asset being acquired by this Corporation. At least one of the Independent Directors shall have three years of relevant real estate experience.

5.1.3   Term. Except as may otherwise be provided in the terms of any Preferred Shares issued by the Corporation with respect to the termination after less than one year of the term of office of any Director elected by the holders of such Preferred Shares, each Director shall hold office for one year, until the next annual meeting of Shareholders and until his or her successor is duly elected and qualifies. Directors may be elected to an unlimited number of successive terms.

5.1.4   Committees. The Board of Directors may establish such committees as it deems appropriate, in its discretion, provided that the majority of the members of each committee are Independent Directors.

5.2   Vacancies of Independent Directors. Independent Directors shall nominate replacements for vacancies among the Independent Directors.

5.3   MGCL Election. The Corporation elects, at such time as it becomes eligible to make the election provided for under Section 3-802(a)(2) of the MGCL, to become subject to the provisions of Section 3-804(c) of the MGCL, which provides that, except as may be provided by the Board of Directors in setting the terms of any class or series of stock and subject to Section 5.2 above, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining Directors in office, even if the remaining Directors do not constitute a quorum, and any Director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

5.4   Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws.

5.5   Preemptive Rights and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 7.1.3 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

5.6   Liability Limitation and Indemnification.

5.6.1   Limitation of Shareholder Liability. No Shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of his being a Shareholder, nor shall any Shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Assets or the affairs of the Corporation by reason of his being a Shareholder.

5.6.2   Limitation of Director and Officer Liability.

(a)   Subject to any limitations set forth under Maryland law or in paragraph (b), no Director or officer of the Corporation shall be liable to the Corporation or its Shareholders for money damages. Neither the amendment nor repeal of this Section 5.6.2(a), nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Section 5.6.2(a), shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

(b)   Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide that a Director, the Advisor or any Affiliate of the Advisor (the “Indemnitee”) be held harmless for any loss or liability suffered by the Corporation, unless all of the following conditions are met:

(i)   The Indemnitee has determined, in good faith that the course of conduct that caused the loss or liability was in the best interests of the Corporation.

(ii)   The Indemnitee was acting on behalf of or performing services for the Corporation.

(iii)   Such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is a Director (other than an Independent Director), the Advisor or an Affiliate of the Advisor or (B) gross negligence or willful misconduct, in the case that the Indemnitee is an Independent Director.

(iv)   Such agreement to hold harmless is recoverable only out of Net Assets and not from the Shareholders.

5.6.3   Indemnification.

(a)   Subject to any limitations set forth under Maryland law or in paragraph (b) or (c) below, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the Advisor or any of its Affiliates acting as an agent of the Corporation. The rights to indemnification and advance of expenses provided to a Director or officer hereby shall vest immediately upon election of such Director or officer. The Corporation may, with the approval of the Board of Directors, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The Board may take such action as is necessary to carry out this Section 5.6.3(a). No amendment of the Charter or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

(b)   Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide for indemnification of an Indemnitee for any liability or loss suffered by such Indemnitee, unless all of the following conditions are met:

(i)   The Indemnitee has determined, in good faith that the course of conduct that caused the loss or liability was in the best interests of the Corporation.

(ii)   The Indemnitee was acting on behalf of or performing services for the Corporation.

(iii)   Such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is a Director (other than an Independent Director), the Advisor or an Affiliate of the Advisor or (B) gross negligence or willful misconduct, in the case that the Indemnitee is an Independent Director.

(iv)   Such indemnification or agreement to hold harmless is recoverable only out of Net Assets and not from the Shareholders.

(c)   Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide indemnification to an Indemnitee for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the United States Securities and Exchange Commission and of the published position of any state securities regulatory authority in which Securities were offered or sold as to indemnification for violations of securities laws.

5.6.4   Payment of Expenses. The Corporation may pay or reimburse reasonable legal expenses and other costs incurred by an Indemnitee in advance of final disposition of a proceeding only if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Corporation, (b) the Indemnitee provides the Corporation with written affirmation of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Corporation as authorized by Section 5.6.3, (c) the legal proceeding was initiated by a third party who is not a Shareholder or, if by a Shareholder of the Corporation acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (d) the Indemnitee provides the Corporation with a written agreement to repay the amount paid or reimbursed by the Corporation, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.

5.6.5   Express Exculpatory Clauses in Instruments. Neither the Shareholders nor the Directors, officers, employees or agents of the Corporation shall be liable under any written instrument creating an obligation of the Corporation by reason of their being Shareholders, Directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Net Assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any Shareholder, Director, officer, employee or agent liable thereunder to any third party, nor shall the Directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

5.7   Determinations by Board. The determination as to any of the following matters, made by or pursuant to the direction of the Board of Directors consistent with the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of Shares: the amount of the Net Income for any period and the amount of Assets at any time legally available for the payment of dividends, redemption of Shares or the payment of other Distributions on Shares; the amount of paid-in surplus, Net Assets, other surplus, annual or other cash flow, funds from operations, net profit, Net Assets in excess of capital, undivided profits or excess of profits over losses on sales of Assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other Distributions, qualifications or terms or conditions of redemption of any shares of any class or series of Shares) or of the Bylaws; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any Asset owned or held by the Corporation or any Shares; the number of Shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any Assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any Person; the application of any provision of the Charter in the case of any ambiguity, including, without limitation: (i) any provision of the definitions of any of the following: Affiliate, Independent Director and Sponsor, (ii) which amounts paid to the Advisor or its Affiliates are property-level expenses connected with the ownership of real estate interests, loans or other property, (iii) which expenses are excluded from the definition of Total Operating Expenses and (iv) whether expenses qualify as Organization and Offering Expenses; any conflict between the MGCL and the provisions set forth in the NASAA REIT Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors; provided, however, that any determination by the Board of Directors as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Director shall be liable for making or failing to make such a determination; and provided, further, that to the extent the Board determines that the MGCL conflicts with the provisions set forth in the NASAA REIT Guidelines, the NASAA REIT Guidelines control to the extent any provisions of the MGCL are not mandatory.

5.8   REIT Qualification. The Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Section 7.7 is no longer required for REIT qualification.

5.9   Removal of Directors. Subject to the rights of holders of one or more classes or series of Preferred Shares to elect or remove one or more Directors, any Director, or the entire Board of Directors, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of Directors.

5.10   Duties of Directors.

5.10.1   This Charter has been reviewed and ratified by a majority vote of the Directors and of the Independent Directors.

5.10.2   The Board of Directors shall establish written policies on investments and borrowing and shall monitor the administrative procedures, investment operations and performance of the Corporation and the Advisor to assure that such policies are carried out.

5.10.3   A majority of the Independent Directors must approve matters to which the following sections of the NASAA REIT Guidelines apply: II.A., II.C., II.F., II.G., IV.A., IV.B., IV.C., IV.D., IV.E., IV.F., IV.G., V.E., V.H., V.J., VI.A., VI.B.4, and VI.G.

5.10.4   Advisory Contract.

(a)   It shall be the duty of the Directors to evaluate the performance of the Advisor before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting.

(b)   Each contract for the services of an Advisor entered into by the Directors shall have a term of no more than one year, although there is no limit to the number of times that a particular Advisor may be retained.

(c)   Each advisory contract shall be terminable by a majority of the Independent Directors, or the Advisor on 60 days’ written notice without cause and without penalty. In the event of the termination of such contract, the Advisor will cooperate with the Corporation and take all reasonable steps requested to assist the Directors in making an orderly transition of the advisory function.

(d)   The Directors shall determine that the Advisor, including any successor Advisor, possesses sufficient qualifications to:

(1)   perform the advisory function for the Corporation; and

(2)   justify the compensation provided for in its contract with the Corporation.

(e)   The Advisor or its Affiliates have made an Initial Investment of $200,000 in the Corporation. The Advisor or any such Affiliate may not sell the Initial Investment while the Advisor or its Affiliate remains a Sponsor but may transfer the Initial Investment to other Affiliates.

(f)   The Board of Directors is responsible for setting the general policies of the Corporation and for the general supervision of its business conducted by officers, agents, employees, advisors or independent contractors of the Corporation. However, the Board is not required personally to conduct the business of the Corporation, and it may (but need not) appoint, employ or contract with any Person (including a Person Affiliated with any Director) as an Advisor and may grant or delegate such authority to the Advisor as the Board of Directors may, in its sole discretion, deem necessary or desirable. The Board of Directors may exercise broad discretion in allowing the Advisor to administer and regulate the operations of the Corporation, to act as agent for the Corporation, to execute documents on behalf of the Corporation and to make executive decisions that conform to general policies and principles established by the Board of Directors.

5.11   Fiduciary Duty of Directors. The Directors and any Advisor of the Corporation shall be deemed to be in a fiduciary relationship to the Corporation and to the Shareholders. Additionally, the Directors shall have a fiduciary duty to the Shareholders to supervise the relationship of the Corporation with the Advisor.

5.12   Extraordinary Actions. Notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of the holders of Shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of Shares entitled to cast a majority of all the votes entitled to be cast on the matter.

ARTICLE 6
FEES, COMPENSATION AND EXPENSES

6.1   Reasonable Expenses. The Independent Directors shall determine, from time to time but no less often than annually, whether the total fees and expenses of this Corporation are reasonable in light of the investment performance of this Corporation, its Net Assets, its Net Income, and the fees and expenses of other comparable unaffiliated REITs. Each such determination shall be reflected in the minutes of the meetings of the Board of Directors.

6.2   Organization and Offering Expenses. The Organization and Offering Expenses paid in connection with this Corporation’s formation or the syndication of its Shares shall be reasonable and shall in no event exceed an amount equal to 3.0% of the proceeds raised in an offering.

6.3   Acquisition Fees and Acquisition Expenses.

6.3.1   The total of all Acquisition Fees and Acquisition Expenses shall be reasonable, and shall not exceed an amount equal to 3.0% of the Contract Price of a Property; however, in no event will such total, when combined with all other broker fees related to such acquisition, exceed 6.0% of the Contract Price of such Property or, in the case of a mortgage, 6.0% of the funds advanced.

6.3.2   Notwithstanding the cap on Acquisition Fees and Acquisition Expenses in the immediately preceding provision, a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Corporation.

6.4   Total Operating Expenses.

6.4.1   The Total Operating Expenses of this Corporation shall (in the absence of a satisfactory showing to the contrary) be deemed to be excessive if they exceed in any fiscal year the greater of 2.0% of its average invested Assets or 25% of its Net Income for such year. The Independent Directors shall have the fiduciary responsibility of limiting such expenses to amounts that do not exceed such limitations unless such Independent Directors shall have made a finding that, based on such unusual and non-recurring factors which they deem sufficient, a higher level of expenses is justified for such year. Any such finding and the reasons in support thereof shall be reflected in the minutes of the meeting of the Board of Directors.

6.4.2   Within 60 days after the end of any fiscal quarter of this Corporation for which Total Operating Expenses (for the 12 months then ended) exceeded 2.0% of average invested Assets or 25% of Net Income, whichever is greater, there shall be sent to the Shareholders a written disclosure of such fact, together with an explanation of the factors the Independent Directors considered in arriving at the conclusion that such higher operating expenses were justified.

6.4.3   In the event the Independent Directors do not determine such excess expenses are justified, the Directors shall cause the Advisor to reimburse this Corporation at the end of the 12 month period the amount by which the aggregate annual expenses paid or incurred by the Corporation exceed the limitations herein provided.

6.5   Asset Management Fee. The Corporation will pay its Advisor 0.1% of the total investment value of the Assets monthly. For purposes of this Section 6.5, “total investment value” means, for any period, the total of the aggregate book value of all of the Assets invested, directly or indirectly, in Properties, before reserves for depreciation or bad debts or other similar non-cash reserves.

6.6   Financing Coordination Fee. Other than with respect to any mortgage or other financing related to a Property concurrent with its acquisition, if an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the services in connection with the post-acquisition financing or refinancing of any debt that the Corporation obtains relative to a Property or the Corporation, then that Person may receive a financing coordination fee equal to 1.0% of the amount of such financing.

6.7   Property Management Fee. If an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the property management services for the Corporation’s Properties, then that Person may receive a property management fee equal to 1.5% of gross revenues from the Properties managed. The Corporation also may reimburse such Person for property-level expenses that it pays or incurs on the Corporation’s behalf, including salaries, bonuses and benefits of Persons employed by such Person, except for the salaries, bonuses and benefits of Persons who also serve as one of the Corporation’s executive officers or as an executive officer of such Person. Such Person may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.

6.8   Leasing Commissions. If a Property or Properties of the Corporation becomes unleased and an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the services in connection with the leasing of such Property or Properties to unaffiliated third parties, then that Person may receive a leasing commission equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including the expiration of any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission. To the extent that any unaffiliated real estate broker assists in such leasing services, any compensation paid by the Corporation to an Advisor, Director, Sponsor, or any Affiliate pursuant to this Section 6.8 will be reduced by the amount paid to such unaffiliated real estate broker.

6.9   Real Estate Commissions on Resale of Property. The Corporation may pay the Advisor a real estate commission upon the sale of one or more Properties, in an amount equal to the lesser of (a) one-half of the Competitive Real Estate Commission or (b) three percent of the sales price of such Property or Properties. Payment of such fee may be made only if the Advisor provides a substantial amount of services in connection with the sale of a Property or Properties, as determined by a majority of the Independent Directors. In addition, the amount paid when added to all other real estate commissions paid to unaffiliated parties in connection with such sale shall not exceed the lesser of the Competitive Real Estate Commission or an amount equal to six percent of the sales price of such Property or Properties.

6.10   Incentive Fees. The Corporation may pay the Advisor an interest in the gain from the Sale of Assets, for which full consideration is not paid in cash or property of equivalent value, provided the amount or percentage of such interest is reasonable. Such an interest in gain from the Sale of Assets shall be considered presumptively reasonable if it does not exceed 15% of the balance of such net proceeds remaining after payment to holders of Common Shares, in the aggregate, of an amount equal to 100% of the Invested Capital, plus an amount equal to six percent of the Invested Capital per annum cumulative. In the case of multiple Advisors, Advisors, and any Affiliate shall be allowed incentive fees provided such fees are distributed by a proportional method reasonably designed to reflect the value added to the Assets by each respective Advisor or any Affiliate.

6.11   Advisor Compensation. The Independent Directors shall determine from time to time and no less often than annually that the compensation which the Corporation contracts to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the NASAA REIT Guidelines. The Independent Directors shall also supervise the performance of the Advisor and the compensation paid to it by the Corporation to determine that the provisions of such contract are being carried out. Each such determination shall be based on the factors set forth below and all other factors such Independent Directors may deem relevant and the findings of such Directors on each of such factors shall be recorded in the minutes of the Board of Directors.

(a)   The size of the advisory fee in relation to the size, composition, and profitability of the Corporation.

(b)   The success of the Advisor in generating opportunities that meet the investment objectives of the Corporation.

(c)   The rates charged to other REITs and to investors other than REITs by advisors performing similar services.

(d)   Additional revenues realized by the Advisor and any Affiliate through their relationship with the Corporation, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by the Corporation or by others with whom the Corporation does business.

(e)   The quality and extent of service and advice furnished by the Advisor.

(f)   The performance of the Assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations.

(g)   The quality of the Assets in relationship to the investments generated by the Advisor for its own account.

6.12   Reimbursement Limitation. The Corporation shall not reimburse the Advisor or its Affiliates for services for which the Advisor or its Affiliates are entitled to compensation in the form of a separate fee.

ARTICLE 7
STOCK

7.1   Authorized Shares. The Corporation has authority to issue 450,000,000 shares of stock, consisting of 400,000,000 shares of common stock, $0.001 par value per share (“Common Shares”), 300,000,000 of which are classified as Class C Common Shares (“Class C Common Shares”) and 100,000,000 of which are classified as Class S Common Shares (“Class S Common Shares”), and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Shares”). The aggregate par value of all authorized shares of stock having par value is $450,000.00. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Sections 7.1.1, 7.1.2 or 7.1.3, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire

Board of Directors and without any action by the Shareholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue. Upon payment of consideration for and issuance of any shares of stock, such shares shall be non-assessable.

7.1.1   Common Shares.

(a)   General. The Common Shares shall be subject to the express terms of any series of Preferred Shares. The Board of Directors may classify or reclassify any unissued Common Shares from time to time into one or more classes or series of stock; provided, however, that the voting rights per Share (other than any publicly held Share) sold in a private offering shall not exceed the voting rights which bear the same relationship to the voting rights of a publicly held Share as the consideration paid to the Corporation for each privately offered Share bears to the book value of each outstanding publicly held Share. Upon the listing of a class of Common Shares for trading on a national securities exchange, each Share of any class of Common Shares that is not so listed shall automatically and without any action on the part of the holder thereof convert into a number of Shares of the listed class of Common Shares equal to a fraction, the numerator of which is the net asset value of the Corporation allocable to each Share of the applicable non-listed class of Common Shares and the denominator of which is the net asset value of the Corporation allocable to each Share of the listed class of Common Shares.

(b)   Voting Rights. Each Common Share shall entitle the holder thereof to one vote per share on all matters upon which Shareholders are entitled to vote pursuant to Section 10.2. Except as may be provided otherwise in the Charter, and subject to the express terms of any class or series of shares of Preferred Shares, each holder of a Class S Common Share shall vote together with the holders of all Class C Common Shares.

(i)   The holders of Class C Common Shares shall have exclusive voting rights on any amendment to the Charter that would alter only the contract rights of the Class C Common Shares and no holders of any other class or series of shares of stock of the Corporation shall be entitled to vote thereon. The holders of Class C Common Shares shall have no right to vote on any amendment to the Charter (including the terms of the Class S Common Shares) that would alter only the contract rights of the Class S Common Shares.

(ii)   The holders of Class S Common Shares shall have exclusive voting rights on any amendment to the Charter that would alter only the contract rights of the Class S Common Shares and no holders of any other class or series of shares of stock of the Corporation shall be entitled to vote thereon. The holders of Class S Common Shares shall have no right to vote on any amendment to the Charter (including the terms of the Class C Common Shares) that would alter only the contract rights of the Class C Common Shares.

(c)   Distributions. Subject to Section 7.12, holders of the then outstanding Common Shares shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment thereof, dividends and other Distributions. Dividends and other Distributions shall be made with respect to the Class C Common Shares and Class S Common Shares at the same time.

(i)   The dividends and other Distributions with respect to Class C Common Shares may vary from dividends and other distributions with respect to each other class of stock of the Corporation to reflect, among other things, differences among the net asset values per share of each such class or series and to such extent and for such purposes as the Board of Directors may deem appropriate. The dividends and other Distributions with respect to Class C Common Shares may vary among the holders of Class C Common Shares to account for differences in the fees and expenses that may be payable to selling agents with respect to such Class C Common Shares.

(ii)   The dividends and other Distributions with respect to Class S Common Shares may vary from dividends and other distributions with respect to each other class of stock of the Corporation to reflect, among other things, differences among the net asset values per share of each such class or series and to such extent and for such purposes as the Board of Directors may deem appropriate. The dividends and other Distributions with respect to Class S Common Shares may vary among the holders of Class S Common Shares to account for differences in the fees and expenses that may be payable to selling agents with respect to such Class S Common Shares.

7.1.2   Preferred Shares. The Board of Directors may approve the issuance of Preferred Shares and classify any unissued shares of Preferred Shares and reclassify any previously classified but unissued shares of Preferred Shares of any series from time to time, into one or more classes or series of stock. The designation of the rights and preference of Preferred Shares, and the issuance of Preferred Shares, must be approved by a majority of the Corporation’s Independent Directors who do not have an interest in the transaction must approve any issuance of Preferred Shares. The Independent Directors are authorized to consult with counsel for the Corporation or independent counsel at the expense of the Corporation before deciding whether to approve the issuance of Preferred Shares.

7.1.3   Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series of stock, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of this ARTICLE 7 and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other Distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 7.1.3 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other charter document.

7.2   Issuance of Shares Without Certificates. Unless otherwise provided by the Board of Directors, the Corporation shall not issue stock certificates. The Corporation shall continue to treat the holder of uncertificated capital stock registered on its stock ledger as the owner of the shares noted therein until the new owner delivers a properly executed form provided by the Corporation for that purpose. With respect to any shares of capital stock that are issued without certificates, information regarding restrictions on the transferability of such shares that would otherwise be required by the MGCL to appear on the stock certificates will instead be furnished to Shareholders upon request and without charge.

7.3   Charter and Bylaws. The rights of all Shareholders and the terms of all shares of capital stock of the Corporation are subject to the provisions of the Charter and the Bylaws.

7.4   Tax on Disqualified Organizations. To the extent that the Corporation incurs any tax pursuant to Section 860E(e)(6) of the Code as the result of any “excess inclusion” income (within the meaning of Section 860E of the Code) of the Corporation allocable to a “disqualified organization” (as defined in Section 860E(e)(5) of the Code) that holds Common Shares or Preferred Shares in record name, the Corporation shall reduce the Distributions payable to any such “disqualified organization” in the manner described in Treasury Regulations Section 1.860E-2(b)(4), by reducing from one or more Distributions to be paid to such Shareholder an amount equal to the tax incurred by the Corporation pursuant to Section 860E(e)(6) as a result of such Shareholder’s stock ownership.

7.5   Dividend Reinvestment Plans. The Board of Directors may establish, from time to time, a dividend reinvestment plan or plans. Under any dividend reinvestment plan, (a) all material information regarding dividends to the Shareholders and the effect of reinvesting such dividends, including the tax consequences thereof, shall be provided to the Shareholders not less often than annually, and (b) each Shareholder participating in such plan shall have a reasonable opportunity to withdraw from the plan not less often than annually after receipt of the information required in clause (a) above.

7.6   Share Repurchase Plans. The Board of Directors may establish, from time to time, a share repurchase plan or plans if it does not impair the capital or operations of the Corporation; however, the Corporation is not obligated to repurchase shares. The Sponsor, Advisor, Directors or their Affiliates are prohibited from receiving a fee on the repurchase of the shares by the Corporation.

7.7   Restrictions on Ownership and Transfer of Shares.

7.7.1   Ownership Limitations. Prior to the Restriction Termination Date, but subject to Section 5.8:

(a)   Basic Restrictions.

(i)   (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii)   No Person shall Beneficially or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii)   Any Transfer of Shares that, if effective, would result in Shares being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

(b)   Transfer in Trust. If any Transfer of Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Shares in violation of Section 7.7.1(a)(i) or (ii),

(i)   then that number of Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.7.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically Transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 7.7.10, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Shares; or

(ii)   if the Transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.7.1(a)(i) or (ii), then the Transfer of that number of Shares that otherwise would cause any Person to violate Section 7.7.1(a)(i) or (ii) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

To the extent that, upon a transfer of Shares pursuant to this Section 7.7.1(b), a violation of any provision of this Section 7.7 would nonetheless be continuing (for example where the ownership of Shares by a single Charitable Trust would violate the 100 stockholder requirement applicable to REITs), then Shares shall be transferred to that number of Charitable Trusts, each having a distinct Charitable Trustee and a Charitable Beneficiary or Beneficiaries that are distinct from those of each other Charitable Trust, such that there is no violation of any provision of this Section 7.7.

7.7.2   Remedies for Breach. If the Board of Directors or its designee shall at any time determine that a Transfer or other event has taken place that results in a violation of Section 7.7.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Shares in violation of Section 7.7.1 (whether or not such violation is intended), the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem Shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events in violation of Section 7.7.1 shall automatically result in the Transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or its designee.

7.7.3   Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Shares that will or may violate Section 7.7.1(a), or any Person who would have owned Shares that resulted in a Transfer to the Charitable Trust pursuant to the provisions of Section 7.7.1(b), shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

7.7.4   Owners Required To Provide Information. Prior to the Restriction Termination Date:

(a)   every owner of more than five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding Shares, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of Shares Beneficially Owned and a description of the manner in which such Shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit, the Common Share Ownership Limit and the other restrictions set forth herein; and

(b)   each Person who is a Beneficial or Constructive Owner of Shares and each Person (including the Shareholder of record) who is holding Shares for a Beneficial or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in order to determine the Corporation’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

7.7.5   Remedies Not Limited. Subject to Section 5.8, nothing contained in this Section 7.7 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its Shareholders in preserving the Corporation’s status as a REIT.

7.7.6   Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 7.7 or any definition contained in Article 3, the Board of Directors may determine the application of the provisions of this Section 7.7 with respect to any situation based on the facts known to it. In the event Section 7.7 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors may determine the action to be taken so long as such action is not contrary to the provisions of Article 3 or Section 7.7. Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.7.2) acquired Beneficial Ownership or Constructive Ownership of Shares in violation of Section 7.7.1, such remedies (as applicable) shall apply first to the Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such Shares based upon the relative number of the Shares held by each such Person.

7.7.7   Exceptions.

(a)   Subject to Section 7.7.1(a)(ii), the Board of Directors may exempt (prospectively or retroactively) a Person from the Aggregate Share Ownership Limit and the Common Share Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

(i)   the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary for the Board to ascertain that no individual’s Beneficial Ownership or Constructive Ownership of such Shares will violate Section 7.7.1(a)(ii);

(ii)   such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the judgment of the Board of Directors, rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT, shall not be treated as a tenant of the Corporation); and

(iii)   such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.7.1 through 7.7.6) will result in such Shares being automatically Transferred to a Charitable Trust in accordance with Sections 7.7.1(b) and 7.7.10.

(b)   Prior to granting any exception pursuant to Section 7.7.7(a), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c)   Subject to Section 7.7.1(a)(ii), an underwriter which participates in a public offering or a private placement of Shares (or securities convertible into or exchangeable for Shares) may Beneficially Own or Constructively Own Shares (or securities convertible into or exchangeable for Shares) in excess of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

(d)   The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (i) with the written consent of such Excepted Holder at any time, or (ii) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Share Ownership Limit.

7.7.8   Increase or Decrease in Aggregate Share Ownership and Common Share Ownership Limits. Subject to Section 7.7.1(a)(ii), the Board of Directors may from time to time increase or decrease the Common Share Ownership Limit and the Aggregate Share Ownership Limit for one or more Persons and increase or decrease the Common Share Ownership Limit and the Aggregate Share Ownership Limit for all other Persons. No decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit will be effective for any Person whose percentage of ownership in Shares is in excess of such decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit, as applicable, until such time as such Person’s percentage of ownership in Shares equals or falls below the decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit, but any further acquisition of Shares in excess of such percentage ownership of Shares will be in violation of the Common Share Ownership Limit and/or Aggregate Share Ownership Limit and, provided further, that the new Common Share Ownership Limit and/or Aggregate Share Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Shares.

7.7.9   Legend. Any certificate representing Shares shall bear substantially the following legend:

The Shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s charter, (i) no Person may Beneficially or Constructively Own Common Shares in excess of 9.8% (in value or number of Common Shares) of the outstanding Common Shares unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own Shares in excess of 9.8% of the value of the total outstanding Shares, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Shares that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) any Transfer of Shares that, if effective, would result in Shares being beneficially owned by fewer than 100 Persons (as determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or

Constructively Own Shares which cause or will cause a Person to Beneficially or Constructively Own Shares in excess or in violation of the above limitations must immediately notify the Corporation in writing (or, in the case of an attempted transaction, give at least 15 days prior written notice). If any of the restrictions on Transfer or ownership as set forth in (i), (ii) or (iii) above are violated, the Shares in excess or in violation of the above limitations will be automatically Transferred to a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem Shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described in (i), (ii) or (iii) above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Corporation’s charter, as the same may be amended from time to time, a copy of which, including the restrictions on Transfer and ownership, will be furnished to each holder of Shares on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a Shareholder on request and without charge. In the case of uncertificated Shares, the Corporation will send the holder of such Shares, on request and without charge, a written statement of the information otherwise required on certificates.

7.7.10   Transfer of Shares in Trust.

(a)   Ownership in Trust. Upon any purported Transfer or other event described in Section 7.7.1(b) that would result in a Transfer of Shares to a Charitable Trust, such Shares shall be deemed to have been Transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such Transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the Transfer to the Charitable Trust pursuant to Section 7.7.1(b). The Charitable Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.7.10(f).

(b)   Status of Shares Held by the Charitable Trustee. Shares held by the Charitable Trustee shall continue to be issued and outstanding Shares. The Prohibited Owner shall have no rights in the Shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any Shares held in trust by the Charitable Trustee, shall have no rights to dividends or other Distributions and shall not possess any rights to vote or other rights attributable to the Shares held in the Charitable Trust.

(c)   Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other Distributions with respect to Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other Distribution paid prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee shall be paid by the recipient of such dividend or other Distribution to the Charitable Trustee upon demand and any dividend or other Distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividends or other Distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Shares held in the Charitable Trust and, subject to Maryland law, effective as of the date that Shares have been Transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee’s sole discretion) (a) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee and (b) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Section 7.7, until the Corporation has received notification that Shares have been Transferred into a Charitable Trust, the Corporation shall be entitled to rely on its share transfer and other Shareholder records for purposes of preparing lists of Shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of Shareholders.

(d)   Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from the Corporation that Shares have been Transferred to the Charitable Trust, the Charitable Trustee shall sell the Shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the Shares will not violate the ownership limitations set forth in Section 7.7.1(a). Upon such sale, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.7.10(d). The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the Shares or, if the Prohibited Owner did not give value for the Shares in connection with the event causing the Shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the Shares on the day of the event causing the Shares to be held in the Charitable Trust and (b) the price per share received by the Charitable Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the Shares held in the Charitable Trust. The Charitable Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 7.7.10(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee, such Shares are sold by a Prohibited Owner, then (i) such Shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such Shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.7.10(d), such excess shall be paid to the Charitable Trustee upon demand.

(e)   Purchase Right in Shares Transferred to the Charitable Trustee. Shares Transferred to the Charitable Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per Share equal to the lesser of (a) the price per Share in the transaction that resulted in such Transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (b) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer until the Charitable Trustee has sold the Shares held in the Charitable Trust pursuant to Section 7.7.10(d). Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 7.7.10(c). The Corporation may pay the amount of such reduction to the Charitable Trustee for the benefit of the Charitable Beneficiary.

(f)   Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that (a) Shares held in the Charitable Trust would not violate the restrictions set forth in Section 7.7.1(a) in the hands of such Charitable Beneficiary and (b) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

7.7.11   NYSE Transactions. Nothing in this Section 7.7 shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Section 7.7 and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 7.7.

7.7.12   Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Section 7.7.

7.7.13   Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

7.8   Management of Money and Property Received for Shares. The Directors shall manage all money and property received for the issuance of shares for the benefit of the Shareholders of the Corporation.

7.9   Reports to Shareholders. The Corporation shall prepare and distribute to each Shareholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Corporation within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year, which shall include:

7.9.1   financial statements prepared in accordance with generally accepted accounting principles (GAAP) that are audited and reported on by the Corporation’s independent certified public accountants;

7.9.2   the ratio of the costs of raising capital during the year to the capital raised;

7.9.3   the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Corporation’s Advisor and any Affiliates of the Advisor by the Corporation or third parties doing business with the Corporation during the year;

7.9.4   the Corporation’s Total Operating Expenses for the year stated as a percentage of average invested Assets and as a percentage of Net Income;

7.9.5   report from the Independent Directors that the Corporation’s policies are in the best interests of the Shareholders and the basis for such determination; and

7.9.6   a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving the Corporation and its Advisor, a Director or any Affiliate thereof during the year, which disclosure has been examined and commented upon in the report by the Independent Directors with regard to the fairness of such transactions.

7.10   Distribution Reports. The Board of Directors, including the Independent Directors, are required to take such steps as necessary to cause to be prepared and mailed or delivered to each Shareholder, with respect to any Distribution to Shareholders of income or capital Assets, a written statement disclosing the source of the funds distributed. If, at the time of Distribution, this information is not available, a written explanation of the relevant circumstances will accompany the Distribution, and the written statement disclosing the source of the funds Distributed will be sent to the Shareholders not later than 60 days after the close of the fiscal year in which the distribution was made.

7.11   Access to Records.

7.11.1   Any Shareholder and any designated representative thereof shall be permitted access to the records of the Corporation to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Inspection of the Corporation’s books and records by the office or agency administering the securities laws of a jurisdiction shall be provided upon reasonable notice and during normal business hours.

7.11.2   As a part of the Corporation’s books and records, it will maintain at its principal office an alphabetical list of the names of the Shareholders, along with their addresses and telephone numbers and the number of Common Shares held by each of them. The Corporation will update this Shareholder list at least quarterly and it is available for inspection at its principal office by a Shareholder or his or her designated agent upon request of the Shareholder. The Corporation will also mail this list to any Shareholder within ten days of receipt of his or her request. The copy of the list shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). The Corporation may impose a reasonable charge for expenses incurred in reproducing such list. Shareholders, however, may not sell or use this list for commercial purposes. The purposes for which Shareholders may request this list include matters relating to their voting rights and the exercise of Shareholder rights under federal proxy laws.

7.11.3   If the Corporation’s Advisor or Board of Directors neglects or refuses to exhibit, produce or mail a copy of the Shareholder list as requested, the Advisor and/or Board, as the case may be, shall be liable to the Shareholder requesting the list for the costs, including reasonable attorneys’ fees, incurred by that Shareholder for compelling the production of the Shareholder list and any actual damages suffered by any Shareholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the Shareholder list is not for a proper purpose but is instead for the purpose of securing such list of Shareholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a Shareholder relative to the affairs of the Corporation. The Corporation may require that the Shareholder requesting the Shareholder list represent that the request is not for a commercial purpose unrelated to the Shareholder’s interest in the Corporation. The remedies provided by this Section to Shareholders requesting copies of the Shareholder list are in addition to, and do not in any way limit, other remedies available to Shareholders under federal law, or the law of any state.

7.12   Distributions. The Board of Directors may from time to time authorize the Corporation to declare and pay to Shareholders such dividends or other Distributions in cash or other Assets or in securities of the Corporation, including in shares of one class payable to holders of shares of another class, or from any other source as the Board of Directors in its discretion shall determine. The Board of Directors shall endeavor to authorize the Corporation to declare and pay such dividends and other Distributions as shall be necessary for the Corporation to qualify as a REIT under the Code; provided, however, Shareholders shall have no right to any dividend or other Distribution unless and until authorized by the Board of Directors and declared by the Corporation. The exercise of the powers and rights of the Board of Directors pursuant to this Section 7.12 shall be subject to the provisions of any class or series of stock of the Corporation at the time outstanding. The receipt by any Person in whose name any shares are registered on the records of the Corporation or by his or her duly authorized agent shall be a sufficient discharge for all dividends or other Distributions payable or deliverable in respect of such shares and from all liability to see to the application thereof. Distributions in kind shall not be permitted, except for Distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Corporation and the liquidation of its Assets in accordance with the terms of the Charter or Distributions in which (a) the Board of Directors advises each Shareholder of the risks associated with direct ownership of the Property, (b) the Board of Directors offers each Shareholder the election of receiving such in-kind Distributions and (c) in-kind Distributions are made only to those Shareholders that accept such offer.

7.13   Suitability of Shareholders. Until Listing, the following provisions shall apply:

7.13.1   Investor Suitability Standards. Subject to suitability standards established by individual states, to become a Shareholder, if such prospective Shareholder is an individual (including an individual beneficiary of a purchasing individual retirement account), or if the prospective Shareholder is a fiduciary (such as a trustee of a trust or corporate pension or profit sharing plan, or other tax-exempt organization, or a custodian under a Uniform Gifts to Minors Act), such individual or fiduciary, as the case may be, must represent to the Corporation, among other requirements as the Corporation may require from time to time:

(a)   that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a minimum annual gross income of $70,000 and a net worth (excluding home, furnishings and automobiles) of not less than $70,000; or

(b)   that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a net worth (excluding home, furnishings and automobiles) of not less than $250,000.

7.13.2   Determination of Suitability of Sale. The Sponsor and each Person selling Common Shares on behalf of the Corporation shall make every reasonable effort to determine that the purchase of Common Shares by a Shareholder is a suitable and appropriate investment for such Shareholder. In making this determination, the Sponsor and each Person selling Common Shares on behalf of the Corporation shall ascertain that the prospective Shareholder: (a) meets the minimum income and net worth standards established for the Corporation; (b) can reasonably benefit from the Corporation based on the prospective Shareholder’s overall investment objectives and portfolio structure; (c) is able to bear the economic risk of the investment based on the prospective Shareholder’s overall financial situation; and (d) has apparent understanding of (i) the fundamental risks of the investment; (ii) the risk that the Shareholder may lose the entire investment; (iii) the lack of liquidity of the Common Shares; (iv) the restrictions on transferability of the Common Shares; and (v) the tax consequences of the investment.

The Sponsor and each Person selling Common Shares on behalf of the Corporation shall make this determination with respect to each prospective Shareholder on the basis of information it has obtained from such prospective Shareholder. Relevant information for this purpose will include at least the age, investment objectives, investment experiences, income, net worth, financial situation and other investments of the prospective Shareholder, as well as any other pertinent factors.

The Sponsor and each Person selling Common Shares on behalf of the Corporation shall maintain records of the information used to determine that an investment in Common Shares is suitable and appropriate for a Shareholder. The Sponsor and each Person selling Common Shares on behalf of the Corporation shall maintain these records for at least six years.

7.13.3   Minimum Investment and Transfer. Subject to certain individual state requirements and except with respect to the issuance of Common Shares under a dividend reinvestment plan, no initial sale or transfer of Common Shares of less than $500, or such other amount as determined by the Board of Directors, will be permitted.

ARTICLE 8
CONFLICTS OF INTEREST AND INVESTMENT RESTRICTIONS

8.1   Sales and Leases to Corporation. The Corporation shall not purchase or lease property from the Sponsor, Adviser, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Corporation and at a price to the Corporation no greater than the cost of the Asset to such Sponsor, Advisor, Director, or any Affiliate thereof, or if the price to the Corporation is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable. In no event shall the cost of such Asset to the Corporation exceed its current appraised value.

8.2   Sales and Leases to Sponsor, Advisor, Directors, or any Affiliate.

8.2.1   A Sponsor, Advisor, Director, or any Affiliate thereof shall not acquire or lease Assets from the Corporation unless approved by a majority of the Directors (including a majority of the Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Corporation.

8.2.2   The Corporation may lease Assets to a Sponsor, Advisor, Director, or any Affiliate thereof only if approved by a majority of the Directors (including a majority of the Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Corporation.

8.3   Loans.

8.3.1   No loans may be made by the Corporation to the Sponsor, Advisor, Director, or any Affiliate thereof except mortgages pursuant to Section 8.11.3 or to wholly owned subsidiaries of the Corporation.

8.3.2   The Corporation may not borrow money from the Sponsor, Advisor, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Corporation than loans between unaffiliated parties under the same circumstances.

8.4   Investments.

8.4.1   The Corporation shall not invest in joint ventures with the Sponsor, Advisor, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transactions, approve the transaction as being fair and reasonable to the Corporation and on substantially the same terms and conditions as those received by the other joint venturers.

8.4.2   The Corporation shall not invest in equity securities (other than equity securities that are listed on a national securities exchange or traded in an over-the-counter market), unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair, competitive, and commercially reasonable.

8.5   Statement of Objectives. The Independent Directors shall review the investment policies of the Corporation with sufficient frequency and no less often than annually to determine that the policies being followed by the Corporation at any time are in the best interests of its Shareholders. Each such determination and the basis therefor shall be set forth in the minutes of the Board of Directors.

8.6   Multiple Programs. The method for the allocation of the acquisition of Properties by two or more programs of the same Sponsor or Advisor seeking to acquire similar types of assets shall be reasonable. It shall be the duty of the Directors (including the Independent Directors) to insure such method is applied fairly to the Corporation.

8.7   Other Transactions. All other transactions between the Corporation and the Sponsor, Advisor, Director, or any Affiliate thereof, shall require approval by a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transactions as being fair and reasonable to the Corporation and on terms and conditions not less favorable to the Corporation than those available from unaffiliated third parties.

8.8   Appraisal of Real Property. The consideration paid for Real Property acquired by the Corporation shall ordinarily be based on the fair market value of the Property as determined by a majority of the Directors. In cases in which a majority of the Independent Directors so determine, and in all cases in which Assets are acquired from the Advisors, Directors, Sponsors or Affiliates thereof, such fair market value shall be as determined by an Independent Expert selected by the Independent Directors.

8.9   Roll-Up Transaction.

8.9.1   In connection with a proposed Roll-up, an appraisal of all Assets shall be obtained from a competent, Independent Expert. If the appraisal will be included in a prospectus used to offer the securities of a Roll-up Entity, the appraisal shall be filed with the United States Securities and Exchange Commission and any applicable state securities commissioner as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal shall be subject to liability for violation of the Securities Act of 1933, §11, and comparable provisions under state law for any material misrepresentations or material omissions in the appraisal. Assets shall be appraised on a consistent basis. The appraisal shall be based on an evaluation of all relevant information, and shall indicate the value of the Assets as of a date immediately prior to the announcement of the proposed Roll-up transaction. The appraisal shall assume an orderly liquidation of Assets over a 12-month period. The terms of the engagement of the Independent Expert shall clearly state that the engagement is for the benefit of the Corporation and its Shareholders. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to the investors in connection with a proposed Roll-up.

8.9.2   In connection with a proposed roll-up, the Person sponsoring the Roll-up shall offer to Shareholders who vote against the proposal the choice of:

(a)   accepting the securities of the Roll-up Entity offered in the proposed Roll-up; or

(b)   one of the following:

(1)   remaining as Shareholders of the Corporation and preserving their interests therein on the same terms and conditions as existed previously; or

(2)   receiving cash in an amount equal to the Shareholders’ pro-rata share of the appraised value of the Net Assets of the Corporation.

8.9.3   The Corporation shall not participate in any proposed roll-up that would result in Shareholders having democracy rights in the roll-up entity that are less than those provided for in Sections 5.6.1, 7.9, 10.1 and 10.2.

8.9.4   The Corporation shall not participate in any proposed Roll-up which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-up Entity). The Corporation shall not participate in any proposed roll-up which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of Shares held by that investor.

8.9.5   The Corporation shall not participate in any proposed Roll-up in which investors’ rights of access to the records of the Roll-up entity will be less than those provided for under Section 7.11.

8.9.6   The Corporation shall not participate in any proposed Roll-up in which any of the costs of the transaction would be borne by the Corporation if the Roll-up is rejected by the holders of Common Shares.

8.10   Leverage. The aggregate borrowings of the Corporation, if any, secured and unsecured, shall be reasonable in relation to the Net Assets of the Corporation and shall be reviewed by the Board of Directors at least quarterly. The maximum amount of such borrowings in relation to the Net Assets shall, in the absence of a satisfactory showing that higher level of borrowing is appropriate, not exceed 300%. Notwithstanding the foregoing, the aggregate borrowings may exceed such limit if any excess in borrowing over such level is approved by a majority of the Independent Directors. Any excess in borrowing over such 300% level shall be disclosed to the Shareholders in the next quarterly report of the Corporation, along with justification for such excess.

8.11   Restrictions. The Corporation will not engage in any of the following investment practices or activities:

8.11.1   Invest in commodities or commodity future contracts;

8.11.2   Invest more than 10% of its total Assets in Unimproved Real Property or indebtedness secured by a deed of trust or mortgage loans on Unimproved Real Property;

8.11.3   Invest in or make any mortgage unless an appraisal is obtained concerning the underlying Property except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of Independent Directors so determine, and in all cases in which the transaction is with the Advisor, the Sponsor, any Director or any Affiliate thereof, such appraisal of the underlying Property must be obtained from an Independent Expert. Such appraisal shall be maintained in the Corporation’s records for at least five years and shall be available for inspection and duplication by any holder of Common Shares for a reasonable charge. In addition to the appraisal, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or condition of the title must be obtained;

8.11.4   Make or invest in any mortgage, including a construction loan, on any one Property if the aggregate amount of all mortgage loans outstanding on the Property, including the loans of the Corporation, would exceed an amount equal to 85% of the appraised value of the Property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria. For purposes of this subsection, the “aggregate amount of all mortgage loans outstanding on the Property, including the loans of the Corporation” shall include all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged Property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds five percent per annum of the principal balance of the loan;

8.11.5   Invest in indebtedness secured by a mortgage on Real Property which is subordinate to the lien or other indebtedness of the Advisor, any Director, the Sponsor or any Affiliate of the Corporation.

8.11.6   Invest in indebtedness (“junior debt”) secured by a mortgage on Real Property which is subordinate to the lien of other indebtedness (“senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 85% of the appraised value of such Property, if after giving effect thereto, the value of all such investments of the Corporation (as shown on the books of the Corporation in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of tangible Assets. The value of all investments in junior debt of the Corporation which does not meet the aforementioned requirements would be limited to 10% of the tangible Assets (which would be included within the 25% limitation);

8.11.7   Invest in contracts for the sale of real estate unless such contracts of sale are in recordable form and appropriately recorded in the chain of title;

8.11.8   Engage in any short sale, or borrow, on an unsecured basis unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;

8.11.9   Engage in trading, as compared with investment activities;

8.11.10   Acquire securities in any Corporation holding investments or engaging in activities prohibited by this section;

8.11.11   Engage in underwriting or the agency distribution of securities issued by others;

8.11.12   Issue redeemable equity securities;

8.11.13   Issue debt securities unless the historical debt service coverage (in the most recently complete fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;

8.11.14   Issue options or warrants to purchase its shares to the Advisor, Sponsor, Directors or any Affiliate thereof except on the same terms as such options or warrants are sold to the general public. The Corporation may issue options or warrants to Persons not so connected with the Corporation but not at exercise prices less than the fair market value of such securities on the date of grant and for consideration (which may include services) that in the judgment of the Independent Directors has a market value less than the value of such option on the date of grant. Options or warrants issuable to the Adviser, Sponsor, Directors or any Affiliate thereof shall not exceed an amount equal to 10% of the outstanding shares of the Corporation on the date of grant of any options or warrants;

8.11.15   Issue equity securities on a deferred payment basis or other similar arrangement; or

8.11.16   Acquire interests or securities in any entity holding investments or engaging in activities prohibited by this Section 8.11 except for investments in which the Corporation holds a non-controlling interest or investments in publicly-traded entities. For these purposes, a “publicly-traded entity” shall mean any entity having securities listed on a national securities exchange or traded in an over-the-counter market.

ARTICLE 9
AMENDMENTS

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter are granted subject to this reservation. Except as otherwise provided in the Charter and except for those amendments permitted to be made without Shareholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid if approved by the affirmative vote of Shareholders entitled to cast a majority of all the votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Shareholders and (b) any amendment to Sections 5.1.2, 5.6, 5.9 and 5.11, and Article 8 and this Article 9 (or any other amendment of the Charter that would have the effect of amending such sections).

ARTICLE 10
SHAREHOLDERS

10.1   Meetings. The Directors, including the Independent Directors, shall take reasonable steps to ensure that there shall be an annual meeting of the Shareholders, to be held on such date and at such time and place as shall be determined by or in the manner prescribed in the Bylaws, at which the Directors shall be elected and any other proper business may be conducted; provided that such annual meeting will be held upon reasonable notice and within a reasonable period (not less than 30 days) following delivery of the annual report. The holders of a majority of Shares entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present, may, without the necessity for concurrence by the Board, vote to elect the Directors. A quorum shall be the presence in person or by proxy of Shareholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter. Special meetings of Shareholders may be called in the manner provided in the Bylaws, including by the chief executive officer, the president or the chairman of the board or by a majority of the Directors or a majority of the Independent Directors, and shall be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of Shareholders upon the written request of Shareholders entitled to cast not less than ten percent of all the votes entitled to be cast on such matter at such meeting. Notice of any special meeting of Shareholders shall be given as provided in the Bylaws. If the meeting is called by the secretary upon the written request of Shareholders as described in this Section 10.1, notice of the special meeting shall be sent to all Shareholders within ten days of the receipt of the written request and the special meeting shall be held at the time and place specified in the Shareholder request not less than 15 days nor more than 60 days after the delivery of the notice; provided, however, that if no time or place is so specified in the Shareholder request, at such time and place convenient to the Shareholders. If there are no Directors, the officers of the Corporation shall promptly call a special meeting of the Shareholders entitled to vote for the election of successor Directors. Any meeting may be adjourned and reconvened as the Board may determine or as otherwise provided in the Bylaws.

10.2   Voting Rights of Shareholders. Subject to the provisions of any class or series of Shares then outstanding and the mandatory provisions of any applicable laws or regulations, the Shareholders shall be entitled to vote only on the following matters: (a) election or removal of Directors, without the necessity for concurrence by the Board, as provided in Sections 10.1, 5.1.3 and 5.9; (b) amendment of the Charter as provided in Article 9; (c) dissolution of the Corporation; (d) merger, consolidation or conversion of the Corporation, or the sale or other disposition of all or substantially all of the Assets; (e) if provided by the Bylaws, amendment of the Bylaws to the extent provided in the Bylaws; and (f) such other matters with respect to which the Board of Directors has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the Shareholders for approval or ratification. Without the approval of a majority of the Shares entitled to vote on the matter, the Board may not (i) amend the Charter to adversely affect the rights, preferences and privileges of the Shareholders; (ii) amend provisions of the Charter relating to Director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions; (iii) liquidate or dissolve the Corporation other than before the initial investment in Property; (iv) sell all or substantially all of the Assets other than in the ordinary course of business or as otherwise permitted by law; or (v) cause the merger or similar reorganization of the Corporation except as permitted by law.

10.3   Voting Limitations on Shares Held by the Advisor, Directors and Affiliates. With respect to Shares owned by the Advisor, any Director or any of their Affiliates, neither the Advisor, nor such Director, nor any of their Affiliates may vote or consent on matters submitted to the Shareholders regarding the removal of the Advisor, such Director or any of their Affiliates or any transaction between the Corporation and any of them. In determining the requisite percentage in interest of Shares necessary to approve a matter on which the Advisor, such Director and any of their Affiliates may not vote or consent, any Shares owned by any of them shall not be included.

10.4   Tender Offers. If any Person makes a tender offer, including, without limitation, a “mini-tender” offer, such Person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the tender offer was for more than five percent of the outstanding Shares; provided, however, that, unless otherwise required by the Exchange Act, such documents are not required to be filed with the United States Securities and Exchange Commission. In addition, any such Person must provide notice to the Corporation at least ten business days prior to initiating any such tender offer. No Shareholder may Transfer any Shares held by such Shareholder to any Person who initiates a tender offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”) unless such Shareholder shall have first offered such Shares to the Corporation at the tender offer price offered in such Non-Compliant Tender Offer. In addition, any Person who makes a Non-Compliant Tender Offer shall be responsible for all expenses incurred by the Corporation in connection with the enforcement of the provisions of this Section 10.4, including, without limitation, expenses incurred in connection with the review of all documents related to such tender offer. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer. This Section 10.4 shall be of no force or effect with respect to any Shares that are then Listed.

THIRD:   The amendment and restatement of the charter of the Corporation as hereinabove set forth has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH:   The current address of the principal office of the Corporation is as set forth in Article 4 of the foregoing amendment and restatement of the charter.

FIFTH:   The name and address of the Corporation’s current resident agent is as set forth in Article 4 of the foregoing amendment and restatement of the charter.

SIXTH:   The number of directors of the Corporation and the names of those currently in office are as set forth in Article 5 of the foregoing amendment and restatement of the charter.

SEVENTH:   The undersigned acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this ____ day of ____________, 20__.

ATTEST:	RW HOLDINGS NNN REIT, INC.

(SEAL)
Name:	Name:
Title: Secretary	Title: President

Annex E
RW HOLDINGS NNN REIT, INC.
ARTICLES OF AMENDMENT AND RESTATEMENT
~~OF~~
~~THE ARTICLES OF INCORPORATION~~
~~OF~~
~~RICH UNCLES NNN REIT, INC.~~
~~Pursuant to the Maryland General Corporation Law (the “MGCL”), Rich Uncles, LLC, the sole Shareholder of Rich Uncles NNN REIT, Inc., and the directors do hereby approve and adopt these Articles of Amendment and Restatement of the Articles of Incorporation of Rich Uncles NNN REIT, Inc. (the “Articles”).~~
FIRST: RW Holdings NNN REIT, Inc., a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.
SECOND:The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:
ARTICLE 1
NAME
1.1 Name. The name of the corporation (the “Corporation”) is ~~Rich Uncles~~RW Holdings NNN REIT, Inc.
ARTICLE 2
PURPOSES
2.1 Purposes. The purposes for which the Corporation is formed are to engage in any lawful act or activity, including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or as any successor statute (the “Code”), for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. As used herein, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code.
ARTICLE 3
DEFINITIONS
3.1 Definitions. The following words and terms, when used in ~~these Articles~~the Charter, shall have the following meanings, unless the context clearly indicates otherwise:
3.1.1 Acquisition Expenses. Expenses including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on ~~property~~Property not acquired, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of ~~properties~~Properties, whether or not acquired.
3.1.2 Acquisition Fee. The total of all fees and commissions paid by any party in connection with making or investing in mortgage loans or the purchase, development or construction of ~~property~~Property by this Corporation. Included in the computation of such fees or commissions shall be any real estate commission, selection fee, Development Fee, Construction Fee, nonrecurring management fee, loan fees or points or any fee of a similar nature, however designated. Excluded shall be Development Fees, Construction Fees and loan brokerage fees paid to ~~persons~~Persons not affiliated with the Sponsor in connection with the actual development and construction of a project.
3.1.3 Advisor. The ~~person~~Person responsible for directing or performing the day-to-day business affairs of this Corporation, including a ~~person~~Person to which an Advisor subcontracts substantially all such functions. At the outset of this Corporation, the Advisor will be Rich Uncles NNN REIT Operator, LLC.
3.1.4 Affiliate. An Affiliate of another ~~person~~Person includes any of the following:
(a) any ~~person~~Person directly or indirectly owning, controlling, or holding, with power to vote, 10% or more of the outstanding voting securities of such other ~~person~~Person;

(b) any ~~person~~Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other ~~person~~Person;
(c) any ~~person~~Person directly or indirectly controlling, controlled by, or under common control with such other ~~person~~Person;
(d) any executive officer, director, trustee, or general partner of such other ~~person~~Person; or
(e) any legal entity for which such ~~person~~Person acts as an executive officer, director, trustee, or general partner.
3.1.5 Aggregate Share Ownership Limit. 9.8% in value of the aggregate of the outstanding Shares, or such other percentage determined by the Board of Directors in accordance with Section 7.7.8.
3.1.6 Asset. Any Property, mortgage or other investment owned by the Corporation, directly or indirectly through one or more of its Affiliates, and any other investment made by the Corporation, directly or indirectly through one or more of its Affiliates.
3.1.7 Average Invested Assets. For any period, the average of the aggregate book value of the ~~assets of the Corporation~~Assets invested, directly or indirectly, in equity interests in, and loans secured by, real estate, before reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during such period.
3.1.8 Beneficial Ownership. Ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.
~~3.1.6“~~3.1.9 Board of Directors~~” shall mean the~~. The Board of Directors of the Corporation.
3.1.10 Business Day. Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.
~~3.1.7“~~3.1.11 Bylaws~~” shall mean the~~ . The Bylaws of the Corporation, as the same are in effect from time to time.
3.1.12 Charitable Beneficiary. One or more beneficiaries of the Charitable Trust as determined pursuant to Section 7.7.10(f), provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.
3.1.13 Charitable Trust. Any trust provided for in Section 7.7.10.
3.1.14 Charitable Trustee. The Person unaffiliated with the Corporation and a Prohibited Owner that is appointed by the Corporation to serve as Trustee of the Charitable Trust.
3.1.15 Charter. The charter of the Corporation.
3.1.16 Class C Common Shares. Has the meaning as provided in Section 7.1.
3.1.17 Class S Common Shares. Has the meaning as provided in Section 7.1.
3.1.18 Code. Has the meaning as provided in Article 2.
3.1.19 Common Shares. Has the meaning as provided in Section 7.1.
3.1.20 Common Share Ownership Limit. 9.8% (in value or in number of Common Shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares, or such other percentage determined by the Board of Directors in accordance with Section 7.7.8.
~~3 .1 .8~~3.1.21 Competitive Real Estate Commission. Real estate or brokerage commission paid for the purchase or sale of a ~~property~~Property which is reasonable, customary, and competitive in light of the size, type, and location of such ~~property~~Property.

~~3.1.9~~3.1.22 Construction Fee. A fee or other remuneration for acting as general contractor and/or construction manager to construct improvements, supervise, and coordinate projects or to provide major repairs or rehabilitation on this Corporation’s ~~property~~Property.
3.1.23 Constructive Ownership. Ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.
~~3.1.10~~3.1.24 Contract Price. The amount actually paid or allocated to the purchase, development, construction, or improvement of a ~~property~~Property, or the amount actually paid or allocated in respect of the purchase of other Assets, in each case exclusive of Acquisition Fees and Acquisition Expenses.
~~3.1.11~~3.1.25 Development Fee. A fee for the packaging of this Corporation~~’~~’s ~~property~~Property, including negotiating and approving plans, and undertaking to assist in obtaining zoning and necessary variances and necessary financing for the specific ~~property~~Property, either initially or at a later date.
~~3 .1.12 Directors(s). The member(s) of the Board of Directors that manages the Corporation.~~ 3.1.26 Director(s). The member(s) of the Board of Directors.
3.1.27 Distributions. Any distributions (as such term is defined in Section 2-301 of the MGCL) by the Corporation to owners of Common Shares or Preferred Shares, including distributions that may constitute a return of capital for federal income tax purposes.
3.1.28 Excepted Holder. A Shareholder for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 7.7.7.
3.1.29 Excepted Holder Limit. Provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.7.7 and subject to adjustment pursuant to Section 7.7.7, the percentage limit established by the Board of Directors pursuant to Section 7.7.7.
3.1.30 Exchange Act. The Securities Exchange Act of 1934, as amended.
3.1.31 Indemnitee. Has the meaning as provided in Section 5.6.2(b).
~~3.1.13~~3.1.32 Independent Director(s). The Director(s) of this Corporation who are not associated and have not been associated within the last two years, directly or indirectly, with the Sponsor or Advisor of this Corporation.
(a) A Director shall be deemed to be associated with the Sponsor or Advisor if he or she:
(1) owns an interest in the Sponsor, Advisor, or any of their Affiliates;
(2) is employed by the Sponsor, Advisor, or any of their Affiliates;
(3) is an officer or director of the Sponsor, Advisor, or any of their Affiliates;
(4) performs services, other than as a Director, for the Corporation;
(5) is a director for more than three REITs organized by the Sponsor or advised by the Advisor; or
(6) has any material business or professional relationship with the Sponsor, Advisor, or any of their Affiliates.
(b) For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the prospective Independent Director from the Sponsor and Advisor and Affiliates shall be deemed material per se if it exceeds 5.0% of the prospective Independent Director~~’~~’s:
(1) annual gross revenue, derived from all sources, during either of the last two years; or
(2) net worth, on a fair market value basis.

(c) An indirect relationship shall include circumstances in which a Director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law, or brothers- or sisters-in-law is or has been associated with the Sponsor, Advisor, any of their Affiliates, or the Corporation.
~~3.1.14~~3.1.33 Independent Expert. A ~~person~~Person with no material current or prior business or personal relationship with the Advisor or Directors who is engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by the Corporation. Membership in a nationally recognized appraisal society such as the American Institute of Real Estate Appraisers or the Society of Real Estate Appraisers shall be conclusive evidence of being engaged to a substantial extent in the business of rendering opinions regarding the value of Real Property.
3.1.34 Initial Investment. That portion of the initial capitalization of the Corporation contributed by the Sponsor or its Affiliates pursuant to Section II.A of the NASAA REIT Guidelines.
3.1.35 Listing. The listing of the Common Shares on a national securities exchange. Upon such Listing, the Common Shares shall be deemed Listed.
3.1.36 Market Price. On any date shall mean, with respect to any class or series of outstanding Shares, the Closing Price for such Shares on such date. The “Closing Price” on any date shall mean the last sale price for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares are listed or admitted to trading or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board of Directors or, in the event that no trading price is available for such Shares, the fair market value of Shares, as determined by the Board of Directors.
3.1.37 MGCL. The Maryland General Corporation Law.
~~3.1.15~~3.1.38 NASAA REIT Guidelines. The Statement of Policy Regarding Real ~~estate investment trusts~~Estate Investment Trusts published by the North American Securities Administrators Association ~~in effect on the date hereof.~~on May 7, 2007.
~~3.1.16~~3.1.39 Net Assets. The total ~~assets~~Assets (other than intangibles) at cost before deducting depreciation, reserves for bad debts or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.
~~3.1.17~~3.1.40 Net Income. For any period total revenues applicable to such period, less the expenses applicable to such period other than additions to reserves for depreciation or bad debts or other similar non-cash reserves. ~~If the Advisor receives an incentive fee, Net Income, for purposes of calculating Total Operating Expenses in accordance with the NASAA REIT Guidelines, shall exclude the gain from the sale of the Corporation’s assets.~~
3.1.41 Non-Compliant Tender Offer. Has the meaning as provided in Section 10.4.
3.1.42 NYSE. The New York Stock Exchange.
~~3.1.18~~3.1.43 Organization and Offering Expenses. All expenses incurred by and to be paid from the ~~assets of the Corporation~~Assets in connection with ~~and in preparing a REIT for~~the formation of the Corporation and the qualification and registration ~~and subsequently~~of an offering of Shares, and ~~distributing it to the public~~the marketing and distribution of Shares, including, but not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriters~~’~~’ attorneys), expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositaries, experts, expenses of qualification of the sale of the ~~securities~~Shares under federal and state laws, including taxes and fees, accountants~~’~~’ and attorneys~~’~~’ fees.

3.1.44 Person. An individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act and a group to which an Excepted Holder Limit applies.
3.1.45 Preferred Shares. Has the meaning as provided in Section 7.1.
3.1.46 Prohibited Owner. Shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 7.7, would Beneficially Own or Constructively Own Shares in violation of Section 7.7.1(a), and, if appropriate in the context, shall also mean any Person who would have been the record owner of Shares that the Prohibited Owner would have so owned.
3.1.47 Property or Properties. As the context requires, any, or all, respectively, of the Real Property acquired by the Corporation, directly or indirectly through joint venture arrangements or other partnership or investment interests.
3.1.48 Real Property. Land, rights in land (including leasehold interests) and any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.
3.1.49 Restriction Termination Date. The first day on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of Shares set forth herein is no longer required in order for the Corporation to qualify as a REIT.
~~3.1.19~~3.1.50 Roll-up. A transaction involving the acquisition, merger, conversion, or consolidation either directly or indirectly of this Corporation and the issuance of securities of a ~~roll-up entity~~Roll-up Entity to the holders of Shares. Such term does not include:
(a) a transaction involving securities of this Corporation that have been for at least 12 months listed on a national securities exchange; or
(b) a transaction involving the conversion to trust or association form of only this Corporation if, as a consequence of the transaction there will be no significant adverse change in any of the following:
(1) Shareholders~~’~~’ voting rights;
(2) the term of existence of the Corporation;
(3) Sponsor (as defined below) or Advisor compensation;
(4) the Corporation~~’~~’s investment objectives.
~~3.1.20~~3.1.51 Roll-up Entity. A partnership, real estate investment trust, corporation, trust, or other entity that would be created or would survive after the successful completion of a proposed Roll-up transaction.
~~3.1.21~~3.1.52 Shareholders. The holders of ~~this Corporation’s~~the Shares.
~~3.1.22~~3.1.53 Shares. Shares of ~~Common Stock~~stock of ~~this~~the Corporation ~~as set forth under Section 7.1 below~~of any class or series, including Common Shares or Preferred Shares.
~~3 .1.23~~3.1.54 Sponsor. Any ~~person~~Person directly or indirectly instrumental in organizing, wholly or in part, this Corporation or any ~~person~~Person who will control, manage or participate in the management of this Corporation, and any Affiliate of such ~~person~~Person. Not included is any ~~person~~Person whose only relationship with this Corporation is as that of an independent property manager of the ~~Corporation’s assets~~Assets, and whose only compensation is as such. The term “Sponsor” does not include wholly independent third parties such as attorneys, accountants, and underwriters whose only compensation is for professional services. A ~~person~~Person may also be deemed a Sponsor of this Corporation by:
(a) taking the initiative, directly or indirectly, in founding or organizing the business or enterprise of this Corporation, either alone or in conjunction with one or more other ~~persons~~Persons;

(b) receiving a material participation in this Corporation in connection with the founding or organizing of the business of this Corporation, in consideration of services or property, or both services and property;
(c) having a substantial number of relationships and contacts with this Corporation;
(d) possessing significant rights to control the ~~assets owned by this Corporation~~Assets;
(e) receiving fees for providing services to this Corporation which are paid on a basis that is not customary in the industry; or
(f) providing goods or services to this Corporation on a basis which was not negotiated at arms length with this Corporation.
~~3.1.24~~3.1.55 Total Operating Expenses. Aggregate expenses of every character paid or incurred by this Corporation as determined under generally accepted accounting principles, including Advisors~~’~~’ fees, but excluding:
(a) the expenses of raising capital such as Organization and Offering Expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and tax incurred in connection with the issuance, distribution, transfer and registration, if any, of the Shares;
(b) interest payments;
(c) taxes;
(d) non-cash expenditures such as depreciation, amortization, and bad debt reserves;
(e) Incentive Fees paid in compliance with the NASAA REIT Guidelines;
(f) Acquisition Fees, Acquisition Expenses, real estate commissions on resale of ~~property~~Property and other expenses connected with the acquisition, disposition, and ownership of real estate interests, mortgage loans, or other ~~property~~Property, (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of ~~property~~Property).
3.1.56 Transfer. Any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership of Shares or the right to vote or receive dividends on Shares, or any agreement to take any such actions or cause any such events, including (i) the granting or exercise of any option (or any disposition of any option), (ii) any disposition of any securities or rights convertible into or exchangeable for Shares or any interest in Shares or any exercise of any such conversion or exchange right and (iii) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.
~~3.1.25~~3.1.57 Unimproved Real Property. The ~~real property~~Real Property of this Corporation which has the following three characteristics:
(a) an equity interest in ~~real property~~Real Property which was not acquired for the purpose of producing rental or other operating income;
(b) has no development or construction in process on such land; and
(c) no development or construction on such land is planned in good faith to commence on such land within one year. As of the formation of this Corporation, it is not expected that this Corporation will own Unimproved Real Property.
ARTICLE 4
PRINCIPAL OFFICE AND RESIDENT AGENT
The address of the principal office of the Corporation in the State of Maryland is c/o ~~Capitol Corporate Services, Inc., 3206 Tower Oaks Blvd., 4th Floor, Rockville, Maryland 20852.~~245 W Chase St., Baltimore MD 21201. The name of the resident agent of the Corporation in the State of Maryland is ~~Capitol Corporate~~

~~Services,~~Corp2000, Inc. and its address is ~~3206 Tower Oaks Blvd., 4th Floor, Rockville, Maryland 20852.~~245 W Chase St., Baltimore MD 21201. The resident agent is a Maryland corporation.
ARTICLE 5
PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS
OF THE CORPORATION AND OF THE ~~STOCKHOLDERS~~SHAREHOLDERS AND DIRECTORS
5.1 Number and Experience of Directors.
5.1.1 Number of Directors. The ~~number of Directors~~business and affairs of the Corporation shall be ~~fixed by, or in the manner provided in the Bylaws~~managed under the direction of the Board of Directors. The number of Directors of the Corporation~~, and~~ is currently seven (7), which number may be increased or decreased from time to time in such a manner as may be prescribed by the Bylaws, but in no event shall there be ~~less~~fewer than three (3) or ~~more than seven (7) Directors but shall never be less than~~ the minimum number required by the ~~Maryland General Corporation Law, or any successor statute (the “MGCL”). Except during a period of vacancy or vacancies on the Board of Directors, a~~MGCL. A majority of the Directors at all times shall be ~~persons~~individuals who are Independent Directors~~.~~ except for a period of up to 60 days after the death, removal or resignation of an Independent Director pending the election of such Independent Director’s successor. The names of the current Directors who shall serve until their successors are duly elected and qualify are:
Aaron S. Halfacre
Raymond E. Wirta
Adam Markman
Curtis B. McWilliams
Thomas H. Nolan, Jr.
Jeffrey Randolph
Joe F. Hanauer
5.1.2 Experience of Directors. A Director shall have had at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of ~~asset~~Asset being acquired by this Corporation. At least one of the Independent Directors shall have three years of relevant real estate experience.
5.1.3 Term. Except as may otherwise be provided in the terms of any Preferred Shares issued by the Corporation with respect to the termination after less than one year of the term of office of any Director elected by the holders of such Preferred Shares, each Director shall hold office for one year, until the next annual meeting of Shareholders and until his or her successor is duly elected and qualifies. Directors may be elected to an unlimited number of successive terms.
5.1.4 Committees. The Board of Directors may establish such committees as it deems appropriate, in its discretion, provided that the majority of the members of each committee are Independent Directors.
5.2 Vacancies of Independent Directors. Independent Directors shall nominate replacements for vacancies among the Independent Directors.
5.3 MGCL Election. The Corporation elects, at such time as it becomes eligible to make the election provided for under Section 3-802(a)(2) of the MGCL, to become subject to the provisions of Section 3-804(c) of the MGCL, which provides that, except as may be provided by the Board of Directors in setting the terms of any class or series of stock and subject to Section 5.2 above, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining Directors in office, even if the remaining Directors do not constitute a quorum, and any Director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.
5.4 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in ~~these Articles~~the Charter or the Bylaws.

5.5 Preemptive Rights and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 7.1.3 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.
5.6 Liability Limitation and Indemnification.
5.6.1 Limitation of Shareholder Liability. No Shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of his being a Shareholder, nor shall any Shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Assets or the affairs of the Corporation by reason of his being a Shareholder.
5.6.2 Limitation of Director and Officer Liability.
(a) Subject to any limitations set forth under Maryland law or in paragraph (b), no Director or officer of the Corporation shall be liable to the Corporation or its Shareholders for money damages. Neither the amendment nor repeal of this Section 5.6.2(a), nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Section 5.6.2(a), shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.
(b) Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide that a Director, the Advisor or any Affiliate of the Advisor (the “Indemnitee”) be held harmless for any loss or liability suffered by the Corporation, unless all of the following conditions are met:
(i) The Indemnitee has determined, in good faith that the course of conduct that caused the loss or liability was in the best interests of the Corporation.
(ii) The Indemnitee was acting on behalf of or performing services for the Corporation.
(iii) Such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is a Director (other than an Independent Director), the Advisor or an Affiliate of the Advisor or (B) gross negligence or willful misconduct, in the case that the Indemnitee is an Independent Director.
(iv) Such agreement to hold harmless is recoverable only out of Net Assets and not from the Shareholders.

5.6.3 Indemnification. ~~The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to~~
(a) Subject to any limitations set forth under Maryland law or in paragraph (b) or (c) below, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to~~,~~ ( ~~a~~i) any individual who is a present or former Director or officer of the Corporation ~~or (b~~and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a ~~Director~~director, officer, partner, member, manager or trustee of another corporation, ~~statutory~~ real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or ~~any~~ other enterprise ~~from and against any claim or liability to which such person may become subject or which such person may incur~~and who is made or threatened to be made a party to the proceeding by reason of his or her service in ~~any of the foregoing capacities. The Corporation shall have the power~~that capacity or (iii) the Advisor or any of its Affiliates acting as an agent of the Corporation. The rights to indemnification and advance of expenses provided to a Director or officer hereby shall vest immediately upon election of such Director or officer. The Corporation may, with the approval of the Board of Directors, ~~to~~ provide such indemnification and ~~advancement of~~advance for expenses to a ~~person~~Person who served a predecessor of the Corporation in any of the capacities described in (~~a~~i) or (~~b~~ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation. ~~Neither the amendment nor repeal of this Section 5.7, nor the adoption or amendment of any other provision of these Articles or the Bylaws inconsistent with this Section 5.7, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.~~ The Board may take such action as is necessary to carry out this Section 5.6.3(a). No amendment of the Charter or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.
(b) Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide for indemnification of an Indemnitee for any liability or loss suffered by such Indemnitee, unless all of the following conditions are met:
(i) The Indemnitee has determined, in good faith that the course of conduct that caused the loss or liability was in the best interests of the Corporation.
(ii) The Indemnitee was acting on behalf of or performing services for the Corporation.
(iii) Such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is a Director (other than an Independent Director), the Advisor or an Affiliate of the Advisor or (B) gross negligence or willful misconduct, in the case that the Indemnitee is an Independent Director.
(iv) Such indemnification or agreement to hold harmless is recoverable only out of Net Assets and not from the Shareholders.
(c) Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide indemnification to an Indemnitee for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the United States Securities and Exchange Commission and of the published position of any state securities regulatory authority in which Securities were offered or sold as to indemnification for violations of securities laws.

5.6.4 Payment of Expenses. The Corporation may pay or reimburse reasonable legal expenses and other costs incurred by an Indemnitee in advance of final disposition of a proceeding only if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Corporation, (b) the Indemnitee provides the Corporation with written affirmation of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Corporation as authorized by Section 5.6.3, (c) the legal proceeding was initiated by a third party who is not a Shareholder or, if by a Shareholder of the Corporation acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (d) the Indemnitee provides the Corporation with a written agreement to repay the amount paid or reimbursed by the Corporation, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.
5.6.5 Express Exculpatory Clauses in Instruments. Neither the Shareholders nor the Directors, officers, employees or agents of the Corporation shall be liable under any written instrument creating an obligation of the Corporation by reason of their being Shareholders, Directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Net Assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any Shareholder, Director, officer, employee or agent liable thereunder to any third party, nor shall the Directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.
5.7 Determinations by Board. The determination as to any of the following matters, made ~~in good faith~~ by or pursuant to the direction of the Board of Directors consistent with ~~these Articles~~the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of ~~shares of its stock:~~Shares: the amount of the Net Income ~~of the Corporation~~ for any period and the amount of ~~assets~~Assets at any time legally available for the payment of dividends, redemption of ~~its stock~~Shares or the payment of other ~~distributions on its stock~~Distributions on Shares; the amount of paid~~-~~-in surplus, ~~net assets~~Net Assets, other surplus, annual or other ~~net profit,~~ cash flow, funds from operations, net ~~assets~~profit, Net Assets in excess of capital, undivided profits or excess of profits over losses on sales of ~~assets~~Assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other ~~distributions~~Distributions, qualifications or terms or conditions of redemption of any shares of any class or series of ~~stock~~Shares) or of the ~~Corporation~~Bylaws; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any ~~asset~~Asset owned or held by the Corporation or ~~of any shares of stock of the Corporation~~any Shares; the number of ~~shares of stock~~Shares of any class ~~or series~~ of the Corporation; any matter relating to the acquisition, holding and disposition of any ~~assets by the Corporation~~Assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any Person; the application of any provision of the Charter in the case of any ambiguity, including, without limitation: (i) any provision of the definitions of any of the following: Affiliate, Independent Director and Sponsor, (ii) which amounts paid to the Advisor or its Affiliates are property-level expenses connected with the ownership of real estate interests, loans or other property, (iii) which expenses are excluded from the definition of Total Operating Expenses and (iv) whether expenses qualify as Organization and Offering Expenses; any conflict between the MGCL and the provisions set forth in the NASAA REIT Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, ~~these Articles or~~ the Charter or Bylaws or otherwise to be determined by the Board of Directors; provided, however, that any determination by the Board of Directors as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Director shall be liable for making or failing to make such a determination; and provided, further, that to the extent the Board determines that the MGCL conflicts with the provisions set forth in the NASAA REIT Guidelines, the NASAA REIT Guidelines control to the extent any provisions of the MGCL are not mandatory.
5.8 REIT Qualification. ~~If~~The Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a

REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in ~~ARTICLE 7~~Section 7.7 is no longer required for REIT qualification.
5.9 Removal of Directors. ~~Any~~Subject to the rights of holders of one or more classes or series of Preferred Shares to elect or remove one or more Directors, any Director, or the entire Board of Directors, may be removed from office at any time, but ~~only for cause and then~~ only by the affirmative vote of ~~holders of shares entitled to cast~~ at least ~~two-thirds~~a majority of the votes entitled to be cast generally in the election of Directors.
5.10 Duties of Directors.
5.10.1 ~~At or before the first meeting of the Board of Directors, these Articles shall be~~This Charter has been reviewed and ratified by a majority vote of the Directors and of the Independent Directors.
5.10.2 The Board of Directors shall establish written policies on investments and borrowing and shall monitor the administrative procedures, investment operations and performance of the Corporation and the Advisor to assure that such policies are carried out.
5.10.3 A majority of the Independent Directors must approve matters to which ~~Sections 5.2, 5.6, 5.11.1, 5.11.4, 6 .1 – 6. 4, 6.9, 6.11, 7.1.2, 7.12.7, 8.1 – 8.10, and 8.11.11, of these Articles apply.~~the following sections of the NASAA REIT Guidelines apply: II.A., II.C., II.F., II.G., IV.A., IV.B., IV.C., IV.D., IV.E., IV.F., IV.G., V.E., V.H., V.J., VI.A., VI.B.4, and VI.G.
5.10.4 Advisory Contract.
(a) It shall be the duty of the Directors to evaluate the performance of the Advisor before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting.
(b) Each contract for the services of an Advisor entered into by the Directors shall have a term of no more than one year, although there is no limit to the number of times that a particular Advisor may be retained.
(c) Each advisory contract shall be terminable by a majority of the Independent Directors, or the Advisor on 60 days’ written notice without cause and without penalty~~; provided, however, the Advisor shall be entitled to the value of its incentive fee based upon the appraised value of the Corporation’s property at the date of termination~~. In the event of the termination of such contract, the Advisor will cooperate with the Corporation and take all reasonable steps requested to assist the Directors in making an orderly transition of the advisory function.
(d) The Directors shall determine that the Advisor, including any successor Advisor, possesses sufficient qualifications to:
(1) perform the advisory function for the Corporation; and
(2) justify the compensation provided for in its contract with the Corporation.
(e) The Advisor or its Affiliates have made an Initial Investment of $200,000 in the Corporation. The Advisor or any such Affiliate may not sell the Initial Investment while the Advisor or its Affiliate remains a Sponsor but may transfer the Initial Investment to other Affiliates.
(f) The Board of Directors is responsible for setting the general policies of the Corporation and for the general supervision of its business conducted by officers, agents, employees, advisors or independent contractors of the Corporation. However, the Board is not required personally to conduct the business of the Corporation, and it may (but need not) appoint, employ or contract with any Person (including a Person Affiliated with any Director) as an Advisor and may grant or delegate such authority to the Advisor as the Board of Directors may, in its sole discretion, deem necessary or desirable. The Board of Directors may exercise broad discretion in allowing the Advisor to administer and regulate the operations of the Corporation, to act as agent for the Corporation, to execute documents on behalf of the Corporation and to make executive decisions that conform to general policies and principles established by the Board of Directors.

5.11 Fiduciary Duty of Directors. The Directors and any Advisor of the Corporation shall be deemed to be in a fiduciary relationship to the Corporation and to the Shareholders. Additionally, the Directors shall have a fiduciary duty to the Shareholders to supervise the relationship of the Corporation with the Advisor.
5.12 ~~Election of Directors; Quorum. A majority of Shareholders in person or by proxy at an annual meeting at which a quorum is present, may, without the necessity for concurrence by the Directors, vote to elect the Directors. Except as otherwise provided in these Articles, the holders of majority of the voting shares, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of business.~~Extraordinary Actions. Notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of the holders of Shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of Shares entitled to cast a majority of all the votes entitled to be cast on the matter.
ARTICLE 6
FEES, COMPENSATION AND EXPENSES
6.1 Reasonable Expenses. The Independent Directors shall determine, from time to time but no less often than annually, ~~that~~whether the total fees and expenses of this Corporation are reasonable in light of the investment performance of this Corporation, its Net Assets, its Net Income, and the fees and expenses of other comparable unaffiliated REITs. Each such determination shall be reflected in the minutes of the meetings of the Board of Directors.
6.2 Organization and Offering Expenses. The Organization and Offering Expenses paid in connection with this Corporation~~’~~’s formation or the syndication of its Shares shall be reasonable and shall in no event exceed an amount equal to 3.0% of the proceeds raised in an offering.
6.3 Acquisition Fees and Acquisition Expenses.
6.3.1 The total of all Acquisition Fees and Acquisition Expenses shall be reasonable, and shall not exceed an amount equal to 3.0% of the Contract Price of a ~~property~~Property; however, in no event will such total, when combined with all other broker fees related to such acquisition, exceed 6.0% of the Contract Price of such ~~property~~Property or, in the case of a mortgage, 6.0% of the funds advanced.
6.3.2 Notwithstanding the cap on Acquisition Fees and Acquisition Expenses in the immediately preceding provision, a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Corporation.
6.4 Total Operating Expenses.
6.4.1 The Total Operating Expenses of this Corporation shall (in the absence of a satisfactory showing to the contrary) be deemed to be excessive if they exceed in any fiscal year the greater of 2.0% of its average invested ~~assets~~Assets or 25% of its Net Income for such year. The Independent Directors shall have the fiduciary responsibility of limiting such expenses to amounts that do not exceed such limitations unless such Independent Directors shall have made a finding that, based on such unusual and non-recurring factors which they deem sufficient, a higher level of expenses is justified for such year. Any such finding and the reasons in support thereof shall be reflected in the minutes of the meeting of the Board of Directors.
6.4.2 Within 60 days after the end of any fiscal quarter of this Corporation for which Total Operating Expenses (for the 12 months then ended) exceeded 2.0% of average invested Assets or 25% of Net Income, whichever is greater, there shall be sent to the Shareholders a written disclosure of such fact, together with an explanation of the factors the Independent Directors considered in arriving at the conclusion that such higher operating expenses were justified.
6.4.3 In the event the Independent Directors do not determine such excess expenses are justified, the Directors shall cause the Advisor to reimburse this Corporation at the end of the 12 month period the amount by which the aggregate annual expenses paid or incurred by the Corporation exceed the limitations herein provided.

6.5 Asset Management Fee. The Corporation will pay its Advisor 0.1% of the total investment value of the ~~Corporation’s assets~~Assets monthly. For purposes of this Section 6.5, “total investment value” means, for any period, the total of the aggregate book value of all of the ~~Corporation’s assets~~Assets invested, directly or indirectly, in ~~properties~~Properties, before reserves for depreciation or bad debts or other similar non-cash reserves.
6.6 Financing Coordination Fee. Other than with respect to any mortgage or other financing related to a ~~property~~Property concurrent with its acquisition, if an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the services in connection with the post-acquisition financing or refinancing of any debt that the Corporation obtains relative to a ~~property~~Property or the Corporation, then that ~~person~~Person may receive a financing coordination fee equal to 1.0% of the amount of such financing.
6.7 Property Management Fee. If an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the property management services for the Corporation’s ~~properties~~Properties, then that ~~person~~Person may receive a property management fee equal to 1.5% of gross revenues from the ~~properties~~Properties managed. The Corporation also may reimburse such ~~person~~Person for property-level expenses that it pays or incurs on the Corporation’s behalf, including salaries, bonuses and benefits of ~~persons~~Persons employed by such ~~person~~Person, except for the salaries, bonuses and benefits of ~~persons~~Persons who also serve as one of the Corporation’s executive officers or as an executive officer of such ~~person~~Person. Such ~~person~~Person may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.
6.8 Leasing Commissions. If a ~~property~~Property or ~~properties~~Properties of the Corporation becomes unleased and an Advisor, Director, Sponsor, or any Affiliate provides a substantial amount of the services in connection with the leasing of such ~~property~~Property or ~~properties~~Properties to unaffiliated third parties, then that ~~person~~Person may receive a leasing commission equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i)if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including the expiration of any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission. To the extent that any unaffiliated real estate broker assists in such leasing services, any compensation paid by the Corporation to an Advisor, Director, Sponsor, or any Affiliate pursuant to this Section 6.8 will be reduced by the amount paid to such unaffiliated real estate broker.
6.9 Real Estate Commissions on Resale of Property. ~~If an Advisor, Director, Sponsor, or any Affiliate~~The Corporation may pay the Advisor a real estate commission upon the sale of one or more Properties, in an amount equal to the lesser of (a) one-half of the Competitive Real Estate Commission or (b) three percent of the sales price of such Property or Properties. Payment of such fee may be made only if the Advisor provides a substantial amount of ~~the~~ services in connection with the ~~effort to sell a property, then that person may receive up to an amount equal to 3.0% of the contracted-for sales price.~~sale of a Property or Properties, as determined by a majority of the Independent Directors. In addition, the amount paid when added to ~~the sums~~all other real estate commissions paid to unaffiliated parties in connection with such ~~a capacity~~sale shall not exceed the lesser of the Competitive Real Estate Commission or an amount equal to ~~6.0%~~six percent of the ~~contracted-for~~ sales price of such Property or Properties.
6.10 Incentive Fees. The Corporation~~shall~~may pay ~~to the Advisor or one of its Affiliates a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the preferred return is achieved and is equal to the sum of:~~
~~6.10.1 40% of the product of (a) the difference of (x) the preliminary net asset value per share minus (y) the highest prior net asset value per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus~~
~~6.10.2 40% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly basis.6.10.3~~the Advisor an interest in the gain from the Sale of Assets, for which full consideration is not paid in cash or property of equivalent value, provided the amount or percentage of such interest is reasonable. Such an interest in gain from the Sale of Assets shall be considered presumptively reasonable if it does not exceed 15% of the balance of such net proceeds remaining after payment to holders of Common Shares, in the aggregate, of an amount equal to 100% of the Invested Capital, plus an amount equal to six percent of the Invested Capital per annum cumulative. In the case of multiple Advisors, Advisors, and any Affiliate shall be allowed ~~Incentive Fees~~incentive fees provided such fees are distributed by a proportional method reasonably designed to reflect the value added to the ~~Corporation assets~~Assets by each respective Advisor or any Affiliate.
6.11 Advisor Compensation.~~6.11. 1~~ The Independent Directors shall determine from time to time and no less often than annually that the compensation which the Corporation contracts to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the NASAA REIT Guidelines. The Independent Directors shall also supervise the performance of the Advisor and the compensation paid to it by the Corporation to determine that the provisions of such contract are being carried out. Each such determination shall be based on the factors set forth below and all other factors such Independent Directors may deem relevant and the findings of such Directors on each of such factors shall be recorded in the minutes of the Board of Directors.
(a) The size of the advisory fee in relation to the size, composition, and profitability of the Corporation.
(b) The success of the Advisor in generating opportunities that meet the investment objectives of the Corporation.
(c) The rates charged to other REITs and to investors other than REITs by advisors performing similar services.
(d) Additional revenues realized by the Advisor and any Affiliate through their relationship with the Corporation, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by the Corporation or by others with whom the Corporation does business.
(e) The quality and extent of service and advice furnished by the Advisor.
(f) The performance of the ~~Corporation’s property~~Assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations.
(g) The quality of the ~~Corporation’s property~~Assets in relationship to the investments generated by the Advisor for its own account.
6.12 Reimbursement Limitation. The Corporation shall not reimburse the Advisor or its Affiliates for services for which the Advisor or its Affiliates are entitled to compensation in the form of a separate fee.
ARTICLE 7
STOCK
7.1 Authorized Shares. The Corporation has authority to issue ~~250,000,000~~450,000,000 shares of stock, consisting of ~~200,000,000~~400,000,000 shares of common stock, $0.001 par value per share (“Common ~~Stock~~Shares”), 300,000,000 of which are classified as Class C Common Shares (“Class C Common Shares”) and 100,000,000 of which are classified as Class S Common Shares (“Class S Common Shares”), and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred ~~Stock~~Shares”). The aggregate par value of all authorized shares of stock having par value is $~~250,000.00.~~450,000.00. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Sections 7.1.1, 7.1.2 or 7.1.3, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by the

Shareholders of the Corporation, may amend ~~these Articles~~the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue. Upon payment of consideration for and issuance of any shares of stock, such shares shall be non-assessable.
7.1.1 Common ~~Stock. Each Share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued Shares of Common Stock from time to time into one or more classes or series of stock~~Shares.
(a) General. The Common Shares shall be subject to the express terms of any series of Preferred Shares. The Board of Directors may classify or reclassify any unissued Common Shares from time to time into one or more classes or series of stock; provided, however, that the voting rights per Share (other than any publicly held Share) sold in a private offering shall not exceed the voting rights which bear the same relationship to the voting rights of a publicly held Share as the consideration paid to the Corporation for each privately offered Share bears to the book value of each outstanding publicly held Share. Upon the listing of a class of Common Shares for trading on a national securities exchange, each Share of any class of Common Shares that is not so listed shall automatically and without any action on the part of the holder thereof convert into a number of Shares of the listed class of Common Shares equal to a fraction, the numerator of which is the net asset value of the Corporation allocable to each Share of the applicable non-listed class of Common Shares and the denominator of which is the net asset value of the Corporation allocable to each Share of the listed class of Common Shares.
(b) Voting Rights. Each Common Share shall entitle the holder thereof to one vote per share on all matters upon which Shareholders are entitled to vote pursuant to Section 10.2. Except as may be provided otherwise in the Charter, and subject to the express terms of any class or series of shares of Preferred Shares, each holder of a Class S Common Share shall vote together with the holders of all Class C Common Shares.
(i) The holders of Class C Common Shares shall have exclusive voting rights on any amendment to the Charter that would alter only the contract rights of the Class C Common Shares and no holders of any other class or series of shares of stock of the Corporation shall be entitled to vote thereon. The holders of Class C Common Shares shall have no right to vote on any amendment to the Charter (including the terms of the Class S Common Shares) that would alter only the contract rights of the Class S Common Shares.
(ii) The holders of Class S Common Shares shall have exclusive voting rights on any amendment to the Charter that would alter only the contract rights of the Class S Common Shares and no holders of any other class or series of shares of stock of the Corporation shall be entitled to vote thereon . The holders of Class S Common Shares shall have no right to vote on any amendment to the Charter (including the terms of the Class C Common Shares) that would alter only the contract rights of the Class C Common Shares.
(c) Distributions. Subject to Section 7.12, holders of the then outstanding Common Shares shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment thereof, dividends and other Distributions. Dividends and other Distributions shall be made with respect to the Class C Common Shares and Class S Common Shares at the same time.
(i) The dividends and other Distributions with respect to Class C Common Shares may vary from dividends and other distributions with respect to each other class of stock of the Corporation to reflect, among other things, differences among the net asset values per share of each such class or series and to such extent and for such purposes as the Board of Directors may deem appropriate. The dividends and other Distributions with respect to Class C Common Shares may vary among the holders of Class C Common Shares to account for differences in the fees and expenses that may be payable to selling agents with respect to such Class C Common Shares.
(ii) The dividends and other Distributions with respect to Class S Common Shares may vary from dividends and other distributions with respect to each other class of stock of the Corporation to reflect, among other things, differences among the net asset values per share of each such class or series and to such extent and for such purposes as the Board of Directors may deem appropriate. The dividends and other Distributions with respect to Class S Common Shares may vary among the holders of Class S Common Shares to account for differences in the fees and expenses that may be payable to selling agents with respect to such Class S Common Shares.
7.1.2 Preferred ~~Stock~~Shares. The Board of Directors may approve the issuance of Preferred ~~Stock~~Shares and classify any unissued shares of Preferred ~~Stock~~Shares and reclassify any previously classified but unissued shares of Preferred ~~Stock~~Shares of any series from time to time, into one or more classes or series of stock. The designation of the rights and preference of Preferred ~~Stock~~Shares, and the issuance of Preferred ~~Stock~~Shares, must be approved by a majority of the Corporation’s Independent Directors who do not have an interest in the transaction must approve any issuance of Preferred ~~Stock~~Shares. The Independent Directors are authorized to consult with counsel for the Corporation or independent counsel at the expense of the Corporation before deciding whether to approve the issuance of Preferred ~~Stock~~Shares.
7.1.3 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series of stock, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of this ARTICLE 7 and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other ~~distributions~~Distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 7.1.3 may be made dependent upon facts or events ascertainable outside ~~these Articles~~the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other charter document.
7.2 Issuance of Shares Without Certificates. Unless otherwise provided by the Board of Directors, the Corporation shall not issue stock certificates. The Corporation shall continue to treat the holder of uncertificated capital stock registered on its stock ledger as the owner of the shares noted therein until the new owner delivers a properly executed form provided by the Corporation for that purpose. With respect to any shares of capital stock that are issued without certificates, information regarding restrictions on the transferability of such shares that would otherwise be required by the MGCL to appear on the stock certificates will instead be furnished to Shareholders upon request and without charge.
7.3 ~~Articles~~Charter and Bylaws. The rights of all Shareholders and the terms of all shares of capital stock of the Corporation are subject to the provisions of ~~these Articles~~the Charter and the Bylaws.
7.4 Tax on Disqualified Organizations. To the extent that the Corporation incurs any tax pursuant to Section 860E(e)(6) of the Code as the result of any “excess inclusion” income (within the meaning of Section 860E of the Code) of the Corporation allocable to a “disqualified organization” (as defined in Section 860E(e)(5) of the Code) that holds Common ~~Stock~~Shares or Preferred ~~Stock~~Shares in record name, the Corporation shall reduce the ~~distributions~~Distributions payable to any such “disqualified organization” in the manner described in Treasury Regulations Section 1.860E-2(b)(4), by reducing from one or more ~~distributions~~Distributions to be paid to such Shareholder an amount equal to the tax incurred by the Corporation pursuant to Section 860E(e)(6) as a result of such Shareholder’s stock ownership.
7.5 Dividend Reinvestment Plans. The Board of Directors may establish, from time to time, a dividend reinvestment plan or plans. Under any dividend reinvestment plan, (a) all material information regarding dividends to the Shareholders and the effect of reinvesting such dividends, including the tax consequences thereof, shall be provided to the Shareholders not less often than annually, and (b) each Shareholder participating in such plan shall have a reasonable opportunity to withdraw from the plan not less often than annually after receipt of the information required in clause (a) above.

7.6 Share Repurchase Plans. The Board of Directors may establish, from time to time, a share repurchase plan or plans if it does not impair the capital or operations of the Corporation; however, the Corporation is not obligated to repurchase shares. The Sponsor, Advisor, Directors or their Affiliates are prohibited from receiving a fee on the repurchase of the shares by the Corporation.
7.7 Restrictions on Ownership~~,~~ and Transfer~~, Acquisition and Redemption~~ of Shares.
7.7.1 ~~Definitions. For purposes of Sections 7.7 and 7.8, the following terms shall have the following meanings:~~ Ownership Limitations. Prior to the Restriction Termination Date, but subject to Section 5.8:
~~“Acquire” shall mean the acquisition of Beneficial or Constructive Ownership of Common Shares by any means, including, without limitation, the exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire shares, but shall not include the acquisition of any such rights unless, as a result, the acquiror would be considered a Beneficial Owner or Constructive Owner. The terms “Acquires” and “Acquisition” shall have correlative meanings.~~
~~“Beneficial Ownership” shall mean ownership of Common Shares by an individual who would be treated as an owner of such shares under Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544, as modified by Section 856(h)(1)(B). For purposes of this definition, the term “individuals also shall include any organization, trust or other entity that is treated as an individual for purposes of Section 542(a)(2) of the Code. The terms “Beneficial Owner,” “Beneficially Own,” “Beneficially Owns” and “Beneficially Owned” shall have correlative meanings.~~
~~“Beneficiary” shall mean a beneficiary of the Excess Shares Trust as determined pursuant to Section 7.8.1.~~
~~“Board of Directors” shall mean the Board of Directors of the Corporation.~~
~~“Bylaws” shall mean the Bylaws of the Corporation, as the same are in effect from time to time.~~
~~“Closing Price” on any day shall mean the last sale price, or if no such sale takes place on that day, or, if there is such closing prices otherwise are not available, the fair market value of the affected class or series of Common Shares as of such day, as determined by the Board of Directors in its discretion.~~
~~“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.~~
~~“Common Shares” shall mean the Shares of the Corporation’s Common Stock.~~
~~“Common Shares Ownership Limit” shall mean, subject to the exceptions set forth in subsection 7.7.9, 8.0 percent of the outstanding Common Shares of the Corporation, or, from and after the date hereof, such greater percentage of the outstanding Common Shares of the Corporation as the Board of Directors may establish pursuant to the authority expressly vested in the Board of Directors in subsection 7.7.11 (but in no event to more than 9.9 percent of the outstanding Common Shares of the Corporation, as so adjusted), subject to the limitations contained in subsection 7.7.11.~~
~~“Constructive Ownership” shall mean ownership of Common Shares by a Person who would be treated as an owner of such shares, either actually or constructively, directly or indirectly, though the application of Section 318 of the Code, as modified by Section 856(d)(5) thereof . The terms “Constructive Owner,” “Constructively Own,” “Constructively Owns” and “Constructively Owned” shall have correlative meanings.~~
~~“Excess Shares Trust” shall mean the trust created pursuant to Section 7.8~~
~~“Excess Shares Trustee” shall mean the Corporation as Trustee for the Excess Shares Trust, and any successor trustee appointed by the Corporation.~~
~~“Market Price” on any day shall mean the average of the Closing Prices for the ten (10) consecutive Trading Days immediately preceding such day (or those days during such 10 day period for which Closing Prices are available).~~
~~“Ownership Limit” shall mean the Common Shares Ownership Limit.~~

~~“Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of l934, as amended; but does not include an underwriter which participated in a public offering of Common Shares for a period of sixty (60) days following the purchase by such underwriter of such Common Shares therein, provided that the foregoing exclusion shall apply only if the ownership of such Common Shares by an underwriter or underwriters participating in a public offering would not cause the Corporation to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause the Corporation to fail to qualify as a REIT.~~
~~“Purported Beneficial Holder” shall mean, with respect to any event or transaction other than a purported Transfer or Acquisition which results in Excess Shares, the Person for whom the applicable Purported Record Holder held the Common Shares that were, pursuant to Section 7.7.3, automatically exchanged for Excess Shares upon the occurrence of such event or transaction. The Purported Beneficial Holder and the Purported Record Holder may be the same Person.~~
~~“Purported Beneficial Transferee” shall mean, with respect to any purported Transfer or Acquisition which results in Excess Shares, the purported beneficial transferee for whom the Purported Record Transferee would have acquired Common Shares if such Transfer or Acquisition had been valid under subsection 7.7.2(b). The Purported Beneficial Transferee and the Purported Record Transferee may be the same Person.~~
~~“Purported Record Holder” shall mean, with respect to any event or transaction other than a purported Transfer or Acquisition which results in Excess Shares the record holder of the Common Shares that were, pursuant to subsection 7.7.3, automatically exchanged for Excess Shares upon the occurrence of such an event or transaction. The Purported Record Holder and the Purported Beneficial Holder can be the same Person.~~
~~“Purported Record Transferee” shall mean, with respect to any purported Transfer or Acquisition which results in Excess Shares, the record holder of the Common Shares if such Transfer had been valid under subsection 7.7.2. The Purported Record Transferee and the Purported Beneficial Transferee may be the same Person.~~
~~“REIT” shall mean a real estate investment trust under Sections 856 through 860 of the Code.~~
~~“Restriction Termination Date” shall mean the first day after the date hereof on which the Board of Directors and the Shareholders of the Corporation determine that it is no longer in the best interests of the Corporation to attempt, or continue, to qualify as a REIT.~~
~~“Trading Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the state of California are authorized or obligated by law or executive order to close.~~
~~“Transfer” shall mean any sale, transfer, gift, hypothecation, assignment, devise or other disposition of a direct or indirect interest in Common Shares or the right to vote or receive dividends on Common Shares (including (i) the granting of any option (including any option to acquire an option or any series of such options) or entering into any agreement for the sale, transfer or other disposition of Common Shares or the right to vote or receive dividends on Common Shares or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Common Shares, whether voluntary or involuntary, of record, constructively or beneficially, and whether by operation of law or otherwise). The terms “Transfers,” “Transferred” and “Transferable” shall have correlative meanings.~~
~~7.7.2 Ownership and Transfer Limitations.~~
~~(a) Notwithstanding any other provision of these Articles, except as provided in subsection 7.7.9 and Section 7.8, from and after the date hereof and prior to the Restriction Termination Date, no Person shall Beneficially or Constructively Own Common Shares in excess of the Common Shares Ownership Limit.~~
~~(b) Notwithstanding any other provision of these Articles, except as provided in subsection 7.7.9 and 7.8, from and after the date hereof and prior to the Restriction Termination Date, any Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership of Common Shares or other event or transaction that, if effective, would~~

~~result in any Person Beneficially or Constructively Owning Common Shares in excess of the applicable Ownership Limit shall be void ab initio as to the Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership or other event or transaction with respect to that number of Common Shares which would otherwise be Beneficially or Constructively Owned by such Person in excess of the applicable Ownership Limit, and none of the Purported Beneficial Transferee, the Purported Record Transferee the Purported Beneficial Holder or the Purported Record Holder, as applicable, shall acquire any rights in that number of Common Shares.~~
~~(c) Notwithstanding any other provision of these Articles, except as provided in subsection 7.7.9 and Section 7. 8, from and after the date hereof and prior to the Restriction Termination Date, any Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership (including actual ownership) of Common Shares or other event or transaction that, if effective, would result in the Common Shares being actually owned by fewer than one hundred (100) Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership (including actual ownership) or other event or transaction with respect to that number of Common Shares which otherwise would be owned by the transferee, and the intended transferee or subsequent owner (including a Beneficial or Constructive Owner) shall acquire no rights in that number of Common Shares.~~
~~(d) Notwithstanding any other provision of these Articles, except as provided in Section 7.8, from and after the date hereof and prior to the Restriction Termination Date, any Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership of Common Shares or other event or transaction that, if effective, would cause the Corporation to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(h) of the Code or otherwise, directly or indirectly, would cause the Corporation to fail to qualify as a REIT shall be void ab initio as to the Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership or other event or transaction with respect to that number of Common Shares which would cause the Corporation to be “closely held” within the meaning of Section 856(h) of the Code or otherwise, directly or indirectly, would cause the Corporation to fail to qualify as a REIT, and none of the Purported Beneficial Transferee, the Purported Record Transferee, the Purported Beneficial Holder or the Purported Record Holder shall acquire any rights in that number of Common Shares.~~
~~(e) Notwithstanding any other provision of these Articles, except as provided in Section 7.8, from and after the date hereof and prior to the Restriction Termination Date, any Transfer, Acquisition, change in capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership of Common Shares or other event or transaction that, if effective, would (i) cause the Corporation to own (directly or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code and (ii) cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, shall be void ab initio as to the Transfer, Acquisition, change in capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership or other event or transaction with respect to that number of Common Shares which would cause the Corporation to own an interest (directly or Constructively) in a tenant that is described in Section 856(d)(2)(B) of the Code, and none of the Purported Beneficial Transferee, the Purported Record Transferee, the Purported Beneficial Holder or the Purported Record Holder shall acquire any rights in that number of Common Shares.~~
~~7.7.3 Exchange for Excess~~
(a) Basic Restrictions.
(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).
(iii) Any Transfer of Shares that, if effective, would result in Shares being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.
(~~a) If, notwithstanding the other provisions contained in this ARTICLE 7, at any time from and after the date hereof and prior to the Restriction Termination Date, there is a purported Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in the Beneficial or Constructive Ownership of Common Shares or other event or transaction such that any Person would Beneficially or Constructively Own Common Shares in excess of the applicable Ownership Limit, then, except as otherwise provided in subsection 7.7.9, such number of Common Shares (rounded up to the next whole number of shares) in excess of the applicable Ownership Limit, automatically shall be exchanged for an equal number of excess shares (“Excess Shares”) having terms, rights, restrictions and qualifications identical thereto, except to the extent that this ARTICLE 7 requires different terms. Such exchange shall be effective as of the close of business on the business day next preceding the date of the purported Transfer, Acquisition, change in capital structure, or other purported change in Beneficial or Constructive Ownership of Common Shares or other event or transaction.~~b) Transfer in Trust. If any Transfer of Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Shares in violation of Section 7.7.1(a)(i) or (ii),
~~(b) If, notwithstanding the other provisions contained in this ARTICLE 7, at any time from and after the date hereof and prior to the Restriction Termination Date, there is a purported Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in Beneficial or Constructive Ownership of Common Shares or other event or transaction which, if effective, would result in a violation of any of the restrictions described in subsection 7.7. 2 or, directly or indirectly, would for any reason cause the Corporation to fail to qualify as a REIT, then the number of Common Shares (rounded up to the next whole number of shares) being Transferred or Acquired or which are otherwise affected by the change in capital structure or other purported change in Beneficial or Constructive Ownership or other event or transaction and which would result in a violation of any of the restrictions described in subsection 7.7.2 or, directly or indirectly, would for any reason cause the Corporation to fail to qualify as a REIT, automatically shall be exchanged for an equal number of Excess Shares having terms, rights, restrictions and qualifications identical thereto, except to the extent that this ARTICLE 7 requires different terms. Such exchange shall be effective as of the close of business on the business day prior to the date of the purported Transfer, Acquisition, change in capital structure, or other purported change in Beneficial or Constructive Ownership or other event or transaction.~~
~~(c) The Board of Directors recognizes that subsections 7. 7.3 may become operative because of the purported ownership of Common Shares by two or more (i) partners of a partnership, (ii) shareholders of a corporation, or (iii) members of any other Person. In such event, the Board of Directors shall have the authority in its sole, complete and absolute discretion to determine the number of Common Shares and the identity of the Common Shares of each partner, shareholder or member that automatically shall be exchanged for an equal number of Excess Shares.~~
(i) then that number of Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.7.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically Transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 7.7.10, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Shares; or
(ii) if the Transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.7.1(a)(i) or (ii), then the Transfer of that number of Shares that otherwise would cause any Person to violate Section 7.7.1(a)(i) or (ii) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.
To the extent that, upon a transfer of Shares pursuant to this Section 7.7.1(b), a violation of any provision of this Section 7.7 would nonetheless be continuing (for example where the ownership of Shares by a single Charitable Trust would violate the 100 stockholder requirement applicable to REITs), then Shares shall be transferred to that number of Charitable Trusts, each having a distinct Charitable Trustee and a Charitable Beneficiary or Beneficiaries that are distinct from those of each other Charitable Trust, such that there is no violation of any provision of this Section 7.7.
~~7 .7.4~~7.7.2 Remedies ~~For~~for Breach. If the Board of Directors or its designee shall at any time determine ~~in good faith~~ that a Transfer~~, Acquisition, or change in the capital structure of the Corporation or other purported change in Beneficial or Constructive Ownership~~ or other event ~~or transaction~~ has taken place that results in a violation of ~~subsection 7.7.2~~Section 7.7.1 or that a Person intends to ~~Acquire~~acquire or has attempted to ~~Acquire~~acquire Beneficial Ownership or Constructive Ownership of any ~~Common~~ Shares in violation of ~~subsection 7.7.2,~~Section 7.7.1 (whether or not such violation is intended), the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer~~, Acquisition, or change in the capital structure of the Corporation, or other attempt to Acquire Beneficial or Constructive Ownership of any Common Shares or other event or transaction~~ or other event, including, ~~but not limited to~~without limitation, causing the Corporation to redeem Shares, refusing to give effect ~~thereto~~to such Transfer on the books of the Corporation or instituting ~~injunctive~~ proceedings ~~with respect thereto~~to enjoin such Transfer or other event; provided, however, that any ~~Transfer, Acquisition, change in the capital structure of the Corporation, attempted Transfer, or other attempt to Acquire Beneficial or Constructive Ownership of any Common Shares or event or transaction in violation of subsection 7.7.2 (as applicable~~Transfers or attempted Transfers or other events in violation of Section 7.7.1 shall automatically result in the Transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio ~~and, where applicable, automatically shall result in the exchange described in subsection 7.7.3,~~as provided above irrespective of any action (or ~~inaction~~non-action) by the Board of Directors or its designee.
~~7.7.5~~7.7 .3 Notice of Restricted Transfer. Any Person who ~~Acquires~~acquires or attempts or intends to ~~Acquire~~acquire Beneficial Ownership or Constructive Ownership of ~~Common Shares in violation of subsection 7.7.2 and any Person who Beneficially or Constructively Owns Excess Shares as a transferee of Common Shares resulting in an exchange for Excess Shares, pursuant to subsection 7.7.3, or otherwise,~~Shares that will or may violate Section 7.7.1(a), or any Person who would have owned Shares that resulted in a Transfer to the Charitable Trust pursuant to the provisions of Section 7.7.1(b), shall immediately ~~shall~~ give written notice to the Corporation of such event, or~~,~~ in the ~~event~~case of such a proposed or attempted ~~Transfer or Acquisition or purported change in Beneficial or Constructive Ownership, shall~~transaction, give at least ~~fifteen (~~15~~)~~ days prior written notice ~~to the Corporation, of such event~~, and shall ~~promptly~~ provide to the Corporation such other information as the Corporation~~, in its sole discretion,~~ may request in order to determine the effect, if any, of such Transfer~~, attempted Transfer, Acquisition, attempted Acquisition or other purported change in Beneficial or Constructive Ownership~~ on the Corporation’s status as a REIT.
~~7.7.6~~7.7.4 Owners Required To Provide Information. ~~From and after the date hereof and prior~~ Prior to the Restriction Termination Date:
(a) ~~Every Beneficial or Constructive Owner~~ every owner of more than ~~5~~five percent~~,~~ (or such lower percentage ~~or percentages as determined pursuant to regulations under~~as required by the Code or ~~as may be requested by the Board of Directors in its sole discretion,~~the Treasury Regulations promulgated thereunder) of the outstanding ~~shares of the Common Shares of the Corporation annually~~

~~shall, no later than January 31 of each calendar~~Shares, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating ~~(i)~~ the name and address of such ~~Beneficial or Constructive Owner; (ii)~~owner, the number of ~~shares of the Common~~ Shares Beneficially ~~or Constructively~~ Owned~~;~~ and ~~(iii)~~ a description of ~~how~~the manner in which such ~~shares~~Shares are held. Each such ~~Beneficial or Constructive Owner promptly~~owner shall provide to the Corporation such additional information as the Corporation~~, in its sole discretion,~~ may request in order to determine the effect, if any, of such Beneficial or ~~Constructive~~ Ownership on the Corporation’s status as a REIT and to ensure compliance with the ~~applicable~~Aggregate Share Ownership Limit, the Common Share Ownership Limit and the other restrictions set forth herein~~.~~; and
(b) ~~Each~~each Person who is a Beneficial or Constructive Owner of ~~Common~~ Shares ~~end~~and each Person (including the Shareholder of record) who is holding ~~Common~~ Shares for a Beneficial or Constructive Owner ~~promptly~~ shall provide to the Corporation such information as the Corporation~~, in its sole discretion,~~ may request, in order to determine the Corporation’s status as a REIT~~,~~ and to comply with ~~the~~ requirements of any taxing authority or ~~other~~ governmental ~~agency,~~authority or to determine ~~any~~ such compliance ~~or to ensure compliance with the Ownership Limit and other restrictions set forth herein~~.
~~7.7.7~~ 7.7.5 Remedies Not Limited. ~~Nothing~~Subject to Section 5.8, nothing contained in this ~~ARTICLE 7 hereof shall limit the scope or application of the provisions of this Section 7.7, the ability of the Corporation to implement or enforce compliance with the terms thereof or~~Section 7.7 shall limit the authority of the Board of Directors to take ~~any~~ such other action ~~or actions~~ as it ~~may deem~~deems necessary or advisable to protect the Corporation and the interests of its Shareholders ~~by preservation of~~in preserving the Corporation’s status as a REIT ~~and to ensure compliance with the Ownership Limit and other restrictions set forth herein, including, without limitation, refusal to give effect to a transaction on the books of the Corporation~~.
~~7.7.8~~7.7.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section ~~7.7, including~~7.7 or any definition contained in ~~subsection 7.7.1 hereof,~~Article 3, the Board of Directors ~~shall have the power and authority, in its sole discretion, to~~may determine the application of the provisions of this Section 7.7 with respect to any situation~~,~~ based on the facts known to it. In the event Section 7.7 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors may determine the action to be taken so long as such action is not contrary to the provisions of Article 3 or Section 7.7. Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.7.2) acquired Beneficial Ownership or Constructive Ownership of Shares in violation of Section 7.7.1, such remedies (as applicable) shall apply first to the Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such Shares based upon the relative number of the Shares held by each such Person.
~~7.7.9 Exceptions. It is expected that as the Corporation begins accepting Shareholders there will be a start up period during which the various Ownership Limits will be exceeded and minimum Shareholder thresholds will not yet be attained. Until such time as the Corporation meets the requirements of the Internal Revenue Service for the qualification of the Corporation as a REIT, such requirements will be waived. Additionally, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel, or other evidence satisfactory to the Board of Directors, in its sole discretion, in each case to the effect that the restrictions contained in subsections 7.7.2(a), 7.7.2(b), 7.7 .2(c) and 7.7.2(d) will not be violated, may waive or change, in whole or in part, the application of the Ownership Limit with respect to any Person that is not an individual, as such term is defined in Section 542(a)(2) of the Code. In connection with any such waiver or change, the Board of Directors may require such representations and undertakings from such Person or Affiliates and may impose such other conditions, as the Board deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of the proposed transaction or ownership of Common Shares on the Corporation’s status as a REIT.~~
~~7.7.10 Increase in Common Shares Ownership Limit. Subject to the limitations contained in subsection 7.7.11, the Board of Directors is hereby expressly vested with the full power and authority from time to time to increase the Common Shares Ownership Limit. No such increase shall constitute or be~~

~~deemed to constitute an amendment of these Articles, and shall take effect automatically without any action on the part of any Shareholder as of the date specified by the Board of Directors that is subsequent to the Board resolution approving and effecting such reduction~~
~~7.7.11 Limitations on Modifications.~~
~~(a) The Common Shares Ownership Limit may not be increased and no additional ownership limitations may be created if, after giving effect to such increase or creation, the Corporation would be “closely held” within the meaning of Section 856(h) of the Code (assuming ownership of Common Shares by all Persons equal to the greatest of (i) the actual ownership, (ii) the Beneficial Ownership of Common Shares by each Person, or (iii) the Ownership Limit with respect to such Person).~~
7.7.7 Exceptions.
(a) Subject to Section 7.7.1(a)(ii), the Board of Directors may exempt (prospectively or retroactively) a Person from the Aggregate Share Ownership Limit and the Common Share Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:
(i) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary for the Board to ascertain that no individual’s Beneficial Ownership or Constructive Ownership of such Shares will violate Section 7.7.1(a)(ii);
(ii) such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the judgment of the Board of Directors, rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT, shall not be treated as a tenant of the Corporation); and
(iii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.7.1 through 7.7.6) will result in such Shares being automatically Transferred to a Charitable Trust in accordance with Sections 7.7.1(b) and 7.7.10.
(b) ~~Prior to any modification of the Ownership Limit with respect to any Person~~Prior to granting any exception pursuant to Section 7.7.7(a), the Board of Directors may require ~~such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion,~~a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.
(c) ~~The Common Shares Ownership Limit may not be increased to a percentage that is greater than 9.9 percent.~~Subject to Section 7.7.1(a)(ii), an underwriter which participates in a public offering or a private placement of Shares (or securities convertible into or exchangeable for Shares) may Beneficially Own or Constructively Own Shares (or securities convertible into or exchangeable for Shares) in excess of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or both such limits, but only to the extent necessary to facilitate such public offering or private placement.
(d) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (i) with the written consent of such Excepted Holder at any time, or (ii) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Share Ownership Limit.

7.7.8 Increase or Decrease in Aggregate Share Ownership and Common Share Ownership Limits. Subject to Section 7.7.1(a)(ii), the Board of Directors may from time to time increase or decrease the Common Share Ownership Limit and the Aggregate Share Ownership Limit for one or more Persons and increase or decrease the Common Share Ownership Limit and the Aggregate Share Ownership Limit for all other Persons. No decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit will be effective for any Person whose percentage of ownership in Shares is in excess of such decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit, as applicable, until such time as such Person’s percentage of ownership in Shares equals or falls below the decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit, but any further acquisition of Shares in excess of such percentage ownership of Shares will be in violation of the Common Share Ownership Limit and/or Aggregate Share Ownership Limit and, provided further, that the new Common Share Ownership Limit and/or Aggregate Share Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Shares.
~~7.7.12~~7.7.9 Legend. ~~Each~~Any certificate ~~for Common~~representing Shares shall bear substantially the following legend:
~~“~~The ~~securities~~Shares represented by this certificate are subject to ~~the~~ restrictions on ~~transfer and ownership~~Beneficial and Constructive Ownership and Transfer for the purpose, among others, of ~~maintenance of~~ the Corporation’s maintenance of its status as a real estate investment trust (a “REIT”) under ~~Sections 856 through 860 of~~ the Internal Revenue Code of 1986, as amended (the “Code”). ~~Except as otherwise provided pursuant to the Articles of Incorporation of~~ Subject to certain further restrictions and except as expressly provided in the Corporation’s charter, (i) no Person may ~~(i)~~ Beneficially or Constructively Own Common Shares ~~of the Corporation in excess of 8 .0 percent (or such greater percent as may be determined by the Board of Directors of the Corporation~~in excess of 9.8% (in value or number of Common Shares) of the outstanding Common Shares ~~or (ii)~~unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own ~~Common Shares which~~Shares in excess of 9.8% of the value of the total outstanding Shares, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Shares that would result in the Corporation being “closely held” under Section 856(h) of the Code or ~~which~~ otherwise ~~would~~ cause the Corporation to fail to qualify as a REIT~~. Any Person who has Beneficial or Constructive Ownership, or who Acquires or attempts to Acquire Beneficial or Constructive Ownership of Common Shares in excess of the above limitations and any~~; and (iv) any Transfer of Shares that, if effective, would result in Shares being beneficially owned by fewer than 100 Persons (as determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares. Any Person who Beneficially or Constructively Owns ~~Excess Shares as a transferee of Common Shares resulting in an exchange for Excess Shares (as described below) immediately must~~or attempts to Beneficially or Constructively Own Shares which cause or will cause a Person to Beneficially or Constructively Own Shares in excess or in violation of the above limitations must immediately notify the Corporation in writing (or, in the ~~event of a proposed or attempted Transfer or Acquisition or purported change in the Beneficial or Constructive Ownership must give written notice to the Corporation~~case of an attempted transaction, give at least ~~fifteen (~~15~~) days prior to the proposed or attempted transfer, transaction or other event. Any Transfer or Acquisition of Common Shares or other event which results in violation of the ownership or transfer limitations set forth in the Articles of Incorporation shall be void ab initio and the Purported Beneficial and Record Transferee shall not have or acquire any rights in such Common Shares. If the transfer and ownership limitations referred to herein are violated, the Common Shares represented hereby automatically will be exchanged for Excess Shares to the extent of violation of such limitations, and such Excess Shares will be held in trust by the Corporation, all as provided by the Articles of Incorporation of the Corporation. All defined~~ days prior written notice). If any of the restrictions on Transfer or ownership as set forth in (i), (ii) or (iii) above are violated, the Shares in excess or in violation of the above limitations will be automatically Transferred to a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem Shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described in (i), (ii) or (iii) above may be void ab initio. All capitalized terms ~~used~~ in this legend have the meanings ~~identified~~defined in the ~~Articles of Incorporation of the~~ Corporation’s charter, as the same may be amended from time to time, a copy of which, including the restrictions on ~~transfer, will be sent without charge to each shareholder who so requests.”~~Transfer and ownership, will be furnished to each holder of Shares on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.
~~7.8 Excess Shares~~.
~~7.8.1 Ownership In Trust. Upon any purported Transfer, Acquisition, change in the capital structure of the Corporation, or other purported change in the Beneficial or Constructive Ownership or event or transaction that results in Excess Shares pursuant to subsection 7.7.3, such Excess~~
Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a Shareholder on request and without charge. In the case of uncertificated Shares, the Corporation will send the holder of such Shares, on request and without charge, a written statement of the information otherwise required on certificates.
7.7.10 Transfer of Shares in Trust.
(a) Ownership in Trust. Upon any purported Transfer or other event described in Section 7.7.1(b) that would result in a Transfer of Shares to a Charitable Trust, such Shares shall be deemed to have been ~~transferred to the Corporation, as Excess Shares Trustee of an Excess Shares Trust for the benefit of such Beneficiary or Beneficiaries to whom an interest in such Excess Shares may later be transferred pursuant to subsection 7.8.5. Excess Shares so held in trust shall be issued and outstanding shares of the Corporation. The Purported Record Transferee (or Purported Accord Holder) shall have no rights in such Excess Shares except the right to designate a transferee of such Excess Shares upon the terms specified in subsection 7.8. 5. The Purported Beneficial Transferee (or Purported Beneficial Holder) shall have no rights in such Excess Shares except as provided in subsections 7.8.3 and 7.8.5.~~
~~7.8.2 Dividend Rights. Excess Shares shall not be entitled to any dividends or distributions (except as provided in subsection 7.8.3) . Any dividend or distribution paid prior to the discovery by the Corporation that the Common Shares have been exchanged for Excess Shares shall be repaid to the Corporation upon demand, and any dividend or distribution declared but unpaid at the time of such discovery shall be void ab initio with respect to such Excess Shares.~~
~~7.8.3 Rights Upon Liquidation. Except as provided below, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any other distribution of the assets, of the Corporation, each holder of Excess Shares shall be entitled to receive, ratably with (i) each other holder of such Excess Shares and (ii) each holder of Common Shares, that portion of the aggregate assets available for distribution to holders of Common Shares (including holders of Excess Shares resulting from the exchange of Common Shares pursuant to subsection 7.7.3), determined in accordance with applicable law, as the number of such Excess Shares held by such holder bears to the total number of outstanding Common Shares and outstanding Excess Shares then outstanding. The Corporation, as holder of the Excess Shares in trust, or, if the Corporation shall have been dissolved, any trustee~~Transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such Transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the Transfer to the Charitable Trust pursuant to Section 7.7.1(b). The Charitable Trustee shall be appointed by the Corporation ~~prior to its dissolution, shall distribute ratably to the Beneficiaries of the Excess Shares Trust, when determined, any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up, or any distribution of the assets, of the Corporation. Anything herein to the contrary notwithstanding, in no event shall the amount payable to a holder with respect to Excess Shares exceed (i) the price per share such holder paid for the Common Shares in the purported Transfer, Acquisition, change in capital structure, or other transaction or event that resulted in the Excess Shares or the price per share such holder paid for the Common Shares that were exchanged for the Excess Shares or (ii) if the holder did not give full value for such Excess Shares (as through a gift, devise or other event or transaction), a price per share equal to the Market Price for the Common Shares on the date of the purported Transfer, Acquisition, change in capital structure or other~~

~~transaction or event that resulted in such Excess Shares or the Market Price for the Common Shares on the date they were exchanged for the Excess Shares. Any amount available for distribution in excess of the foregoing limitations shall be paid ratably to the holders of Common Shares and Excess Shares resulting from the exchange of Common Shares to the extent permitted by the foregoing limitations.~~
~~7.8.4 Voting Rights. The holders of Excess Shares shall not be entitled to vote on any matters (except as required by the MGCL).~~
~~7.8.5 Restrictions on Transfer; Designation of Beneficiary.~~
~~(a) Excess Shares shall not be Transferable . The Purported Record Transferee (or Purported Record Holder) may freely designate a Beneficiary of its interest in the Excess Shares Trust (representing the number of Excess Shares held by the Excess Shares Trust attributable to the purported Transfer that resulted in the Excess Shares), if (i) the Excess Shares held in the Excess Shares Trust would not be Excess Shares in the hands of such Beneficiary and (ii) the Purported Beneficial Transferee (or Purported Beneficial Holder) does not receive a price for designating such Beneficiary that reflects a price per share for such Excess Shares that exceeds (x) the price per share such Purported Beneficial Transferee (or Purported Beneficial Holder) paid for the Common Shares in the purported Transfer, Acquisition, change in capital structure, or other transaction or event that resulted in the Excess Shares or the price per share paid for the Common Shares that were exchanged for the Excess Shares or (y) if the Purported Beneficial Transferee (or Purported Beneficial Holder) did not give value for such Excess Shares (as through a gift, devise or other event or transaction), a price per share equal to the Market Price for the Common Shares on the date of the purported Transfer, Acquisition, change in capital structure, or other transaction or event that resulted in the Excess Shares or the Market Price for the Common Shares on the date they were exchanged for the Excess Shares. Upon such Transfer of an interest in the Excess Shares Trust, the corresponding Excess Shares in the Excess Shares Trust automatically shall be exchanged for an equal number of Common Shares (depending on the type and class of shares that originally were exchanged for such Excess Shares) and such Common Shares shall be transferred of record to the Beneficiary of the interest in the Excess Shares Trust designated by the Purported Record Transferee (or Purported Record Holder) , as described above, if such Common Shares would not be Excess Shares in the hands of such Beneficiary. Prior to any Transfer of any interest in the Excess Shares Trust, the Purported Record Transferee (or Purported Record Holder) must give written notice to the Corporation of the intended Transfer and the Corporation must have waived in writing its purchase rights under subsection 7.8.6.~~
~~(b) Notwithstanding the foregoing, if a Purported Beneficial Transferee (or Purported Beneficial Holder) receives a price for designating a Beneficiary of an interest in the Excess Shares Trust that exceeds the amounts allowable under subsection 7.8.5(a), such Purported Beneficial Transferee (or Purported Beneficial Holder) shall pay, or cause the Beneficiary of the interest in the Excess Shares Trust to pay, such excess in full to the Corporation.~~
~~(c) If any of the Transfer restrictions set forth in this subsection 7.8.5 or any application thereof is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the Purported Record Transferee (or Purported Record Holder) may be deemed, at the option of the Corporation, to have acted as the agent of the Corporation in acquiring the Excess Shares as to which such restrictions would otherwise, by their terms, apply, and to hold such Excess Shares on behalf of the Corporation.~~and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.7.10(f).
(b) Status of Shares Held by the Charitable Trustee. Shares held by the Charitable Trustee shall continue to be issued and outstanding Shares. The Prohibited Owner shall have no rights in the Shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any Shares held in trust by the Charitable Trustee, shall have no rights to dividends or other Distributions and shall not possess any rights to vote or other rights attributable to the Shares held in the Charitable Trust.
(c) Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other Distributions with respect to Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other Distribution paid prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee shall be paid by the recipient of such dividend or other Distribution to the Charitable Trustee upon demand and any dividend or other Distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividends or other Distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Shares held in the Charitable Trust and, subject to Maryland law, effective as of the date that Shares have been Transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee’s sole discretion) (a) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee and (b) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Section 7.7, until the Corporation has received notification that Shares have been Transferred into a Charitable Trust, the Corporation shall be entitled to rely on its share transfer and other Shareholder records for purposes of preparing lists of Shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of Shareholders.
(d) Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from the Corporation that Shares have been Transferred to the Charitable Trust, the Charitable Trustee shall sell the Shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the Shares will not violate the ownership limitations set forth in Section 7.7.1(a). Upon such sale, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.7.10(d). The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the Shares or, if the Prohibited Owner did not give value for the Shares in connection with the event causing the Shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the Shares on the day of the event causing the Shares to be held in the Charitable Trust and (b) the price per share received by the Charitable Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the Shares held in the Charitable Trust. The Charitable Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 7.7.10(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that Shares have been Transferred to the Charitable Trustee, such Shares are sold by a Prohibited Owner, then (i) such Shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such Shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.7.10(d), such excess shall be paid to the Charitable Trustee upon demand.
~~7.8.6~~ (e) Purchase Right in ~~Excess~~ Shares Transferred to the Charitable Trustee. ~~Excess~~ Shares Transferred to the Charitable Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per ~~share~~Share equal to the lesser of (~~i~~a) the price per ~~share~~Share in the transaction that ~~created such Excess Shares~~resulted in such Transfer to the Charitable Trust (or, in the case of a devise or gift ~~or event other than a Transfer or Acquisition which results in the issuance of Excess Shares~~, the Market Price at the time of such devise or gift ~~or event other than a Transfer or Acquisition which results in the issuance of Excess Shares) or~~) and (~~ii~~b) the Market Price ~~of the Common Shares exchanged for such Excess Shares~~ on the date the Corporation, or its designee, accepts such offer. The Corporation ~~and its assignees~~ shall have the right to accept such offer ~~for a period of ninety (90) days after the later of (i) the date of the purported Transfer, Acquisition, change in capital structure of the Corporation, or purported change in Beneficial or Constructive Ownership or other event or transaction which resulted in such Excess Shares and (ii) the date on which the Board of Directors determines in good faith that a Transfer, Acquisition, change in capital structure of the Corporation, or purported change in Beneficial or Constructive Ownership or other event or transaction resulting in Excess Shares has occurred, if the Corporation does not receive a notice pursuant to~~

~~subsection 7.7 .5, but in no event later than a permitted Transfer pursuant to, and in compliance with, the terms of subsection 7.8.5.~~until the Charitable Trustee has sold the Shares held in the Charitable Trust pursuant to Section 7.7.10(d). Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 7.7.10(c). The Corporation may pay the amount of such reduction to the Charitable Trustee for the benefit of the Charitable Beneficiary.
~~7 .8.7 Remedies Not Limited. Nothing contained in this ARTICLE 7 shall limit the scope or application of the provisions of this Section 7.8, the ability of the Corporation to implement or enforce compliance with the terms hereof or the authority of the Board of Directors to take any such other action or actions as it may deem necessary or advisable to protect the Corporation and the interests of its Shareholders by preservation of the Corporation’s status as a REIT and to ensure compliance with the applicable Ownership Limits and the other restrictions set forth herein, including, without limitation, refusal to give effect to a transaction on the books of the Corporation.~~
~~7.9 Severability. If any provision of this ARTICLE 7 or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remainder of this ARTICLE 7 shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.~~
(f) Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that (a) Shares held in the Charitable Trust would not violate the restrictions set forth in Section 7.7.1(a) in the hands of such Charitable Beneficiary and (b) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.
7.7.11 NYSE Transactions. Nothing in this Section 7.7 shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Section 7.7 and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 7.7.
7.7.12 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Section 7.7.
~~7.10 Waiver. The Corporation shall have authority at any time to waive the requirements that Excess Shares be issued or be deemed outstanding in accordance with the provisions of this ARTICLE 7 if the Corporation determines, based on an opinion of tax counsel, that the issuance of such Excess Shares or the fact that such Excess Shares are deemed to be outstanding, would jeopardize the status of the Corporation as a REIT (as that term is defined in subsection 7.7.1).~~7.7.13 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.
~~7.11~~7.8 Management of Money and Property Received for Shares. The Directors shall manage all money and property received for the issuance of shares for the benefit of the Shareholders of the Corporation.
~~7.12~~7.9 Reports to Shareholders. The Corporation shall prepare and distribute to each Shareholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Corporation within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ~~ending after December 31, 2016,~~, which shall include:
~~7.12.1~~7.9.1 financial statements prepared in accordance with generally accepted accounting principles (GAAP) that are audited and reported on by the Corporation’s independent certified public accountants;

~~7.12.2~~7.9.2 the ratio of the costs of raising capital during the year to the capital raised;
~~7.12.3~~7.9.3 the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Corporation’s Advisor and any Affiliates of the Advisor by the Corporation or third parties doing business with the Corporation during the year;
~~7.12.4~~7.9.4 the Corporation’s Total Operating Expenses for the year stated as a percentage of average invested ~~assets~~Assets and as a percentage of Net Income;
~~7.12.5~~7.9.5 report from the ~~conflicts committee of the Board of~~Independent Directors that the Corporation’s policies are in the best interests of the Shareholders and the basis for such determination; and
~~7.12.6~~7.9.6 a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving the Corporation and its Advisor, a Director or any Affiliate thereof during the year, which disclosure has been examined and commented upon in the report by the ~~conflicts committee~~Independent Directors with regard to the fairness of such transactions.
~~7.13~~7.10 Distribution Reports. The Board of Directors, including the Independent Directors, are required to take such steps as necessary to cause to be prepared and mailed or delivered to each Shareholder, with respect to any ~~distribution~~Distribution to Shareholders of income or capital ~~assets of the Trust~~Assets, a written statement disclosing the source of the funds distributed. If, at the time of ~~distribution~~Distribution, this information is not available, a written explanation of the relevant circumstances will accompany the ~~distribution~~Distribution, and the written statement disclosing the source of the funds ~~distributed~~Distributed will be sent to the Shareholders not later than 60 days after the close of the fiscal year in which the distribution was made.
~~7.14~~7.11 Access to Records.
7.11.1 Any Shareholder and any designated representative thereof shall be permitted access to the records of the Corporation to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Inspection of the Corporation’s books and records by the office or agency administering the securities laws of a jurisdiction shall be provided upon reasonable notice and during normal business hours.
~~7.14.1~~ 7.11.2 As a part of the Corporation’s books and records, it will maintain at its principal office an alphabetical list of the names of the Shareholders, along with their addresses and telephone numbers and the number ~~of Shares~~ of Common ~~Stock~~Shares held by each of them. The Corporation will update this Shareholder list at least quarterly and it is available for inspection at its principal office by a Shareholder or his or her designated agent upon request of the Shareholder. The Corporation will also mail this list to any Shareholder within ten days of receipt of his or her request. The copy of the list shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). The Corporation may impose a reasonable charge for expenses incurred in reproducing such list. Shareholders, however, may not sell or use this list for commercial purposes. The purposes for which Shareholders may request this list include matters relating to their voting rights and the exercise of Shareholder rights under federal proxy laws.
~~7.14.2~~7.11.3 If the Corporation’s Advisor or Board of Directors neglects or refuses to exhibit, produce or mail a copy of the Shareholder list as requested, the Advisor and/or Board, as the case may be, shall be liable to the Shareholder requesting the list for the costs, including reasonable attorneys’ fees, incurred by that Shareholder for compelling the production of the Shareholder list and any actual damages suffered by any Shareholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the Shareholder list is not for a proper purpose but is instead for the purpose of securing such list of Shareholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a Shareholder relative to the affairs of the Corporation. The Corporation may require that the Shareholder requesting the Shareholder list represent that the request is not for a commercial purpose unrelated to the Shareholder’s interest in the Corporation. The remedies provided by this Section to Shareholders requesting copies of the Shareholder list are in addition to, and do not in any way limit, other remedies available to Shareholders under federal law, or the law of any state.

7.12 Distributions. The Board of Directors may from time to time authorize the Corporation to declare and pay to Shareholders such dividends or other Distributions in cash or other Assets or in securities of the Corporation, including in shares of one class payable to holders of shares of another class, or from any other source as the Board of Directors in its discretion shall determine. The Board of Directors shall endeavor to authorize the Corporation to declare and pay such dividends and other Distributions as shall be necessary for the Corporation to qualify as a REIT under the Code; provided, however, Shareholders shall have no right to any dividend or other Distribution unless and until authorized by the Board of Directors and declared by the Corporation. The exercise of the powers and rights of the Board of Directors pursuant to this Section 7.12 shall be subject to the provisions of any class or series of stock of the Corporation at the time outstanding. The receipt by any Person in whose name any shares are registered on the records of the Corporation or by his or her duly authorized agent shall be a sufficient discharge for all dividends or other Distributions payable or deliverable in respect of such shares and from all liability to see to the application thereof. Distributions in kind shall not be permitted, except for Distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Corporation and the liquidation of its Assets in accordance with the terms of the Charter or Distributions in which (a) the Board of Directors advises each Shareholder of the risks associated with direct ownership of the Property, (b) the Board of Directors offers each Shareholder the election of receiving such in-kind Distributions and (c) in-kind Distributions are made only to those Shareholders that accept such offer.
7.13 Suitability of Shareholders. Until Listing, the following provisions shall apply:
7.13.1 Investor Suitability Standards. Subject to suitability standards established by individual states, to become a Shareholder, if such prospective Shareholder is an individual (including an individual beneficiary of a purchasing individual retirement account), or if the prospective Shareholder is a fiduciary (such as a trustee of a trust or corporate pension or profit sharing plan, or other tax-exempt organization, or a custodian under a Uniform Gifts to Minors Act), such individual or fiduciary, as the case may be, must represent to the Corporation, among other requirements as the Corporation may require from time to time:
(a) that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a minimum annual gross income of $70,000 and a net worth (excluding home, furnishings and automobiles) of not less than $70,000; or
(b) that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a net worth (excluding home, furnishings and automobiles) of not less than $250,000.
7.13.2 Determination of Suitability of Sale. The Sponsor and each Person selling Common Shares on behalf of the Corporation shall make every reasonable effort to determine that the purchase of Common Shares by a Shareholder is a suitable and appropriate investment for such Shareholder. In making this determination, the Sponsor and each Person selling Common Shares on behalf of the Corporation shall ascertain that the prospective Shareholder: (a) meets the minimum income and net worth standards established for the Corporation; (b) can reasonably benefit from the Corporation based on the prospective Shareholder’s overall investment objectives and portfolio structure; (c) is able to bear the economic risk of the investment based on the prospective Shareholder’s overall financial situation; and (d) has apparent understanding of (i) the fundamental risks of the investment; (ii) the risk that the Shareholder may lose the entire investment; (iii) the lack of liquidity of the Common Shares; (iv) the restrictions on transferability of the Common Shares; and (v) the tax consequences of the investment.
The Sponsor and each Person selling Common Shares on behalf of the Corporation shall make this determination with respect to each prospective Shareholder on the basis of information it has obtained from such prospective Shareholder. Relevant information for this purpose will include at least the age, investment objectives, investment experiences, income, net worth, financial situation and other investments of the prospective Shareholder, as well as any other pertinent factors.
The Sponsor and each Person selling Common Shares on behalf of the Corporation shall maintain records of the information used to determine that an investment in Common Shares is suitable and appropriate for a Shareholder. The Sponsor and each Person selling Common Shares on behalf of the Corporation shall maintain these records for at least six years.

7.13.3 Minimum Investment and Transfer. Subject to certain individual state requirements and except with respect to the issuance of Common Shares under a dividend reinvestment plan, no initial sale or transfer of Common Shares of less than $500, or such other amount as determined by the Board of Directors, will be permitted.
ARTICLE 8
CONFLICTS OF INTEREST AND INVESTMENT RESTRICTIONS
8.1 Sales and Leases to Corporation. The Corporation shall not purchase or lease property from the Sponsor, Adviser, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Corporation and at a price to the Corporation no greater than the cost of the ~~asset~~Asset to such Sponsor, Advisor, Director, or any Affiliate thereof, or if the price to the Corporation is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable. In no event shall the cost of such ~~asset~~Asset to the Corporation exceed its current appraised value.
8.2 Sales and Leases to Sponsor, Advisor, Directors, or any Affiliate.
8.2.1 A Sponsor, Advisor, Director, or any Affiliate thereof shall not acquire ~~assets~~or lease Assets from the Corporation unless approved by a majority of the Directors (including a majority of the Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Corporation.
8.2.2 The Corporation may lease ~~assets~~Assets to a Sponsor, Advisor, Director, or any Affiliate thereof only if approved by a majority of the Directors (including a majority of the Independent Directors), not otherwise interested in such transaction, as being fair and reasonable to the Corporation.
8.3 Loans.
8.3.1 No loans may be made by the Corporation to the Sponsor, Advisor, Director, or any Affiliate thereof except mortgages pursuant to Section 8.11.3 or to wholly owned subsidiaries of the Corporation.
8.3.2 The Corporation may not borrow money from the Sponsor, Advisor, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Corporation than loans between unaffiliated parties under the same circumstances.
8.4 Investments.
8.4.1 The Corporation shall not invest in joint ventures with the Sponsor, Advisor, Director, or any Affiliate thereof, unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transactions, approve the transaction as being fair and reasonable to the Corporation and on substantially the same terms and conditions as those received by the other joint venturers.
8.4.2 The Corporation shall not invest in equity securities (other than equity securities that are listed on a national securities exchange or traded in an over-the-counter market), unless a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction approve the transaction as being fair, competitive, and commercially reasonable.
8.5 Statement of Objectives. The Independent Directors shall review the investment policies of the Corporation with sufficient frequency and no less often than annually to determine that the policies being followed by the Corporation at any time are in the best interests of its Shareholders. Each such determination and the basis therefor shall be set forth in the minutes of the Board of Directors.
8.6 Multiple Programs. The method for the allocation of the acquisition of ~~properties~~Properties by two or more programs of the same Sponsor or Advisor seeking to acquire similar types of assets shall be reasonable. It shall be the duty of the Directors (including the Independent Directors) to insure such method is applied fairly to the Corporation.
8.7 Other Transactions. All other transactions between the Corporation and the Sponsor, Advisor, Director, or any Affiliate thereof, shall require approval by a majority of the Directors (including a majority of the

Independent Directors) not otherwise interested in such transactions as being fair and reasonable to the Corporation and on terms and conditions not less favorable to the Corporation than those available from unaffiliated third parties.
8.8 Appraisal of Real Property. The consideration paid for ~~real property~~Real Property acquired by the Corporation shall ordinarily be based on the fair market value of the ~~property~~Property as determined by a majority of the Directors. In cases in which a majority of the Independent Directors so determine, and in all cases in which ~~assets~~Assets are acquired from the Advisors, Directors, Sponsors or Affiliates thereof, such fair market value shall be as determined by an Independent Expert selected by the Independent Directors.
8.9 Roll-Up Transaction.
8.9.1 In connection with a proposed Roll- up, an appraisal of all ~~Corporation assets~~Assets shall be obtained from a competent, Independent Expert. If the appraisal will be included in a prospectus used to offer the securities of a Roll-up Entity, the appraisal shall be filed with the United States Securities and Exchange Commission and any applicable state securities commissioner as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal shall be subject to liability for violation of the Securities Act of 1933, §11, and comparable provisions under state law for any material misrepresentations or material omissions in the appraisal. ~~Corporation assets~~Assets shall be appraised on a consistent basis. The appraisal shall be based on an evaluation of all relevant information, and shall indicate the value of the ~~Corporation’s assets~~Assets as of a date immediately prior to the announcement of the proposed Roll-up transaction. The appraisal shall assume an orderly liquidation of ~~Corporation assets~~Assets over a 12-month period. The terms of the engagement of the Independent Expert shall clearly state that the engagement is for the benefit of the Corporation and its ~~investors~~Shareholders. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to the investors in connection with a proposed Roll-up.
8.9.2 In connection with a proposed roll-up, the ~~person~~Person sponsoring the Roll-up shall offer to Shareholders who vote ~~“no”on~~against the proposal the choice of:
(a) accepting the securities of the Roll-up Entity offered in the proposed Roll-up; or
(b) one of the following:
(1) remaining as Shareholders of the Corporation and preserving their interests therein on the same terms and conditions as existed previously; or
(2) receiving cash in an amount equal to the Shareholders~~'~~’ pro-rata share of the appraised value of the Net Assets of the Corporation.
8.9.3 The Corporation shall not participate in any proposed roll-up that would result in Shareholders having democracy rights in the roll-up entity that are less than those provided for ~~under the NASAA REIT Guidelines.~~in Sections 5.6.1, 7.9, 10.1 and 10.2.
8.9.4 The Corporation shall not participate in any proposed Roll-up which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity (except to the minimum extent necessary to preserve the tax status of the ~~roll~~Roll-up ~~entity~~Entity). The Corporation shall not participate in any proposed roll-up which would limit the ability of an investor to exercise the voting rights of its securities of the ~~roll~~Roll-up ~~entity~~Entity on the basis of the number of Shares held by that investor.
8.9.5 The Corporation shall not participate in any proposed Roll-up in which investors~~’~~’ rights of access to the records of the Roll-up entity will be less than those provided for under ~~NASAA REIT Guidelines.~~Section 7.11.
8.9.6 The Corporation shall not participate in any proposed Roll-up in which any of the costs of the transaction would be borne by the Corporation if the Roll-up is ~~not approved~~rejected by the ~~Shareholders~~holders of Common Shares.
8.10 Leverage. The aggregate borrowings of the Corporation, if any, secured and unsecured, shall be reasonable in relation to the Net Assets of the Corporation and shall be reviewed by the Board of Directors at least quarterly. The maximum amount of such borrowings in relation to the Net Assets shall, in the absence of a satisfactory showing that higher level of borrowing is appropriate, not exceed ~~50~~300%. Notwithstanding the foregoing, ~~calculations made pursuant to this Section 8.10 shall not include borrowings outstanding under a revolving credit facility (or similar agreement) entered into by the Corporation relating to the initial acquisition of properties~~the aggregate borrowings may exceed such limit if any excess in borrowing over such level is approved by a majority of the Independent Directors. Any excess in borrowing over such ~~50~~300% level shall be ~~approved by a majority of the Independent Directors and~~ disclosed to the Shareholders in the next quarterly report of the Corporation, along with justification for such excess.
8.11 Restrictions. The Corporation will not engage in any of the following investment practices or activities:
8.11.1 Invest in commodities or commodity future contracts;
8.11.2 Invest more than 10% of its total ~~assets~~Assets in Unimproved Real Property or indebtedness secured by a deed of trust or mortgage loans on Unimproved Real Property;
8.11.3 Invest in or make any mortgage unless an appraisal is obtained concerning the underlying Property except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of Independent Directors so determine, and in all cases in which the transaction is with the Advisor, the Sponsor, any Director or any Affiliate thereof, such appraisal of the underlying Property must be obtained from an Independent Expert. Such appraisal shall be maintained in the Corporation’s records for at least five years and shall be available for inspection and duplication by any holder of Common Shares for a reasonable charge. In addition to the appraisal, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or condition of the title must be obtained;
8.11.4 Make or invest in any mortgage, including a construction loan, on any one Property if the aggregate amount of all mortgage loans outstanding on the Property, including the loans of the Corporation, would exceed an amount equal to 85% of the appraised value of the Property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria. For purposes of this subsection, the “aggregate amount of all mortgage loans outstanding on the Property, including the loans of the Corporation” shall include all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged Property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds five percent per annum of the principal balance of the loan;
8.11.5 Invest in indebtedness secured by a mortgage on Real Property which is subordinate to the lien or other indebtedness of the Advisor, any Director, the Sponsor or any Affiliate of the Corporation.
8.11.6 Invest in indebtedness (“junior debt”) secured by a mortgage on ~~real property~~Real Property which is subordinate to the lien of other indebtedness (“senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 85% of the appraised value of such ~~property~~Property, if after giving effect thereto, the value of all such investments of the Corporation (as shown on the books of the Corporation in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of ~~Corporation~~ tangible ~~assets~~Assets. The value of all investments in junior debt of the Corporation which does not meet the aforementioned requirements would be limited to 10% of the ~~Corporation’s~~ tangible ~~assets~~Assets (which would be included within the 25% limitation);
~~8.11.4~~8.11 .7 Invest in contracts for the sale of real estate~~;~~ unless such contracts of sale are in recordable form and appropriately recorded in the chain of title;
~~8.11.5~~8.11.8 Engage in any short sale, or borrow, on an unsecured basis unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;
~~8.11.6~~8.11.9 Engage in trading, as compared with investment activities;
~~8.11.7~~8.11.10 Acquire securities in any Corporation holding investments or engaging in activities prohibited by this section;
~~8.11.8~~8.11.11 Engage in underwriting or the agency distribution of securities issued by others;

~~8.11.9~~8.11.12 Issue redeemable equity securities;
~~8.11.10~~8.11.13 Issue debt securities unless the historical debt service coverage (in the most recently complete fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;
~~8.11.11~~8.11.14 Issue options or warrants to purchase its shares to the Advisor, Sponsor, Directors or any Affiliate thereof except on the same terms as such options or warrants are sold to the general public. The Corporation may issue options or warrants to ~~persons~~Persons not so connected with the Corporation but not at exercise prices less than the fair market value of such securities on the date of grant and for consideration (which may include services) that in the judgment of the Independent Directors has a market value less than the value of such option on the date of grant. Options or warrants issuable to the Adviser, Sponsor, Directors or any Affiliate thereof shall not exceed an amount equal to 10% of the outstanding shares of the Corporation on the date of grant of any options or warrants; ~~or~~
~~8.11.12~~8.11.15 Issue ~~its shares~~equity securities on a deferred payment basis or other similar arrangement~~.~~; or
8.11.16 Acquire interests or securities in any entity holding investments or engaging in activities prohibited by this Section 8.11 except for investments in which the Corporation holds a non-controlling interest or investments in publicly -traded entities. For these purposes, a “publicly-traded entity” shall mean any entity having securities listed on a national securities exchange or traded in an over-the-counter market.
ARTICLE 9
AMENDMENTS
~~9.1~~ The Corporation reserves the right from time to time to make any amendment to ~~these Articles~~the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in ~~these Articles~~the Charter, of any shares of outstanding stock. All rights and powers conferred by ~~these Articles~~the Charter are granted subject to this reservation. Except as otherwise provided in ~~these Articles~~the Charter and except for those amendments permitted to be made without Shareholder approval under Maryland law or by specific provision in ~~these Articles~~the Charter, any amendment to ~~these Articles~~the Charter shall be valid if approved by the affirmative vote of Shareholders entitled to cast a majority of all the votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Shareholders and (b) any amendment to Sections 5.1.2, 5.6, 5.9 and 5.11, and Article 8 and this Article 9 (or any other amendment of the Charter that would have the effect of amending such sections).
ARTICLE 10
SHAREHOLDERS
10.1 Meetings. The Directors, including the Independent Directors, shall take reasonable steps to ensure that there shall be an annual meeting of the Shareholders, to be held on such date and at such time and place as shall be determined by or in the manner prescribed in the Bylaws, at which the Directors shall be elected and any other proper business may be conducted; provided that such annual meeting will be held upon reasonable notice and within a reasonable period (not less than 30 days) following delivery of the annual report. The holders of a majority of Shares entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present, may, without the necessity for concurrence by the Board, vote to elect the Directors. A quorum shall be the presence in person or by proxy of Shareholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter. Special meetings of Shareholders may be called in the manner provided in the Bylaws, including by the chief executive officer, the president or the chairman of the board or by a majority of the Directors or a majority of the Independent Directors, and shall be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of Shareholders upon the written request of Shareholders entitled to cast not less than ten percent of all the votes entitled to be cast on such matter at such meeting. Notice of any special meeting of Shareholders shall be given as provided in the Bylaws. If the meeting is called by the secretary upon the written request of Shareholders as described in this Section 10.1, notice of the special meeting shall be sent to all Shareholders within ten days of the receipt of the written request and the special meeting shall be held at the time and place specified in the Shareholder request not less than 15 days nor more than 60 days after the delivery of the notice; provided, however, that if no time or place is so specified in the Shareholder request, at such time and place convenient to the Shareholders. If there are no Directors, the officers of the Corporation shall promptly call a special meeting of the Shareholders entitled to vote for the election of successor Directors. Any meeting may be adjourned and reconvened as the Board may determine or as otherwise provided in the Bylaws.
10.2 Voting Rights of Shareholders. Subject to the provisions of any class or series of Shares then outstanding and the mandatory provisions of any applicable laws or regulations, the Shareholders shall be entitled to vote only on the following matters: (a) election or removal of Directors, without the necessity for concurrence by the Board, as provided in Sections 10.1, 5.1.3 and 5.9; (b) amendment of the Charter as provided in Article 9; (c) dissolution of the Corporation; (d) merger, consolidation or conversion of the Corporation, or the sale or other disposition of all or substantially all of the Assets; (e)if provided by the Bylaws, amendment of the Bylaws to the extent provided in the Bylaws; and (f) such other matters with respect to which the Board of Directors has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the Shareholders for approval or ratification. Without the approval of a majority of the Shares entitled to vote on the matter, the Board may not (i) amend the Charter to adversely affect the rights, preferences and privileges of the Shareholders; (ii) amend provisions of the Charter relating to Director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions; (iii) liquidate or dissolve the Corporation other than before the initial investment in Property; (iv) sell all or substantially all of the Assets other than in the ordinary course of business or as otherwise permitted by law; or (v) cause the merger or similar reorganization of the Corporation except as permitted by law.
10.3 Voting Limitations on Shares Held by the Advisor, Directors and Affiliates. With respect to Shares owned by the Advisor, any Director or any of their Affiliates, neither the Advisor, nor such Director, nor any of their Affiliates may vote or consent on matters submitted to the Shareholders regarding the removal of the Advisor, such Director or any of their Affiliates or any transaction between the Corporation and any of them. In determining the requisite percentage in interest of Shares necessary to approve a matter on which the Advisor, such Director and any of their Affiliates may not vote or consent, any Shares owned by any of them shall not be included.
10.4 Tender Offers. If any Person makes a tender offer, including, without limitation, a “mini-tender” offer, such Person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the tender offer was for more than five percent of the outstanding Shares; provided, however, that, unless otherwise required by the Exchange Act, such documents are not required to be filed with the United States Securities and Exchange Commission. In addition, any such Person must provide notice to the Corporation at least ten business days prior to initiating any such tender offer. No Shareholder may Transfer any Shares held by such Shareholder to any Person who initiates a tender offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”) unless such Shareholder shall have first offered such Shares to the Corporation at the tender offer price offered in such Non-Compliant Tender Offer. In addition, any Person who makes a Non-Compliant Tender Offer shall be responsible for all expenses incurred by the Corporation in connection with the enforcement of the provisions of this Section 10.4, including, without limitation, expenses incurred in connection with the review of all documents related to such tender offer. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer. This Section 10.4 shall be of no force or effect with respect to any Shares that are then Listed.
THIRD: The amendment and restatement of the charter of the Corporation as hereinabove set forth has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.
FOURTH: The current address of the principal office of the Corporation is as set forth in Article 4 of the foregoing amendment and restatement of the charter.
FIFTH: The name and address of the Corporation’s current resident agent is as set forth in Article 4 of the foregoing amendment and restatement of the charter.
SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article 5 of the foregoing amendment and restatement of the charter.

SEVENTH: The undersigned acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this ____ day of ____________, 20__.
ATTEST:	RW HOLDINGS NNN REIT, INC.

(SEAL)
Name:	Name:
Title: Secretary	Title: President

Annex F

AMENDED AND RESTATED BYLAWS

OF

RW HOLDINGS NNN REIT, INC.

                , 2019

F-i

F-ii

BY LAWS

OF

RW HOLDINGS NNN REIT, INC.
Organized under the Laws of the State of Maryland

ARTICLE I
OFFICES AND RECORDS

Section 1.1 Principal Office.   The principal office of the Company in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 1.2 Additional Offices.   The Company may have such other offices, including a principal executive office, either within or without the State of Maryland, as the Board of Directors from time to time may designate or as the business of the Company from time to time may require.

Section 1.3 Books and Records.   The books and records of the Company may be kept, either within or without the State of Maryland, at such place or places as the Board of Directors from time to time may designate; provided, however, that a record of the Company’s shareholders, giving the names, addresses and telephone numbers of all shareholders alphabetically and the number of shares held by each, shall be kept at the Company’s principal office.

ARTICLE II
SHAREHOLDERS

Section 2.1 Annual Meeting.   An annual meeting of the shareholders of the Company shall be held each year on such date and at such time and place as may be fixed by resolution of the Board of Directors provided, however, such meeting shall be not be held less than thirty (30) days following delivery of the annual report. The Board of Directors, including the Independent Directors (as defined in the charter of the Company (the “Charter”)), shall take reasonable steps to ensure that this requirement is met timely.

Section 2.2 Special Meetings.   Special meetings of the shareholders may be called only by the Chief Executive Officer, the President, the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors or by a majority of the total number of Independent Directors. Any such special meeting of shareholders shall be held on the date and at the time and place set by the Chief Executive Officer, the President, the Board of Directors or the Independent Directors, whoever has called the meeting. A special meeting of shareholders shall also be called by the Secretary of the Company to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than ten percent of all the votes entitled to be cast on such matter at such meeting. The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting. Within ten days after receipt of such written request, either in person or by mail, the Secretary of the Company shall provide all shareholders with written notice, either in person or by mail, of such meeting and the purpose of such meeting. Notwithstanding anything to the contrary herein, such meeting shall be held not less than 15 days nor more than 60 days after the Secretary’s delivery of such notice. Subject to the foregoing sentence, such meeting shall be held at the time and place specified in the shareholder request; provided, however, that if none is so specified, such meeting shall be held at a time and place convenient to the shareholders.

Section 2.3 Place of Meeting.   Meetings shall be held at the principal office of the Company or at such other place as shall be set in accordance with these Bylaws and stated in the notice of the meeting.

Section 2.4 Notice of Meeting.   Except as provided otherwise in Section 2.2, not less than ten nor more than 90 days before each meeting of shareholders, the Secretary shall give to each shareholder entitled to vote at such meeting and to each shareholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such shareholder personally, by leaving it at the shareholder’s residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If delivered personally, such notice shall be deemed given when delivered to the shareholder. If delivered by mail, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the shareholder at his or her address as it appears on the share transfer books of the Company. If transmitted electronically, such notice shall be deemed to be given when transmitted to the shareholder by an electronic transmission to any address or number of the shareholder at which the shareholder receives electronic transmissions. The Company may give a single notice to all shareholders who share an address, which single notice shall be effective as to any shareholder at such address, unless a shareholder at such address objects in writing to receiving such single notice or revokes in writing a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more shareholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting.

Subject to Section 2.8A, any business of the Company may be transacted at an annual meeting of shareholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of shareholders except as specifically designated in the notice. Any previously scheduled meeting of the shareholders may be postponed or cancelled by resolution of the Board of Directors upon public notice given prior to the date scheduled for such meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this Section 2.4.

Section 2.5 Quorum.   At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the Charter for the vote necessary for the approval of any matter. The shareholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough shareholders to leave fewer than would be required to establish a quorum.

Section 2.6 Adjournment.   A meeting of shareholders convened on the date for which it was called may be adjourned prior to the completion of business thereat to a date not more than one hundred twenty (120) days after the record date of the original meeting. If a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or shareholders may adjourn the meeting to such other time and place as the chairman shall determine. Notice of a subsequent meeting held as a result of an adjournment, other than by announcement at the meeting at which the adjournment was taken, shall not be necessary. If a quorum is present or represented at such subsequent meeting, any business may be transacted thereat which could have been transacted at the meeting which was adjourned.

Section 2.7 Proxies.   At all meetings of shareholders, a shareholder entitled to vote may vote in person or by proxy executed by the shareholder or by his duly authorized agent in any manner permitted by applicable law. A proxy shall not be valid after eleven (11) months from the date of its execution unless a longer period is expressly stated therein. A proxy shall be revocable unless the proxy form states conspicuously that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy or evidence of authorization must be filed with the Secretary of the Company or his representative at or before the time of the meeting to which it relates.

Section 2.8 Notice of Shareholder Business and Nominations.

A.   Annual Meeting of Shareholders

(1)   Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the shareholders may be made at an annual meeting of shareholders (i) pursuant to the Company’s notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any shareholder of the Company who was a shareholder of record at the record date set by the Board of Directors for the purpose of determining shareholders entitled to vote at the annual meeting, at the time of giving of notice by the shareholder as provided for in this Section 2.8A and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 2.8A.

(2)   For any nomination or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of paragraph A(1) of this Section 2.8, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and any such other business must otherwise be a proper matter for action by the shareholders. To be timely, a shareholder’s notice shall set forth all information required under this Section 2.8 and shall be delivered to the Secretary at the principal executive office of the Company not earlier than the 150th day nor later than 5:00 p.m., Pacific Time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 2.8C(3) of this Article II) for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Pacific Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.

(3)   Such shareholder’s notice shall set forth:

(i)   as to each individual whom the shareholder proposes to nominate for election or reelection as a Director (each, a “Proposed Nominee”), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a Director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(ii)   as to any other business that the shareholder proposes to bring before the meeting, a description of such business, the shareholder’s reasons for proposing such business at the meeting and any material interest in such business of such shareholder or any Shareholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the shareholder or the Shareholder Associated Person therefrom;

(iii)   as to the shareholder giving the notice, any Proposed Nominee and any Shareholder Associated Person,

(A)   the class, series and number of all shares of stock or other securities of the Company (collectively, the “Company Securities”), if any, which are owned (beneficially or of record) by such shareholder, Proposed Nominee or Shareholder Associated Person and the date on which each such Company Security was acquired and the investment intent of such acquisition and

(B)   the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such shareholder, Proposed Nominee or Shareholder Associated Person;

(iv)   as to the shareholder giving the notice, any Shareholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 2.8A and any Proposed Nominee,

(A)   the name and address of such shareholder, as they appear on the Company’s stock ledger, and the current name and business address, if different, of each such Shareholder Associated Person and any Proposed Nominee and

(B)   the investment strategy or objective, if any, of such shareholder and each such Shareholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such shareholder and each such Shareholder Associated Person;

(v)   the name and address of any person who contacted or was contacted by the shareholder giving the notice or any Shareholder Associated Person about the Proposed Nominee or other business proposal; and

(vi)   to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the Proposed Nominee or the proposal of other business.

(4)   Such shareholder’s notice shall, with respect to any Proposed Nominee, be accompanied by a written undertaking executed by the Proposed Nominee (i) that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Company in connection with service or action as a Director that has not been disclosed to the Company and (b) will serve as a Director of the Company if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Company, upon request by the shareholder providing the notice).

(5)   Notwithstanding anything in this subsection A of this Section 2.8 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 2.8C(3) of this Article II) for the preceding year’s annual meeting, a shareholder’s notice required by this Section 2.8A shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Company not later than 5:00 p.m., Pacific Time, on the tenth day following the day on which such public announcement is first made by the Company.

(6)   For purposes of this Section 2.8, “Shareholder Associated Person” of any shareholder shall mean (i) any person acting in concert with such shareholder, (ii) any beneficial owner of shares of stock of the Company owned of record or beneficially by such shareholder (other than a shareholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such shareholder or such Shareholder Associated Person.

B.   Special Meetings of Shareholders.   Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Company’s notice of meeting pursuant to Section 2.4 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which Directors are to be elected pursuant to the Company’s notice of meeting only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 2.2 for the purpose of electing Directors, by any shareholder of the Company who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 2.8 and by any shareholder of the Company who is a shareholder of record at the record date set by the Board of Directors for the purpose of determining shareholders entitled to vote at the special meeting, at the time of giving of notice provided for in this Section 2.8 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated. In the event the Company calls a special meeting of shareholders for the purpose of electing one or more individuals to the Board of Directors, any shareholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Company’s notice of meeting, if the shareholder’s notice, containing the information required by paragraphs A(3) and (4) of this Section 2.8, is delivered to the Secretary at the principal executive office of the Company not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Pacific Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.

C.   General.

(1)   If information submitted pursuant to this Section 2.8 by any shareholder proposing a nominee for election as a Director or any proposal for other business at a meeting of shareholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 2.8. Any such shareholder shall notify the Company of any inaccuracy or change (within two business days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such shareholder shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (i) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Company, to demonstrate the accuracy of any information submitted by the shareholder pursuant to this Section 2.8 and (ii) a written update of any information (including, if requested by the Company, written confirmation by such shareholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the shareholder pursuant to this Section 2.8 as of an earlier date. If a shareholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 2.8.

(2)   Only persons who are nominated in accordance with the procedures set forth in this Section 2.8 shall be eligible to serve as Directors, and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Charter or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in this Section 2.8 and, if any proposed nomination or business is determined not to be in compliance herewith, to declare that such defective nomination or proposal shall be disregarded.

(3)   For purposes of this Section 2.8, “the date of the proxy statement” shall have the same meaning as “the date of the company’s proxy statement released to shareholders” as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. “Public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act.

(4)   Notwithstanding the foregoing provisions of this Section 2.8, a shareholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.8. Nothing in this Section 2.8 shall be deemed to affect any right of a shareholder to request inclusion of a proposal in, or the right of the Company to omit a proposal from any proxy statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 2.8 shall require disclosure of revocable proxies received by the shareholder or Shareholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such shareholder or Shareholder Associated Person under Section 14(a) of the Exchange Act.

(5)   Notwithstanding anything in these Bylaws to the contrary, except as otherwise determined by the chairman of the meeting, if the shareholder giving notice as provided for in this Section 2.8 does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a Director or the proposed business, as applicable, such matter shall not be considered at the meeting.

Section 2.9 Inspectors.   The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. Except as otherwise provided by the chairman of the meeting, the inspectors, if any, shall (a) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (b) receive and tabulate all votes, ballots or consents, (c) report such tabulation to the chairman of the meeting, (d) hear and determine all challenges and questions arising in connection with the right to vote, and (e) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 2.10 Procedure for Election of Directors; Vote of Shareholders.   The holders of a majority of the shares of stock of the Company entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the Board of Directors, vote to elect a Director. Each share entitles the holder thereof to vote for as many individuals as there are Directors to be elected and for whose election the holder is entitled to vote. Unless otherwise provided by the Charter, no shareholder shall have the right or be permitted to cumulate his or her votes on any basis. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute, by the Charter or by the Board of Directors. Unless otherwise provided by statute or by the Charter, each outstanding share of stock, regardless of class, entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of shareholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise.

Section 2.11 Organization and Conduct of Meetings.   Every meeting of shareholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting in the following order: the Lead Independent Director, if there is one, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and within each rank, in their order of seniority, the Secretary or, in the absence of such officers, a chairman chosen by the shareholders by the vote of a majority of the votes cast by shareholders present in person or by proxy. The Secretary or, in the case of a vacancy in the office or absence of the Secretary, an Assistant Secretary or an individual appointed by the Board of Directors or the chairman of the meeting shall act as Secretary. In the event that the Secretary presides at a meeting of shareholders, an Assistant Secretary or, in the absence of all Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of shareholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the shareholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance or participation at the meeting to shareholders of record of the Company, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting the time allotted to questions or comments; (d) determining when and for how long the polls should be opened and when the polls should be closed and when announcement of the results should be made; (e) maintaining order and security at the meeting; (f) removing any shareholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (g) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; and (h) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with any rules of parliamentary procedure.

Section 2.12 Voting of Stock by Certain Holders.   Stock of the Company registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the President or a vice President, managing member, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any trustee or fiduciary, in such capacity, may vote stock registered in such trustee’s or fiduciary’s name, either in person or by proxy.

Shares of stock of the Company directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a shareholder may certify in writing to the Company that any shares of stock registered in the name of the shareholder are held for the account of a specified person other than the shareholder. The resolution shall set forth the class of shareholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Company; and any other provisions with respect to the procedure which the Board of Directors considers necessary or appropriate. On receipt by the Secretary of the Company of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the holder of record of the specified stock in place of the shareholder who makes the certification.

Section 2.13 Control Share Acquisition Act.   Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Company. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1 General Powers.   The business and affairs of the Company shall be managed by, or under the direction of, its Board of Directors. In addition to the powers and authorities expressly conferred by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law or by the Charter or these Bylaws conferred on or reserved to the shareholders.

Section 3.2 Number, Tenure and Resignation.   The number of Directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the entire Board of Directors, but shall consist of not more than fifteen (15) nor less than three (3) Directors; provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be residents of the State of Maryland and need not hold shares in the Company. Any Director of the Company may resign at any time by delivering his or her resignation to the Board of Directors, the Chairman of the Board or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

Section 3.3 Composition of the Board of Directors.   Except during a period of vacancy or vacancies on the Board of Directors, a majority of the Directors at all times shall be persons who are Independent Directors (as that term is defined in the Charter). The Chairman of the Board and the Vice Chairman of the Board shall be chosen from among the Directors.

Section 3.4 Regular Meetings.   A regular meeting of the Board of Directors to elect officers and consider other business shall be held without notice other than this Section 3.4 immediately after, and at the same place as, each annual meeting of shareholders. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may, by resolution, designate the time and place for additional regular meetings without notice other than such resolution.

Section 3.5 Special Meetings.   Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or a majority of the entire Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meeting.

Section 3.6 Notice.   Notice of any special meeting shall be given to each Director at his business or residence as recorded in the books and records of the Company or at such other address as such Director may designate in writing to the Secretary of the Company by mail, by telegram or express courier, charges prepaid, by facsimile, electronic mail or telephonic communication. If mailed, such notice shall be deemed adequately delivered if deposited in the United States mail so addressed, with postage thereon prepaid, at least three (3) days before the day of such meeting. If by telegram, such notice shall be deemed adequately delivered if the telegram is delivered to the telegraph company at least twenty-four (24) hours before the time set for such meeting. If by express courier, the notice shall be deemed adequately given if delivered to the courier company at least two (2) days before the day of such meeting, marked for delivery by no later than the morning of the following day. If by telephone, electronic mail or facsimile, the notice shall be deemed adequately delivered if given at least twelve (12) hours prior to the time set for such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the Directors are present or if those not present waive notice of the meeting in writing, either before or after such meeting. Attendance of a Director at a meeting shall constitute waiver of notice of that meeting unless he or she attends for the sole and express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.

Section 3.7 Quorum; Voting.   At least a majority of the entire Board of Directors shall constitute a quorum for the transaction of business, provided, that if, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority or other percentage of a specified group of Directors is required for action, a quorum must also include a majority or such other percentage of such group. Anything else herein to the contrary notwithstanding, if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal or departure of enough Directors to leave fewer than a quorum.

Except as may otherwise be provided by the Charter, these Bylaws or applicable law, the act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If enough Directors have withdrawn from a meeting to leave fewer than required to establish a quorum but the meeting is not adjourned, the action of the majority of that number of Directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 3.8 Organization.   At each meeting of the Board of Directors, the Chairman of the Board or, in the absence of the Chairman, the Vice Chairman of the Board, if any, shall act as Chairman of the meeting. In the absence of both the Chairman and Vice Chairman of the Board, the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President or, in the absence of the President, a Director chosen by a majority of the Directors present shall act as Chairman of the meeting. The Secretary or, in his or her absence, an assistant Secretary of the Company or, in the absence of the Secretary and all Assistant Secretaries, an individual appointed by the Chairman of the meeting shall act as Secretary of the meeting.

Section 3.9 Participation By Conference Telephone.   Members of the Board of Directors may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation in a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 3.10 Presumption of Assent.   A Director of the Company who is present at a meeting of the Directors at which action on any company matter is taken shall be presumed to have assented to the action taken unless the Director announces his or her dissent at the meeting and (i) the dissent is entered in the minutes of the meeting, (ii) the Director files a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or (iii) the Director forwards his or her written dissent within 24 hours after the meeting is adjourned, by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, to the Secretary of the meeting or the Secretary of the Company.

Section 3.11 Adjournments.   Any meeting of the Board of Directors may be adjourned prior to the completion of business thereat. Notice of the subsequent meeting held as a result of an adjournment, other than by announcement at the meeting at which the adjournment is taken, shall not be necessary. If a quorum is present at such subsequent meeting, any business may be transacted thereat which could have been transacted at the meeting which was adjourned. Attendance of a Director at a meeting shall constitute waiver of notice of that meeting unless he or she attends for the sole and express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.

Section 3.12 Action by Board Consent.   If all of the Directors of the Board of Directors consent in writing or by electronic transmission to any action required or permitted to be taken at a meeting of the Board of Directors and such consent is filed by the Secretary of the Company with the minutes of proceedings of the Board of Directors, the action shall be as valid as though it had been taken at a meeting of the Board.

Section 3.13 Vacancies.   If for any reason any or all of the Directors cease to be Directors, such event shall not terminate the Company or affect these Bylaws or the powers of the remaining Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum, and any Director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Independent Directors shall nominate replacements for vacancies among the Independent Directors’ positions.

Section 3.14 Committees.

A.   Number, Tenure and Qualifications. The Board of Directors may designate from among the members of the Board of Directors one or more committees comprised of one or more Directors to serve at the pleasure of the Board of Directors. A majority of the members of each committee shall be Independent Directors. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Director to act in the place of such absent member. The Board of Directors may delegate to committees appointed under this Section 3.14A any of the powers of the Board of Directors, except as prohibited by law. Except as may be otherwise provided by the Board of Directors, any committee may delegate some or all of its power and authority to one or more subcommittees, composed of one or more Directors, as the committee deems appropriate in its sole discretion.

B.   Meetings. Notice of committee meetings shall be given in the same manner as notice for meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the committee) may fix the time and place of its meeting unless the Board of Directors shall otherwise provide. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

C.   Vacancies. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

Section 3.15 Compensation.   Directors shall not receive any stated salary for their services as Directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Company and for any service or activity they performed or engaged in as Directors, including under an incentive plan approved by the Board of Directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as Directors; but nothing herein contained shall be construed to preclude any Directors from serving the Company in any other capacity and receiving compensation therefor.

Section 3.16 Reliance.   Each Director and officer of the Company shall, in the performance of his or her duties with respect to the Company, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Company whom the Director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the Director or officer reasonably believes to be within the person’s professional or expert competence, or, with respect to a Director, by a committee of the Board of Directors on which the Director does not serve, as to a matter within its designated authority, if the Director reasonably believes the committee to merit confidence.

Section 3.17 Certain Rights of Directors, Officers, Employees and Agents.   A Director, officer, employee or agent shall have no responsibility to devote his or her full time to the affairs of the Company. Any Director, officer, employee or agent, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Company.

Section 3.18 Ratification.   The Board of Directors or the shareholders may ratify any action or inaction by the Company or its officers to the extent that the Board of Directors or the shareholders could have originally authorized the matter and, if so ratified, such action or inaction shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Company and its shareholders. Any action or inaction questioned in any proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a Director, officer or shareholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the shareholders, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

Section 3.19 Emergency Provisions.   Notwithstanding any other provision in the Charter or these Bylaws, this Section 3.19 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Section 3.7 of these Bylaws cannot readily be obtained (an “Emergency”). During any Emergency, unless otherwise provided by the Board of Directors, (a) a meeting of the Board of Directors or a committee thereof may be called by any Director or officer by any means feasible under the circumstances; (b) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many Directors and by such means as may be feasible at the time, including publication, television or radio; and (c) the number of Directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

ARTICLE IV
OFFICERS

Section 4.1 Categories of Officers.   The officers of the Company shall include a President, a Secretary and a Treasurer and may include a Chief Executive Officer, Chief Financial Officer, one or more Managing Directors, Executive Vice Presidents, Senior Vice Presidents or Vice Presidents. Any reference in these Bylaws to a “Vice President” shall include any Executive Vice President or Senior Vice President, and any reference in these Bylaws to an “Executive Vice President” shall include any Managing Director. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as it shall deem necessary or appropriate. Two or more offices may be held by the same person, except that a person may not concurrently serve as the President and a Vice President. Each officer chosen or appointed in the manner prescribed in these Bylaws shall have such powers and duties as generally pertain to his or her office or offices, subject to the specific provisions of this ARTICLE IV. Such officers also shall have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof authorized to do so.

Section 4.2 Election and Term of Office.   The officers of the Company shall be elected by the Board of Directors, except that the Chief Executive Officer or President may from time to time appoint one or more Vice Presidents. Each officer shall hold office for the term specified by the Board of Directors or appointing officer or, if no such term is specified, serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided.

Section 4.3 Chief Executive Officer.   The Chief Executive Officer shall act in a general executive capacity and shall be responsible for the administration and operation of the Company’s business and general supervision of its policies and affairs and shall have such powers and perform such other duties as the Board of Directors from time to time may prescribe. The Chief Executive Officer may, in the absence of or because of the inability to act of the Chairman of the Board and the Vice Chairman of the Board, preside at all meetings of shareholders and of the Board of Directors. The Chief Executive Officer may sign, alone or with the Secretary or any Assistant Secretary or any other officer of the Company properly authorized by the Board of Directors or the Chief Executive Officer, certificates, contracts and other instruments of the Company.

Section 4.4 President.   The President shall be the chief operating officer of the Company, shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Company’s business and general supervision of its policies and affairs and shall have such powers and perform such other duties as the Board of Directors from time to time may prescribe. The President may, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer and, in the absence of or because of the inability to act of the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer, preside at all meetings of shareholders and of the Board of Directors. The President may sign, alone or with the Secretary or any Assistant Secretary or any other officer of the Company properly authorized by the Board of Directors or the Chief Executive Officer, certificates, contracts and other instruments of the Company unless the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Company or shall be required by law to be otherwise executed.

Section 4.5 Chief Financial Officer.   The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.

Section 4.6 Vice Presidents.   The Vice President (or, in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the Chief Executive Officer and the President in the absence or disability of both the Chief Executive Officer and the President, and shall have such powers and perform such other duties as the Board of Directors, the Chief Executive Officer or the President from time to time may prescribe.

Section 4.7 Secretary.   The Secretary shall give, or cause to be given, notice of all meetings of shareholders and Directors and all other notices required by law, by the Charter or by these Bylaws. The Secretary shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the shareholders of the Company in a book or books to be kept for that purpose, shall be custodian of the corporate records, shall keep a register of the post office address of each shareholder, shall have general charge of the stock transfer books of the Company and shall perform such other duties as from time to time may be prescribed by the Board of Directors, the Chief Executive Officer or the President. The Secretary shall have custody of the seal, if any, of the Company and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chief Executive Officer, the President or any Executive Vice President, and shall attest to the same.

Section 4.8 Treasurer.   The Treasurer shall have custody of all Company funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Company. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Company in such manner as may be ordered by the Board of Directors, the Chief Executive Officer, the President or any Executive Vice President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chief Executive Officer, the President and the Board of Directors, whenever requested, an account of all his or her transactions as Treasurer and of the financial condition of the Company. The Treasurer also shall perform such duties and have such powers as the Board of Directors from time to time may prescribe.

Section 4.9 Removal.   Any officer elected by the Board of Directors or appointed in the manner prescribed hereby may be removed by the Board of Directors whenever, in their judgment, the best interests of the Company would be served thereby. No elected or appointed officer shall have any contractual rights against the Company for compensation by virtue of such election or appointment beyond the date of the election or appointment of his or her successor, his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in an employment or similar contract or under an employee deferred compensation plan.

Section 4.10 Salaries.   The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a Director.

Section 4.11 Vacancies.   Any newly created office or vacancy in any office because of death, resignation or removal shall be filled by the Board of Directors or, in the case of an office not specifically provided for in Section 4.1 hereof, by or in the manner prescribed by the Board of Directors. The officer so selected shall hold office until his or her successor is duly selected and shall have qualified, unless he or she sooner resigns or is removed from office in the manner provided in these Bylaws.

Section 4.12 Resignations.   Any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Secretary. No action shall be required of the Board of Directors or the shareholders to make any such resignation effective.

ARTICLE V
SHARE CERTIFICATES AND TRANSFERS

Section 5.1 Share Certificates.   Except as may otherwise be provided by the Board of Directors or any officer of the Company, shareholders of the Company are not entitled to certificates representing the shares of stock held by them. In the event that the Company issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Company in any manner permitted by the MGCL. In the event that the Company issues shares of stock without certificates, to the extent then required by the MGCL, the Company shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no difference in the rights and obligations of shareholders based on whether or not their shares are represented by certificates.

Section 5.2 Transfers; Stock Ledger.   All transfers of shares of stock shall be made on the books of the Company in such manner as the Board of Directors or any officer of the Company may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors or an officer of the Company that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, to the extent then required by the MGCL, the Company shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. The Company shall maintain (or have maintained on its behalf) a stock ledger containing the name and address of each shareholder and the number of shares of each class held by such shareholder.

Section 5.3 Record Date.   The Board of Directors may fix, in advance, a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or shareholders entitled to receive payment of any dividend or distribution or the allotment of any rights, or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or in order to make a determination of shareholders for any other proper purpose. Such record date shall not be prior to the close of business on the day such date is fixed and shall not be more than ninety (90) days, and in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed, the determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of the business on the day on which notice of the meeting is mailed. If no record date is fixed, the record date for determining shareholders for any purpose other than that specified in the preceding sentence shall be at the close of business on the day on which the resolution of the Board of Directors relating thereto is adopted. When a determination of shareholders of record entitled to vote at any meeting of shareholders has been made as provided in this Section 5.3, such record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting may be determined as set forth herein.

Section 5.4 Registered Shareholders.   The Company shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by the laws of the State of Maryland, shall not be bound to recognize any equitable or other claim to or interest in the shares.

Section 5.5 Lost Certificates.   The Board of Directors or officer may direct a new certificate to be issued in place of a certificate alleged to have been destroyed or lost if the owner makes an affidavit that it is destroyed or lost. The Board or officer, in its or their discretion, may, as a condition precedent to issuing the new certificate, require the owner to give the Company a bond as indemnity against any claim that may be made against the Company on the certificate allegedly destroyed or lost.

Section 5.6 Fractional Stock; Issuance of Units.   The Board of Directors may authorize the Company to issue fractional shares of stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the issuance of units consisting of different securities of the Company.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1 Fiscal Year.   The fiscal year of the Company shall begin on the first (1st) day of January and end on the thirty-first (31st) day of December of each year. The Board of Directors shall have the power, from time to time, to fix or change the fiscal year of the Company by a duly adopted resolution.

Section 6.2 Seal.   The Board of Directors may authorize the adoption of a seal by the Company. The seal shall contain the name of the Company and the year of its incorporation and the words “Incorporated Maryland.” The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof. Whenever the Company is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Company.

Section 6.3 Contracts.   The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Company and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Company when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.

Section 6.4 Signing of Checks and Notes.   All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company shall be signed by such person or persons as may be designated by the Board of Directors, the Chief Executive Officer or the President.

Section 6.5 Deposits.   All funds of the Company not otherwise employed shall be deposited or invested from time to time to the credit of the Company as the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer or any other officer designated by the Board of Directors may determine.

Section 6.6 Waiver of Notice.   Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE VII
INVESTMENT POLICY

Subject to the provisions of the Charter, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Company as it shall deem appropriate in its sole discretion.

ARTICLE VIII
AMENDMENTS

The Board of Directors shall have the power to alter, amend or repeal any provision of these Bylaws and to adopt new Bylaws. The Bylaws may be altered, amended or repealed, and new Bylaws may be adopted, at any meeting of the Board by a majority vote of the directors of the Company. In addition, pursuant to a binding proposal that is submitted to the shareholders for approval at a duly called annual meeting or special meeting of shareholders by a shareholder, the shareholders shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to alter, amend or repeal any provision of these Bylaws and to adopt new Bylaws, except that the shareholders shall not have the power to alter this Article VIII or adopt any provision of these Bylaws inconsistent with this Article VIII without the approval of the Board of Directors.

Annex G
AMENDED AND RESTATED BYLAWS

OF

~~RICH UNCLES~~RW HOLDINGS NNN REIT, INC.

~~July 8, 2015~~
, 2019

ARTICLE I ~~–~~– OFFICES AND RECORDS	G-1
Section 1.1 ~~–~~– Principal Office	G-1
Section 1.2 ~~–~~– Additional Offices	G-1
Section 1.3 ~~–~~– Books and Records	G-1

ARTICLE II ~~–~~– SHAREHOLDERS	G-1
Section 2.1 ~~–~~– Annual Meeting	G-1
Section 2.2 ~~–~~– Special Meetings	G-1
Section 2.3 ~~–~~– Place of Meeting	G-~~2~~1
Section 2.4 ~~–~~– Notice of Meeting	G-~~2~~1
Section 2.5 – ~~Meeting Without Notice; Waiver of Notice–~~– Quorum	G-2
Section 2.6 ~~–~~– ~~Quorum~~Adjournment	G-2
Section 2.7 ~~–~~– ~~Adjournment~~Proxies	G-2
~~Section 2.8 – Proxies~~	~~G-3~~
Section ~~2.9 –~~2.8 – Notice of Shareholder Business and Nominations	G-~~3~~2
Section 2.9 – Inspectors	G-5
Section 2.10 ~~–~~– Procedure for Election of Directors; Vote of Shareholders	G-~~4~~5
~~Section 2.11 – Vote of Shareholders~~	~~G-5~~
Section ~~2.12 – Opening~~2.11 – Organization and ~~Closing the Polls~~Conduct of Meetings	G-5
~~Section 2.13 – Inspectors~~	~~G-5~~
Section ~~2.14 – Action by Shareholder~~2.12 – Voting of Stock by Certain ~~Consent~~Holders	G-~~5~~6
Section 2.13 – Control Shares Acquisition Act	G-6

ARTICLE III ~~–~~– BOARD OF DIRECTORS	G-~~5~~6
Section 3.1 ~~–~~– General Powers	G-~~5~~6
Section 3.2 ~~–~~– Number, Tenure and ~~Qualifications~~Resignation	G-6
Section 3.3 ~~–~~– Composition of the Board of Directors	G-6
Section 3.4 ~~–~~– Regular Meetings	G-6
Section 3.5 ~~–~~– Special Meetings	G-6
Section 3.6 ~~–~~– Notice	G-~~6~~7
Section 3.7 ~~–~~– Quorum; Voting	G-7
Section 3.8 – Organization	G-7
Section ~~3.8 –~~3.9 – Participation ~~by~~By Conference Telephone	G-7
Section ~~3.9 –~~3.10 – Presumption of Assent	G-7
Section ~~3.10 –~~3.11 – Adjournments	G-7
Section ~~3.11 –~~3.12 – Action by Board Consent	G-8
Section ~~3.12 –~~3.13 – Vacancies	G-8
~~Section 3.13 – Removal~~	~~G-8~~
Section 3.14 – Committees	G-8
Section 3.15 – Compensation	G-8
Section 3.16 – Reliance	G-8
Section 3.17 – Certain Rights of Directors, Officers, Employees and Agents	G-9
Section 3.18 – Ratification	G-9
Section 3.19 – Emergency Provisions	G-9

ARTICLE IV ~~–~~– OFFICERS	G-9
Section 4.1 ~~–~~– Categories of Officers	G-9
Section 4.2 ~~–~~– Election and Term of Office	G-9
Section 4.3 ~~–~~– Chief Executive Officer	G-9
Section 4.4 ~~–~~– President	G-~~10~~9
G-i

Section 4.5 – Chief Financial Officer	G-10
Section ~~4.5 –~~4.6 – Vice Presidents	G-10
Section 4.7 – Secretary	G-10
Section 4.8 – Treasurer	G-10
Section 4.9 – Removal	G-10
Section 4.10 – Salaries	G-10
Section 4.11 – Vacancies	G-10
Section 4.12 – Resignations	G-10

ARTICLE V – SHARE CERTIFICATES AND TRANSFERS	G-11
Section 5.1 – Share Certificates	G-11
Section 5.2 – Transfers; Stock Ledger	G-11
Section 5.3 – Record Date	G-11
Section 5.4 – Registered Shareholders	G-11
Section 5.5 – Lost Certificates	G-11
Section 5.6 – Fractional Stock; Issuance of Units	G-11

ARTICLE VI – MISCELLANEOUS PROVISIONS	G-11
Section 6.1 – Fiscal Year	G-11
Section 6.2 – Seal	G-12
Section 6.3 – Contracts	G-12
Section 6.4 – Signing of Checks and Notes	G-12
Section 6.5 – Deposits	G-12
Section 6.6 – Waiver of Notice	G-12

ARTICLE VII – INVESTMENT POLICY	G-12

ARTICLE VIII – AMENDMENTS	G-12
~~Section 4.6 - Secretary~~	~~G-10~~
~~Section 4.7 - Treasurer~~	~~G-10~~
~~Section 4.8 - Removal~~	~~G-11~~
~~Section 4.9 - Salaries~~	~~G-11~~
~~Section 4.10 - Vacancies~~	~~G-11~~
~~Section 4.11 - Resignations~~	~~G-11~~

~~ARTICLE V - SHARE CERTIFICATES AND TRANSFERS~~	~~G-11~~
~~Section 5.1 - Share Certificates~~	~~G-11~~
~~Section 5.2 - Record Date and Closing of Transfer Books~~	~~G-12~~
~~Section 5.3 - Registered Shareholders~~	~~G-12~~
~~Section 5.4 - Lost Certificates~~	~~G-12~~

~~ARTICLE VI - MISCELLANEOUS PROVISIONS~~	~~G-13~~
~~Section 6.1 - Fiscal Year~~	~~G-13~~
~~Section 6.2 - Dividends~~	~~G-13~~
~~Section 6.3 - Seal~~	~~G-13~~
~~Section 6.4 - Execution of Written Instruments~~	~~G-13~~
~~Section 6.5 - Signing of Checks and Notes~~	~~G-13~~
~~Section 6.6 - Indemnification and Insurance~~	~~G-13~~

~~ARTICLE VII - AMENDMENT~~	~~G-17~~
G-ii

BYLAWS

OF

~~RICH UNCLES~~RW HOLDINGS NNN REIT, INC.
Organized under the Laws of the State of Maryland
ARTICLE I
OFFICES AND RECORDS
Section 1.1 Principal~~Offices. The address of the principal office of the Corporation in the State of Maryland is c/o Capitol Corporate Services, Inc., 3206 Tower Oaks Blvd., 4th Floor, Rockville, Maryland 20852.The address of the~~Office. The principal office of the Company ~~is 3080 Bristol Street, Suite 550, Costa Mesa, California 92626.~~in the State of Maryland shall be located at such place as the Board of Directors may designate.
Section 1.2 Additional Offices. The Company may have such other offices, including a principal executive office, either within or without the State of Maryland, as the Board of Directors from time to time may designate or as the business of the Company from time to time may require.
Section 1.3 Books and Records. The books and records of the Company may be kept, either within or without the State of Maryland, at such place or places as the Board of Directors from time to time may designate; provided, however, that a record of the Company’s shareholders, giving the names, addresses and telephone numbers of all shareholders alphabetically and the number of shares held by each ~~(the “Shareholders List”)~~, shall be kept at the Company’s principal office ~~and shall be available for inspection by any shareholder or the shareholder's designated agent at such office upon the request of the shareholder. The Shareholders List shall be updated at least quarterly to reflect changes in the information contained therein~~.
ARTICLE II
SHAREHOLDERS
Section 2.1 Annual Meeting. An annual meeting of the shareholders of the Company shall be held each year on such date and at such time and place as may be fixed by resolution of the Board of Directors provided, however, such meeting shall be not be held less than thirty (30) days following delivery of the annual report. The Board of Directors, including the Independent Directors (as defined in the charter of the Company (the “Charter”)), shall take reasonable steps to ~~insure~~ensure that this requirement is met timely. ~~In the event that the Board of Directors fails to call the annual meeting, any shareholder of the Company may make demand that such meeting be held within a reasonable time, such demand to be made in writing by registered mail to any officer or director of the Company. If the annual meeting is not called within sixty (60) days following such demand, any shareholder may compel the holding of the annual meeting. The Chairman of the Board shall preside at the annual meeting of shareholders. The Vice Chairman of the Board shall, in the absence of the Chairman, preside at the annual meeting of shareholders.~~
Section 2.2 Special Meetings. Special meetings of the shareholders may be called only by the Chief Executive Officer, the President, the Board of Directors pursuant to a resolution adopted by a majority of the ~~total number~~entire Board of Directors ~~constituting the whole Board of Directors (the “Whole Board”)~~ or by a majority of the total number of Independent Directors~~, or by written request to the Secretary by the holders of not less than 10~~. Any such special meeting of shareholders shall be held on the date and at the time and place set by the Chief Executive Officer, the President, the Board of Directors or the Independent Directors, whoever has called the meeting. A special meeting of shareholders shall also be called by the Secretary of the Company to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than ten percent of all ~~of the shares then outstanding and entitled to vote at such meeting (the “Voting Shares”)~~the votes entitled to be cast on such matter at such meeting. The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting. Within ten days after receipt of such written request, either in person or by mail, the Secretary of the Company shall provide all shareholders with written notice, either in person or by mail, of such meeting and the purpose of such meeting. Notwithstanding anything to the contrary herein, such meeting shall be held not less than 15 days nor more than 60 days after the Secretary’s delivery of such notice. Subject to the foregoing sentence, such meeting shall be held at the time and place specified in the shareholder request; provided, however, that if none is so specified, such meeting shall be held at a time and place convenient to the shareholders.

Section 2.3 Place of Meeting. Meetings shall be held at the principal office of the Company or at such other place, ~~within or without the State of Maryland, as the Board of Directors from time to time by resolution may designate~~ as shall be set in accordance with these Bylaws and stated in the notice of the meeting.
Section 2.4 Notice of Meeting. ~~Written or printed notice,~~Except as provided otherwise in Section 2.2, not less than ten nor more than 90 days before each meeting of shareholders, the Secretary shall give to each shareholder entitled to vote at such meeting and to each shareholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place~~, day and hour~~ of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose ~~or purposes~~ for which the meeting is called, ~~shall be prepared and delivered by the Company, not less than fifteen (15) days nor more than sixty (60) days before the date of the meeting, personally or by mail, to each shareholder of record entitled to vote at such meeting and to each other shareholder or other person, if any, entitled to notice of the meeting~~by mail, by presenting it to such shareholder personally, by leaving it at the shareholder’s residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If delivered personally, such notice shall be deemed given when delivered to the shareholder. If delivered by mail, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the shareholder at his or her address as it appears on the share transfer books of the Company. ~~Meetings may be held without notice if all shareholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 2.5 of these Bylaws.~~If transmitted electronically, such notice shall be deemed to be given when transmitted to the shareholder by an electronic transmission to any address or number of the shareholder at which the shareholder receives electronic transmissions. The Company may give a single notice to all shareholders who share an address, which single notice shall be effective as to any shareholder at such address, unless a shareholder at such address objects in writing to receiving such single notice or revokes in writing a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more shareholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting.
Subject to Section 2.8A, any business of the Company may be transacted at an annual meeting of shareholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of shareholders except as specifically designated in the notice. Any previously scheduled meeting of the shareholders may be postponed or cancelled by resolution of the Board of Directors upon public notice given prior to the date scheduled for such meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this Section 2.4.
Section 2.5 ~~Meeting Without Notice; Waiver of Notice. Either before or after a shareholders’ meeting, a shareholder may waive notice thereof by executing a waiver of notice to be filed with the Company’s records of shareholder meetings. Any such written waiver shall be deemed to be the equivalent of notice pursuant to Section 2.4 hereof. Attendance at a shareholders’ meeting, either in person or by proxy, by a person entitled to notice thereof, shall constitute a waiver of notice of the meeting unless such person attends for the sole and express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.~~Quorum. At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the Charter for the vote necessary for the approval of any matter. The shareholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough shareholders to leave fewer than would be required to establish a quorum.
Section 2.6 ~~Quorum. Except as otherwise provided by law or by the Articles of Incorporation of the Company, as amended, and as the same may be amended or restated from time to time (the “Articles of Incorporation”), the holders of a majority of the Voting Shares, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such business.~~

~~Section 2.7~~ Adjournment. A meeting of shareholders convened on the date for which it was called may be adjourned prior to the completion of business thereat to a date not more than one hundred twenty (120) days after the record date of the original meeting. If a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or shareholders may adjourn the meeting to such other time and place as the ~~holders of a majority of the Voting Shares, represented in person or by proxy,~~chairman shall determine. Notice of a subsequent meeting held as a result of an adjournment, other than by announcement at the meeting at which the adjournment was taken, shall not be necessary. If a quorum is present or represented at such subsequent meeting, any business may be transacted thereat which could have been transacted at the meeting which was adjourned.
Section ~~2 .8~~2.7 Proxies. At all meetings of shareholders, a shareholder entitled to vote may vote in person or by proxy executed ~~in writing~~ by the shareholder or by his duly authorized ~~attorney-in-fact~~agent in any manner permitted by applicable law. A proxy shall not be valid after eleven (11) months from the date of its execution unless a longer period is expressly stated therein. A proxy shall be revocable unless the proxy form states conspicuously that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy or evidence of authorization must be filed with the Secretary of the Company or his representative at or before the time of the meeting to which it relates.
Section ~~2.9~~2.8 Notice of Shareholder Business and Nominations.
A. Annual Meeting of Shareholders
(1) Nominations of ~~persons~~individuals for election to the Board of Directors ~~of the Company~~ and the proposal of other business to be considered by the shareholders may be made at an annual meeting of shareholders (i) pursuant to the Company’s notice of meeting ~~delivered pursuant to Section 2.4 of these Bylaws;~~, (ii) by or at the direction of the Board of Directors~~;~~ or (iii) by any shareholder of the Company ~~who is entitled to vote at the meeting, who has complied with the notice procedures set forth in clause (2) of this Paragraph A and~~ who was a shareholder of record at the ~~time such notice is delivered to the Secretary of the Company~~record date set by the Board of Directors for the purpose of determining shareholders entitled to vote at the annual meeting, at the time of giving of notice by the shareholder as provided for in this Section 2.8A and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 2.8A.
(2) For ~~nominations~~any nomination or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of ~~Paragraph~~paragraph A(1) of this Section ~~2.9,~~2.8, the shareholder must have given timely notice thereof in writing to the Secretary of the Company~~.~~ and any such other business must otherwise be a proper matter for action by the shareholders. To be timely, a shareholder’s notice shall set forth all information required under this Section 2.8 and shall be delivered to the Secretary at the principal executive office of the Company not ~~less~~earlier than ~~seventy (70) days nor more than ninety (90) days~~the 150th day nor later than 5:00 p.m., Pacific Time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 2.8C(3) of this Article II) for the preceding year’s annual meeting; provided, however, that in the event that the date of ~~an~~the annual meeting is advanced ~~by more than thirty (30) days~~ or delayed by more than ~~sixty (60)~~30 days from ~~such~~the first anniversary ~~date, then, to be timely~~of the date of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the ~~ninetieth (90~~150th~~)~~ day prior to the date of such annual meeting and not later than ~~the close of business~~5:00 p.m., Pacific Time, on the ~~seventieth (70th) day prior to such annual meeting.~~later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.
(3) Such shareholder’s notice shall set forth:
(i) as to each ~~person~~individual whom the shareholder proposes to nominate for election or reelection as a Director (each, a “Proposed Nominee”), all information relating to ~~such person~~the Proposed Nominee that ~~is~~would be required to be disclosed in ~~solicitations of proxies for election of Directors, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected;~~ connection with the solicitation of proxies for the election of the

Proposed Nominee as a Director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;
(ii) as to any other business that the shareholder proposes to bring before the meeting, a ~~brief~~ description of ~~the~~such business ~~desired to be brought before the meeting~~, the shareholder’s reasons for ~~conducting~~proposing such business at the meeting and any material interest in such business of such shareholder ~~and the beneficial owner, if any, on whose behalf the proposal is made; and~~ or any Shareholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the shareholder or the Shareholder Associated Person therefrom;
(iii) as to the shareholder giving the notice ~~and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such shareholder, as they appear on the Company’s share transfer books, and the name and address of such beneficial owner; (b) the class or~~, any Proposed Nominee and any Shareholder Associated Person,
(A) the class, series and number of all shares of ~~beneficial interest~~stock or other securities of the Company (collectively, the “Company Securities”), if any, which are owned (beneficially ~~and~~or of record) by such shareholder ~~and such beneficial owner; and (c) the date or dates upon which the shareholder~~, Proposed Nominee or Shareholder Associated Person and the date on which each such Company Security was acquired ~~ownership~~and the investment intent of such ~~shares.~~acquisition and
(B) the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such shareholder, Proposed Nominee or Shareholder Associated Person;
(iv) as to the shareholder giving the notice, any Shareholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 2.8A and any Proposed Nominee,
(A) the name and address of such shareholder, as they appear on the Company’s stock ledger, and the current name and business address, if different, of each such Shareholder Associated Person and any Proposed Nominee and
(B) the investment strategy or objective, if any, of such shareholder and each such Shareholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such shareholder and each such Shareholder Associated Person;
(v) the name and address of any person who contacted or was contacted by the shareholder giving the notice or any Shareholder Associated Person about the Proposed Nominee or other business proposal; and
(vi) to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the Proposed Nominee or the proposal of other business.
(4) Such shareholder’s notice shall, with respect to any Proposed Nominee, be accompanied by a written undertaking executed by the Proposed Nominee (i) that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Company in connection with service or action as a Director that has not been disclosed to the Company and (b) will serve as a Director of the Company if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Company, upon request by the shareholder providing the notice).
(5) Notwithstanding anything in this subsection A of this Section 2.8 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 2.8C(3) of this Article II) for the preceding year’s annual meeting, a shareholder’s notice required by this Section 2. 8A shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Company not later than 5:00 p.m., Pacific Time, on the tenth day following the day on which such public announcement is first made by the Company.
(6) For purposes of this Section 2 .8, “Shareholder Associated Person” of any shareholder shall mean (i) any person acting in concert with such shareholder, (ii) any beneficial owner of shares of stock of the Company owned of record or beneficially by such shareholder (other than a shareholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such shareholder or such Shareholder Associated Person.
B. Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Company’s notice of meeting pursuant to Section 2.4 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which Directors are to be elected pursuant to the Company’s notice of meeting only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 2.2 for the purpose of electing Directors, by any shareholder of the Company who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section ~~2.9 and~~2.8 and by any shareholder of the Company who is a shareholder of record at the ~~time such notice is delivered to the Secretary of the Company. Nominations by shareholders of persons for election~~record date set by the Board of Directors for the purpose of determining shareholders entitled to vote at the special meeting, at the time of giving of notice provided for in this Section 2.8 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated. In the event the Company calls a special meeting of shareholders for the purpose of electing one or more individuals to the Board of Directors ~~may be made at such special meeting of shareholders~~, any shareholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Company’s notice of meeting, if the shareholder’s notice ~~as~~, containing the information required by ~~Paragraph~~paragraphs A(~~2~~3) and (4) of this Section ~~2.9 shall be~~2.8, is delivered to the Secretary at the principal executive office of the Company not earlier than the ~~ninetieth (90th)~~120th day prior to such special meeting and not later than ~~the close of business~~5:00 p.m., Pacific Time on the ~~seventieth (70th)~~later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.
C. General.
(1) If information submitted pursuant to this Section 2 .8 by any shareholder proposing a nominee for election as a Director or any proposal for other business at a meeting of shareholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 2 .8. Any such shareholder shall notify the Company of any inaccuracy or change (within two business days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such shareholder shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (i) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Company, to demonstrate the accuracy of any information submitted by the shareholder pursuant to this Section 2.8 and (ii) a written update of any information (including, if requested by the Company, written confirmation by such shareholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the shareholder pursuant to this Section 2.8 as of an earlier date . If a shareholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 2.8.
(2) Only persons who are nominated in accordance with the procedures set forth in this Section ~~2 .9~~2.8 shall be eligible to serve as Directors, and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the ~~Articles of Incorporation~~Charter or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in this Section ~~2.9~~2.8 and, if any proposed nomination or business is determined not to be in compliance herewith, to declare that such defective nomination or proposal shall be disregarded.
(3) For purposes of this Section 2.8, “the date of the proxy statement” shall have the same meaning as “the date of the company’s proxy statement released to shareholders” as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. “Public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act.
(4) Notwithstanding the foregoing provisions of this Section 2.8, a shareholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.8. Nothing in this Section 2.8 shall be deemed to affect any right of a shareholder to request inclusion of a proposal in, or the right of the Company to omit a proposal from any proxy statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.Nothing in this Section 2. 8 shall require disclosure of revocable proxies received by the shareholder or Shareholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such shareholder or Shareholder Associated Person under Section 14(a) of the Exchange Act.
~~Section 2.10 Procedure for Election of Directors. Each shareholder having the right to vote for the election of Directors shall, unless otherwise provided in the Articles of Incorporation or by applicable law, have the right to vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are to be elected and for whose election such shareholder has the right to vote. Unless otherwise provided by the Articles of Incorporation, no shareholder shall have the right or be permitted to cumulate his or her votes on any basis. Election of Directors at all meetings of the shareholders at which Directors are to be elected may be viva voce, unless the chairman of the meeting shall order, or any shareholder shall demand, that voting be by written ballot. Voting on any other question or election may be viva voce, unless the chairman of the meeting shall order, or any shareholder shall demand, that voting be by written ballot.~~
(5) Notwithstanding anything in these Bylaws to the contrary, except as otherwise determined by the chairman of the meeting, if the shareholder giving notice as provided for in this Section 2.8 does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a Director or the proposed business, as applicable, such matter shall not be considered at the meeting.
Section 2.9 Inspectors. The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. Except as otherwise provided by the chairman of the meeting, the inspectors, if any, shall (a) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (b) receive and tabulate all votes, ballots or consents, (c) report such tabulation to the chairman of the meeting, (d) hear and determine all challenges and questions arising in connection with the right to vote, and (e) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.
Section 2.10 Procedure for Election of Directors; Vote of Shareholders. The holders of a majority of the shares of stock of the Company entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the Board of Directors, vote to elect a Director. Each share entitles the holder thereof to vote for as many individuals as there are Directors to be elected and for whose election the holder is entitled to vote. Unless otherwise provided by the Charter, no shareholder shall have the right or be permitted to cumulate his or her votes on any basis. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute, by the Charter or by the Board of Directors. Unless otherwise provided by statute or by the Charter, each outstanding share of stock, regardless of class, entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of shareholders . Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise.
Section 2.11 ~~Vote of Shareholders. Each shareholder having the right to vote shall be entitled at every meeting of shareholders to one (1) vote for every share standing in his or her name on the record date fixed by the Board of Directors pursuant to Section 5.2 of these Bylaws. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any resolution adopted by the Board of Directors, or any resolution adopted by a majority of the Whole Board, each matter submitted to the shareholders at any meeting at which a quorum is present shall be decided by a majority of the shares entitled to vote on, and voted for or against, the matter.~~Organization and Conduct of Meetings. Every meeting of shareholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting in the following order: the Lead Independent Director, if there is one, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and within each rank, in their order of seniority, the Secretary or, in the absence of such officers, a chairman chosen by the shareholders by the vote of a majority of the votes cast by shareholders present in person or by proxy. The Secretary or, in the case of a vacancy in the office or absence of the Secretary, an Assistant Secretary or an individual appointed by the Board of Directors or the chairman of the meeting shall act as Secretary. In the event that the Secretary presides at a meeting of shareholders, an Assistant Secretary or, in the absence of all Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of shareholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the shareholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance or participation at the meeting to shareholders of record of the Company, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting the time allotted to questions or comments; (d) determining when and for how long the polls should be opened and when the polls should be closed and when announcement of the results should be made; (e) maintaining order and security at the meeting; (f) removing any shareholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (g) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; and (h) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with any rules of parliamentary procedure.
~~Section 2.12 Opening and Closing the Polls. The chairman of the meeting shall fix, and announce at the meeting, the date and time of the opening and the closing of the polls for each matter upon which the shareholders are to vote at the meeting.~~
Section ~~2.13 Action by Shareholder Consent. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action. Every written consent shall bear the date of signature of each shareholder who signs the consent.~~2.12 Voting of Stock by Certain Holders. Stock of the Company registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the President or a vice President, managing member, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any trustee or fiduciary, in such capacity, may vote stock registered in such trustee’s or fiduciary’s name, either in person or by proxy.

~~Section 2.14 Distributions to Shareholders.~~
Shares of stock of the Company directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.
~~A. Distributions. The Board of Directors shall determine the amount and timing of distributions to shareholders and may declare the amount of any distributions and record date of such distributions in the Board’s sole discretion.. All distributions to holders the Company’s common stock shall be made pro rata according to the number of outstanding shares held by each shareholder. Shares of stock held in the treasury of the Company shall not participate in distributions to shareholders.~~
The Board of Directors may adopt by resolution a procedure by which a shareholder may certify in writing to the Company that any shares of stock registered in the name of the shareholder are held for the account of a specified person other than the shareholder. The resolution shall set forth the class of shareholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Company; and any other provisions with respect to the procedure which the Board of Directors considers necessary or appropriate. On receipt by the Secretary of the Company of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the holder of record of the specified stock in place of the shareholder who makes the certification.
~~B. Distributions in Kind. Distributions in kind shall not be permitted, except for (1) distributions of readily marketable securities, (2) distributions of beneficial interests in a liquidating trust established for the dissolution of the Company in accordance with its articles of incorporation, or (3) distributions of in-kind property where the Board of Directors (x) advises each stockholder of the risks associated with the direct ownership of the property, (y) offer each stockholder the option of receiving in-kind property and (z) distribute in-kind property only to those stockholders who accept the Board of Directors’ offer.~~
Section 2.13 Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Company. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.
ARTICLE III
BOARD OF DIRECTORS
Section 3.1 General Powers. The business and affairs of the Company shall be managed by, or under the direction of, its Board of Directors. In addition to the powers and authorities expressly conferred by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law or by the ~~Articles of Incorporation~~Charter or these Bylaws ~~required to be exercised or done by~~conferred on or reserved to the shareholders.
Section 3.2 Number, Tenure and ~~Qualifications~~Resignation. The number of Directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the ~~Whole~~entire Board of Directors, but shall consist of not more than ~~seven~~fifteen (~~7~~15) nor less than three (3) Directors ~~who~~; provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be residents of the State of Maryland and need not hold shares in the Company. Any Director of the Company may resign at any time by delivering his or her resignation to the Board of Directors, the Chairman of the Board or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

Section 3.3 Composition of the Board of Directors. Except during a period of vacancy or vacancies on the Board of Directors, a majority of the Directors at all times shall be persons who are Independent Directors (as that term is defined in ~~Section 3.14~~the Charter). The Chairman of the Board and the Vice Chairman of the Board shall be chosen from among the Directors.
Section 3.4 Regular Meetings. A regular meeting of the Board of Directors to elect officers and consider other business shall be held without notice other than this Section 3.4 immediately after, and at the same place as, each annual meeting of shareholders. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may, by resolution, designate the time and place for additional regular meetings without notice other than such resolution. ~~The Chairman of the Board shall preside at regular meetings of the Board of Directors. The Vice Chairman of the Board shall, in the absence of the Chairman, preside at regular meetings of the Board of Directors.~~
Section 3.5 Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or a majority of the ~~Whole~~entire Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meeting. ~~The Chairman of the Board shall preside at special meetings of the Board of Directors. The Vice Chairman of the Board shall, in the absence of the Chairman, preside at special meetings of the Board of Directors.~~
Section 3.6 Notice. Notice of any special meeting shall be given to each Director at his business or residence as recorded in the books and records of the Company or at such other address as such Director may designate in writing to the Secretary of the Company by mail, by telegram or express courier, charges prepaid, by facsimile, electronic mail or telephonic communication. If mailed, such notice shall be deemed adequately delivered if deposited in the United States mail so addressed, with postage thereon prepaid, at least ~~five~~three (~~5~~3) days before the day of such meeting. If by telegram, such notice shall be deemed adequately delivered if the telegram is delivered to the telegraph company at least twenty-four (24) hours before the time set for such meeting. If by express courier, the notice shall be deemed adequately given if delivered to the courier company at least two (2) days before the day of such meeting, marked for delivery by no later than the morning of the following day. If by telephone, electronic mail or facsimile, the notice shall be deemed adequately delivered if given at least twelve (12) hours prior to the time set for such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting~~, except for amendments to these Bylaws as provided under ARTICLE VII hereof~~. A meeting may be held at any time without notice if all the Directors are present or if those not present waive notice of the meeting in writing, either before or after such meeting. Attendance of a Director at a meeting shall constitute waiver of notice of that meeting unless he or she attends for the sole and express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.
Section 3.7 Quorum; Voting. At least a majority of the ~~Whole~~entire Board of Directors shall constitute a quorum for the transaction of business, provided, that if, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority or other percentage of a specified group of Directors is required for action, a quorum must also include a majority or such other percentage of such group. Anything else herein to the contrary notwithstanding, if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal or departure of enough Directors to leave fewer than a quorum.
Except as may otherwise be provided by the ~~Articles of Incorporation~~Charter, these Bylaws or applicable law, the act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. ~~The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal or departure of enough Directors to leave less than a quorum~~If enough Directors have withdrawn from a meeting to leave fewer than required to establish a quorum but the meeting is not adjourned, the action of the majority of that number of Directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 3.8 Organization. At each meeting of the Board of Directors, the Chairman of the Board or, in the absence of the Chairman, the Vice Chairman of the Board, if any, shall act as Chairman of the meeting. In the absence of both the Chairman and Vice Chairman of the Board, the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President or, in the absence of the President, a Director chosen by a majority of the Directors present shall act as Chairman of the meeting. The Secretary or, in his or her absence, an assistant Secretary of the Company or, in the absence of the Secretary and all Assistant Secretaries, an individual appointed by the Chairman of the meeting shall act as Secretary of the meeting.
Section ~~3.8~~3.9 Participation By Conference Telephone. Members of the Board of Directors~~, or any committee thereof,~~ may participate in a meeting ~~of such Board or committee~~ by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation in a meeting pursuant to this Section ~~3.8~~ 3.9 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.
Section ~~3.9~~3.10 Presumption of Assent. A Director of the Company who is present at a meeting of the Directors at which action on any company matter is taken shall be presumed to have assented to the action taken unless the Director announces his or her dissent ~~shall be~~at the meeting and (i) the dissent is entered in the minutes of the meeting ~~or unless he or she shall file~~, (ii) the Director files a written dissent to such action with the person acting as the ~~secretary~~Secretary of the meeting before the adjournment thereof or (iii) the Director forwards his or her written dissent within 24 hours after the meeting is adjourned, by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, to the Secretary of the meeting or the Secretary of the Company.
Section ~~3.10~~3.11 Adjournments. Any meeting of the Board of Directors may be adjourned prior to the completion of business thereat. Notice of the subsequent meeting held as a result of an adjournment, other than by announcement at the meeting at which the adjournment is taken, shall not be necessary. If a quorum is present at such subsequent meeting, any business may be transacted thereat which could have been transacted at the meeting which was adjourned. Attendance of a Director at a meeting shall constitute waiver of notice of that meeting unless he or she attends for the sole and express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.
Section ~~3. 11~~3.12 Action by Board Consent. If all of the Directors ~~or all of the members of a committee~~ of the Board of Directors consent in writing or by electronic transmission to any action required or permitted to be taken at a meeting of the Board of Directors ~~or the committee, as applicable, and the writing or writings evidencing~~and such consent is ~~or are~~ filed by the Secretary of the Company with the minutes of proceedings of the Board of Directors ~~or such committee~~, the action shall be as valid as though it had been taken at a meeting of the Board ~~or committee~~.
~~Section 3.12 Vacancies. Except as otherwise provided in this Section 3.12, unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, or other cause relating to a then-existing Board position shall be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board of Directors, and newly created Director positions resulting from an increase in the authorized number of Directors shall be filled by the affirmative vote of a majority of the Whole Board and, in either event, Directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until such Director’s successor shall have been duly elected and qualified. No decrease in the number of authorized Directors constituting the Whole Board shall shorten the term of any incumbent Director. Vacancies on the Board of Directors due to the removal of a Director also may be filled by the shareholders at an annual or special meeting called for that purpose, and Directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until each such Director’s successor shall have been duly elected and qualified. The appointment or election of a successor Director shall be considered an amendment to the Articles of Incorporation.~~
Section 3.13 ~~Removal. Any Director, or the entire Board of Directors, may be removed from office at any time by the affirmative vote of the holders of at least a majority of the then outstanding Common (voting) Shares, voting together as a single class.~~Vacancies. If for any reason any or all of the Directors cease to be Directors, such event shall not terminate the Company or affect these Bylaws or the powers of the remaining

Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum, and any Director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Independent Directors shall nominate replacements for vacancies among the Independent Directors’ positions.
Section 3.14 Committees. ~~The Board of Directors, by resolution or resolutions passed by a majority of the Whole Board, may designate from among the members of the Directors one or more committees which, to the extent provided in such resolution or resolutions, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the Company to the extent consistent with the laws of the State of Maryland and as may be delegated to them by the Board of Directors.~~
A. Number, Tenure and Qualifications. The Board of Directors may designate from among the members of the Board of Directors one or more committees comprised of one or more Directors to serve at the pleasure of the Board of Directors. A majority of the members of each committee shall be Independent Directors. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Director to act in the place of such absent member. The Board of Directors may delegate to committees appointed under this Section 3.14A any of the powers of the Board of Directors, except as prohibited by law. Except as may be otherwise provided by the Board of Directors, any committee may delegate some or all of its power and authority to one or more subcommittees, composed of one or more Directors, as the committee deems appropriate in its sole discretion.
~~Section 3.15 Independent Directors. For purposes of these Bylaws, a Director shall be considered an ”Independent Director” if such Director satisfies such standards of independence as are or may be established by the laws of the State of Maryland and as may be set forth in the Articles of Incorporation. A Director will be considered to be independent only if the Board of Directors has concluded, upon inquiry, that the Director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or its subsidiaries) and is independent under relevant standards adopted by the laws of the State of Maryland.~~B. Meetings. Notice of committee meetings shall be given in the same manner as notice for meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate ~~one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Unless the Board of Directors shall provide otherwise, the presence of one-half (1/2) of the total membership of any committee of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of such committee and the act of a majority of those present shall be the act of such committee. Each committee shall keep regular minutes of its proceedings and report the same to the full Board of Directors when so requested.~~a chairman of any committee and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the committee) may fix the time and place of its meeting unless the Board of Directors shall otherwise provide. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.
C. Vacancies. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.
Section 3.15 Compensation. Directors shall not receive any stated salary for their services as Directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Company and for any service or activity they performed or engaged in as Directors,including under an incentive plan approved by the Board of Directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the

Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as Directors; but nothing herein contained shall be construed to preclude any Directors from serving the Company in any other capacity and receiving compensation therefor.
Section 3.16 Reliance. Each Director and officer of the Company shall, in the performance of his or her duties with respect to the Company, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Company whom the Director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the Director or officer reasonably believes to be within the person’s professional or expert competence, or, with respect to a Director, by a committee of the Board of Directors on which the Director does not serve, as to a matter within its designated authority, if the Director reasonably believes the committee to merit confidence.
Section 3.17 Certain Rights of Directors, Officers, Employees and Agents. A Director, officer, employee or agent shall have no responsibility to devote his or her full time to the affairs of the Company. Any Director, officer, employee or agent, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Company.
Section 3.18 Ratification. The Board of Directors or the shareholders may ratify any action or inaction by the Company or its officers to the extent that the Board of Directors or the shareholders could have originally authorized the matter and, if so ratified, such action or inaction shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Company and its shareholders. Any action or inaction questioned in any proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a Director, officer or shareholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the shareholders, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.
Section 3.19 Emergency Provisions. Notwithstanding any other provision in the Charter or these Bylaws, this Section 3.19 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Section 3.7 of these Bylaws cannot readily be obtained (an “Emergency”). During any Emergency, unless otherwise provided by the Board of Directors, (a) a meeting of the Board of Directors or a committee thereof may be called by any Director or officer by any means feasible under the circumstances; (b) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many Directors and by such means as may be feasible at the time, including publication, television or radio; and (c) the number of Directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.
ARTICLE IV
OFFICERS
Section 4.1 Categories of Officers. The officers of the Company shall ~~consist of~~include a President, a Secretary and a Treasurer and may include a Chief Executive Officer, ~~a President~~Chief Financial Officer, one or more Managing Directors, Executive Vice Presidents, Senior Vice Presidents or Vice Presidents~~, a Secretary and a Treasurer~~. Any reference in these Bylaws to a “Vice President” shall include any Executive Vice President or Senior Vice President, and any reference in these Bylaws to an “Executive Vice President” shall include any Managing Director. ~~Such officers, assistant officers, agents and employees as~~In addition, the Board of Directors~~, the Chief Executive Officer, the President or any Executive Vice President or Managing Director may from time to time deem necessary may be elected by the Board of Directors or appointed by the Chief Executive Officer, the President or any Managing Director or Executive Vice President, except that no officer may appoint an officer that holds a position that is senior to such person’s own position~~ may from time to time elect such other officers with such powers and duties as it shall deem necessary or appropriate. Two or more offices may be held by the same person, except that a person may not concurrently serve as the President and a ~~Managing Director, Vice President, Senior Vice President or Executive~~ Vice President. Each officer chosen or appointed in the manner prescribed in these Bylaws shall have such powers and duties as generally pertain to his or her office or offices, subject to the specific provisions of this ARTICLE IV. Such officers also shall have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof authorized to do so.
Section 4.2 Election and Term of Office. The officers of the Company ~~at or above the level of Vice President, whether previously elected or appointed,~~ shall be elected ~~annually~~ by the Board of Directors ~~at the regular meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as is convenient.~~, except that the Chief Executive Officer or President may from time to time appoint one or more Vice Presidents. Each officer shall hold office for the term specified by the Board of Directors or appointing officer or, if no such term is specified, serve until his or her successor ~~shall have been duly~~is elected and ~~shall have qualified,~~qualifies or until his or her death ~~or until he or she shall resign or be removed from office~~, or his or her resignation or removal in the manner hereinafter provided.
Section 4.3 Chief Executive Officer. The Chief Executive Officer shall act in a general executive capacity and shall be responsible for the administration and operation of the Company’s business and general supervision of its policies and affairs and shall have such powers and perform such other duties as the Board of Directors from time to time may prescribe. The Chief Executive Officer may, in the absence of or because of the inability to act of the Chairman of the Board and the Vice Chairman of the Board, preside at all meetings of shareholders and of the Board of Directors. The Chief Executive Officer may sign, alone or with the Secretary or any ~~assistant secretary~~Assistant Secretary or any other officer of the Company properly authorized by the Board of Directors or the Chief Executive Officer, certificates, contracts and other instruments of the Company.
Section 4.4 President. The President shall be the chief operating officer of the Company, shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Company’s business and general supervision of its policies and affairs and shall have such powers and perform such other duties as the Board of Directors from time to time may prescribe. The President may, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer and, in the absence of or because of the inability to act of the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer, preside at all meetings of shareholders and of the Board of Directors. The President may sign, alone or with the Secretary or any ~~assistant secretary~~Assistant Secretary or any other officer of the Company properly authorized by the Board of Directors or the Chief Executive Officer, certificates, contracts and other instruments of the Company ~~as authorized by~~unless the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Company or shall be required by law to be otherwise executed.
Section 4.5 Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.
Section ~~4.5~~4.6 Vice Presidents. The Vice President ~~or Vice Presidents, if any, including any Executive Vice Presidents and Senior Vice Presidents,~~(or, in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the Chief Executive Officer and the President in the absence or disability of both the Chief Executive Officer and the President, and shall have such powers and perform such other duties as the Board of Directors, the Chief Executive Officer or the President from time to time may prescribe.
Section ~~4.6~~4.7 Secretary. The Secretary shall give, or cause to be given, notice of all meetings of shareholders and Directors and all other notices required by law, by the ~~Articles of Incorporation or by these Bylaws, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors, upon whose request the meeting is called, as provided in~~Charter or by these Bylaws. The Secretary shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the shareholders of the Company in a book or books to be kept for that purpose, shall be custodian of the corporate records, shall keep a register of the post office address of each shareholder, shall have general charge of the stock transfer books of the Company and shall perform such other duties as from time to time may be prescribed by the Board of Directors, the Chief Executive Officer or the President. The Secretary shall have custody of the seal, if any, of the Company and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chief Executive Officer, the President or any Executive Vice President, and shall attest to the same.
Section ~~4.7~~4.8 Treasurer. The Treasurer shall have custody of all Company funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Company. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Company in such manner as may be ordered by the Board of Directors, the Chief Executive Officer, the President or any Executive Vice President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chief Executive Officer, the President and the Board of Directors, whenever requested, an account of all his or her transactions as Treasurer and of the financial condition of the Company. ~~If required by the Board of Directors, the Treasurer shall give the Company a bond for the faithful discharge of his or her other duties in such amount and with such surety as the Board of Directors shall prescribe.~~ The Treasurer also shall perform such duties and have such powers as the Board of Directors from time to time may prescribe.
Section ~~4.8~~4.9 Removal. Any officer elected by the Board of Directors or appointed in the manner prescribed hereby may be removed by ~~a majority of the members of the Whole~~the Board of Directors whenever, in their judgment, the best interests of the Company would be served thereby. No elected or appointed officer shall have any contractual rights against the Company for compensation by virtue of such election or appointment beyond the date of the election or appointment of his or her successor, his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in an employment or similar contract or under an employee deferred compensation plan.
Section ~~4.9 Salaries~~. ~~The Board of Directors shall fix the salaries of the Chief Executive Officer and the President of the Company, or may delegate the authority to do so to a duly constituted Executive Compensation Committee. The salaries of other officers, agents and employees of the Company may be fixed by the Board of Directors, by a committee of the Board or by another officer or committee to whom that function has been delegated by the Board of Directors.~~4.10 Salaries. The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a Director.
Section ~~4.10~~4.11 Vacancies. Any newly created office or vacancy in any office because of death, resignation or removal shall be filled by the Board of Directors or, in the case of an office not specifically provided for in Section 4.1 hereof, by or in the manner prescribed by the Board of Directors. The officer so selected shall hold office until his or her successor is duly selected and shall have qualified, unless he or she sooner resigns or is removed from office in the manner provided in these Bylaws.
Section ~~4.11~~4.12 Resignations. Any ~~Director or~~ officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Secretary. No action shall be required of the Board of Directors or the shareholders to make any such resignation effective.
ARTICLE V
SHARE CERTIFICATES AND TRANSFERS
Section 5.1 Share Certificates. ~~Each shareholder shall be entitled to a certificate or certificates, in a form approved by the Board of Directors and consistent with the laws of the State of Maryland, which shall represent and certify the number, kind and class of shares owned by him or her in the Company. Each certificate shall be signed by the Chief Executive Officer, the President or a Vice President, and by the Secretary or the Treasurer (or an assistant secretary or assistant treasurer, if any) and, pursuant to resolution s of the Board of Directors; any such signature may be in facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed on, a certificate has ceased to hold such office before the certificate is issued, it nevertheless may be issued by the Company with the same effect as if he or she held such office at the date of issue.~~Except as may otherwise be provided by the Board of Directors or any officer of the Company, shareholders of the Company are not entitled to certificates representing the shares of stock held by them. In the event that the Company issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Company in any manner permitted by the MGCL. In the event that the Company issues shares of stock without certificates, to the extent then required by the MGCL, the Company shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no difference in the rights and obligations of shareholders based on whether or not their shares are represented by certificates.
Section 5.2 Transfers; Stock Ledger. All transfers of shares of stock shall be made on the books of the Company in such manner as the Board of Directors or any officer of the Company may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors or an officer of the Company that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, to the extent then required by the MGCL, the Company shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. The Company shall maintain (or have maintained on its behalf) a stock ledger containing the name and address of each shareholder and the number of shares of each class held by such shareholder.
Section ~~5.2~~5.3 Record Date ~~and Closing of Transfer Books~~. The Board of Directors may fix, in advance, a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or shareholders entitled to receive payment of any dividend or distribution or the allotment of any rights, or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or in order to make a determination of shareholders for any other proper purpose. Such record date shall not be prior to the close of business on the day such date is fixed and shall not be more than ~~sixty~~ninety (~~60~~90) days, and in case of a meeting of shareholders, not less than ~~fifteen~~ten (1510) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. ~~For the purpose of determining such shareholders, the Directors may provide that the stock transfer books of the Company be closed for a stated period not to exceed sixty (60) days. If the stock transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, the stock transfer books shall be closed for at least fifteen (15) days immediately before the meeting.~~ If no record date is fixed ~~and the Company’s stock transfer books are not closed~~, the determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of the business on the day on which notice of the meeting is mailed. If no record date is fixed, the record date for determining shareholders for any purpose other than that specified in the preceding sentence shall be at the close of business on the day on which the resolution of the Board of Directors relating thereto is adopted. When a determination of shareholders of record entitled to vote at any meeting of shareholders has been made as provided in this Section ~~5.2,~~5.3, such ~~determination shall apply to any future meeting in respect of an adjournment thereof, except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired, or except where the Directors fix a new record date under this section~~record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such ~~future~~ meeting may be determined as set forth herein.
Section ~~5.3~~5.4 Registered Shareholders. The Company shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by the laws of the State of Maryland, shall not be bound to recognize any equitable or other claim to or interest in the shares. ~~Shares of the Company shall be transferred on its books only upon the surrender to the Company of the share certificates duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and upon presentation of adequate evidence of the validity of the transfer under this Section 5 .3 and the laws of the State of Maryland. In that event, the surrendered certificates shall be canceled, new certificates issued to the person entitled to them and the transaction recorded on the books of the Company.~~
Section ~~5.4~~5.5 Lost Certificates. The Board of Directors or officer may direct a new certificate to be issued in place of a certificate alleged to have been destroyed or lost if the owner makes an affidavit that it is destroyed or lost. The Board or officer, in its or their discretion, may, as a condition precedent to issuing the new certificate, require the owner to give the Company a bond as indemnity against any claim that may be made against the Company on the certificate allegedly destroyed or lost.

Section 5.6 Fractional Stock; Issuance of Units. The Board of Directors may authorize the Company to issue fractional shares of stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the issuance of units consisting of different securities of the Company.
ARTICLE VI
MISCELLANEOUS PROVISIONS
Section 6.1 Fiscal Year. The fiscal year of the Company shall begin on the first (1st) day of January and end on the thirty-first (31st) day of December of each year. The Board of Directors shall have the power, from time to time, to fix or change the fiscal year of the Company by a duly adopted resolution.
Section 6.2 ~~Dividends. The Board of Directors may from time to time declare, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Articles of Incorporation.~~Seal. The Board of Directors may authorize the adoption of a seal by the Company. The seal shall contain the name of the Company and the year of its incorporation and the words “Incorporated Maryland.” The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof. Whenever the Company is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Company.
Section 6.3 ~~Seal. The seal of the Company, if any, shall have inscribed thereon the name of the Company and shall be in such form as may be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.~~Contracts. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Company and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Company when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.
~~Section 6.4 Execution of Written Instruments.~~ Contracts, deeds, documents, and other instruments shall be executed by the Chief Executive Officer, the President or a Vice President and attested by the Secretary or an assistant secretary, unless the Board of Directors or any of the officers listed above shall designate other authorized signatories or other procedures for their execution.
Section ~~6.5~~6.4 Signing of Checks and Notes. ~~Checks, notes~~All checks, drafts~~, and demands for money~~ or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company shall be signed by such person or persons as may be designated by the Board of Directors, the Chief Executive Officer or the President.
Section ~~6.6 Indemnification and Insurance~~.6.5 Deposits. All funds of the Company not otherwise employed shall be deposited or invested from time to time to the credit of the Company as the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer or any other officer designated by the Board of Directors may determine.
~~A. Definitions. In this Section 6.6:~~
~~(1) “Company” includes any domestic or foreign predecessor of the Company in a merger, consolidation, or other transaction in which the liabilities of the predecessor are transferred to the Company by operation of law and in any other transaction in which the Company assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject of this Section 6.6.~~
~~(2) “Indemnitee” means (i) any present or former Director, officer, employee or agent of the Company, (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the Company’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another real estate investment trust or foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Directors or any committee thereof to serve in any of the capacities referred to in clause (i) or (ii) hereof.~~
~~(3) “Official Capacity” means (i) when used with respect to a Director, the office of Director of the Company and (ii)when used with respect to a person other than a Director, the elective or appointive office~~

~~of the Company held by such person or the employment or agency relationship undertaken by such person on behalf of the Company, but in each case does not include service for any other real estate investment trust or foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.~~
~~(4) “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.~~
~~B. Indemnification. The Company shall indemnify every Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, is or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 6.6.A(1), if it is determined in accordance with Section 6.6.D that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the Company’s best interests and, in all other cases, that his conduct was at least not opposed to the Company’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Company or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company. Except as provided in the immediately preceding proviso to the first sentence of this Section 6.6.B, no indemnification shall be made under this Section 6.6 .B in respect of any Proceeding in which such Indemnitee shall have been (x) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s Official Capacity, or (y) found liable to the Company. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 6.6.B. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee.~~
~~C. Successful Defense. Without limitation of Section 6. 6.B and in addition to the indemnification provided for in Section 6.6.B, the Company shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he is a witness or a named defendant or respondent because he served in any of the capacities referred to in Section 6.6.A (1), if such person has been wholly successful, on the merits or otherwise, in defense of the Proceeding.~~
~~D. Determinations. Any indemnification under Section 6.6. B (unless ordered by a court of competent jurisdiction) shall be made by the Company only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Directors by a majority vote of a quorum consisting of Directors who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Directors, duly designated to act in the matter by a majority vote of all Directors (in which designation Directors who are named defendants or respondWents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 6.6.D or, if the requisite quorum of all of the Directors cannot be obtained and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the shareholders in a vote that excludes the shares held by Directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses~~

~~must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 6.6.D that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.~~
~~E. Advancement of Expenses. Reasonable expenses (including court costs and attorneys’ fees) incurred by an Indemnitee who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid or reimbursed by the Company at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 6.6.D, after receipt by the Company of (a) a written affirmation by such Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company under this Section 6. 6 and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 6.6 . Such written undertaking shall be an unlimited general obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Section 6.6, the Company may pay or reimburse expenses incurred by an Indemnitee in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not named a defendant or respondent in the Proceeding.~~
~~F. Enforcement. If a claim under paragraph B of this Section 6.6 is not paid in full by the Company within thirty (30) calendar days after a written claim has been received by the Company, the claimant may at any time thereafter (but prior to payment of the claim) bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under laws of the State of Maryland for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel or shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the laws of the State of Maryland, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.~~
~~G. Authorization to Purchase Insurance. The Company may purchase and maintain insurance, at its expense, on its own behalf and on behalf of any person who is or was a Director, officer, employee or agent of the Company or who while a Director, officer, employee or agent of the Company is or was serving at the request of the Company as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Company would have the power to indemnify such person against such expense or liability under the laws of the State of Maryland.~~
~~H. Other Indemnification and Insurance. The indemnification provided by this Section 6.6 shall (a) not be deemed exclusive of, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the Company’s Articles of Incorporation, any law, agreement or vote of shareholders or disinterested Directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the Company on behalf of any Indemnitee, both as to action in his Official Capacity and as to action in any other capacity, (b) continue as to a person who has ceased to be in the capacity by reason of which he was an Indemnitee with respect to matters arising during the period he was in such capacity, and (c) inure to the benefit of the heirs, executors and administrators of such a person.~~
~~I. Notice. Any indemnification of or advance of expenses to an Indemnitee in accordance with this Section 6.6 shall be reported in writing to the shareholders of the Company with or before the notice or waiver of notice of the next shareholders’ meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the twelve-month period immediately following the date of the indemnification or advance.~~

~~J. Construction. The indemnification provided by this Section 6.6 shall be subject to all valid and applicable laws, including, without limitation, the laws of the State of Maryland, and, in the event this Section 6.6 or any of the provisions hereof or the indemnification contemplated hereby are found to be inconsistent with or contrary to any such valid laws, the latter shall be deemed to control and this Section 6.6 shall be regarded as modified accordingly, and, as so modified, shall continue in full force and effect.~~
~~K. Continuing Offer, Reliance, Etc. The provisions of this Section 6.6 (a) are for the benefit of, and may be enforced by, each Indemnitee of the Company, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Company and such Indemnitee and (b) constitute a continuing offer to all present and future Indemnitees. The Company, by its adoption of these Bylaws, (x) acknowledges and agrees that each Indemnitee of the Company has relied upon and will continue to rely upon the provisions of this Section 6.6 in becoming, and serving in any of the capacities referred to in Section 6.6.A(1) hereof, (y) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnitees and (z) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his right to enforce the provisions of this Section 6.6 in accordance with their terms by any act or failure to act on the part of the Company.~~
~~L. Indemnification of Shareholders. The Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder. The Company shall reimburse each shareholder for all legal and other expenses reasonably incurred by such shareholder in connection with any such claim or liability.~~
Section 6.6 Waiver of Notice. Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.
~~M. Authority to Further Indemnify. The Company may, to the extent authorized from time to time by the Directors, grant rights of indemnification and rights to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of this Section 6.6 with respect to the indemnification and advancement of expenses of Directors and officers of the Company.~~
ARTICLE VII
INVESTMENT POLICY
~~N. Effect of Amendment. No amendment, modification or repeal of this Section 6 .6 or any provision of this Section 6.6 shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitees to be indemnified by the Company, nor the obligation of the Company to indemnify any such Indemnitees, under and in accordance with the provisions of this Section 6.6 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may be asserted.~~
Subject to the provisions of the Charter, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Company as it shall deem appropriate in its sole discretion.
ARTICLE ~~VII~~VIII
AMENDMENTS
~~These~~The Board of Directors shall have the power to alter, amend or repeal any provision of these Bylaws and to adopt new Bylaws. The Bylaws may be altered, amended~~, added to, rescinded~~ or repealed, and new Bylaws may be adopted, at any meeting of the ~~shareholders, provided that notice of the proposed change was given in the notice of the meeting given pursuant to Section 2. 4 of these Bylaws and~~Board by a majority vote of the directors of the Company. In addition, pursuant to a binding proposal that is submitted to the shareholders for approval at a duly called annual meeting or special meeting of shareholders by a shareholder, the shareholders shall have the power, by the affirmative vote of ~~the holders of that proportion of the Voting Shares necessary to approve an amendment to the Company’s Articles of Incorporation pursuant to such Articles of Incorporation and the laws of the State of Maryland, voting together as a single class, shall be required~~a majority of all votes entitled to be cast on the matter, to alter, amend or repeal any provision of these Bylaws~~.~~ and to adopt new Bylaws, except that the shareholders shall not have the power to alter this Article VIII or adopt any provision of these Bylaws inconsistent with this Article VIII without the approval of the Board of Directors.

Annex H

Amendment to Amended & Restated Declaration of Trust of Rich Uncles Real Estate Investment Trust I

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
AMENDMENT TO AMENDED AND RESTATED DECLARATION OF TRUST

RICH UNCLES REAL ESTATE INVESTMENT TRUST I, an unincorporated California real estate investment trust (the “Company”), hereby certifies that:

FIRST: The Amended and Restated Declaration of Trust of the Company (the “Charter”) is hereby amended (this “Amendment”) by deleting in their entirety and marking as “Reserved” the following:

1. Section 5.1(P);

2. Section 5.1(Q); and

3. Section 10.9 “Roll-up Transaction.”

SECOND: This Amendment as set forth above has been approved by the board of trust managers and the shareholders of the Company as required by law.

THIRD: The undersigned officer of the Company acknowledges this Amendment to be the trust act of the Company and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested by its              this     day of    , 2019.

ATTEST:		RICH UNCLES REAL ESTATE INVESTMENT TRUST I

By		By
	Raymond J. Pacini		Aaron Halfacre
	Chief Financial Officer		Chief Executive Officer

H-1

Annex I

Pro Forma Financial Information

Unaudited

Background

On September 19, 2019, NNN REIT, NNN REIT OP, Merger Sub and REIT I entered into an Agreement and Plan of Merger whereby REIT I will be merged into Merger Sub. Upon closing of the Merger, REIT I’s outstanding shares of common stock will be converted into NNN REIT’s Class C Common Stock on a 1 for 1 basis.

On September 19, 2019, NNN REIT and NNN REIT OP entered into a Contribution Agreement with BrixInvest and Daisho, pursuant to which Daisho will contribute to NNN REIT OP all of the membership interests in NewCo and certain assets related to the business of BrixInvest, in exchange for 657,949 Class M OP Units of NNN REIT OP (the “Self-Management Transaction”). As part of the Self-Management Transaction, NNN REIT will enter into a series of agreements and amendments to existing agreements. BrixInvest is the parent company of Daisho, which is in turn, prior to the Self-Management Transaction, the parent company of NewCo. Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to NewCo and (ii) BrixInvest will spin off Daisho to the BrixInvest members. Pursuant to the Self-Management Transaction, Daisho will contribute to NNN REIT OP all of the membership interests in NewCo in exchange for the Class M OP Units. As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary, Daisho, will transfer all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities, to NewCo, and will distribute 100% of the ownership interests in Daisho to the members of BrixInvest. It is anticipated that the closing of the Self-Management Transaction will occur after the closing of the Merger; however the closing of the Self-Management Transaction is not contingent on the closing of the Merger.

The Class M units will be convertible into NNN REIT’s Class C Common Stock after the first four year anniversary of completing the Self- Management Transaction. The initial conversion ratio is 5 shares of NNN Class C Common Stock for each Class M unit, subject to discounts for early conversion and subject to increases in the conversion ratio if certain milestones are achieved during the four years following the Self- Management Transaction.

The Merger will be accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805, Business Combinations with NNN REIT treated as the accounting acquirer. The total purchase price will be allocated to REIT I’s individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets will be recognized at their estimated fair values in accordance with ASC 350. The allocation of the purchase price reflected in these unaudited pro forma consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations at the time of the Merger. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma consolidated financial statements.

The Self- Management Transaction is expected to be accounted for as a business combination in accordance with ASC 805, Business Combinations. The total purchase price will be allocated to NewCo’s individual assets acquired and liabilities assumed based upon their estimated fair values. Intangible assets will be recognized at their estimated fair values in accordance with ASC 805 with the balance of the purchase price allocated to goodwill. The allocation of the purchase price reflected in these unaudited pro forma consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations at the time of the Self-Management Transaction. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired, goodwill and liabilities assumed could change significantly from those used in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are prepared and are based on assumptions and estimates considered appropriate by the management of NNN REIT. However, they are not necessarily indicative of what the Combined Company’s financial condition or results of operations actually would have been if the Merger and Self- Management Transaction had been consummated as of the dates indicated, nor do they purport to represent the consolidated financial position or results of operations for future periods. Additionally, the unaudited pro forma consolidated financial statements do not include the impact of any of the potential synergies that may be achieved in the Merger and/or the Self-Management Transaction or any strategies that the Combined Company’s management may adopt in order to continue to efficiently manage the ongoing operations of the Combined Company.

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2018 and the six months ended June 30, 2019, give effect to the Merger and the Self-Management Transaction as if the Merger and the Self- Management Transaction had been consummated on January 1, 2018 (the “Pro Forma Effective Date”). The unaudited pro forma consolidated balance sheet gives effect to the Merger and the Self- Management Transaction as if they had occurred on June 30, 2019.

You are urged to read the following unaudited pro forma financial information in conjunction with the Consolidated Balance Sheets of NNN REIT and REIT I as of December 31, 2018 and 2017, and the related Consolidated Statements of Operations, Stockholders Equity and Cash Flows for the years then ended and the Notes thereto, and the Unaudited Condensed Consolidated Balance Sheets of NNN REIT and REIT I as of June 30, 2019 and December 31, 2018 and the related Unaudited Condensed Consolidated Statements of Operations, Stockholders Equity and Cash Flows for the three and six months ended June 30, 2019 and 2018, and the Notes thereto.

NNN REIT and REIT I are working to complete the Merger by late December 2019 or early January 2020. However, it is possible that factors outside the control of both companies could result in the Merger being completed at a later time, or not at all. NNN REIT and REIT I expect to complete the Merger as soon as reasonably practicable following the satisfaction of all closing conditions.

NNN REIT and BrixInvest are working to complete the Self-Management Transaction by the end of 2019. However, it is possible that factors outside the control of both companies could result in the Self-Management Transaction being completed at a later time, or not at all. NNN REIT and BrixInvest expect to complete the Self-Management Transaction as soon as reasonably practicable following the satisfaction of all closing conditions. The estimated fair value was based on NNN REIT’s current NAV per share of $10.16 and the expected probability of achieving the earnout milestones.

The valuation of the BrixInvest operations provided in the pro forma Self-Management Transaction financial statements reflect an analysis prepared by an independent third-party and reviewed by management. The goodwill implied in the valuation includes the value of the collected workforce and their management and advisory skills with respect to REIT formation, long and short-term lease acquisition strategies, equity-raising activities, real estate asset and property management, financing and restructuring transactions, and real estate and REIT accounting as well as the consideration for expected revenues to be generated from BRIX REIT, an affiliated REIT which is not a subject of the Merger or Self-Management Transaction and is expected to continue to provide fees from management activities including but not limited to acquisition and asset management fees.

NNN REIT’s NAV is expected to be updated in the first quarter of 2020 utilizing the same NAV methodology that has been used in prior years. NNN REIT also plans to update its expected probability of achieving the earnout milestones in the first quarter of 2020. Therefore, the final estimated fair value that will be recorded following closing of the Self-Management Transaction remains subject to change. Furthermore, the allocation of the purchase price between intangible assets, other assets and goodwill that is included in these pro forma financial statements is also expected to be updated following closing of the Self-Management Transaction.

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2019
(Unaudited)

	Historical	Historical			Pro Forma	Historical			Pro Forma
	NNN REIT	REIT I	Merger	A	Merged	BrixInvest	Self - Management	L	Combined Company
ASSETS
Real estate investments:
Land	$41,126,392	$29,247,323	$4,441,292	B	$74,815,007	$—	$—		$74,815,007
Building and improvements	176,367,798	96,196,593	9,234,065	B	281,798,456	—	—		281,798,456
Tenant origination and absorption cost	17,717,819	12,033,433	951,558	B	30,702,810	—	—		30,702,810
Total real estate	235,212,009	137,477,349	14,626,915		387,316,273	—	—		387,316,273
Less: accumulated depreciation and amortization	(15,346,655)	(16,832,718)	16,832,718	C	(15,346,655)	—	—		(15,346,655)
Total investments in real estate property, net	219,865,354	120,644,631	31,459,633		371,969,618	—	—		371,969,618
Investments in unconsolidated entities	13,987,073	—	(3,359,296)	D	10,627,777	112,400	(107,400)	M	10,632,777
Real estate investments, net	233,852,427	120,644,631	28,100,337		382,597,395	112,400	(107,400)		382,602,395
Cash and cash equivalents	10,635,254	3,081,847	(2,030,000)	E	11,687,101	259,910	(5,602,691)	N	6,344,320
Restricted cash	156,046	177,087	—		333,133	—	—		333,133
Tenant receivables	4,146,339	1,711,239	(1,471,395)	F	4,386,183	—	—		4,386,183
Other accounts receivable	—	—	—		—	633,007	—		633,007
Above-market lease intangibles, net	535,725	764,202	180,949	G	1,480,876	—	—		1,480,876
Due from affiliates	4,236	—	—		4,236	546,509	(84,518)	O	466,227
Refundable purchase deposits	200,000	—	—		200,000	—	—		200,000
Prepaid expenses and other assets	577,619	97,757	—		675,376	276,414	—		951,790
Interest rate swap derivatives	—	74,519	—		74,519	—	—		74,519
Intangible assets, net	—	—	—		—	1,188,702	5,511,298	P	6,700,000
Goodwill	—	—	—		—	—	37,664,846	P	37,664,846
Total assets	$250,107,646	$126,551,282	$24,779,891		$401,438,819	$3,016,942	$37,381,535		$441,837,296
LIABILITIES AND EQUITY
Mortgage notes payable, net	$115,032,981	$62,033,836	$1,407,507	H	$178,474,324	$—	$—		$178,474,324
Unsecured credit facility	—	—	—		—	584,604	—		584,604
Secured notes payable	—	—	—		—	948,686	—		948,686
Unsecured convertible notes	—	—	—		—	4,000,000	(4,000,000)	N	—
Accrued interest payable	—	—	—		—	804,626	(802,691)	N	1,935
Accounts payable, accrued and other liabilities	4,264,232	1,431,446	—		5,695,678	1,698,551	(207,678)	Q	7,186,551
Share repurchases payable	822,829	—	—		822,829	—	—		822,829
Below market leases, net	2,358,186	2,675,761	3,077,086	G	8,111,033	—	—		8,111,033
Due to affiliates	30,282	50,000	—		80,282	156,897	(84,518)	O	152,661
Interest rate swap derivatives	1,023,730	54,418	—		1,078,148	—	—		1,078,148
Total liabilities	123,532,240	66,245,461	4,484,593		194,262,294	8,193,364	(5,094,887)		197,360,771
Redeemable common stock	5,762,798	—	—		5,762,798	—	—		5,762,798
Preferred stock	—	—	—
Class C common stock	15,313	83,372	(75,439)	I	23,246	—	—		23,246
Class S common stock	166	—	—		166	—	—		166
Additional paid-in capital	144,011,702	83,361,265	(2,768,079)	J	224,604,888	10,296,604	27,003,396	R	269,104,888
Cumulative distributions and net losses	(23,214,573)	(23,138,816)	23,138,816	K	(23,214,573)	(15,473,026)	15,473,026	S	(23,214,573)
Total stockholders’ equity	120,812,608	60,305,821	20,295,298		201,413,727	(5,176,422)	42,476,422		238,713,727
Total liabilities and equity	$250,107,646	$126,551,282	$24,779,891		$401,438,819	$3,016,942	$37,381,535		$441,837,296
Book value per common share	$7.80	$7.23			$8.60	$(7.56)			$8.90

See accompanying notes.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2018
(Unaudited)

	Historical	Historical			Pro Forma	Historical	Self - Management Transaction		Pro Forma
	NNN REIT	REIT I	Merger		Merger	BrixInvest			Combined Company
Revenues:
Rental income	$17,984,625	$13,166,631	$1,582,211	a	$32,733,467	$9,682,501	$(9,287,720)	h	$33,128,248
Expenses:
Fees to affiliates	2,843,810	1,180,657	—		4,024,467	—	(4,024,467)	h	—
General and administration	2,570,529	967,390	(400,000)	b	3,137,919	8,243,508	(10,081)	i	11,371,346
Depreciation and amortization	6,988,925	5,783,643	519,727	c	13,292,295	910,183	868,030	j	15,070,508
Interest expense	5,577,828	2,813,430	(328,648)	d	8,062,610	426,352	(319,868)	k	8,169,094
Property expenses	3,185,629	2,455,916	314,596	e	5,956,141	—	—		5,956,141
Impairment of real estate investment property	—	862,190			862,190	—	—		862,190
Total expenses	21,166,721	14,063,226	105,675		35,335,622	9,580,043	(3,486,386)		41,429,279
Less: expenses reimbursed by Sponsor or affiliates	(1,136,469)	—	—		(1,136,469)	—	1,136,469	h	—
	20,030,252	14,063,226	105,675		34,199,153	9,580,043	(2,349,917)		41,429,279
Other income:
Interest income	17,879	—	—		17,879	—	—		17,879
Income from investments in unconsolidated entities	226,024	—	43,167	f	269,191	7,552	(7,552)	l	269,191
Total other income	243,903	—	43,167		287,070	7,552	(7,552)		287,070
Net (loss) income	$(1,801,724)	$(896,595)	$1,519,703		$(1,178,616)	$110,010	$(6,945,355)		$(8,013,961)
Net (loss) income per common share, basic	$(0.16)	$(0.11)			$(0.06)	$0.16			$(0.36)
Weighted average number of common shares outstanding, basic	11,069,864	8,404,346	(403,980)	g	19,070,230	684,267	2,737,068	m	22,491,565
Dividends declared per common share	$.70	$.75			$.70	$—			$.70

See accompanying notes.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Six Months Ended June 30, 2019
(Unaudited)

	Historical	Historical			Pro Forma	Historical	Self- Management Transaction		Pro Forma
	NNN REIT	REIT I	Merger		Merger	BrixInvest			Combined Company
Revenues:
Rental income	$11,781,711	$6,566,354	$794,076	a	$19,142,141	$4,100,217	$(3,792,467)	h	$19,449,891
Expenses:
Fees to affiliates	1,624,037	599,224	—		2,223,261	—	(2,223,261)	h	—
General and administration	1,393,445	600,817	(250,000)	b	1,744,262	4,769,149	(115,384)	i	6,398,027
Depreciation and amortization	4,782,991	2,886,414	259,864	c	7,929,269	508,631	354,869	j	8,792,769
Interest expense	4,237,075	1,845,396	(162,973)	d	5,919,498	215,533	(158,685)	k	5,976,346
Property expenses	2,174,588	1,203,851	157,298	e	3,535,737	—	—		3,535,737
Total expenses	14,212,136	7,135,702	4,189		21,352,027	5,493,313	(2,142,461)		24,702,879
Less: expenses reimbursed by Sponsor or affiliates	(236,232)	—	—		(236,232)	—	236,232	h	—
	13,975,904	7,135,702	4,189		21,115,795	5,493,313	(1,906,229)		24,702,879
Other income:
Interest income	11,031	—	—		11,031	—	—		11,031
Gain on disposal of real estate investment	—	113,773	—		113,773	—	—		113,773
Income from investments in unconsolidated entities	129,988	—	22,075	f	152,063	2,003	(3,803)	l	150,263
Total other income	141,019	113,773	22,075		276,867	2,003	(3,803)		275,067
Net loss	$(2,053,174)	$(455,575)	$811,962		$(1,696,787)	$(1,391,093)	$(1,890,041)		$(4,977,921)
Net loss per common share, basic	$(0.14)	$(0.05)			$(0.08)	$(2.03)			$(0.19)
Weighted average number of common shares outstanding, basic	14,218,770	8,383,124	(403,980)	g	22,197,914	684,267	2,737,068	m	25,619,249
Dividends declared per common share	$.35	$.38			$.35	$—			$.35

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Merger of RW Holdings NNN REIT Inc. and Rich Uncles Real Estate Investment Trust I

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

A. The Merger will be effected by each of Rich Uncles Real Estate Investment Trust I (“REIT I”)’s issued and outstanding shares of common stock (8,337,161 as of June 30, 2019) being converted into the right to receive one newly issued share of RW Holdings NNN REIT Inc. (“NNN REIT”)’s Class C common stock. The 403,980 shares of REIT I stock acquired by NNN REIT prior to the Merger will not receive Merger Consideration. NNN REIT’s Class C and Class S issued and outstanding shares of common stock (15,313,171 and 166,448 as of June 30, 2019, respectively) will remain outstanding. The total consideration to be transferred was computed on the basis of NNN REIT’s estimated value per share of $10.16 as of June 30, 2019, divided by the Exchange Ratio of one, multiplied by the number of REIT I’s shares of common stock outstanding as of June 30, 2019. Merger Consideration transferred is calculated as follows:

REIT I common stock outstanding as of June 30, 2019	8,337,161
Exchange Ratio (including NNN REIT and REIT I transaction costs)	1.0
Implied REIT I common stock issued in consideration	8,337,161
NNN REIT estimated value per share (including transaction costs) as of June 30, 2019	$10.16
Implied value of REIT I common stock issued at consummation	84,705,556
Less: REIT I common stock owned by NNN REIT prior to the Merger at acquisition value (403,980 shares)	(4,104,437)
Merger Consideration transferred to REIT I shareholders	$80,601,119

The estimated allocation of the purchase price consideration presented in the unaudited pro forma consolidated balance sheet incorporates reasonable fair value estimates for buildings and improvements, land, intangible lease assets and liabilities, related indebtedness and other assets and liabilities, including cash that are expected to be acquired or assumed in the Merger.

The final allocation of the purchase price consideration, and the determination of the fair values of REIT I’s assets and liabilities, will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the Merger is completed, which would occur following the annual meetings which are expected to be scheduled in late December 2019. The final determination of the fair value of real estate and real estate related assets and liabilities will be based on estimates and assumptions made by NNN REIT’s management, using customary methods, including data from appraisals, comparable sales, discounted cash flows and other methods.

The preliminary allocation of the estimated values of the real estate and real estate related assets and liabilities, exclusive of NNN REIT’s $2,030,000 in estimated capitalized transaction costs, is as follows:

Assets:
Real estate investments	$150,074,264
Acquired lease intangibles	945,151
Other assets	3,671,054
Total assets	154,690,469
Liabilities:
Mortgage notes payable	63,441,343
Acquired lease intangibles	5,752,847
Other liabilities	1,535,864
Total liabilities	70,730,054
Estimated fair value of net assets	83,960,415
Less: REIT I common stock owned by NNN REIT prior to the Merger at historical basis	(3,359,296)
Estimated fair value of net assets acquired	$80,601,119

B. The adjustments reflect an increase/decrease in the carrying amounts of REIT I’s land, buildings and improvements, tenant origination and absorption costs to record them at their estimated fair values. The estimated fair values were determined by considering information from several sources and based on customary methods, primarily recent appraisals, real estate market trends, including rental rates and income capitalization rates. The estimated allocation of the acquisition consideration is primarily based upon management’s existing methodology and historical experiences in determining and allocating the acquisition price of real estate transactions to the respective real estate and related assets and liabilities.

Remaining useful lives for the real estate and real estate related assets and liabilities as of June 30, 2019 are as follows:

Buildings	15-52 years
Building improvements	5-21 years
Tenant improvements	Shorter of 15 years or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market leases

The above real estate assets and real estate related assets and liabilities are depreciated or amortized over their estimated remaining useful lives, generally applied under a straight-line method.

The final determination of the purchase price consideration, and the allocation thereof, may be significantly different from the preliminary estimates used in the unaudited pro forma consolidated financial statements since NNN REIT expects to update its NAV in the first quarter of 2020. Our board of directors will adjust the offering price of the shares during the course of the offering on an annual basis, to equal NAV per share. Our board of directors generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31. In the event the Merger is not completed until after December 31, 2019, however, our board of directors may, in its discretion, determine to calculate the NAV per share as of the closing of the Merger and the Self-Management Transaction in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions.

C. The adjustment eliminates REIT I’s historical balance for accumulated depreciation.

D. The adjustment eliminates NNN REIT’s investment in REIT I common stock acquired prior to the Merger.

E. The adjustment reflects the costs that NNN REIT expects to incur relating to legal, accounting and financal advisory services, and other third-party expenditures in connection with the Merger that are not included in the accompanying historical financial statements of approximately $2,030,000. These costs are capitalized and included in the purchase price allocation.

F. The adjustment eliminates REIT I’s historical balances of straight-line rent receivables.

G. The adjustment eliminates REIT I’s historical accumulated amortization and reflects an increase in the carrying amounts of REIT I’s intangible lease assets acquired to record them at their estimated fair values. The estimate of above/below market lease values is based upon the present value of the difference between the contractual amount to be paid pursuant to each lease and management’s estimate of the market rate for each lease, measured over a period equal to the remaining non-cancelable term of the lease.

H. This adjustment represents the elimination of historical unamortized debt issuance costs of $1,073,225 and includes a fair value debt adjustment of $334,282.

I. This adjustment eliminates REIT I’s historical common stock amount and reflects the par value of the outstanding stock of NNN REIT issued to REIT I shareholders for the Combined Company. The calculation is based on 7,933,181 shares, excluding 403,980 REIT I common shares owned by NNN REIT, based on the fixed conversion rate of one for one and accounting for the difference in par value.

J. Represents NNN REIT’s historical equity balances adjusted to reflect the implied consideration. The calculation was based on 8,337,161 issued and outstanding shares of REIT I’s common stock, which was divided by the exchange ratio of one-to-one and then multiplied by the estimated value per share of NNN REIT’s common stock as of June 30, 2019 of $10.16. An adjustment was made to eliminate the shares of REIT I’s common stock held by NNN REIT prior to the Merger.

Details of the additional paid-in-capital (“APIC”) adjustments are as follows:

NNN REIT historical additional paid-in-capital at June 30, 2019	$144,011,702
Implied Merger Consideration for REIT I	84,705,556
Less: value of REIT I stock held by NNN REIT prior to the Merger	(4,104,437)
Less: common stock issued to REIT I shareholders (excluding historical costs)	(7,933)
Change in NNN REIT APIC	80,593,186
NNN REIT Pro forma APIC	$224,604,888

K. The adjustment eliminates REIT I’s cumulative distributions and net losses.

Self-Management Transaction between RW Holdings NNN REIT Inc. and BrixInvest, LLC

Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as of June 30, 2019 reflects the following adjustments:

L. Following the consummation of the Merger, NNN REIT, NNN REIT Operating Partnership, LP (“NNN REIT OP”), BrixInvest, LLC (“BrixInvest”) and modiv, a wholly-owned subsidiary of BrixInvest are expected to enter into a series of transactions pursuant to which BrixInvest would contribute its assets and business to modiv which would then be contributed to NNN REIT OP in exchange for 657,949 units of Class M limited partnership interest in NNN REIT OP. In addition, NNN REIT OP has agreed to issue Messrs. Halfacre and Pacini 19,738 and 6,580 of restrictive units, respectively, which shall have similar terms as the Class M OP Units. As a result of the acquisition of substantially all of the assets used in the operation of BrixInvest’s business pursuant to the Self-Management Transaction, the combined company (“Combined Company”) would become self-managed. As the operating assets to be acquired include intellectual property, goodwill, licenses and sublicenses, the total estimated value of approximately $37.3 million was attributed to intangibles and goodwill and net other assets and is reflected in NNN REIT’s additional paid-in-capital on the Combined Company unaudited pro forma consolidated June 30, 2019 balance sheet.

At the close of the Self-Management Transaction, the NNN REIT OP will issue 3,421,335 limited partnership ownership units having a value equal to the estimated per share net asset value of the NNN REIT Class C common stock as of the date of issuance of such units. As earn-out consideration, up to 2,737,068 additional units may be issued as annual performance distributions based upon meeting targets for assets under management (“AUM”) and adjusted funds from operations (“AFFO”) from the date that the Merger and the Self-Management Transaction close and the date that is four years following the date that the Merger and the Self-Management Transaction close.

Assets:
Initial consideration (OP units value) based on conversion ratio of 5.0 and NAV of $10.16	$34,760,764
Subsequent consideration
Potential deferred earn-out	2,539,236
Total Estimated Value of Self-Management Transaction	$37,300,000

M. The adjustment eliminates BrixInvest’s historical ownership of 10,740 shares of NNN REIT Class C common stock.

N. The adjustment reflects the plan to repay the BrixInvest Convertible Notes and related interest payable in the first quarter of 2020 and includes a 20% premium equivalent to $800,000 which is required under the terms of the Convertible Notes when repayment is made in connection with a sale transaction.

O. The adjustments eliminate intercompany balances between BrixInvest, LLC with NNN REIT and REIT I.

P. The adjustments reflect the allocation of the purchase price preliminarily allocated to the BrixInvest intangible assets acquired in the Self-Management Transaction, including intellectual property, customer lists and Goodwill. NNN REIT’s management.

Q. The adjustment reflects the elimination of the historical straight-line adjustment related to BrixInvest’s lease in Irvine, California.

R. Represents NNN REIT’s historical equity balances adjusted to reflect the implied consideration. The calculation was based on 657,949 issued and outstanding members’ interests of BrixInvest plus 26,318 restricted units to be issued by NNN REIT OP to Messrs. Halfacre and Pacini in connection with the Self- Management Transaction, the initial conversion ratio and an analysis of the probability of achieving the earnout milestones which would trigger an increase in the conversion ratio.

Details of the additional paid-in-capital adjustments are as follows:

NNN REIT historical additional paid-in-capital at June 30, 2019, following the Merger	$224,604,888
Implied transaction consideration for BrixInvest	37,300,000
NNN REIT Pro forma APIC	$261,904,888

S. The adjustment eliminates BrixInvest’s accumulated deficit.

Merger of RW Holdings NNN REIT Inc. and Rich Uncles Real Estate Investment Trust I

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2018 and for the six months ended June 30, 2019

The following are the explanations for the adjustments to operating and property level revenues and certain expenses included in the unaudited pro forma consolidated statements of operations for the year ended December 31, 2018 and for the six months ended June 30, 2019:

a. The historical rental income for NNN REIT and REIT I represents the contractual and straight-line rents pursuant to the leases in effect during the time periods presented. The adjustments included in the pro forma are presented to (1) adjust REIT I contractual rent revenue to a straight-line basis; (2) to amortize the in-place lease valuation, in accordance with ASC 805, Business Combinations, as if the Merger and the Self- Management Transaction had occurred on the Pro Forma Effective Date; and (3) reflect pro forma tenant recoveries of increased ad valorem property taxes.

The following summarizes the adjustment made to rent revenue for REIT I for the year ended December 31, 2018 and the six months ended June 30, 2019:

	Year Ended December 31, 2018	Six Months Ended June 30, 2019
Adjustment to straight-line rent	$192,486	$99,213
(Above)/below market, in-place rent	1,075,129	537,565
Recoveries of increased property tax expense	314,596	157,298
Total	$1,582,211	$794,076

b. The adjustment reflects the estimated cost savings from the Merger of costs incurred by REIT I of approximately $400,000 for calendar year 2018 and approximately $250,000 for the six months ended June 30, 2019, including costs of REIT I board of trust member fees, public filings, internal control documentation and legal fees which will no longer be required after the Merger.

c. Depreciation expense is calculated, for purposes of the unaudited pro forma consolidated statements of operations, based on estimated useful remaining lives for building and building improvements, and the remaining contractual, in-place lease term for intangible lease assets. As REIT I would have commenced depreciation and amortization on the Pro Forma Effective Date, the depreciation and amortization expense included in the REIT I historical financial statements has been reversed so that the unaudited pro forma consolidated statements of operations reflects the depreciation and amortization that REIT I would have recorded based on the preliminary measurement/allocation of the purchase price.

The following table summarizes the depreciation and amortization expense by asset category for the REIT I properties that would have been recorded for the year ended December 31, 2018 and for the six months ended June 30, 2019, less the reversal of depreciation and amortization expense included in the REIT I historical financial statements:

	Year Ended December 31, 2018	Six Months Ended June 30, 2019
Building and building improvements depreciation	$4,643,802	$2,335,279
Tenant absorption and leasing costs amortization	1,659,568	810,999
Less: REIT I historical depreciation	(4,182,991)	(2,104,873)
Less: REIT I historical amortization	(1,600,652)	(781,541)
Total	$519,727	$259,864

d. The adjustment to the unaudited pro forma consolidated statements of operations is to reflect the discount amortization on the REIT I fixed rate debt. In accordance with ASC 805, Business Combinations – Related Issues, NNN REIT is required to fair value the debt assumed and amortize any discount/premium as of January 1, 2018. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2018 and the six months ended June 30, 2019 have been adjusted for the discount amortization.

e. The adjustment reflects a statutory increase in ad valorem property taxes based on 1% of the increase in real property value based on unaudited consolidated balance sheet adjustments. Expected offsetting related tenant recoveries are reflected in a. above.

f. The adjustment reflects the elimination of NNN REIT’s income from investments in unconsolidated entities from REIT I.

g. The 403,980 common shares of REIT I held by NNN REIT prior to the Merger were eliminated.

Self-Management Transaction NNN REIT and BrixInvest, LLC

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2018 and for the six months ended June 30, 2019

h. These adjustments reflect the elimination of asset management, property management, advisory and performance distribution fees paid to the sponsor, BrixInvest and reimbursements paid to NNN REIT for investor relations personnel costs, as these costs and cost recoveries would be eliminated in the consolidated statements of operations. In addition, BrixInvest receives a reimbursement based upon an allocation of corporate expenses for providing shared services such as accounting, financial reporting, human resources, and information technology support to NNN REIT and REIT I in conjunction with administrative services agreements. Since the 24 employees of BrixInvest would become direct employees of NNN REIT, the allocation of corporate operating expenses would be eliminated for both NNN REIT and REIT I.

i. The adjustment reflects the expected cost savings of BrixInvest board member fees of $80,000 for the year ended December 31, 2018 and $30,000 for the six months ended June 30, 2019, which would no longer be required following the Self-Management Transaction. BrixInvest would assign its lease for the Irvine, California office to NNN REIT, resulting in no change in expenditures; provided, however, adjustments to reflect straight-line rent expense of $69,919 and $(85,384) are included for the calendar year 2018 and the six months ended June 30, 2019, respectively.

j. The adjustment reflects the reversal of historical amortization of intangibles and inclusion of pro forma amortization of intangibles, primarily customer lists and technology assets.

k. The adjustments reflect the cost savings from eliminating Unsecured Note interest expense following the repayment of the notes and related accrued interest.

l. The adjustments reflect the elimination of BrixInvest income from NNN REIT dividends which will be eliminated following the Self-Management Transaction.

m. The following table summarizes the weighted average shares and units outstanding for the year ended December 31, 2018 and the six months ended June 30, 2019:

	Year Ended December 31, 2018	Six Months Ended June 30, 2019
NNN REIT weighted average common shares outstanding - historical basis - basic and diluted (A)	11,069,864	14,218,770
NNN REIT Class C common shares issued as part of the Merger (REIT I holders) (B)	8,000,366	7,979,144
NNN REIT weighted average common shares after the Merger Transaction – basic and diluted (A)+(B) = (C)	19,070,230	22,197,914
Operating partnership units issued as part of the Self-Management Transaction - for NNN REIT Class C shares (D)	3,421,335	3,421,335
NNN REIT weighted average shares after the Merger and Self-Management Transaction – basic and diluted (C)+(D)	22,491,565	25,619,249

APPENDIX I

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Appendix I-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
RW Holdings NNN REIT, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of RW Holdings NNN REIT, Inc. (the “Company”) as of December 31, 2018, the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statement and schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ SQUAR MILNER LLP

We have served as the Company’s auditor since 2018.

Irvine, California
March 29, 2019

Appendix I-2

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
RW Holdings NNN REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of RW Holdings NNN REIT, Inc. (the Company) as of December 31, 2017, the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes and financial statement schedule listed in the Index, Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2017-01

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for determining whether acquisitions of real estate properties constitute a business combination effective October 1, 2016 as a result of the early adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2016 to 2018.

Irvine, California
April 3, 2018

Appendix I-3

RW HOLDINGS NNN REIT, INC.
Consolidated Balance Sheets

	December 31,
	2018	2017
Assets
Real estate investments:
Land	$41,126,392	$21,878,768
Building and improvements	176,367,798	108,590,813
Tenant origination and absorption costs	17,717,819	8,340,774
Total investments in real estate property	235,212,009	138,810,355
Accumulated depreciation and amortization	(10,563,664)	(3,574,739)
Total investments in real estate property, net	224,648,345	135,235,616
Investments in unconsolidated entities (Note 5)	14,275,815	14,524,022
Total investments in real estate property, net	238,924,160	149,759,638

Cash and cash equivalents	5,252,686	3,238,173
Restricted cash	3,503,242	944,582
Tenant receivables	3,659,114	1,263,095
Above-market lease intangibles, net	584,248	681,293
Due from affiliates (Note 8)	16,838	34,194
Purchase and other deposits	100,000	40,000
Prepaid expenses and other assets	234,399	1,104,573
Interest rate swap derivatives	151,215	7,899
Total assets	$252,425,902	$157,073,447

Liabilities and Stockholders’ Equity
Mortgage notes payable, net	$122,709,308	$60,487,303
Unsecured credit facility, net	8,998,000	12,000,000
Accounts payable, accrued and other liabilities	7,164,713	2,411,484
Share repurchases payable	584,676	386,839
Below-market lease intangibles, net	2,595,382	1,584,229
Due to affiliates (Note 8)	979,174	907,377
Interest rate swap derivatives	300,929	—
Total liabilities	143,332,182	77,777,232

Commitments and contingencies (Note 9)

Redeemable common stock	6,000,951	46,349

Preferred stock, $0.001 par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class C common stock $0.001 par value, 300,000,000 and 200,000,000 shares authorized, 12,943,294 and 8,838,002 shares issued and outstanding as of December 31, 2018 and 2017, respectively	12,943	8,838
Class S common stock $0.001 par value, 100,000,000 shares authorized, 17,594 and 3,032 shares issued and outstanding as of December 31, 2018 and 2017, respectively	18	3
Additional paid-in-capital	119,247,245	85,324,921
Cumulative distributions and net losses	(16,167,437)	(6,083,896)
Total stockholders’ equity	103,092,769	79,249,866
Total liabilities and stockholders’ equity	$252,425,902	$157,073,447

See accompanying notes to consolidated financial statements

Appendix I-4

RW HOLDINGS NNN REIT, INC.
Consolidated Statements of Operations

	Years Ended December 31,
	2018	2017
Revenues:
Rental income	$14,726,046	$6,140,444
Tenant reimbursements	3,258,579	1,249,762
Total revenues	17,984,625	7,390,206

Expenses:
Fees to affiliates (Note 8)	2,843,810	1,188,083
General and administrative	2,570,529	3,742,896
Depreciation and amortization	6,988,925	3,081,554
Interest expense (Note 6)	5,577,828	1,637,984
Property expenses	3,185,629	1,282,759
Total expenses	21,166,721	10,933,276
Less: Expenses reimbursed/fees waived by Sponsor or affiliates (Note 8)	(1,136,469)	(2,468,138)
Net expenses	20,030,252	8,465,138

Other income:
Interest income	17,879	7,215
Income from investments in unconsolidated entities (Note 5)	226,024	199,233
Total other income	243,903	206,448

Net loss	$(1,801,724)	$(868,484)

Net loss per common share, basic and diluted (Note 2)	$(0.16)	$(0.15)

Weighted-average number of shares of common stock outstanding, basic and diluted	11,069,864	5,982,930

See accompanying notes to consolidated financial statements

Appendix I-5

RW HOLDINGS NNN REIT, INC.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2018 and 2017

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class C		Class S
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2016	2,458,881	$2,458	—	$—	$23,643,435	$(1,414,787)	$22,231,106

Issuance of common stock	6,617,457	6,617	3,032	3	66,198,278	—	66,204,898
Stock compensation expense	16,300	16	—	—	162,984	—	163,000
Offering costs	—	—	—	—	(1,988,397)	—	(1,988,397)
Reclassification to redeemable common stock	—	—	—	—	(219,061)	—	(219,061)
Repurchases of common stock	(254,636)	(253)	—	—	(2,472,318)	—	(2,472,571)
Distributions declared	—	—	—	—	—	(3,800,625)	(3,800,625)
Net loss	—	—	—	—	—	(868,484)	(868,484)
Balance, December 31, 2017	8,838,002	8,838	3,032	3	85,324,921	(6,083,896)	79,249,866

Issuance of common stock	4,972,792	4,972	14,562	15	50,097,002	—	50,101,989
Stock compensation expense	16,700	17	—	—	167,818	—	167,835
Offering costs	—	—	—	—	(1,502,462)	—	(1,502,462)
Reclassification to redeemable common stock	—	—	—	—	(6,152,439)	—	(6,152,439)
Repurchases of common stock	(884,200)	(884)	—	—	(8,687,595)	—	(8,688,479)
Distributions declared	—	—	—	—	—	(8,281,817)	(8,281,817)
Net loss	—	—	—	—	—	(1,801,724)	(1,801,724)
Balance December 31, 2018	12,943,294	$12,943	17,594	$18	$119,247,245	$(16,167,437)	$103,092,769

See accompanying notes to consolidated financial statements

Appendix I-6

RW HOLDINGS NNN REIT, INC.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2018	2017
Cash Flows from Operating Activities:
Net loss	$(1,801,724)	$(868,484)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,988,925	3,081,554
Stock compensation expense	167,835	163,000
Deferred rents	(1,236,145)	(965,846)
Amortization of lease incentives	8,350	130,689
Tenant reimbursement used for rent credit	—	(51,459)
Amortization of deferred financing costs	927,535	169,664
Amortization of above-market lease intangibles	97,045	83,770
Amortization of below-market lease intangibles	(406,329)	(68,699)
Unrealized loss (gain) on interest rate swap valuation	157,613	(7,899)
Income from investments in unconsolidated entities	(226,024)	(199,233)
Distributions from investments in unconsolidated entities	896,670	367,686
Changes in operating assets and liabilities:
Tenant receivables	(1,159,874)	(182,929)
Due from affiliate	17,356	45,668
Prepaid expenses and other assets	8,592	(91,871)
Accounts payable, accrued and other liabilities	1,373,044	1,323,371
Due to affiliate	69,020	861,855
Net cash provided by operating activities	5,881,889	3,790,837

Cash Flows from Investing Activities:
Acquisition of real estate investments	(87,064,535)	(100,458,868)
Improvements to existing real estate investments	(1,730,666)	(685,160)
Payments of acquisition fees to affiliate	(2,702,043)	(3,935,884)
Funding of amounts due from affiliate	—	28,571
Investments in unconsolidated entities	(422,440)	(10,542,594)
Refundable purchase deposits	(100,000)	—
Net cash used in investing activities	(92,019,684)	(115,593,935)

Cash Flows from Financing Activities:
Borrowings from unsecured credit facility	36,450,000	55,390,000
Repayments of unsecured credit facility	(39,450,000)	(53,547,803)
Proceeds from mortgage notes payable	75,687,500	55,369,988
Principal payments on mortgage notes payable	(12,892,970)	(407,725)
Refundable loan deposits	—	(40,000)
Payments of deferred financing costs to third parties	(1,200,010)	(1,430,607)
Payments of financing fees to affiliates	(262,050)	(326,600)
Proceeds from issuance of common stock and investor deposits	44,223,885	62,555,554
Payment of offering costs	(1,500,285)	(2,049,847)
Payment of Class S commissions	(550)	(700)
Repurchases of common stock	(8,688,479)	(2,472,571)
Distributions paid to common stockholders	(1,656,073)	(731,209)
Net cash provided by financing activities	90,710,968	112,308,480

Net increase in cash, cash equivalents and restricted cash	4,573,173	505,382

Cash, cash equivalents and restricted cash, beginning of year	4,182,755	3,677,373

Cash, cash equivalents and restricted cash, end of year	$8,755,928	$4,182,755

See accompanying notes to consolidated financial statements

Appendix I-7

	Years Ended December 31,
	2018	2017
Supplemental disclosure of cash flow information:
Cash paid for interest	$4,235,739	$1,285,716

Supplemental disclosure of noncash flow information:
Reclassifications to redeemable common stock	$6,152,439	$219,061
Distributions paid to common stockholders through common stock issuance pursuant to the dividend reinvestment plan	$5,878,104	$3,067,095
Increase in deferred commission payable to S Class distributor	$—	$2,300
(Reduction) increase in lease incentive obligation	$(853,232)	$858,389
Purchase deposits applied to acquisition of real estate	$—	$500,000
Increase in share repurchases payable	$197,837	$369,372
Increase in accrued dividends	$747,640	$—
Unpaid portion of real estate acquired	$3,486,927	$—

See accompanying notes to consolidated financial statements

Appendix I-8

RW HOLDINGS NNN REIT, INC.

Notes to Consolidated Financial Statements

NOTE 1.	BUSINESS AND ORGANIZATION

RW Holdings NNN REIT, Inc. (the “Company”) was incorporated on May 15, 2015 as a Maryland corporation. The Company was originally incorporated under the name Rich Uncles Real Estate Investment Trust, Inc., but changed its name on October 19, 2015 to Rich Uncles NNN REIT, Inc. and again on August 14, 2017 to RW Holdings NNN REIT, Inc. The Company has the authority to issue 450,000,000 shares of stock, consisting of 50,000,000 shares of preferred stock, $0.001 par value per share, 300,000,000 shares of Class C common stock, $0.001 par value per share, and 100,000,000 shares of Class S common stock, $0.001 par value per share. The Company was formed to primarily invest, directly or indirectly in real estate owning entities, which own single-tenant income-producing properties located in the United States, which are leased to credit worthy tenants under long-term net leases. The Company’s goal is to generate current income for investors and long-term capital appreciation in the value of its properties.

The Company holds its investments in real property through special purpose wholly-owned limited liability companies which are wholly-owned subsidiaries of Rich Uncles NNN Operating Partners, L.P., a Delaware limited partnership (the “Operating Partnership”) or through the Operating Partnership. The Operating Partnership was formed on January 28, 2016. The Company is the sole general partner of and owns a 99% partnership interest in the Operating Partnership. Rich Uncles NNN LP, LLC, a Delaware limited liability company formed on May 13, 2016 (“NNN LP”), owns the remaining 1% interest in the Operating Partnership and is the sole limited partner. NNN LP is wholly-owned by the Company.

The Company is externally managed by its advisor, Rich Uncles NNN REIT Operator, LLC (the “Advisor”), a Delaware limited liability company, pursuant to an advisory agreement, as amended (the “Advisory Agreement”). The Advisor is wholly-owned by the Company’s sponsor, BrixInvest, LLC (f/k/a Rich Uncles, LLC) (the “Sponsor”), a Delaware limited liability company, whose members include Aaron Halfacre and Ray Wirta, the Company’s Chief Executive Officer and Chairman, respectively. On each of June 24 and December 31, 2015, the Company issued 10,000 shares of its Class C common stock to the Sponsor, for a total of 20,000 shares of Class C common stock, at a purchase price of $10.00 per share. As of December 31, 2018, the Sponsor held 10,740 shares of the Company’s Class C common stock.

On July 15, 2015, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register an initial public offering of a maximum of 90,000,000 in shares of common stock for sale to the public (the “Primary Offering”). The Company also registered a maximum of 10,000,000 of common stock pursuant to the Company’s distribution reinvestment plan (the “Registered DRP Offering” or “DRP” and, together with the Primary Offering the “Registered Offering”). The SEC declared the Company’s registration statement effective on June 1, 2016 and on July 20, 2016, the Company began offering shares of common stock to the public. Pursuant to its securities offering registered with the SEC, the Company sells shares of “Class C” common stock directly to investors, with a minimum investment in shares of $500. Commencing in August 2017, the Company began selling shares of its Class C common stock only to U.S. persons as defined under Rule 903 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On August 11, 2017, the Company began offering up to 100,000,000 shares of Class S common stock exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act and in accordance with Regulation S of the Securities Act (the “Class S Offering” and, together with the Registered Offering the “Offerings”). The Class S common stock has similar features and rights as the Class C common stock with respect to voting and liquidation except that the Class S common stock offered in the Class S offering may be sold through brokers or other persons who may be paid upfront and/or deferred selling commissions and fees.

On January 11, 2019, the Company’s board of directors approved and established an estimated net asset value (“NAV”) per share of the Company’s common stock of $10.16 (unaudited). Effective January 14, 2019, the purchase price per share of the Company’s common stock in the Offerings and share repurchase program increased from $10.05 to $10.16 (unaudited).

Appendix I-9

Through December 31, 2018, the Company had sold 14,027,968 shares of Class C common stock in the Registered Offering, including 903,901 shares of Class C common stock sold under its Registered DRP Offering, for aggregate gross offering proceeds of $140,507,461, and 17,588 shares of Class S common stock in the Class S Offering, including 167 shares of Class S common stock sold under its distribution reinvestment plan, for aggregate gross offering proceeds of $176,604.

As of December 31, 2018, the Company had invested in (i) 24 operating properties, comprised of: 10 retail properties, 9 office properties and 5 industrial properties; (ii) one parcel of land, which currently serves as an easement to one of the Company’s office properties; (iii) an approximate 72.7% tenant-in-common interest in a Santa Clara office property (the “TIC Interest”); and (iv) an approximate 4.8% interest in REIT I.

The Company continues to offer shares of common stock under its Offerings. In some states, the Company is required to renew the registration statement for the Registered Offering annually or file a new registration statement to continue the Registered Offering. The Company may terminate the Registered Offering at any time.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), using the modified retrospective approach, which requires a cumulative effect adjustment as of the date of the Company’s adoption. The adoption of ASU No. 2014-09 did not result in a cumulative effect adjustment as of January 1, 2018, the date of the Company’s adoption.

Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its consolidated financial statements.

The Company recognizes rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.

Appendix I-10

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.

The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it provides an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price

Appendix I-11

transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents; restricted cash; tenant receivables; purchase and other deposits; prepaid expenses and other assets; accounts payable, accrued and other liabilities; and due to affiliates: These balances approximate their fair values due to the short maturities of these items.

Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.

Mortgage notes payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Restricted Cash

Restricted cash is comprised of funds which are restricted for use as required by certain lenders in conjunction with an acquisition or debt financing and for on-site and tenant improvements or property taxes. Restricted cash as of December 31, 2018 and 2017 amounted to $3,503,242 and $944,582, respectively.

Pursuant to lease agreements, the Company has obligations to pay for $3,535,163 and $1,899,485 in site and tenant improvements to be incurred by tenants as of December 31, 2018 and 2017, respectively, including a 72.7% share of the tenant improvements for the Santa Clara property. At December 31, 2018 and 2017, the Company’s restricted cash held to fund these improvements totaled $3,486,927 and $944,582, respectively. As of December 31, 2018, the Company also held restricted cash of $16,315 to fund an impounded property tax.

Appendix I-12

Real Estate Investments

Real Estate Acquisition Valuation

The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. All acquisitions during 2018 and 2017 were treated as asset acquisitions. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. Therefore, the Company classifies these inputs as Level 3 inputs. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

•	Buildings	29-48 years
•	Site improvements	Shorter of 15 years or remaining lease term
•	Tenant improvements	Shorter of 15 years or remaining lease term
•	Tenant origination and absorption costs, and above-/below-market lease intangibles	Remaining lease term

Impairment of Real Estate and Related Intangible Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not

Appendix I-13

be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2018 and 2017, the Company did not record any impairment charges related to its real estate investments.

Unconsolidated Investments

The Company accounts for investments in entities over which the Company has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded as a reduction to earnings.

Deferred Financing Costs

Deferred financing costs represent commitment fees, financing coordination fees paid to Advisor, loan fees, legal fees, and other third-party costs associated with obtaining financing and are presented on the Company’s balance sheet as a direct deduction from the carrying value of the associated debt liabilities. These costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified to presentation as an asset in periods where there are no outstanding borrowings under the facility.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate mortgage notes payable. The Company does not enter into derivatives for speculative purposes. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheet. The Company’s mortgage derivative instruments do not meet the hedge accounting criteria and therefore the changes in the fair value are recorded as gains or losses on derivative instruments in the accompanying statement of operations. The gain or loss is included in interest expense.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero.

Distributions

The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code. To the extent declared by the board of directors, distributions are payable on the 25th day of the following month declared. Should the 25th day fall on a weekend, distributions are payable on the first business day thereafter. Prior to January 19, 2018, to the extent distributions were declared by the board of directors, they were payable on the 10th day of the following month declared or on the first business day thereafter.

Appendix I-14

The following presents the federal income tax characterization of the distributions paid:

	Years Ended December 31,
	2018	2017
Ordinary income	$0.0352	$0.1110
Non-taxable distribution	0.6683	0.5890
Total	$0.7035	$0.7000

Distribution Reinvestment Plan

The Company has adopted the DRP through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the DRP acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price of the Registered DRP Offering was $10.00 per share used through January 18, 2018.This price is expected to adjust during the course of the Registered DRP Offering on an annual basis to equal the NAV per share. Effective January 19, 2018, the Registered DRP Offering price was revised based on the estimated NAV to $10.05 per share and effective January 14, 2019, the Registered DRP Offering price was revised based on the estimated NAV to $10.16 (unaudited).

Related Party Transactions

The Company records all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 8).

Redeemable Common Stock

The Company has adopted a share repurchase program that enables stockholders to sell their stock to the Company in limited circumstances. Stockholders who wish to avail themselves of the share repurchase program must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The share repurchase program provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

The Company records amounts that are redeemable under the share repurchase program as redeemable common stock in its consolidated balance sheets because the shares are redeemable at the option of the holder and therefore their redemption is outside the control of the Company. When the Company determines it has a mandatory obligation to repurchase shares under the share repurchase program, it reclassifies such obligations from temporary equity to a liability based upon their respective settlement values.

Through December 31, 2018, 1,147,573 shares had been tendered for redemption by the Company, which represented all redemption requests received in good order and eligible for redemption through December 31, 2018. All of these shares had been redeemed except for the 59,431 of shares in connection with the repurchase requests that were made in December 2018 and were repurchased on January 4, 2019. These shares were repurchased with the proceeds from reinvested dividends based on the NAV price of $10.05 per share according to the schedule of discounts below.

In accordance with the Company’s share repurchase program for its Class C common stock, the per share repurchase price depends on the length of time the redeeming stockholder has held such shares as follows:

(i.)	less than one year from the purchase date, 97% of the most recently published NAV per share;
(ii.)	after at least one year but less than two years from the purchase date, 98% of the most recently published NAV per share;
(iii.)	after at least two years but less than three years from the purchase date, 99% of the most recently published NAV per share; and
(iv.)	after three years from the purchase date, 100% of the most recently published NAV per share.

Appendix I-15

The Company’s most recently published NAV per share effective as of January 14, 2019 is $10.16 (unaudited). Prior to January 14, 2019, repurchases under the share repurchase program of the Company’s Class C common stock were made based on the original Primary Offering price of $10.00 through January 18, 2018 and then based on the estimated NAV of $10.05 per share effective January 19, 2018 through January 13, 2019, subject to the same discounts for the length of time such shares were held as described above.

In accordance with the Company’s share repurchase program for its Class S common stock, shares of Class S common stock are not eligible for repurchase unless they have been held for at least one year. After this holding period has been met, Class S shares can be redeemed at the most recently published NAV, which is currently $10.16 per share (unaudited).

Limitations on Repurchase

The Company may, but is not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the dividend reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or loan refinancings. The Company cannot guarantee that it will have sufficient available cash to accommodate all repurchase requests made in any given month.

In addition, the Company may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Additional limitations on share repurchases under the share repurchase program are as follows:

The Company is subject to the following limitations on the number of shares it may repurchase under the program:

•	Repurchases per month will be limited to no more than 2% of the Company’s most recently determined aggregate NAV. The Company generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31. In the event the Merger is not completed until after December 31, 2019, however, our board of directors may, in its discretion, determine to calculate the NAV per share as of the closing of the Merger and the Self-Management Transactions in order to facilitate the most efficient and orderly process for the NAV per share determination that takes into account these transactions. Repurchases for any calendar quarter will be limited to no more than 5% of the Company’s most recently determined aggregate NAV, which means the Company will be permitted to repurchase shares with a value of up to an aggregate limit of approximately 20% of its aggregate NAV in any 12-month period.
•	The Company currently intends that the foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of the Company’s share repurchases (capital outflows) over the proceeds from the sale of its shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the Company’s most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the offering (including purchases pursuant to its dividend reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.
•	While the Company currently intends to calculate the foregoing repurchase limitations on a net basis, the Company’s board of directors may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the number of shares redeemed in a given quarter despite us receiving a net capital inflow for that quarter.
•	In order for the Company’s board of directors to change the basis of repurchases from net to gross, or vice versa, the Company will provide notice to its stockholders in a prospectus supplement to the prospectus for the Registered Offering or current or periodic report filed with the SEC, as well as in a

Appendix I-16

press release or on its website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Advertising Costs

Offering advertising costs charged to expense were $0 and $0 for the years ended December 31, 2018 and 2017, respectively, and are included in general and administrative expenses in the accompanying statements of operations. Advertising costs relating to the offering are paid by the Advisor. These amounts are reimbursed to the Advisor as organization and offering costs that they incurred on the Company’s behalf, see Note 8.

Income Taxes

The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with its taxable year ended December 31, 2016. The Company expects to operate in a manner that will allow us to continue to qualify as a REIT for Federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of our assets and our income, the ownership of our outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. Neither the Company nor its subsidiaries has been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2018 and 2017. As of December 31, 2018, the returns for calendar years 2015, 2016 and 2017 remain subject to examination by major tax jurisdictions.

Other Comprehensive Loss

For the years ended December 31, 2018 and 2017, other comprehensive loss is the same as net loss.

Per Share Data

Basic earnings per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock as there were no potentially dilutive securities outstanding for the years ended December 31, 2018 and 2017.

We have presented net loss per share amounts on the accompanying statements of operations for Class C and S share classes as a combined common share class. Application of the two-class method for the allocating net loss in accordance with the provisions of ASC 260, Earnings per Share, would have resulted in a net loss of $0.16 and $0.15 per share for Class C shares for the years ended December 31, 2018 and 2017, respectively, and a net loss of $0.32 and $0.46 per share for Class S shares for the years ended December 31, 2018 and 2017, respectively. The differences in loss per share if allocated under this method primarily reflects the lower effective dividends per share for Class S shareholders as a result of the payment of the deferred commission to the Class S distributor of these shares, and also reflects the impact of the timing of the declaration of the dividends relative to the time the shares were outstanding.

Distributions declared per share of Class C common stock were $0.7035 and $0.7000 for the years ended December 31, 2018 and 2017, respectively. Distributions declared per share of Class S common stock were $0.7035 for the year ended December 31, 2018 and $0.1750 for the three month period ended December 31, 2017, which was the first period in which distributions were declared. The distribution paid per share of Class S common stock is net of the deferred selling commission.

Appendix I-17

Segments

The Company has invested in single-tenant income-producing properties. The Company’s real estate properties exhibit similar long-term financial performance and have similar economic characteristics to each other and are managed as one unit by a common management team. As of December 31, 2018 and 2017, the Company aggregated its investments in real estate into one reportable segment.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the notes to consolidated financial statements are presented on an unaudited basis.

Reclassifications

Certain reclassifications have been made to the 2017 consolidated financial statements to conform with the 2018 consolidated financial statements presentation. The reclassifications had no impact on the Company’s prior year results of operations.

Recent Accounting Pronouncements

New Accounting Standards Issued and Adopted

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which amends the guidance used in evaluating whether a set of acquired assets and activities represents a business. The guidance required an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of a group of similar identifiable assets; if so, the set of transferred assets and activities is not considered a business. Application of ASU 2017-01 is expected to result in more acquisitions of real estate to be accounted for as asset acquisitions as opposed to business combinations. As a result, acquisition fees and expenses will be capitalized to the cost basis of the property acquired, and the tangible and intangible components acquired will be reported based on their relative fair values as of the acquisition date. The standard is effective for all public business entities for annual periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted for periods for which financial statements have not yet been issued. The Company elected to early adopt the provisions of ASU 2017-01 as of October 1, 2016. As a result of the adoption of ASU 2017-01, the Company’s real estate acquisitions during the three months ended December 31, 2016 and year ended December 31, 2017 were determined to be asset acquisitions, and acquisition fees and expenses related to these acquisitions were capitalized.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, as amended, requires an entity to use a five-step model to determine when to recognize revenue from customer contracts in an effort to increase consistency and comparability throughout global capital markets and across industries. ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry specific guidance throughout the Industry Topics of the Codification. This ASU requires an entity to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also to provide certain additional disclosures. The Company evaluated each of its revenue streams and their related accounting policies under ASU 2014-09. Rental income and tenant reimbursements earned from leasing the Company’s real estate properties are excluded from ASU 2014-09 and will be assessed with the adoption of the lease ASU as discussed below. The Company adopted ASU 2014-09 beginning January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial position or consolidated results of operations. However, future real estate sales contracts will qualify as sales to noncustomers. The Company will assess and implement any future recognition of gains or losses on sales of properties according to the provisions of ASU 2014-09.

New Accounting Standards Issued and Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. Under

Appendix I-18

ASU 2016-02, the accounting applied by a lessor is largely unchanged from that applied under Topic 840 leases. The large majority of operating leases shall remain classified as operating leases and lessors should continue to recognize rental income for those leases on a straight-line basis over the lease term. ASU 2016-02 may impact the timing, recognition, presentation and disclosures related to the Company’s tenant reimbursements earned from leasing its real estate properties, although the Company does not expect a significant impact. ASU 2016-02 is effective for the Company beginning January 1, 2019. The Company expects to adopt the practical expedients available for implementation under ASU 2016-02. By adopting the practical expedients, the Company will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease and (ii) the lease classification at the adoption date for expired or existing leases. ASU 2016-02 will also require new disclosures within the notes to its consolidated financial statements. The Company does not expect the adoption of ASU 2016-02 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements (“ASU No. 2018-11”). ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met. Upon adoption of the lease accounting standard under Topic 842, the Company expects to adopt this practical expedient, specifically related to its tenant reimbursements which would otherwise be accounted for under the new revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements as 1) the timing and pattern of transfer of the nonlease components and associated lease components are the same and 2) the lease component would be classified as an operating lease. In addition, ASU No. 2018-11 provides an additional optional transition method to allow entities to apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. An entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease accounting standard will continue to be reported under the current lease accounting standards of Topic 840. The Company expects to adopt this transition method upon adoption of the lease accounting standard of Topic 842 on January 1, 2019.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018- 20, Leases (Topic 842), Narrow-Scope Improvements for Lessors (“ASU No.2018-13”). ASU No. 2018-20 provides clarification for lessors when applying Topic 842. The areas of clarification include sales taxes and other similar taxes collected from lessees, treatment of certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The amendments in ASU No. 2018-20 affect the amendments in ASU No. 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements of ASU No. 2018-20 is January 1, 2019 for

Appendix I-19

the Company. All entities are required to apply the amendments in ASU No. 2018-20 to all new and existing leases. Consistent with the adoption of ASU No. 2016-02, the Company does not expect the adoption of ASU No. 2018-20 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 3.	CONSOLIDATED BALANCE SHEETS DETAILS

Tenant Receivables, Net

Tenant receivables consisted of the following:

	December 31,
	2018	2017
Straight-line rent	$2,231,966	$995,822
Tenant rent	312,171	27,460
Tenant disbursements	1,019,355	239,813
Tenant other	95,622	—
Total	$3,659,114	$1,263,095

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities were comprised of the following:

	December 31,
	2018	2017
Accounts payable	$227,793	$244,430
Accrued expenses	1,421,197	568,881
Accrued dividends	749,170	2,427
Accrued interest payable	445,481	186,841
Unearned rent	827,338	548,266
Deferred commission payable	1,650	2,250
Lease incentive obligation	3,492,084	858,389
Total	$7,164,713	$2,411,484
NOTE 4.	REAL ESTATE INVESTMENTS

As of December 31, 2018, the Company’s real estate investment portfolio consisted of 24 operating properties located in 13 states consisting of: (i) 10 retail, (ii) nine office, (iii) five industrial and (iv) one parcel of land, which currently serves as an easement to one of the Company’s office properties. The following table provides summary information regarding the Company’s real estate portfolio as of December 31, 2018:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Accredo	Orlando, FL	6/15/2016	Office	$9,855,847	$1,053,637	$(1,265,678)	$9,643,806
Walgreens	Stockbridge, GA	6/21/2016	Retail	4,147,948	705,423	(833,561)	4,019,810
Dollar General	Litchfield, ME	11/4/2016	Retail	1,281,812	116,302	(85,518)	1,312,596
Dollar General	Wilton, ME	11/4/2016	Retail	1,543,776	140,653	(109,445)	1,574,984
Dollar General	Thompsontown, PA	11/4/2016	Retail	1,199,860	106,730	(82,167)	1,224,423
Dollar General	Mt. Gilead, OH	11/4/2016	Retail	1,174,188	111,847	(78,780)	1,207,255
Dollar General	Lakeside, OH	11/4/2016	Retail	1,112,872	100,857	(80,853)	1,132,876
Dollar General	Castalia, OH	11/4/2016	Retail	1,102,086	86,408	(78,557)	1,109,937
Dana	Cedar Park, TX	12/27/2016	Industrial	8,392,906	1,210,874	(1,001,594)	8,602,186
Northrop Grumman	Melbourne, FL	3/7/2017	Office	12,382,991	1,341,199	(1,402,927)	12,321,263
exp US Services	Maitland, FL	3/27/2017	Office	5,920,121	388,248	(389,042)	5,919,327
Harley	Bedford, TX	4/13/2017	Retail	13,178,288	—	(562,523)	12,615,765

Appendix I-20

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Wyndham	Summerlin, NV	6/22/2017	Office	10,406,483	669,232	(461,240)	10,614,475
Williams Sonoma	Summerlin, NV	6/22/2017	Office	8,079,612	550,486	(435,346)	8,194,752
Omnicare	Richmond, VA	7/20/2017	Industrial	7,262,747	281,442	(343,275)	7,200,914
EMCOR	Cincinnati, OH	8/29/2017	Office	5,960,610	463,488	(245,453)	6,178,645
Husqvarna	Charlotte, NC	11/30/2017	Industrial	11,840,200	1,013,948	(399,615)	12,454,533
AvAir	Chandler, AZ	12/28/2017	Industrial	27,357,900	—	(722,991)	26,634,909
3M	DeKalb, IL	3/29/2018	Industrial	14,762,819	2,356,361	(985,899)	16,133,281
Cummins	Nashville, TN	4/4/2018	Office	14,465,491	1,536,998	(562,814)	15,439,675
Northrop Grumman Parcel	Melbourne, FL	6/21/2018	Land	329,410	—	—	329,410
24 Hour Fitness	Las Vegas, NV	7/27/2018	Retail	11,453,337	1,204,973	(204,887)	12,453,423
Texas Health	Dallas, TX	9/13/2018	Office	6,976,703	713,221	(86,716)	7,603,208
Bon Secours	Richmond, VA	10/31/2018	Office	10,042,551	800,356	(90,731)	10,752,176
Costco	Issaquah, WA	12/20/2018	Retail	27,263,632	2,765,136	(54,052)	29,974,716
				$217,494,190	$17,717,819	$(10,563,664)	$224,648,345

Acquisitions

Fiscal 2018:

During the year ended December 31, 2018, the Company acquired the following properties:

Property	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles	Total
3M	$758,780	$14,004,039	$2,356,361	$—	$(1,417,483)	$15,701,697
Cummins	3,347,959	11,117,531	1,536,998	—	—	16,002,488
Northrop Grumman Parcel	329,410	—	—	—	—	329,410
24 Hour Fitness	3,121,985	8,331,352	1,204,974	—	—	12,658,311
Texas Health	1,827,914	5,148,789	713,221	—	—	7,689,924
Bon Secours	1,658,659	8,383,892	800,356	—	—	10,842,907
Costco	8,202,915	19,060,717	2,765,136	—	—	30,028,768
	$19,247,622	$66,046,320	$9,377,046	$—	$(1,417,483)	$93,253,505
Purchase price and other acquisition costs	$93,253,505
Acquisition fees to affiliate	(2,702,043)
Acquisition of real estate before financing	$90,551,462

Capitalized acquisition fees paid to the Advisor for properties acquired during the year ended December 31, 2018 are as follows:

Property	Amount
3M	$456,000
Cummins	465,000
Northrop Grumman Parcel	9,000
24 Hour Fitness	366,000
Texas Health	222,750
Bon Secours	313,293
Costco	870,000
Total	$2,702,043

Appendix I-21

The Company also paid the Advisor capitalized acquisition fees of $50,296 during the year ended December 31, 2018 related to additions to real estate investments. During the year ended December 31, 2018, the Company recognized $3,773,997 of total revenue related to these recently-acquired properties.

The noncancellable lease terms of the properties acquired during the year ended December 31, 2018 are as follows:

Property	Lease Expiration
3M	7/31/2022
Cummins	2/28/2023
24 Hour Fitness	3/31/2030
Texas Health	12/31/2025
Bon Secours	8/31/2026
Costco	7/31/2025	(1)
(1)	The tenant’s right to cancel the lease on July 31, 2023 was not determined to be probable for financial accounting purposes.

Fiscal 2017:

During the year ended December 31, 2017, the Company acquired the following properties.

Property	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles	Total
Northrop Grumman	$1,191,024	$11,191,967	$1,341,199	$—	$—	$13,724,190
exp US Services	785,801	5,134,320	388,248	616,486	—	6,924,855
Harley	1,145,196	12,033,092	—	—	—	13,178,288
Wyndham	4,144,069	5,303,201	669,232	—	—	10,116,502
Williams Sonoma	3,546,744	3,478,337	550,486	—	(364,555)	7,211,012
Omnicare	800,772	6,242,156	281,442	—	—	7,324,370
EMCOR	427,589	5,533,021	463,488	—	(285,562)	6,138,536
Husqvarna	974,663	10,866,481	1,013,948	—	(852,044)	12,003,048
AvAir	3,493,673	23,859,451	—	—	—	27,353,124
	$16,509,531	$83,642,026	$4,708,043	$616,486	$(1,502,161)	$103,973,925
Purchase price and other acquisition costs	$103,973,925
Purchase deposits applied	(500,000)
Acquisition fees to affiliate	(3,015,057)
Acquisition of real estate before financing	$100,458,868

Capitalized acquisition fees paid to the Advisor for properties acquired during the year ended December 31, 2017 are as follows:

Property
Northrop Grumman	$398,100
exp US Services	200,837
Harley	382,500
Wyndham	292,970
Williams Sonoma	209,165
Omnicare	211,275
EMCOR	177,210
Husqvarna	348,000
AvAir	795,000
Total	$3,015,057

Appendix I-22

The Company also paid the Advisor capitalized acquisition fees of $20,555 during the year ended December 31, 2017 for additions to real estate investments. During the year ended December 31, 2017, the Company recognized $4,413,353 of total revenue related to these properties.

The noncancellable lease terms of the properties acquired during the year ended December 31, 2017 are as follows:

Property	Lease Expiration
Northrop Grumman	5/31/2021
exp US Services	11/30/2026
Harley	4/12/2032
Wyndham	2/28/2025
Williams Sonoma	10/31/2022
Omnicare	5/31/2026
EMCOR	2/28/2027
Husqvarna	6/30/2027	(1)
AvAir	12/31/2032
(1)	The tenant’s right to cancel lease on June 30, 2025 was not determined to be probable for financial accounting purposes.

Asset Concentration

The Company’s portfolio asset concentration as of December 31 was as follows (greater than 10% of total assets):

	2018		2017
Property and Location	Net Carrying Value	Percentage of Total Assets	Net Carrying Value	Percentage of Total Assets
AvAir, Chandler, AZ	$26,634,909	10.6%	$27,353,125	17.4%
Costco, Issaquah, WA	$29,974,716	11.9%	$—	—

Revenue Concentration

The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
Property and Location	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
AvAir, Chandler, AZ	$2,670,159	14.8%	$2,100,000	19.9%
Northrop Grumman, Melbourne, FL	$—	—	$1,162,274	11.0%

Operating Leases

The Company’s real estate properties are primarily leased to tenants under triple-net leases for which terms and expirations vary. The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies or lease guarantors) that are rated by national recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or that are required to be provided pursuant to the lease; (3) monitoring news reports and press releases regarding the tenants (or their parent companies or lease guarantors), and their underlying business and industry; and (4) monitoring the timeliness of rent collections.

Appendix I-23

As of December 31, 2018, the future minimum contractual rent payments due under the Company’s operating leases, excluding any renewal periods, are as follows:

2019	$17,588,378
2020	17,834,035
2021	16,752,518
2022	15,520,338
2023	13,317,933
Thereafter	59,183,690
$140,196,892

Intangibles

As of December 31, 2018 and 2017, the Company’s intangible assets were as follows:

	2018			2017
	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles
Cost	$17,717,819	$783,115	$(3,071,253)	$8,340,774	$783,115	$(1,653,771)
Accumulated amortization	(3,173,254)	(198,867)	475,871	(1,192,318)	(101,822)	69,542
Net amount	$14,544,565	$584,248	$(2,595,382)	$7,148,456	$681,293	$(1,584,229)

The intangible assets acquired in connection with these acquisitions have a weighted average amortization period of approximately 7.6 years as of December 31, 2018. As of December 31, 2018, amortization of intangible assets over the next five years is expected to be as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles	Below-Market Lease Intangibles
2019	$2,792,209	$97,045	$474,391
2020	2,792,209	97,045	474,391
2021	2,375,950	78,994	474,391
2022	1,839,880	63,720	306,829
2023	1,214,116	63,719	78,370
Thereafter	3,530,201	183,725	787,010
	$14,544,565	$584,248	$2,595,382
Weighted-Average Remaining Amortization Period	7.2 years	7.2 years	9.8 years
NOTE 5.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities are as follows:

	December 31,
	2018	2017
The TIC Interest(1)	$10,749,332	$11,103,547
Rich Uncles Real Estate Investment Trust I (“REIT I”)	3,526,483	3,420,475
	$14,275,815	$14,524,022
(1)	The Company’s investment includes $626,073 of acquisition fees paid to affiliate (see Note 8).

Appendix I-24

The Company’s income (loss) from investments in unconsolidated entities is as follows:

	Years Ended December 31,
	2018	2017
The TIC Interest	$269,191	$30,038
REIT I	(43,167)	169,195
	$226,024	$199,233

The TIC Interest

On September 28, 2017, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the 72.7% TIC Interest. The remaining approximate 27.3% undivided interest in the Santa Clara property is held by Hagg Lane II, LLC (an approximate 23.4%) and the Hagg Lane III, LLC (an approximate 3.9%). The manager of Hagg Lane II, LLC and Hagg Lane III, LLC is a board member of the Sponsor. The Santa Clara property does not qualify as a variable interest entity and consolidation is not required as the Company’s TIC Interest does not control the property. Therefore, the Company accounts for the TIC Interest using the equity method. The Company receives approximately 72.7% of the cash flow distributions and recognizes approximately 72.7% of the results of operations. During the years ended December 31, 2018 and 2017, the Company received $623,406 and $95,158 in cash distributions, respectively.

The following is summarized financial information for the Santa Clara property:

	December 31,
	2018	2017
Assets:
Real estate investments, net	$31,668,300	$32,587,034
Cash and cash equivalents	466,379	615,436
Other assets	117,075	103,700
Total assets	$32,251,754	$33,306,170

Liabilities:
Mortgage notes payable, net	$13,994,844	$14,235,256
Below-market lease, net	3,103,778	3,247,480
Other liabilities	61,188	246,085
Total liabilities	17,159,810	17,728,821
Total equity	15,091,944	15,577,349
Total liabilities and equity	$32,251,754	$33,306,170
	Year Ended December 31, 2018	Period From September 28, 2017 Through December 31, 2017
Total revenue	$2,678,110	$757,850

Expenses:
Depreciation and amortization	584,059	154,339
Interest expense	991,621	410,722
Other expense	730,448	151,477
Total expenses	2,306,128	716,538
Net income	$371,982	$41,312

Appendix I-25

REIT I

The Company’s investment in REIT I represented an approximate 4.80% and 4.40% ownership interest as of December 31, 2018 and, 2017 respectively. The Company recorded its share of income (loss) of REIT I based on REIT I’s results of operations for the years ended December 31, 2018 and 2017. For the year ended December 31, 2017, income from REIT I reflected in the Company’s statement of operations includes $109,309 related to periods prior to January 1, 2017. During the years ended December 31, 2018 and 2017, the Company received $273,264 and $272,528 in cash distributions, respectively, related to its investment in REIT I. The following is summarized financial information for REIT I:

	December 31,
	2018	2017
Assets:
Real estate investments, net	$125,075,537	$131,166,670
Cash and cash equivalents and restricted cash	3,376,145	6,027,807
Other assets	3,070,475	2,658,777
Total assets	$131,522,157	$139,853,254
Liabilities:
Mortgage notes payable, net	$61,446,068	$62,277,387
Below-market lease, net	3,105,843	3,966,008
Other liabilities	3,359,618	2,937,247
Total liabilities	67,911,529	69,180,642
Redeemable common stock	163,572	586,242
Total shareholders’ equity	63,447,056	70,086,370
Total liabilities, redeemable common stock and stockholders’ equity	$131,522,157	$139,853,254
	Years Ended December 31,
	2018	2017
Total revenue	$13,166,631	$12,837,755

Expenses:
Depreciation and amortization	5,783,643	5,654,451
Interest expense	2,813,430	2,503,810
Other expense	4,603,963	4,033,242
Impairment of real estate investment property	862,190	—
Total expenses	14,063,226	12,191,503
Other income:
Gain on sale of real estate investment property, net	—	747,957
Other income	—	838
Total other income	—	748,795
Net (loss) income	$(896,595)	$1,395,047

Appendix I-26

NOTE 6.	DEBT

Mortgage Notes Payable

As of December 31, 2018 and 2017, the Company’s mortgage notes payable consisted of the following:

Collateral	2018 Principal Balance	2017 Principal Balance	Contractual Interest Rate(1)	Effective Interest Rate(1)	Loan Maturity
Accredo Health/Walgreen properties	$6,996,469	$7,133,966	3.95%	3.95%	7/1/2021
Dana property	4,632,398	4,709,889	4.56%	4.56%	4/1/2023
Six Dollar General properties	3,885,334	3,951,846	4.69%	4.69%	4/1/2022
Wyndham property(2)	5,820,600	5,920,800	One-month LIBOR+2.05%	4.34%	6/5/2027
Williams Sonoma property(2)	4,615,800	4,699,200	One-month LIBOR+2.05%	4.34%	6/5/2022
Omnicare property	4,349,963	4,423,574	4.36%	4.36%	5/1/2026
Harley property	6,868,254	6,983,418	4.25%	4.25%	9/1/2024
Northrop Grumman property	5,809,367	5,945,655	4.40%	4.40%	3/2/2021
EMCOR property	2,911,577	2,955,000	4.35%	4.35%	12/1/2024
exp US Services property	3,446,493	3,505,061	(4)	4.25%	11/17/2024
Husqvarna property	6,379,182	—	(5)	4.60%	2/20/2028
AvAir property(3)	14,575,000	12,000,000	(6)	4.84%	3/27/2028
3M property	8,360,000	—	One-month LIBOR+2.25%	5.09%	3/29/2023
Cummins property	8,530,000	—	One-month LIBOR+2.25%	5.16%	4/4/2023
24 Hour Fitness property	8,900,000	—	One-month LIBOR+4.30%	6.56%	3/17/2019
Texas Health property	4,842,500	—	One-month LIBOR+4.30%	6.56%	3/13/2019
Bon Secours property	5,250,000	—	5.41%	5.41%	9/15/2026
Costco property	18,850,000	—	4.85%	4.85%	1/1/2030
Total mortgage notes payable	125,022,937	62,228,409
Less unamortized deferred financing costs	(2,313,629)	(1,741,106)
Mortgage notes payable, net	$122,709,308	$60,487,303
(1)	Contractual interest rate represents the interest rate in effect under the mortgage note payable as of December 31, 2018. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2018 (consisting of the contractual interest rate and the effect of the interest rate swap, if applicable). For further information regarding the Company’s derivative instruments (see Note 7).
(2)	The notes on each of the Williams Sonoma and Wyndham properties (collectively, the “Property”) located in Summerlin, Nevada were originated by Nevada State Bank (“Bank”). The notes are collateralized by a deed of trust and a security agreement with assignment of rents and fixture filing. In addition, the individual loans are subject to a cross collateralization and cross default agreement whereby any default under, or failure to comply with the terms of any one or both of the notes is an event of default under the terms of both notes. The value of the property must be in an amount sufficient to maintain a loan to value ratio of no more than 60%. If the note to value ratio is ever more than 60%, the borrower shall, upon the Bank’s written demand, reduce the principal balance of the notes so that the note to value ratio is no more than 60%.
(3)	On March 27, 2018, the Company refinanced the mortgage note payable as of December 31, 2017 with a new note for $14,575,000 through a nonaffiliated lender. The note is secured by the AvAir property and it matures on March 27, 2028.
(4)	The initial contractual interest rate is 4.25% and starting November 18, 2022, the interest rate is T-Bill index plus 3.25%.
(5)	The initial contractual interest rate is 4.60% for the first five years and the greater of 4.60% or five-year Treasury Constant Maturity (“TCM”) plus 2.45% for the second five years.
(6)	The initial contractual interest rate for the note payable outstanding as of December 31, 2018 is 4.84% for the first five-years and the greater of 4.60% or five-year TCM plus 2.45% for the second five-years.
(7)	On March 7, 2019, the Company refinanced the mortgage note payable as of March 17, 2019 with a new note for $6,350,000 through a nonaffiliated lender. The new note is secured by the 24 Hour Fitness property and it matures on March 7, 2049.
(8)	On March 13, 2019, the Company repaid this mortgage note payable with borrowings under its unsecured line of credit.

The following were the face value, carrying amount and fair value of the Company’s mortgage notes payable as of December (Level 3 measurement):

	2018			2017
	Face Value	Carrying Value	Fair Value	Face Value	Carrying Value	Fair Value
Mortgage notes payable	$125,022,937	$122,709,308	$123,821,490	$62,228,409	$60,487,303	$62,363,284

Disclosures of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.

Appendix I-27

Unsecured Credit Facility

On February 1, 2018, the Company, together with the Operating Partnership and Rich Uncles NNN LP, LLC (“Borrowers”), entered into a Business Loan Agreement and Promissory Note (the “Unsecured Credit Facility”) with Pacific Mercantile Bank (“Lender”). The Unsecured Credit Facility replaced the $12,000,000 unsecured line of credit with Lender, which expired on January 26, 2018 (the “Former Credit Facility”). The Unsecured Credit Facility is a revolving unsecured line of credit for a maximum principal amount of $9,000,000 and was scheduled to mature on January 26, 2019, unless earlier terminated. Under the terms of the Unsecured Credit Facility, Borrowers pay a variable rate of interest on outstanding amounts equal to one (1) percentage point over an independent index published in The Wall Street Journal based on the highest rate on corporate loans posted by at least 75% of the largest banks (the “Index”). Based upon the Index as of the date of the Unsecured Credit Facility, the interest rate under the Unsecured Credit Facility was 6.5% as of December 31, 2018. The Borrowers received extensions of the Unsecured Credit Facility until April 30, 2019 as discussed in Note 10.

The Unsecured Credit Facility contains customary representations, warranties and covenants, which are substantially similar to those in the Former Credit Facility. The Company’s ability to borrow under the Unsecured Credit Facility will be subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial obligations.

The Unsecured Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the Unsecured Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

The Unsecured Credit Facility is secured by guaranties executed by Raymond E. Wirta, Chairman of the Board of the Company, a trust belonging to Mr. Wirta, Harold C. Hofer, and a trust belonging to Mr. Hofer, each in the amount of $9,000,000. Such guaranties become effective upon certain triggering events, including an event of default under the Unsecured Credit Facility and the failure by Borrowers to pay one or more subsequent advances within 90 days of disbursement.

As of December 31, 2018, the Company’s current Unsecured Credit Facility had total outstanding borrowings of $9,000,000. As of December 31, 2017, the Company’s Former Credit Facility had total outstanding borrowings of $12,000,000.

All Debt Agreements

Pursuant to the terms of mortgage notes payable on certain of the Company’s properties and the Unsecured Credit Facility, the Company and/or the Borrowers are subject to certain financial loan covenants. The Company and/or the Borrowers were in compliance with all terms and conditions of the applicable loan agreements as of December 31, 2018.

The following summarizes the future principal repayments of the Company’s mortgage notes payable and Unsecured Credit Facility as of December 31, 2018:

	Mortgage Notes Payable	Unsecured Credit Facility		Total
2019	$14,852,271	$9,000,000	(1)	$23,852,271
2020	1,435,312	—		1,435,312
2021	8,130,359	—		8,130,359
2022	14,516,126	—		14,516,126
2023	21,115,026	—		21,115,026
Thereafter	64,973,843	—		64,973,843
Total principal	125,022,937	9,000,000		134,022,937
Deferred financing costs, net	(2,313,629)	(2,000)		(2,315,629)
Total	$122,709,308	$8,998,000		$131,707,308
(1)	The maturity date of the outstanding borrowings under the Company’s Unsecured Credit Facility was extended to April 30, 2019, as discussed in Note 10.

Appendix I-28

Interest Expense

The following is a reconciliation of the components of interest expense:

	Year Ended December 31,
	2018	2017
Mortgage notes payable:
Interest expense	$4,065,686	$1,191,351
Amortization of deferred financing costs	897,535	168,546
Loss (gain) on interest rate swaps(1)	261,198	(1,668)
Unsecured credit facility:
Interest expense	323,409	248,637
Amortization of deferred financing costs	30,000	1,118
Forfeited loan fee	—	30,000
Total interest expense	$5,577,828	$1,637,984
(1)	Includes unrealized loss (gain) on interest rate swaps of $157,613 and $(7,899) for years ended December 31, 2018 and 2017, respectively, (see Note 7). Accrued interest payable of $7,649 and $6,231 at December 31, 2018 and 2017, respectively, represents the unsettled portion of the interest rate swaps for the period from origination of the interest rate swap through the respective balance sheet dates.
NOTE 7.	INTEREST RATE SWAP DERIVATIVES

The Company, through its wholly-owned limited liability company subsidiaries, has entered into interest rate swap agreements with amortizing notational amounts relating to four of its mortgage notes payable. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks.

The following table summarizes the notional amount and other information related to the Company’s interest rate swaps as of December 31, 2018 and 2017.

	2018					2017
Derivative Instruments	Number of Instruments	Notional Amount(i)	Reference Rate(ii)	Weighted Average Fixed Pay Rate	Weighted Average Remaining Term	Number of Instruments	Notional Amount(i)	Reference Rate(iii)	Weighted Average Fixed Pay Rate	Weighted Average Remaining Term
Interest Rate Swap Derivatives	4	$27,346,400	One-month LIBOR + applicable spread/Fixed at 4.05%- 5.16%	4.73%	5.1 years	2	$10,620,000	One-month LIBOR + applicable spread/Fixed at 4.05%- 4.34%	4.21%	7.2 years
(i)	The notional amount of the Company’s swaps decreases each month to correspond to the outstanding principal balance on the related mortgage. The minimum notional amount (outstanding principal balance at the maturity date) as of December 31, 2018 was $24,936,799.
(ii)	The reference rate was December 31, 2018.
(iii)	The reference rate was December 31, 2017.

The following table sets forth the fair value of the Company’s derivative instruments (Level 2 measurement), as well as their classification in the consolidated balance sheets:

		December 31, 2018		December 31, 2017
Derivative Instrument	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Interest Rate Swaps	Asset - Interest rate swap derivatives, at fair value	2	$151,215	2	$7,899
Interest Rate Swaps	Liability - Interest rate swap derivatives, at fair value	2	$(300,929)	—	$—

The change in fair value of a derivative instrument that is not designated as a cash flow hedge for financial accounting purposes is recorded as interest expense in the consolidated statements of operations. None of the Company’s derivatives at December 31, 2018 or 2017 were designated as hedging instruments; therefore, the net unrealized losses (gains) recognized on interest rate swaps of $157,613 and ($7,899), respectively, was recorded as an increase (decrease) in interest expense for year ended December 31, 2018 and 2017, respectively (see Note 6).

Appendix I-29

NOTE 8.	RELATED PARTY TRANSACTIONS

The Company pays the members of its board of directors who are not executive officers for services rendered by issuing shares of Class C common stock to them. The total amount paid was $167,835 and $163,000 for the years ended December 31, 2018 and 2017, respectively.

The Company has entered into an agreement (as amended the “Advisory Agreement”) with the Advisor. This agreement entitles the Advisor to specified fees upon the provision of certain services with regard to investments in real estate and the management of those investments, among other services, and the disposition of investments, as well as entitling the Advisor to reimbursement of organizational and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offerings, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor for REIT I and BRIX REIT, Inc. (“BRIX REIT”). During the years ended December 31, 2018 and 2017, no other business transactions occurred between the Company and REIT I or BRIX REIT, other than described below or elsewhere herein, and those relating to the Company’s investment in REIT I.

Summarized below are the related party costs incurred by the Company, including those incurred pursuant to the Advisory Agreement, for the years ended December 31, 2018 and 2017, respectively:

	Year Ended December 31, 2018	December 31, 2018		Year Ended December 31, 2017		December 31, 2017
	Incurred	Receivable	Payable	Incurred		Receivable	Payable
Expensed:
Asset management fees(1)	$2,004,760	$—	$—	$872,281		$—	$567,661
Subordinated participation fees	839,050	—	839,050	315,802		—	315,802
Fees to affiliates	2,843,810	—	—	1,188,083		—	—
Property management fees*	174,529	—	96,792	20,251		—	7,969
Directors and officers insurance and other reimbursements**	128,512	—	30,164	—		—	—
Expense reimbursements (from) to Sponsor(2)	(1,136,469)	16,838	—	(2,324,598)		34,194	—
Waiver of asset management fees(1)	—	—	—	(143,540)		—	—
Capitalized:
Acquisition fees	2,752,339	—	—	3,661,684	(5)	—	—
Financing coordination fees	262,050	—	—	326,600		—	—
Reimbursable organizational and offering expenses(3)	1,503,062	—	13,168	1,986,147		—	15,945
Other:
Due to REIT I	—	—	—	48,418	(4)	—	—
Payable to TIC	—	—	—	363,168	(6)	—	—
		$16,838	$979,174			$34,194	$907,377
*	Property management fees are classified within property operating expenses on the consolidated statements of operations.
**	Directors and officers insurance and other reimbursements are classified within general and administrative expenses on the consolidated statements of operations.
(1)	To the extent the Advisor elects, in its sole discretion, to defer all or any portion of its monthly asset management fee, the Advisor will be deemed to have waived, not deferred, that portion up to 0.025% of the total investment value of the Company’s assets. For the years ended December 31, 2018 and 2017, the Advisor waived $0 and $143,540, respectively, of asset management fees, which are not subject to future recoupment by the Advisor.
(2)	Includes payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Sponsor” below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The expense reimbursements from the Sponsor for the year ended December 31, 2018 also include $261,370 of employment related legal fees which the Sponsor also agreed to reimburse the Company. The receivables related to these costs are reflected in “Due from affiliates” in the consolidated balance sheets.

Appendix I-30

(3)	As of December 31, 2018, the Sponsor had incurred $8,442,205 of organizational and offering costs on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor for such organizational and offering expenses to the extent of 3% of gross offering proceeds.
(4)	This amount was the result of a bank error. The Company incurred $48,418 of interest on its unsecured credit facility for the year ended December 31, 2017. The monthly interest payment that was due on the unsecured credit facility was withdrawn from REIT I’s bank account rather than from the Company’s bank account. This amount was repaid in 2017.
(5)	Includes $626,073 relating to the Santa Clara property. See Related Party Transactions with Unconsolidated Entities below.
(6)	After closing the acquisition of the Santa Clara property, the Company received $363,168 from the title company. These proceeds represent cash received by the title company in excess of the amounts needed to acquire the property. At December 31, 2017, these proceeds were paid in full to the TIC which owns the property.

Organizational and Offering Costs

The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. As of December 31, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company is obligated to reimburse to the Sponsor is uncertain. As of December 31, 2018, the Company has reimbursed the Sponsor $4,215,004 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through December 31, 2018 was $4,228,172, of which $13,168 was payable as of December 31, 2018 and is included in “Due to affiliates” in the consolidated balance sheet.

Investor Relations Payroll Expense Reimbursements from Sponsor

The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Registered Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the year ended December 31, 2018 and 2017 were $875,100 and $2,324,598, respectively. The significant reduction in reimbursements during the 2018 periods corresponds primarily to a reduction in the number of investor relations personnel and related costs.

Acquisition Fees

The Company pays the Advisor a fee in an amount equal to 3.0% of the contract purchase price of the Company’s properties plus additions to real estate investments, as defined, as acquisition fees. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

Asset Management Fees

The Company pays the Advisor, as compensation for the advisory services rendered to the Company, a monthly fee in an amount equal to 0.1% of the total investment value, as defined (the “Asset Management Fee”), as of the end of the preceding month plus the book value of any properties acquired during the month pro-rated based on the number of days owned. The Asset Management Fee is payable monthly on the last business day of such month. On August 2, 2018, the conflicts committee, which is comprised of all of the independent directors of the Company, approved, and on August 3, 2018 the board of directors approved, renewing the Advisory Agreement for an additional year, to August 11, 2019. At the same time, the board of directors also approved amendments to the Advisory Agreement which provide for (i) paying the Asset Management Fee for assets acquired during a month based on the pro-rated number of days following acquisition and (ii) paying the Asset Management Fee on the last business day of the month. The Asset Management Fee, which must be reasonable in the determination of the Company’s independent directors at least annually, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the Asset Management Fee not paid as to any fiscal year is deferred without interest and may be paid in such other fiscal year as the Advisor shall determine.

Appendix I-31

Additionally, to the extent the Advisor elects, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee, the Advisor will be deemed to have waived, not deferred, that portion of its monthly Asset Management Fee that is up to 0.025% of the total investment value of the Company’s assets. The total amount of Asset Management Fees incurred in the years ended December 31, 2018 and 2017 was $2,004,760 and $872,281, respectively, of which $0 and $143,540, respectively, was waived. Asset Management Fees payable at December 31, 2018 and 2017 were $0 and $567,661, respectively.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor or an affiliate provides a substantial amount of the services (as determined by a majority of the Company’s independent directors) in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to a property, then the Company pays to the Advisor or such affiliate a financing coordination fee equal to 1.0% of the amount of such financing. The Company paid and capitalized an aggregate of $262,050 related to three loans during the year ended December 31, 2018 and an aggregate of $326,600 related to seven loans during the year ended December 31, 2017.

Property Management Fees

If the Advisor or any of its affiliates provides a substantial amount of the property management services (as determined by a majority of the Company’s independent directors) for the Company’s properties, then the Company pays the Advisor or such affiliate a property management fee equal to 1.5% of gross revenues from the properties managed. The Company also reimburses the Advisor and any of its affiliates for property-level expenses that such tenant pays or incurs to the Company, including salaries, bonuses and benefits of persons employed by the Advisor, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of such person. The Advisor or its affiliate may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. The Company provided property management services for 10 and five properties in its portfolio during the years ended December 31, 2018 and 2017, respectively.

Disposition Fees

For substantial assistance in connection with the sale of properties, the Company pays the Advisor or one of its affiliates 3.0% of the contract sales price, as defined, of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, the Sponsor, their affiliates and unaffiliated third parties may not exceed the lesser of the competitive real estate commission or 6% of the contract sales price. There were no disposition fees incurred during the years ended December 31, 2018 and 2017.

Subordinated Participation Fees

The Company pays the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)	30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus
(ii)	30% of the product of: (a) the amount by which aggregate distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly basis.

The Company calculated a subordinated participation fee of $839,050 and $315,802 which was accrued as of December 31, 2018 and 2017, respectively, and paid in cash during the first quarters of 2019 and 2018, respectively.

Appendix I-32

Leasing Commission Fees

If a property or properties of the Company becomes unleased and the Advisor or any of its affiliates provides a substantial amount of the services (as determined by a majority of the Company’s independent directors) in connection with the Company’s leasing of a property or properties to unaffiliated third parties, then the Company pays the Advisor or such affiliate leasing commissions equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission. There were no leasing commission fees incurred during the years ended December 31, 2018 and 2017.

Other Operating Expense Reimbursement

Under the Company’s charter, total operating expenses of the Company are limited to the greater of 2% of average invested assets or 25% of net income for the four most recently completed fiscal quarters (the “2%/25% Limitation”). If the Company exceeds the 2%/25% Limitation, the Advisor must reimburse the Company the amount by which the aggregate total operating expenses exceeds the limitation, or the Company must obtain a waiver from the Company’s conflicts committee. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, reserves for bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined by GAAP, that are in any way related to the Company’s operation including asset management fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based upon increases in NAV per share; (f) acquisition fees and acquisition expenses (including expenses, relating to potential investments that the Company does not close); and (h) disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property (other than disposition fees on the sale of assets other than real property), including the costs of insurance premiums, legal services, maintenance, repair and improvement of real property.

The Company is in compliance with the 2/25% Limitation for operating expenses for the four fiscal quarters ended December 31, 2018. Operating expense reimbursements for the four fiscal quarters ended December 31, 2017 exceeded the 2%/25% Limitation. The conflicts committee approved the operating expenses above the 2%/25% Limitation, as they determined that the relationship of the Company’s operating expenses to average invested assets were justified for the year ended December 31, 2017 given the costs of operating a public company and the early stage of operations.

Related Party Transactions with Unconsolidated Entities

The Company’s portion of Advisor fees paid relating to the Santa Clara property for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Acquisition fees	$—	$626,073
Asset management fees	191,907	49,035
Total	$191,907	$675,108

The acquisition fees were paid pursuant to the Advisory Agreement and were capitalized as a component of the Company’s investment in the TIC.

Appendix I-33

The Company’s portion of Advisor fees paid relating to REIT I for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Expensed:
Asset management fees	$38,903	$33,376
Other	32,274	20,972
Capitalized:
Acquisition fees	—	29,536
Financing coordination fees	—	4,407
Total	$71,177	$88,291
NOTE 9.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Tenant Improvements

Pursuant to lease agreements, as of December 31, 2018 and 2017, the Company has obligations to pay for $3,789,091 and $1,899,485, respectively, in site and tenant improvements to be incurred by tenants, including a 72.7% share of the tenant improvements for the Santa Clara property as of December 31, 2017. As of December 31, 2018 and 2017, the Company had $3,486,927 and $944,582, respectively, of restricted cash held to fund the improvements.

Redemption of Common Stock

The maximum amount that may be repurchased per month is limited to no more than 2% of the Company’s most recently determined aggregate NAV. Repurchases for any calendar quarter will be limited to no more than 5% of its most recently determined aggregate NAV. The foregoing repurchase limitations are based on “net repurchases” during a quarter or month, as applicable. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the Company’s most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the Registered Offering and Class S Offering (including purchases pursuant to its Registered DRP Offering) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

The Company has the discretion to repurchase fewer shares than have been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that it lacks readily available funds to do so due to market conditions beyond the Company’s control, its need to main liquidity for its operations or because the Company determines that investing in real property or other illiquid investments is a better use of its capital than repurchasing its shares. In the event that the Company repurchases some but not all of the shares submitted for repurchase in a given period, shares submitted for repurchase during such period will be

Appendix I-34

repurchased on a pro-rata basis. In addition, the Company’s board of directors may amend, suspend or terminate the share repurchase program without stockholder approval upon 30 days’ notice if its directors believe such action is in the Company and its stockholders’ best interests. The Company’s board of directors may also amend, suspend or terminate the share repurchase program due to changes in law or regulation, or if the board of directors becomes aware of undisclosed material information that the Company believes should be publicly disclosed before shares are repurchased.

Legal Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Other than as described below, the Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

The SEC is conducting an investigation related to the advertising and sale of securities by the Company in connection with the Registered Offering. The investigation is a non-public fact-finding inquiry. It is neither an allegation of wrongdoing nor a finding that violations of law have occurred. In connection with the investigation, the Company and certain affiliates have received and responded to subpoenas from the SEC requesting documents and other information related to the Company and the Registered Offering. The SEC’s investigation is ongoing. The Company has cooperated and intends to continue to cooperate with the SEC in this matter. The Company is unable to predict the likely outcome of the investigation or determine its potential impact, if any, on the Company.

The Company generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

NOTE 10.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements were issued in the Company’s Form 10-K on March 29, 2019.

Offering Status

As of February 28, 2019, the Company had sold 14,976,828 shares of Class C common stock in the Offering, for aggregate gross offering proceeds of $150,121,913, which included 1,017,841 shares of Class C common stock sold under its distribution reinvestment plan, for gross proceeds of $10,225,876. As of February 28, 2019, the Company had sold 113,312 shares of Class S common stock in the Offering, for aggregate gross offering proceeds of $1,149,162, which included 318 shares of Class S common stock sold under its distribution reinvestment plan for gross proceeds of $3,210.

Distributions

On November 28, 2018, the Company’s board of directors declared distributions based on daily record dates for the period December 1, 2018 through December 31, 2018 at a rate of $0.00188113 per share per day, or $748,674, on the outstanding shares of the Company’s common stock, which the Company paid on January 25, 2019. Of the December 2018 distribution, $571,882 was reinvested through the Company’s DRP.

On December 26, 2018, the Company’s board of directors declared distributions based on daily record dates for the period January 1, 2019 through January 31, 2019 at rate of $0.00189113 per share per day, or $771,806, on the outstanding shares of the Company’s common stock, which the Company paid on February 25, 2019. Of the January 2019 distribution, $587,707 was reinvested through the Company’s DRP.

On January 31, 2019, the Company’s board of directors declared distributions based on daily record dates for the period February 1, 2019 through February 28, 2019 at rate of $0.00209375 per share per day, or $795,959, on the outstanding shares of the Company’s common stock, which the Company paid on March 25, 2019. Of the February 2019 distribution, $605,275 was reinvested through the Company’s DRP.

Appendix I-35

On February 28, 2019, the Company’s board of directors declared distributions based on daily record dates for the periods March 1, 2019 through March 31, 2019, April 1 through April 30, 2019, May 1 through May 31, 2019 and June 1 through June 30, 2019 at rate of $0.00192740 per share per day on the outstanding shares of its common stock, which the Company will pay on April 25, 2019, May 28, 2019, June 25, 2019 and July 25, 2019, respectively.

Redeemable Common Stock

Subsequent to December 31, 2018, the Company redeemed shares of Class C common stock as follows: 59,431 shares in January 2019 for $599,916; 124,258 shares in February 2019 for $1,236,669; and 41,100 shares in March 2019 for $408,661.

Debt Financing

On March 7, 2019, the Company refinanced a mortgage note payable which was due as of March 17, 2019 with a new note for $6,350,000 through a nonaffiliated lender. The note is secured by the 24 Hour Fitness property. The new mortgage note has a fixed interest rate of 4.64% for the first 11 years and matures on March 7, 2049. The financing coordination fee due to the Advisor or its affiliate for this financing amounted to $63,500.

On March 12, 2019, the Company repaid its $4,842,500 mortgage loan on the Texas Health Resources property with borrowings under its unsecured line of credit.

Credit Facility Extensions

Effective January 15, 2019 and March 26, 2019, the Company entered into agreements with the Lender to extend the maturity date of the Unsecured Credit Facility to March 26, 2019 and April 30, 2019, respectively.

REIT I

On January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which includes marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019 the Company announced that it intends to explore a potential acquisition of REIT I or REIT I’s portfolio of properties (the “REIT I Portfolio”) and that its board of directors has formed a special committee of the board of directors (the “special committee”), consisting solely of independent directors, that will evaluate the potential for a transaction with REIT I. The members of the special committee, comprising four of the Company’s six directors, have no affiliation with REIT I or the Sponsor. The special committee has hired UBS Investment Bank as its financial advisor and Morris, Manning and Martin, LLP as its legal advisor to assist the special committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

The special committee has not set a definitive timetable for completion of its evaluation, and there can be no assurances that the review process will result in any transaction. The Company does not intend to provide any updates pertaining to its exploration of a potential acquisition of REIT I and shareholders should not expect any announcement from the Company until such time that an outcome has been reached with respect to any potential offer for REIT I or the REIT I Portfolio, except as required under applicable laws.

Appendix I-36

RW HOLDINGS NNN REIT, INC.
Schedule III
Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2018

					Initial Cost to Company				Gross Amount at Which Carried at Close of Period
Description	Location	Original Year of Construction	Date Acquired	Encumbrances	Land	Buildings & Improvements(1)	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements(1)	Total	Accumulated Depreciation and Amortization	Net
Accredo	Orlando, FL	2006	6/15/2016	$4,837,224	$1,706,641	$9,003,859	$10,710,500	$198,986	$1,706,641	$9,202,843	$10,909,484	$(1,265,678)	$9,643,806
Walgreens	Stockbridge, GA	2001	6/21/2016	2,159,245	1,033,105	3,820,266	4,853,371	—	1,033,105	3,820,266	4,853,371	(833,561)	4,019,810
Dollar General	Litchfield, ME	2015	11/4/2016	645,791	293,912	1,104,202	1,398,114	—	293,912	1,104,202	1,398,114	(85,518)	1,312,596
Dollar General	Wilton, ME	2015	11/4/2016	651,085	212,036	1,472,393	1,684,429	—	212,036	1,472,393	1,684,429	(109,445)	1,574,984
Dollar General	Thompsontown, PA	2015	11/4/2016	651,085	217,912	1,088,678	1,306,590	—	217,912	1,088,678	1,306,590	(82,167)	1,224,423
Dollar General	Mt. Gilead, OH	2015	11/4/2016	645,791	283,578	1,002,456	1,286,034	—	283,578	1,002,457	1,286,035	(78,780)	1,207,255
Dollar General	Lakeside, OH	2015	11/4/2016	645,791	176,515	1,037,214	1,213,729	—	176,515	1,037,214	1,213,729	(80,853)	1,132,876
Dollar General	Castalia, OH	2015	11/4/2016	645,791	154,676	1,033,817	1,188,493	—	154,676	1,033,818	1,188,494	(78,557)	1,109,937
Dana	Cedar Park, TX	2013	12/27/2016	4,632,398	1,290,863	8,312,917	9,603,780	—	1,290,863	8,312,917	9,603,780	(1,001,594)	8,602,186
Northrop Grumman	Melbourne, FL	1986	3/7/2017	5,809,367	1,191,024	12,533,166	13,724,190	—	1,191,024	12,533,166	13,724,190	(1,402,927)	12,321,263
exp US Services	Maitland, FL	1985	3/27/2017	3,446,493	785,801	5,522,567	6,308,368	—	785,801	5,522,568	6,308,369	(389,042)	5,919,327
Harley	Bedford, TX	2016	4/13/2017	6,868,255	1,145,196	12,033,092	13,178,288	—	1,145,196	12,033,092	13,178,288	(562,523)	12,615,765
Wyndham	Summerlin, NV	2001	6/22/2017	5,820,600	4,144,069	5,972,433	10,116,502	959,213	4,144,069	6,931,646	11,075,715	(461,240)	10,614,475
Williams-Sonoma	Summerlin, NV	1996	6/22/2017	4,615,800	3,546,744	4,028,821	7,575,565	1,054,532	3,546,744	5,083,354	8,630,098	(435,346)	8,194,752
Omnicare	Richmond, VA	2004	7/20/2017	4,349,963	800,772	6,523,599	7,324,371	219,818	800,772	6,743,417	7,544,189	(343,275)	7,200,914
EMCOR	Cincinnati, OH	2010	8/29/2017	2,911,577	427,589	5,996,509	6,424,098	—	427,589	5,996,509	6,424,098	(245,453)	6,178,645
Husqvarna	Charlotte, NC	2010	11/30/2017	6,379,182	974,663	11,879,485	12,854,148	—	974,663	11,879,485	12,854,148	(399,615)	12,454,533
AvAir	Chandler, AZ	2015	12/28/2017	14,575,000	3,493,673	23,864,226	27,357,899	—	3,493,673	23,864,227	27,357,900	(722,991)	26,634,909
3M	DeKalb, IL	2007	2018-03-29	8,360,000	758,780	16,360,400	17,119,180	—	758,780	16,360,400	17,119,180	(985,899)	16,133,281
Cummins	Nashville, TN	2001	2018-04-04	8,530,000	3,347,960	12,654,529	16,002,489	—	3,347,960	12,654,529	16,002,489	(562,814)	15,439,675
Northrop Grumman Parcel	Melbourne, FL	—	2018-06-21	—	329,410	—	329,410	—	329,410	—	329,410	—	329,410
24 Hour Fitness	Las Vegas, NV	1995	2018-07-27	8,900,000	3,121,985	9,536,325	12,658,310	—	3,121,985	9,536,325	12,658,310	(204,887)	12,453,423
Texas Health	Dallas, TX	1978	2018-09-13	4,842,500	1,827,914	5,862,010	7,689,924	—	1,827,914	5,862,010	7,689,924	(86,716)	7,603,208
Bon Secours	Richmond, VA	2001	2018-10-31	5,250,000	1,658,659	9,184,248	10,842,907	—	1,658,659	9,184,248	10,842,907	(90,731)	10,752,176
Costco	Issaquah, WA	1987	2018-12-20	18,850,000	8,202,915	21,825,853	30,028,768	—	8,202,915	21,825,853	30,028,768	(54,052)	29,974,716
				$125,022,937	$41,126,391	$191,653,068	$232,779,459	$2,432,550	$41,126,391	$194,085,618	$235,212,009	$(10,563,664)	$224,648,345

Appendix I-37

Notes:

•	The aggregate cost of real estate for federal income tax purposes was approximately $232,900,000 (unaudited) as of December 31, 2018.
•	Real estate investments (excluding land) are depreciated over their estimated useful lives. Their useful lives are generally 29-48 years for buildings, the shorter of 15 years or remaining lease term for site/building improvements, the shorter of 15 years or remaining contractual lease term for tenant improvements and the remaining lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles for tenant origination and absorption costs.
•	The real estate assets are 100% owned by the Company.

Appendix I-38

The following table summarizes the Company’s real estate assets and accumulated depreciation and amortization as of December 31, 2018 and 2017:

RW Holdings NNN REIT, INC.
Schedule III
Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2018 and 2017

	2018	2017
Real estate investments:
Balance at beginning of year	$138,810,355	$33,245,041
Acquisitions	94,670,988	$104,880,154
Improvements to real estate	1,730,666	685,160
Balance at end of year	$235,212,009	$138,810,355

Accumulated depreciation and amortization:
Balance at beginning of year	$(3,574,739)	$(493,185)
Depreciation and amortization	(6,988,925)	(3,081,554)
Balance at end of year	$(10,563,664)	$(3,574,739)

Appendix I-39

Unaudited Consolidated Financial Statements as of and for the period ending June 30, 2019

RW HOLDINGS NNN REIT, INC.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2019	December 31, 2018
Assets
Real estate investments:
Land	$41,126,392	$41,126,392
Buildings and improvements	176,367,798	176,367,798
Tenant origination and absorption costs	17,717,819	17,717,819
Total investments in real estate property	235,212,009	235,212,009
Accumulated depreciation and amortization	(15,346,655)	(10,563,664)
Total investments in real estate property, net	219,865,354	224,648,345
Investments in unconsolidated entities (Note 5)	13,987,073	14,275,815
Total real estate investments, net	233,852,427	238,924,160

Cash and cash equivalents	10,635,254	5,252,686
Restricted cash	156,046	3,503,242
Tenant receivables	4,146,339	3,659,114
Above-market lease intangibles, net	535,725	584,248
Due from affiliates (Note 8)	4,236	16,838
Refundable purchase deposits	200,000	100,000
Prepaid expenses and other assets	577,619	234,399
Interest rate swap derivatives	—	151,215
Total assets	$250,107,646	$252,425,902

Liabilities and Stockholders’ Equity
Mortgage notes payable, net	$115,032,981	$122,709,308
Unsecured credit facility, net	—	8,998,000
Accounts payable, accrued and other liabilities	4,264,232	7,164,713
Share repurchases payable	822,829	584,676
Below-market lease intangibles, net	2,358,186	2,595,382
Due to affiliates (Note 8)	30,282	979,174
Interest rate swap derivatives	1,023,730	300,929
Total liabilities	123,532,240	143,332,182

Commitments and contingencies (Note 9)

Redeemable common stock	5,762,798	6,000,951

Preferred stock, $0.001 par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class C common stock $0.001 par value, 300,000,000 shares authorized, 15,313,171 and 12,943,294 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	15,313	12,943
Class S common stock $0.001 par value, 100,000,000 shares authorized, 166,448 and 17,594 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	166	18
Additional paid-in-capital	144,011,702	119,247,245
Cumulative distributions and net losses	(23,214,573)	(16,167,437)
Total stockholders’ equity	120,812,608	103,092,769
Total liabilities and stockholders’ equity	$250,107,646	$252,425,902

See accompanying notes to condensed consolidated financial statements.

Appendix I-40

RW HOLDINGS NNN REIT, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Rental income	$5,896,266	$4,383,966	$11,781,711	$7,841,944

Expenses:
Fees to affiliates (Note 8)	812,019	477,915	1,624,037	879,230
General and administrative	853,940	836,996	1,393,445	1,449,183
Depreciation and amortization	2,391,495	1,712,469	4,782,991	3,026,745
Interest expense	2,076,725	1,203,260	4,237,075	2,293,876
Property expenses	1,111,936	701,244	2,174,588	1,194,222
Total expenses	7,246,115	4,931,884	14,212,136	8,843,256
Less: Expenses reimbursed by Sponsor or affiliates (Note 8)	(148,233)	(293,939)	(236,232)	(653,453)
Net expenses	7,097,882	4,637,945	13,975,904	8,189,803

Other income:
Interest income	5,645	4,244	11,031	7,920
Income from investments in unconsolidated entities, net	55,955	38,606	129,988	93,485
Total other income	61,600	42,850	141,019	101,405
Net loss	$(1,140,016)	$(211,129)	$(2,053,174)	$(246,454)

Net loss per share, basic and diluted (Note 2)	$(0.08)	$(0.02)	$(0.14)	$(0.02)

Weighted-average number of common shares outstanding, basic and diluted	14,846,259	10,603,387	14,218,770	10,054,089

Dividends declared per common share	$0.176	$0.176	$0.352	$0.410

See accompanying notes to condensed consolidated financial statements.

Appendix I-41

RW HOLDINGS NNN REIT, INC.
Condensed Consolidated Statements of Stockholders’ Equity
Three Months Ended June 30, 2019 and 2018
(Unaudited)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class C		Class S
	Shares	Amounts	Shares	Amounts
Balance, March 31, 2019	14,201,229	$14,201	132,517	$133	$132,742,525	$(19,469,289)	$113,287,570
Issuance of common stock	1,329,089	1,329	33,931	33	13,846,925	—	13,848,287
Stock compensation expense	5,414	5	—	—	54,995	—	55,000
Offering costs	—	—	—	—	(415,299)	—	(415,299)
Repurchase of common stock	(222,561)	(222)	—	—	(2,217,444)	—	(2,217,666)
Distributions declared	—	—	—	—	—	(2,605,268)	(2,605,268)
Net loss	—	—	—	—	—	(1,140,016)	(1,140,016)
Balance, June 30, 2019	15,313,171	$15,313	166,448	$166	$144,011,702	$(23,214,573)	$120,812,608
	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class C		Class S
	Shares	Amounts	Shares	Amounts
Balance, March 31, 2018	10,098,354	$10,087	3,065	$3	$93,582,794	$(8,292,416)	$85,300,468
Issuance of common stock	1,281,493	1,293	33	—	12,878,052	—	12,879,345
Stock compensation expense	4,300	4	—	—	43,211	—	43,215
Offering costs	—	—	—	—	(386,203)	—	(386,203)
Repurchase of common stock	(201,658)	(201)	—	—	(1,979,438)	—	(1,979,639)
Distributions declared	—		—	—	—	(1,864,493)	(1,864,493)
Net loss	—	—	—	—	—	(211,129)	(211,129)
Balance, June 30, 2018	11,182,489	$11,183	3,098	$3	$104,138,416	$(10,368,038)	$93,781,564

See accompanying notes to condensed consolidated financial statements.

Appendix I-42

RW HOLDINGS NNN REIT, INC.
Condensed Consolidated Statements of Stockholders’ Equity
Six Months Ended June 30, 2019 and 2018
(Unaudited)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class C		Class S
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2018	12,943,294	$12,943	17,594	$18	$119,247,245	$(16,167,437)	$103,092,769
Issuance of common stock	2,806,991	2,807	148,854	148	30,002,536	—	30,005,491
Stock compensation expense	10,335	10	—	—	104,990	—	105,000
Offering costs	—	—	—	—	(899,863)	—	(899,863)
Repurchase of common stock	(447,449)	(447)	—	—	(4,443,206)	—	(4,443,653)
Distributions declared	—		—		—	(4,993,962)	(4,993,962)
Net loss	—	—	—	—	—	(2,053,174)	(2,053,174)
Balance, June 30, 2019	15,313,171	$15,313	166,448	$166	$144,011,702	$(23,214,573)	$120,812,608
	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class C		Class S
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2017	8,838,002	$8,838	3,032	$3	$85,324,921	$(6,083,896)	$79,249,866
Issuance of common stock	2,710,514	2,711	66	—	27,217,751	—	27,220,462
Stock compensation expense	8,100	8	—	—	81,397	—	81,405
Offering costs	—	—	—	—	(816,297)	—	(816,297)
Reclassification to redeemable common stock	—	—	—	—	(4,006,748)	—	(4,006,748)
Repurchase of common stock	(374,127)	(374)	—	—	(3,662,608)	—	(3,662,982)
Distributions declared	—		—	—	—	(4,037,688)	(4,037,688)
Net loss	—	—	—	—	—	(246,454)	(246,454)
Balance, June 30, 2018	11,182,489	$11,183	3,098	$3	$104,138,416	$(10,368,038)	$93,781,564

See accompanying notes to condensed consolidated financial statements.

Appendix I-43

RW HOLDINGS NNN REIT, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30, 2019	June 30, 2018
Cash Flows from Operating Activities:
Net loss	$(2,053,174)	$(246,454)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,782,991	3,026,745
Stock compensation expense	176,667	81,405
Amortization of deferred rents	(683,886)	(609,000)
Amortization of deferred financing costs	390,096	518,391
Amortization of above-market lease intangibles	48,523	48,523
Amortization of below-market lease intangibles	(237,196)	(169,135)
Amortization of deferred lease incentives	30,602	—
Unrealized loss (gain) on interest rate swap valuation	874,016	(220,571)
Income from investments in unconsolidated entities	(129,988)	(93,485)
Distributions from investments in unconsolidated entities	418,730	453,167
Change in operating assets and liabilities:
Decrease (increase) in tenant receivables	196,660	(245,400)
Decrease in due from affiliates	12,602	7,746
Increase in prepaid and other assets	(311,094)	(14,041)
Decrease in accounts payable, accrued and other liabilities	319,774	(509,586)
Decrease in due to affiliate	(949,192)	(710,290)
Net cash provided by operating activities	2,886,131	1,318,015

Cash Flows from Investing Activities:
Acquisition of real estate investments	—	(31,103,596)
Additions to existing real estate investments	—	(749,095)
Payment for tenant improvements	(3,387,699)	—
Payment of acquisition fees to affiliate	—	(930,000)
Refundable purchase deposits	(100,000)	(250,000)
Net cash used in investing activities	(3,487,699)	(33,032,691)

Cash Flows from Financing Activities:
Borrowings from unsecured credit facility	4,869,000	9,000,000
Repayments of unsecured credit facility	(13,869,000)	(21,000,000)
Proceeds from mortgage notes payable	6,350,000	37,845,000
Principal payments on mortgage notes payable	(14,240,853)	(12,442,642)
Refundable loan deposits	—	(35,360)
Payments of deferred financing costs to third parties	(172,797)	(676,190)
Payments of financing fees to affiliates	(63,500)	(209,550)
Proceeds from issuance of common stock and investor deposits	26,340,968	24,551,789
Payments of offering costs	(899,863)	(829,325)
Payments of commissions to Class S distributor	(51,044)	—
Repurchase of common stock	(4,443,653)	(3,662,982)
Distributions paid to common stockholders	(1,182,318)	(727,230)
Net cash provided by financing activities	2,636,940	31,813,510

Net increase in cash, cash equivalents and restricted cash	2,035,372	98,834

Cash, cash equivalents and restricted cash, beginning of period	8,755,928	4,182,755

Cash, cash equivalents and restricted cash, end of period	$10,791,300	$4,281,589

See accompanying notes to condensed consolidated financial statements.

Appendix I-44

	Six Months Ended
	June 30, 2019	June 30, 2018
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,979,031	$1,852,121

Supplemental Schedule of Noncash Investing and Financing Activities:
Reclassification to redeemable common stock	$(238,153)	$(4,006,748)
Reinvested distributions from common stockholders	$3,664,523	$2,668,673
Increase in share repurchases payable	$238,153	$502,508
Accrued dividends	$896,291	$643,202

See accompanying notes to condensed consolidated financial statements.

Appendix I-45

RW HOLDINGS NNN REIT, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 1.	BUSINESS AND ORGANIZATION

RW Holdings NNN REIT, Inc. (the “Company”) was incorporated on May 15, 2015 as a Maryland corporation. The Company has the authority to issue 450,000,000 shares of stock, consisting of 50,000,000 shares of preferred stock, $0.001 par value per share, 300,000,000 shares of Class C common stock, $0.001 par value per share, and 100,000,000 shares of Class S common stock, $0.001 par value per share. The Company was formed to primarily invest, directly or indirectly through investments in real estate owning entities, in single-tenant income-producing properties located in the United States, which are leased to creditworthy tenants under long-term net leases. The Company’s goal is to generate current income for investors and long-term capital appreciation in the value of its properties.

The Company holds its investments in real property through special purpose, wholly-owned limited liability companies, which are wholly-owned subsidiaries of Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”) or through the Operating Partnership. The Operating Partnership was formed on January 28, 2016. The Company is the sole general partner of, and owns a 99% partnership interest in, the Operating Partnership. Rich Uncles NNN LP, LLC, a Delaware limited liability company formed on May 13, 2016 (“NNN LP”), owns the remaining 1% partnership interest in the Operating Partnership and is the sole limited partner. NNN LP is wholly-owned by the Company.

The Company is externally managed by its advisor, Rich Uncles NNN REIT Operator, LLC (the “Advisor”), a Delaware limited liability company, pursuant to an advisory agreement, as amended (the “Advisory Agreement”). The Advisor is wholly-owned by the Company’s sponsor, BrixInvest, LLC (f/k/a Rich Uncles, LLC, the “Sponsor”), a Delaware limited liability company whose members include Aaron S. Halfacre and Raymond Wirta, the Company’s Chief Executive Officer and Chairman of the Board of Directors, respectively. On each of June 24, 2015 and December 31, 2015, the Company issued 10,000 shares of its Class C common stock to the Sponsor, for a total of 20,000 shares of Class C common stock, at a purchase price of $10.00 per share. As of June 30, 2019 and December 31, 2018, the Sponsor held 10,740 shares of the Company’s Class C common stock.

On July 15, 2015, the Company filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) to register an initial public offering of a maximum of 90,000,000 shares of common stock for sale to the public (the “Primary Offering”). The Company also registered a maximum of 10,000,000 shares of common stock pursuant to the Company’s distribution reinvestment plan (the “Registered DRP Offering” and, together with the Primary Offering, the “Registered Offering”). The SEC declared the Company’s registration statement effective on June 1, 2016 and on July 20, 2016, the Company began offering shares of common stock to the public. Pursuant to its securities offering registered with the SEC, the Company sells shares of its “Class C” common stock directly to investors, with a minimum investment in shares of $500. Commencing in August 2017, the Company began selling shares of its Class C common stock only to U.S. persons as defined under Rule 903 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Under applicable SEC rules, the current registration statement for the Registered Offering was scheduled to terminate on June 1, 2019, unless the Company filed a new registration statement on Form S-11 with the SEC prior to such date to extend the Registered Offering in accordance with Rule 415 of the Securities Act. On May 24, 2019, the Company filed a new registration statement on Form S-11 with the SEC so that the Company may continue to offer shares of its Class C common stock. The Company’s current registration statement on Form S-11 will terminate when the new registration statement is declared effective by the SEC. As required by some states, the Company is also required to renew the registration statement for the Registered Offering annually or file a new registration statement to continue the Registered Offering.

On August 11, 2017, the Company began offering up to 100,000,000 shares of its Class S common stock exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act and in accordance with Regulation S of the Securities Act (the “Class S Offering” and, together with the Registered Offering, the “Offerings”). The Class S common stock has similar features and rights as the Class C common stock with respect to voting and liquidation except that the Class S common stock offered in the Class S offering may be sold through brokers or other persons who may be paid upfront and/or deferred selling commissions and fees.

Appendix I-46

On January 11, 2019, the Company’s board of directors approved and established an estimated net asset value (“NAV”) per share of the Company’s common stock of $10.16 (unaudited). Effective January 14, 2019, the purchase price per share of the Company’s common stock in the Offerings and share repurchase program increased from $10.05 (unaudited) to $10.16 (unaudited).

Through June 30, 2019, the Company had sold 16,834,959 shares of Class C common stock in the Registered Offering, including 1,263,675 shares of Class C common stock sold under its Registered DRP Offering, for aggregate gross offering proceeds of $169,200,530, and 166,448 shares of Class S common stock in the Class S Offering, including 1,154 shares of Class S common stock sold under its dividend reinvestment plan applicable to Class S common stock, for aggregate gross offering proceeds of $1,689,029.

As of June 30, 2019, the Company had invested in (i) 24 operating properties, comprised of: nine retail properties, 10 office properties and five industrial properties; (ii) one parcel of land, which currently serves as an easement to one of the Company’s office properties; (iii) an approximate 72.7% tenant-in-common interest in a Santa Clara office property (the “TIC Interest”); and (iv) an approximate 4.8% interest in Rich Uncles Real Estate Investment Trust I (“REIT I”), an affiliated REIT.

On January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which includes marketing its entire real estate properties portfolio (the “REIT I Portfolio”) for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019, the Company announced that it intended to explore a potential acquisition of REIT I or the REIT I Portfolio and that the Company’s board of directors has formed a special committee of the board of directors (the “special committee”), consisting solely of independent directors, that is evaluating the potential for a transaction with REIT I.

The members of the special committee, comprised of four of the Company’s six directors, have no affiliation with REIT I or the Sponsor. The special committee has engaged UBS Investment Bank as its financial advisor and Morris Manning and Martin, LLP as its legal advisor to assist the special committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

On June 21, 2019, the Company announced that REIT I conducted a multi-round process whereby bidders submitted proposals to a special committee of the REIT I board of trust managers for preliminary review. As a result of such process, REIT I and the Company determined to commence an exclusive due diligence process. Both parties and their advisors are continuing to evaluate a potential transaction and the special committee has not set a definitive timetable for completion of its evaluation. There can be no assurance that the Company will be able to enter into any transaction with REIT I on acceptable terms or at all.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial statements and the rules and regulations of the SEC. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed consolidated financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2018 audited consolidated financial statements included in the Company’s Form 10-K filed with the SEC on March 29, 2019.

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. All significant intercompany balances and transactions are eliminated in consolidation. The December 31, 2018 balance sheet included herein was derived from the audited financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.

Appendix I-47

Use of Estimates

The preparation of the condensed consolidated financial statements and the accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Fair Value Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, tenant receivables, due from affiliates, purchase and other deposits, prepaid expenses and other assets, accounts payable, accrued and other liabilities and due to affiliates: These balances approximate their fair values due to the short maturities of these items.

Derivative Instruments: The Company’s derivative instruments are presented at fair value in the accompanying condensed consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Unsecured Credit Facility: The fair value of the Company’s Unsecured Credit Facility (as defined in Note 6) approximates its carrying value as the interest rates and other terms are comparable to those available in the market place for a similar credit facility.

Mortgage notes payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices

Appendix I-48

for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Restricted Cash

Restricted cash is comprised of funds which are restricted for use as required by certain lenders in conjunction with an acquisition or debt financing and for on-site and tenant improvements. Restricted cash as of June 30, 2019 and December 31, 2018 amounted to $156,046 and $3,503,242, respectively.

Pursuant to lease agreements, the Company had obligations to pay for $156,046 and $3,535,163 in site and tenant improvements to be incurred by tenants as of June 30, 2019 and December 31, 2018, respectively, including a 72.7% share of tenant improvements for the Santa Clara property at both balance sheet dates. At June 30, 2019 and December 31, 2018, the Company’s restricted cash held to fund the improvements totaled $99,228 and $3,486,927, respectively. As of June 30, 2019 and December 31, 2018, the Company also held restricted cash to fund an impounded property tax. During the second quarter of 2019, $3,387,699 of restricted cash was released to a tenant to reimburse it for tenant improvement costs under the terms of its lease agreement.

Other Comprehensive Loss

For all periods presented, other comprehensive loss is the same as net loss.

Reclassifications

Certain prior period revenue account balances in the statement of operations have been reclassified to conform with the current year presentation. The reclassifications had no impact on net loss.

Per Share Data

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive securities outstanding during the three and six months ended June 30, 2019 and 2018.

For the three and six months ended June 30, 2019 and 2018, the Company has presented net loss per share amounts on the accompanying condensed consolidated statements of operations for Class C and S share classes as a combined common share class. Application of the two-class method for allocating income (loss) in accordance with the provisions of Accounting Standards Codification (“ASC”) 260, Earnings per Share, would have resulted in a net loss per share of $(0.06) and $(0.02) for Class C shares for the three months ended June 30, 2019 and 2018, respectively, and $(0.10) and $(0.07) for Class S shares for the three months ended June 30, 2019 and 2018, respectively. The two-class method would have resulted in a net loss per share of $(0.13) and $(0.02) for Class C shares for the six months ended June 30, 2019 and 2018, respectively, and $(0.18) and $(0.11) for Class S shares for the six months ended June 30, 2019 and 2018, respectively.

The differences in net loss per share if allocated under this method primarily reflect the lower effective dividends per share for Class S shareholders as a result of the payment of the deferred commission to the Class S distributor of these shares, and also reflect the impact of the timing of the declaration of the dividends relative to the time the shares were outstanding.

Distributions

The Company’s board of directors may declare distributions in advance of the periods to which they relate. Because such distributions relate to operations and cash available for distributions to be produced in future periods, these distributions will not be included in distributions that are recorded in the current period being reported.

The following are the Company’s updated significant accounting policies that have been affected by the adoption of Topic 842 as discussed below in New Accounting Standards Issued and Adopted:

Revenue Recognition

The Company recognizes rental income, tenant reimbursements and other lease-related revenue when all of the following criteria are met: (i) the agreement has been fully executed and delivered, (ii) services have been rendered, (iii) the amount is fixed or determinable and (iv) payment has been received or the collectability of the

Appendix I-49

amount due is probable. Lease termination fees are amortized over the remaining lease term, if applicable. If there is no remaining lease term, they are recognized when received and realized. Minimum annual rental revenues are recognized in rental income on a straight-line basis over the non-cancelable term of the related lease.

The recognition of rental income commences when the tenant takes possession or controls the physical use of the leased property. In order for the tenant to take possession, the leased property must be substantially complete and ready for its intended use. In order to determine whether the leased property is substantially complete and ready for its intended use, the Company begins by determining whether the Company or the tenant owns the tenant improvements, if the lease agreement provides for tenant improvements.

Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

When the Company concludes that it is the owner of tenant improvements, rental income recognition begins when the tenant takes possession of the completed property, which is generally when Company-owned tenant improvements are substantially complete. In addition, when the Company concludes that it is the owner of tenant improvements, the Company records the costs to construct the tenant improvements, including costs paid for or reimbursed by the tenants, as a capital asset. For these tenant improvements, the Company records the amount funded by or reimbursed by the tenants as deferred revenue, which is amortized on a straight-line basis as additional rental income over the term of the related lease.

When the Company concludes that the tenant is the owner of tenant improvements, rental income recognition begins when the tenant takes possession of or controls the physical use of the leased property. Any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. In addition, when the Company concludes that the tenant is the owner of tenant improvements for accounting purposes, the Company records its contribution towards such improvements as a lease incentive, which is included in deferred leasing costs and acquisition-related intangible assets, net in its consolidated balance sheets and amortized as a reduction to rental income on a straight-line basis over the term of the related lease.

Tenant Reimbursements

Tenant reimbursements, consisting of amounts due from tenants for common area maintenance, property taxes and other recoverable costs, are recognized in rental income in the period the recoverable costs are incurred. Tenant reimbursements are recorded on a gross basis when the Company pays the associated costs directly to third-party vendors and are reimbursed subsequently by the tenants.

Allowances for Tenant and Deferred Rent Receivables

The Company carries its tenant and deferred rent receivables net of allowances for amounts that may not be collected. Prior to the Company’s adoption of Topic 842 on January 1, 2019, the allowances were increased or decreased through provision for bad debts in the Company’s condensed consolidated statement of operations. Upon the adoption of Topic 842 on January 1, 2019, the determination of the adequacy of the Company’s allowances for tenant and deferred rent receivables includes a binary assessment of whether the amounts due under a tenant’s lease agreement are probable of collection.

For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any current and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

Appendix I-50

Recent Accounting Pronouncements

New Accounting Standards Issued and Adopted

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) ASU No. 2016-02 “Leases (Topic 842)” and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02, on a modified retrospective basis (collectively “Topic 842”). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Company currently does not have any exposure to Topic 842 from the perspective of a lessee as the operating lease is borne by the Sponsor. The Company’s exposure to Topic 842 is primarily as a lessor. The Company has elected to apply the applicable practical expedients provided by Topic 842.

Lessor Accounting

As a lessor, the Company’s leases with tenants generally provide for the lease of real estate properties, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in Topic 606. However, upon adopting the guidance in Topic 842, the Company determined that its tenant leases met the criteria to apply the practical expedient provided by ASU 2018-11 to recognize the lease and non-lease components together as one single component. This conclusion was based on the consideration that 1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and 2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of properties is the predominant component of the Company’s leasing arrangements, the Company accounted for all lease and nonlease components as one-single component under Topic 842. As a result, the adoption of Topic 842 did not have any impact on the Company’s timing or pattern of recognition of rental revenues as compared to previous guidance. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU 2018-11 have been combined under rental income subsequent to the adoption of Topic 842 for the three and six months ended June 30, 2019 in the Company’s consolidated statements of operations. The Company also made a conforming reclassification for the prior year’s tenant reimbursements. For the three month periods ended June 30, 2019 and 2018, tenant reimbursements included in rental income amounted to $1,098,603 and $732,934, respectively, and for the six month periods ended June 30, 2019 and 2018, tenant reimbursements included in rental income amounted to $2,186,463 and $1,261,519, respectively.

Prior to the adoption of Topic 842, lessor costs for certain services directly reimbursed by tenants have already been presented by the Company on a gross basis in revenues and expenses.

Leasing Costs

Upon adoption of Topic 842, the Company elected to apply the package of practical expedients provided and did not reassess the following as of January 1, 2019: 1) whether any expired or existing contracts are leases or contain leases; 2) the lease classification for any expired or existing leases; and 3) initial direct costs for any existing leases. Under Topic 842, initial direct costs for both lessees and lessors would include only those costs that are incremental to the arrangement and would not have been incurred if the lease had not been obtained. As a result, beginning January 1, 2019, the Company will no longer capitalize internal leasing costs and third-party legal leasing costs and will instead expense these costs as incurred. These expenses will be included in legal leasing costs under general and administrative expenses in our consolidated statements of operations. During the three months ended March 31, 2019, the Company did not incur any indirect leasing costs which would have been capitalized prior to the adoption of Topic 842. The election of the package of practical expedients described above permits us to continue to account for our leases that commenced before January 1, 2019 under the previously existing lease accounting guidance for the remainder of their lease terms, and to apply the new lease accounting guidance to leases commencing or modified after January 1, 2019.

Appendix I-51

Allowances for Tenant and Deferred Rent Receivables

Upon the adoption of Topic 842 on January 1, 2019, the Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s consolidated statements of operations.

New Accounting Standards Recently Issued and Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

NOTE 3.	CONDENSED CONSOLIDATED BALANCE SHEETS DETAILS

Tenant Receivables

Tenant receivables consisted of the following:

	June 30, 2019	December 31, 2018
Straight-line rent	$2,915,852	$2,231,966
Tenant rent	76	312,171
Tenant reimbursements	1,065,650	1,019,355
Tenant other	164,761	95,622
Total	$4,146,339	$3,659,114

Appendix I-52

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities were comprised of the following:

	June 30, 2019	December 31, 2018
Accounts payable	$470,188	$227,793
Accrued expenses	1,612,897	1,421,197
Accrued dividends	896,291	749,170
Accrued interest payable	429,256	445,481
Unearned rent	749,865	827,338
Deferred commission payable	1,350	1,650
Tenant improvement obligation	104,385	3,492,084
Total	$4,264,232	$7,164,713
NOTE 4.	REAL ESTATE INVESTMENTS, NET

As of June 30, 2019, the Company’s real estate investment portfolio consisted of 24 operating properties and one parcel of land in 13 states, consisting of: (i) nine retail, (ii) 10 office and (iii) five industrial properties and (iv) one parcel of land, which currently serves as an easement to one of the Company’s office properties. The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Accredo Health	Orlando, FL	6/15/2016	Office	$9,855,847	$1,053,637	$(1,516,731)	$9,392,753
Walgreens	Stockbridge, GA	6/21/2016	Retail	4,147,948	705,423	(997,540)	3,855,831
Dollar General	Litchfield, ME	11/4/2016	Retail	1,281,812	116,302	(105,640)	1,292,474
Dollar General	Wilton, ME	11/4/2016	Retail	1,543,776	140,653	(135,196)	1,549,233
Dollar General	Thompsontown, PA	11/4/2016	Retail	1,199,860	106,730	(101,501)	1,205,089
Dollar General	Mt. Gilead, OH	11/4/2016	Retail	1,174,188	111,847	(97,316)	1,188,719
Dollar General	Lakeside, OH	11/4/2016	Retail	1,112,872	100,857	(99,877)	1,113,852
Dollar General	Castalia, OH	11/4/2016	Retail	1,102,086	86,408	(97,041)	1,091,453
Dana	Cedar Park, TX	12/27/2016	Industrial	8,392,906	1,210,874	(1,246,883)	8,356,897
Northrop Grumman	Melbourne, FL	3/7/2017	Office	12,382,991	1,341,199	(1,794,441)	11,929,749
exp US Services	Maitland, FL	3/27/2017	Office	5,920,121	388,248	(497,611)	5,810,758
Harley	Bedford, TX	4/13/2017	Retail	13,178,288	—	(734,877)	12,443,411
Wyndham	Summerlin, NV	6/22/2017	Office	10,406,483	669,232	(638,485)	10,437,230
Williams Sonoma	Summerlin, NV	6/22/2017	Office	8,079,612	550,486	(591,123)	8,038,975
Omnicare	Richmond, VA	7/20/2017	Industrial	7,262,747	281,442	(465,575)	7,078,614
EMCOR	Cincinnati, OH	8/29/2017	Office	5,960,610	463,488	(335,108)	6,088,990
Husqvarna	Charlotte, NC	11/30/2017	Industrial	11,840,200	1,013,948	(578,086)	12,276,062
AvAir	Chandler, AZ	12/28/2017	Industrial	27,357,900	—	(1,070,027)	26,287,873
3M	DeKalb, IL	3/29/2018	Industrial	14,762,819	2,356,361	(1,608,573)	15,510,607
Cummins	Nashville, TN	4/4/2018	Office	14,465,491	1,536,998	(960,095)	15,042,394
Northrop Grumman Parcel	Melbourne, FL	6/21/2018	Land	329,410	—	—	329,410
24 Hour Fitness	Las Vegas, NV	7/27/2018	Retail	11,453,337	1,204,973	(428,401)	12,229,909
Texas Health	Dallas, TX	9/13/2018	Office	6,976,703	713,221	(235,372)	7,454,552
Bon Secours	Richmond, VA	10/31/2018	Office	10,042,551	800,356	(308,484)	10,534,423
Costco	Issaquah, WA	12/20/2018	Office	27,263,632	2,765,136	(702,672)	29,326,096
				$217,494,190	$17,717,819	$(15,346,655)	$219,865,354

Current Year Acquisitions and Dispositions

The Company did not acquire or dispose of any property during the six months ended June 30, 2019.

Appendix I-53

Prior Year Acquisitions

During the six months ended June 30, 2018, the Company acquired the following properties:

Property	Acquisition Date	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Below- Market Lease Intangibles	Total
3M	3/29/2018	$758,780	$14,004,039	$2,356,361	$(1,417,483)	$15,701,697
Cummins	4/4/2018	3,347,959	11,117,532	1,536,998	—	16,002,489
Northrop Grumman Parcel	6/21/2018	329,410	—	—	—	329,410
		$4,436,149	$25,121,571	$3,893,359	$(1,417,483)	$32,033,596
Purchase price	$32,033,596
Acquisition fees to affiliate	(930,000)
Cash paid for acquisition of real estate investments	$31,103,596

The capitalized acquisition fees paid to the Advisor for properties acquired during the six months ended June 30, 2018 are as follows:

Property	Amount
3M	$456,000
Cummins	465,000
Northrop Grumman Parcel	9,000
Total	$930,000

The Company also paid the Advisor capitalized acquisition fees of $49,507 during the six months ended June 30, 2018 related to additions to real estate investments. During the three and six months ended June 30, 2018, the Company recognized $906,155 and $929,127, respectively, of total revenue related to the acquired properties.

The non-cancelable lease terms of the properties acquired during the six months ended June 30, 2018 are as follows:

Property	Lease Expiration
3M	7/31/2022
Cummins	2/28/2023

The purchase price allocations reflected in the condensed consolidated financial statements are based upon estimates and assumptions at the time of acquisition that are subject to change which may impact the fair value of the assets and liabilities above (including real estate investments, other assets and accrued liabilities).

Prior Year Disposition

The Company did not dispose of any property during the six months ended June 30, 2018.

Operating Leases

The Company’s real estate properties are primarily leased to tenants under triple-net or double net leases for which terms and expirations vary. The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies or lease guarantors) that are rated by national recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or that are required to be provided pursuant to the lease; (3) monitoring news reports and press releases regarding the tenants (or their parent companies or lease guarantors), and their underlying business and industry; and (4) monitoring the timeliness of rent collections.

Appendix I-54

As of June 30, 2019, the future minimum contractual rent payments due to the Company under the Company’s non-cancelable operating leases, excluding any renewal periods, are as follows:

July through December 2019	$8,838,687
2020	17,834,035
2021	16,752,518
2022	15,520,338
2023	13,317,933
2024	12,958,858
Thereafter	46,224,832
$131,447,201

Revenue Concentration

The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30, 2019		Three Months Ended June 30, 2018
Property and Location	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Costco, Issaquah, WA	$697,522	11.8%	$—	—%
AvAir, Chandler, AZ	$666,774	11.3%	$653,374	14.9%
3M, DeKalb, IL	$—	—%	$506,229	11.5%
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
Property and Location	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Costco, Issaquah, WA	$1,376,025	11.7%	$—	—%
AvAir, Chandler, AZ	$1,333,549	11.3%	$1,289,146	16.4%

Asset Concentration

As of June 30, 2019 and December 31, 2018, the Company’s portfolio’s asset concentration (greater than 10% of total assets) was as follows:

	June 30, 2019		December 31, 2018
Property and Location	Net Carrying Value	Percentage of Total Assets	Net Carrying Value	Percentage of Total Assets
Costco, Issaquah, WA	$29,326,096	11.7%	$29,974,716	11.9%
AvAir, Chandler, AZ	$26,287,873	10.5%	$26,634,909	10.6%

Intangibles

As of June 30, 2019, the Company’s lease intangibles were as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles	Below-Market Lease Intangibles
Cost	$17,717,819	$783,115	$(3,071,253)
Accumulated amortization	(4,569,358)	(247,390)	713,067
Net amount	$13,148,461	$535,725	$(2,358,186)

Appendix I-55

The intangible assets acquired in connection with these acquisitions have a weighted average amortization period of approximately 7.4 years as of June 30, 2019. The amortization of intangible assets over the next five years is expected to be as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles	Below-Market Lease Intangibles
July through December 2019	$1,396,105	$48,524	$(237,195)
2020	2,792,209	97,045	(474,391)
2021	2,375,949	78,994	(474,391)
2022	1,839,880	63,719	(306,829)
2023	1,214,116	63,719	(78,369)
2024	1,066,544	63,719	(67,420)
Thereafter	2,463,658	120,005	(719,591)
	$13,148,461	$535,725	$(2,358,186)

Weighted-average remaining amortization period	7.0 years	6.8 years	9.7 years
NOTE 5.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities are as follows:

	June 30, 2019	December 31, 2018
TIC Interest	$10,627,777	$10,749,332
REIT I	3,359,296	3,526,483
	$13,987,073	$14,275,815

The Company’s income from investments in unconsolidated entities, net is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
TIC Interest	$71,703	$70,907	$152,063	$120,687
REIT I	(15,748)	(32,301)	(22,075)	(27,202)
	$55,955	$38,606	$129,988	$93,485

TIC Interest

On September 28, 2017, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired an approximate 72.7% interest in an office property in San Clara, California. The remaining approximate 27.3% of undivided interest in the Santa Clara property is held by Hagg Lane II, LLC (an approximate 23.4%) and Hagg Lane III, LLC (an approximate 3.9%). The manager of Hagg Lane II, LLC and Hagg Lane III, LLC is a board member of the Sponsor. The Santa Clara property does not qualify as a variable interest entity and consolidation is not required as the Company’s TIC Interest does not control the property. Therefore, the Company accounts for the TIC Interest using the equity method. The Company receives approximately 72.7% of the cash flow distributions and recognizes approximately 72.7% of the results of operations. During the three months ended June 30, 2019 and 2018, the Company received $109,720 and $136,849 in cash distributions from its TIC Interest, respectively, and during the six months ended June 30, 2019 and 2018, the Company received $273,618 and $316,535, respectively.

Appendix I-56

The following is summarized financial information for the Santa Clara property:

	June 30, 2019	December 31, 2018
Assets:
Real estate investments, net	$31,172,028	$31,668,300
Cash and cash equivalents	523,176	466,379
Other assets	183,352	117,075
Total assets	$31,878,556	$32,251,754
Liabilities:
Mortgage notes payable	$13,871,312	$13,994,844
Below-market lease, net	3,028,569	3,103,778
Other liabilities	53,779	61,188
Total liabilities	16,953,660	17,159,810
Total equity	14,924,896	15,091,944
Total liabilities and equity	$31,878,556	$32,251,754
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Total revenues	$693,571	$713,218	$1,359,992	$1,322,012
Expenses:
Interest expense	143,367	145,960	285,886	290,985
Depreciation and amortization	248,136	248,136	496,272	495,349
Other expenses	203,452	223,358	368,697	369,694
Total expenses	594,955	617,454	1,150,855	1,156,028
Net income	$98,616	$95,764	$209,137	$165,984

REIT I

The Company’s investment in REIT I represented an approximate 4.8% ownership interest as of June 30, 2019 and December 31, 2018. The Company recorded its share of loss of REIT I based on REIT I’s results of operations for the three and six months ended June 30, 2019 and 2018. During the three months ended June 30, 2019 and 2018, the Company received $75,746 and $68,316 in cash distributions, respectively, related to its investment in REIT I and during the six months ended June 30, 2019 and 2018, the Company received $145,112 and $136,632, respectively. The following is summarized financial information for REIT I:

	June 30, 2019	December 31, 2018
Assets:
Real estate investments, net	$120,644,631	$125,075,537
Cash and cash equivalents and restricted cash	3,258,934	3,376,145
Other assets	2,647,717	3,070,475
Total assets	$126,551,282	$131,522,157
Liabilities:
Mortgage notes payable, net	$62,033,836	$61,446,068
Below-market lease intangibles, net	2,675,761	3,105,843
Other liabilities	1,535,864	3,359,618
Total liabilities	66,245,461	67,911,529
Redeemable common stock	—	163,572
Total shareholders’ equity	60,305,821	63,447,056
Total liabilities and shareholders’ equity	$126,551,282	$131,522,157

Appendix I-57

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Total revenues	$3,277,710	$3,365,163	$6,566,354	$6,596,381
Expenses:
Depreciation and amortization	1,444,354	1,409,093	2,886,414	2,857,337
Interest expense	982,223	631,838	1,845,396	1,116,711
Impairment of real estate investment property(1)	—	862,190	—	862,190
Other expenses	1,175,029	1,206,883	2,403,892	2,386,920
Total expenses	3,601,606	4,110,004	7,135,702	7,223,158
Other income:
Other income(2)	—	—	113,773	—
Net loss	$(323,896)	$(744,841)	$(455,575)	$(626,777)
(1)	During the three months ended June 30, 2018, REIT I recorded an impairment charge of $862,190 related to its investment in a property in Antioch, California due to the expiration of the tenant’s lease term at December 31, 2017 and REIT I’s subsequent difficulties encountered during the first half of 2018 in its efforts to re-lease the property at acceptable rent rates and without incurring substantial potential tenant improvement costs. The impairment charge was less than 1.0% of REIT I’s total investments in real estate property and the book value of the property after the impairment charge was less than 2.0% of REIT I’s total investments in real estate property as of June 30, 2018.
(2)	The gain on sale of real estate investment property of $113,773 during the six months ended June 30, 2019 was due to the higher mortgage loan balance and related interest payable of the property in Antioch, California compared to its net book value when it was relinquished in a foreclosure sale on March 13, 2019.
NOTE 6.	DEBT

Mortgage Notes Payable

As of June 30, 2019 and December 31, 2018, the Company’s mortgage notes payable consisted of the following:

Collateral	Principal Amount June 30, 2019	Principal Amount December 31, 2018	Contractual Interest Rate(1)	Effective Interest Rate(1)	Loan Maturity
Accredo/Walgreen properties	$6,925,661	$6,996,469	3.95%	3.95%	7/1/2021
Dana property	4,592,001	4,632,398	4.56%	4.56%	4/1/2023
Six Dollar General properties	3,852,196	3,885,334	4.69%	4.69%	4/1/2022
Wyndham property(2)	5,769,600	5,820,600	One-month LIBOR+2.05%	4.34%	6/5/2027
Williams Sonoma property(2)	4,573,200	4,615,800	One-month LIBOR+2.05%	4.05%	6/5/2022
Omnicare property	4,311,660	4,349,963	4.36%	4.36%	5/1/2026
Harley property	6,808,386	6,868,254	4.25%	4.25%	9/1/2024
Northrop Grumman property	5,738,558	5,809,367	4.40%	4.40%	3/2/2021
EMCOR property	2,887,126	2,911,577	4.35%	4.35%	12/1/2024
exp US Services property	3,416,049	3,446,493	(3)	4.25%	11/17/2024
Husqvarna property	6,379,182	6,379,182	(4)	4.60%	2/20/2028
AvAir property	14,575,000	14,575,000	(5)	4.84%	3/27/2028
3M property	8,350,000	8,360,000	One-month LIBOR+2.25%	5.09%	3/29/2023
Cummins property	8,519,800	8,530,000	One-month LIBOR+2.25%	5.16%	4/4/2023
24 Hour Fitness property(6)	6,333,666	8,900,000	4.64%	4.64%	4/1/2049
Texas Health property(7)	—	4,842,500	One-month LIBOR+4.30%	6.56%	3/13/2019
Bon Secours property	5,250,000	5,250,000	5.41%	5.41%	9/15/2026
Costco property	18,850,000	18,850,000	4.85%	4.85%	1/1/2030
Total mortgage notes payable	117,132,085	125,022,937
Less unamortized deferred financing costs	(2,099,104)	(2,313,629)
	$115,032,981	$122,709,308
(1)	Contractual interest rate represents the interest rate in effect under the mortgage note payable as of June 30, 2019. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2019 consisting of the contractual interest rate and the effect of the interest rate swap, if applicable. For further information regarding the Company’s derivative instruments, see Note 7.

Appendix I-58

(2)	The loans on each of the Williams Sonoma and Wyndham properties (collectively, the “Property”) located in Summerlin, Nevada were originated by Nevada State Bank (“Bank”). The loans are collateralized by a deed of trust and a security agreement with assignment of rents and fixture filing. In addition, the individual loans are subject to a cross collateralization and cross default agreement whereby any default under, or failure to comply with the terms of any one or both of the loans, is an event of default under the terms of both loans. The value of the Property must be in an amount sufficient to maintain a loan to value ratio of no more than 60%. If the loan to value ratio is ever more than 60%, the borrower shall, upon the Bank’s written demand, reduce the principal balance of the loans so that the loan to value ratio is no more than 60%.
(3)	The initial contractual interest rate is 4.25% and starting November 18, 2022, the interest rate is T-Bill index plus 3.25%.
(4)	The initial contractual interest rate is 4.60% for the first five years and starting February 21, 2023, the interest rate is the greater of 4.60% or five-year Treasury Constant Maturity (“TCM”) plus 2.45% for the second five years.
(5)	The initial contractual interest rate is 4.84% for the first five-years and starting March 28, 2023, the interest rate is the greater of 4.60% or five-year TCM plus 2.45% for the second five-years.
(6)	The loan refinancing on March 7, 2019 reduced the principal amount outstanding and the rate and extended the maturity. The interest rate for the note payable outstanding as of June 30, 2019 adjusts in the 133rd, 253rd and 313th months.
(7)	The loan was fully repaid on the March 13, 2019 maturity date.

The following were the face value, carrying amount and fair value of the Company’s mortgage notes payable (Level 3 measurement):

	June 30, 2019			December 31, 2018
	Face Value	Carrying Value	Fair Value	Face value	Carrying Value	Fair Value
Mortgage notes payable	$117,132,085	$115,032,981	$123,128,492	$125,022,937	$122,709,308	$123,821,490

Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.

Unsecured Credit Facility

The Company, together with the Operating Partnership and NNN LP (“Borrowers”), has a Business Loan Agreement and Promissory Note (the “Unsecured Credit Facility”) with Pacific Mercantile Bank (“Lender”). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $9,000,000 and was scheduled to mature on January 26, 2019, unless earlier terminated. The Borrowers received extensions of the Unsecured Credit Facility through April 30, 2019. On April 30, 2019, Borrowers entered into a new Loan Agreement (the “New Credit Facility”) with Lender. The New Credit Facility replaces the $9,000,000 unsecured line of credit with Lender, which expired on April 30, 2019. The New Credit Facility is a revolving unsecured line of credit for a maximum principal amount of $10,000,000 and matures on October 1, 2020, unless earlier terminated. The New Credit Facility has similar terms to the expired facility.

The New Credit Facility is secured by a continuing guaranty executed by the Company’s Sponsor and Advisor, along with springing guaranties executed by Raymond E. Wirta, Chairman of the Board of the Company, and a trust belonging to Mr. Wirta, each in the amount of $10,000,000. Mr. Wirta’s guaranties become effective upon certain triggering events, including the failure by Borrowers to pay one or more subsequent advances within 90 days of disbursement or an event of default under the New Credit Facility.

Under the terms of the New Credit Facility, Borrowers pay a variable rate of interest on outstanding amounts equal to one (1) percentage point over an independent index published in The Wall Street Journal based on the highest rate on corporate loans posted by at least 75% of the largest banks (the “Index”). The interest rate was 6.50% as of June 30, 2019 and December 31, 2018.

The New Credit Facility contains customary representations, warranties and covenants. The Company’s ability to borrow under the New Credit Facility is subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial reporting obligations. The New Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the New Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

As of June 30, 2019 and December 31, 2018 the Company had $0 and $9,000,000 of outstanding borrowings, respectively, under the New Credit Facility and Unsecured Credit Facility, as then in effect.

Appendix I-59

All Debt Agreements

Pursuant to the terms of mortgage notes payable on certain of the Company’s properties and the Unsecured Credit Facility, the Company and/or the Borrowers are subject to certain financial loan covenants. The Company and/or the Borrowers were in compliance with all terms and conditions of the applicable loan agreements as of June 30, 2019.

The following summarizes the future principal repayments of the Company’s mortgage notes payable and New Credit Facility as of June 30, 2019:

	Mortgage Note Payable	New Credit Facility	Total
July through December 2019	$637,333	$—	$637,333
2020	1,523,095	—	1,523,095
2021	8,223,343	—	8,223,343
2022	14,617,593	—	14,617,593
2023	21,247,852	—	21,247,852
2024	12,966,778	—	12,966,778
Thereafter	57,916,091	—	57,916,091
Total principal	117,132,085	—	117,132,085
Less: Deferred financing costs, net	(2,099,104)	—	(2,099,104)
Net principal	$115,032,981	$—	$115,032,981

Interest Expense

The following is a reconciliation of the components of interest expense for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Mortgage notes payable:
Interest expense	$1,368,662	$996,756	$2,845,158	$1,822,477
Amortization of deferred financing costs	109,071	98,648	379,593	505,534
Loss (gain) on interest rate swaps(1)	562,571	15,877	890,385	(213,389)
Unsecured credit facility:
Interest expense	27,918	83,408	111,436	166,397
Amortization of deferred financing costs	8,503	8,571	10,503	12,857
Total interest expense	$2,076,725	$1,203,260	$4,237,075	$2,293,876
(1)	Includes unrealized loss (gain) on interest rate swaps of $553,490 and $6,235 for the three months ended June 30, 2019 and 2018, respectively, and $874,016 and $(220,571) for the six months ended June 30, 2019 and 2018, respectively, (see Note 7). Accrued interest payable, net of $4,208 and $5,950 at June 30, 2019 and December 31, 2018, respectively, represents the unsettled portion of the interest rate swaps from the last settlement period through the respective balance sheet dates.
NOTE 7.	INTEREST RATE SWAP DERIVATIVES

The Company, through its wholly-owned limited liability company subsidiaries, has entered into interest rate swap agreements with amortizing notional amounts relating to four of its mortgage notes payable. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks.

Appendix I-60

The following table summarizes the notional amount and other information related to the Company’s interest rate swaps:

	June 30, 2019					December 31, 2018
Derivative Instruments	Number of Instruments	Notional Amount(i)	Reference Rate(ii)	Weighted Average Fixed Pay Rate	Weighted Average Remaining Term	Number of Instruments	Notional Amount(i)	Reference Rate(iii)	Weighted Average Fixed Pay Rate	Weighted Average Remaining Term
Interest Rate Swap Derivatives	4	$27,212,600	One-month LIBOR + applicable spread/Fixed at 4.05%- 5.16%	4.71%	4.6 years	4	$27,346,400	One-month LIBOR + applicable spread/Fixed at 4.05%- 5.16%	4.73%	5.1 years
(i)	The notional amount of the Company’s swaps decreases each month to correspond to the outstanding principal balance on the related mortgage. The minimum notional amount (outstanding principal balance at the maturity date) as of June 30, 2019 was $24,967,299.
(ii)	The reference rate as of June 30, 2019.
(iii)	The reference rate as of December 31, 2018.

The following table sets forth the fair value of the Company’s derivative instruments (Level 2 measurement), as well as their classification in the condensed consolidated balance sheets:

		June 30, 2019		December 31, 2018
Derivative Instrument	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Interest Rate Swaps	Asset - Interest rate swap derivatives, at fair value	—	$—	2	$151,215
Interest Rate Swaps	Liability - Interest rate swap derivatives, at fair value	4	$(1,023,730)	2	$(300,929)

The change in fair value of a derivative instrument that is not designated as a cash flow hedge for financial accounting purposes is recorded as interest expense in the condensed consolidated statements of operations. None of the Company’s derivatives at June 30, 2019 or December 31, 2018 were designated as hedging instruments; therefore, the net unrealized loss (gain) recognized on interest rate swaps of $553,490 and $6,235 was recorded as an increase (decrease) in interest expense for the three months ended June 30, 2019 and 2018, respectively, and $874,016 and $(220,571) was recorded as an increase (decrease) in interest expense for the six months ended June 30, 2019 and 2018, respectively (see Note 6).

NOTE 8.	RELATED PARTY TRANSACTIONS

The Company pays the members of its board of directors who are not executive officers for services rendered by issuing shares of Class C common stock to them. The total amount paid was $55,000 and $43,215 for the three months ended June 30, 2019 and 2018, respectively, for which the Company issued 5,414 and 4,300 shares, respectively and $105,000 and $81,405 for the six months ended June 30, 2019 and 2018, respectively, for which the Company issued 10,335 and 8,100 shares, respectively. The Company also accrued $71,667 for directors fees earned in the second quarter of 2019 and paid in the third quarter of 2019.

The Company has entered into an agreement (as amended, the “Advisory Agreement”) with the Advisor. On August 9, 2019, the Advisory Agreement was further amended to delete the subordinated participation fee from the agreement. On August 9, 2019, the board of directors of the Company, including all of the independent directors, also approved renewing the Advisory Agreement, which was scheduled to expire on August 11, 2019 to December 31, 2019. This Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to investments in real estate and the management of those investments, among other services, and the disposition of investments, as well as entitling the Advisor to reimbursement of organizational and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offerings, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor for REIT I and BRIX REIT, Inc. (“BRIX REIT”). During the three and six months ended June 30, 2019 and 2018, no business transactions occurred between the Company and REIT I, or BRIX REIT, other than as described below or elsewhere herein, and those relating to the Company’s investment in REIT I described in Note 5.

Appendix I-61

Summarized below are the related party costs incurred by the Company, including those incurred pursuant to the Advisory Agreement, for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended	Six Months Ended			Three Months Ended	Six Months Ended
	June 30, 2019		June 30, 2019		June 30, 2018		December 31, 2018
	Incurred	Incurred	Receivable	Payable	Incurred	Incurred	Receivable	Payable
Expensed:
Asset management fees(1)	$680,019	$1,360,037	$—	$—	$477,915	$879,230	$—	$—
Subordinated participation fees	—	—	—	—	—	—	—	839,050
Operating expense reimbursements(2)	132,000	264,000	—	—	—	—	—	—
Fees to affiliates	812,019	1,624,037			477,915	879,230
Property management fees*	56,122	112,072	—	—	19,212	32,151	—	96,792
Directors and officers insurance and other reimbursements**	70,785	133,675	—	—	36,083	52,716	—	30,164
Expense reimbursements (from) to Sponsor(3)	(148,233)	(236,232)	4,236	2,313	(293,939)	(653,453)	16,838	—
Capitalized:
Acquisition fees	—	—	—	—	496,358	952,358	—	—
Financing coordination fees	—	63,500	—	—	—	209,550	—	—
Reimbursable organizational and offering expenses(4)	—	—	—	27,969	386,053	816,297	—	13,168
			$4,236	$30,282			$16,838	$979,174
*	Property management fees are classified within property operating expenses in the condensed consolidated statements of operations.
**	Directors and officers insurance and other reimbursements are classified within general and administrative expenses in the condensed consolidated statements of operations.
(1)	To the extent the Advisor elects, in its sole discretion, to defer all or any portion of its monthly asset management fee, the Advisor will be deemed to have waived, not deferred, that portion up to 0.025% of the total investment value of the Company’s assets. For the three and six months ended June 30, 2019 and 2018, the Advisor did not waive any of the asset management fees. In addition to amounts presented in this table, the Company also incurred asset management fees to the Advisor of $47,977 and $47,977 related to the TIC Interest during the three months ended June 30, 2019 and 2018, respectively, which amounts are reflected as a reduction of income recognized from investments in unconsolidated entities and $95,953 and $95,953 during the six months ended June 30, 2019 and 2018, respectively (see Note 5).
(2)	Reflects reimbursement for personnel and overhead costs billed by the Advisor in compliance with the 2%/25% Limitation.
(3)	Includes payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Sponsor” below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The expense reimbursements from the Sponsor for the six months ended June 30, 2019 and 2018 also include $(40,915) of refund to the Sponsor and $99,945 of employment related legal fees, respectively, which the Sponsor agreed to reimburse the Company. The receivables related to these costs are reflected in “Due from affiliates” in the condensed consolidated balance sheets.
(4)	As of June 30, 2019, the Sponsor had incurred $8,815,104 of organizational and offering costs on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor for such organizational and offering expenses to the extent of 3% of gross offering proceeds resulting in a total reimbursement amount of $5,120,687 as of June 30, 2019.

Organizational and Offering Expenses

The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3% of gross offering proceeds. As of June 30, 2019, the Sponsor has incurred organizational and offering expenses in excess of 3% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company is obligated to reimburse to the Sponsor is uncertain. As of June 30, 2019, the Company has reimbursed the Sponsor $5,092,718 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through June 30, 2019 was $5,120,687, of which $27,969 was payable as of June 30, 2019 and is included in “Due to affiliates” in the condensed consolidated balance sheet.

Appendix I-62

Investor Relations Payroll Expense Reimbursement from Sponsor

The Company employs investor relations personnel that answer inquiries from potential investors regarding the Company and/or its Registered Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the three months ended June 30, 2019 and 2018 were $143,997 and $242,416, respectively, and for the six months ended June 30, 2019 and 2018 were $272,911 and $553,508, respectively. The reduction in reimbursements during the 2019 period reflects a reduction in the number of investor relations personnel and related costs.

Acquisition Fees

The Company pays the Advisor a fee in an amount equal to 3% of the contract purchase price of the Company’s properties plus additions to real estate investments, as defined, as acquisition fees. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6% of the contract price of the property. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

Asset Management Fees

The Company pays the Advisor, as compensation for the advisory services rendered to the Company, a monthly fee in an amount equal to 0.1% of the total investment value, as defined (the “Asset Management Fee”), as of the end of the preceding month plus the book value of any properties or property improvements acquired during the month pro-rated based on the number of days owned. The Asset Management Fee is payable monthly on the last business day of such month. The Asset Management Fee, which must be reasonable in the determination of the Company’s independent directors at least annually, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the Asset Management Fee not paid as to any fiscal year is deferred without interest and may be paid in such other fiscal year as the Advisor shall determine. Additionally, to the extent the Advisor elects, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee, the Advisor will be deemed to have waived, not deferred, that portion of its monthly Asset Management Fee that is up to 0.025% of the total investment value of the Company’s assets. The total amount of Asset Management Fees incurred in the three months ended June 30, 2019 and 2018 was $680,018 and $477,915 respectively, none of which was waived. The total amount of Asset Management Fees incurred in the six months ended June 30, 2019 and 2018 was $1,360,037 and $879,230 respectively, of which none was waived. There were no Asset Management Fees payable at June 30, 2019 and December 31, 2018.

Financing Coordination Fees

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor or an affiliate provides a substantial amount of the services (as determined by a majority of the Company’s independent directors) in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to a property, then the Company pays to the Advisor or such affiliate a financing coordination fee equal to 1% of the amount of such financing. The Company did not pay any financing coordination fees during the three months ended June 30, 2019 and 2018 as there were no loans obtained during both quarters, and paid $63,500 and $209,550 of financing coordination fees during the six months ended June 30, 2019 and 2018 related to one and three loans, respectively.

Property Management Fees

If the Advisor or any of its affiliates provides a substantial amount of the property management services (as determined by a majority of the Company’s independent directors) for the Company’s properties, then the Company pays the Advisor or such affiliate a property management fee equal to 1.5% of gross revenues from the properties managed. The Company also reimburses the Advisor and any of its affiliates for property-level expenses that such tenant pays or incurs to the Company, including salaries, bonuses and benefits of persons employed by the Advisor, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of such person. The Advisor or its affiliate may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.

Appendix I-63

Disposition Fees

For substantial assistance in connection with the sale of properties, the Company pays the Advisor or one of its affiliates 3% of the contract sales price, as defined, of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, the Sponsor, their affiliates and unaffiliated third parties may not exceed the lesser of the competitive real estate commission or 6% of the contract sales price. There were no disposition fees incurred during the three and six months ended June 30, 2019 and 2018.

Subordinated Participation Fees

For 2017 and 2018, the Company owed the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year which was paid in the immediately following January. On August 9, 2019, the Advisory Agreement was amended to delete the subordinated participation fee from the agreement.

The subordinated participation fee was only due if the Preferred Return, as defined, was achieved and was equal to the sum of (using terms as defined in the Advisory Agreement):

(i)	30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus
(ii)	30% of the product of: (a) the amount by which aggregate distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly basis.

The Company calculated subordinated participation fees of $839,050 and $315,802 which were accrued as of December 31, 2018 and 2017, respectively, and paid in cash during the first quarter of 2019 and 2018, respectively.

Leasing Commission Fees

If a property or properties of the Company becomes unleased and the Advisor or any of its affiliates provides a substantial amount of the services (as determined by a majority of the Company’s independent directors) in connection with the Company’s leasing of a property or properties to unaffiliated third parties, then the Company pays the Advisor or such affiliate leasing commissions equal to 6% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including any extensions provided for thereunder) shall accrue a commission of 3% in lieu of the aforementioned 6% commission. There were no leasing commission fees incurred during the three and six months ended June 30, 2019 and 2018.

Operating Expenses

Under the Company’s charter, total operating expenses of the Company are limited to the greater of 2% of average invested assets or 25% of net income for the four most recently completed fiscal quarters (the “2%/25% Limitation”). If the Company exceeds the 2%/25% Limitation, the Advisor must reimburse the Company the amount by which the aggregate total operating expenses exceeds the limitation, or the Company must obtain a waiver from the Company’s conflicts committee. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, reserves for bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined by GAAP, that are in any way related to the Company’s operation including asset management fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based upon increases in NAV per share; (f) acquisition fees and acquisition expenses (including expenses, relating to

Appendix I-64

potential investments that the Company does not close); and (h) disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property (other than disposition fees on the sale of assets other than real property), including the costs of insurance premiums, legal services, maintenance, repair and improvement of real property.

The Company is in compliance with the 2%/25% Limitation for operating expenses for the four fiscal quarters ended June 30, 2019.

NOTE 9.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company depends on its Sponsor and its Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

The Company generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

Tenant Improvements

Pursuant to lease agreements, as of June 30, 2019 and December 31, 2018, the Company had obligations to pay for $401,392 and $3,789,091, respectively, in site and tenant improvements to be incurred by tenants, including a 72.7% share of the tenant improvements for the Santa Clara property. During the second quarter of 2019, $3,387,699 of the restricted cash balance as of December 31, 2018 was released to a tenant to reimburse it for tenant improvement costs under the terms of the lease agreement. At June 30, 2019 and December 31, 2018, the Company had $99,228 and $3,486,927 of restricted cash held to fund tenant improvements.

Redemption of Common Stock

The maximum amount that may be repurchased per month is limited to no more than 2% of the Company’s most recently determined aggregate NAV. Repurchases for any calendar quarter will be limited to no more than 5% of its most recently determined aggregate NAV. The foregoing repurchase limitations are based on “net repurchases” during a quarter or month, as applicable. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the Company’s most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the Registered Offering and Class S Offering (including purchases pursuant to its Registered DRP Offering) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

The Company has the discretion to repurchase fewer shares than have been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that it lacks readily available funds to do so due to market conditions beyond the Company’s control, its need to maintain liquidity for its operations or because the Company determines that investing in real property or other illiquid investments is a better use of its capital than repurchasing its shares. In the event that the Company repurchases some but not all of the shares submitted for repurchase in a given period, shares submitted for repurchase during such period will be repurchased on a pro-rata basis. In addition, the Company’s board of directors may amend, suspend or terminate

Appendix I-65

the share repurchase program without stockholder approval upon 30 days’ notice if its directors believe such action is in the Company and its stockholders’ best interests. The Company’s board of directors may also amend, suspend or terminate the share repurchase program due to changes in law or regulation, or if the board of directors becomes aware of undisclosed material information that the Company believes should be publicly disclosed before shares are repurchased.

In order to protect the interests of long-term investors, on August 7, 2019, the board of directors amended the share repurchase program for the Class C common stock to require that shares be held for 90 days after they have been issued to the applicable stockholder before the Company will accept requests for repurchase. This policy is being implemented to:

•	avoid disruption to cash management and real estate investment activity;
•	reduce the cost burden incurred from short-term share repurchase requests; and
•	protect the Company, its stockholders and corresponding financial institutions from fraudulent cyber activities.

In accordance with the terms of the share repurchase program, this amendment will become effective 30 days after this Form 10-Q and a related supplement to the prospectus for the Registered Offering are filed with the SEC.

Legal and Regulatory Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Other than as described below, the Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

The SEC is conducting an investigation related to, among other things, the advertising and sale of securities in connection with the Registered Offering and compliance with broker-dealer regulations. The investigation is a non-public fact-finding inquiry. At this stage of the investigation, the SEC has not made an allegation of wrongdoing nor a finding that violations of law have occurred. In connection with the investigation, the Company and certain associates have received and responded to subpoenas from the SEC, including requests for various documents related to the Company, the Sponsor, and the Registered Offering. The SEC’s investigation is ongoing. The Company has cooperated and intends to continue to cooperate with the SEC in this matter. The Company is presently in discussion with the SEC about potential outcomes resulting from the investigation. The Company is unable to predict whether the SEC will commence any legal actions or launch additional investigations, inquiries or other actions related thereto.

NOTE 10.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the condensed consolidated financial statements are issued.

Offering Status

Through July 31, 2019, the Company had sold 17,264,957 shares of Class C common stock in the Offering, for aggregate gross offering proceeds of $173,569,307, which included 1,328,904 shares of Class C common stock sold under its distribution reinvestment plan, for gross proceeds of $13,386,283. As of July 31, 2019, the Company has sold 166,712 shares of Class S common stock in the Offering, for aggregate gross offering proceeds of $1,691,705, which included 1,417 shares of Class S common stock sold under its dividend reinvestment plan for gross proceeds of $14,377.

Distributions

On June 25, 2019, the Company’s board of directors declared distributions based on daily record dates for the period July 1 through July 31, 2019 at the rate of $0.00189113 per share per day on the outstanding shares of its common stock, which the Company will pay on August 26, 2019.

Appendix I-66

On July 31, 2019, the Company’s board of directors declared distributions based on daily record dates for the period August 1 through August 31, 2019 at the rate of $0.00189113 per share per day on the outstanding shares of its common stock, which the Company will pay on September 25, 2019.

Redeemable Common Stock

Subsequent to June 30, 2019, the Company redeemed 82,525 shares of Class C common stock for $822,829 in July 2019 and 178,005 shares of Class C common stock for $1,769,216 in August 2019.

Advisory Agreement

On August 9, 2019, the Advisory Agreement was amended to delete the subordinated participation fee from the agreement. On August 9, 2019, the board of directors of the Company, including all of the independent directors, also approved renewing the Advisory Agreement, which was scheduled to expire on August 11, 2019 to December 31, 2019.

Appendix I-67

APPENDIX II

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Appendix II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trust Managers and Shareholders of
Rich Uncles Real Estate Investment Trust I

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rich Uncles Real Estate Investment Trust I (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements and schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believed that our audits provide a reasonable basis for our opinion.

/s/ SQUAR MILNER LLP

We have served as the Company’s auditor since 2018.
Irvine, California
March 26, 2019

Appendix II-2

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Consolidated Balance Sheets

	December 31,
	2018	2017
Assets
Real estate investments:
Land	$29,691,680	$29,896,957
Buildings and improvements	97,752,787	97,857,500
Tenant origination and absorption costs	12,701,634	12,699,134
Total investments in real estate property	140,146,101	140,453,591
Accumulated depreciation and amortization	(15,070,564)	(9,286,921)
Total investments in real estate property, net	125,075,537	131,166,670
Cash and cash equivalents	2,914,005	5,565,667
Restricted cash	462,140	462,140
Tenant receivables, net (Note 3)	1,707,835	1,494,938
Above-market lease intangibles, net	781,862	817,182
Interest rate swap derivatives	404,267	321,450
Other assets	176,511	25,207
Total assets	$131,522,157	$139,853,254

Liabilities and Shareholders’ Equity
Mortgage notes payable, net	$61,446,068	$62,277,387
Accounts payable, accrued and other liabilities (Note 3)	1,419,222	1,254,632
Sales deposit liability (Note 5)	1,000,000	1,000,000
Share repurchase payable	880,404	612,099
Below-market lease intangibles, net	3,105,843	3,966,008
Due to affiliates (Note 9)	59,992	51,518
Interest rate swap derivatives	—	18,998
Total liabilities	67,911,529	69,180,642

Commitments and contingencies (Note 10)

Redeemable common stock	163,572	586,242

Common stock $0.01 par value, 10,000,000 shares authorized, 8,390,776 and 8,358,254 shares issued and outstanding as of December 31, 2018 and 2017, respectively	83,908	83,583
Additional paid-in-capital	82,890,895	82,350,273
Cumulative dividends and net losses	(19,527,747)	(12,347,486)
Total shareholders’ equity	63,447,056	70,086,370
Total liabilities and shareholders’ equity	$131,522,157	$139,853,254

See accompanying notes to the consolidated financial statements.

Appendix II-3

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Consolidated Statements of Operations

	Years Ended December 31,
	2018	2017
Revenue:
Rental income	$10,960,847	$10,654,604
Tenant reimbursements	2,205,784	2,183,150
Total revenue	13,166,631	12,837,754

Expenses:
Fees to affiliates (Note 9)	1,180,657	860,635
General and administrative	967,390	887,813
Depreciation and amortization	5,783,643	5,645,451
Interest expense (Note 7)	2,813,430	2,503,810
Property expenses	2,455,916	2,293,794
Impairment of real estate investment property (Note 4)	862,190	—
Total expenses	14,063,226	12,191,503

Other income:
Interest income	—	838
Gain on sale of real estate investment property, net (Note 6)	—	747,957
Total other income	—	748,795

Net (loss) income	$(896,595)	$1,395,046

Net (loss) income per share, basic and diluted	$(0.11)	$0.17

Weighted-average number of shares of common stock outstanding, basic and diluted	8,404,346	8,359,108

See accompanying notes to the consolidated financial statements.

Appendix II-4

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-in- Capital	Cumulative Dividends and Net Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2016	8,263,758	$82,638	$80,782,440	$(7,500,890)	$73,364,188

Issuance of common stock	438,469	4,385	4,380,303	—	4,384,688
Stock compensation expense	13,400	134	133,866	—	134,000
Reclassification from redeemable common stock	—	—	623,815	—	623,815
Repurchases of common stock	(357,373)	(3,574)	(3,570,151)	—	(3,573,725)
Dividends declared	—	—	—	(6,241,642)	(6,241,642)
Net income	—	—	—	1,395,046	1,395,046
Balance, December 31, 2017	8,358,254	83,583	82,350,273	(12,347,486)	70,086,370

Issuance of common stock	399,249	3,992	4,251,493	—	4,255,485
Stock compensation expense	16,700	167	177,855	—	178,022
Reclassification from redeemable common stock	—	—	154,373	—	154,373
Repurchases of common stock	(383,427)	(3,834)	(4,043,099)	—	(4,046,933)
Dividends declared	—	—	—	(6,283,666)	(6,283,666)
Net loss	—	—	—	(896,595)	(896,595)
Balance, December 31, 2018	8,390,776	$83,908	$82,890,895	$(19,527,747)	$63,447,056

See accompanying notes to the consolidated financial statements.

Appendix II-5

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2018	2017
Cash Flows from Operating Activities:
Net (loss) income	$(896,595)	$1,395,046
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	5,783,643	5,645,451
Provision for doubtful accounts	65,944	58,328
Stock compensation expense	178,022	134,000
Deferred rents	(317,196)	(557,016)
Amortization of deferred financing costs	375,330	303,044
Amortization of above-market lease intangibles	35,320	31,926
Amortization of below-market lease intangibles	(860,165)	(875,749)
Impairment of real estate investment property	862,190	—
Gain on sale of real estate investment property, net	—	(747,957)
Gain on interest rate swap derivatives	(101,815)	(228,533)
Expensed organization and offering costs	—	131,541
Changes in operating assets and liabilities:
Tenant receivables	38,355	(284,770)
Other assets	(151,304)	(7,041)
Accounts payable, accrued and other liabilities	164,598	576,564
Due to affiliates	117,264	(413,218)
Net cash provided by operating activities	5,293,591	5,161,616

Cash Flows from Investing Activities:
Acquisitions of real estate investments	—	(30,699,222)
Improvements to existing real estate investments	(554,700)	(1,501,764)
Payment of acquisition fees and costs	—	(622,320)
Payment of seller holdback	—	(250,000)
Refundable purchase deposits	—	(250,000)
Net proceeds from sale of real estate investment property	—	3,196,480
Net cash used in investing activities	(554,700)	(30,126,826)

Cash Flows from Financing Activities:
Proceeds from mortgage notes payable	—	24,865,612
Principal payments on mortgage notes payable	(1,206,649)	(1,084,582)
Payments of deferred financing costs	—	(649,205)
Payments of offering costs	(108,790)	(173,281)
Repurchases of common stock	(4,046,933)	(3,573,725)
Dividends paid to common shareholders	(2,028,181)	(1,856,954)
Net cash (used in) provided by financing activities	(7,390,553)	17,527,865

Net decrease in cash, cash equivalents and restricted cash	(2,651,662)	(7,437,345)

Cash, cash equivalents and restricted cash, beginning of year	6,027,807	13,465,152

Cash, cash equivalents and restricted cash, end of year	$3,376,145	$6,027,807

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,521,936	$2,310,354

Supplemental Schedule of Noncash Investing and Financing Activities:
Reclassifications from redeemable common stock	$154,373	$623,812
Increase in share repurchases payable	$268,297	$19,588
Reinvested dividends from common shareholders	$4,255,485	$4,384,688
Purchase deposits applied to acquisition of real estate investments	$—	$1,500,000

See accompanying notes to the consolidated financial statements.

Appendix II-6

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Notes to Consolidated Financial Statements

NOTE 1.	BUSINESS AND ORGANIZATION

Rich Uncles Real Estate Investment Trust I (the “Company”) was formed on March 7, 2012. The Company is an unincorporated real estate investment trust (“REIT’) under the laws of the State of California and is treated REIT. The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the year ended December 31, 2014.

From April 2012 until July 20, 2016 (“Termination Date”), the Company was engaged in an offering of its shares of common stock for sale to investors. On July 20, 2016, the Company ceased offering its shares for sale with the exception of shares sold to existing shareholders under the Company’s dividend reinvestment plan (the “DRP”). The number of shares authorized for issuance under the Company’s DRP is 3,000,000. The offering includes the sale of shares to investors and the sale of shares pursuant to the DRP. Additionally, no later than the 10th anniversary date of the Termination Date, the Company intends to create a liquidity event for its shareholders. Accordingly, on January 14, 2019, the Company announced that its board of trust managers engaged Cushman & Wakefield as its real estate financial advisor to evaluate strategic alternatives which includes marketing the Company’s entire real estate properties portfolio for disposition by sale, merger or other transaction structure.

The Company was formed to primarily invest in single-tenant income-producing properties located in California and that are leased to creditworthy tenants under long-term net leases, however, the Company may invest up to 20% of the net proceeds of its offering in properties located outside of California. The Company’s goal is to generate current income for investors and long-term capital appreciation in the value of its properties.

The Company holds its investments directly and/or through special purpose wholly owned limited liability companies or other subsidiaries. The Company holds a 70.14% interest in one property through a tenancy in common agreement.

The Company is externally managed by its advisor and sponsor, BrixInvest LLC, formerly Rich Uncles LLC (the “Advisor”) whose members include Aaron Halfacre and Ray Wirta, the Company’s Chief Executive Officer and President and Chairman of the Board of Trust Managers, respectively. The Advisor is a Delaware limited liability company registered to do business in California. The Company has entered into an agreement (the “Advisory Agreement”) with the Advisor.

The current term of the Advisory Agreement expires on May 10, 2019. The Advisory Agreement may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Company and the Advisor. The Advisor Agreement is terminable by a majority of the Company’s independent board of trust managers or the Advisor on 60 days’ written notice with or without cause. Upon termination of the Advisory Agreement, the Advisor may be entitled to a termination fee. The Advisor also serves, directly or through an affiliate, as the advisor and sponsor for RW Holdings NNN REIT, Inc. (“NNN REIT”) and BRIX REIT, Inc. (“BRIX REIT”)

On January 11, 2019, the Company’s board of trust managers approved and established an estimated net asset value (“NAV”) per share of the Company’s common stock of $10.57. Effective January 14, 2019, the purchase price per share of the Company’s common stock under the DRP and under the share repurchase plan (“SRP”) decreased from $10.66 to $10.57 per share of common stock.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of the Company and, its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Appendix II-7

The consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), using the modified retrospective approach, which requires a cumulative effect adjustment as of the date of the Company’s adoption. The adoption of ASU No. 2014-09 did not result in a cumulative effect adjustment as of January 1, 2018, the date of the Company’s adoption.

Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. For the year ended December 31, 2018, tenant reimbursements for substantial services accounted for under ASU No. 2014-09 amounted to $0. Such amount would have been included in tenant reimbursements on the accompanying consolidated statements of operations.

The Company adopted the guidance of ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, the Company’s sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-09. Under ASC 610-20, if the Company determines it does not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, the Company would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. The Company did not have any sales of real estate during the year ended December 31, 2018.

The Company recognizes rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Appendix II-8

The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, the operations, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it provides an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents; restricted cash; tenant receivables; other assets; accounts payable, accrued and other liabilities; sales deposit liability; share repurchase payable; and due to affiliates: These balances approximate their fair values due to the short maturities of these items.

Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Mortgage notes payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments

Appendix II-9

with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Restricted Cash

Restricted cash is comprised of funds which are restricted for tenant improvements and property tax impounds.

Real Estate Investments

Real Estate Acquisition Valuation

The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to amortization expense over the remaining noncancelable term of the respective lease.

Estimates of the fair value of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. Therefore, the Company classifies these inputs as Level 3 inputs. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Appendix II-10

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

•	Buildings	15-52 years
•	Site/building improvements	5-21 years
•	Tenant improvements	Shorter of 15 years or remaining contractual lease term
•	Tenant origination and absorption costs, and above-/below-market lease intangibles	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles

Impairment of Real Estate and Related Intangible Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. As more fully discussed in Note 4, the Company recorded an impairment charge of $862,190 related to its Antioch, California property during the second quarter of 2018. The impairment charge was less than 1% of the Company’s investments in real estate property as of June 30, 2018, the date of impairment. There were no other impairment charges during the years ended December 31, 2018 or December 31, 2017.

Assets Held for Sale

Investments in real estate property and the related mortgage notes payable are presented as a separate section of the consolidated balance sheet when the criteria set by ASU 360 for assets held for sale are met. Assets held for sale are measured at the lower of their carrying value or fair value less cost to sell.

As of December 31, 2018, the Company’s investment in the Antioch, California property and the related mortgage note payable met the criteria for assets held for sale (see Notes 4 and 7). However, this property investment has not been separately presented in the accompanying consolidated balance sheets as its net carrying value is approximately 1% of total real estate investments, net and total assets as of December 31, 2018 and is therefore not material.

Deferred Financing Costs

Deferred financing costs represent commitment fees, financing coordination fees paid to Advisor, loan fees, legal fees, and other third-party costs associated with obtaining financing and are presented on the Company’s balance sheet as a direct deduction from the carrying value of the associated debt liabilities. These costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified to presentation as an asset in periods where there are no outstanding borrowings under the facility.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate mortgage notes payable. The Company does not enter into derivatives for speculative purposes. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. The Company’s mortgage derivative instruments do not

Appendix II-11

meet the hedge accounting criteria and therefore the changes in fair value are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations. The gain or loss is included in interest expense.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero.

Distributions

The Company intends, although is not legally obligated, to continue to make regular quarterly dividend distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Dividend distributions are authorized at the discretion of the Company’s board of trust managers which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code. To the extent declared by the board of trust managers, dividends are payable on the 25th day of the month following the quarter declared. Should the 25th day fall on a weekend, dividends are expected to be paid on the first business day thereafter. Prior to January 19, 2018, to the extent dividends were declared by the board of trust managers, they were payable on the 20th day of the month following quarter declared or the first business day thereafter if the 20th day fell on a weekend.

Dividends declared per common share were $0.1875 per quarter for the years ended December 31, 2018 and 2017. The following presents the federal income tax characterizations of dividend distributions paid:

	Years Ended December 31,
	2018	2017
Ordinary income	$0.238	$0.285
Nontaxable dividend distributions	0.512	0.465
	$0.750	$0.750

Dividend Reinvestment Plan

The Company has adopted the DRP through which common shareholders may elect to reinvest any amount up to the dividends declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash dividends. Participants in the DRP will acquire common stock at a price per share equal to the price established as the most recent estimated net asset value. The prior price per share during 2018 was $10.66 per share. Effective January 14, 2019, the estimated per share value is $10.57 (unaudited), which is also the price to acquire a share of common stock through the DRP.

Redeemable Common Stock

The Company has adopted the SRP pursuant to which all of its shareholders are eligible to sell their shares back to the Company for any reason on a quarterly basis. Shareholders who wish to participate in the SRP must notify the Company’s Advisor, in writing, no later than the 15th day of the last month of the then current calendar quarter of such shareholder’s desire to participate in the SRP and the number of shares that it wants to the Company to repurchase. Any shareholder who elects to participate in the SRP will receive a confirmation of its redemption of shares setting forth the number and price of the shares sold back to the Company, and the total number of shares remaining in such shareholder’s account, if any.

In exchange for the shares redeemed by the Company from shareholders, the Company shall pay such shareholders a per share purchase price in cash equal to the net asset value per share, as calculated and published by the Company. The SRP is funded by, and limited to, proceeds realized from the Company’s sale of shares under the DRP.

The Company reserves the right to reject any request for the redemption of shares. Additionally, the Company may terminate, suspend or amend the SRP at any time without shareholder approval if the Company

Appendix II-12

believes such action is in the best interest of all shareholders or if the Company determines the funds otherwise available to fund its SRP are needed for other purposes. On January 14, 2019, the Company announced that redemptions of common stock under the have been suspended during the strategic alternatives review process discussed above in Note 1.

Share repurchase requests will be made on a first-come, first served basis. The Company cannot guarantee that it will have sufficient available cash flow to accommodate all requests when made. If the Company does not have such sufficient funds available, at the time when redemption is requested, the redeeming shareholders may (i) withdraw their request for redemption or (ii) ask that the Company to honor their request, if and when sufficient funds become available. Such pending requests will generally be honored on a first-come, first-serve basis.

When the Company became a SEC reporting entity on May 29, 2016, it became subject to the SEC’s regulation limiting the maximum amount of shares that can be repurchased to 5% of the weighted average outstanding shares for the past twelve months. The maximum dollar amount that the Company can be required to repurchase at the balance sheet date is recorded as redeemable common stock.

Advertising Costs

Advertising costs relating to the offering are expensed as incurred. Offering advertising costs expensed were $108,790 and $131,541 for the years ended December 31, 2018 and 2017, respectively, and are included in general and administrative expenses. in the accompanying statements of operations. These amounts are reimbursements to the Advisor for organization and offering costs that they incurred on the Company’s behalf, see Note 9.

Income Taxes

The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with its taxable year ended December 31, 2014. The Company believes it has qualified and continues to qualify as a REIT. To qualify as a REIT, the Company must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for dividend distribution to shareholders.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2018. As of December 31, 2018, the returns for calendar years 2014, 2015, 2016 and 2017 remain subject to examination by certain tax jurisdictions.

Other Comprehensive (Loss) Income

For all periods presented, other comprehensive (loss) income is the same as net (loss) income.

Per Share Data

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share of common stock equals basic net (loss) income per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2018 and 2017.

Appendix II-13

Segments

At December 31, 2018 and 2017, except for one investment, the Company’s real estate investments are single-tenant income-producing properties. The Company’s investments in real estate property exhibit similar long-term financial performance and have similar economic characteristics to each other. As of December 31, 2018 and 2017, the Company aggregated its investments in real estate property into one reportable segment.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included elsewhere in the notes to consolidated financial statements are presented on an unaudited basis.

Reclassifications

Certain prior year revenue account balances in the statement of operations have been reclassified to conform with the current year presentation. The reclassifications had no impact on the Company’s prior year results of operations.

Recent Accounting Pronouncements

New Accounting Standards Issued and Adopted

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, as amended, requires an entity to use a five-step model to determine when to recognize revenue from customer contracts in an effort to increase consistency and comparability throughout global capital markets and across industries. ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry specific guidance throughout the Industry Topics of the Codification. This ASU requires an entity to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and to provide certain additional disclosures. The Company has evaluated each of its revenue streams and their related accounting policies under ASU 2014-09. Rental income and tenant reimbursements earned from leasing its real estate properties are excluded from ASU 2014-09 and are assessed with the adoption of the ASU for leases as discussed below. The Company adopted ASU 2014-09 beginning January 1, 2018 and utilized the modified retrospective basis. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements. However, future real estate sales contracts will qualify as sales to noncustomers. The Company will assess and implement any future recognition of gain or loss on sales of properties according to the provisions of ASU 2014-09.

New Accounting Standards Issued and Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. Under ASU 2016-02, the accounting applied by a lessor is largely unchanged from that applied under Topic 840 leases. The large majority of operating leases shall remain classified as operating leases and lessors should continue to recognize rental income for those leases on a straight-line basis over the lease term. ASU 2016-02 may impact the timing, recognition, presentation and disclosures related to the Company’s tenant reimbursements earned from leasing its real estate properties, although the Company does not expect a significant impact. ASU 2016-02 is effective for the Company on January 1, 2019. The Company expects to adopt the practical expedients available for implementation under ASU 2016-02. By adopting the practical expedients, the Company will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease and (ii) the lease classification at the adoption date for expired or existing leases. ASU 2016-02 will also require new disclosures within the notes to the Company’s consolidated financial statements. The Company does not expect the adoption of ASU 2016-02 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements (“ASU No. 2018-11”). ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met. Upon adoption of the lease accounting standard under Topic 842, the Company expects to adopt this practical expedient, specifically related

Appendix II-14

to its tenant reimbursements which would otherwise be accounted for under the new revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements as 1) the timing and pattern of transfer of the nonlease components and associated lease components are the same and 2) the lease component would be classified as an operating lease. In addition, ASU No. 2018-11 provides an additional optional transition method to allow entities to apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. An entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease accounting standard will continue to be reported under the current lease accounting standards of Topic 840. The Company expects to adopt this transition method upon adoption of the lease accounting standard of Topic 842 on January 1, 2019.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018- 20, Leases (Topic 842), Narrow-Scope Improvements for Lessors (“ASU No.2018-13”). ASU No. 2018-20 provides clarification for lessors when applying Topic 842. The areas of clarification include sales taxes and other similar taxes collected from lessees, treatment of certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The amendments in ASU No. 2018-20 affect the amendments in ASU No. 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements of ASU No. 2018-20 is January 1, 2019 for the Company. All entities are required to apply the amendments in ASU No. 2018-20 to all new and existing leases. Consistent with the adoption of ASU No. 2016-02, the Company does not expect the adoption of ASU No. 2018-20 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 3.	CONSOLIDATED BALANCE SHEET DETAILS

Tenant receivables, net consisted of the following:

	December 31,
	2018	2017
Straight-line rent	$1,399,276	$1,082,080
Tenant rent	200,301	301,588
Unbilled tenant recoveries	108,258	93,420
Other	—	76,178
	1,707,835	1,553,266
Less allowance for doubtful accounts	—	(58,328)
	$1,707,835	$1,494,938

Appendix II-15

Accounts payable, accrued and other liabilities consisted of the following:

	December 31,
	2018	2017
Accounts payable	$52,057	$45,029
Accrued expenses	184,441	205,774
Accrued interest payable	288,437	215,700
Unearned rent	624,181	518,023
Tenant security deposits	270,106	270,106
	$1,419,222	$1,254,632
NOTE 4.	REAL ESTATE INVESTMENTS

The Company’s real estate portfolio as of December 31, 2018, consisted of 21 properties in three states consisting of 11 retail, seven office and three industrial properties. The following table provides summary information regarding the Company’s real estate as of December 31, 2018:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Real Estate Investments, Net
Chase Bank & Great Clips(1)	Antioch, CA	8/22/2014	Retail	$2,297,845	$668,201	$(1,117,265)	$1,848,781
Chevron Gas Station	San Jose, CA	5/29/2015	Retail	2,775,000	—	(140,514)	2,634,486
Levins	Sacramento, CA	8/19/2015	Industrial	3,750,000	2,500	(718,814)	3,033,686
Chevron Gas Station (see Note 5)	Roseville, CA	9/30/2015	Retail	2,800,000	—	(314,569)	2,485,431
Island Pacific Supermarket	Elk Grove, CA	10/1/2015	Retail	3,151,461	568,539	(529,099)	3,190,901
Dollar General	Bakersfield, CA	11/11/2015	Retail	4,632,567	689,020	(600,123)	4,721,464
Rite Aid	Lake Elsinore, CA	12/7/2015	Retail	6,663,446	968,285	(725,662)	6,906,069
PMI Preclinical	San Carlos, CA	12/9/2015	Office	8,920,000	—	(625,375)	8,294,625
EcoThrift	Sacramento, CA	3/17/2016	Retail	4,486,993	541,729	(676,158)	4,352,564
GSA (MSHA)	Vacaville, CA	4/5/2016	Office	2,998,232	456,645	(390,068)	3,064,809
PreK San Antonio	San Antonio, TX	4/8/2016	Retail	11,851,540	1,593,451	(2,473,019)	10,971,972
Dollar Tree	Morrow, GA	4/22/2016	Retail	1,295,879	206,844	(251,940)	1,250,783
Dinan Cars	Morgan Hill, CA	6/21/2016	Industrial	4,651,845	654,155	(966,415)	4,339,585
Solar Turbines	San Diego, CA	7/21/2016	Office	5,738,978	389,718	(475,261)	5,653,435
Amec Foster	San Diego, CA	7/21/2016	Office	7,010,799	485,533	(586,075)	6,910,257
ITW Rippey	El Dorado, CA	8/18/2016	Industrial	6,299,982	407,316	(701,075)	6,006,223
Dollar General Big Spring	Big Spring, TX	11/4/2016	Retail	1,161,647	112,958	(64,545)	1,210,060
Gap	Rocklin, CA	12/1/2016	Office	7,220,909	677,192	(652,721)	7,245,380
L-3 Communications	San Diego, CA	12/23/2016	Office	10,813,390	961,107	(787,194)	10,987,303
Sutter Health	Rancho Cordova, CA	3/15/2017	Office	24,256,632	2,870,258	(2,076,277)	25,050,613
Walgreens	Santa Maria, CA	6/29/2017	Retail	4,667,322	448,183	(198,395)	4,917,110
				$127,444,467	$12,701,634	$(15,070,564)	$125,075,537
(1)	See following impairment charge discussion.

Impairment Charge

During the second quarter of 2018, the Company learned that it was unlikely that a single tenant would be interested in leasing the 5,660 square feet of space at the Antioch, California property that was previously leased by Chase Bank. While the Company had received expressions of interest from potential tenants, they were all interested in smaller spaces at lower rental rates which would have required the Company to invest in substantial tenant improvements to subdivide the space.

The Company’s special purpose subsidiary that owns this property notified the lender on July 13, 2018 that it is unwilling to make such additional improvements in the Antioch, California property unless it could restructure the existing mortgage scheduled to mature in February 2019, or payoff the mortgage at a discount, as

Appendix II-16

discussed in Note 7. Having not reached any agreement with the lender when the August 2018 mortgage payment came due, the Company’s special purpose subsidiary notified the lender on August 9, 2018 that it was defaulting on the mortgage loan which had a balance of $1,869,536 as of June 30, 2018, and that it intended to surrender the property to the lender unless an acceptable agreement could be reached.

Given the decline in expected rental rates for the Antioch, California property, the Company concluded that it was necessary to record an impairment charge of $862,190 as of June 30, 2018, which is less than 1% of the Company’s total investments in real estate property, based on the estimated fair value of the real estate which approximated the then outstanding balance of the existing mortgage loan. This impairment charge is reflected in the Company’s results of operations for the year ended December 31, 2018. The book value of the Antioch property after the impairment charge is less than 2.0% of the Company’s total investments in real estate property.

Notice of Default

On September 28, 2018, the Company’s special purpose subsidiary and the Company received a notice of default and election to sell under deed of trust (the “Notice”) dated September 19, 2018 for the Antioch, California property from an agent for the lender. The Notice was filed for recording in the Office of the Recorder of Contra Costa County, California on September 24, 2018. While the Company’s special purpose subsidiary and the Company were given a 90-day cure period from the date of record before a sale date of the Antioch, California property could be set, the Company’s special purpose subsidiary and the Company did not plan to cure the default. During February 2019, the Company’s special purpose subsidiary and the Company received a Notice of Trustee’s Sale. The Antioch property was foreclosed and sold on March 13, 2019.

The loan in default is non-recourse to the Company (except for property taxes, insurance and the lender’s legal fees and other costs incurred prior to the date of foreclosure) and, while eight of the Company’s other special purpose property owner subsidiaries have mortgage loans with this lender, none of those loans are cross-collateralized with the Antioch property loan and the Company’s special purpose subsidiary’s default on that loan does not cross-default any of these other loans. The Company is continuing to accrue default interest, penalties as well as property taxes, insurance and the lender’s legal fees and costs. The Company’s estimated liability under the carve-out guarantee for the lender’s legal fees and costs prior to the date of foreclosure is estimated to be approximately $20,000.

2018 Acquisitions or Dispositions

There were no acquisitions nor dispositions during the year ended December 31, 2018.

2017 Acquisitions or Dispositions

During the year ended December 31, 2017, the Company acquired the following properties:

Property	Land, building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles		Total
Sutter Health	$24,256,632	$2,870,258	$474,091	(1)	$27,600,981
Walgreens	4,667,322	448,183	125,050		5,240,555
	$28,923,954	$3,318,441	$599,141		$32,841,536
Purchase price					$32,841,536
Purchase deposits applied(2)					(1,500,000)
Acquisition fees to affiliate					(642,314)
Amount paid for acquisition of real estate before financing					$30,699,222
(1)	This represents the ground leasehold value allocated to a 50 years ground lease under a water tower that is part of the Sutter Health property. The annual rental payments under the ground lease are $1,300. The entire property including the ground leasehold interest is leased by Sutter Health.
(2)	$250,000 of the purchase deposits applied were paid in 2017.

During the year ended December 31, 2017, the Company recognized $2,225,405 of total revenue related to the properties acquired in fiscal 2017.

Appendix II-17

The expiration of the leases of the properties acquired during the year ended December 31, 2017 is as follows:

Property	Lease Expiration
Sutter Health	10/31/2025
Walgreens	3/31/2062

See Note 6 for disposition of property during the year ended December 31, 2017.

Operating Leases

The Company’s real estate properties are primarily leased to tenants under triple-net leases for which terms and expirations vary. The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies or lease guarantors) that are rated by national recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or that are required to be provided pursuant to the lease; (3) monitoring new reports and press releases regarding the tenants (or their parent companies or lease guarantors), and their underlying business and industry; and (4) monitoring the timeliness of rent collections.

As of December 31, 2018, the future minimum contractual rental income from the Company’s non-cancelable operating leases is as follows:

2019	$10,008,899
2020	10,209,110
2021	9,220,308
2022	7,674,625
2023	5,884,134
Thereafter	27,782,225
$70,779,301

Revenue Concentration

For the year ended December 31, 2018, the Company’s portfolio revenue concentration (greater than 10% total revenue) was as follows:

Property and Location	Revenue	Percentage of Total Revenue
Sutter Health, Rancho Cordova, CA	$2,702,879	20.5%
PreK San Antonio, San Antonio, TX	$1,655,819	12.6%

As of December 31, 2018, no other tenant accounted for more than 10% of the total revenue.

Asset Concentration

The Company’s asset portfolio concentration (greater than 10% of total assets) for the fiscal period December 31, 2018 was as follows:

Property and Location	Net Carrying Value	Percentage of Total Assets
Sutter Health, Rancho Cordova, CA	$25,050,613	19.0%

As of December 31, 2018, no other investment in real estate property accounted for more than 10% of the total assets.

Appendix II-18

Intangibles

As of December 31, 2018 and 2017, the Company’s intangibles were as follows:

	2018			2017
	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles
Cost	$12,701,634	$872,408	$(5,349,909)	$12,699,134	$872,408	$(5,349,909)
Accumulated amortization	(4,456,975)	(90,546)	2,244,066	(2,856,322)	(55,226)	1,383,901
Net amount	$8,244,659	$781,862	$(3,105,843)	$9,842,812	$817,182	$(3,966,008)

Amortization of intangible assets in the future years is expected to be as follows:

	Tenant origination and absorption costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles
2019	$1,563,076	$35,320	$(860,165)
2020	1,563,076	35,320	(860,165)
2021	1,315,958	35,320	(667,541)
2022	934,592	35,320	(201,982)
2023	682,858	35,320	(113,651)
Thereafter	2,185,099	605,262	(402,339)
	$8,244,659	$781,862	$(3,105,843)

Weighted average remaining amortization period	8.3 years	13.5 years	4.7 years
NOTE 5.	SALE OF INTEREST IN REAL PROPERTY

In March 2016, the Company entered into a tenancy in common agreement and sold an undivided 29.86% tenant-in-common interest in the Chevron Gas Station located in Roseville, CA for $1,000,000. The purchaser had the right to require the Company to repurchase their interest in the property during the period from March 1, 2018 through March 1, 2019. Therefore, the sale did not qualify for sales recognition under ASC 360 for financial reporting purposes and the transaction is accounted for as a financing transaction. The proceeds received from the purchaser were recorded as a sales deposit liability in the Company’s consolidated balance sheets and the payments to the purchaser were recorded as interest expense in the statement of operations. As of December 31, 2018 and 2017, sales deposit liability amounted to $1,000,000 at both balance sheet dates. The interest expense recorded as a result of this transaction was $55,002 for each of the years ended December 31, 2018 and 2017 (see Note 7). On February 8, 2019, the purchaser gave notice of exercise to require the Company to repurchase the 29.86% tenant-in-common interest in the property and the Company is proceeding under the terms of the contract to acquire the 29.86% tenant-in-common interest in the property for $1,000,000 by May 9, 2019.

NOTE 6.	SALE OF REAL ESTATE INVESTMENT PROPERTY

On April 27, 2017, the Company sold the Chevron Gas Station property in Rancho Cordova, CA to a third party for $3,434,000 which was paid in cash. The sale resulted in gain for financial reporting purposes of $747,957, which is net of the $103,020 disposition fee the Advisor earned in connection with this transaction (see Note 11). The Company entered into a 1031 exchange to defer the taxable gain of approximately $900,000 on the transaction. The 1031 exchange was completed when the Company purchased the Walgreens property on June 29, 2017.

Appendix II-19

NOTE 7.	DEBT

Mortgage Notes Payable

As of December 31, 2018 and 2017, the Company’s mortgage notes payable consisted of the following:

Collateral	2018 Principal Amount	2017 Principal Amount	Contractual Interest Rate	Effective Interest Rate(1)	Maturity Date
Chase Bank & Great Clips(2)	$1,866,364	$1,888,325	4.37%	4.37%	February 5, 2019
Levins	2,125,703	2,169,908	One-month LIBOR + 1.93%	3.74%	January 5, 2021
Island Pacific Supermarket	1,932,973	1,973,170	One-month LIBOR + 1.93%	3.74%	January 5, 2021
Dollar General	2,378,106	2,430,065	One-month LIBOR + 1.48%	3.38%	March 5, 2021
Rite Aid	3,744,915	3,827,722	One-month LIBOR + 1.50%	3.25%	May 5, 2021
PMI Preclinical	4,213,887	4,305,954	One-month LIBOR + 1.48%	3.38%	March 5, 2021
EcoThrift	2,703,239	2,765,351	One-month LIBOR + 1.21%	2.96%	July 5, 2021
GSA (MHSA)	1,839,454	1,881,257	One-month LIBOR + 1.25%	3.00%	August 5, 2021
PreK San Antonio	5,239,125	5,333,750	4.25%	4.25%	December 1, 2021
Dinan Cars	2,764,937	2,816,882	One-month LIBOR + 2.27%	4.02%	January 5, 2022
ITW Rippey, Solar Turbines, Amec Foster	9,648,214	9,855,485	3.35%	3.35%	November 1, 2026
L-3 Communications	5,380,085	5,471,050	4.50%	4.50%	April 1, 2022
Gap	3,714,623	3,782,712	4.15%	4.15%	August 1, 2023
Dollar General Big Spring	621,737	632,218	4.69%	4.69%	April 1, 2022
Sutter Health	14,419,666	14,665,829	4.50%	4.50%	March 9, 2024
Total mortgage notes payable	$62,593,028	$63,799,678
Less unamortized deferred financing costs	(1,146,960)	(1,522,291)
Mortgage notes payable, net	$61,446,068	$62,277,387
(1)	Contractual interest rate represents the interest rate in effect under the mortgage notes payable as of December 31, 2018. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2018 (consisting of the contractual interest rate and the effect of the interest rate swap, if applicable). For further information regarding the Company’s derivative instruments, see Note 8.
(2)	This property was foreclosed and sold on March 13, 2019 as discussed below.

On August 3, 2018, the Company’s independent trust managers and the board of trust managers approved an increase in the Company’s maximum leverage ratio from 45% to 50%. Factors considered in approving the increase in the leverage ratio included the moderate level of 50% leverage, current economic and market conditions, the relative cost of debt and equity capital, the ability of the Company’s properties to generate sufficient cash flow to cover debt service requirements and other similar factors.

The mortgage notes payable provide for monthly payments of principal and interest. The mortgage loans payable have balloon payments that are due at loan maturity. Pursuant to the terms of the mortgage notes payable agreements, the Company is subject to certain financial loan covenants. The Company is in compliance with all terms and conditions of the mortgage loan agreements, with the exception of the Chase Bank and Great Clips loan (Antioch, California) for which the Company did not make the August 5, 2018 or subsequent mortgage payments.

On July 13, 2018, the Company’s special purpose subsidiary that owns the Antioch, California property initiated discussions with the mortgage lender regarding the potential restructuring of the mortgage loan on the property which had a balance of $1,869,536 as of June 30, 2018 and matured on February 5, 2019, or the potential to repay the loan at a discount. Given that potential rent rates for prospective tenants of the property are significantly less than the rent previously received from Chase Bank and the significant investment in tenant improvements that would be required to attract new tenants, the Company’s special purpose subsidiary informed the lender that it would need to reach an agreement to either pay the loan off at a significant discount or restructure the loan with terms that would be economically viable to the Company’s special purpose subsidiary under current market conditions.

Since no agreement was reached on how to restructure this loan, on August 9, 2018, the Company’s special purpose subsidiary that owns the Antioch property notified the lender that it had defaulted on the mortgage loan and intended to surrender the property to the lender. The loan in default is non-recourse to the Company (except for property taxes, insurance and the lender’s legal fees and other costs incurred prior to the date of foreclosure)

Appendix II-20

and, while eight of the Company’s other special purpose property owner subsidiaries have mortgage loans with this lender, none of those loans are cross-collateralized with the Antioch property loan and the Company’s special purpose subsidiary’s default on that loan does not cross-default any of these other loans.

On September 28, 2018, the Company’s special purpose subsidiary and the Company received a notice of default and election to sell under deed of trust dated September 19, 2018 for the Antioch, California property from an agent for the lender. The notice was filed for recording in the Office of the Recorder of Contra Costa County, California on September 24, 2018. While the Company’s special purpose subsidiary and the Company were given a 90-day cure period from the date of record before a sale date of the Antioch, California property could be set, the Company’s special purpose subsidiary and the Company did not plan to cure the default.

During February 2019, the Company’s special purpose subsidiary and the Company received a Notice of Trustee’s Sale indicating that the Antioch property was expected to be sold by the Trustee in March 2019. The foreclosure sale of the Antioch property was completed on March 13, 2019. The Company’s estimated liability under the carve-out guarantee for the lender’s legal fees and costs prior to the date of foreclosure is approximately $20,000.

Fair Value

The following were the face value, carrying amount and fair value of the Company’s mortgage notes payable (Level 3 measurement) as of December 31, 2018 and 2017:

December 31, 2018			December 31, 2017
Face Value	Carrying Value	Fair Value	Face Value	Carrying Value	Fair Value
$62,593,028	$61,446,068	$61,283,165	$63,799,677	$62,277,387	$62,258,532

Disclosures of the fair values of financial instruments is based on pertinent information available to the Company as of December 31, 2018 and 2017 and requires a significant amount of judgment. Low levels of transaction volume for certain financial instruments have made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different. The actual value could be materially different from the Company’s estimate of value.

The following summarizes the future principal payments of the Company’s mortgage notes payable as of December 31, 2018:

2019	$3,107,706
2020	1,286,480
2021	23,879,056
2022	8,888,943
2023	3,966,692
Thereafter	21,464,151
Total principal	$62,593,028

Interest Expense

The following is a reconciliation of the components of interest expense:

	Year Ended December 31,
	2018	2017
Mortgage notes payable:
Interest expense	$2,565,921	$2,251,673
Amortization of deferred financing costs	375,330	303,044
Gain on interest rate swaps(1)	(182,823)	(105,909)
Sales deposit liability:
Interest on sales deposit (see Note 5)	55,002	55,002
Total interest expense	$2,813,430	$2,503,810
(1)	Includes unrealized gain on interest rate swaps of $101,815 and $228,533 as of December 31, 2018 and 2017, respectively (see Note 8). Accrued interest receivable of $(12,432) and accrual interest payable of $3,913 at December 31, 2018 and 2017, respectively, represents the unsettled portion of the interest rate swaps for the period from the most recent settlement date through respective balance sheet dates.

Appendix II-21

NOTE 8.	INTEREST RATE SWAP DERIVATIVES

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The Company does not enter into derivatives for speculative purposes. The following table summarizes the notional amount and other information related to the Company’s interest rate swaps as of December 31, 2018 and 2017. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks:

Derivative Instruments	Number of Instruments	Notional Amount(1)	Reference Rate	Weighted Average Fixed Pay Rate	Weighted Average Remaining Term
Interest Rate Swaps
2018	8	$21,703,214	One-month LIBOR/Fixed at 1.21%-2.27%	3.42%	2.4 years
2017	8	$22,170,310	One-month LIBOR/Fixed at 1.21%-2.28%	3.42%	3.3 years
(1)	The notional amount of the Company’s swaps are reduced monthly to correspond to the outstanding principal balance on the related mortgage. The maximum notional amount is shown above. The minimum notional amount (outstanding principal balance at the maturity date) is $20,546,330 as of December 31, 2018.

The following table sets forth the fair value of the Company’s derivative instruments (Level 2 measurement for all swaps), as well as their classification in the consolidated balance sheet as of December 31, 2018 and 2017.

		December 31, 2018		December 31, 2017
Derivative Instrument	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Interest Rate Swaps	Assets: Interest rate swap derivatives, at fair value	8	$404,267	7	$321,450
Interest Rate Swaps	Liability - Interest rate swap derivatives, at fair value	—	$—	1	$(18,998)

The change in fair value of a derivative instrument that is not designated as a cash flow hedge is recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations. None of the Company’s derivatives at December 31, 2018 or 2017 were designated as hedging instruments, therefore the net unrealized gain recognized on interest rate swaps of $101,815 and $228,533, respectively, was recorded as an addition to gain on interest rate swap (see Note 7).

NOTE 9.	RELATED PARTY TRANSACTIONS

The Company paid its independent trust managers for services rendered. The amount paid was $178,022 and $134,000 for the years ended December 31, 2018 and 2017, respectively. Such amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

The costs incurred by the Company pursuant to the Advisory Agreement for the years ended December 31, 2018 and 2017, as well as the related amounts payable or receivable as of December 31, 2018 and 2017, are included in the table below. The amounts payable or receivable are presented in the accompanying consolidated balance sheets as “Due to Affiliates” and “Due from Affiliates,” respectively.

Appendix II-22

Summarized below are descriptions of the related party transactions provided for in the Advisory Agreement that may be applicable to the Company in this stage of their life cycle.

	Year Ended December 31, 2018	December 31, 2018		Year Ended December 31, 2017	December 31, 2017
	Incurred	Receivable	Payable	Incurred	Receivable	Payable
Expensed:
Asset management fees	$810,471	$—	$—	$758,555	$—	$3,513
Other operating expense reimbursement	—	—	—	—	—	47,948
Reimbursable operating expenses	370,186	—	—	102,080	—	—
Fees to affiliates	1,180,657			860,635
Property management fees*	100,771	—	—	98,246	—	—
Directors and officers insurance and other reimbursements**	92,624	—	59,992	—	—	—
Disposition fees***	—	—	—	103,020	—	—
Reimbursable organizational and offering expenses	108,790	—	—	173,281	—	57
Capitalized:
Acquisition fees	—	—	—	671,270	—	—
Financing coordination fees	—	—	—	100,156	—	—
Other:
Due from NNN REIT	—	—	—	48,418	—	—
		$—	$59,992		$—	$51,518
*	Property management fees are included in “property expenses” in the accompanying consolidated statements of operations.
**	Trust managers and officers and other reimbursements are classified within general and administrative expenses in the consolidated statements of operations.
***	Disposition fees for the year ended December 31, 2017 are presented as a reduction of gain on sale of real estate investment property (see Note 6).

Organization and Offering Costs

During the Company’s offering of its common stock which was terminated in July 2016, the Company was obligated to reimburse the Advisor or its affiliates for organization and offering costs paid by the Advisor on behalf of the Company. The Company reimburses the Advisor for organizational and offering expenses up to 3.0% of gross offering proceeds. As of December 31, 2018, the Advisor has incurred organization and offering expenses of $2,796,198, which was less than 3.0% of the gross offering proceeds received by the Company as of December 31, 2018 and the Company has reimbursed the Advisor for all of these organization and offering expenses.

Through December 31, 2018 and 2017, the Company reimbursed the Advisor $2,796,198 and $2,687,407, respectively, for organizational and offering expenses. The Company’s maximum liability for organization and offering costs through December 31, 2018 and 2017 was $2,796,198 and $2,687,350, respectively, of which $0 and $57 remained payable as of December 31, 2018 and 2017, respectively.

Acquisition Fees

The Company pays the Advisor an acquisition fee in an amount equal 3.0% of Company’s contract purchase price of its properties. The total of all acquisition fees and acquisition costs must be reasonable, and not exceed 6.0% of the contract price of the properties. However, a majority of the trust managers (including a majority of the independent trust managers) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

Asset Management Fees

The Company pays the Advisor as compensation for the advisory services rendered, a monthly fee in an amount equal to 0.05% of the Company’s average invested assets, as defined, as of the end of the preceding

Appendix II-23

month. The asset management fee is payable monthly on the last business day of such month. The asset management fee, which must be reasonable in the determination of the Company’s independent trust managers at least annually, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the asset management fee not paid as to any fiscal year shall be deferred without interest and may be paid in such other fiscal year as the Advisor shall determine.

Financing Coordination Fees

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if an Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the independent trust managers) in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to a property, then the Company pays the Advisor or such Affiliate a financing coordination fee equal to 1.0% of the amount of such financing.

Property Management Fees

If an Advisor or any of its affiliates provides a substantial amount of the property management services (as determined by a majority of the independent trust managers) for the Company’s properties, then the Company pays the Advisor or such affiliate a property management fee equal to 1.5% of gross revenues from the properties managed. The Company also will reimburse the Advisor and any of its affiliates for property-level expenses that such person pays or incurs on behalf of the Company, including salaries, bonuses and benefits of persons employed by such person, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of such person. The Advisor or its affiliate may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.

Disposition Fees

For substantial assistance in connection with the sale of properties, the Company pay the Advisor or one of its affiliates 3.0% of the contract sales price. As defined, of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the Company’s Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed the lesser of the competitive real estate commission or 6% of the contract sales price.

Leasing Commission Fees

If an Advisor or an affiliate provides a substantial amount of the services (as determined by a majority of the independent trust managers) in connection with the Company’s leasing of its properties to unaffiliated third parties, then the Company pays the Advisor or such affiliate leasing commissions equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission.

Other Operating Expense Reimbursement

Total operating expenses of the Company are limited to the greater of 2% of average invested assets or 25% of net income for the four most recently completed fiscal quarters (the “2%/25% Limitation”). If the Company exceeds the 2%/25% Limitation, the Advisor must reimburse the Company the amount by which the aggregate total operating expenses exceeds the limitation, or the Company must obtain a waiver from the Company’s board of trust managers, including a majority of its independent trust managers. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, reserves for bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined by GAAP, that are in any way related to the Company’s operation including asset management fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing,

Appendix II-24

registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt; (e) reasonable incentive fees based upon increases in NAV per share; (f) acquisition fees and acquisition expenses (including expenses, relating to potential investments that the Company does not close); and (g) disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property (other than disposition fees on the sale of assets other than real property), including the costs of insurance premiums, legal services, maintenance, repair and improvement of real property.

Operating expenses for the four fiscal quarters ended December 31, 2018 and 2017 did not exceeded the 2%/25% Limitation.

Related Party Investment in the Company

The investment in the Company by NNN REIT totaled 403,980 shares, or an approximate 4.8% ownership interest, as of December 31, 2018 and 364,352 shares, or an approximate 4.4% ownership interest, as of December 31, 2017.

NOTE 10.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company depends on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company would be required to obtain such services from other sources.

Environmental

As an owner of real estate properties, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s real estate properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the real estate properties could result in future environmental liabilities.

Tenant Improvements

Pursuant to a lease agreement, the Company has an obligation to pay for $207,000 and $553,088 in tenant improvements to be incurred by tenants at December 31, 2018 and 2017, respectively, for one property. At December 31, 2018 and 2017, the Company had $462,140 of restricted cash held by a lender to fund the tenant improvements for one property.

Legal Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Other than the below, the Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

The SEC is conducting an investigation related to the advertising and sale of securities by a REIT affiliated with the Company in connection with the early stage of its offering. The investigation is a non-public fact-finding inquiry. It is neither an allegation of wrongdoing nor a finding that violations of law have occurred. In connection with the investigation, the Company and certain affiliates have received and responded to subpoenas from the SEC requesting documents and other information related to these offerings. The SEC’s investigation is ongoing. The Company has cooperated and intends to continue cooperating with the SEC in this matter. The Company is unable to predict the likely outcome of the investigation or determine its potential impact, if any, on the Company.

Appendix II-25

NOTE 11.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Board of Trust Managers

Effective January 11, 2019, Mr. Jeffrey Randolph resigned as a member of the board of trust managers of the Company, including his roles as the Audit Committee Chairman. Mr. Vipe Desai succeeded Mr. Randolph as the Audit Committee Chairman upon the resignation of Mr. Randolph. Mr. Randolph resigned voluntarily and his decision was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Randolph’s resignation was in connection with the strategic alternatives review described in “Potential Sale or Merger Transaction” below. In addition, the Company’s three remaining independent board members, who were also independent directors of NNN REIT, resigned from the NNN REIT board effective upon appointment of their successors which occurred on January 15, 2019. As a result of these resignations, there is no longer an overlap of independent board members of the Company and NNN REIT.

Potential Sale or Merger Transaction

Since commencement of the offering, the Company has intended to create a liquidity event for our shareholders no later than the 10th anniversary date of the Termination Date. Accordingly, on January 14, 2019, the Company announced that its board of trust managers engaged Cushman & Wakefield as the Company’s real estate financial advisor to evaluate strategic alternatives which includes marketing its entire 20-property real estate portfolio for disposition by sale, merger or other transaction structure, subject to the approval of the Company’s shareholders. The Company has also suspended the redemptions of common stock under its share repurchase program during the strategic alternatives review process.

The portfolio marketing process includes a non-public competitive bidding that is being managed by Cushman &Wakefield over successive rounds that began in March and will continue during the second quarter of 2019. If an acceptable acquiror and price are identified, any portfolio sale or merger transaction would initially be subject to approval of the Company’s board of trust managers, including the independent trust managers who are serving as a special committee in connection with the strategic alternatives review, portfolio marketing and negotiation of any potential transaction. If the special committee and the board of trust managers approve a sale or merger transaction, such transaction would then be subject to the approval of the Company’s shareholders owning a majority of the outstanding common stock.

The Company does not intend to provide any updates pertaining to the bidding process and shareholders should not expect any announcement from the Company until such time that an outcome has been reached with respect to any potential offer, except as required under applicable laws.

In connection with the portfolio marketing process, one of the Company’s independent trust managers has resigned and the three remaining independent trust managers, who were also independent directors of NNN REIT, have resigned from the NNN REIT board. As a result of these resignations, the Company’s independent trust managers are no longer affiliated with NNN REIT, BRIX REIT, or any other BRIX affiliate.

On March 19, 2019, NNN REIT announced that it intends to explore a potential acquisition of the Company or its real estate portfolio and that its board of directors has formed a special committee to evaluate the potential for a transaction with the Company. The members of the NNN REIT special committee have no affiliation with the Company or the Advisor.

Assuming an offer on acceptable price and terms results from this competitive bidding process, the Company’s special committee and its board could announce and present a fully negotiated and approved sale or merger transaction for shareholder approval during the third calendar quarter of 2019. If shareholder approval is then obtained, the sale or merger transaction would proceed in accordance with the negotiated terms. There can be no assurance that a sale or merger transaction will occur at all, or that any such transaction would conclude during the third calendar quarter of 2019.

If the portfolio was liquidated at $147,480,776, the total estimated value of real estate properties as of December 31, 2018, which was included in the Company’s most recently reported estimated NAV calculation, the Advisor would earn a disposition fee of approximately $4,424,400 and a subordinated participation fee of approximately $1,239,400.

Appendix II-26

Antioch, California Property

As described in Notes 4 and 7, the Company’s Antioch property was foreclosed and sold on March 13, 2019.

Pending Purchase of Interest in Real Estate Property

As discussed in Note 5, on February 21, 2019, the Company and the owner of the 29.86% tenant-in-common interest in a Chevron property in Roseville, CA entered into a purchase and sale agreement whereby the Company will acquire the 29.86% tenant in common interest in the property for $1,000,000 by no later than May 9, 2019.

Distributions

On January 22, 2019, the Company’s board of trust managers declared dividends based on daily record dates for the period October 1, 2018 through December 31, 2018 at a rate of $0.00203800 per share per day, or $1,566,932, on the outstanding shares of the Company’s common stock, which the Company paid on January 25, 2018. Of the $1,566,932 dividend, $1,085,126 was reinvested through the Company’s DRP.

Redeemable common stock

Subsequent to December 31, 2018, the Company redeemed 82,589 shares of common stock for $880,404. The Company suspended the redemption during its strategic alternatives process related to the potential sale or merger transaction discussed above on January 14, 2019. As a result, the redemption period for investors to be paid on April 15, 2019 ended on January 16, 2019.

Appendix II-27

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Schedule III
Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2018

	Location	Ownership Percentage	Original Year of Construction	Date Acquired	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Net
Description						Land	Buildings and Improvements(1)	Total		Land	Buildings and Improvements(1)	Total
Chase Bank and Great Clips(2)	Antioch, CA	100%	1998	8/22/2014	$1,866,364	$649,633	$3,178,601	$3,828,234	$(862,190)	$444,358	$2,521,688	$2,966,046	$(1,117,265)	$1,848,781
Chevron Gas Station	San Jose, CA	100%	1964	5/29/2015	—	1,844,383	930,617	2,775,000	—	1,844,383	930,617	2,775,000	(140,514)	2,634,486
Levins	Sacramento, CA	100%	1970	8/19/2015	2,125,703	598,913	3,151,087	3,750,000	2,500	598,913	3,153,587	3,752,500	(718,814)	3,033,686
Chevron Gas Station(3)	Roseville, CA	100%	2003	9/30/2015	—	602,375	2,197,625	2,800,000	—	602,375	2,197,625	2,800,000	(314,569)	2,485,431
Island Pacific Supermarket	Elk Grove, CA	100%	2012	10/1/2015	1,932,973	958,328	2,761,672	3,720,000	—	958,328	2,761,672	3,720,000	(529,099)	3,190,901
Dollar General	Bakersfield, CA	100%	1952	11/11/2015	2,378,106	2,218,862	3,102,725	5,321,587	—	2,218,862	3,102,725	5,321,587	(600,123)	4,721,464
Rite Aid	Lake Elsinore, CA	100%	2008	12/7/2015	3,744,915	2,049,596	5,582,136	7,631,732	—	2,049,595	5,582,136	7,631,731	(725,662)	6,906,069
PMI Preclinical	San Carlos, CA	100%	1974	12/9/2015	4,213,887	2,940,133	5,979,867	8,920,000	—	2,940,133	5,979,867	8,920,000	(625,375)	8,294,625
EcoThrift	Sacramento, CA	100%	1982	3/17/2016	2,703,239	1,594,857	3,433,865	5,028,722	—	1,594,857	3,433,865	5,028,722	(676,158)	4,352,564
GSA (MSHA)	Vacaville, CA	100%	1987	4/5/2016	1,839,454	286,380	3,168,497	3,454,877	—	286,380	3,168,497	3,454,877	(390,068)	3,064,809
PreK San Antonio	San Antonio, TX	100%	2014	4/8/2016	5,239,125	509,476	12,935,515	13,444,991	—	509,476	12,935,515	13,444,991	(2,473,019)	10,971,972
Dollar Tree	Morrow, GA	100%	1997	4/22/2016	—	255,989	1,199,011	1,455,000	47,723	255,989	1,246,734	1,502,723	(251,940)	1,250,783
Dinan Cars	Morgan Hill, CA	100%	2001	6/21/2016	2,764,937	724,994	4,581,006	5,306,000	—	724,994	4,581,006	5,306,000	(966,415)	4,339,585
ITW Rippey	El Dorado, CA	100%	1998	8/18/2016	3,182,786	429,668	6,155,852	6,585,520	121,778	429,668	6,277,630	6,707,298	(701,075)	6,006,223
Solar Turbines	San Diego, CA	100%	1985	7/21/2016	2,908,224	3,081,332	2,789,586	5,870,918	257,778	3,081,332	3,047,364	6,128,696	(475,261)	5,653,435
Amec Foster	San Diego, CA	100%	1985	7/21/2016	3,557,204	3,551,615	2,631,320	6,182,935	1,313,397	3,551,615	3,944,717	7,496,332	(586,075)	6,910,257
Dollar General Big Spring	Big Spring, TX	100%	2015	11/4/2016	621,737	337,204	937,401	1,274,605	—	337,204	937,401	1,274,605	(64,545)	1,210,060
Gap	Rocklin, CA	100%	1998	12/1/2016	3,714,623	1,661,831	6,224,989	7,886,820	11,281	1,661,831	6,236,270	7,898,101	(652,721)	7,245,380
L-3 Communications	San Diego, CA	100%	1984	12/23/2016	5,380,085	2,504,578	8,918,971	11,423,549	350,948	2,504,578	9,269,919	11,774,497	(787,194)	10,987,303
Sutter Health	Rancho Cordova, CA	100%	2009	3/15/2017	14,419,666	2,172,442	24,954,448	27,126,890	—	2,172,442	24,954,448	27,126,890	(2,076,277)	25,050,613
Walgreens	Santa Maria, CA	100%	2001	6/29/2017	—	924,368	4,191,137	5,115,505	—	924,368	4,191,137	5,115,505	(198,395)	4,917,110
					$62,593,028	$29,896,957	$109,005,928	$138,902,885	$1,243,215	$29,691,681	$110,454,420	$140,146,101	$(15,070,564)	$125,075,537
(1)	Building and improvements include tenant origination and absorption costs.
(2)	Foreclosed and sold on March 13, 2019.
(3)	The Company owns an undivided 70.14% interest through a tenancy in common agreement that was entered into in March 2016. On February 8, 2019, the owner of the remaining 29.86% interest gave notice of exercise to require the Company to repurchase the 29.86% interest in the property. On February 21, 2019, the Company and the owner of the 29.86% interest entered into a purchase and sale agreement whereby the Company will acquire the 29.86% interest in the property for $1,000,000 by no later than May 9, 2019.

Notes:

•	The aggregate cost of real estate for federal income tax purposes was approximately $136,000,000 (unaudited) as of December 31, 2018.
•	Real estate investments (excluding land) are depreciated over their estimated useful lives. Their useful lives are generally 15-52 years for buildings, 5-21 years for site/building improvements, the shorter of 15 years or remaining contractual lease term for tenant improvements and the remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles.

Appendix II-28

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Schedule III
Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2018 and 2017

The following table summarizes the Company’s real estate and accumulated depreciation and amortization for the years ended December 31:

	2018	2017
Real estate investments:
Balance at beginning of year	$140,453,591	$109,260,489
Acquisitions	—	32,291,338
Improvements to real estate	554,700	1,501,764
Reserve	(862,190)	—
Dispositions	—	(2,600,000)
Balance at end of year	$140,146,101	$140,453,591

Accumulated depreciation and amortization:
Balance at beginning of year	$(9,286,921)	$(3,797,990)
Depreciation and amortization expense	(5,783,643)	(5,645,451)
Dispositions	—	156,520
Balance at end of year	$(15,070,564)	$(9,286,921)

Appendix II-29

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2019	December 31, 2018
Assets
Real estate investments:
Land	$29,247,323	$29,691,680
Buildings and improvements	96,196,593	97,752,787
Tenant origination and absorption costs	12,033,433	12,701,634
Total investments in real estate property	137,477,349	140,146,101
Accumulated depreciation and amortization	(16,832,718)	(15,070,564)
Total investments in real estate property, net	120,644,631	125,075,537
Cash and cash equivalents	3,081,847	2,914,005
Restricted cash	177,087	462,140
Tenant receivables	1,711,239	1,707,835
Above-market lease intangibles, net	764,202	781,862
Interest rate swap derivative assets	74,519	404,267
Other assets	97,757	176,511
Total assets	$126,551,282	$131,522,157

Liabilities and Shareholders’ Equity
Mortgage notes payable, net	$62,033,836	$61,446,068
Accounts payable, accrued and other liabilities	1,431,446	1,419,222
Sales deposit liability (Note 5)	—	1,000,000
Share repurchases payable	—	880,404
Below-market lease intangibles, net	2,675,761	3,105,843
Due to affiliates (Note 9)	50,000	59,992
Interest rate swap derivative liabilities	54,418	—
Total liabilities	66,245,461	67,911,529

Commitments and contingencies (Note 10)

Redeemable common stock	—	163,572

Shareholders’ Equity
Common stock, par value $0.01 per share, 10,000,000 shares authorized, 8,337,161 and 8,390,776 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	83,372	83,908
Additional paid-in-capital	83,361,265	82,890,895
Cumulative distributions and net losses	(23,138,816)	(19,527,747)
Total shareholders’ equity	60,305,821	63,447,056
Total liabilities and shareholders’ equity	$126,551,282	$131,522,157

See accompanying notes to condensed consolidated financial statements.

Appendix II-30

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Rental income	$3,277,710	$3,365,163	$6,566,354	$6,596,381

Expenses:
Fees to affiliates (Note 9)	307,445	299,945	599,224	585,480
General and administrative	229,598	266,896	600,817	530,260
Depreciation and amortization	1,444,354	1,409,093	2,886,414	2,857,337
Interest expense (Notes 7 and 8)	982,223	631,838	1,845,396	1,116,711
Property expenses	637,986	640,042	1,203,851	1,271,180
Impairment of real estate investment property (Note 4)	—	862,190	—	862,190
Total expenses	3,601,606	4,110,004	7,135,702	7,223,158

Other income:
Gain on disposal of real estate investment (Note 6)	—	—	113,773	—

Net loss	$(323,896)	$(744,841)	$(455,575)	$(626,777)

Net loss per share, basic and diluted	$(0.04)	$(0.09)	$(0.05)	$(0.07)

Weighted-average number of common shares outstanding, basic and diluted	8,349,614	8,412,457	8,383,124	8,410,840

Dividends declared per common share	$0.1875	$0.1875	$0.3750	$0.3750

See accompanying notes to condensed consolidated financial statements.

Appendix II-31

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Condensed Consolidated Statements of Shareholders’ Equity
Three Months Ended June 30, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-in- Capital	Cumulative Distributions and Net Losses	Total Shareholders’ Equity
	Shares	Amounts
Balance, March 31, 2019	8,407,283	$84,073	$83,283,063	$(21,232,414)	$62,134,722
Stock compensation expense	7,332	73	77,427	—	77,500
Reclassifications from redeemable common stock	—	—	818,699	—	818,699
Repurchase of common stock	(77,454)	(774)	(817,924)	—	(818,698)
Dividends declared	—	—	—	(1,582,506)	(1,582,506)
Net loss	—	—	—	(323,896)	(323,896)
Balance, June 30, 2019	8,337,161	$83,372	$83,361,265	$(23,138,816)	$60,305,821
	Common Stock		Additional Paid-in- Capital	Cumulative Distributions and Net Losses	Total Shareholders’ Equity
	Shares	Amounts
Balance, March 31, 2018	8,409,920	$84,007	$82,306,460	$(13,796,354)	$68,594,113
Issuance of common stock	91,157	978	1,039,388	—	1,040,366
Stock compensation expense	4,049	66	45,862	—	45,928
Reclassifications from redeemable common stock	—	—	298,234	—	298,234
Repurchase of common stock	(109,887)	(1,099)	(1,170,306)	—	(1,171,405)
Dividends declared	—	—	—	(1,574,921)	(1,574,921)
Net loss	—	—	—	(744,841)	(744,841)
Balance, June 30, 2018	8,395,239	$83,952	$82,519,638	$(16,116,116)	$66,487,474

See accompanying notes to condensed consolidated financial statements.

Appendix II-32

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Condensed Consolidated Statements of Shareholders’ Equity
Six Months Ended June 30, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-in- Capital	Cumulative Distributions and Net Losses	Total Shareholders’ Equity
	Shares	Amounts
Balance, December 31, 2018	8,390,776	$83,908	$82,890,895	$(19,527,747)	$63,447,056
Issuance of common stock	99,097	991	1,046,469	—	1,047,460
Stock compensation expense	7,332	73	77,427	—	77,500
Reclassifications from redeemable common stock	—	—	1,043,976	—	1,043,976
Repurchase of common stock	(160,044)	(1,600)	(1,697,502)	—	(1,699,102)
Dividends declared	—	—	—	(3,155,494)	(3,155,494)
Net loss	—	—	—	(455,575)	(455,575)
Balance, June 30, 2019	8,337,161	$83,372	$83,361,265	$(23,138,816)	$60,305,821
	Common Stock		Additional Paid-in- Capital	Cumulative Distributions and Net Losses	Total Shareholders’ Equity
	Shares	Amounts
Balance, December 31, 2017	8,358,254	$83,583	$82,350,273	$(12,347,486)	$70,086,370
Issuance of common stock	199,983	1,999	2,126,626	—	2,128,625
Stock compensation expense	8,100	81	86,265	—	86,346
Reclassifications to redeemable common stock	—	—	(261,726)	—	(261,726)
Repurchase of common stock	(171,098)	(1,711)	(1,781,800)	—	(1,783,511)
Dividends declared	—	—	—	(3,141,853)	(3,141,853)
Net loss	—	—	—	(626,777)	(626,777)
Balance, June 30, 2018	8,395,239	$83,952	$82,519,638	$(16,116,116)	$66,487,474

See accompanying notes to condensed consolidated financial statements.

Appendix II-33

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30, 2019	June 30, 2018
Cash Flows from Operating Activities:
Net loss	$(455,575)	$(626,777)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,886,414	2,857,337
Provision for doubtful accounts	—	51,940
Stock compensation expense	117,500	86,346
Amortization of deferred rents	(81,179)	(183,044)
Amortization of deferred financing costs	190,134	172,896
Amortization of above-market leases	17,660	17,660
Amortization of below-market leases	(430,082)	(430,082)
Impairment of real estate investment, net	—	862,190
Gain on disposal of real estate investment	(113,773)	—
Unrealized loss (gain) on interest rate swap valuation	384,166	(317,371)
Changes in operating assets and liabilities:
Decrease in tenant receivables	68,715	13
Decrease (increase) in other assets	78,754	(12,905)
Increase (decrease) in accounts payable, accrued and other liabilities	78,943	(96,364)
(Decrease) increase in due to affiliates	(9,992)	92,002
Net cash provided by operating activities	2,731,685	2,473,841

Cash Flows from Investing Activities:
Additions to existing real estate investments	(297,293)	(423,631)
Repayment of refundable sales deposit (Note 5)	(1,000,000)	—
Net cash used in investing activities	(1,297,293)	(423,631)

Cash Flows from Financing Activities:
Proceeds from mortgage note payable	3,000,000	—
Repayments of mortgage notes payable	(619,603)	(611,231)
Payment of deferred financing costs to third parties	(124,864)	—
Payment of offering costs to affiliates	—	(63,765)
Repurchase of common stock	(1,699,102)	(1,783,511)
Dividends paid to common shareholders	(2,108,034)	(1,013,228)
Net cash used in financing activities	(1,551,603)	(3,471,735)

Net decrease in cash, cash equivalents and restricted cash	(117,211)	(1,421,525)

Cash, cash equivalents and restricted cash, beginning of period	3,376,145	6,027,807
Cash, cash equivalents and restricted cash, end of period	$3,258,934	$4,606,282

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$1,432,501	$1,277,569

Supplemental Schedule of Noncash Investing and Financing Activities:
Reclassifications from (to) redeemable common stock	$1,043,976	$(261,726)
(Decrease) increase in share redemptions payable	$(1,043,976)	$794,314
Reinvested dividends from common shareholders	$1,047,460	$2,128,625

See accompanying notes to condensed consolidated financial statements.

Appendix II-34

RICH UNCLES REAL ESTATE INVESTMENT TRUST I
Notes to Condensed Consolidated Financial Statements
(Unaudited)

NOTE 1.	BUSINESS AND ORGANIZATION

Rich Uncles Real Estate Investment Trust I (the “Company”) was formed on March 7, 2012. The Company is an unincorporated real estate investment trust (“REIT”) under the laws of the State of California. The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the year ended December 31, 2014.

The Company was formed primarily to invest in single-tenant income-producing properties located in California and that are leased to creditworthy tenants under long-term net leases, however, the Company may invest up to 20% of the net proceeds of its offering in properties located outside of California. The Company’s goal is to generate current income for investors and long-term capital appreciation in the value of its properties.

The Company holds its investments directly and/or through special purpose wholly-owned limited liability companies or other subsidiaries. As of December 31, 2018, the Company held a 70.14% interest in one property subject to a tenancy-in-common agreement. On May 9, 2019, the Company purchased the remaining 29.86% interest in this property, resulting in full 100% ownership as further described in Note 5.

The Company is externally managed by its advisor and sponsor, BrixInvest, LLC (f/k/a Rich Uncles, LLC) (“BrixInvest” or the “Advisor”) whose members include Aaron S. Halfacre, the Company’s Chief Executive Officer and President, and Ray Wirta, the Company’s Chairman of the Board of Trust Managers (the “Board”). The Advisor is a Delaware limited liability company registered to do business in California. The Company has entered into an agreement (the “Advisory Agreement”) with the Advisor.

The current term of the Advisory Agreement is scheduled to expire on May 10, 2020. The Advisory Agreement may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Company and the Advisor. The Advisory Agreement is terminable by a majority of the Company’s independent trust managers or the Advisor on 60 days’ written notice with or without cause. Upon termination of the Advisory Agreement, the Advisor may be entitled to a termination fee. The Advisor also serves, directly or through an affiliate, as the advisor and sponsor for affiliated companies RW Holdings NNN REIT, Inc. (“NNN REIT”) and BRIX REIT, Inc.

On January 11, 2019, the Company’s board of trust managers approved and established an estimated net asset value (“NAV”) per share of the Company’s common stock of $10.57 (unaudited). Effective January 14, 2019, the purchase price per share of the Company’s common stock in the Company’s dividend reinvestment plan and share repurchase plan changed from $10.66 (unaudited) to $10.57 (unaudited).

Potential Sale or Merger Transaction

In January 2019, the Company commenced a review of strategic alternatives which includes marketing its entire 20-property real estate portfolio for disposition by sale, merger or other transaction structure, subject to the approval of the Company’s shareholders. Numerous potential acquirors participated in a public multi-round process that resulted in a short list of bidders, including NNN REIT, that submitted acquisition bids to a special committee of the Company’s independent trust managers (the “special committee”) for review. Following a review of all bids, on June 21, 2019, the Company announced that it is engaged in an exclusive due diligence process with NNN REIT. Both parties and their advisors are continuing to evaluate a potential transaction and, although neither party has set a definitive timetable for completion of their respective due diligence, the Company currently expects that the due diligence process will be completed during the third quarter of 2019.

If the parties are able to agree on price and other terms for a transaction, then the Company would be in a position to announce and present a fully negotiated and approved sale or merger transaction for shareholder approval. If shareholder approval is obtained and other conditions to the transaction are satisfied, then the sale or merger transaction would proceed in accordance with its negotiated terms. While the Company remains optimistic at this stage of the process, there can be no assurance that a sale or merger transaction will occur at any time if at all, or that any such transaction would conclude during 2019.

The Company has also suspended the redemptions of common stock under its share repurchase program during the strategic alternatives review process and suspended its dividend reinvestment plan in April 2019. All

Appendix II-35

subsequent dividend payments have been or will be paid in cash. The suspension of the dividend reinvestment plan will remain in place until such time that a determination can be made by the Board pertaining to the ultimate resolution of the strategic alternatives process currently underway.

The amount of future distributions, and the declaration and payment thereof, and whether or not to reinstate the dividend reinvestment plan will be determined by the Board based on the Company’s financial condition and such other factors as the Board deems relevant. The Company’s operating performance and the timing and amount of future distributions is subject to risks and uncertainties as described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

The Company does not intend to discuss or disclose further developments during the strategic alternatives review process unless and until the special committee and the Board approve a specific transaction, determine to discontinue the strategic alternatives review process or otherwise determine that further disclosure is appropriate.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial statements and the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed consolidated financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2018 audited consolidated financial statements included in the Company’s Form 10-K filed with the SEC on March 27, 2019.

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. All significant intercompany balances and transactions are eliminated in consolidation. The December 31, 2018 condensed consolidated balance sheet included herein was derived from the audited consolidated financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.

Use of Estimates

The preparation of the condensed consolidated financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Fair Value Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Appendix II-36

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, tenant receivables, other assets, accounts payable, accrued and other liabilities, sales deposit liability, share repurchase payable and due to affiliates: These balances approximate their fair values due to the short nature of these items.

Derivative Instruments: The Company’s derivative instruments are presented at fair value in the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Mortgage Notes Payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Restricted Cash

Restricted cash is comprised of funds which are restricted for tenant improvements and property tax impounds.

Other Comprehensive Income (Loss)

For all periods presented, other comprehensive income (loss) is the same as net income (loss).

Reclassifications

Certain prior period revenue account balances in the unaudited condensed consolidated statement of operations have been reclassified to conform with the current period presentation. The reclassifications had no impact on net income.

Per Share Data

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share of common stock equals basic earnings (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and six months ended June 30, 2019 and 2018.

Impairment of Investment in Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, management assesses whether the

Appendix II-37

carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.

The following are the Company’s updated significant accounting policies that have been affected by the adoption of Topic 842 as discussed below in New Accounting Standards Issued and Adopted:

Revenue Recognition

The Company recognizes rental income, tenant reimbursements and other lease-related revenue when all of the following criteria are met: (i) the agreement has been fully executed and delivered, (ii) services have been rendered, (iii) the amount is fixed or determinable and (iv) payment has been received or the collectability of the amount due is probable. Lease termination fees are amortized over the remaining lease term, if applicable. If there is no remaining lease term, they are recognized when received and realized. Minimum annual rental revenues are recognized in rental income on a straight-line basis over the non-cancellable term of the related lease.

The recognition of rental income commences when the tenant takes possession or controls the physical use of the leased property. In order for the tenant to take possession, the leased property must be substantially complete and ready for its intended use. In order to determine whether the leased property is substantially complete and ready for its intended use, the Company begins by determining whether the Company or the tenant owns the tenant improvements, if the lease agreement provides for tenant improvements.

Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

When the Company concludes that it is the owner of tenant improvements, rental income recognition begins when the tenant takes possession of the completed property, which is generally when Company-owned tenant improvements are substantially complete. In addition, when the Company concludes that it is the owner of tenant improvements, the Company records the costs to construct the tenant improvements, including costs paid for or reimbursed by the tenants, as a capital asset. For these tenant improvements, the Company records the amount funded by or reimbursed by the tenants as deferred revenue, which is amortized on a straight-line basis as additional rental income over the term of the related lease.

When the Company concludes that the tenant is the owner of tenant improvements, rental income recognition begins when the tenant takes possession or controls the physical use of the leased property. Any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. In addition, when the Company concludes that the tenant is the owner of tenant improvements for accounting purposes, the Company records its contribution towards such improvements as a lease incentive, which is included in deferred leasing costs and acquisition-related intangible assets, net in the unaudited condensed consolidated balance sheets and amortized as a reduction to rental income on a straight-line basis over the term of the related lease.

Tenant Reimbursements

Tenant reimbursements, consisting of amounts due from tenants for common area maintenance, property taxes and other recoverable costs, are recognized in rental income in the period the recoverable costs are incurred. Tenant reimbursements are recorded on a gross basis when the Company pays the associated costs directly to third-party vendors and is reimbursed subsequently by the tenants.

Appendix II-38

Allowances for Tenant and Deferred Rent Receivables

The Company carries its tenant and deferred rent receivables net of allowances for amounts that may not be collected. Prior to the Company’s adoption of Topic 842 on January 1, 2019, the allowances are increased or decreased through provision for bad debts in the Company’s unaudited condensed consolidated statement of operations. Upon the adoption of Topic 842 on January 1, 2019, the determination of the adequacy of the Company’s allowances for tenant and deferred rent receivables includes a binary assessment of whether the amounts due under a tenant’s lease agreement are probable of collection.

For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any current and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

For tenant and deferred rent receivables deemed probable of collection, the Company may also record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s consolidated statements of operations. Based on the Company’s evaluation as of June 30, 2019 and December 31, 2018, the Company determined that its tenant and deferred rent receivables are probable of collection.

Recent Accounting Pronouncements

New Accounting Standards Issued and Adopted

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) ASU No. 2016-02 “Leases (Topic 842)” and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02, on a modified retrospective basis (collectively “Topic 842”). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Company currently does not have any exposure to Topic 842 from the perspective of a lessee as the operating lease is borne by the Sponsor. The Company’s exposure to Topic 842 is primarily as a lessor. The Company has elected to apply the applicable practical expedients provided by Topic 842.

Lessor Accounting

As a lessor, the Company’s leases with tenants generally provide for the lease of real estate properties, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in Topic 606. However, upon adopting the guidance in Topic 842, the Company determined that its tenant leases met the criteria to apply the practical expedient provided by ASU 2018-11 to recognize the lease and non-lease components together as one single component. This conclusion was based on the consideration that 1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and 2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of properties is the predominant component of the Company’s leasing arrangements, the Company accounted for all lease and nonlease components as one-single component under Topic 842. As a result, the adoption of Topic 842 did not have any impact on the Company’s timing or pattern of recognition of rental revenues as compared to previous guidance. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU 2018-11 have been combined under rental income subsequent to the adoption of Topic 842 for the three and six months ended June 30, 2019 in the Company’s unaudited condensed consolidated statements of operations. The Company also made conforming reclassifications for the prior year’s tenant reimbursements. For the three month periods ended June 30, 2019 and 2018, tenant reimbursements included in rental income amounted to $548,246

Appendix II-39

and $626,198, respectively, and for the six month periods ended June 30, 2019 and 2018, tenant reimbursements included in rental income amounted to $1,100,354 and $1,114,856, respectively.

Prior to the adoption of Topic 842, lessor costs for certain services directly reimbursed by tenants have already been presented by the Company on a gross basis in revenues and expenses.

Leasing Costs

Upon adoption of Topic 842, the Company elected to apply the package of practical expedients provided and did not reassess the following as of January 1, 2019: 1) whether any expired or existing contracts are leases or contain leases; 2) the lease classification for any expired or existing leases; and 3) initial direct costs for any existing leases. Under Topic 842, initial direct costs for both lessees and lessors would include only those costs that are incremental to the arrangement and would not have been incurred if the lease had not been obtained. As a result, beginning January 1, 2019, the Company will no longer capitalize internal leasing costs and third-party legal leasing costs and will instead expense these costs as incurred. These expenses will be included in legal leasing costs under general and administrative expenses in the unaudited condensed consolidated statements of operations. During the three and six months ended June 30, 2019, the Company did not incur any indirect leasing costs which would have been capitalized prior to the adoption of Topic 842. The election of the package of practical expedients described above permits us to continue to account for our leases that commenced before January 1, 2019 under the previously existing lease accounting guidance for the remainder of their lease terms, and to apply the new lease accounting guidance to leases commencing or modified after January 1, 2019.

Allowances for Tenant and Deferred Rent Receivables

Upon the adoption of Topic 842 on January 1, 2019, the Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s unaudited condensed consolidated statements of operations.

New Accounting Standards Recently Issued and Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective

Appendix II-40

date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

NOTE 3.	CONDENSED CONSOLIDATED BALANCE SHEETS DETAILS

Tenant Receivables

Tenant receivables, net consisted of the following:

	June 30, 2019	December 31, 2018
Straight-line rent	$1,471,395	$1,399,276
Tenant rent	73,505	200,301
Unbilled tenant reimbursements	166,339	108,258
Total	$1,711,239	$1,707,835

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities were comprised of the following:

	June 30, 2019	December 31, 2018
Accounts payable	$239,452	$52,057
Accrued expenses	174,591	184,441
Accrued interest payable	220,713	288,437
Unearned rent	526,584	624,181
Tenant security deposits	270,106	270,106
Total	$1,431,446	$1,419,222
NOTE 4.	REAL ESTATE INVESTMENTS

The following table provides summary information regarding the Company’s 20 real estate investments as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Building and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Real Estate Investments, Net
Chevron Gas Station	San Jose, CA	5/29/2015	Retail	$2,775,000	$—	$(159,896)	$2,615,104
Levins	Sacramento, CA	8/19/2015	Industrial	3,750,000	2,500	(825,489)	2,927,011
Chevron Gas Station (Note 5)	Roseville, CA	9/30/2015	Retail	2,800,000	—	(362,352)	2,437,648
Island Pacific Supermarket	Elk Grove, CA	10/1/2015	Retail	3,151,461	568,539	(599,264)	3,120,736
Dollar General	Bakersfield, CA	11/11/2015	Retail	4,632,567	689,020	(696,143)	4,625,444
Rite Aid	Lake Elsinore, CA	12/7/2015	Retail	6,663,446	968,285	(844,948)	6,786,783
PMI Preclinical	San Carlos, CA	12/9/2015	Industrial	8,920,000	—	(728,176)	8,191,824
EcoThrift	Sacramento, CA	3/17/2016	Retail	4,496,993	541,729	(797,261)	4,241,461
GSA (MSHA)	Vacaville, CA	4/5/2016	Office	2,998,232	456,645	(459,931)	2,994,946
PreK San Antonio	San Antonio, TX	4/8/2016	Retail	11,851,540	1,593,451	(2,929,577)	10,515,414
Dollar Tree	Morrow, GA	4/22/2016	Retail	1,312,491	206,844	(299,099)	1,220,236
Dinan Cars	Morgan Hill, CA	6/21/2016	Industrial	4,651,845	654,155	(1,156,530)	4,149,470
Solar Turbines	San Diego, CA	7/21/2016	Office	5,738,978	389,718	(577,805)	5,550,891
Amec Foster	San Diego, CA	7/21/2016	Industrial	7,010,799	485,533	(726,276)	6,770,056
ITW Rippey	El Dorado, CA	8/18/2016	Industrial	6,299,982	407,316	(851,501)	5,855,797
Dollar General Big Spring	Big Spring, TX	11/4/2016	Retail	1,161,647	112,958	(79,732)	1,194,873
Gap	Rocklin, CA	12/1/2016	Office	7,220,909	677,192	(812,808)	7,085,293
L-3 Communications	San Diego, CA	12/23/2016	Industrial	11,084,072	961,107	(1,007,488)	11,037,691
Sutter Health	Rancho Cordova, CA	3/15/2017	Office	24,256,632	2,870,258	(2,655,703)	24,471,187
Walgreens	Santa Maria, CA	6/29/2017	Retail	4,667,322	448,183	(262,739)	4,852,766
				$125,443,916	$12,033,433	$(16,832,718)	$120,644,631

Appendix II-41

Current Year Acquisitions or Dispositions

There were no property acquisitions during the six months ended June 30, 2019 and 2018. See Note 5 regarding an increase in Chevron Gas Station in Roseville, CA ownership from 70.14% to 100%. See Note 6 regarding the March 13, 2019 foreclosure sale of a property previously held in Antioch, California.

Operating Leases

The Company’s real estate properties are primarily leased to tenants under triple-net or double-net leases for which terms and expirations vary. The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies or lease guarantors) that are rated by national recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or that are required to be provided pursuant to the lease; (3) monitoring new reports and press releases regarding the tenants (or their parent companies or lease guarantors), and their underlying business and industry; and (4) monitoring the timeliness of rent collections.

As of June 30, 2019, the aggregate future minimum contractual rental income due under the Company’s non-cancelable operating leases, excluding any renewal periods, are as follows:

July through December 2019	$5,107,968
2020	10,171,905
2021	9,183,103
2022	7,637,420
2023	5,865,531
2024	5,350,757
Thereafter	22,431,468
$65,748,152

Revenue Concentration

The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30, 2019		Three Months Ended June 30, 2018
Property and Location	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Sutter Health, Rancho Cordova, CA	$661,605	20.2%	$717,183	21.3%
PreK San Antonio, San Antonio, TX	$409,216	12.5%	$453,426	13.5%
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
Property and Location	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
Sutter Health, Rancho Cordova, CA	$1,324,028	20.2%	$1,375,645	20.9%
PreK San Antonio, San Antonio, TX	$819,312	12.5%	$856,101	13.0%

Asset Concentration

The Company’s portfolio’s asset concentration (greater than 10% of total assets) as of June 30, 2019 and December 31, 2018 were as follows:

	June 30, 2019		December 31, 2018
Property and Location	Net Carrying Value	Percentage of Total Assets	Net Carrying Value	Percentage of Total Assets
Sutter Health, Rancho Cordova, CA	$24,471,187	19.3%	$25,050,613	19.0%

Appendix II-42

Intangibles

As of June 30, 2019, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles
Cost	$12,033,433	$872,408	$(5,296,683)
Accumulated amortization	(4,570,315)	(108,206)	2,620,922
Net amount	$7,463,118	$764,202	$(2,675,761)

Amortization of intangible assets over the next five years is expected to be as follows:

	Tenant Origination and Absorption Costs	Above- Market Lease Intangibles	Below- Market Lease Intangibles
July through December 2019	$781,658	$17,660	$(430,082)
2020	1,563,082	35,320	(860,165)
2021	1,563,082	35,320	(667,541)
2022	832,144	35,320	(201,982)
2023	687,592	35,320	(113,651)
2024	479,057	35,320	(113,651)
Thereafter	1,556,503	569,942	(288,689)
Total	$7,463,118	$764,202	$(2,675,761)

Weighted average remaining amortization period	8.2 years	12.8 years	4.4 years
NOTE 5.	SALE AND REPURCHASE OF INTEREST IN REAL ESTATE INVESTMENT PROPERTY

In March 2016, the Company entered into a tenancy-in-common agreement and sold an undivided 29.86% interest in the Chevron Gas Station located in Roseville, CA for $1,000,000. The purchaser had the right to require the Company to repurchase their interest in the property during the period from March 1, 2018 through March 1, 2019 for the same amount as the sale. Therefore, the sale did not qualify for sales recognition under ASC 360 for financial reporting purposes and the transaction was accounted for as a financing transaction. The proceeds received from the purchaser were recorded as a sales deposit liability and the payments to the purchaser for their share of the property’s operations were recorded as interest expense.

Following the purchaser’s notice of exercise of the put option in the tenancy-in-common agreement on February 21, 2019, the Company and the owner of the 29.86% tenant-in-common interest in the property entered into a purchase and sale agreement whereby the Company agreed to acquire the 29.86% tenant-in-common interest in the property for $1,000,000 no later than May 9, 2019. The transaction was completed on May 9, 2019 and the Company now owns 100% of this Roseville, CA property.

The sales deposit liability of $1,000,000 was presented on the December 31, 2018 condensed consolidated balance sheet. The interest expense recorded as a result of this transaction was $4,584 and $13,751 and for the three months ended June 30, 2019 and 2018, respectively, and $18,334 and $27,501 for the six months ended June 30, 2019 and 2018, respectively (see Note 7).

NOTE 6.	DISPOSAL OF REAL ESTATE INVESTMENT PROPERTY

The Company’s Antioch, California property which was previously leased primarily by Chase Bank until December 31, 2017, was relinquished in a foreclosure sale on March 13, 2019. As of the foreclosure date, the Antioch, California property had a net book value of $1,850,845 and a related mortgage loan balance of $1,964,618, including accrued interest and expected costs of foreclosure proceedings. During the first quarter of 2019, the Company recorded the difference of $113,773 between the net book value of the property foreclosed and the net carrying value of the mortgage loan as gain on disposal of real estate investment in other income in the Company’s condensed consolidated statement of operations.

Appendix II-43

The Company had previously determined that due to the decline in expected rental rates and difficulties re-leasing the 5,660 square feet of space at the Antioch, California property, it was necessary to record an impairment charge of $862,190 for the six months ended June 30, 2018. The impairment charge was less than 1% of the Company’s total investments in real estate property, based on the estimated fair value of the real estate, which approximated the then outstanding balance of the existing mortgage loan. Having not reached any agreement with the lender when the August 2018 mortgage payment came due, the Company’s special purpose subsidiary defaulted on the mortgage loan. The book value of the Antioch property after the impairment charge was less than 2.0% of the Company’s total investments in real estate property.

The loan in default was non-recourse to the Company (except for property taxes, insurance and the lender’s legal fees and other costs incurred prior to the date of foreclosure) and, while eight of the Company’s other special purpose property owner subsidiaries have mortgage loans with this lender, none of those loans are cross-collateralized with the Antioch property loan and the Company’s special purpose subsidiary’s default on that loan did not cross-default any of these other loans. The Company continued to accrue default interest and penalties, as well as property taxes, insurance and the lender’s legal fees and costs through the foreclosure process.

NOTE 7.	DEBT

Mortgage Notes Payable

As of June 30, 2019 and December 31, 2018, the Company’s mortgage notes payable consisted of the following:

Collateral	2019 Principal Amount	2018 Principal Amount	Contractual Interest Rate(1)	Effective Interest Rate(1)	Loan Maturity
Chase Bank and Great Clips	$—	$1,866,364	4.37%	4.37%	2/5/2019
Levins	2,102,856	2,125,703	One-month LIBOR + 1.93%	3.74%	1/5/2021
Island Pacific Supermarket	1,912,197	1,932,973	One-month LIBOR + 1.93%	3.74%	1/5/2021
Dollar General Bakersfield	2,351,341	2,378,106	One-month LIBOR + 1.48%	3.38%	3/5/2021
Rite Aid	3,702,311	3,744,915	One-month LIBOR + 1.50%	3.25%	5/5/2021
PMI Preclinical	4,166,461	4,213,887	One-month LIBOR + 1.48%	3.38%	3/5/2021
EcoThrift	2,671,368	2,703,239	One-month LIBOR + 1.21%	2.96%	7/5/2021
GSA (MSHA)	1,817,995	1,839,454	One-month LIBOR + 1.25%	3.00%	8/5/2021
PreK San Antonio	5,189,958	5,239,125	4.25%	4.25%	12/1/2021
Dinan Cars	2,738,007	2,764,937	One-month LIBOR + 2.27%	4.02%	1/5/2022
Solar Turbines, Amec Foster, ITW Rippey	9,541,914	9,648,214	3.35%	3.35%	11/1/2026
Dollar General Big Spring	616,434	621,737	4.69%	4.69%	3/13/2022
Gap	3,679,278	3,714,623	4.15%	4.15%	8/1/2023
L-3 Communications	5,332,692	5,380,085	4.50%	4.50%	4/1/2022
Sutter Health	14,284,249	14,419,666	4.50%	4.50%	3/9/2024
Walgreens	3,000,000	—	One-month LIBOR + 5.00%	7.50%	5/6/2020
Total mortgage notes payable	63,107,061	62,593,028
Less unamortized deferred financing costs	(1,073,225)	(1,146,960)
Mortgage notes payable, net	$62,033,836	$61,446,068
(1)	Contractual interest rate represents the interest rate in effect under the mortgage notes payable as of June 30, 2019. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2019 (consisting of the contractual interest rate and the effect of the interest rate swap, if applicable) (see Note 8).

The Company’s independent trust managers and the board of trust managers have set the Company’s maximum leverage ratio at 50%. Factors considered in setting the leverage ratio include the moderate level of 50% leverage, current economic and market conditions, the relative cost of debt and equity capital, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. As of June 30, 2019, the Company’s leverage ratio was approximately 46%.

The mortgage notes payable provide for monthly payments of principal and interest and have balloon payments that are due at loan maturity. Pursuant to the terms of the mortgage notes payable agreements, the Company is subject to certain financial loan covenants. The Company is in compliance with all terms and conditions of the mortgage loan agreements.

Appendix II-44

As discussed in Note 6, the Company relinquished the Chase Bank/Great Clips property in Antioch, California in a foreclosure sale on March 13, 2019 which discharged the related mortgage note payable including accrued interest. As of the foreclosure date, the Antioch, California property had a net book value of $1,850,845 and a related mortgage loan balance of $1,964,618, including accrued interest and expected costs of foreclosure proceedings. During the first quarter of 2019, the Company recorded the difference of $113,773 between the net book value of the property foreclosed and the net carrying value of the mortgage loan as gain on disposal of real estate investment in other income in the Company’s unaudited condensed consolidated statement of operations.

The following were the face value, carrying amount and fair value of the Company’s mortgage notes payable (Level 3 measurement):

June 30, 2019			December 31, 2018
Face value	Carrying value	Fair value	Face Value	Carrying Value	Fair Value
$63,107,061	$62,033,836	$63,441,343	$62,593,028	$61,446,068	$61,283,165

Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of June 30, 2019 and December 31, 2018 and require a significant amount of judgment. Low levels of transaction volume for certain financial instruments have made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

The following summarizes the future principal payments on the Company’s mortgage notes payable as of June 30, 2019:

July through December 2019	$617,576
2020	4,286,309
2021	23,878,879
2022	8,888,949
2023	3,966,951
2024	13,215,194
Thereafter	8,253,203
Total principal	63,107,061
Less deferred financing costs, net	(1,073,225)
Net principal	$62,033,836

Interest Expense

The following is a reconciliation of the components of interest expense for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Mortgage notes payable:
Interest expense incurred	$678,386	$635,788	$1,346,444	$1,249,568
Amortization of deferred financing costs	104,483	86,448	190,134	172,896
Loss (gain) on interest rate swaps(1)	194,770	(104,149)	290,484	(333,254)
Sales deposit liability:
Interest expense (see Note 5)	4,584	13,751	18,334	27,501
Total interest expense	$982,223	$631,838	$1,845,396	$1,116,711
(1)	Includes unrealized loss (gain) on interest rate swaps of $240,719 and $(87,154) for the three months ended June 30, 2019 and 2018, respectively, and $384,166 and $(317,370) for the six months ended June 30, 2019 and 2018, respectively (see Note 8).
(2)	Accrued interest receivable of $12,626 and $12,432 at June 30, 2019 and December 31, 2018, respectively, represents the unsettled portion of the interest rate swaps for the period from the most recent settlement date through respective balance sheet dates.

Appendix II-45

NOTE 8.	INTEREST RATE SWAP DERIVATIVES

The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into derivatives for speculative purposes.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate mortgage notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero.

The notional amount of the Company’s interest rate swap derivative instruments is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks. The following table summarizes the notional amount and other information related to the Company’s interest rate swap derivative instruments as of June 30, 2019 and December 31, 2018:

	June 30, 2019					December 31, 2018
Derivative Instruments	Number of Instruments	Notional Amount(1)	Reference Rate	Weighted Average Fixed pay rate	Weighted Average Remaining Term	Number of Instruments	Notional Amount(1)	Reference Rate	Weighted Average Fixed pay rate	Weighted Average Remaining Term
Interest Rate Swap Derivatives	8	$21,462,536	One-month LIBOR/Fixed at 1.21%- 2.28%	3.42%	1.9 years	8	$21,703,214	One-month LIBOR/Fixed at 1.21%- 2.28%	3.42%	2.4 years
(1)	The notional amount of the Company’s swaps decreases each month to correspond to the outstanding principal balance on the related mortgage. The maximum notional amount is shown above. The minimum notional amount (outstanding principal balance at the maturity date) is $20,546,330 as of June 30, 2019.

The following table sets forth the fair value of the Company’s derivative instruments (Level 2 measurement), as well as their classification in the unaudited condensed consolidated balance sheets:

Derivative Instrument		June 30, 2019		December 31, 2018
	Balance Sheet Location	Number of Instruments	Fair Value	Number of Instruments	Fair Value
Interest Rate Swaps	Asset - Interest rate swap derivatives, at fair value	5	$74,519	8	$404,267
Interest Rate Swaps	Liability - Interest rate swap derivatives, at fair value	3	$(54,418)	—	$—

The change in fair value of a derivative instrument that is not designated as a cash flow hedge is recorded as interest expense in the accompanying unaudited condensed consolidated statements of operations. None of the Company’s derivatives at June 30, 2019 or December 31, 2018 were designated as hedging instruments, therefore the net unrealized loss (gain) recognized on interest rate swaps of $240,719 and $(87,154) for the three months ended June 30, 2019 and 2018, respectively, and $384,166 and $(317,370) for the six months ended June 30, 2019 and 2018, respectively, was recorded as a component of loss (gain) on interest rate swap (see Note 7).

Appendix II-46

NOTE 9.	RELATED PARTY TRANSACTIONS

The costs incurred by the Company pursuant to the Advisory Agreement for the three and six months ended June 30, 2019 and 2018, as well as the related amounts payable or receivable as of June 30, 2019 and December 31, 2018 are included in the table below. The amounts payable or receivable are presented in the unaudited condensed consolidated balance sheets as “Due to affiliates” and “Due from affiliates.”

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	June 30, 2019		Three Months Ended June 30, 2018	Six Months Ended June 30, 2018	December 31, 2018
	Incurred	Incurred	Receivable	Payable	Incurred	Incurred	Receivable	Payable
Expensed:
Asset management fees	$217,445	$419,224	$—	$20,000	$201,996	$403,965	$—	$—
Reimbursable operating expense	90,000	180,000	—	—	97,949	181,515	—	—
Fees to affiliates	307,445	599,224	—	—	299,945	585,480	—	—
Property management fees*	25,496	51,097	—	—	24,518	48,907	—	—
Trust managers and officers insurance and other reimbursements**	49,103	90,517	—	—	—	16,634	—	59,992
Reimbursable organizational and offering expenses	—	—	—	—	31,211	63,765	—	—
Capitalized:
Financing coordination fees	30,000	30,000	—	30,000	—	—	—	—
			$—	$50,000			$—	$59,992
*	Property management fees are included in “property expenses” in the accompanying unaudited condensed consolidated statements of operations.
**	Trust managers and officers insurance and other reimbursements are classified within general and administrative expenses in the unaudited condensed consolidated statements of operations.

Organizational and Offering Expenses

During the Company’s offering of its common stock which was terminated in July 2016 and for the dividend reinvestment plan which continued after the offering termination, the Company was obligated to reimburse the Advisor or its affiliates for organizational and offering expenses paid by the Advisor on behalf of the Company. The Company reimbursed the Advisor for organizational and offering expenses up to 3.0% of gross offering proceeds. As of December 31, 2018, the Advisor had incurred organizational and offering expenses of $2,796,198, which amount was less than the3.0% of the gross offering proceeds received by the Company as of December 31, 2018. Therefore, the Company has reimbursed the Advisor for all of these organization and offering expenses, representing the Company’s maximum liability.

Acquisition Fees

The Company pays the Advisor an acquisition fee in an amount equal to 2.0% of Company’s contract purchase price of its properties. The total of all acquisition fees and acquisition costs must be reasonable and not exceed 6.0% of the contract price of the properties. However, a majority of the trust managers (including a majority of the independent trust managers) not otherwise interested in an acquisition transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. The Company accrued a $20,000 acquisition fee in connection with the repurchase of the 29.86% tenant-in-common interest in the Chevron property described in Note 5. Since this acquisition is a repurchase transaction, the Company recorded the related acquisition fee as an expense and is reflected in fees to affiliates in the unaudited condensed consolidated statement of operations for the three and six months ended June 30, 2019.

Asset Management Fees

The Company pays the Advisor as compensation for the advisory services rendered, a monthly fee in an amount equal to 0.05% of the Company’s Average Invested Assets, as defined (the “Asset Management Fee”), as of the end of the preceding month. The Asset Management Fee is payable monthly on the last business day of

Appendix II-47

such month. The Asset Management Fee, which must be reasonable in the determination of the Company’s independent trust managers at least annually, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the Asset Management Fee not paid as to any fiscal year shall be deferred without interest and may be paid in such other fiscal year as the Advisor shall determine. See “Loan from a Related Party” below for a discussion of the deferral of asset management fees in April 2019.

Financing Coordination Fees

Other than with respect to any mortgage or other financing related to a property that is concurrent with its acquisition, if the Advisor or an affiliate provides a substantial amount of the services (as determined by a majority of the Company’s independent trust managers) in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to a property, then the Company will pay to the Advisor or such affiliate a financing coordination fee equal to 1.0% of the amount of such financing. As of June 30, 2019, the Company accrued a $30,000 financing fee in connection with the $3,000,000 bridge loan as described in Note 7 and recorded a corresponding deferred financing cost which is presented in the unaudited condensed consolidated balance sheet as a reduction to mortgage notes payable.

Property Management Fees

If the Advisor or any of its affiliates provides a substantial amount of the property management services (as determined by a majority of the Company’s independent trust managers) for the Company’s properties, then the Company pays the Advisor or such affiliate a property management fee equal to 1.5% of gross revenues from the properties managed. The Company also will reimburse the Advisor and any of its affiliates for property-level expenses that such person pays or incurs on behalf of the Company, including salaries, bonuses and benefits of persons employed by such person, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of such person. The Advisor or its affiliate may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. See “Loan from a Related Party” below for a discussion of the deferral of property management fees in April 2019.

Disposition Fees

For substantial assistance in connection with the sale of properties, the Company pays the Advisor or one of its affiliates 3.0% of the contract sales price, as defined, of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the Company’s Advisor or its affiliates, the disposition fees paid to its Advisor, its affiliates and unaffiliated third parties may not exceed the lesser of the competitive real estate commission or 6.0% of the contract sales price.

Leasing Commission Fees

If the Advisor or any of its affiliates provides a substantial amount of the services (as determined by a majority of the Company’s independent trust managers) in connection with the Company’s leasing of its properties to unaffiliated third parties, then the Company shall pay to the Advisor or such affiliate leasing commissions equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term; provided, however (i) if the term of the lease is less than ten years, such commission percentage will apply to the full term of the lease and (ii) any rents due under a renewal of a lease of an existing tenant upon expiration of the initial lease agreement (including any extensions provided for thereunder) shall accrue a commission of 3.0% in lieu of the aforementioned 6.0% commission.

Operating Expense Reimbursement

Total operating expenses of the Company are limited to the greater of 2% of average invested assets or 25% of net income for the four most recently completed fiscal quarters (the “2%/25% Limitation”). If the Company exceeds the 2%/25% Limitation, the Advisor must reimburse the Company the amount by which the aggregate total operating expenses exceeds the limitation, or the Company must obtain a waiver from the Company’s conflicts committee, which is comprised of its independent trust managers. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month

Appendix II-48

period before deducting depreciation, reserves for bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined by GAAP, that are in any way related to the Company’s operation including Asset Management Fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based upon increases in net asset value (“NAV”) per share; (f) acquisition fees and acquisition expenses (including expenses, relating to potential investments that the Company does not close); and (h) disposition fees on the sale of real property and other expenses connected with the acquisition, disposition and ownership of real estate interests or other property (other than disposition fees on the sale of assets other than real property), including the costs of insurance premiums, legal services, maintenance, repair and improvement of real property.

Operating expenses for the four fiscal quarters ended June 30, 2019 did not exceed the 2%/25% Limitation.

Related Party Investment in the Company

The investment in the Company by NNN REIT totaled 403,980 shares, or an approximate 4.8% ownership interest, as of June 30, 2019 and December 31, 2018.

Loan from a Related Party

On April 24, 2019, the Company obtained a $200,000 short-term loan from Mr. Wirta, the Company’s Chairman of the Board, at an annual interest rate of 10%. This loan was repaid, along with accrued interest of $768 on May 8, 2019.

NOTE 10.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company depends on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, origination, acquisition and disposition of real estate property investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event the Advisor is unable to provide the respective services, the Company would be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

Tenant Improvements

Pursuant to lease agreements, the Company has an obligation to pay for an aggregate of $102,000 and $207,000 in tenant improvements as of June 30, 2019 and December 31, 2018, respectively, for one property. At June 30, 2019 and December 31, 2018, the Company had $177,087 and $462,140, respectively, of restricted cash held by a lender to fund tenant improvements for this property.

Legal and Regulatory Matters

From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

Appendix II-49

The SEC is conducting an investigation related to, among other things, the advertising and sale of securities by REITs affiliated with the Company in connection with their stock offerings and compliance with broker-dealer regulations. The investigation is a non-public fact-finding inquiry. At this stage of the investigation, the SEC has not made an allegation of wrongdoing nor a finding that violations of law have occurred. In connection with the investigation, the Company’s affiliates have received and responded to subpoenas from the SEC including requests for various documents related to these affiliates, the Sponsor and these offerings. The SEC’s investigation is ongoing and the Company’s affiliates have cooperated and intend to continue to cooperate with the SEC in this matter. The Company’s affiliates are presently in discussion with the SEC about potential outcomes resulting from the investigation. The Company is unable to predict whether the SEC will commence any legal actions or launch additional investigations, inquiries or other actions related thereto.

NOTE 11.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the unaudited condensed consolidated financial statements are issued.

Dividends

On July 15, 2019, the Company’s board of trust managers declared dividends based on daily record dates for the period April 1, 2019 through June 30, 2019 at a rate of $0.00206044 per share per day, or $1,563,222, on the outstanding shares of the Company’s common stock, which the Company paid in cash on July 25, 2019.

Appendix II-50

JOINT PROXY STATEMENT AND PROSPECTUS

October 22, 2019

You should rely only on the information which is contained in this Joint Proxy Statement and Prospectus or to which we have referred in this Joint Proxy Statement and Prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this Joint Proxy Statement and Prospectus is accurate as of any date other than the date of this Joint Proxy Statement and Prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, NNN REIT’s bylaws generally requires it to indemnify and advance expenses to its directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in NNN REIT’s best interests and, in all other cases, that his conduct was at least not opposed to NNN REIT’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to NNN REIT or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to NNN REIT.

Furthermore, NNN REIT’s Charter prohibits the indemnification of its directors, its advisor, its sponsor, and their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;
•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

NNN REIT has entered into indemnification agreements with each of its directors and executive officers. NNN REIT has also purchased and maintains insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities with NNN REIT, whether or not NNN REIT is required or has the power to indemnify them against the same liability.

Item 21.	Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.	Undertakings
(a)	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	The Registrant undertakes (i) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and (ii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(c)	The Registrant undertakes that, for the purpose of determining liability under the Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements filed in reliance on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(d)	For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424, (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant, (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant, and (iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.
(e)	The Registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(f)	The Registrant undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(g)	The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	The Registrant undertakes to send to each stockholder, at least on an annual basis, a detailed statement of any transaction with the Registrant’s advisor or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Registrant’s advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
(i)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(j)	The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
(k)	The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1*
Agreement and Plan of Merger dated as of September 19, 2019, by and among RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operating Partnership, LP, Rich Uncles Real Estate Investment Trust I and Katana Merger Sub, LP (Attached as Annex A to the Joint Proxy Statement and Prospectus that is part of this Registration Statement)

2.2
Contribution Agreement dated as of September 19, 2019 by and among Rich Uncles NNN Operating Partnership, LP, RW Holdings NNN REIT, Inc., BrixInvest, LLC and Daisho OP Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on September 20, 2019)

3.1
Articles of Amendment and Restatement of the Articles of Incorporation of RW Holdings NNN REIT, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form S-11 (File No. 333-205684) filed with the Securities and Exchange Commission on May 23, 2016)

3.2
Articles of Amendment to the Articles of Incorporation of RW Holdings NNN REIT, Inc. to increase the authorized number of shares of the Registrant’s stock (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 15, 2017)

3.3
Articles of Amendment to the Articles of Incorporation of RW Holdings NNN REIT, Inc. to change the name and designation of our stock (incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 15, 2017)

3.4
Articles of Amendment to the Articles of Incorporation of RW Holdings NNN REIT, Inc. to change the Registrant’s name to RW Holdings NNN REIT, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 15, 2017)

3.5
Articles Supplementary of RW Holdings NNN REIT, Inc. reclassifying 100,000,000 unissued shares of Class C common stock as Class S common stock (incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 15, 2017)

3.6	Certificate of Notice, dated August 11, 2017 (incorporated by reference to Exhibit 3.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55776), filed August 17, 2017)
3.7
Bylaws of RW Holdings NNN REIT, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-205684) filed with the Securities and Exchange Commission on July 15, 2015)

4.1
Form of Subscription Agreement for Class C Shares (Direct Investors) (incorporated by reference to Appendix A-1 to the Registrant’s prospectus filed pursuant to Rule 424(b)(3) (File No. 333-205684) filed on April 29, 2019)

4.2
Form of Subscription Agreement for Class C Shares (Registered Investment Advisors) (incorporated by reference to Appendix A-2 to the Registrant’s prospectus filed pursuant to Rule 424(b)(3) (File No. 333-205684) filed on April 29, 2019)

4.3
Distribution Reinvestment Plan (Class C common stock) (incorporated by reference to Appendix C to the Registrant’s prospectus filed pursuant to Rule 424(b)(3) (File No. 333-205684) filed on April 29, 2019)

4.4
Amended and Restated Share Repurchase Program (Class C common stock) (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on October 17, 2019)

4.5
Distribution Reinvestment Plan (Class S common stock) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on August 17, 2017)

Exhibit No.	Description
4.6
Share Repurchase Program (Class S common stock) (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on August 17, 2017)

5.1*	Opinion of Venable LLP as to the legality of the securities.
8.1*	Tax Opinion of Morris, Manning & Martin, LLP regarding reorganization
8.2*	Tax Opinion of Morris, Manning & Martin, LLP regarding qualification as a REIT
10.1
Second Amended and Restated Advisory Agreement between RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operator, LLC and Rich Uncles, LLC (predecessor to BrixInvest, LLC), effective August 11, 2017 (incorporated by reference to Exhibit 10.1 to our Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11/A (File No. 333-205684) filed with the Securities and Exchange Commission on February 20, 2018)

10.2
Amendment No. 1 to Second Amended and Restated Advisory Agreement between RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operator, LLC and Rich Uncles, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 14, 2018)

10.3
Amendment No. 2 to Second Amended and Restated Advisory Agreement between RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55776) filed with the Securities and Exchange Commission on August 13, 2019)

10.4
Amendment No. 3 to Second Amended and Restated Advisory Agreement between RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on October 17, 2019)

10.5
Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 000-55776) filed with the Securities and Exchange Commission on August 13, 2019)

10.6
Non-Solicitation Agreement between RW Holdings NNN REIT, Inc., Rich Uncles, LLC (predecessor to BrixInvest, LLC) and Rich Uncles NNN REIT Operator, LLC (incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K (File No. 000-55776) filed with the Securities and Exchange Commission on April 3, 2017)

10.7
Loan Agreement executed on April 30, 2019 by and between RW Holdings NNN REIT, Inc., Rich Uncles NNN Operating Partnership, L.P., Rich Uncles NNN LP, LLC and Pacific Mercantile Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on May 2, 2019)

10.8
Loan Agreement, dated as of March 27, 2018 by and between RU 6877-6971 West Frye Road, Chandler AZ, LLC and Alliant Credit Union (incorporated by reference to Exhibit 10.12 to our Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11/A (File No. 333-205684) filed with the Securities and Exchange Commission on April 24, 2018)

10.9
Amended and Restated Agreement of Limited Partnership of Rich Uncles NNN Operating Partnership, LP between RW Holdings NNN REIT, Inc. and Rich Uncles NNN LP, LLC, dated August 11, 2017 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 000-55776) filed with the Securities and Exchange Commission on August 17, 2017)

23.1*	Consent of Venable LLP as to the legality of the securities (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)
23.2*	Consent of Morris, Manning & Martin, LLP as to tax issues regarding reorganization (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated herein by reference)
23.3*	Consent of Morris, Manning & Martin, LLP as to tax issues regarding REIT qualification (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated herein by reference)
23.4*	Consent of Ernst & Young LLP, independent registered accounting firm

Exhibit No.	Description
23.5*	Consent of Squar Milner LLP, independent registered accounting firm for RW Holdings NNN REIT, Inc.
23.6*	Consent of Squar Milner LLP, independent registered accounting firm for Rich Uncles Real Estate Investment Trust I
24.1**	Power of Attorney
99.1*	Consent of UBS Securities LLC
99.2*	Consent of SunTrust Robinson Humphrey, Inc.
99.3*	Form of Proxy Card of RW Holdings NNN REIT, Inc.
99.4*	Form of Proxy Card of Rich Uncles Real Estate Investment Trust I
99.5**	Consent of Joe F. Hanauer

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Legal Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed herewith.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Costa Mesa, State of California, on the 18th day of October, 2019.

RW Holdings NNN REIT, Inc.

By:	/s/ Aaron S. Halfacre
Aaron S. Halfacre Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ Aaron S. Halfacre	Chief Executive Officer, President and Director (Principal Executive Officer)	October 18, 2019
Aaron S. Halfacre

/s/ Raymond J. Pacini	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 18, 2019
Raymond J. Pacini

/s/ Sandra G. Sciutto	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	October 18, 2019
Sandra G. Sciutto

/s/ Raymond E. Wirta*	Chairman of the Board and Director	October 18, 2019
Raymond E. Wirta

/s/ Curtis B. McWilliams*	Independent Director	October 18, 2019
Curtis B. McWilliams

/s/ Adam S. Markman*	Independent Director	October 18, 2019
Adam S. Markman

/s/ Thomas H. Nolan, Jr.*	Independent Director	October 18, 2019
Thomas H. Nolan, Jr.

/s/ Jeffrey Randolph*	Independent Director	October 18, 2019
Jeffrey Randolph
*By:	/s/ Aaron S. Halfacre
Aaron S. Halfacre
Attorney-in-Fact